Form 20-F
period 2008-03-31
Cascal N.V.
filed 2008-06-25
CIK 1404675

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number: 001-33921
CASCAL N.V.
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s Name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Biwater House
Station Approach
Dorking
Surrey, RH4 1TZ
United Kingdom
(Address of principal executive offices)
Jonathan Lamb
001 44 1306 746 080
Jonathan.Lamb@cascal.co.uk
Biwater House
Station Approach
Dorking
Surrey, RH4 1TZ
United Kingdom
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common shares, par value EUR 0.50 per share	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 30,566,007 common shares.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐      No ☑
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐      No ☑
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑      No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definitions of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
          U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards
Board ☐      Other ☑
     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☑      Item 18 ☐
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐      No ☑

Explanatory note
This annual report contains some of our trademarks and service marks, including Cascal.
Unless otherwise indicated, (1) the terms “we,” “us,” “our company,” “our” and “Cascal” refer to Cascal B.V. or N.V., as the case may be, and its direct and indirect subsidiaries and joint venture investments in projects in Indonesia and The Philippines unless the context otherwise requires, (2) “Biwater” refers to Biwater Plc and its direct and indirect subsidiaries and joint venture investments and excludes Cascal and its subsidiaries and joint venture investments, unless the context otherwise requires, (3) “the Biwater Group” refers to Biwater Plc and its subsidiaries, including Cascal and its subsidiaries, (4) “shares” refer to the common shares of Cascal N.V., (5) all references to “U.S. Dollars,” “dollars,” “$” and “US$” are to the legal currency of the United States, all references to “British Pound sterling” and “£” are to the legal currency of the United Kingdom, all references to the “Rand” are to the legal currency of South Africa, all references to “Rupiah” are to the legal currency of Indonesia, all references to “Yuan” are to the legal currency of China, all references to “MXP” are to the legal currency of Mexico, all references to the “UF” are to Unidades de Fomento, the Chilean inflation-free currency, all references to the “CHP” are to the legal currency of Chile and all references to “Peso” are to the legal currency of The Philippines, references to “EUR”, “euro” and “€” are to the lawful currency of the member states of the European Monetary Union that have adopted the single currency in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union (6) references to the “SEC” are to the Securities and Exchange Commission, and (7) all references to a fiscal year refer to our fiscal year ended or ending March 31 of that year. Discussions of the history of our business in this annual report include the achievements of the businesses we have acquired prior to their acquisition by us.
Our reporting currency is the U.S. Dollar, but we conduct substantially all of our business in the local currencies of the countries in which we operate. Amounts used in this annual report that are taken or derived from our financial statements and that have been translated into one currency from another currency have been translated in the manner described in Note 2 “Accounting policies” to our consolidated financial statements. Unless otherwise noted or the context otherwise requires, all other currency translations in this annual report have been made using exchange rates as of March 31, 2008. We make no representation that any amounts could have been, or could be, translated into U.S. Dollars at any particular rate or at all.
All references to our results of operations and financial condition are reported in accordance with generally accepted accounting principles in The Netherlands, or Dutch GAAP, unless otherwise noted. As noted, some selected financial data is presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.
Market and industry information
Some of the market, industry, population and similar information used throughout this annual report is based on estimates by our management, using information we have obtained from various third-party sources but have not independently verified, as well as assumptions made by us based on such information and our knowledge of the water and wastewater industry. These sources include publications by the World Health Organization and governmental bodies, statistical almanacs and similar sources that we believe are reputable. Management believes that its estimates are reasonable and reliable. Some of the market and industry information discussed in this annual report is approximated. We are not aware of any misstatements regarding any market, industry or similar information presented in this annual report, but such information involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings “Forward-looking statements” and Item 3 “Key Information — Risk factors” in this annual report.

Forward-looking statements
Many statements we make in this annual report contain forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “target,” “predict,” “project,” “continue,” “forecast,” “should,” “would,” “intend,” “plan,” “believe,” “is/are likely to,” “hope” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements may relate to, among other things:
•	our anticipated growth strategies in the markets in which we operate or in new markets;
•	the levels of growth we anticipate in our targeted markets;
•	our future business development, results of operations and financial condition;
•	our ability to continue to control costs and maintain the quality of our water and wastewater services;
•	our ability to successfully negotiate rate adjustments and other pricing issues with government regulators and public-sector clients;
•	our ability to identify, acquire and integrate complementary operations;
•	our expectations regarding the payment of dividends;
•	our ability to retain senior management and other highly-skilled personnel;
•	our anticipated use of proceeds; and
•	the importance of our alliances, joint venture partners and investments.
The forward-looking statements included in this annual report are subject to risks, uncertainties and assumptions about us. Our actual results of operations may differ materially from the forward-looking statements as a result of risk factors described under Item 3 “Key Information — Risk factors” and elsewhere in this annual report.
The risk factors described under Item 3 “Key Information — Risk factors” include a discussion of the most significant factors that make our business risky and are not exhaustive. Other sections of this annual report include additional factors that could adversely affect our business and financial performance. Moreover, we operate in an emerging and evolving environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
PART I
Item 1. Identity Of Directors, Senior Management And Advisers
Not applicable.
Item 2. Offer Statistics And Expected Timetable
Not applicable.

Item 3. Key Information
A. Selected Financial Data
The tables below present selected consolidated financial data for and as of the end of our fiscal years 2004, 2005, 2006, 2007 and 2008. The selected consolidated statement of income data for our fiscal years 2006, 2007 and 2008 and the consolidated balance sheet data as of March 31, 2007 and 2008 have been derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by, those consolidated financial statements and related notes. The selected consolidated statement of income data for our fiscal years 2004 and 2005 and the consolidated balance sheet data as of March 31, 2005 and 2006 below have been derived from audited consolidated financial statements not included in this annual report. The selected consolidated balance sheet data as of March 31, 2004 below has been derived from unaudited consolidated financial statements. Our selected consolidated statement of income data for our fiscal years 2006, 2007 and 2008 and the consolidated balance sheet data as of March 31, 2006, 2007 and 2008 have been reconciled to U.S. GAAP. U.S. GAAP varies in certain significant respects from Dutch GAAP. See Note 26 “Summary of differences between accounting policies generally accepted in The Netherlands and in the United States of America” to our consolidated financial statements for a further discussion of the reconciliation of the selected consolidated financial data to U.S. GAAP.
You should read the selected consolidated financial data set forth below in conjunction with Item 5 “Operating and Financial Review and Prospects” appearing elsewhere in this annual report.
Dutch GAAP

	For the year ended March 31,
(Dollars in thousands, except share and per share data)	2008(1)	2007(2)	2006	2005	2004

Consolidated statement of income data(3):
Revenue	$160,642	$121,703	$110,596	$110,919	$96,836
Raw and auxiliary materials and other external costs	32,318	20,790	19,463	18,435	16,883
Staff costs	33,887	23,598	20,912	22,731	19,789

Depreciation and amortization of intangible and tangible fixed assets and negative goodwill(4)	22,786	17,980	16,066	16,585	14,561

(Profit)/loss on disposal of intangible and tangible fixed assets(5)	(749)	(989)	201	(1,053)	(540)
Impairment of assets(6)	—	—	—	—	2,984
Other operating charges(7)	31,391	23,310	22,468	24,111	20,591
Incremental offering—related costs	767	809	—	—	—

Total operating expenses	120,400	85,498	79,110	80,809	74,268

Operating profit	40,242	36,205	31,486	30,110	22,568
Gain on disposal of subsidiary(8)	1,691	—	4,135	12,762	—

Interest (expense)/income and exchange rate results(9)	(19,684)	(20,492)	(8,424)	(6,986)	(4,865)

Profit before taxation	22,249	15,713	27,197	35,886	17,703
Taxation	(9,716)	(6,944)	(8,199)	(6,018)	(4,996)
Minority interest	(945)	(753)	(378)	(4,066)	(3,231)

Net profit	$11,588	$8,016	$18,620	$25,802	$9,476

Net profit from continuing operations (10)	$9,888	$7,671	$14,692	$7,581	$4,500

Basic and diluted net profit from continuing operations per share(10)(11)	$0.42	$0.36	$0.67	$0.35	$0.21
Basic and diluted net profit per share(11)	$0.49	$0.37	$0.85	$1.18	$0.43

Basic and diluted weighted average number of shares(11)	23,329,982	21,849,343	21,849,343	21,849,343	21,849,343
Other data:
Distributions per share(11)	$0.17	$4.32	$—	$1.10	$1.44

(1)	Siza Water was acquired in May 2007 and is reflected in our statement of income data from May 3, 2007.

(2)	Our Panamanian project was acquired in June 2006 and is reflected in our statement of income data from June 26, 2006. Our first four Chinese projects were acquired in November 2006 and are reflected in our statement of income data from November 15, 2006. Pre-Heat Limited was acquired in February 2007 and is reflected in our statement of income data from February 1, 2007.

(3)	In addition to the acquisitions that have occurred since the beginning of fiscal year 2007, the comparability of our results of operations for the periods presented have been affected by the sale of our Mexican wastewater treatment plant in October 2004, the sale of our interest in Belize Water Services in October 2005, the sale of our Calama wastewater project effective as of the end of fiscal year 2006, the borrowings incurred in June 2006, the proceeds of which were used to facilitate Biwater’s purchase of 50% of our shares and the early termination of our operation and maintenance contract in Mexico in January 2008. See Item 5 “Operating and Financial Review and Prospects — Operating results — Overview — Transactions affecting comparability of periods.” Our results of operations reflect our operation and maintenance contract in Mexico as a discontinued operation in all periods presented.

(4)	Negative goodwill arose on acquisition of China Water on November 15, 2006 and is described in Note 12 “Negative goodwill” to our consolidated financial statements.

(5)	The profit on disposal in fiscal year 2005 arose primarily from a sale of property in the United Kingdom. The loss in fiscal year 2006 arose from the sale of our former wastewater treatment plant in Calama. The profit in fiscal year 2007 arose mainly from the disposal of a section of river bed owned by our U.K. subsidiary. The profit in fiscal year 2008 is derived from sales of property, surplus to the needs of our U.K. subsidiary.

(6)	The impairment of assets related to assets that we acquired in 2001 as part of our former investment in Belize.

(7)	Other operating charges include operating lease payments, professional fees, travel expenses, management fees and bad debts.

(8)	Represents the sale of our Mexican wastewater treatment plant in October 2004 and includes gains realized in subsequent periods following receipt of the repayment of promissory notes issued by the Government of Belize in connection with the sale of our interest in Belize Water Services in October 2005 and the early termination of our operation and maintenance contract in Mexico in January 2008

(9)	Currency exchange differences resulting from settlement and translation of monetary assets and liabilities are charged or credited to the exchange rate results line of our statement of income. See Note 2 “Accounting policies” to our consolidated financial statements.

(10)	Does not include the results of our discontinued operations (our Mexican wastewater treatment plant prior to its sale in October 2004 and our interest in Belize Water Services prior to its sale in October 2005) and our operations and maintenance contract in Mexico which was subject to an early termination in January 2008.

(11)	Our historical shares outstanding for comparative periods reflect the series of stock split and recapitalization transactions that effectively resulted in a 2,607-for-1 stock split assuming it occurred as of the beginning of the comparative periods presented and that there were 21,849,343 common shares outstanding during all of the comparative periods presented prior to our initial public offering.
Dutch GAAP

(Dollars in thousands,	As of March 31,
except per share data)	2008(1)	2007(2)	2006	2005	2004

Consolidated balance sheet data:
Cash at bank and in hand	$54,380	$28,321	$69,171	$34,750	$65,524
Capital Stock	24,220	14,547	13,226	14,169	13,323
Total assets	522,403	484,889	403,744	425,682	422,799
Short term debt	9,110	8,839	5,887	5,900	8,200
Current liabilities (excluding short term debt)	42,703	67,426	23,278	32,373	62,121
Long term liabilities(3)	190,190	245,069	146,942	100,924	95,486
Net assets (Shareholders’ equity)	136,726	38,552	119,039	143,250	138,761
Minority shareholders’ interest(4)	16,101	10,568	84	52,225	51,119

(1)	Siza Water was acquired in May 2007 and is reflected in our balance sheet data as of March 31, 2008.

(2)	Our Panamanian project was acquired in June 2006 and is reflected in our balance sheet data as of March 31, 2007. Our first four Chinese projects were acquired in November 2006 and are reflected in our balance sheet data as of March 31, 2007. Pre-Heat Limited was acquired in February 2007 and is reflected in our balance sheet data as of March 31, 2007.

(3)	Long term liabilities primarily consists of unsecured bank loans, secured bank loans and financial leases.

(4)	In fiscal years 2004 and 2005, the minority shareholders’ interest included preference shares issued by our U.K. project company, which were redeemed in April 2005. In fiscal years 2004, 2005 and 2006, the minority shareholders’ interest included our Belize project company. Subsequently, the minority shareholders’ interest relates to our project companies in South Africa and China.
EBITDA from continuing operations represents net profit from continuing operations before interest expense/(income) and exchange rate results, taxation, depreciation and amortization of intangible and tangible fixed assets and negative goodwill, loss/(profit) on disposal of intangible and tangible fixed assets and minority interest. EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net profit or cash flow as determined under generally accepted accounting principles. We believe EBITDA facilitates operating performance comparisons from period to period. We believe EBITDA may facilitate company to company operating performance comparisons by backing out potential differences caused by variations in capital structures (affecting net interest expense), taxation and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance and other non-recurring one-time items. We further believe that EBITDA is frequently used by securities analysts, investors and other interested parties in their evaluation of companies, many of which present an EBITDA measure when reporting their results.
EBITDA has limitations as an analytical tool, and you should not consider it either in isolation or as a substitute for analyzing our results as reported under Dutch GAAP. Some of these limitations are:
•	EBITDA does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect our interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•	EBITDA does not reflect our tax expense or the cash requirements to pay our taxes;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements of those replacements; and

•	other companies in our industry may calculate EBITDA differently, limiting its usefulness as a comparative measure.
Because of these limitations, EBITDA from continuing operations should not be considered as the primary measure of our operating performance or as a measure of discretionary cash available to us to invest in the growth of our business. The following is a reconciliation of net profit from continuing operations, the most directly comparable Dutch GAAP performance measure, to EBITDA from continuing operations.

	Year ended March	Year ended March	Year ended March
(Dollars in thousands)	31, 2008	31, 2007	31, 2006

Net profit from continuing operations	$9,888	$7,671	$14,692
Add:
Interest expense/(income) and exchange rate results	19,593	20,506	7,128
Taxation	9,359	6,806	6,894
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	22,740	17,932	15,353
(Profit)/loss on disposal of intangible and tangible fixed assets	(749)	(989)	201
Minority interest	945	753	253

EBITDA from continuing operations	$61,776	$52,679	$44,521

Revenue from continuing operations	157,777	118,567	100,820

EBITDA as a percentage of revenue from continuing operations	39.2%	44.4%	44.2%

The tables below set forth our selected consolidated financial data according to U.S. GAAP; the dual column presentation of our results of operations for fiscal year 2007 arises from the change in basis due to the Nuon transaction:
U.S. GAAP

				Aggregated
		For the	For the	for the
	For the	period	period	year	For the
	year	April 1,	June 26,	ended	year
	ended	2006 to	2006 to	March 31,	ended
(Dollars in thousands,	March 31,	June 25,	March 31,	2007	March 31,
except per share data)	2008(1)	2006	2007(2)	(Unaudited)(2)(3)	2006

Condensed consolidated statement of income data:
Revenue	$143,133	$22,882	$82,005	$104,887	$88,468
Costs and expenses:
Raw and auxiliary materials	28,306	3,987	12,728	16,715	15,402
Operations and maintenance	59,733	8,396	31,960	40,356	32,715
Depreciation and amortization	19,671	3,695	13,131	16,826	14,154

Income from continuing operations	35,423	6,804	24,186	30,990	26,197
Interest income	2,768	860	1,745	2,605	4,253
Interest expense	20,062	2,157	13,852	16,009	10,956
Other expense	(2,266)	(696)	(6,083)	(6,779)	(164)

Income from continuing operations before income taxes	15,863	4,811	5,996	10,807	19,330
Taxation	(8,532)	(1,908)	(4,146)	(6,054)	(5,899)
Share of net profit of equity method investments(4)	3,348	714	2,335	3,049	2,693
Minority interest in continuing operations	(644)	(21)	(125)	(146)	(253)

Net income from continuing operations	10,035	3,596	4,060	7,656	15,871
Discontinued operations
Income from operations	(60)	77	329	406	162
Gain on disposal of Belize Water Services	1,295	—	—	—	4,135
Gain on termination of operations in Mexico	396	—	—	—	—
Income tax	(229)	(15)	(100)	(115)	(1,305)

Net income from discontinued operations	1,402	62	229	291	2,992

Net income	$11,437	$3,658	$4,289	$7,947	$18,863
Net income (loss) per share— basic and diluted(5)
Continuing operations	$0.43	$0.17	$0.19	$0.36	$(0.46)
Discontinued operations	$0.06	—	$0.01	$0.01	$0.14

	$0.49	$0.17	$0.20	$0.37	$(0.32)

Weighted average number of shares—basic and diluted(5)	23,329,982	21,849,343	21,849,343	21,849,343	21,849,343

(1)	Siza Water was acquired in May 2007 and is reflected in our statement of income data from May 3, 2007.

(2)	Our Panamanian project was acquired in June 2006 and is reflected in our statement of income data from June 26, 2006. Our first four Chinese projects were acquired in November 2006 and are reflected in our statement of income data from November 15, 2006. Pre-Heat Limited was acquired in February 2007 and is reflected in our statement of income data from February 1, 2007.

(3)	The aggregated results for the year ended March 31, 2007 are non-GAAP measures representing an aggregation of our audited results for the period April 1, 2006 to June 25, 2006 prior to the acquisition by Biwater of Nuon’s 50% share in us, and our audited results for the period June 26, 2006 to March 31, 2007. See Note 26 “Summary of differences between accounting policies generally accepted in The Netherlands and in the United States of America” to our consolidated financial statements.

(4)	Consists of net profit from our interests in our projects in Indonesia and The Philippines.

(5)	Basic and diluted net profit per share is computed by dividing the net profit applicable to common shares by the weighted average number of common shares outstanding during the period. Our historical shares outstanding reflect the series of stock split and recapitalization transactions that effectively resulted in a 2,607-for-1 stock split assuming it occurred as of the beginning of the periods presented prior to our initial public offering and that there were 21,849,343 common shares outstanding during all of the periods presented prior to our initial public offering.

U.S. GAAP

	As of March 31,
(Dollars in thousands)	2008(1)	2007(2)	2006

Condensed consolidated balance sheet data:
Cash and cash equivalents	$52,696	$27,194	$68,271
Total assets	531,664	493,402	404,206
Current liabilities	48,951	72,502	24,561
Long term debt, net of current portion	190,306	245,151	147,517
Minority interest	20,301	15,176	84
Shareholders’ equity	175,397	67,340	119,414

(1)	Siza Water was acquired in May 2007 and is reflected in our balance sheet data as of March 31, 2008.

(2)	Our Panamanian project was acquired in June 2006 and is reflected in our balance sheet data as of March 31, 2007. Our first four Chinese projects were acquired in November 2006 and are reflected in our balance sheet data as of March 31, 2007. Pre-Heat Limited was acquired in February 2007 and is reflected in our balance sheet data as of March 31, 2007.
A reconciliation of the numerator for the purposes of calculating net profit per share under U.S. GAAP is as follows:
U.S. GAAP

		For the	For the	Aggregated
		period	period	for the year
	Year	April 1,	June 26,	ended	Year
	ended	2006 to	2006 to	March 31,	ended
(Dollars	March 31,	June 25,	March 31,	2007	March 31,
in thousands)	2008(1)	2006	2007(2)	(Unaudited)(2)(3)	2006

Net income in accordance with U.S. GAAP	$11,437	$3,658	$4,289	$7,947	$18,863
Premium on redemption of preference shares	—	—	—	—	(25,875)

Net income (loss) attributable to common shareholders	$11,437	$3,658	$4,289	$7,947	$(7,012)

(1)	Siza Water was acquired in May 2007 and is reflected in our statement of income data from May 3, 2007.

(2)	Our Panamanian project was acquired in June 2006 and is reflected in our statement of income data from June 26, 2006. Our first four Chinese projects were acquired in November 2006 and are reflected in our statement of income data from November 15, 2006. Pre-Heat Limited was acquired in February 2007 and is reflected in our statement of income data from February 1, 2007.

(3)	The aggregated results for the year ended March 31, 2007 are non-GAAP measures representing an aggregation of our audited results for the period April 1, 2006 to June 25, 2006 prior to the acquisition by Biwater of Nuon’s 50% share in us, and our audited results for the period June 26, 2006 to March 31, 2007. This presentation provides a convenient comparison to the information relating to the prior fiscal year. See Note 26 “Summary of differences between accounting policies generally accepted in The Netherlands and in the United States of America” to our consolidated financial statements.
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.

D. Risk Factors
Many factors could materially adversely affect our business, financial condition or results of operations. These risks include those described below and may include additional risks and uncertainties not presently known to us or that we currently deem immaterial.
These risks should be read in conjunction with the other information in this report.
Risks relating to our business
If we are unable to identify suitable project opportunities, win bids for, or effectively negotiate the terms of, those opportunities, our growth prospects will be reduced.
Our growth strategy depends upon our success in identifying and winning new projects, particularly in China and Europe. There can be no assurance that we will be able to identify suitable project opportunities. In addition, we may not be able to negotiate successfully terms of projects that we have decided to pursue. Factors that could adversely affect our ability to negotiate successfully the terms of such projects include competition from other bidders and resistance to private-sector involvement in the water sector from non-governmental organizations or other third parties. We face competition in winning long-term contracts to provide water and wastewater services from larger, multinational companies as well as from local companies focusing on particular markets. From time to time, our competitors may target lower rates of return in an effort to expand market share or enter new markets. Our opportunities to acquire, own and operate projects under perpetual licenses may be limited by resistance from non-governmental organizations or other third parties to private-sector involvement. Our growth prospects will be reduced to the extent projects are not available on terms that are suitable to us.
If we are unable to obtain government or public-sector client approval of our requests for rate increases, our profitability may suffer.
Our ability to meet our financial objectives is dependent upon the rates we charge our customers. These rates generally are subject to periodic approval by government regulators or our public-sector clients. Obtaining approval for rate increases can be time-consuming and costly. The organizations that must approve our rates may change their rules and policies, particularly when there are changes in their personnel for any reason, including changes in government administration. The risk of these kinds of policy changes is greater in emerging markets than in developed markets. Although the contracts and regulations we operate under usually contain provisions to address material, unexpected events, these provisions usually require us to seek regulatory or client approval before we can raise our rates in response to increased expenses. We may face difficulties in obtaining approval to raise rates, or be unable to obtain approval to raise rates, such as we are experiencing in our project in The Philippines or such as we have recently experienced in our project in Indonesia. There could be a significant gap between the timing of increased expenses and our ability to recover those expenses. In extreme cases, a lack of approval for rate increases may result in the project no longer being viable, which could lead to its termination and write-off. There may also be a significant delay between approval of a rate increase and the ability of the client to pay the increased rates as we are experiencing in our project in Panama. We can provide no assurances with respect to future rate increases that may be approved by our clients and regulators or that any such increases will be sufficient to ensure profitability with respect to the affected operations.
Any pending or future acquisitions we decide to undertake involve risks.
An important element of our growth strategy is the acquisition or the development of water and wastewater projects. The negotiation of potential acquisitions and development of new projects could require us to incur significant costs and expose us to significant risks, including the following:
•	risks relating to the condition of assets acquired when we are awarded a new project, in particular the underground assets that are used in distributing water or in collecting wastewater, for which we take operational responsibility and which may not be in the condition as represented to us, as we experienced with the acquisition and ultimate disposal of our former water project in Belize;
•	operating risks, including environmental problems, shortages of materials and unavailability of skilled labor;
•	risks that potential acquisitions may require the disproportionate attention of our senior management, which could distract them from the management of our existing projects; and
•	risks related to our ability to hire or retain experienced personnel, including immigration restrictions, something we are presently experiencing in China
These acquisitions could result in dilutive issuance of our equity securities, incurrence of debt and contingent liabilities, fluctuations in quarterly results and acquisition-related expenses.

Some or all of these items could also have a material adverse effect on our business and our ability to finance our operations. The businesses and other assets we acquire in the future may not achieve revenue and profitability that justify our investment and any difficulties we encounter in the integration process could interfere with our operations and reduce operating margins.
Our operating costs could be significantly increased in order to comply with new or stricter regulatory standards imposed by governmental agencies and we could be negatively affected by other potential governmental actions and regulations.
Water and wastewater service providers are generally subject to regulation by water, environmental and health and safety regulators. Regulations may relate to, among other things, standards and criteria for drinking water quality and for wastewater discharges, customer service and service delivery standards, waste disposal and raw water abstraction limits and charges. Accordingly, we are often required to obtain environmental permits from governmental agencies in order to operate our facilities. We cannot assure you that we have been or will be at all times in compliance with these laws, regulations and permits. Our costs of complying with, or discharging our responsibility under past, current and future governmental laws and regulations may adversely affect our business or results of operations. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators and our operations could be curtailed or shut down, and we could be exposed to claims by third parties resulting from non-compliance. In addition, our failure to comply with such laws, regulations and permits may constitute a breach of our contracts. These laws and regulations are complex and change frequently and these changes may cause us to incur costs in connection with the remediation of actions that were lawful at the time they were taken. We may incur higher costs than expected in any particular period and we may not be immediately able to pass those increased costs along to our customers through rate increases.
Any government that regulates our operations may enact legislation or adopt new regulations that could have an adverse effect on our business, including the following:
•	restricting foreign ownership or investment, such as by requiring local investment as in The Philippines or by encouraging local investment as in South Africa, or otherwise affecting the capital structure of our subsidiaries;
•	providing for the expropriation of our assets by the government;
•	providing for changes to water and wastewater quality standards;
•	requiring cancellation or renegotiation of, or unilateral changes to, agreements relating to our provision of water and wastewater services;
•	restricting our ability to terminate our services to customers who owe us money for services previously provided, as is the situation facing our U.K. and South African project companies;
•	promoting an increase of competition among water companies within our designated service areas, such as Ofwat has promoted in England and Wales;
•	requiring the provision of water or wastewater services at no charge or at reduced prices, such as in South Africa where all domestic customers are eligible to receive approximately 1,600 gallons of water per month without charge;
•	adverse changes in tax, legal or regulatory requirements, including environmental regulations and changes that impose additional costs on our operations;
•	changes in the charges made for raw water abstraction, as is being attempted in Panama;
•	prohibiting or restricting the payment of dividends or the flow of funds to foreign investors; and
•	causing currency exchange fluctuations or devaluations, such as in Mexico in 1994 and in Indonesia in 1997.
Unfavorable currency exchange rate fluctuations may negatively affect the reported results of our operations.
The majority of our revenue, expenses, assets and liabilities are recorded in currencies other than the U.S. Dollar, even though our financial results are reported in U.S. Dollars. To prepare our consolidated financial statements, we translate those revenue, expenses, assets and liabilities into U.S. Dollars. Accordingly, increases and decreases in the value of the U.S. Dollar as compared to other currencies will affect the value of these items in our consolidated financial statements, even if their value has not changed in their original currency. See Item 5 “Operating and Financial Review and Prospects”.

Contamination to our water supply may result in disruption in our services and litigation that could adversely affect our business and financial condition.
Our water supplies are subject to contamination, including contamination from naturally-occurring compounds, chemicals and pollution resulting from man-made sources and terrorist attacks. If our water supply is contaminated, we may have to interrupt the use of that water supply until we are able to substitute the flow of water from an uncontaminated source. In addition, we may incur significant costs in order to treat the contaminated source through expansion of our current treatment facilities or the use of treatment facilities operated by others or the development of new treatment methods. The costs associated with a contaminated water source could be significant. We could also be held liable for consequences arising out of human exposure to hazardous substances in our water supplies or other environmental damage and our insurance policies may not be sufficient to cover the costs of these claims. If we are unable to substitute water supply adequately from an uncontaminated source or treat the contaminated water in a cost-effective manner, our business and financial condition may be adversely affected through a decline in revenue or higher operating costs.
If the raw water that we use or the untreated wastewater that we receive is not within quality parameters defined in our contract or license, our operations may be negatively affected.
We can treat raw water to produce potable water and can treat wastewater to produce treated effluent only to the extent that the parameters of the raw water or untreated wastewater are within the limits defined by our contract or license because these limits will have determined the treatment processes that we incorporated in our water or wastewater treatment plant. If the raw water we use or untreated wastewater we receive have quality parameters that are outside the defined limits, our treatment processes may not be fully effective and therefore the water or the treated effluent produced may not satisfy the requisite standards. If we experience this problem, we may need to invest in the construction of additional treatment facilities and we may also be penalized by the regulator or by our client for supplying substandard services.
We depend substantially on a limited number of key personnel who would be difficult to replace. If we lose the services of these individuals, our business will be adversely affected.
Our continued growth and success depend in large part on the managerial and technical skills of the members of our senior management, particularly our Chief Executive Officer. Most of our executive officers, including our Chief Executive Officer, are subject to written employment contracts, but these contracts do not contain non-compete provisions. Any loss of services of any of those individuals would negatively affect our business by harming our ability to pursue our growth strategy and to continue to oversee the improvement of our existing operations.
Adverse economic conditions could adversely affect our business, financial condition and growth potential.
We are sensitive to economic conditions in each of the markets where we provide water and wastewater services, including the United Kingdom, which represented 59% of our revenue during fiscal year 2008. There is a positive correlation between improved economic conditions, and the consequential higher standards of living, and the consumption of water. Therefore, global or regional economic downturns, such as the Asian economic crisis in the late 1990s, could have an adverse effect on our business and financial condition by reducing the need for improved water services. In addition, increases in the local rates of inflation or the cost of electricity where we operate may result in an increase in our operating costs, which may not be immediately and fully recoverable in our rates. If worldwide economic conditions fail to improve or worsen, our expected growth may be adversely affected.
If we are unable to manage the risks associated with operations in emerging markets, our business, financial condition and results of operations may be adversely affected.
We operate in several emerging markets. There are a number of risks in doing business in those markets, including the following:
•	an unfavorable political or economic environment, including tariffs, duties, exchange controls, expropriation, import controls and other trade barriers;
•	unexpected legal or regulatory changes and the associated cost of compliance, such as South Africa’s introduction of a “free basic water” policy in 2000, which had a material adverse effect on the results of our South African operations;
•	protests relating to the provision of, or charges associated with, the supply of water and wastewater services by a foreign private company, as we have experienced in the past in Indonesia and South Africa;
•	a heightened risk of terrorist threats or attacks that affect our ability to meet our service obligations;

•	longer accounts receivable payment cycles and greater difficulties in collecting accounts receivable, as we are experiencing in Panama and with some of our poorer customers in the townships surrounding Nelspruit, South Africa;
•	the loss of grants that may be provided by governments, such as those currently provided to our project in South Africa in order to assist in the provision of water and wastewater services to the communities unable to pay for our services;
•	difficulties in attracting and retaining qualified management and employees or rationalizing our workforce;
•	recessionary trends, inflation and instability of the financial markets;
•	potentially adverse tax consequences, including regulations relating to transfer pricing and withholding taxes on remittances, dividends and other payments by our subsidiaries and joint ventures; and
•	arbitrary decisions to attempt to terminate our contracts without cause, as we have experienced in our former project in Mexico.
If we are unable to manage successfully the risks inherent in our international activities, our business, financial condition and results of operations may be adversely affected through declining operating margins and, in extreme cases, changes that result in a project no longer being viable, which could lead to its termination and write-off.
Lower than expected population growth or migration can adversely affect our business and growth opportunities.
Population growth and migration of people from rural to urban areas contribute significantly to demand for investment in water and wastewater infrastructure. If population growth and migration do not meet or exceed expected levels, governments may not direct significant resources into urban water and wastewater infrastructure. In addition, if population does not grow as we expect in the areas supplied by our existing projects, particularly in our projects in China, South Africa, The Philippines and Indonesia, the results of our operations may be adversely affected.
We provide bank guarantees and other forms of financial security to our public-sector clients that could be drawn on by our clients or potential clients if we do not meet certain obligations.
Under the terms of some of our bidding processes, agreements with our clients and loan agreements, we provide financial guarantees, usually in the form of bank guarantees, or deposits to ensure our performance of certain obligations. At March 31, 2008, we had guarantees totaling $26.2 million. If we fail to perform certain obligations to the satisfaction of the party that holds the guarantee or deposit, our client or lender may take the benefit of the guarantee or deposit.
If we are required to make unexpected payments to any pension plans applicable to our employees or the employees of Biwater, our financial condition may be adversely affected.
Our employees at our operations in the United Kingdom, Indonesia and The Philippines participate in defined benefit pension plans, and such plans reported a net pension obligation of $14.2 million as of March 31, 2008, as calculated under Dutch GAAP. We may assume other obligations under defined benefit pension plans as a result of our acquisition of new projects. Changes in actuarial estimates and assumptions can increase our reported pension plan expenses and liabilities, and in certain circumstances we may be required to increase the actual cash payments we make under these plans.
We are also contingently liable for Biwater’s obligations under its defined benefit pension plan in the United Kingdom because our U.K. defined benefit pension plan is part of the same trust that governs Biwater’s U.K. defined benefit pension plan. Our U.K. defined benefit pension plan is administered by the same trustees as the Biwater plan. We have been informed by Biwater that as of March 31, 2005, which is the most recent date for which this calculation is required to be made available, Biwater’s U.K. defined benefit pension plan was underfunded on a full buy-out basis, as determined under the U.K. pension statute, by £93.3 million ($185.5 million). At the same date, our U.K. defined benefit pension plan was underfunded on a full buy-out basis by £29.9 million ($59.4 million).
We could also be required at any time to make accelerated payments up to the full buy-out deficit in the trust (including the deficit with respect to Biwater’s plan as well as the deficit with respect to our plan), which would likely be far higher than the normal ongoing funding cost of the plan, if we receive a “Contribution Notice” or a “Financial Support Direction” from the U.K. Pensions Regulator. For a description of the circumstances in which we may receive a Contribution Notice or a Financial Support Direction, see Item 7 “Major Shareholders and Related Party Transactions — Related party transactions — U.K. defined benefit pension plan”.
Our financial condition will be adversely affected to the extent that we are required to make any additional payments to any relevant defined benefit pension plans in excess of the amounts assumed in our current plans. Our reported results of operations and financial condition will be adversely affected to the extent we must report higher pension plan expenses under Dutch GAAP or U.S. GAAP.

If we are unable to arrange financing for projects on suitable terms, our business and growth will be adversely affected.
The construction or acquisition and operation of our water and wastewater projects could require us to incur significant cash expenditures. Our ability to arrange financing for projects on suitable terms and our access to, and cost of, capital depend upon numerous factors, including the following:
•	general economic and market conditions;
•	the availability of credit from multilateral funding agencies, commercial banks and other financial institutions;
•	interest rates;
•	the perceived credit quality of our client;
•	investor confidence in our business;
•	the perceived quality of our existing projects and prospective projects;
•	the amount of equity that we contribute to a project company;
•	restrictions in our debt instruments;
•	the funding status of our defined benefit pension plans;
•	our reputation and success on existing projects; and
•	tax and securities laws.
In addition, if our shareholders’ preemptive rights are not waived, then the existence of those rights may delay our ability to raise capital through equity issuances. If we cannot secure financing on terms that are suitable to us, our business and growth will be adversely affected because we may not be able to undertake projects that we otherwise would undertake.
We rely upon long-term licenses from governments and contracts with our public-sector clients to provide water and wastewater services, and these licenses and contracts may not be renewed, may be cancelled or may be renegotiated on terms less satisfactory to us.
We presently operate under long-term licenses from, and contracts with, governmental agencies and other public-sector clients. Most of the longer-term licenses and contracts are subject to periodic renegotiation of rates and other material terms. Our regulator’s or public-sector client’s inability or unwillingness to perform its obligations under the license or contract, as we are experiencing in our project in Panama or have experienced in our former project in Belize, may impair the profitability of these projects and the value of the investments that we have made. In addition, disputes that we may have with our public-sector client or regulator may adversely affect our contract negotiations or could lead to termination of our license. Upon expiration, these arrangements may not be renewed or may be renewed on less favorable terms, and the terms and conditions of these arrangements following any renegotiation may not be as favorable to us as the terms and conditions in effect prior to those changes.
Our results of operations could be adversely affected by a disruption in the provision of services by third parties.
We depend upon third parties to perform their contractual obligations with us. In particular, we often rely upon third parties to perform maintenance work associated with our water pipelines and to supply adequate electricity to operate our facilities. To the extent that adequate maintenance is not performed on our pipelines or the supply of electricity to our facilities is interrupted or proves unreliable, our ability to operate our facilities may be affected.

Our business is subject to seasonal fluctuations and other weather conditions, which could adversely affect supply of and demand for our water services and our results of operations.
We depend on an adequate water supply to meet the present and future needs of our customers. Whether we have an adequate water supply depends upon a variety of factors, including:
•	rainfall;
•	the capacity of, and the amount of water stored in, our reservoirs;
•	underground water supply from which well water is pumped;
•	changes in the amount of water used by our customers; and
•	water quality.
In particular, drought conditions, such as experienced by our project in South Africa from October 2003 until May 2004, could interfere with our sources of water supply and could adversely affect our ability to supply water in sufficient quantities to our existing and future customers. An interruption in our water supply or restrictions on water usage during drought conditions or other legal limitations on water use could result in decreased customer billing and lower revenues. This could also cause increases in capital expenditures needed to build infrastructure to secure alternative water sources. Customers may use less water even after a drought has ended because of conservation patterns developed during the drought. Lower water use for any reason could lead to lower revenue.
Also, demand for water is seasonal. Demand for our water tends to be greater during the drier months at our various operations, which in the South Coast area of the United Kingdom are generally the warmer summer months due to the influx of tourists and increased usage for watering, landscaping, baths, showers and swimming pools. Throughout the year, demand at our various locations will vary with temperature and rainfall levels. In the event that temperatures during the typically warmer months are cooler than normal, or if there is more rainfall than normal, the demand for our water may decrease, which would adversely affect our revenue.
In countries with colder climates at certain times of the year, water main pipes are more likely to burst, which can lead to loss of supply to customers for periods of time resulting in reduced revenue and an increase in operating costs as the service problems are remedied.
Any of these factors could adversely affect our results of operations.
Strikes or work stoppages could adversely affect our operations.
Approximately one-third of our employees in the United Kingdom and 80% of our employees in South Africa, representing approximately 20% of our total workforce, belong to labor unions. Disputes with regard to the terms of employment of these workers or our potential inability to negotiate acceptable wages and benefits with these unions in the future could result in, among other things, strikes, work stoppages or other slowdowns by the affected workers. Our relations with our employees may not remain positive, and union organizers could be successful in future attempts to organize at some of our other operations. If our workers were to be involved in a strike, work stoppage or other slowdown, or other employees were to become unionized or the terms and conditions in future labor agreements were renegotiated, we could experience a significant disruption of our operations and higher ongoing labor costs.
Our relationships with our project partners may not be successful, which could adversely affect our business and the implementation of our growth strategy.
In certain markets, we depend on relationships with partners and co-investors to provide local expertise, develop relationships with public-sector clients, participate in the management of existing projects and identify project opportunities. Some of these relationships are either required by local regulation such as in The Philippines or encouraged by a central government such as in South Africa. Changes in project scope, local political or economic conditions or a partner’s financial condition may result in termination of the relationship and may require us to buy or sell a portion of the remaining interests in the project. Also, disagreements between us and our partners and co-investors may affect the operations of our subsidiaries and joint ventures, such as we are experiencing in our project in The Philippines. See Item 8 “Financial Information —Legal proceedings”. These disagreements may also adversely affect our ability to receive dividend payments and/or management fees from our projects in Indonesia and The Philippines. If these relationships are not successful, our business and growth may be adversely affected and the value of your shares may decline.

If our project companies are unable to pay the principal of and interest on their indebtedness as they come due or they default under certain other provisions of their loan documents, their indebtedness could be accelerated and our results of operations and financial condition could be adversely affected.
A default by one of our project companies under the terms of its loan agreements could restrict its ability to make capital expenditure, dividends or other distributions. In addition, the failure by one of our project companies to meet its obligations under its indebtedness could affect its ability to negotiate subsequent rate increases. A default could lead to acceleration of the indebtedness, foreclosure proceedings and the possible loss of our investment in that project company. The inability of one or more of our project companies to perform on their indebtedness obligations may adversely affect our ability to bid successfully or obtain financing for new projects.
We cannot control our joint venture companies and our partners may be able to require us to contribute additional capital in them.
We have made in the past, and may make in the future, direct or indirect joint venture investments in other companies. We currently have joint venture investments in our project companies in Indonesia and The Philippines and in Yancheng, China. We do not control these joint venture companies, and the business decisions of these companies may not be in our best interests. Some of these investments may require ongoing expenditures and we may be required to meet capital calls in order to maintain our level of equity investment. If we do not make these additional investments when we are obligated to do so, our ownership interest may be diluted. In addition, if the value of these strategic investments declines, we may be subject to losses that will adversely affect our results of operations and financial condition.
Cascal N.V. is a holding company with no independent operations. Our ability to meet our obligations, including servicing our debt and pay dividends depends upon the performance of our subsidiaries and the companies in which we have joint venture investments, their ability to make distributions to us, and on statutory restrictions.
As a holding company, Cascal N.V. depends on the earnings and cash flows of, and dividends, distributions, loans and/or advances from, our subsidiaries and companies in which we have joint venture investments to generate the funds necessary to meet certain of our obligations, including servicing the borrowings under our revolving loan facility and pay dividends. Our ability to pay dividends will be subject to our future results of operations, financial condition, liquidity needs and capital resources. In addition, the payment of dividends, distributions, loans or advances to Cascal N.V. or one of our intermediate holding companies by our subsidiaries and companies in which we have joint venture investments could be subject to contractual restrictions, such as the terms of their financing arrangements, as well as legal restrictions, such as statutory restrictions and the fiduciary duties owed by the directors of these subsidiaries and companies in which we have or may have joint venture investments. Limitations on the payment of dividends, distributions, loans or advances to the holding company are common in the early years of our ownership or investment in a particular project. The payment of dividends is further subject to the provisions of Dutch law, including a provision that eligible profits may only be distributed to the extent shareholders’ equity is not reduced below the amount of the fully paid-up share capital and the reserves that must be maintained by law or under our Articles of Association. See Item 8 “Financial Information— Dividend policy”. As a result, we can offer no assurances that we will be able to pay dividends in the amounts and at the times that our shareholders expect.
Our projects are subject to risks that could disrupt the services that we provide.
We currently operate in seven countries and if we achieve our growth plans we will extend the geographical scope of our operations. Our facilities and operations could be damaged or disrupted by a natural disaster, war, political unrest, terrorist activity or public health concerns. A major catastrophe, such as an earthquake, hurricane, tsunami, flood, volcanic eruption or other natural disaster at any of our sites, or significant political unrest, war or terrorist activities in any of the areas where we conduct operations, could result in a prolonged interruption of or disruption to the services we provide to our customers. Insurance coverage relating to these risks may be insufficient or unobtainable on commercially reasonable terms. We may not be able to provide our services in the manner required by our customers if any of the foregoing occurs, resulting in damage to our reputation and lower revenue and profits.
Risks relating to our relationship with the Biwater Group
Biwater is in a position to control matters requiring a shareholder vote, and this ownership concentration may adversely affect the market price of our shares as well as the ability of our other shareholders to influence matters subject to a shareholder vote.
Biwater owns, directly or indirectly, approximately 58% of our outstanding common shares. Biwater has initially elected a board of directors whose members will serve staggered terms on a “classified” board, but we cannot assure you that Biwater will continue to support the election of a “classified” board in the future. Biwater as a majority shareholder may at any time vote to eliminate the “classified” board provisions in our governing documents and vote to remove any subsequently elected director without cause.

Biwater has sufficient voting power to call an extraordinary meeting of shareholders, and as a result of its majority ownership of our shares, to take certain actions, including the following:
•	remove and elect at least a majority of our directors (including the filling of any vacancies), subject to Biwater’s agreement that it will not vote to remove without cause a member of our board of directors elected to serve on the “classified” board;
•	effect certain amendments to our Articles of Association and other governing documents, including the prospective elimination of our “classified” board;
•	control our decisions regarding debt incurrence, stock issuance and the declaration and payment of dividends;
•	control our management; and
•	approve or reject any merger, consolidation or sale of substantially all of our assets or any other transaction requiring shareholder approval.
This concentration of ownership of our shares could delay or prevent mergers, tender offers or other purchases of our shares, and other transactions that require shareholder approval which could deprive holders of our shares of the opportunity to earn a premium for the sale of the shares. Therefore, this concentration of ownership may adversely affect our share price. As a result of its ownership, Biwater may have the ability to control all matters submitted for a shareholder vote. Biwater may choose to vote in a manner that the other owners of our shares do not consider to be in their best interest. In addition, we have been informed that, as of March 31, 2008, 100% of the shares of Biwater were beneficially owned by Adrian White and his family and family interests (70%) and Leslie Jones and his family and family interests (30%). Any significant change in Biwater’s ownership structure could have a material effect on the manner in which Biwater exercises its voting power.
Future sales by our existing shareholder of a substantial number of our shares in the public market could adversely affect the price of our shares.
If our existing shareholder sells, or indicates an intention to sell, a substantial number of our shares the market price of our shares could fall. It is likely that Biwater will sell shares in the future. For example, Biwater currently operates a defined benefit pension plan in the United Kingdom that currently has a substantial funding deficit. Biwater may choose to dispose of more of our shares in the future in order to fund part or all of this pension funding deficit. Biwater has pledged all of its ownership interest in us as security for its borrowings under its credit arrangements. If Biwater fails to repay its borrowings on a timely basis, the lenders could enforce their rights under the pledge or otherwise and may choose to sell, or cause Biwater to sell, these shares. Any disposal may adversely affect our share price and may impair our ability to raise additional capital through the sale of our equity securities. In addition, the potential availability for sale of our shares, or the perception by the market that such sales could occur, could adversely affect the prevailing market price of our shares. In the event that Biwater sells some or all of its shares to another party, our other shareholders will not have the right to participate in the sale.
We are party to various agreements with Biwater, and we do not know if we may have been able to obtain better terms from third parties and we may not be able to replace them with equally-favorable arrangements.
We have agreements with Biwater for services relating to real estate, human resources, information technology, public relations and payroll. These agreements were put in place upon our formation in 1999 and have not been substantively modified since then. We have not attempted to negotiate similar agreements with unaffiliated parties and do not know whether unaffiliated parties would have entered into these agreements with us on more or less favorable terms. If these agreements were terminated for any reason, we cannot assure you that we could enter into equally-favorable agreements with unaffiliated parties. Our inability to replace these agreements on equally-favorable terms could reduce our profitability.
In the future, Biwater may compete against us in water and wastewater projects.
Biwater has agreed in writing that it will refer long-term water and wastewater project opportunities to us for our consideration prior to considering the project for its own portfolio. This agreement terminates upon the earlier of three years after the closing of our initial public offering or Biwater owning less than 15% of our common shares. Following termination of this agreement, Biwater may elect to compete against us for such project opportunities.

Risks relating to our shares
There has been no public market for our shares prior to our initial public offering and the price of our shares may be highly volatile.
Prior to our initial public offering, there was no public market for our shares. We cannot assure you that an active trading market for our shares will develop. A significant portion of our shares are not publicly traded because Biwater continued to hold approximately 58% of our outstanding common shares after the initial public offering. If no trading market develops, securities analysts may not initiate or maintain research coverage of us, which could further depress the market for our shares. The price of our shares could decline if one or more equity analysts downgrade our shares or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business. Furthermore, our results of operations and prospects from time to time may be below the expectations of market analysts and investors.
You may not receive dividends because our board of directors could, in its discretion, depart from or change our dividend policy at any time.
We are not required to pay dividends, and our shareholders will not be guaranteed, or have contractual or other rights, to receive dividends. Our board of directors may decide at any time, in its discretion, to decrease the amount of dividends, otherwise change or revoke our dividend policy or discontinue entirely the payment of dividends. For example, our board of directors could depart from or change our dividend policy if it were to determine that we had insufficient cash to take advantage of other opportunities, such as the acquisition or development of new projects. If we do not pay dividends, for whatever reason, your shares could become less liquid and their market price could decline.
If our current resources are insufficient to accomplish our growth strategy, we may seek to sell debt securities or additional equity securities, which could adversely affect your investment.
If the resources available to us are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain additional credit arrangements. The sale of additional equity securities would result in the dilution of the ownership interest of our shareholders prior to that issuance. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict some or all of our operations. Either of these could adversely affect your investment.
In the future, we will be required to perform an evaluation of our internal controls pursuant to the Sarbanes-Oxley Act of 2002. If we fail to complete this evaluation or our independent registered public accounting firm is unable to attest to this evaluation, our share price may be adversely affected.
Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), we have commenced an evaluation of our internal controls over financial reporting and are, in due course, required to have our auditor attest to this evaluation. Compliance with this requirement is expected to be both expensive and time-consuming, in part because of our geographically diverse business and decentralized management structure, and will be on-going throughout our fiscal year 2009. We expect to make enhancements to our existing internal controls over financial reporting as a result of performing our evaluation and may also identify significant deficiencies or material weaknesses therein that will require our remediation.
We have not previously been subject to these requirements and therefore our independent registered public accounting firm has not performed and has not been required to perform an evaluation of our internal control over financial reporting pursuant to Section 404. However, in connection with its audit of our consolidated financial statements for the years ended March 31, 2007 and 2008, our independent registered public accounting firm identified a number of control deficiencies. For the year ended March 31, 2007 certain control deficiencies, particularly with respect to our accounting for deferred income taxes, were determined to be a “material weakness”. That material weakness was defined as a control deficiency, or combination of control deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected.
For the year ended March 31, 2008 certain control deficiencies have been identified which we are currently addressing. We have allocated, and will continue to allocate, significant additional resources to remediate the deficiencies identified in our controls over financial reporting as soon as possible.
However, elements of our remediation plan can only be accomplished over time, and we can provide no assurances that our initiatives will result in an effective internal control environment. Moreover, we can provide no assurances that we have identified all, or that we will not in the future have additional, significant deficiencies or material weaknesses. Our share price may be adversely affected if we fail to complete our remediation plan or our internal control evaluation in a timely manner, if our independent registered public accounting firm is unable to attest to the evaluation.
Our obligations and other undertakings associated with being a public company will require significant resources and management attention.
We operated as a private company from our inception until completion of our initial public offering. Upon completion of our initial public offering, we became subject to the reporting requirements of the Securities Exchange Act of 1934 and the other rules and regulations of the Securities and Exchange Commission. We also became subject to supervision by the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten, or AFM) under the Dutch Act on the Supervision of Financial Reporting (Wet toezicht financiële verslaggeving). We will have to dedicate a significant amount of time and resources to ensure compliance with these regulatory requirements. In addition, upon completion of the offering we became subject to the listing requirements of the New York Stock Exchange.
The growth of our business may place a significant strain on our management, personnel, systems and resources. Continued growth may also require expansion of our procedures for monitoring and ensuring our compliance with applicable regulations, particularly due to our international portfolio of projects and the complexity of accounting for acquisitions in different countries. We will work with our legal, accounting and financial advisors to identify any areas in which changes should be made to our financial and management control and reporting systems to manage our growth and our obligations as a public company. We will evaluate areas such as corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. Although we will make any changes we believe are necessary, including to remedy any significant deficiencies or material weaknesses in our internal control over financial reporting that are discovered in the future, we may not be successful in implementing all necessary changes. As a result, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company. Any failure to produce and file or furnish financial reports on a timely and reliable basis may adversely affect the market value of our common shares.
We may adopt additional equity-based compensation plans that may adversely affect our shares by diluting the investment of shareholders.
In the future, we may adopt additional equity-based compensation plans that may adversely affect our shares by diluting the investment of shareholders. We expect in the future to implement equity-based compensation plans.
Shares eligible for future sale may adversely affect our share price.
Sales of substantial amounts of our shares in the public market, or the perception that these sales may occur, could cause the market price of our shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate, and this may impair our ability to raise additional capital. Under our Articles of Association, we are authorized to issue up to 100,000,000 common shares, of which approximately 30,566,000 common shares are issued and outstanding. See Item 3 “Key Information — Risk factors — Risks relating to our relationship with the Biwater Group — Future sales by our existing shareholder of a substantial number of shares in the public market could adversely affect the price of our shares.” Lock-up agreements generally forbid us, our directors and officers and our existing shareholder from selling or offering to sell any of our shares for a period of 180 days after the date of our initial public offering, subject to the consent of the representative of the underwriters. As of the date of this annual report, all of our shares will be subject to Rule 144 restrictions, lock-up agreements or both, except for any shares sold in our initial public offering. We cannot predict the size of future issuances of our shares or equity-related securities or the effect, if any, that future sales and issuances of our shares or equity-related securities would have on the market price of our shares.
You will not be able to trade our shares on any exchange outside the United States.
Our shares will be listed only in the United States on the New York Stock Exchange and we have no plans to list our shares in any other jurisdiction. As a result, a holder of our shares outside the United States may not be able to effect transactions in our shares as readily as the holder could if our shares were listed on an exchange in that holder’s home jurisdiction.

You may have difficulty protecting your rights as a shareholder and in enforcing civil liabilities because we are a Dutch public limited liability company.
Our offices and all of our assets are located outside the United States. In addition some of the members of our board are residents of, and most of their assets are located in, jurisdictions outside the United States. As a result, it may be difficult for you to serve process on us or these persons within the United States. It may also be difficult for you to enforce a U.S. court judgment against us or those persons because there is no treaty on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and The Netherlands. This can include actions under the U.S. securities laws. In addition, it may be difficult for you to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities under the U.S. securities laws.
Your rights and responsibilities as a shareholder will be governed by Dutch law and will differ in some respects from the rights and responsibilities of shareholders under U.S. law, and your shareholder rights under Dutch law may not be as clearly established as shareholder rights are established under the laws of some U.S. jurisdictions.
Our corporate affairs are governed by our Articles of Association and by the laws governing companies incorporated in The Netherlands. The rights of our shareholders and the responsibilities of members of our board of directors under Dutch law may not be as clearly established as under the laws of some U.S. jurisdictions. In the performance of its duties, our board of directors is required by Dutch law to consider the interests of Cascal, its shareholders, its employees and other stakeholders in all cases with reasonableness and fairness. Also, as a Dutch company, we are not required to solicit proxies or prepare proxy statements for general meetings of shareholders. Dutch law does not have a regulatory regime for U.S.-style proxy solicitations and, even though Dutch law accommodates voting by proxy, the solicitation of proxies is not a widely used business practice in The Netherlands.
In addition, the rights of holders of common shares and many of the rights of shareholders as they relate to, for example, the exercise of shareholder rights, are governed by Dutch law and our Articles of Association and differ from the rights of shareholders under U.S. law. For example, Dutch law does not grant appraisal rights to a company’s shareholders who wish to challenge the consideration to be paid upon a merger or consolidation of the company.
The provisions of Dutch corporate law and our Articles of Association have the effect of concentrating control over certain corporate decisions and transactions in the hands of our board. As a result, holders of our shares may have more difficulty in protecting their interests in the face of actions by members of the board of directors than if we were incorporated in the United States.

Item 4. Information on the Company
A. History and Development of the Company
History
Cascal N.V is a public limited company with a stock market listing on the New York Stock Exchange (ticker symbol “HOO”). Biwater Investments Limited, a member of the Biwater Group owns approximately 58% of our outstanding common shares as of March 31, 2008.
We began our business in 1989 as the United Kingdom privatized its water industry. From our stable base in the United Kingdom, we expanded internationally throughout the 1990s as other governmental entities around the world sought private-sector involvement in their water industry, adding new projects to our portfolio between 1992 and 2002. Cascal was incorporated under the laws of The Netherlands on March 23, 1999 as a private limited liability company. In October 1999, Biwater transferred our business into Cascal. In April 2000, Cascal became a 50-50 joint venture when n.v. Nuon, or Nuon, an energy company based in The Netherlands, acquired a 50% equity interest in Cascal from Biwater. Nuon’s subsequent change in global strategy impaired our ability to acquire new projects. On June 26, 2006, Biwater reacquired Nuon’s interest in us and since then we have acquired five new projects. On January 23, 2008, our Articles of Association were amended to convert us from a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) to a public limited liability company (naamloze vennootschap).
Our principal executive offices are located at Biwater House, Station Approach, Dorking, Surrey RH4 1TZ, United Kingdom, 44 (0) 1306 746080, and our registered address is Suite 6.1.24, Atrium, Strawinskylaan 3105, 1077 ZX, Amsterdam, The Netherlands. Our statutory seat (statutaire zetel) is Amsterdam, The Netherlands. Our internet address is www.cascal.co.uk. The information contained in our web site does not form part of this annual report.
Recent developments, acquisitions and divestments
On June 30, 2006, we acquired Biwater’s 100% interest in Aguas de Panama, which supplies bulk potable water in part of Panama City, for $14.3 million. The acquisition has been included in our results of operations from June 26, 2006, which was the date on which Cascal B.V. and Aguas de Panama came under the common control of Biwater as a result of Biwater’s acquisition of Nuon’s interest in us.
On November 15, 2006, we acquired for a total consideration of $25.1 million an 87% interest in The China Water Company Limited, a company that, at the date of acquisition by us, owned majority interests in four water projects in China. This acquisition has been accounted for as a business combination and has been included in our results of operations from November 15, 2006.
On February 1, 2007, we acquired 100% of Pre-Heat Limited, a business that supplies gas installation and maintenance services in the South of England and that complements our existing U.K. non-regulated business, for a total consideration of £4.6 million ($8.9 million), which consisted of initial consideration of £3.5 million ($6.9 million) plus contingent and deferred consideration of £1.0 million ($1.9 million) plus costs of £0.1 million ($0.1 million). This acquisition has been accounted for as a business combination and has been included in our results of operations from February 1, 2007.
On May 3, 2007, we acquired a 73.4% interest in Siza Water, a water and wastewater services company in South Africa for approximately $2.9 million. For its fiscal year ended December 31, 2006, this company’s revenue and operating profit were approximately $5.5 million and $1.3 million, respectively. The financial statements from which the revenue and operating profit were derived were prepared in accordance with South African generally accepted accounting principles. This acquisition has been accounted for as a business combination and is included in our results of operations from May 3, 2007 and is included in our balance sheet at March 31, 2008.
On January 8, 2008, we agreed to an early termination of our operation and maintenance contract in Mexico. This early termination is reflected in our financial statements and associated footnotes. The results from the operation in Mexico during the year ended March 31, 2008 are shown as a discontinued operation. We received a termination fee of MXP 10.5 million ($1.0 million) and after the costs of termination and receipts for sale of assets made a profit on termination of MXP 1.1 million ($ 0.1 million).
On January 23, 2008, we completed a recapitalization and stock split that required the following steps to be carried out:
•	Issuance of remaining 11,620 authorized shares having a par value of EUR 5 per share to our existing shareholder in exchange for cash of EUR 58,100. This action increased the total shares issued to 20,000.

•	A split of each issued share having a par value of EUR 5 into 10 shares with a par value of EUR 0.5, thereby increasing the number of issued shares from 20,000 with a par value of EUR 5 to 200,000 having a par value of EUR 0.50.
•	Issuance of 21,649,343 new shares having a par value of EUR 0.50 each by transferring the corresponding aggregate par value from share premium to issued share capital.
The result of these steps is to have outstanding 21,849,343 shares with a par value of EUR 0.50 each prior to our initial public offering.
Comparative earnings per share information presented in this annual report has been calculated using a weighted average number of shares of 21,849,343 prior to our initial public offering. The comparative share capital and share premium balances have also been revised to reflect this stock split in the periods presented prior to our initial public offering.
The result of these actions was an effective stock split of 2,607-for-1 prior to the Company’s initial public offering.
In addition, transfers were made from unallocated results and retained earnings to share premium in amounts of a positive $16 million and a deficit of $29 million, respectively, in order to eliminate the June 30, 2007 net deficit of $13 million.
On January 29, 2008, we priced our initial public offering on the New York Stock Exchange which resulted in the issuance of a further 8,710,000 shares to bring the total shares outstanding to 30,559,343 immediately following the initial public offering.
The initial public offering generated proceeds from primary shares issued of $97.2 million after underwriters’ discount. An amount of $75.7 million was applied on February 5, 2008 to repay in full the balance of GBP 38 million on the facility that was drawn in June 2006 at the time that Cascal N.V.’s ownership reverted 100% to Biwater.
On February 25, 2008 Aguas de Panama S.A. (APSA), our subsidiary in Panama, received a letter from its client, the Instituto de Acueductos y Alcantarillados Nacionales (IDAAN). In this letter, IDAAN initiated a process to invoke the contractual provision for early termination with compensation, and seeks Aguas de Panama’s cooperation to achieve a fair outcome. Under the terms of the contract, the compensation payable represents the non-amortized value of the investment together with the present value of the future earnings over the whole duration of the contract. From inception of project operations in September 2002 until September 2006, Aguas de Panama had chosen not to seek adjustment of the initial contract price. Our 2006 application for a 36% rate increase was, in our view, approved in December 2006, effective September 1, 2006; however, the additional revenue of $3.7 million has not yet been paid by IDAAN pending the completion of review by IDAAN and The Ministry of Finance of Panama. On April 22, 2008, APSA initiated the process of dispute resolution for non-payment of invoices as provided for under the terms of the contract.
On April 29, 2008 our subsidiary China Water acquired a 49 percent stake in an equity joint venture in Yancheng City, China. The new joint venture company, Yancheng China Water Company commenced operations on May 1, 2008, for a period of 30 years. In addition to a number of industrial and commercial enterprises, the Yancheng China Water Company provides potable water services to a residential population of approximately 600,000. Yancheng City is situated on the eastern seaboard of Jiangsu province, and is approximately 250 miles northeast of Shanghai.
On June 12, 2008, we entered into an amended and restated facility agreement with HSBC Bank Plc whereby our existing revolving credit facility with HSBC was increased from $30 million to $70 million. Of this amount, (a) $60 million is a revolving loan facility intended for financing acquisitions, for general corporate purposes and working capital and to pay transaction expenses, and (b) $10 million continues to be a guarantee facility intended to be used to provide guarantees to replace existing ones, and to issue new or renewed guarantees on behalf of certain subsidiaries. For further detail see Item 5 “Operating and Financial Review and Prospects — Liquidity and capital resources”.
On June 16, 2008 we announced that on June 13, 2008 our subsidiary China Water agreed to acquire a 51 percent stake in an equity joint venture in Zhumadian City, Henan Province, China. The new joint venture company, Zhumadian China Water Company, which partners China Water with the Zhumadian Bangye Water Group, is expected to commence operations within a few weeks, subject to regulatory approvals. Once the business license has been granted, the existing water supply assets of the Zhumadian Bangye Water Group will be transferred to the new joint venture company and China Water will inject approximately $18.5 million in consideration for its 51 percent of the equity. The new equity joint venture will complete the construction of an additional 26 million gallons per day water treatment plant and associated infrastructure representing a total investment of approximately $42 million. The Zhumadian China Water Company will provide water services to a population of approximately 400,000, which includes a large number of industrial and commercial users.

B. Business Overview
Overview
We provide water and wastewater services to our customers in seven countries: the United Kingdom, South Africa, Indonesia, China, Chile, Panama and The Philippines. In a typical water project, we collect raw water from surface and groundwater sources, treat the water to meet the required quality standards and then supply the treated water through a distribution network to our customers’ premises. In a typical wastewater project, we collect the wastewater from our customers’ premises, treat the wastewater to meet the required standards and return the treated water to the environment. We provide these services under long-term contracts or licenses that typically give us the exclusive right to provide our services within a defined territory. Our customers are predominantly homes and businesses representing a total population of approximately three million. Also demand for water is seasonal. Demand for our water tends to be greater during the drier months at our various operations, which in the South Coast area of the United Kingdom are generally the warmer summer months due to the influx of tourists and increased usage for watering, landscaping, baths, showers and swimming pools. Throughout the year, demand at our various locations will vary with temperature and rainfall levels.
Principal geographic markets
The following table illustrates the services provided and an approximate breakdown of our revenue by the countries in which we currently operate and have operated for each of the last three fiscal years followed by a description of our operations in those geographical markets.
Dutch GAAP

		Revenue for fiscal year
(Dollars in thousands)		ended March 31,
Country	Type(s) of service	2008	2007	2006

United Kingdom(1)	Water	$94,791	$75,705	$67,858
South Africa(2)	Water and wastewater	21,673	13,766	13,380
Indonesia(3)	Water	11,356	11,062	9,543
China(4)	Water	10,023	2,924	—
Chile	Water and wastewater	7,593	6,393	6,805
Panama(5)	Water	8,780	6,165	—
The Philippines(6)	Water and wastewater	2,861	2,359	2,051
Holding companies(7)	Management and service fees	700	193	1,183

Total continuing operations		$157,777	$118,567	$100,820
Discontinued operations(8)	Water and wastewater	2,865	3,136	9,776

Total		$160,642	$121,703	$110,596

(1)	Includes revenue from Pre-Heat acquisition from February 1, 2007.

(2)	Represents 100% of the revenue derived from our Nelspruit project, in which we have a 90% interest, and includes 100% of the revenue from Siza Water, in which we have a 73.4% interest, from May 3, 2007, the date of its acquisition.

(3)	Represents our portion of the revenue from this country derived from our 50% interest in our larger project and our 40% interest in our smaller project, which revenue is proportionally consolidated in our financial statements in accordance with Dutch GAAP.

(4)	Represents 100% of the aggregate revenue of our holding company, in which we own an 87% interest, from the date of its acquisition, November 15, 2006. Our holding company owned majority interests in four projects during these periods.

(5)	Our Panamanian project was acquired in June 2006 and is reflected in our statement of income data from June 26, 2006.

(6)	Represents our portion of the revenue from this country derived from our 30% interest in our project, which revenue is proportionally consolidated in our financial statements in accordance with Dutch GAAP.

(7)	Represents management and service fees not eliminated through consolidation, including services provided to Biwater and the portion of management fees we charge our joint venture companies attributable to the interests in these companies that we do not own, as well as our central overhead costs.

(8)	Represents revenue from our interest in Belize Water Services prior to its sale in October 2005 and revenue from our operation in Mexico prior to its early termination in January 2008.

United Kingdom (Bournemouth & West Hampshire Water/water)
We conduct our operations in the United Kingdom through Bournemouth & West Hampshire Water Plc, a licensed provider of water services under the United Kingdom’s Water Act 1989, which we refer to herein as “Bournemouth.” As this project resulted from a privatization, Bournemouth owns all of the plant and facilities that it uses to supply water to its customers. Bournemouth operates in a defined service area as the exclusive network water supplier subject to a 25-year license (which has a “rolling” termination date and thus is effectively perpetual) or until one or more specified events occur, such as a serious breach of duty under the law or the license. The project provides water services only and does not provide any wastewater services to its customers. In addition to Bournemouth’s regulated business, it also operates a limited range of non-regulated businesses.
Bournemouth’s service area is located in England’s South Coast region and is bordered on the south by the English Channel. The most significant urban center in Bournemouth’s area is the coastal city of Bournemouth, where the project is headquartered. From the city of Bournemouth, the service area extends east through the western part of the county of Hampshire to the outskirts of the city of Southampton, west through the eastern part of the county of Dorset to the outskirts of the town of Poole and north to include the southernmost portion of the county of Wiltshire. The year-round population of Bournemouth’s service area is approximately 430,000, but the area attracts a significant number of tourists during the summer as a result of its beaches and relatively mild climate. Bournemouth’s activities are comprised of regulated and unregulated activities.
Regulated activities. Bournemouth’s regulated operations, which consist of water extraction, treatment, storage and delivery to its customers, contributed 78% of Bournemouth’s total revenue in fiscal year 2008.
Non-regulated activities. Bournemouth owns harbor moorings, fishery rights and land, which have been historically tied to its business by virtue of riparian ownership. Bournemouth also conducts certain limited businesses serving primarily as complements to its regulated operations. They consist of a range of home service businesses, including plumbing, central heating and drainage installation and maintenance service and emergency plans.
On February 1, 2007, we acquired 100% of Pre-Heat Limited, a business that supplies gas installation and maintenance services in the South of England.
South Africa (Silulumanzi and Siza Water/water and wastewater)
Silulumanzi. We conduct most of our operations in South Africa through the Greater Nelspruit Utility Company, or GNUC, which operates under the name Silulumanzi. We own a 90% interest in Silulumanzi, with the remaining 10% owned by Sivukile Investments (Pty) Ltd., or Sivukile, a black empowerment enterprise. The South African government has been encouraging greater contribution from the black community in relation to issues such as company ownership, management and skills development. Silulumanzi is governed by a seven-member supervisory board of directors that is responsible for determining the overall policies of the company and a four-member management board of directors that is responsible for the management and control of the business and affairs of the company. With respect to the supervisory board of directors, we are entitled to appoint five directors and Sivukile is entitled to appoint two directors. All of the members of the management board of directors are appointed by us with a right granted to Sivukile to nominate one individual. Decisions of each of the supervisory and management boards of directors is by majority vote.
In 1999, Silulumanzi entered into a 30-year water and wastewater concession agreement with a local municipality, the Greater Nelspruit Transitional Local Council, now known as the Mbombela Local Municipality, or MLM. Pursuant to the concession agreement, Silulumanzi operates in a defined service area where it leases MLM’s assets and provides water and wastewater services. Due to the expansion of the municipal boundaries since 1999, MLM provides water and wastewater services to its customers living outside Silulumanzi’s service area.
Silulumanzi’s service area includes the city of Nelspruit, which is the regional capital of Mpumalanga Province in the northeastern part of the country near the Kruger National Park, and some outlying township and “peri-urban” areas outside Nelspruit. The townships are densely populated, middle- and low-income planned tenement communities and the peri-urban areas are generally poorer, more sparsely populated, unplanned developments. The total population of Silulumanzi’s service area is estimated to be 335,000, with approximately 40,000 people living in Nelspruit and approximately 295,000 estimated to be living in the townships and peri-urban areas. Virtually every household in Nelspruit, most of the households in the townships, and a small percentage of customers in the peri-urban areas have direct connections to Silulumanzi’s water and wastewater networks. The remaining customers in the townships and peri-urban areas rely on public standpipes for their water, and for some customers water is available only on alternate days. The peri-urban areas, which developed informally and without urban planning, do not have a wastewater infrastructure. One of MLM’s goals in seeking private-sector involvement in the provision of water and wastewater services was to improve the delivery of those services outside the Nelspruit city limits.
Siza Water. On May 3, 2007, we acquired a 73.4% interest in Siza Water, the company that has responsibility for providing water and wastewater services to the Dolphin Coast region near Durban. We acquired 58.4% of the shares from Finagestion, a subsidiary of the French group Bouygues, and 15% of the shares equally from three South African Black Economic Empowerment (BEE) groups. Of the remaining shares, 23% are held by Metropolitan Life Limited (a South African insurance company) and 3.6% by an Employee Share Trust. Ownership of each 10% of shares entitles the holder to appoint one director to the board of Siza Water. As the principal shareholder we can appoint an “extra” director. All board decisions are taken by simple majority.
In 1999, Siza Water entered into a 30-year water and wastewater concession agreement with a local municipality, the Borough of Dolphin Coast, now known as Ilembe District Municipality, or IDM. Pursuant to the concession agreement, Siza Water operates in a defined service area where it leases IDM’s assets and provides water and wastewater services.
Siza Water’s service area includes the coastal town of Ballito and some outlying township areas, which are approximately 25 miles north of Durban. The project provides water services to a population of approximately 50,000, of which about half are served through direct connections and about half are served through standpipes.
Indonesia (ATB and ATS/water)
We principally conduct our Indonesian operations through PT Adhya Tirta Batam, or ATB, a 50-50 joint venture between us and PT Bangun Cipta Kontractor, or BCK, an Indonesian construction company. The joint venture was formed in 1995 to operate a 25-year water concession serving the island of Batam. Initially we and BCK each owned 45% of ATB, and another Indonesian company owned the remaining 10%. In 2002, the current shareholders bought out equally the interest of the third shareholder and have since each owned a 50% stake in the project. The concession was awarded to ATB by the Batam Industrial Development Authority, or BIDA, an organization appointed by the government and charged with overseeing the development of Batam Island. BIDA is ATB’s counterparty to the concession agreement and is directly responsible for approving ATB’s rates.
ATB’s service area covers all of Batam Island, which is located approximately 10 miles off the coast of Singapore. According to information published by the Batam Demography and Settlements Office, the population of the island has increased dramatically from approximately 196,000 in 1995 to approximately 713,960 in December 2006. In May 2008 we announced that ATB was to make an additional investment to construct a new water treatment plant in Duriangkang, located on Batam Island. The new construction is the third stage in the development of an integrated Duriangkang potable water system and followed the completion of earlier modules built in 2001 and 2004. The new treatment plant will have a capacity of 11.5 million gallons per day, sufficient to serve a population of almost 200,000, and is expected to commence operations in April 2009.
We believe the population will continue to grow at an average annual rate of approximately 7% and reach 1,000,000 in the next few years. Batam Island’s population growth is primarily linked to the industrial growth of the island driven by competitive labor costs, tax concessions and the proximity to Singapore.
Under the terms of the joint venture, ATB has a board of executive directors comprised of four individuals, with Cascal and BCK each appointing two directors. We appoint ATB’s President Director, who has a casting vote on the board. ATB also has a board of commissioners, consisting of three appointees by each of the shareholders, which meets annually and must approve extraordinary transactions such as new loans. In addition, shareholders’ approval, by a 75% vote, is required in order for ATB to borrow funds, to agree to modifications of the concession agreement or to sell assets.
In Indonesia, we also own 40% of PT Adhya Tirta Sriwijaya, or ATS, another Indonesian company that has a concession to provide water services to the district of Sukarame, an area adjacent to the City of Palembang with a population of approximately 160,000. ATS currently provides water services to approximately 30,000 people. This company has two other shareholders, one of which is BCK, which owns a 40% interest, and the third shareholder, PT Prambanan Dwipaka, an Indonesian construction company, owns a 20% interest. During each of the last three fiscal years, ATS comprised less than 5% of the aggregate revenue and operating profit of our Indonesian operations.
China (Yancheng, Fuzhou, Yanjiao, Qitaihe and Xinmin/water)
On November 15, 2006, we acquired an 87% interest in The China Water Company Limited, or China Water, a water company that held majority interests in four water projects in China. We acquired our interests from RWE Thames, which owned 48.8% of China

Water, Sime Darby, which owned 33%, and two additional shareholders that collectively owned 5.2%. The remaining 13% of the shares in China Water is held by the Kadoorie group, a Hong Kong-based group with interests in hotels and infrastructure, through their subsidiary, Waterloo Industrial Limited, or Waterloo. China Water owns majority interests of between 72% and 94% in these four Chinese projects. Each of these projects consists of a cooperative joint venture between China Water and the local water supply company. These four China Water projects, Fuzhou, Yanjiao, Xinmin and Qitaihe, supply water in the eastern regions in China. The term of each of these projects was for a period of 25 years or greater at the time of commencement. Under the cooperative joint venture agreements, the projects’ profits are not always shared in proportion to the relative ownership interests. China Water typically receives a higher share of the profits in the early years of the cooperative joint venture and a lower proportion in the later years. China Water receives cash payments for depreciation pro rata to its ownership.
On April 29, 2008 we announced that our subsidiary China Water had acquired a 49 percent stake in an equity joint venture in Yancheng City, China. The new joint venture company, Yancheng China Water Company, which partners China Water with the Municipality of Yancheng,commenced operations on May 1, 2008, for a period of 30 years. To complete the transaction, Cascal delivered the balance of the purchase consideration (total Rmb 200 million) and Yancheng China Water Company received the required business license from the Yancheng Industrial and Commercial Administrative Bureau. In addition to a number of industrial and commercial enterprises, the Yancheng China Water Company provides potable water services to a residential population of approximately 600,000. Yancheng City is situated on the eastern seaboard of the economically vibrant Jiangsu province, and is approximately 250 miles northeast of Shanghai. The city has recently enjoyed double-digit annual economic growth, and its core industries are automotive and chemical production.
On June 16, 2008 we announced that on June 13, 2008 our subsidiary China Water had agreed to acquire a 51 percent stake in an equity joint venture in Zhumadian City, Henan Province, China. The new joint venture company, Zhumadian China Water Company, which partners China Water with the Zhumadian Bangye Water Group, is expected to commence operations within a few weeks, subject to regulatory approvals. Once the business license has been granted, the existing water supply assets of the Zhumadian Bangye Water Group will be transferred to the new joint venture company and China Water will inject approximately $18.5 million in consideration for its 51 percent of the equity. The new equity joint venture will complete the construction of an additional 26 million gallons per day water treatment plant and associated infrastructure representing a total investment of approximately $42 million. The Zhumadian China Water Company will provide water services to a population of approximately 400,000 which includes a large number of industrial and commercial users.
China Water is governed by a five-person board of directors, four of whom are appointed by us with the remaining director appointed by Waterloo. Substantially all board decisions are taken either by majority or 70% vote, with unanimous board approval only required for decisions that affect the constitution of China Water, such as reducing its capital or amending its Articles.
The cooperative joint venture contracts and articles of association allow China Water to appoint the senior management team in each of the cooperative joint ventures. China Water appoints a majority of the directors on all cooperative joint venture boards, where all decisions are taken by majority vote, other than certain decisions that require unanimous approval, such as approvals for mergers and increases in capital.
Chile (Aguas Santiago, Aguas Chacabuco and Bayesa/water and wastewater)
We have operations in Chile’s capital, Santiago, and in northern Chile in and around the city of Antofagasta, a city with a population of approximately 342,000. Our operations in Santiago supply water and wastewater services to a population of approximately 13,000 within both the “urban areas” and the non-urban “expansion areas” of Santiago (as described below). In the “urban areas” we operate through Aguas Santiago S.A., or Aguas Santiago, and in the “expansion areas” we operate through Aguas Chacabuco S.A., or Aguas Chacabuco.
Our operations in northern Chile, which treat the city of Antofagasta’s wastewater and sell the treated effluent to an industrial user in the mountains outside the city, are operated by Biwater Aguas y Ecologia S.A., or Bayesa. We own 100% of each of Aguas Santiago, Aguas Chacabuco and Bayesa and manage them on a consolidated basis through our wholly owned Chilean holding company, Cascal S.A., from its head office in Santiago.
Santiago. The Santiago area comprises officially designated (i) “urban areas,” in which services provided by Aguas Santiago under agreements are regulated by the national regulator, the Superintendent of Sanitary Services, or SISS, and (ii) “expansion areas” of the city that are designated as non-urban and in which services provided by Aguas Chacabuco are subject to private contracts with the individual housing developments.

We operate in relatively affluent urban and expansion areas in the northern part of Santiago pursuant to 24 separate contracts. We have six contracts covering operations in the “urban areas” under a perpetual license, which are effectively privatizations, and we have 18 contracts covering operations in the “expansion areas,” substantially all of which are perpetual. Aguas Santiago owns all of the infrastructure assets used in the provision of its services, and Aguas Chacabuco owns substantially all of the infrastructure assets used in the provision of its services.
Northern Chile. Bayesa provides wastewater services to the city of Antofagasta, located in northern Chile’s arid mining region. In 1994, Bayesa entered into a 30-year BOOT contract with Empresa de Servicios Sanitarios de Antofagasta, or ESSAN, the state-owned company that is responsible for providing water and wastewater services in this region. During the first years of the contract, Bayesa rehabilitated and upgraded a wastewater treatment plant on the Pacific shoreline on the outskirts of the city and constructed a collector system along the coastal area to connect to this plant. The facilities currently serve the city’s population of approximately 342,000.
Under the terms of the BOOT contract, Bayesa has the right to sell Antofagasta’s treated effluent subject to the payment of a royalty to ESSAN. It currently sells treated effluent to Xstrata, a global diversified mining company, under a 22-year supply agreement it entered into with Xstrata in 2002. Pursuant to this agreement, Bayesa delivers bulk effluent from the treatment plant in Antofagasta to Xstrata’s copper smelting plant in La Negra, a largely industrial area located inland from Antofagasta beyond the coastal mountains. Bayesa’s obligations under the agreement included arranging for the plan, design and construction of the pumping and piping infrastructure to transport the treated effluent from Antofagasta to Xstrata. Unlike most BOOT contracts, Bayesa owns in perpetuity the physical assets and attendant rights-of-way extending from its treatment plant in Antofagasta up to the boundary of Xstrata’s property.
Xstrata’s plant is located in an arid and mountainous region of the country. Bayesa’s delivery infrastructure to Xstrata includes pumping treated effluent approximately 25 miles while elevating it from a few feet above sea level to approximately 2,000 feet above sea level. The agreement has a take-or-pay term obligating Xstrata to purchase from Bayesa at least 685,000 gallons per day of treated effluent. Bayesa currently supplies Xstrata with an average of approximately 1,350,000 gallons per day. In addition, the agreement permits Bayesa to sell any excess capacity from its plant to other customers, subject to the payment of a royalty to Xstrata and subject to Bayesa’s obligation to maintain certain reserve capacity for Xstrata’s use.
Bayesa currently supplies a total of approximately 300,000 gallons per day of treated effluent to small farms, local businesses and the municipality in the coastal area of Antofagasta adjacent to Bayesa’s treatment plant.
Panama (Aguas de Panama/water)
We operate in Panama through our wholly owned subsidiary Aguas de Panama, SA, or Aguas de Panama, which we acquired effective June 26, 2006 from Biwater for $14.3 million. Aguas de Panama entered into a construction period plus 30-year take-or-pay BOOT contract in April 1998 with the Instituto de Acueductos y Alcantarillados Nacionales, or IDAAN, Panama’s national water authority. Aguas de Panama has been selling bulk water to IDAAN pursuant to the agreement since the construction phase of the project was completed in September 2002.
The service areas supplied are the districts of La Chorrera, Arraijan and Capira located west of the Panama Canal in Panama City. Aguas de Panama delivers bulk potable water to IDAAN’s distribution network, which then distributes the water to its customers. A population of approximately 300,000 is served by this bulk water. The BOOT agreement has a take-or-pay term that requires IDAAN to purchase a minimum of 20 million gallons of water per day.
On February 25, 2008 Aguas de Panama S.A. (APSA), our subsidiary in Panama, received a letter from its client, the Instituto de Acueductos y Alcantarillados Nacionales (IDAAN). In this letter, IDAAN initiated a process to invoke the contractual provision for early termination with compensation, and seeks Aguas de Panama’s cooperation to achieve a fair outcome. Under the terms of the contract, the compensation payable represents the non-amortized value of the investment together with the present value of the future earnings over the whole duration of the contract. From inception of project operations in September 2002 until September 2006, Aguas de Panama had chosen not to seek adjustment of the initial contract price. Our 2006 application for a 36% rate increase was, in our view, approved in December 2006, effective September 1, 2006; however, the additional revenue of $3.7 million has not yet been paid by IDAAN pending the completion of review by IDAAN and The Ministry of Finance of Panama. On April 22, 2008, APSA initiated the process of dispute resolution for non-payment of invoices as provided for under the terms of the contract.

The Philippines (Subicwater/water and wastewater)
We conduct our operations in The Philippines through Subic Water & Sewerage Company Inc., or Subicwater, a joint venture with our local partners (i) DMCI Project Developers, Inc., or DMCI, a Filipino construction group, (ii) the Subic Bay Metropolitan Authority, or SBMA, and (iii) Olongapo City. We own 30% of Subicwater, DMCI owns 40%, SBMA owns 20% and Olongapo City currently owns 10%.
Subicwater was formed in 1996 to undertake what we believe was the first privatized water and sewerage system project in The Philippines. In 1996 Subicwater entered into a 25-year concession agreement, pursuant to which Subicwater leases existing water and wastewater assets from SBMA and Olongapo City. The concession may be extended an additional 25 years at the option of Subicwater.
We estimate that Subicwater serves a population of approximately 220,000 covering most of the populated area surrounding Subic Bay, a bay on the west coast of the island of Luzon, about 60 miles northwest of Manila Bay. This area includes Olongapo City and the Subic Bay Freeport Zone, an industrial and commercial area that was formerly a U.S. Navy base.
Subicwater has had difficulty in raising rates as a result of disputes among SBMA and Olongapo City, which replaced Olongapo Water District as a shareholder of Subicwater. More recently, most of those disputes have been substantially resolved, with rate increases in 2001, 2003 and 2004 resulting in significant improvements to Subicwater’s profitability and cash flow. See Item 8 “Financial Information —Legal proceedings”.
In 2004, the concession agreement was revised (i) to increase the original 25-year concession period to 30 years; (ii) to clarify the regulatory framework for the Subic Bay Water Regulatory Board, or SBWRB, which had been appointed in 2001 to replace the original regulator, SBMA; and (iii) to confirm rate increases for 2003 and 2004 for Olongapo City and the Subic Bay Freeport Zone, respectively. In 2006, a 9% rate increase was approved by the regulator but was challenged by SBMA. After a process of adjudication as provided for under the terms of the concession agreement, the rate increase was implemented in January 2007.
Subicwater is governed by a seven-person board of directors with three directors appointed by DMCI, two directors appointed by us and one director appointed by each of SBMA and Olongapo City. Subicwater’s day-to-day operations are managed in accordance with local law by a Filipino manager. Major corporate acts, such as mergers or the creation of bonded indebtedness, require unanimous approval by the board of directors and the approval of the holders of 85% of the outstanding shares of Subicwater.
Seasonality
Demand for water is seasonal. Demand for our water tends to be greater during the drier months at our various operations, which in the South Coast area of the United Kingdom are generally the warmer summer months due to the influx of tourists and increased usage for watering, landscaping, baths, showers and swimming pools. Throughout the year, demand at our various locations will vary with temperature and rainfall levels. In the event that temperatures during the typically warmer months are cooler than normal, or if there is more rainfall than normal, the demand for our water may decrease, which would adversely affect our revenue. In countries with colder climates at certain times of the year, water main pipes are more likely to burst, which can lead to loss of supply to customers for periods of time resulting in reduced revenue and an increase in operating costs as the service problems are remedied.
Raw materials
Our most significant raw material cost is electricity, which our project companies purchase from local electric utilities serving the respective project area, except for our U.K. project company, which may purchase electricity from suppliers in a deregulated market. Other raw materials on which we depend include raw water, which we abstract in accordance with the provisions of our contracts and applicable regulations, chemicals to treat the water and wastewater, metering equipment and other materials to support our delivery network such as pipes. With the exception of electricity and our raw water, substantially all of the raw materials used in our business are available from multiple sources in sufficient quality and quantity. From time to time, we may experience shortages of electricity or outages that may affect our operations.
Competition
We generally do not compete directly with other water and wastewater companies within our licensed areas because we are typically granted rights of exclusivity to a defined service territory. However, in the United Kingdom five customers in our service territory are eligible to purchase their water from other companies as a result of a change in law that permits customers purchasing more than 13.2 million gallons of water per year to choose suppliers. Only one of these five customers is electing to do so.
In the United Kingdom, we periodically bid for the contractual right to supply water to our largest customer to whom Bournemouth has provided water since 1956. This customer accounted for 8% of Bournemouth’s revenue for fiscal year 2008, and despite being located in another water company’s service territory, we believe its demand cannot be completely satisfied solely by one water company (whether the other water company or us). In the United Kingdom, we indirectly compete with other water companies to the extent that the regulator compares our performance to their performances in approving our price limits during the regulator’s periodic reviews and in reviewing any requests for changes in our rates between regularly scheduled reviews.
In bidding for new projects, we compete with a small number of global companies that operate throughout the world as well as focused regional firms. The larger companies that we compete with include Veolia Environnement and Suez, which have a significant international presence. Other companies that we compete with include SAUR, Gelsenwasser, AMGA, Aqualia and Agbar. In Asia, Salcon, Ranhill and several Singaporean-based companies are entering the market and are becoming active in China.
We compete for new projects and new customer accounts on the basis of price, quality, expertise, reputation, client confidence and industry experience.
Government Regulation
General. Water and wastewater service providers are generally subject to regulation by water, environmental and health and safety regulators. Regulations imposed upon these service providers may relate to, among other things:
•	rates, including those applicable to particular types of customers;

•	water quality and related customer service standards, including timing, method and collection of payments as well as complaint procedures;

•	water supply, including standards to meet all reasonable demands for water;

•	delivery standards, including water pressure and establishment of new connections;

•	waste disposal;

•	raw water abstraction, including method, amount and charges;

•	the requirement to maintain assets and to ensure that water service is not interrupted;

•	the provision of water without charge for fire protection and other municipal uses and to consumers who may be entitled to receive water without charge;

•	competition; and

•	controls that may apply during droughts.
From time to time, these regulations change or are replaced by different regulations that affect service providers Breaches of these regulations can result in a variety of sanctions, which differ by jurisdiction, including warnings, criminal prosecution, financial penalties, and orders to make emergency improvements. Sanctions may also include a temporary shutdown, the revocation of the right to operate or the order to sell the business to another service provider.
In addition to regulation by governmental entities, operations of a service provider may also be affected by civic or consumer advocacy groups. These organizations provide a voice for customers at local and national levels to communicate their service priorities and concerns. Although these organizations may lack regulatory or enforcement authority, they may be influential in achieving service quality and rate improvements for customers.
Rate regulation. The rates that a service provider may charge are typically approved by a government regulator or by the municipality or city council acting in that capacity. In assessing the viability of a project, a service provider must ensure that there is an effective framework for adjusting rates to reflect changes in revenue and costs, while the regulator, municipality or city council must ensure that the service provider has the ability to provide services to its customers to the required standard and does not abuse its position as the exclusive provider of that service. The techniques that have been established as a framework to adjust rates fall into two general categories: rate adjustment by formula and by rate of return, as described below.
Rate adjustment by formula. In many projects (particularly BOOT and operation and maintenance projects), the adjustment of rates is controlled by a formula that is documented in the service provider contract or license or in applicable regulations. The formula provides a mechanism for the service provider to adjust rates to recover changes in its cost base and, because it is based on an agreed formula, rate adjustments are less likely to be challenged or modified by the regulator or public-sector client.

A rate adjustment formula effectively creates an index of the significant costs (e.g., electricity, labor, chemicals and financing costs) weighted in proportion to the total operating costs of the service provider.
Published indices or cost ratios are selected for each cost component to provide the most appropriate adjustment mechanism. It is typical for the weighting of the cost components in the formula to be reevaluated at intervals of time to take account of significant changes to the costs of the service provider. Typically, rates are adjusted annually under this approach, and the rate indices are assessed and re-weighted every five years. For example, our projects in Panama and northern Chile are subject to rate adjustment by formula.
Rate adjustment by rate of return. The alternative to rate adjustment by formula is to base the calculation of rates on a targeted rate of return. Under this method, a comprehensive financial model or business plan is prepared initially by the service provider to reflect the expected cash flows of the project or business over the contract period. The financial model or plan incorporates the revenue and cost base of the project, including an assumed level of capital expenditures believed to be necessary to achieve specified performance targets and goals and regulatory standards reflected in the model or plan, such as service levels and delivery standards, and calculates the rate adjustment necessary to support the project and provide for the targeted rate of return. The model or plan is reviewed by the regulator, which may engage third-parties such as independent engineering and accounting firms to assist in the review, and typically is discussed between the regulator and service provider before the regulator finally approves the rates. In connection with a new project, it is common for the financial model or business plan to be submitted to the client as a part of the bid submission and to become part of the contract documentation for the project. Through the life of the project, the model assumptions are submitted to the regulatory body responsible for setting rates and these assumptions are used to underpin the regulatory financial model and ultimately produce the rates to be charged over the next regulatory period. For example, our projects in The Philippines and Indonesia are subject to rate adjustment by rate of return with yearly reviews and our project in the United Kingdom is subject to rate adjustment by rate of return with five-year reviews (in each case, subject to any interim determination).
Although these various rate adjustment mechanisms provide a substantial degree of predictability to our future revenue from our rate-regulated projects, these mechanisms do not necessarily ensure that we will always fully recover our operating costs or investments.
Environmental and water quality regulation. In addition to regulation with respect to rates charged to customers, service providers are also subject to various environmental and water quality regulations relating to, among other things, the abstraction of raw water from local sources, the quality of potable water and the discharge of treated wastewater into the environment. In the event these standards are not satisfied, regulators may have the ability to reduce rates, impose penalties, commence legal proceedings, modify or shut down operations or terminate the service provider’s license. The regulators generally require monitoring and reporting on a regular basis and can make scheduled and unscheduled site inspections.
Regulation-UK
Regulators. The Bournemouth operations are subject to regulation principally by Ofwat, which regulates prices of water and standards of water service; the Environment Agency, which regulates the water environment and water abstractions; and the Drinking Water Inspectorate, which monitors and enforces compliance with statutory drinking water standards and provides information to the public on drinking water quality. Ofwat is an independent body governed by a board of eight members. The Bournemouth operations are also affected by European Union directives, including the Drinking Water Directive, which identifies standards of water quality for consumption purposes, and the Water Framework Directive, the goal of which is to balance environmental, social and economic needs across all inland and coastal waters. Both of these directives have been enacted in the United Kingdom. Bournemouth does not anticipate that it will be materially affected by the implementation of these directives in the United Kingdom in the near future because it already meets most of the drinking water standards and the enhanced Water Framework Directive standards do not place significant burdens on water companies. The environmental systems that Bournemouth has in place are designed to comply with all current relevant requirements of both the European Union and the United Kingdom.
The economic aspects of the water industry in England and Wales are principally regulated by Ofwat under the provisions of the U.K.’s Water Industry Act 1991. Ofwat’s primary duty is to ensure the “financeability” of the companies it regulates, allowing companies a projected rate of return sufficient, for an efficient company, to finance their operations and attract the capital necessary for investments in infrastructure required to meet environmental and other regulatory standards.
Rates. As a service provider, Bournemouth is subject to comprehensive review of its operations by Ofwat every five years, at the conclusion of which Ofwat determines price limits for the following five-year period under a “rate of return” methodology. Bournemouth’s rates are set at these periodic reviews and may also be adjusted at interim reviews that Bournemouth or Ofwat may initiate under certain circumstances. If Bournemouth is not satisfied with the outcome of the rate determination process, it can appeal Ofwat’s determination to the U.K.’s Competition Commission.
The most recent Ofwat review occurred in late 2004, when Ofwat awarded Bournemouth an average annual rate increase of 3.1% above inflation for fiscal years 2006 through 2010, with rate changes of 15.9%, 2.2% and 1.6% above inflation in fiscal years 2006, 2007 and 2008, respectively, followed by rate changes of 0.6% and 2.4% below inflation in fiscal years 2009 and 2010. The relatively large increase allowed for in fiscal year 2006 reflects changes in Bournemouth’s operating costs, principally increases in the cost of energy, local taxes, abstraction charges, pension costs and an increase in the allowed rate of return for this review period.
In fiscal year 2008, Bournemouth’s rates were 11% below the national average, and Bournemouth’s rates are expected to be 13% below the national average for fiscal year 2010. Bournemouth believes that its ability to keep operating expenses below industry averages is an important and positive factor in the Ofwat review process. Bournemouth’s next periodic review is scheduled for 2009, with the new price limits to become effective on April 1, 2010.
Bournemouth’s rate of return in any particular period may vary from the expected rate of return based upon its ability to manage costs while achieving performance targets. These fluctuations from the expected rate of return will be taken into account during the next periodic review and may also be factored into any interim determination. For example, if Bournemouth is able to meet its performance targets without spending the amount that was assumed to be necessary to spend on capital expenditures to achieve these targets, then Bournemouth may realize a higher rate for that particular period. However, Bournemouth could be adversely affected in the next rate review due to the lower amount of capital investment used in calculating the rate of return.
In addition to periodic reviews, either Ofwat or Bournemouth may call for an interim review of its rates under certain circumstances and the license sets forth a detailed formula for calculating the allowable amounts in this situation. There are two different types of interim determinations. First, Bournemouth may seek an interim rate adjustment if it is underperforming its projected five-year rate of return due to certain factors that are identified by the regulator, which currently include items such as bad debt, inaccurate assumptions relating to the effects of metering, changes in law (such as the Traffic Management Act, which may require service providers to pay local governments for access to work on infrastructure beneath highways) or abstraction charges. Second, Bournemouth may seek a rate adjustment through a “substantial effects” clause in its license, which permits rate modification due to significant changes in revenue or costs beyond management’s direct control. The latter type of adjustment is subject to a higher threshold of materiality in order for a service provider to be able to seek a rate adjustment. As part of these interim reviews, Ofwat may offset proposed increases in the rates based on other performance factors.
Although all of Bournemouth’s rates are set using the same basic approval process, rates are calculated separately for different classes of customers. Currently, approximately 55% of Bournemouth’s domestic customers do not have meters installed in their homes, while the balance receive metered water. A customer in the former group will receive bills calculated on the historic ratable value of the customer’s property, while a customer in the latter group will receive a bill calculated based on the customer’s metered water usage.
As mentioned above, Bournemouth is subject to environmental regulation, including with respect to the abstraction of water. In 2002, Bournemouth began to conduct studies in response to concerns that its abstractions from the River Avon could have a detrimental effect on the river’s salmon population and other species and habitats. The findings of the initial studies were inconclusive, so Bournemouth has agreed with the Environment Agency and English Nature, the U.K. government agency that promotes the conservation of wildlife and the environment, to continue the studies into the current rate review period of fiscal years 2006 to 2010. Although the River Avon is Bournemouth’s primary water source, accounting for approximately 86% of the raw water it currently abstracts, and material limitations on its right to abstract water from the River Avon would require it to develop alternative water supplies, Bournemouth does not believe that its water operations will be materially affected in the near future as a result of these studies.
Regulatory Outlook. Ofwat has stated its desire to increase competition among water companies throughout England and Wales. As an example, since December 2005, consumers of water in excess of 13.2 million gallons per year are now permitted to purchase water from other suppliers. Although five customers within Bournemouth’s service area meet this criterion, only one of these customers is electing to do so. However, we cannot give any assurances as to how this and other policies aimed at increasing competition could affect us in the future. In March 2007, Ofwat announced a review of its policies regarding competition because it has not been satisfied with the pace of change following the change in its rules in December 2005, and in July 2007 Ofwat issued a paper soliciting public comment on measures that could be taken to attempt to enhance competition. These measures include adopting a new access pricing system that better reflects the costs of access to the existing distribution network for new companies entering the market and recommending a significant one-off reduction in the current eligibility threshold of 13.2 million gallons of water per year. The Ofwat paper also considers major changes to the industry by separating the different parts of water supply services to open them up to competition (e.g. separating water treatment and distribution), by extending competition to household customers, and by extending competition in the production and abstraction of water. In addition, it is possible that Ofwat will undertake a review of our license due to the completion of our initial public offering.
Regulation — South Africa
Regulators. Our South African operations are subject to regulation principally by the local municipality (MLM for Silulumanzi and IDM for Siza Water), which is permitted to contract water and wastewater services to a private-sector provider; DWAF, which is responsible for establishing public policy regarding South Africa’s water and forestry resources and has primary responsibility for water services policy; and the Department of Provincial and Local Government, which develops and monitors implementation of national policies and legislation with respect to provinces and local government.
Rates for Silulumanzi. Rate revisions occur at five-year intervals, and MLM formally approves the revised rates under a “rate of return” methodology in accordance with procedures set forth in the concession agreement. Between five-year reviews, rates are adjusted annually in accordance with an escalation formula based on costs and specified in the contract. The rates at the start of a five-year review period cannot be less than the rates at the end of the previous review period. In addition to five-year reviews and annual escalations, the rates must be renegotiated if certain contingencies occur, such as material government action, drought or other events beyond our control. In limited cases, such as an increase in the price of water supplied by MLM, Silulumanzi may be able to raise rates immediately and unilaterally, provided that it substantiates the need for the rate increase with expert analyses and reports.
The concession agreement requires Silulumanzi and MLM to seek ways in which future capital expenditures or operating costs of Silulumanzi can be reduced in order to minimize future rate increases for disadvantaged customers, without prejudice to Silulumanzi’s returns. Consistent with those principles, MLM is currently providing to Silulumanzi operational and capital investment grants funded by the national government to subsidize the cost of providing water and wastewater services to disadvantaged customers.
MLM and Silulumanzi have entered into two supplementary agreements since the concession began. The first supplementary agreement, which was signed in August 2003, reduced the annual lease payments for the concession assets, the concession fee and certain electricity charges payable by Silulumanzi and increased the grants Silulumanzi receives. These changes were designed to compensate Silulumanzi for lost revenue associated with the ministerial order discussed above, which entitled each domestic customer to receive the first approximately 1,600 gallons of water per month free of charge. The second supplementary agreement, which was signed in May 2005, memorialized the results of the first five-year periodic review. The agreement further reduced Silulumanzi’s lease payments for the concession assets and further increased the grants to Silulumanzi, which MLM provides through funding from the national government. The agreement also included an approximately 15% increase in average rates in January 2005, followed by additional annual rate increases of 3% plus inflation in July of each year for the balance of the current five-year period. These changes were designed to help fund the additional capital expenditures and enhanced service performance levels to which Silulumanzi consented at the review. Silulumanzi’s next five-year periodic review is scheduled for late 2009, with new rates to be effective in July 2010.
We believe that Silulumanzi’s rate structure results, at most water consumption levels, in a lower monthly charge than the comparable water companies in South Africa used to benchmark our rates. Silulumanzi’s rates in fiscal year 2008 were generally comparable to the rates charged by MLM to its customers in adjacent service areas, according to MLM’s published rates.
Rates for Siza Water. Siza Water’s rates are adjusted annually in accordance with an escalation formula specified in the contract. The concession agreement provides for a review of rates every five years to account for changes and future developments and provides for IDM to approve revised rates under a “rate of return” methodology. The most recent five-year rate review occurred in 2004, and resulted in a new investment plan and some revision to the rate structure with no effect on the company’s revenue.
Regulatory Outlook. We are not aware of any regulatory changes that will have a material effect on our South African operations in the near future.
Regulation -Indonesia
Regulators. ATB’s operations are subject to regulation principally by BIDA, which was established by the national government to manage the overall development of Batam Island. BIDA’s primary duty in respect of water is to manage the raw water catchment areas and to ensure through ATB the supply of potable water to Batam Island. In 2005, BPPSPAM was established as a national advisory agency of the Indonesian government to oversee the water industry.

Rates. ATB’s rates are based on a rate of return methodology. ATB is subject to an annual review of its operations and submits annual financial statements and a long-term business plan to BIDA. In recent years, the local mayor and parliament have also been consulted in the establishment of applicable rates. ATB’s rates differentiate significantly between categories of customers, with non-residential rates being higher than residential rates. In the event that we cannot agree on the rates, an expert may be appointed to resolve the dispute, followed by arbitration under the Board of Indonesian National Arbitration. As part of its rate structure, ATB pays to BIDA raw water abstraction fees, lease fees for the use of the assets and a concession fee calculated as 15% of ATB’s dividend paid to its shareholders for the previous year. After significant delays, the rate application has been reviewed by BPPSPAM and approved by BIDA after consultation with PEMKO, the elected local government on Batam Island.
Regulatory Outlook. In the future, as a result of national efforts to promote decentralization and local democracy, PEMKO may progressively replace BIDA as ATB’s principal regulator. Recently ATB and BIDA have agreed to begin a process to review the concession contract, which provides that any successor to BIDA will be bound by the terms of the agreement, to determine what changes will be required to reflect the proposed progressive replacement of BIDA. We cannot predict when this transition will occur, if it occurs at all, and what effect, if any, it will have on ATB’s operations.
Regulation -China
Regulators. China Water is principally subject to regulation by SEPA, the State Environmental Protection Administration of China, through its provincial or city bureaus, with respect to water quality; the Urban Water Supply Pricing Administrative Measures issued by the State Development and Reform Commission (SDRC), with respect to the pricing of water supply; and the Ministry of Construction with respect to construction activity.
Rates. The underlying methodology that determines the rates for the Chinese projects and by which the initial rates were set is a rate of return methodology. These initial rates are then subsequently adjusted by formula. Either party has the option to pursue the rebasing of the rates using the rate of return methodology with any subsequent adjustments again being made by formula. The initial rates for supply of water in all four contracts are specified by contract in Yuan per 1,000 liters either for the bulk supply in the case of the three BOOT contracts or for the retail supply in Fuzhou.
The adjustments by formula are achieved by making an application to the Price Bureau, the local institution controlling prices under the SDRC, in the city where the project is located. The application for a rate adjustment and the subsequent regulatory process recognizes the changes in the service provider’s operating costs and also the capital expenditures that it needs to incur. Most projects in China do not specify the intervals that must elapse between applications for a rate adjustment although the normal interval is typically yearly.
Regulatory Outlook. We are not aware of any regulatory changes that will have a material effect on our China operations in the near future.
Regulation-Chile
Regulators. Aguas Santiago’s operations are principally subject to regulation by SISS, whose main function is to set rates for the provision of water and wastewater services, monitor compliance with applicable law and ensure that environmental regulations relating to the treatment of wastewater are satisfied. SISS seeks to ensure that the drinking water is provided to residents (i) at or above the requisite quality levels, (ii) in sufficient quantity and (iii) at rates that are appropriate and sustainable in the long-term. Aguas Chacabuco and Bayesa are regulated by the terms of their contracts with their customers. All our businesses are also subject to environmental monitoring by CONAMA (La Comisión Nacional del Medio Ambiente), the national environmental agency and to water quality monitoring by Servicio Nacional de Salud, the public health body.
Rates in Santiago. The operations of Aguas Santiago are subject to a review of rates every five years by SISS on the basis of a “rate of return” methodology. During our most recent rate review in early 2005, our rates were reduced by 2%, due to the use of a lower cost of capital assumed by SISS in setting rates, one of the smallest reductions in Chile, and are now subject to annual inflation increases during the current five-year rate period, which is scheduled to expire in July 2010. Aguas Santiago may increase rates between five-year rate reviews to recover interim changes in costs of greater than 3%, following approval by SISS. Changes in costs are measured by changes in consumer and wholesale price indices. The rates for the operations of Aguas Chacabuco are not regulated by SISS. Rates for these operations are established by contract and are subject to an escalation formula based on inflation plus, depending on the contract, up to an additional 8% every three years.

Rates in Antofagasta. The rates Bayesa charges in these projects are specified by contract and are adjusted on the basis of a formula methodology. In the 30-year BOOT contract with ESSAN, the rates are denominated in Unidad de Fomento, which is a specific Chilean currency principally used for business transactions that is designed to eliminate the effect of inflation, and in the BOOT contract with Xstrata, the rates are denominated in U.S. Dollars with an index linked to power costs due to the high level of pumping involved.
Regulatory Outlook. We are not aware of any regulatory changes that will have a material effect on our Chilean operations in the near future.
Regulation-Panama
Regulators. Aguas de Panama is principally subject to regulation by IDAAN regarding rates and water quality. IDAAN is the state-owned water company responsible for countrywide water supply and, in particular, for improving the availability of water, strengthening the distribution system and maintaining the existing infrastructure with the flexibility to engage in contracts with private water suppliers.
Rates. The agreement with IDAAN applies a “rate adjustment by formula” methodology. The contract provides for an increase in rates according to a specific contractual formula that takes account of the operating costs, including interest costs, of Aguas de Panama. The unit sale price of the water delivered is the price initially proposed in the contract for the project, as adjusted by this formula. Aguas de Panama has until recently chosen not to adjust the initial contract price. An application for a 36% rate increase was in our view approved in December 2006, effective September 1, 2006; however, the additional revenue of $3.7 million has not yet been paid by IDAAN pending the completion of review by IDAAN and The Ministry of Finance. On April 22, 2008, APSA initiated a process of dispute resolution for non-payment of invoices.
Either party to the agreement may request an adjustment to the unit sale price of water if a change in one or more variable costs would result in a change in the unit sale price of at least 3% under the formula. In addition, Aguas de Panama may request a revision as a result of changes in either the quality of raw water or the regulations governing the quality of the treated water.
Since June 2004, we have received monthly invoices from the Panama Canal Authority (ACP), the governmental body responsible for the administration, maintenance, use and conservation of the Panama Canal basin’s water resources. These invoices purportedly represent charges for our abstraction of raw water. As of March 31, 2008, the aggregate amount claimed by ACP under these invoices is approximately $0.9 million, including interest. We have not paid these invoices because we do not believe ACP has the authority to determine these rates unilaterally. ACP has not pursued collection of the invoices, and if ACP pursues collection we intend to defend its claim vigorously, and if we do not prevail we intend to seek a rate adjustment from IDAAN to cover these costs.
The 30-year agreement provides Aguas de Panama with the option, which must be exercised one year prior to the end of the term, to renew the agreement for an additional term of 10 years if an agreement is reached as to the unit sale price of water for the extended term. On February 25, 2008 Aguas de Panama S.A. (APSA), our subsidiary in Panama, received a letter from its client, the Instituto de Acueductos y Alcantarillados Nacionales (IDAAN). In this letter, IDAAN initiated a process to invoke the contractual provision for early termination with compensation, and seeks Aguas de Panama’s cooperation to achieve a fair outcome. Under the terms of the contract, the compensation payable represents the non-amortized value of the investment together with the present value of the future earnings over the whole duration of the contract. From inception of project operations in September 2002 until September 2006, Aguas de Panama had chosen not to seek adjustment of the initial contract price. Our 2006 application for a 36% rate increase was, in our view, approved in December 2006, effective September 1, 2006; however, the additional revenue of $3.7 million has not yet been paid by IDAAN pending the completion of review by IDAAN and The Ministry of Finance of Panama. On April 22, 2008, APSA initiated the process of dispute resolution for non-payment of invoices as provided for in the concession contract.
Regulatory outlook. We are not aware of any regulatory changes that will have a material effect on Aguas de Panama’s operations in the near future.
Regulation-Philippines
Regulators. Subicwater’s operations are subject to regulation principally by SBWRB, appointed in 2001 to replace the original regulator SBMA. Subicwater also has to comply with national legislation regarding water abstraction, which is monitored by the National Water Resources Board, and environmental approvals, which are subject to regulation by the Department of Environment and Natural Resources.

Rates. Subicwater’s rates are adjusted based on a rate of return methodology with an annual review of rates. Following its appointment in 2001, SBWRB approved a staggered rate increase of 55%, in part to mitigate the effect of earlier years in which no rate increases were approved. This increase raised the average price of water for a domestic customer from 9 Pesos to 14 Pesos per 1,000 liters. Further increases were granted in 2003 and 2004 as part of the changes to the concession contract in 2004, bringing the average price of water for a domestic customer to 20 Pesos per 1,000 liters. In July 2006, SBWRB approved an average rate increase of 9% but SBMA opposed this decision. The matter went to adjudication as provided for under the concession agreement, and in January 2007 the adjudicator reinstated the 9% rate increase. The rate application for 2007 has been refused by the regulator.
Regulatory Outlook. We are not aware of any regulatory changes that will have a material effect on Subicwater’s operations in the near future.
Patents and Proprietary Technology
Biwater and Cascal have entered into reciprocal license agreements that grant a worldwide royalty-free license to use the name and related trademarks of the other party until such time as Biwater owns less than 15% of the issued shared capital of Cascal. Under each license agreement, the respective licensee has undertaken the usual and customary obligations of a licensee with respect to the use of the name and trademarks, including indemnification for losses and damages arising out of use of the name or trademarks.

C. Organizational Structure
Corporate Structure
Cascal N.V. is a holding company with no business operations of its own. Cascal N.V.’s operating subsidiaries are either directly owned or indirectly owned through intermediate holding companies. The following table identifies the companies that are either directly or indirectly owned by Cascal N.V. together with their domicile and proportion of issued capital held as at the date of filing this annual report.

		Proportion of issued
Company	Domicile	capital held
BWH Investments BV	The Netherlands	100%
BWH Holdings (South Africa) BV	The Netherlands	100%
Cascal Investment Limited (formerly Biwater Supply Limited)	United Kingdom	100	%(1)
Cascal Services Ltd	United Kingdom	100%
BWS Finance Ltd	United Kingdom	100%
Cascal Plc	United Kingdom	100	%(21)
Bournemouth & West Hampshire Water Group Ltd	United Kingdom	100%
Bournemouth & West Hampshire Holdings Ltd	United Kingdom	100%
Bournemouth & West Hampshire Water Plc	United Kingdom	100%
Bournemouth Water Plc	United Kingdom	99	%(2)
West Hampshire Water Plc	United Kingdom	99	%(3)
Bournemouth Water Ltd	United Kingdom	100%
West Hampshire Water Ltd	United Kingdom	100%
Bournemouth & West Hampshire Enterprise Limited	United Kingdom	100%
Mill Stream Insurance Limited	United Kingdom	100%
Aquacare (BWHW) Ltd	United Kingdom	100	%(22)
Pre-Heat Limited	United Kingdom	100	%(4)
Cascal (Chile) S.A.	Chile	100	%(5)
Aguas Santiago S.A.	Chile	100	%(5)
Servicios y Construcciones Biwater S.A.	Chile	100	%(5)
Inversiones Libardon S.A.	Chile	100	%(5)
Aguas Chacabuco S.A.	Chile	100	%(5)
Aguas de Quetena S.A.	Chile	100	%(5)
Bayesa S.A.	Chile	100	%(5)
Cascal BV (Chile) Limitada	Chile	100	%(5)(6)
Inversiones Cascal S.A.	Chile	100	%(5)
Inversiones Aguas del Sur Limitada	Chile	100	%(5)
Aguas de la Portada S.A.	Chile	100	%(5)(6)
Belize Water Services Ltd	Belize	83	%(7)
Biwater Ingeniera y Proyectos S.A. de C.V.	Mexico	100	%(5)(8)
Agua Mexicana y Operaciones S.A. de C.V.	Mexico	100	%(5)(8)
Cascal Operations (Pty) Limited	South Africa	100%
The Greater Nelspruit Utility Company (Pty) Ltd	South Africa	90	%(10)
Siza Water Company (Proprietary) Limited	South Africa	73.42	%(11)
P.T. Adhya Tirta Batam	Indonesia	50	%(5)(9)
P.T. Adhya Tirta Sriwijaya	Indonesia	40	%(5)(9)
Subic Water & Sewerage Company Inc.	Philippines	30	%(9)
Aguas de Panama, S.A.	Panama	100	%(1)
The China Water Company Limited	Cayman Islands	87	%(12)
The China Water Company (Xinmin) Limited	British Virgin Islands	87	%(12)(13)
The China Water Company (Yanjiao) Limited	British Virgin Islands	87	%(12)(13)(18)
The China Water Company (Qitaihe) Limited	British Virgin Islands	87	%(12)(13)
The China Water Company (Fuzhou) Limited	British Virgin Islands	87	%(12)(13)(18)
The China Water Company (Mauritius) Limited	Mauritius	87	%(12)(13)(18)
CWC Water Management Company Limited	British Virgin Islands	87	%(12)(13)(18)
China Water Company (Fuzhou) Limited	Hong Kong	87	%(13)
China Water Company (Yanjiao) Limited	Hong Kong	87	%(13)
China Water Company (Zhumadian) limited	Hong Kong	87	%(13)
China Water Company (Yancheng) Limited	Hong Kong	87	%(13)
Fuzhou CWC Water Company Limited	People’s Republic of China	62.64	%(12)(14)
(Shenyang) Xinmin CWC Water Company Limited	People’s Republic of China	79.09	%(12)(15)
Sanhe Yanjiao CWC Water Company Limited	People’s Republic of China	82.08	%(12)(16)
Qitaihe CWC Water Company Limited	People’s Republic of China	79.09	%(12)(17)
Yancheng China Water Company Limited	People’s Republic of China	42.63	%(19)(20)

(1)	Acquired on June 30, 2006.

(2)	Company changed name to Alderney Water Plc in January 2006 and was dissolved in February 2006.

(3)	Company changed name to Knapp Mill Water Plc in January 2006 and was dissolved in February 2006.

(4)	Acquired on February 1, 2007.

(5)	Indicates a December 31 reporting date has been used for consolidation into our March 31 results, and hence the results of these companies are incorporated with a three-month lag.

(6)	Companies were dissolved in November 2004.

(7)	Interests were divested in October 2005.

(8)	Operations were terminated in January 2008.

(9)	Jointly controlled entities, reported in these financial statements under the proportional consolidation method.

(10)	Includes a 42% interest owned by Cascal Operations (Pty) Limited.

(11)	Acquired on May 3, 2007.

(12)	Acquired on November 15, 2006.

(13)	100% of issued capital held by The China Water Company Limited.

(14)	72% of issued capital held by The China Water Company (Fuzhou) Limited.

(15)	90.91% of issued capital held by The China Water Company (Xinmin) Limited.

(16)	94.34% of issued capital held by The China Water Company (Yanjiao) Limited.

(17)	90.91% of issued capital held by The China Water Company (Qitaihe) Limited.

(18)	In the process of being dissolved/wound up.

(19)	Acquired on April 29, 2008.

(20)	49% of issued share capital held by China Water Company (Yancheng) Limited.

(21)	Company changed its name from Biwater Capital plc on September 26, 2007.

(22)	Company formed on March 4, 2008.

D. Property, plants and equipment
Our main property, plants and equipment are the facilities and infrastructure used to perform the water and wastewater activities described in Item 4 “Information on the Company — Business Overview” which also outlines the environmental issues that may affect our utilization of the assets. Financial information on our assets including assets held under lease, in the course of construction and properties encumbered by mortgage is shown in Note 6 “Tangible fixed assets” to our consolidated financial statements. A summary of the facilities by each major geographical operation is outlined below.
United Kingdom (Bournemouth & West Hampshire Water/water)
•	Facilities: Seven water treatment facilities and 20 service reservoirs providing short-term local storage with a total capacity of approximately 54 million gallons.

•	Delivery network: Approximately 1,700 miles of underground pipes, with approximately 194,000 connections over an area of approximately 400 square miles.
South Africa (Silulumanzi /water and wastewater)
•	Water facilities: Three water treatment facilities plus 52 service reservoirs that provide short-term local water storage with a total capacity of approximately 32 million gallons. Silulumanzi also purchases bulk treated water from MLM to service some of the township and peri-urban areas.

•	Wastewater facilities: Three wastewater treatment facilities with a total capacity of approximately 11 million gallons per day.

•	Delivery network: Approximately 460 miles of underground water pipes, with approximately 61,000 connections over an area of approximately 55 square miles, and approximately 235 miles of wastewater pipes.
South Africa (Siza Water/water and wastewater)
•	Delivery network: Approximately 100 miles of potable water transmission and distribution pipes, together with five pumping stations.

•	Wastewater facilities: Two wastewater treatment facilities, with a total capacity of approximately four million gallons per day.

•	Wastewater network: Approximately 70 miles of sewer with 20 pumping stations.
Indonesia (ATB and ATS/water)
•	Facilities: Seven water treatment facilities, plus 13 service reservoirs providing short-term local water storage with a total capacity of 9.5 million gallons.

•	Delivery network: Approximately 420 miles of underground pipes, with approximately 122,000 connections over an area of 160 square miles. Since 2003, ATB has averaged over 1,000 new connections per month.
China (Yancheng, Fuzhou, Yanjiao, Qitaihe and Xinmin/water)
•	Delivery network: The concession in Fuzhou has approximately 45 miles of distribution network. Yancheng has approximately 180 miles of delivery network. Network assets related to the operations in the other three cities are owned by the local municipalities.

•	Water facilities: Yancheng has three water treatment facilities with a total capacity of approximately 52 million gallons per day.

Chile (Aguas Santiago, Aguas Chacabuco and Bayesa/water and wastewater)
•	Water facilities: Relies exclusively on boreholes in high quality underground aquifers needing minimal treatment.

•	Water delivery network: As the boreholes are generally relatively close to the customers, these networks consist generally of short length, small diameter pipework.

•	Wastewater facilities: Approximately 30% of the wastewater we collect is treated by small local treatment plants owned by us and approximately 70% is routed to an established treatment plant in an adjacent concession area and is treated for us on a subcontract basis.
Panama (Aguas de Panama/water)
•	Facilities: Single potable water treatment facility at Laguna Alta, with a treated water storage tank and a gravity pipeline from this plant that connects into the IDAAN distribution system.

•	Delivery: The treated water is delivered to IDAAN at a measuring and quality monitoring station located approximately 6 miles from the treatment plant.
The Philippines (Subicwater/water and wastewater)
•	Water facilities: Four water treatment facilities plus 25 service reservoirs providing short-term local water storage with a total capacity of 10.6 million gallons.

•	Water network: Approximately 200 miles of transmission and distribution pipes with approximately 32,000 water supply connections over an area of approximately 70 square miles.

•	Wastewater facilities: Five wastewater treatment facilities.

•	Wastewater network: Approximately 50 miles of sewer, with 25 pumping stations.
The nature of our business means there is an ongoing level of expansion, improvement or upgrading of property, plants and equipment, particularly in respect of infrastructure to ensure that our projects can continue to deliver high quality water and wastewater services especially in areas with substantial population growth. In addition there are also on occasion significant expansions in water and wastewater facilities. For instance on May 28, 2008 we announced that our 50% joint venture in Indonesia was making an additional $6 million investment to construct a new water treatment plant in Duriangkang, located on Batam Island in Indonesia. This new construction is the third stage in the development of an integrated Duriangkang potable water system and follows the completion of earlier modules built in 2001 and 2004. The new treatment plant will have a capacity of 11.5 million gallons per day, sufficient to serve a population of almost 200,000, and is expected to commence operations in April 2009.
Item 4A. Unresolved Staff Comments
Not applicable.

Item 5. Operating and Financial Review and Prospects
A. Operating results
The following discussion contains forward looking statements that are based upon our current expectations and is related to future events and our future financial performance, which involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward looking statements as a result of many factors, including those set forth under Item 3 “Key Information — Risk Factors” and “Forward-looking statements”.
The following discussion contains information about our results of operations, financial condition, liquidity and capital resources that we have prepared in accordance with Dutch GAAP. For a discussion of the differences between U.S. GAAP and Dutch GAAP as well as a reconciliation of our results in Dutch GAAP to U.S. GAAP, see “Reconciliation of Dutch GAAP to U.S. GAAP” below and Note 26 “Summary of differences between accounting policies generally accepted in The Netherlands and in the United States of America” to our consolidated financial statements.
Overview
We provide water and wastewater services to our customers in seven countries: the United Kingdom, South Africa, Indonesia, China, Chile, Panama and The Philippines. In a typical water project, we collect raw water from surface and groundwater sources, treat the water to meet the required quality standards and supply the treated water through a distribution network to our customers’ premises. In a typical wastewater project, we collect the wastewater from our customers’ premises, treat the wastewater to meet the required standards and return the treated water to the environment. We provide these services under long-term contracts or licenses that typically give us the exclusive right to provide our services within a defined territory. Our customers are predominantly homes and businesses representing a total population of approximately three million. From fiscal year 2006 to fiscal year 2008, our revenue from continuing operations increased by 56% from $100.8 million to $157.8 million and our operating profit from continuing operations increased by 37% from $29.0 million to $39.8 million.
Factors affecting our results of operations
The principal factors that affect our results of operations include:
•	Rates. The rates we charge our customers for water and wastewater services are calculated using either a formula or on a rate of return basis, depending on the project. The methodology used to fix and adjust rates is set forth in the long-term contract or license governing each of our operations and may also be subject to external regulation. The contracts or licenses and applicable regulations generally also set out the procedures for periodic or interim reviews of the rates that we charge our customers. Rate reviews may result in either increases or decreases in the rates we charge. For our regulated businesses in the United Kingdom, South Africa and Chile, our rates are generally set in advance for the next five-year period, subject to possible changes through interim reviews. In specific circumstances, interim determinations have been granted by the U.K. regulator when water companies’ input costs or revenue have varied by an unusually high amount during the five-year review period. Rates are determined on an annual basis for our projects in Indonesia, China and The Philippines. If the conclusion of the rate review process is delayed, we may not achieve the revenue we anticipate in any particular period.
•	Volume. Approximately 70% of our revenue in fiscal year 2008 was derived from customers whose invoices were based upon the volume of water consumed and, where relevant, the wastewater discharged for treatment. The balance of our revenue was not dependent upon volume but was principally based on the rateable value of the customers’ properties. There is a relationship between population growth and demand for water and wastewater services, so when population increases or decreases in one of our service areas then demand will generally increase or decrease. Demand for water and wastewater services is similarly influenced by macroeconomic factors such as rising standards of living, level of economic activity and urbanization. Demand also fluctuates due to seasonal influences, typically decreasing during the wetter times of the year and increasing during the drier times of the year. Therefore, demand may increase or decrease relative to historical averages when traditional weather patterns deviate from their historical cycles.
•	Electricity. The base operating costs of our business are largely fixed and substantially predictable from one period to the next. We are, however, a large consumer of electrical power, which is used to operate our treatment plants and pumping stations. Accordingly, our operating costs increase when prices of electricity for industrial users increase. In general, we must wait until the next regulatory rate review before being able to pass on some, or all, of this increased cost to our customers.

•	Regulatory changes. The provision of water and wastewater services is subject to substantial regulation. As discussed above, regulations limit the rates we may charge our customers and prescribe the conditions under which rates may be increased or decreased. Because our results of operations depend substantially on the rates that we charge our customers for water and wastewater services, changes in the regulations governing these rates may affect our results. Our operations are also subject to environmental and health and safety regulations, such as regulations governing the quality of the drinking water that we supply to our customers and the regulations governing the treated wastewater that we discharge into the environment. Compliance with these regulations imposes costs on our operations, and changes in these regulations can substantially increase or decrease these costs.
•	Acquisitions and dispositions. Our portfolio of projects may change as we acquire or develop new projects or dispose of others. These changes affect the comparability of our results of operations from period to period. Failure to acquire or develop new projects would limit our future growth.
•	Currency exchange. We report our financial results in U.S. Dollars but conduct substantially all of our business in the local currencies of the countries in which we operate. The assets and liabilities of our operations are translated at the rate of exchange prevailing at the respective fiscal year ended March 31. Exchange differences resulting from settlement and translation of monetary assets and liabilities are charged or credited to the exchange rate results in the statement of income. Revenue and expenses are recognized at the average rate for the year. Therefore, our reported results of operations are affected by translation risk due to fluctuations in currency exchange rates. See Note 2 “Accounting policies” to our consolidated financial statements. For a table that provides the period-end and average exchange rates for our local currencies against one U.S. Dollar, see Note 4 “Exchange rates” to our consolidated financial statements.
More detail on the factors affecting our business on a project-specific basis is provided below.
•	United Kingdom. Our U.K. operations are affected by the increased demand during the summer months arising from the influx of tourists to the coastal resort town of Bournemouth and surrounding areas.

Our U.K. results of operations are also subject to costs associated with the provision of defined benefit pensions to substantially all of our U.K. employees, together with former employees and pensioners. The accounting expense recorded for providing these benefits is determined by a professionally qualified independent actuary and relies on the interaction of several key assumptions, some of which are highly susceptible to macroeconomic influences such as interest rates. See Note 13 “Provisions & deferred revenue” to our consolidated financial statements.

Operating results in the United Kingdom are also dependent on the conclusions of the periodic review process of the U.K. regulator. The most recent periodic rate review in the United Kingdom occurred in late 2004, when Ofwat approved an average annual rate increase of 3.1% above inflation for fiscal years 2006 through 2010, with rate changes of 15.9%, 2.2% and 1.6% above inflation in fiscal years 2006, 2007 and 2008 respectively, followed by rate changes of 0.6% and 2.4% below inflation in fiscal years 2009 and 2010. Our next five-year periodic review in the United Kingdom is scheduled for 2009, to be effective in April 2010.

Effective February 1, 2007 we acquired Pre-Heat Limited, a gas heating installation and maintenance business that complements our existing U.K. non-regulated business.

•	South Africa. We acquired a second South African project in May 2007. Both of our South African operations are affected by the increased demand during the summer months starting in October primarily due to additional usage for watering gardens. Other factors influencing the results of operations of our Nelspruit subsidiary include our ability to progressively change the attitudes of some of our customers toward payment for the water services they receive. In Nelspruit, we also receive government grants for both operating expenses and capital expenditures, which are designed to help lower the rates charged to customers and finance the supply of water to certain low-income customers who do not have the resources to pay for water services. As a result of our first periodic review in Nelspruit in 2005, the amount of government grants we receive increased. The review also resulted in an approximately 15% increase in average rates in 2005, followed by additional annual rate increases of 3% plus inflation for the remainder of the period. Our next five-year periodic review in Nelspruit is scheduled for late 2009, to be effective in July 2010. Siza Water receives contributions to capital expenditure from third party developers. In common with our Nelspruit subsidiary Siza Water also receives government grants for operating expenses, which are designed to help lower the rates charged to customers.

•	Indonesia. Our larger joint venture project in Indonesia is based on Batam Island, which has witnessed strong population growth in recent years in response to the industrialization of many areas of the island. This population growth and the additional new connections to our network have a significant effect on our revenue in Indonesia. This project has encountered significant delays in reaching an agreement on its most recent rate increase, which, coupled with cost increases due to inflation, have limited the growth of our revenue and operating profit. The rate increase has recently been approved and was effective from January 2008.

•	China. We acquired our China projects in November 2006. Our Chinese operations are continuing to experience steady growth in the volume of water supplied, which has been driven by economic and population growth as well as the gradual closure of private wells historically used by industry. On April 29, 2008 our subsidiary China Water acquired a 49 percent stake in an equity joint venture in Yancheng, China. The new joint venture company, Yancheng China Water Company commenced operations on May 1, 2008, for a period of 30 years. In addition to a number of industrial and commercial enterprises, the Yancheng China Water Company provides potable water services to a residential population of approximately 600,000. Yancheng is situated on the eastern seaboard of Jiangsu province, and is approximately 250 miles northeast of Shanghai. On June 16, 2008 we announced that on June 13, 2008 our subsidiary China Water had agreed to acquire a 51 percent stake in an equity joint venture in Zhumadian City, Henan Province, China. The new joint venture company, Zhumadian China Water Company, which partners China Water with the Zhumadian Bangye Water Group, is expected to commence operations within a few weeks, subject to regulatory approvals. Once the business license has been granted, the existing water supply assets of the Zhumadian Bangye Water Group will be transferred to the new joint venture company and China Water will inject approximately $18.5 million in consideration for its 51 percent of the equity. The new equity joint venture will complete the construction of an additional 26 million gallons per day water treatment plant and associated infrastructure representing a total investment of approximately $42 million. The Zhumadian China Water Company will provide water services to a population of approximately 400,000 which includes a large number of industrial and commercial users.

•	Chile. The most recent periodic rate review of our regulated business in Santiago was concluded in 2005, when our rates were reduced by 2%, due to the lower cost of capital assumed by the regulator in setting rates. Rates are now subject to annual inflation increases during the current five-year rate period, which is scheduled to expire in July 2010. The results of operations located in northern Chile are influenced by the volume of treated effluent that our customer, Xstrata, purchases in a given month. With effect from September 2007, we increased the rate per cubic metre that we charge Xstrata by $0.11. Thereafter, our rates are adjusted by reference to an indexation formula designed to reflect movements in the operation’s key input costs. The monthly volume of effluent used by Xstrata has historically been steady although it is linked to the activity levels at its copper smelting plant.

•	Panama. We acquired our Panamanian project in June 2006. In December 2006, our application for a rate increase was approved, effective as of September 1, 2006. The additional revenue, amounting to $3.7 million, generated from this rate increase has not yet been paid. On April 22, 2008 we invoked the provisions of the dispute resolution for non-payment of invoices clause in the concession contract. Our Panamanian project has benefited from a 100% tax exemption during its first five years of operation, which was reduced to 75% in September 2007 for an additional five years and then to 50% thereafter.

•	The Philippines. Our joint venture in The Philippines has had difficulty in raising rates as a result of disputes among SBMA and Olongapo City, which are two of our three joint venture partners in this project. The resolution of most of the initial disputes, which led to rate increases in 2001, 2003 and 2004, has resulted in a material improvement in our joint venture business’s profitability. Further rate increases were approved by the regulator in July 2006 but were not implemented until January 2007 following a challenge by SBMA that was resolved in our favor through adjudication as provided for under our concession agreement. The 2007 rate application has been refused by the regulator.

Transactions affecting comparability of periods
The comparability of our results of operations during the periods presented has been affected by transactions that have occurred since March 31, 2005.
United Kingdom. On April 20, 2005, our U.K. operations borrowed £65 million ($124.4 million), the net proceeds of which we used to finance the redemption of preference shares issued by our U.K. project company and to refinance its existing term loan facilities. On February 1, 2007, we acquired 100% of Pre-Heat Limited, a business that supplies gas installation and maintenance services in the South of England and that complements our existing U.K. non-regulated business, for a total consideration of £4.6 million ($8.9 million), which consisted of initial consideration of £3.5 million ($6.9 million) plus contingent and deferred consideration of £1.0 million ($1.9 million) plus costs of £0.1 million ($0.1 million). This acquisition has been accounted for as a business combination and has been included in our results of operations from February 1, 2007 and is included in our balance sheet at March 31, 2007.
Belize. In October 2005, we sold our interest in Belize Water Services to the Government of Belize. We had initially acquired an 83% interest in Belize Water Services in 2001 and sold that interest back to the Government of Belize for a net cash payment of $14.9 million and a deferred payment in the form of four promissory notes totaling $9.9 million. In addition, we received $2.4 million from the Government of Belize as compensation for costs and $1.5 million under the terms of an arrangement we put in place to mitigate our risks associated with the project. We realized a profit, after expenses, of $3.0 million on the sale of the project. See

Note 21 “Disposal of subsidiaries” to our consolidated financial statements. Our consolidated financial statements prepared under Dutch GAAP report Belize Water Services as a discontinued operation.
The first two of these four promissory notes matured on October 3, 2006 and October 3, 2007, respectively, and were paid in full on time, along with payment of accrued interest on all of the notes. The next two notes mature on October 3, 2008 and October 3, 2009, respectively, and we have taken steps to mitigate our credit risk exposure to the Government of Belize with respect to 90% of the notes’ principal amount plus accrued interest.
Chile. On January 2, 2006, our Chilean subsidiary, Aguas de Quetena, sold its assets pertaining to the Calama wastewater project to our client, ESSAN, for $4.8 million, resulting in a loss on disposal of $0.3 million, which is reflected in our fiscal year 2006 results of operations. This transaction resolved a dispute that started in 2005 when the wastewater flows began to regularly exceed the parties’ expectations and the project’s ability to process the wastewater. The initial contract provided for a 20-year BOOT arrangement, commencing March 2001. Revenue generated by this business in fiscal years 2005 and 2006 was $1.3 million and $1.1 million, respectively. Our consolidated financial statements prepared under Dutch GAAP do not report our former Calama wastewater project as a discontinued operation, although it would be reported as a discontinued operation under U.S. GAAP.
Panama. In June 2006, we acquired Biwater’s 100% interest in Aguas de Panama, which supplies bulk potable water in part of Panama City, for $14.3 million. This acquisition has been accounted for as a transfer of a business under common control using existing carrying values and we have included it in our consolidated balance sheet and our results of operations from June 26, 2006. Biwater currently incurs the raw and auxiliary materials and other external operating costs and the staff costs associated with our Panamanian project. These costs are recharged to our Panamanian project company in accordance with the terms of an operation and maintenance sub-contract that our Panamanian project company entered into with Biwater in July 2000. The recharged amount is reported within “other operating charges” in our consolidated statements of income. Biwater and the lender to our Panamanian project company have agreed in principle to cancel the existing operation and maintenance sub-contract, after which the operating costs of the Panamanian project will be reflected in our results of operations directly as opposed to being recharged to us. We did not become the investor/operator of this project prior to Nuon’s divestiture of its interest in us because the acquisition was not compatible with Nuon’s strategy.
China. On November 15, 2006, we acquired for a total consideration of $25.1 million an 87% interest in The China Water Company Limited, a company that we fully consolidate, and at the date of its acquisition by us owned majority interests in four water projects in China. Prior to our acquisition, China Water rationalized its portfolio by selling three projects. This acquisition has been accounted for as a business combination and has been included in our results of operations from November 15, 2006 and is included in our balance sheet at March 31, 2007.
South Africa. On May 3, 2007, we acquired a 73.4% interest in Siza Water, a water and wastewater services company in South Africa, for approximately $2.9 million. For its fiscal year ended December 31, 2006, this company’s revenue and operating profit were approximately $5.5 million and $1.3 million, respectively. The financial statements from which the revenue and operating profit were derived were prepared in accordance with South African generally accepted accounting principles, which management believes to be the same as Dutch GAAP as they relate to Siza Water. This acquisition has been accounted for as a business combination and has been included in our results of operations from May 3, 2007.
Mexico. Our results of operations during the periods presented have been affected by the early termination of our operation and maintenance contract in Mexico in January 2008. This is accounted for in the year ended March 31, 2008 and in all periods presented the results of Mexico are shown as discontinued operations. We received a termination fee of MXP 10.5 million ($1.0 million) and after the costs of termination and receipts for sale of assets made a profit before tax on termination of MXP 4.3 million ($0.4 million).
Nuon. On June 26, 2006, Biwater reacquired the 50% interest in us held by Nuon, thereby becoming our sole shareholder. We incurred debt totaling £38.0 million ($69.7 million), the proceeds of which, together with another $17.3 million of our existing cash resources, were used to make an $87.0 million pro rata distribution to Biwater and Nuon that facilitated Biwater’s purchase of the shares owned by Nuon for $43.2 million. As a result of Biwater’s acquisition, we have undertaken a fair value exercise, which resulted in changes to the value of 50% of certain assets and liabilities by the difference between their fair market value as of June 26, 2006 and their book value as of that date as required under U.S. GAAP. This revaluation is for U.S. GAAP purposes only and is not accounted for under Dutch GAAP.

Subsequent events
On April 29, 2008, our 87% subsidiary, China Water, acquired a 49% interest in a new equity joint venture that has been granted a 30 year concession to deliver water services to a population of more than 600,000 in the city of Yancheng for a total investment of RMB 200.0 million (USD 28.5 million). This joint venture expands our operations in China in line with its planned growth strategy. The results of operations from the joint venture will be included in our consolidated financial statements for our fiscal year ending March 31, 2009. The initial purchase price allocation exercise for the Yancheng joint venture has yet to be completed so it is not practicable to provide further information on this acquisition.
On June 12, 2008, we entered into an amended and restated facility agreement with HSBC Bank Plc whereby our existing revolving credit facility with HSBC was increased from $30 million to $70 million. Of this amount, (a) $60 million is a revolving loan facility intended for financing acquisitions, for general corporate purposes and working capital and to pay transaction expenses, and (b) $10 million continues to be a guarantee facility intended to be used to provide guarantees to replace existing ones, and to issue new or renewed guarantees on behalf of certain subsidiaries. For further detail see Item 5 “Operating and Financial Review and Prospects — Liquidity and capital resources”.
On June 16, 2008 we announced that on June 13, 2008 our subsidiary China Water had agreed to acquire a 51 percent stake in an equity joint venture in Zhumadian City, Henan Province, China. The new joint venture company, Zhumadian China Water Company, which partners China Water with the Zhumadian Bangye Water Group, is expected to commence operations within a few weeks, subject to regulatory approvals. Once the business license has been granted, the existing water supply assets of the Zhumadian Bangye Water Group will be transferred to the new joint venture company and China Water will inject approximately $18.5 million in consideration for its 51 percent of the equity. The new equity joint venture will complete the construction of an additional 26 million gallons per day water treatment plant and associated infrastructure representing a total investment of approximately $42 million. The Zhumadian China Water Company will provide water services to a population of approximately 400,000 which includes a large number of industrial and commercial users. This joint venture represents the latest step forward in developing our operations in China. The results of operations from the joint venture will also be included in our consolidated financial statements for the year ending March 31, 2009. The initial purchase price allocation exercise for the Zhumadian joint venture has also yet to be completed so it is not practicable to provide further information on this acquisition.

Critical accounting policies and estimates
We prepare our consolidated financial statements in accordance with Dutch GAAP.
As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented.
On an ongoing basis, we evaluate these estimates using historical experience, consultation with experts and other methods considered reasonable in the particular circumstances. Actual results may differ significantly from the estimates, the effect of which is recognized in the period in which the facts that give rise to the revision become known.
Our accounting policies are detailed in the notes to our consolidated financial statements. The following paragraphs detail the policies that we believe have the most significant effect on our results of operations under Dutch GAAP.
Consolidation principles
Controlled companies. Our consolidated financial statements include companies over which we exercise direct or indirect control as a consequence of our possession of a majority of the voting rights, or whose financial and operating activities we can otherwise control through our responsibility for the conduct of their central management. In accordance with Dutch Accounting Standards Board Guidelines on Annual Reporting (GAR) 217 (revised), we fully consolidate all of our businesses except our joint ventures in Indonesia and The Philippines. Controlling interests in businesses acquired from third parties are consolidated using the purchase accounting rules contained in Dutch GAAP. The assets and liabilities acquired and non-cash consideration, if any, are accounted for at their fair values. To the extent that the fair value of the consideration exceeds those of the assets and liabilities in aggregate, goodwill is recognized. Goodwill arising on consolidation is amortized over its useful economic life, up to a maximum of 20 years. Conversely, when the fair value of the consideration is less than the assets and liabilities in aggregate, negative goodwill is recorded on the consolidated balance sheet and is amortized over its useful economic life. The critical estimates that we are required to make involve the application of valuation principles to the assets and liabilities of the business being acquired, a process that requires specialized knowledge and techniques because underground infrastructure represents a substantial component of our asset base.
Joint ventures. An entity qualifies as a joint venture if its participants jointly exercise control under a collaborative (joint venture) agreement. Joint control exists when none of the participants can, in substance, control the entities financial and operating policies unilaterally. However, joint control does not require a 50-50 interest. Dutch Accounting Standards Board GAR 215 permits participating interests in joint ventures to be consolidated proportionally as an alternative to using the equity method. Under the proportional consolidation method we combine our pro rata share, generally based on our ownership percentage, of each joint venture’s revenue and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in our financial statements. We proportionally consolidate our businesses in Indonesia and The Philippines and will proportionally consolidate our Yancheng project in China from April 29, 2008, the date of its acquisition. The critical judgment that we must make in this regard is the assessment of whether the criteria for demonstrating joint control are met.
Revenue recognition
We recognize revenue in the period in which the water is supplied or our services are rendered. In order to satisfy this requirement the following criteria must be met:
•	it is probable that the economic benefits of the transaction will flow to the subsidiary or joint venture concerned;
•	the revenue can be measured reliably; and
•	where applicable, the costs (both incurred to date and expected future costs) can be identified and can be measured reliably.
For our rate-regulated water and wastewater service operations, we issue bills and recognize revenue in accordance with our entitlement to receive revenue in line with the limits established by the periodic regulatory price review processes. For water and wastewater customers with water meters, the amount of the receivable billed depends upon the volume supplied, including an estimate of the sales value of units supplied between the date of the last meter reading and the end of the fiscal period. Meters are read on a cyclical basis and we recognize revenue for unbilled amounts based on estimated usage from the last billing through to the end of the fiscal period. The estimated usage is based on historical data, judgment and assumptions; actual results could differ from these estimates, which would result in revenue being adjusted in the period that the revision to the estimates is determined. For customers who do not have a meter, the amount of the receivable billed depends upon the rateable value of the property, as assessed by an independent rating officer.
Revenue received in advance of performance is recognized as deferred revenue. When performance occurs, the deferred revenue is released and simultaneously reported as revenue. This situation primarily arises in the United Kingdom, where approximately 49% of our billing is based on historic property values.
Grants, contributions and service connection fees receivable in respect of infrastructure assets relating to either: (i) a specific extension to the supply network, usually associated with a development of new commercial or residential property for which the subsidiary or joint venture has assumed, or will assume, an obligation to provide water and/or wastewater services; or (ii) a more general expansion of overall network capacity in light of extensions made, or being made, thereto are accounted for at fair value as deferred revenue, which amount is then credited to revenue in the statement of income on a straight line basis over a period that will match them with the costs they are intended to compensate, such period being equal to the shorter of the estimated useful economic lives of the related infrastructure assets or the remaining term of the related customer arrangement.
Bad debts
At each balance sheet date, we evaluate the collectability of trade receivables and record provisions for doubtful receivables based on experience. These provisions are based on, among other things, comparisons of the relative age of accounts and consideration of actual write-off history. The actual level of receivables collected may differ from the estimated levels of recovery, which could affect our results of operations positively or negatively. As of March 31, 2008, our gross trade receivables were $33.6 million and the provision for doubtful receivables was $3.0 million. The critical judgments that we are called upon to exercise with respect to bad debts are generally related to the circumstances surrounding the recognition of the receivable and an estimate of its collectability, which leads to our determination of the potential need to make a provision against its carrying value in our financial statements.
Long lived assets
Intangible assets and tangible fixed assets are amortized or depreciated over their useful lives. Useful lives are estimated based on management’s assessment of the period during which the assets will generate revenue and are periodically reviewed for their continued appropriateness and are adjusted as necessary. Due to the long lives of such assets, changes to their estimated useful lives can result in significant variations in the carrying value.
We critically assess the impairment of fixed assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Under Dutch GAAP, all intangible fixed assets having a useful life of more than 20 years are tested annually for impairment. Important factors that could trigger an impairment review for those assets not subject to annual testing include the following:
•	significant underperformance relative to historical or projected future results of operations;
•	significant changes in the manner of the use of the acquired assets or the strategy for the overall business; and
•	significant negative industry or economic trends.
The complexity of the estimation process and issues related to the assumptions, risks and uncertainties inherent in the application of our fixed asset accounting estimates affect the amounts reported in our financial statements, especially our estimates of the expected useful economic lives and the carrying values of those assets. If our business conditions were different, or if we used different assumptions in the application of this and other accounting estimates, it is likely that materially different amounts would be reported in our financial statements.
Pensions
We operate defined benefit pension plans in the United Kingdom and much smaller similar plans in our joint venture businesses in The Philippines and Indonesia. Costs relating to these pension plans are accounted for using a method that relies on actuarial estimates and assumptions to arrive at costs and liabilities for inclusion in our financial statements. These assumptions include:

•	the discount rates used to calculate a present value of the plan’s obligations to make pension payments to its members at dates in the future;
•	assumed rates of return on the various asset categories in which the plan’s assets are invested;
•	salary increases in order to measure the expected annual earnings of members at their normal retirement dates; and
•	mortality rates as a means of estimating how long a member’s pension entitlement will need to be paid.
We review our actuarial assumptions on an annual basis and make modifications to them when we deem it appropriate to do so. While management believes that the actuarial assumptions are appropriate, any significant changes to those used in connection with the U.K. plan could materially affect both our balance sheet and statement of income and result in an increase in our statement of income charge in relation to pensions in future years, and as a consequence affect the asset or liability reflected on our balance sheet.
Our pension expenses in fiscal years 2006, 2007 and 2008 were $2.1 million, $1.8 million and $1.7 million, respectively. Our pension expenses in fiscal years 2006, 2007 and 2008 are based on a changed accounting policy in accordance with Dutch Accounting Standards Board GAR 271 (revised) as explained in Note 13 “Provisions & deferred revenue” to our consolidated financial statements. We expect this change in accounting policy to increase the volatility of our pension costs and therefore to lead to greater period-to-period change in our staff costs.
We estimate that the effect of a 0.5% increase or decrease in the discount rate on the net periodic pension expense for the year ended March 31, 2008 would be $0.5 million and $1.2 million, respectively and the effect of a 0.5% increase or decrease in the expected long term return on plan assets would be $0.5 million and $1.6 million, respectively.
Deferred tax
Deferred tax assets and liabilities are recognized with respect to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements, for example as a result of different rates of depreciation being applied to tangible fixed assets for tax compliance and financial reporting purposes. Deferred tax assets and liabilities are calculated based on the tax rates in effect at the year-end date or future applicable rates, insofar as these are already decreed by law.
In this regard, we are required to make a judgment as to the value of any deferred tax assets to be recognized for loss carry-forwards. Deferred tax assets amounting to $18.9 million have been recognized on the balance sheet as of March 31, 2008. The deferred tax assets recognized in respect of tax losses are regarded as more likely than not to be recoverable against future forecast taxable profits. Deferred tax assets have not been recognized as of March 31, 2008 in respect of tax losses with a total value of $43.6 million, $21.6 million of which are Dutch losses.
We were required to revalue our deferred tax balances in China in light of new profit tax rates passed into law with the Tax Reform Act in March 2007. This had the one-time effect of increasing the net profit of China Water for the period from November 15, 2006 to March 31, 2007 by $1.3 million. Similarly we were required to revalue our deferred tax balances in the United Kingdom which has the one time effect of increasing net profit for the year ended March 31, 2008 by $2.2 million.
Currency
The functional currency of each of our subsidiaries and joint ventures is generally the currency of the country in which it operates. However, the determination of the appropriate currency requires the use of judgment and we also consider cash flow indicators, sales price indicators, sales market indicators, expense indicators, financing indicators and inter-company transactions and arrangement indicators in assessing the functional currency of Cascal N.V. on a consolidated basis. As a result of this assessment, Cascal N.V.’s functional currency is the U.S. Dollar and given the international nature of our operations, management has chosen the U.S. Dollar as our reporting currency.
Presentation of financial information
•	Our consolidated financial statements are prepared based on a March 31 fiscal year end. However, our operations in Indonesia, Chile and Mexico have a December 31 fiscal year end. For these entities, we have reported the results for the twelve months ended December 31 as if such twelve month period ended on the following March 31, with appropriate adjustments made for any material event that occurred subsequent to December 31 but on or prior to March 31 for each such entity, such as the early termination of our operation and maintenance contract in Mexico in January 2008. Our recently acquired operations in Panama,

China and South Africa (Siza Water) also have a fiscal year end of December 31, but their results, along with the results of the Pre-Heat Limited business in the United Kingdom which had a fiscal year end of October 31, have been reflected in our consolidated financial statements based on the actual calendar months in which the results occurred following their acquisition.
•	Our participating interests in our joint ventures in Indonesia and The Philippines have been proportionally consolidated on a line-by-line basis in the statements of income and cash flows and on the balance sheet.
•	We report our financial results in U.S. Dollars but conduct substantially all of our business in the local currencies of the countries in which we operate. The assets and liabilities of our foreign operations are translated at the rate of exchange prevailing at the balance sheet date. Revenue and expenses are recognized at the average rate for the year. Therefore, our reported results of operations are affected by translation risk due to fluctuations in currency exchange rates. Transactions denominated in currencies other than the U.S. Dollar during a reporting period, such as the purchase price we paid to complete an acquisition, are recognized in our consolidated financial statements at the exchange rate in effect on the transaction date. See Note 2 “Accounting policies” to our consolidated financial statements.
•	We present our country-by-country comparative period information both on an “as reported” basis and on a constant exchange rate basis. The constant exchange rate basis uses the same exchange rates that were used in the later period to translate results for the earlier period. This presentation enables our management and investors to focus on the actual changes in the results of operations from period to period without the effects of exchange rates. Unless specifically stated otherwise, all of the textual discussion of our country-by-country comparative period information is presented on a constant exchange rate basis.
•	In accordance with the provisions of Dutch Accounting Standards Board GAR 271 on Employee Benefits, we have changed our accounting policy for pension obligations with effect from April 1, 2005.
•	Our discontinued operations consist of our Mexican operation and maintenance operation terminated in January 2008 and our interest in Belize Water Services prior to its sale in October 2005. Our consolidated financial statements prepared under Dutch GAAP do not report our former Calama wastewater project as a discontinued operation, although it was reported as a discontinued operation under U.S. GAAP.
•	Earnings per share information presented in our audited consolidated financial statements for comparative periods prior to our initial public offering has been calculated using a weighted average number of shares of 21,849,343 because on January 23, 2008 we completed a recapitalization and stock split that required the following steps to be carried out:
•	Issuance of remaining 11,620 authorized shares having a par value of €5 per share to our existing shareholder in exchange for cash of €58,100. This action increased the total shares issued to 20,000.
•	A split of each issued share having a par value of €5 into 10 shares with a par value of €0.50, thereby increasing the number of issued shares from 20,000 with a par value of €5 to 200,000 having a par value of €0.50.
•	Issuance of 21,649,343 new shares having a par value of €0.50 each by transferring the corresponding aggregate par value from share premium to issued share capital.
The result of these steps was to have outstanding 21,849,343 shares with a par value of €0.50 each prior to our initial public offering.
In addition, transfers were made from unallocated results and retained earnings to share premium in amounts of a positive $16 million and a deficit of $29 million, respectively, in order to eliminate the June 30, 2007 net deficit of $13 million.
For the year ended March 31, 2008 the weighted average number of shares used to calculate earnings per share was 23,329,982.

Results of operations — fiscal year periods
The following table sets forth our statement of income data as a percentage of revenue for the periods presented as well as showing the percentage change on a year-to-year basis:

	Year		Year		Year
	ended	Percentage	ended	Percentage	ended
Dutch GAAP	March 31,	change	March 31,	change	March 31,
(Dollars in thousands)	2008	2007-2008	2007	2006-2007	2006
Revenue	$160,642	32.0%	$121,703	10.0%	$110,596
Raw and auxiliary materials and other external costs	32,318	55.4	20,790	6.8	19,463
Staff costs	33,387	44.5	23,598	12.8	20,912
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	22,786	26.7	17,980	11.9	16,066
(Profit)/loss on disposal of intangible and tangible fixed assets(1)	(749)	24.2	(989)	n/a	201
Other operating charges(2)	31,391	34.7	23,310	3.7	22,468
Incremental offering-related costs	767	(5.2)	809	n/a	—

Total operating expenses	120,400	40.8	85,498	8.1	79,110

Operating profit	40,242	11.2	36,205	15.0	31,486
Gain on disposal of subsidiary(3)	1,691	n/a	—	—	4,135
Interest (expense)/income and exchange rate results(4)	(19,684)	(3.9)	(20,492)	143.3	(8,424)

Profit before taxation	22,249	39.7	15,713	(42.2)	27,197
Taxation	(9,716)	35.6	(6,944)	(15.3)	(8,199)
Minority interest	(945)	25.5	(753)	99.2	(378)

Net profit	$11,588	44.6%	$8,016	(56.9)%	$18,620

(1)	The profit in fiscal year 2008 is derived from sales of property, surplus to the needs of our U.K. subsidiary. The profit in fiscal year 2007 arose mainly from a $0.8 million profit realized by our U.K. subsidiary on its sale of a section of river bed.

(2)	Other operating charges include operating lease payments, professional fees, travel expenses, management fees and bad debts.

(3)	Represents the sale of our interest in Belize Water Services in October 2005 and the early termination of our operation in Mexico in January 2008.

(4)	Currency exchange differences resulting from settlement and translation of monetary assets and liabilities are charged or credited to the exchange rate results line of our statement of income. See Note 2 “Accounting policies” to our consolidated financial statements.

Geographical revenue and operating profit
The following table identifies our revenue by country by dollar amount and as a percentage of revenue from continuing operations for fiscal years 2006, 2007 and 2008. This table and the subsequent tables reflect the primary segments that management has identified for reporting purposes under Dutch GAAP. We have retrospectively identified as discontinued operations our interest in Belize Water Services prior to its sale in October 2005 and the results of our operations in Mexico which were subject to an early termination agreement in January 2008.

	Revenue by country (as reported)
		Percentage		Percentage		Percentage
		of 2008		of 2007		of 2006
		total		total		total
		revenue		revenue		revenue
	Year ended	from	Year ended	from	Year ended	from
Dutch GAAP	March 31,	continuing	March 31,	continuing	March 31,	continuing
(Dollars in thousands)	2008	operations	2007	operations	2006	operations
United Kingdom(1)	$94,791	60.1%	$75,705	63.8%	$67,858	67.3%
South Africa(2)	21,673	13.7	13,766	11.6	13,380	13.3
Indonesia	11,356	7.2	11,062	9.3	9,543	9.5
China(3)	10,023	6.4	2,924	2.5	—	—
Chile	7,593	4.8	6,393	5.4	6,805	6.7
Panama(4)	8,780	5.6	6,165	5.2	—	—
The Philippines	2,861	1.8	2,359	2.0	2,051	2.0
Holding companies	700	0.4	193	0.2	1,183	1.2

Total continuing operations	$157,777	100.0%	$118,567	100.0%	$100,820	100.0%
Discontinued operations(5)	2,865		3,136		9,776

Total	$160,642		$121,703		$110,596

(1)	Includes revenue attributable to our Pre-Heat Limited operations from February 1, 2007, the date of acquisition.

(2)	Includes revenue of Siza Water from May 3, 2007.

(3)	Represents revenue of our first four Chinese projects from November 15, 2006, the date of acquisition.

(4)	Represents revenue from June 26, 2006.

(5)	Represents the sale of our interest in Belize Water Services in October 2005 and the early termination of our operation in Mexico in January 2008.

The following table identifies our operating profit by country by dollar amount and as a percentage of operating profit from continuing operations for fiscal years 2006, 2007 and 2008.

	Operating profit by country (as reported)
		Percentage		Percentage		Percentage
		of 2008 total		of 2007 total		of 2006 total
		operating		operating		operating
		profit		profit		profit
	Year ended	from	Year ended	from	Year ended	from
Dutch GAAP	March 31,	continuing	March 31,	continuing	March 31,	continuing
(Dollars in thousands)	2008	operations	2007	operations	2006	operations
United Kingdom(1)	$31,894	80.2%	$29,264	81.9%	$24,922	86.0%
South Africa(2)	5,934	14.9	3,756	10.5	2,764	9.6
Indonesia	3,250	8.1	3,515	9.8	3,112	10.8
China(3)	438	1.1	318	0.9	—	—
Chile	(47)	(0.1)	(488)	(1.4)	(739)	(2.6)
Panama(4)	3,683	9.3	3,071	8.6	—	—
The Philippines	1,162	2.9	915	2.6	497	1.7
Holding companies	(6,529)	(16.4)	(4,616)	(12.9)	(1,588)	(5.5)

Total continuing operations	$39,785	100.0%	$35,735	100.0%	$28,968	100.0%
Discontinued operations(5)	457		470		2,518

Total	$40,242		$36,205		$31,486

(1)	Includes operating profit attributable to our Pre-Heat Limited operations from February 1, 2007, the date of acquisition.

(2)	Includes operating profit of Siza Water from May 3, 2007.

(3)	Represents operating profit of our first four Chinese projects from November 15, 2006, the date of acquisition.

(4)	Represents operating profit from June 26, 2006.

(5)	Represents the sale of our interest in Belize Water Services in October 2005 and the early termination of our operation in Mexico in January 2008.

Fiscal year 2007 compared to fiscal year 2008
Revenue

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2007 at	2007-2008	2007-2008
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2008 as	2007 as	exchange	exchange	exchange
(Dollars in thousands)	reported	reported	rates	rates	rates
United Kingdom(1)	$94,791	$75,705	$80,418	$14,373	17.9%
South Africa(2)	21,673	13,766	13,474	8,199	60.9
Indonesia	11,356	11,062	10,980	376	3.4
China(3)	10,023	2,924	3,100	6,923	223.3
Chile	7,593	6,393	6,802	791	11.6
Panama(4)	8,780	6,165	6,165	2,615	42.4
The Philippines	2,861	2,359	2,681	180	6.7
Holding companies	700	193	435	265	60.9

Total continuing operations	$157,777	$118,567	$124,055	$33,722	27.1%

Discontinued operations-Mexico	2,865	3,136	3,171	(306)	(9.6)%
Exchange rate effect			(5,523)

Total	$160,642	$121,703	$121,703

(1)	Includes results of operations of Pre-Heat Limited from February 1, 2007.

(2)	Includes results of operations of Siza Water from May 3, 2007.

(3)	Represents results of operations of our first four Chinese projects from November 15, 2006.

(4)	Represents results of operations from June 26, 2006.
Our revenue from continuing operations increased by $33.7 million from fiscal year 2007 to fiscal year 2008 at constant exchange rates due primarily to our recent acquisitions.
•	United Kingdom. The $14.4 million increase was primarily due to inclusion of $8.5 million additional revenue from the non-regulated business we acquired on February 1, 2007 compared with the amount reported in fiscal year 2007. Our revenue also improved by $4.2 million due to the effect of our scheduled rate increase of 5.47% (1.6% plus inflation), modest volume gains compared with the same period of fiscal year 2007 and an increase in revenue from our existing non-regulated activities of $1.7 million.

•	South Africa. The $8.2 million increase resulted principally from the inclusion of 11 months of revenue (amounting to $5.9 million) from the subsidiary we acquired in May 2007. An additional $2.3 million arose from a rate increase of 7.75% implemented by our Nelspruit subsidiary with effect from August 2007, together with the full 12 months’ effect of the 7.5% rate increase in July 2006 and higher volumes supplied by the business as a result of new connections to the network.

•	China. The $6.9 million increase principally reflects the inclusion of only four and a half months of revenue in fiscal year 2007, following our acquisition of The China Water Company Limited on November 15, 2006, compared with a full year’s revenue for fiscal year 2008. In addition, all four of our mainland Chinese operations owned during these periods have increased their revenues in fiscal year 2008 compared with the previous period through a combination of volume growth and in some cases an inflation based rate increase as well.

•	Panama. The $2.6 million increase resulted from the inclusion of 12 months of results during the year ended March 31, 2008 compared with only nine months during the prior period, along with the effect of our 36% rate increase that became effective from September 1, 2006.

•	Chile. The $0.8 million increase reflects volume and rate driven growth achieved by our concessions in Santiago as well as our waste water collection and treatment operation in Antofagasta.

Raw and auxiliary materials and other external costs

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2007 at	2007-2008	2007-2008
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2008 as	2007 as	exchange	exchange	exchange
(Dollars in thousands)	reported	reported	rates	rates	rates
United Kingdom(1)	$18,161	$12,769	$13,564	$4,597	33.9%
South Africa(2)	6,226	2,110	2,065	4,161	201.5
Indonesia	2,761	2,821	2,800	(39)	(1.4)
China(3)	2,340	803	851	1,489	175.0
Chile	1,541	1,033	1,099	442	40.2
Panama(4)	38	—	—	38	n/a
The Philippines	562	553	628	(66)	(10.5)
Holding companies	—	—	—	—	n/a

Total continuing operations	$31,629	$20,089	$21,007	$10,622	50.6%

Discontinued operations—Mexico	689	701	709	(20)	(2.8)%
Exchange rate effect			(926)

Total	$32,318	$20,790	$20,790

(1)	Includes results of operations of Pre-Heat Limited from February 1, 2007.

(2)	Includes results of operations of Siza Water from May 3, 2007.

(3)	Represents results of operations of our first four Chinese projects from November 15, 2006.

(4)	Biwater incurs these raw and auxiliary materials and other external costs, which are recharged to us and reported within other operating charges.
Our raw and auxiliary materials and other external costs from continuing operations increased by $10.6 million at constant exchange rates, in large part due to the recent acquisitions.
•	United Kingdom. The $4.6 million increase was primarily due to the inclusion of $3.1 million of costs from the non-regulated business that we acquired on February 1, 2007. Most of the remaining $1.5 million increase was due to greater use of sub-contracted materials and labor by our existing non-regulated business to support its higher level of activity in the year ended March 31, 2008 and the increased price of electricity and general cost inflation in the regulated business.

•	South Africa. The $4.2 million increase was primarily due to the inclusion of 11 months of costs amounting to $3.0 million, from the subsidiary we acquired in May 2007. The balance of the overall increase, amounting to $1.2 million, is comprised of higher fuel, chemicals and power costs in the year ended March 31, 2008 aggregating to $0.2 million, a $0.6 million net increase in charges for raw and bulk water supplied to us and approximately $0.4 million in respect of costs related to maintenance of the network and meter repairs and replacement.

•	China. The $1.5 million increase primarily reflects the inclusion of only four and a half months of costs in fiscal year 2007, following our acquisition of The China Water Company Limited on November 15, 2006, compared with a full year’s costs in fiscal year 2008 together with some power cost increases due to higher production volumes in fiscal year 2008, notably in Yanjiao.

•	Chile. The $0.4 million increase was primarily due to higher costs of purchasing fuel and electricity during the year ended March 31, 2008.

Staff costs

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2007 at	2007-2008	2007-2008
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2008 as	2007 as	exchange	exchange	exchange
(Dollars in thousands)	reported	reported	rates	rates	rates
United Kingdom(1)	$17,835	$12,267	$13,030	$4,805	36.9%
South Africa (2)	5,473	3,686	3,608	1,865	51.7
Indonesia	967	821	815	152	18.7
China(3)	2,585	907	961	1,624	169.0
Chile	1,455	1,461	1,555	(100)	(6.4)
Panama(4)	—	—	—	—	n/a
The Philippines	323	268	304	19	6.3
Holding companies	4,576	3,528	3,747	829	22.1

Total continuing operations	$33,214	$22,938	$24,020	$9,194	27.7%

Discontinued operations—Mexico	673	660	668	5	0.7%
Exchange rate effect			(1,090)

Total	$33,887	$23,598	$23,598

(1)	Includes results of operations of Pre-Heat Limited from February 1, 2007.

(2)	Includes results of operations of Siza Water from May 3, 2007.

(3)	Represents results of operations of our first four Chinese projects from November 15, 2006.

(4)	Biwater incurs these staff costs, which are recharged to us and reported within other operating charges.
Our staff costs from continuing operations increased by $9.2 million from fiscal year 2007 to fiscal year 2008 at constant exchange rates primarily due to the recent acquisitions.
•	United Kingdom. The $4.8 million increase was primarily due to the inclusion of $3.7 million of additional costs from the non-regulated business we acquired in February 2007, with the balance due to salary rate increases along with $0.2 million of payments in connection with early retirement arrangements.

•	South Africa. The $1.9 million increase was due to the inclusion of 11 months of costs from our recently acquired subsidiary amounting to $1.0 million, combined with the effect of the Nelspruit business’s annual salary increase of approximately 6%, the addition of one expatriate staff member to the Nelspruit senior management team in August 2007 and some additional costs relating to taxes and social security.

•	China. The $1.6 million increase reflects the inclusion of only four and a half months’ costs in fiscal year 2007, following our acquisition of The China Water Company Limited on November 15, 2006, compared with a full year’s costs in fiscal year 2008 along with the effect of salary rate increases.

•	Holding companies. The increase of $0.8 million for the year ended March 31, 2008 compared with the year ended March 31, 2007 results from a combination of headcount and salary rate increases. In May 2007, we appointed a Financial Controller and Head of Financial Reporting in preparation for the initial public offering.

Depreciation and amortization of intangible and tangible fixed assets and negative goodwill

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2007 at	2007-2008	2007-2008
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2008 as	2007 as	exchange	exchange	exchange
(Dollars in thousands)	reported	reported	rates	rates	rates
United Kingdom(1)	$15,672	$12,590	$13,373	$2,299	17.2%
South Africa(2)	1,247	801	784	463	59.1
Indonesia	883	860	854	29	3.4
China(3)	1,451	456	483	968	200.4
Chile	2,096	2,101	2,236	(140)	(6.4)
Panama(4)	833	625	625	208	33.3
The Philippines	219	171	194	25	12.9
Holding companies	339	328	330	9	2.7

Total continuing operations	$22,740	$17,932	$18,879	$3,861	19.3%

Discontinued operations—Mexico	46	48	48	(2)	(4.2)%
Exchange rate effect			(947)

Total	$22,786	$17,980	$17,980

(1)	Includes results of operations of Pre-Heat Limited from February 1, 2007.

(2)	Includes results of operations of Siza Water from May 3, 2007.

(3)	Represents results of operations of our first four Chinese projects from November 15, 2006.

(4)	Represents results of operations from June 26, 2006.
Our depreciation and amortization of intangible and tangible fixed assets and negative goodwill from continuing operations increased by $3.9 million from fiscal year 2007 to fiscal year 2008 at constant exchange rates, partly due to the recent acquisitions.
•	United Kingdom. The $2.3 million increase resulted from incremental depreciation arising from the continuation of capital investment in infrastructure and plant and equipment in line with our most recent regulatory review together with $0.5 million of amortization of intangible assets recognized on acquisition of the non-regulated business we purchased in February 2007.

•	China. The $1.0 million increase reflects the inclusion of only four and a half months of costs in fiscal year 2007, following our acquisition of The China Water Company Limited on November 15, 2006, compared with a full year’s charge in fiscal year 2008.

•	South Africa. The $0.5 million increase was almost entirely due to the acquisition of Siza Water on May 3, 2007.

•	Panama. The $0.2 million increase resulted from the inclusion of a full year’s depreciation during the 12 months ended March 31, 2008 compared with only nine months during the prior period.

•	Chile. The $0.1 million decrease resulted from our review of the useful lives of certain non-current assets and the related adjustment to our depreciation charges in accordance with Dutch GAAP.

(Profit)/loss on disposal of intangible and tangible fixed assets

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2007 at	2007-2008	2007-2008
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2008 as	2007 as	exchange	exchange	exchange
(Dollars in thousands)	reported	reported	rates	rates	rates
United Kingdom(1)	$(671)	$(981)	$(1,042)	$371	(35.6)%
South Africa(2)	(32)	—	—	(32)	n/a
Indonesia	—	(9)	(9)	9	n/a
China(3)	(36)	3	4	(40)	n/a
Chile	(10)	(2)	(2)	(8)	400.0
Others	—	—	—	—	n/a

Total continuing operations	$(749)	$(989)	$(1,049)	$300	(28.6)%

Discontinued operations — Mexico	—	—	—	—	n/a %
Exchange rate effect			60

Total	$(749)	$(989)	$(989)

(1)	Includes results of operations of Pre-Heat Limited from February 1, 2007.

(2)	Includes results of operations of Siza Water from May 3, 2007.

(3)	Represents results of operations of our first four Chinese projects from November 15, 2006.
Our profit on disposal of intangible and tangible fixed assets from continuing operations decreased by $0.3 million compared with the prior period.
•	United Kingdom. From time to time our United Kingdom based subsidiary has opportunities to realize value through disposal of land and buildings that are no longer integral to its business. Such disposals can usually be expected to give rise to a gain on sale.

Other operating charges and incremental offering-related costs

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2007 at	2007-2008	2007-2008
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2008 as	2007 as	exchange	exchange	exchange
(Dollars in thousands)	reported	reported	rates	rates	rates
United Kingdom(1)	$11,900	$9,796	$10,406	$1,494	14.4%
South Africa(2)	2,825	3,413	3,341	(516)	(15.4)
Indonesia	3,495	3,054	3,032	463	15.3
China(3)	3,246	437	464	2,782	599.6
Chile	2,558	2,288	2,435	123	5.1
Panama(4)	4,226	2,469	2,469	1,757	71.2
The Philippines	595	452	514	81	15.8
Holding companies	2,313	952	1,026	1,287	125.4

Total continuing operations	$31,158	$22,861	$23,687	$7,471	24.0%

Discontinued operations—Mexico	1,000	1,258	1,272	(272)	(21.4)%
Exchange rate effect			(840)

Total	$32,158	$24,119	$24,119

(1)	Includes results of operations of Pre-Heat Limited from February 1, 2007.

(2)	Includes results of operations of Siza Water from May 3, 2007.

(3)	Represents results of operations of our first four Chinese projects from November 15, 2006.

(4)	Represents results of operations from June 26, 2006, and includes the direct and overhead costs relating to the project.
Our other operating charges from continuing operations and incremental offering-related costs increased by $7.5 million from fiscal year 2007 to fiscal year 2008 at constant exchange rates due to the recent acquisitions.
•	China. The $2.8 million increase reflects the inclusion of only four and a half months of costs in fiscal year 2007, following our acquisition of The China Water Company Limited on November 15, 2006, compared with a full year’s charge in fiscal year 2008. The overall increase also includes the effect of management charges levied by Cascal, the reinforcement of business development activities and increased professional fees arising mainly from post-acquisition integration projects.

•	Panama. The $1.8 million increase was primarily due to the inclusion of 12 months of costs during the year ended March 31, 2008, compared with only nine months during the prior period. In addition, the year ended March 31, 2008 includes approximately $0.9 million of additional costs relating to our operation and maintenance sub-contract and management support arrangements with Biwater.

•	United Kingdom. The $1.5 million increase was partly attributable to the inclusion of an additional $0.7 million costs from the non-regulated business we acquired in February 2007. The rest of the increase resulted from a $0.2 million increase in recruitment and marketing costs incurred by our existing non-regulated business and an increase in insurance costs of $0.2 million for our regulated water operation and an increase of $0.4 million for higher professional fees and general cost inflation.

•	Holding companies. The $1.3 million increase resulted essentially from the effect of a $1.2 million release of provisions for bad and doubtful debts in the year ended March 31, 2007 that were recovered from our joint venture in the Philippines. In addition we incurred $0.7 million of incremental offering related costs comprising bonus payments to senior management on completion of the initial public offering compared with $0.8 million of such offering related costs in fiscal year 2007, which represented professional fees incurred.

•	Indonesia. The $0.5 million increase includes $0.2 million of increased provisions for bad and doubtful debts taken at the end of fiscal year 2008 and other general cost increases.

•	South Africa. The $0.5 million reduction in other operating charges is mainly due to general cost savings including professional fees.

Gain on disposal/ termination of subsidiary

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2007 at	2007-2008	2007-2008
	March 31,	March 31,	constant	at constant	at constant
	2008 as	2007 as	exchange	exchange	exchange
(Dollars in thousands)	reported	reported	rates	rates	rates
Discontinued operations — Belize	$1,295	—	—	$1,295	n/a	%
Discontinued operations — Mexico	396	—	—	396	n/a

Total	$1,691	—	—	$1,691	n/a	%

•	Belize. This gain arose from the receipt of principal and accrued interest due under the promissory notes issued by the Government of Belize to secure the deferred consideration payable in connection with the sale of our interest in Belize Water Services in October 2005. The receipt of these funds enabled us to release $1.3 million to income, which amount was originally provided in the consolidated accounts for the year ended March 31, 2006 against the face value of the then remaining three promissory notes. The disposal of our business in Belize and this gain is described in Note 21 “Disposal of subsidiaries” to our consolidated financial statements.

•	Mexico. This gain arose from the early termination of our operation and maintenance contract in the city of Puerto Vallarta on January 8, 2008. On early termination we received compensation from our client of $1.0 million and incurred closure costs of $0.6 million before tax. The early termination of our operation and maintenance contract in Mexico and this resultant gain is described in Note 21 “Disposal of subsidiaries” to our consolidated financial statements.

Interest (expense)/income and exchange rate results

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2007 at	2007-2008	2007-2008
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2008 as	2007 as	exchange	exchange	exchange
(Dollars in thousands)	reported	reported	rates	rates	rates
United Kingdom(1)	$(8,870)	$(7,321)	$(7,777)	$(1,093)	14.1%
South Africa(2)	(1,528)	(1,547)	(1,514)	(14)	0.9
Indonesia	(55)	(119)	(118)	63	n/a
China(3)	893	90	96	797	830.2
Chile	(1,097)	(1,188)	(1,264)	167	n/a
Panama(4)	(851)	(756)	(756)	(95)	12.6
The Philippines	28	(200)	(227)	255	n/a
Holding companies	(8,113)	(9,465)	(9,435)	1,322	n/a

Total continuing operations	$(19,593)	$(20,506)	$(20,995)	$1,402	n/a	%

Discontinued operations—Mexico	(91)	14	14	(105)	n/a	%
Exchange rate effect			489

Total	$(19,684)	$(20,492)	$(20,492)

(1)	Includes results of operations of Pre-Heat Limited from February 1, 2007.

(2)	Includes results of operations of Siza Water from May 3, 2007.

(3)	Represents results of operations of our first four Chinese projects from November 15, 2006.

(4)	Represents results of operations from June 26, 2006.
Our interest (expense)/income and exchange rate results from continuing operations changed by $1.4 million from fiscal year 2007 to fiscal year 2008 at constant exchange rates.
•	Holding companies. The $1.3 million change essentially arises from borrowings in June 2006 in connection with Biwater’s interest in us. The overall decrease consists of a $4.1 million reduction in foreign exchange losses incurred in connection with retranslating monetary liabilities into our reporting currency offset in part by additional interest expense of $1.7 million due to increased LIBOR rates in fiscal year 2008 compared with fiscal year 2007. The remaining difference of $1.1 million can be attributed to interest incurred on our new revolving credit facility, lower interest income in fiscal year 2008 as a result of smaller cash balances on hand during that period, less interest income earned in fiscal year 2008 on the deferred consideration receivable in connection with the sale of our shares in Belize Water Services Limited and increased facility arrangement fees.

•	United Kingdom. The $1.1 million change is primarily due to the inflation indexation applied to out U.K. subsidiary’s long term debt instrument together with lower interest income as a consequence of holding smaller average cash balances during the year ended March 31, 2008, following the acquisition of a non-regulated business in February 2007.

•	China. The overall change of $0.8 million is mainly the result of interest earned on cash deposits and a short term loan made to Cascal N.V. which was repaid before the end of fiscal year 2008.

•	Chile. The $0.2 million change is primarily due to favorable foreign exchange rate movements during fiscal year 2008 together with lower interest charges resulting from our repayments of principal during the period.

•	The Philippines. The $0.3 million change is mainly the result of interest earned on cash deposits.

Taxation

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2007 at	2007-2008	2007-2008
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2008 as	2007 as	exchange	exchange	exchange
(Dollars in thousands)	reported	reported	rates	rates	rates
Operating companies	$(7,964)	$(7,642)	$(8,003)	$39	n/a	%
Holding companies	(1,395)	836	850	(2,245)	n/a

Total continuing operations	$(9,359)	$(6,806)	$(7,153)	$(2,206)	30.8%

Discontinued operations—Mexico	(357)	(138)	(139)	218	n/a	%
Exchange rate effect			348

Total	$(9,716)	$(6,944)	$(6,944)

The overall effective tax rates for fiscal years 2007 and 2008 were 43.7% and 42.9%, respectively. The change in effective tax rates was significantly influenced by:
•	Holding companies. Cascal N.V. incurred taxable losses of approximately $11.6 million in fiscal year 2008 that it was unable to utilize during the period due to the absence of any other income taxable in The Netherlands. This amount was similar to the $11.5 million amount for fiscal year 2007. However, during fiscal year 2007 we were able to offset a portion of these losses against deferred tax liabilities recognized in earlier years up to the full amount of those liabilities, which was $1.7 million. The amount of deferred tax asset not recognized in the current year is $3.7 million.

•	United Kingdom. The U.K. subsidiary’s effective tax rate was 20.3% for fiscal year 2008 compared to 29.7% in the prior period. The reduction is due primarily to the recognition in the year ended March 31, 2008 of a deferred tax credit of $2.2 million arising from the adjustment of the tax rate used to compute the March 31, 2007 deferred tax liability in accordance with the change enacted during fiscal year 2008 that reduces the standard rate of income tax in the United Kingdom from 30% to 28% with effect from April 1, 2009.

•	Chile. Our Chilean operations recorded a pre-tax loss of $1.1 million in the year ended March 31, 2008 on which an effective tax charge of 20% has been incurred. A majority of the tax charge incurred arises from taxable foreign exchange gains on inter-company loans advanced by our Chilean intermediate holding company. The corresponding foreign exchange losses in our Chilean operating entities do not give rise to a similar tax credit in fiscal year 2008 because we took a full valuation allowance against certain deferred tax assets relating to losses carried forward. At March 31, 2008, we cannot anticipate being able to utilize these losses, in part because there is no mechanism whereby losses of one corporate entity can be offset against the taxable profits generated by its affiliates.

•	China. Our Chinese subsidiary had an aggregate tax charge of $0.6 million on a pre-tax profit of $1.3 million, and an overall effective rate of 46.2%, due to the relative pre-tax profits and losses of the Chinese projects and the profit tax and dividend withholding tax rates applicable to them, combined with the tax attributes of our Cayman Island intermediate holding company that owns our interests in our Chinese projects.

•	Panama. Our Panamanian project has benefited from a 100% tax exemption during its first five years of operation, which was reduced to 75% from October 2007. The standard rate of income tax in Panama is 30%. However, dividends paid by our Panamanian subsidiary are taxed at the standard U.K. corporate tax rate upon receipt by our intermediate holding company and a tax charge has accordingly been calculated based on the amount of unremitted earnings in Panama.

Minority interest

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2007 at	2007-2008	2007-2008
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2008 as	2007 as	exchange	exchange	exchange
(Dollars in thousands)	reported	reported	rates	rates	rates
United Kingdom	$—	$—	$—	$—	n/a	%
South Africa(1)	(454)	(185)	(181)	(273)	150.8
China(2)	(491)	(568)	(602)	111	n/a

Total continuing operations	$(945)	$(753)	$(783)	$(162)	20.7%

Exchange rate effect			30

Total	$(945)	$(753)	$(753)

(1)	Includes results of operations of Siza Water from May 3, 2007.

(2)	Represents the results of operations of our first four Chinese projects from November 15, 2006.
Overall, minority interests increased by $0.2 million reflecting the minority shareholdings in our Chinese projects that we acquired in November 2006, along with those in both of our South African subsidiaries (including Siza Water, which we acquired in May 2007).

Net profit

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2007 at	2007-2008	2007-2008
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2008 as	2007 as	exchange	exchange	exchange
(Dollars in thousands)	reported	reported	rates	rates	rates
United Kingdom(1)	$18,351	$15,425	$16,386	$1,965	12.0%
South Africa(2)	2,702	1,411	1,381	1,321	95.7
Indonesia	2,211	2,350	2,331	(120)	(5.1)
China(3)	191	956	1,015	(824)	(81.2)
Chile	(1,378)	(2,198)	(2,340)	962	41.1
Panama(4)	2,762	2,315	2,315	447	19.3
The Philippines	1,083	655	745	338	45.4
Holding companies	(16,034)	(13,244)	(13,253)	(2,781)	21.0

Total continuing operations	$9,888	$7,670	$8,580	$1,308	15.2%

Discontinued operations—Belize	1,295	—	—	1,295	n/a %
Discontinued operations—Mexico	405	346	349	56	16.0%
Exchange rate effect			(913)

Total	$11,588	$8,016	$8,016

(1)	Includes results of operations of Pre-Heat Limited from February 1, 2007.

(2)	Includes results of operations of Siza Water from May 3, 2007.

(3)	Represents results of operations of our first four Chinese projects from November 15, 2006.

(4)	Represents results of operations from June 26, 2006.
For the reasons set forth above, our net profit from continuing operations at constant exchange rates increased by $1.3 million.

Fiscal year 2006 compared to fiscal year 2007
Revenue

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2006 at	2006-2007	2006-2007
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2007 as	2006 as	exchange	exchange	exchange
(Dollars in thousands)	reported	reported	rates	rates	rates
United Kingdom(1)	$75,705	$67,858	$71,911	$3,794	5.3%
South Africa	13,766	13,380	12,202	1,564	12.8
Indonesia	11,062	9,543	10,172	890	8.7
China(2)	2,924	—	—	2,924	n/a
Chile	6,393	6,805	6,971	(578)	(8.3)
Panama(3)	6,165	—	—	6,165	n/a
The Philippines	2,359	2,051	2,205	154	7.0
Holding companies	193	1,183	1,444	(1,251)	(86.6)

Total continuing operations	$118,567	$100,820	$104,905	$13,662	13.0%

Discontinued operations-Belize		7,045	7,045
Discontinued operations-Mexico	3,136	2,731	2,671	465	17.4%
Exchange rate effect			(4,025)

Total	$121,703	$110,596	$110,596

(1)	Includes results of operations of Pre-Heat Limited from February 1, 2007.

(2)	Represents results of operations of our first four Chinese projects from November 15, 2006.

(3)	Represents results of operations from June 26, 2006.
Our revenue from continuing operations increased by $13.7 million from fiscal year 2006 to fiscal year 2007 at constant exchange rates due primarily to our acquisitions of projects in Panama on June 26, 2006 and in China on November 15, 2006.
•	United Kingdom. The $3.8 million increase resulted primarily from two months of revenue ($1.6 million) from our newly acquired non-regulated business and an increase in revenue from our existing non-regulated activities of $1.6 million. Our revenue also improved by $0.4 million due to the effect of our scheduled rate increase of 4.63% (2.2% plus inflation). The effect of the rate increase was substantially offset by lower demand from metered customers in response to national media coverage of drought conditions outside our service area. The percentage increase in revenue was also reduced by flat revenue from our largest industrial customer, which represented 9% of our U.K. revenue in fiscal year 2007.
•	South Africa. The $1.6 million increase resulted from a rate increase of 7.5%, effective July 2006, together with higher volume resulting from new connections to the network.
•	Indonesia. The $0.9 million increase was due primarily to population growth, as the number of connections to the network on Batam Island continued to increase at a rate of approximately 1,000 per month during fiscal year 2007.
•	Holding companies. The $1.3 million decrease was due to a partial credit for past management fees granted to our Philippines joint venture, together with a decline in the amount of work undertaken by our management for Biwater.
•	Chile. The $0.6 million decrease was primarily due to the sale of our former Calama wastewater project effective as of the end of fiscal year 2006 offset in part by increased revenues earned by our businesses in Santiago.

Raw and auxiliary materials and other external costs

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2006 at	2006-2007	2006-2007
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2007 as	2006 as	exchange	exchange	exchange
(Dollars in thousands)	reported	reported	rates	rates	rates
United Kingdom(1)	$12,769	$10,516	$11,144	$1,625	14.6%
South Africa	2,110	2,889	2,634	(524)	(19.9)
Indonesia	2,821	2,319	2,472	349	14.1
China(2)	803	—	—	803	n/a
Chile	1,033	1,249	1,280	(247)	(19.3)
Panama(3)	—	—	—	—	n/a
The Philippines	553	518	557	(4)	(0.7)
Holding companies	—	—	—	—	n/a

Total continuing operations	$20,089	$17,491	$18,087	$2,002	11.1%

Discontinued operations—Belize		1,259	1,259
Discontinued operations—Mexico	701	713	698	3	0.4%
Exchange rate effect			(581)

Total	$20,790	$19,463	$19,463

(1)	Includes results of operations of Pre-Heat Limited from February 1, 2007.

(2)	Represents results of operations of our first four Chinese projects from November 15, 2006.

(3)	Biwater incurs these raw and auxiliary materials and other external costs, which are recharged to us and reported within other operating charges.
Our raw and auxiliary materials and other external costs from continuing operations increased by $2.0 million at constant exchange rates, in part due to the acquisition of our China project on November 15, 2006.
•	United Kingdom. The $1.6 million increase consisted of $1.9 million of higher costs, mainly attributable to increased costs in the non-regulated businesses of $1.1 million that are commensurate with the higher non-regulated business revenue together with general cost inflation. The effect of these increases was partially offset by a $0.3 million savings in electricity costs.
•	Indonesia. The $0.3 million increase was due to a $0.4 million increase in the cost of electricity, offset in part by savings in the costs of chemicals.
•	South Africa. The $0.5 million decrease was principally due to a release during fiscal year 2007 of accruals of $1.2 million as a result of an agreement to reduce charges for raw and bulk water supplied by the local government for the current and prior periods, offset in part by increases driven by growth in customers and volume of water supplied.
•	Chile. The $0.2 million decrease was primarily due to the sale of our former Calama wastewater project at the end of fiscal year 2006.

Staff costs

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2006 at	2006-2007	2006-2007
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2007 as	2006 as	exchange	exchange	exchange
(Dollars in thousands)	reported	reported	rates	rates	rates
United Kingdom(1)	$12,267	$10,479	$11,106	$1,161	10.5%
South Africa	3,686	3,674	3,351	335	10.0
Indonesia	821	692	738	83	11.2
China(2)	907	—	—	907	n/a
Chile	1,461	1,204	1,233	228	18.5
Panama(3)	—	—	—	—	n/a
The Philippines	268	256	275	(7)	(2.5)
Holding companies	3,528	2,718	2,871	657	22.8

Total continuing operations	$22,938	$19,023	$19,574	$3,364	17.2%

Discontinued operations—Belize		1,238	1,238
Discontinued operations—Mexico	660	651	637	23	3.6%
Exchange rate effect			(537)

Total	$23,598	$20,912	$20,912

(1)	Includes results of operations of Pre-Heat Limited from February 1, 2007.

(2)	Represents results of operations of our first four Chinese projects from November 15, 2006.

(3)	Biwater incurs these staff costs, which are recharged to us and reported within other operating charges.
Our staff costs from continuing operations increased by $3.4 million from fiscal year 2006 to fiscal year 2007 at constant exchange rates.
•	United Kingdom. The $1.2 million increase was attributable to the annual salary review together with $0.6 million of staff costs related to our recently acquired non-regulated business.
•	Holding companies. In addition to the effect of the annual salary review, the increase of $0.7 million was attributable to head count increases in business development and finance following Biwater’s acquisition of Nuon’s interest in us in June 2006.
•	South Africa. The $0.3 million increase was primarily due to a small increase in head count, together with an annual salary review increase of 6%.
•	Chile. The $0.2 million increase was primarily due to the full year effect of the appointment of an expatriate chief executive officer in fiscal year 2006.

Depreciation and amortization of intangible and tangible fixed assets and negative goodwill

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2006 at	2006-2007	2006-2007
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2007 as	2006 as	exchange	exchange	exchange
(Dollars in thousands)	reported	reported	rates	rates	rates
United Kingdom(1)	$12,590	$11,468	$12,153	$437	3.6%
South Africa	801	782	713	88	12.3
Indonesia	860	600	640	220	34.4
China(2)	456	—	—	456	n/a
Chile	2,101	2,046	2,096	5	0.2
Panama(3)	625	—	—	625	n/a
The Philippines	171	131	141	30	21.3
Holding companies	328	327	325	3	0.9

Total continuing operations	$17,932	$15,354	$16,068	$1,864	11.6%

Discontinued operations—Belize		674	674
Discontinued operations—Mexico	48	38	38	10	26.3%
Exchange rate effect			(714)

Total	$17,980	$16,066	$16,066

(1)	Includes results of operations of Pre-Heat Limited from February 1, 2007.

(2)	Represents results of operations of our first four Chinese projects from November 15, 2006.

(3)	Represents results of operations from June 26, 2006.
Our depreciation and amortization of intangible and tangible fixed assets and negative goodwill from continuing operations increased by $1.9 million from fiscal year 2006 to fiscal year 2007 at constant exchange rates, primarily due to the acquisition of our Panamanian project effective from June 26, 2006 and our China project on November 15, 2006.
•	United Kingdom. The $0.4 million increase resulted from the increased depreciation resulting from the continuation of the capital investment in infrastructure and plant and equipment in line with our most recent regulatory review.
•	Indonesia. The $0.2 million increase resulted from additional water treatment and storage capacity placed into service during fiscal year 2007.

Loss/(profit) on disposal of intangible and tangible fixed assets

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2006 at	2006-2007	2006-2007
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2007 as	2006 as	exchange	exchange	exchange
(Dollars in thousands)	reported	reported	rates	rates	rates
United Kingdom(1)	$(981)	$(41)	$(43)	$(938)	2,181.4%
Indonesia	(9)	(2)	(2)	(7)	350.0
China(2)	3	—	—	3	n/a
Chile	(2)	244	249	(251)	n/a
Others(3)	—	1	1	(1)	n/a

Total continuing operations	$(989)	$202	$205	(1,194)	n/a

Discontinued operations — Belize		(1)	(1)

Exchange rate effect			(3)

Total	$(989)	$201	$201

(1)	Includes results of operations of Pre-Heat Limited from February 1, 2007.

(2)	Represents results of operations of our first four Chinese projects from November 15, 2006.

(3)	Includes results of operations for Panama from June 26, 2006.
Our profit on disposal of intangible and tangible fixed assets from continuing operations increased by $1.2 million compared with the prior period due mainly to profits realized by our U.K. subsidiary on its sale of a section of river bed, which generated a profit of $0.8 million. The loss on disposal recorded in Chile in fiscal year 2006 arose from the sale of our former wastewater treatment plant in Calama.

Other operating charges and incremental offering-related costs

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2006 at	2006-2007	2006-2007
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2007 as	2006 as	exchange	exchange	exchange
(Dollars in thousands)	reported	reported	rates	rates	rates
United Kingdom(1)	$9,796	$10,514	$11,142	$(1,346)	(12.1)%
South Africa	3,413	3,272	2,984	429	14.4
Indonesia	3,054	2,820	3,006	48	1.6
China(2)	437	—	—	437	n/a
Chile	2,288	2,802	2,870	(582)	(20.3)
Panama(3)	2,469	—	—	2,469	n/a
The Philippines	452	648	697	(245)	(35.2)
Holding companies	952	(271)	(198)	1,150	n/a

Total continuing operations	$22,861	$19,785	$20,501	$2,360	11.5%

Discontinued operations—Belize		1,833	1,833
Discontinued operations—Mexico	1,258	850	832	426	51.1%
Exchange rate effect			(698)

Total	$24,119	$22,468	$22,468

(1)	Includes results of operations of Pre-Heat Limited from February 1, 2007.

(2)	Represents results of operations of our first four Chinese projects from November 15, 2006.

(3)	Represents results of operations from June 26, 2006, and includes the direct and overhead costs relating to the project.
Our other operating charges from continuing operations and incremental offering-related costs increased by $2.4 million from fiscal year 2006 to fiscal year 2007 at constant exchange rates primarily due to expenses relating to this offering and the acquisition of our Panamanian project on June 26, 2006 and our China project on November 15, 2006. Other operating charges in the rest of our business were essentially flat on an aggregate basis between these two periods.
•	United Kingdom. The $1.3 million decrease was primarily due to savings in professional fees of $0.8 million incurred in the prior period and general overhead cost reductions of $0.5 million. The professional fee savings are linked to the refinancing of our U.K. project company’s preference shares that was completed during fiscal year 2006.
•	Holding companies. The $1.2 million increase arose from a combination of professional advisors’ fees of $1.1 million, of which $0.8 million were incremental offering-related costs, and business development costs of $0.5 million, offset in part by the incremental release of $0.3 million of provisions for bad debts that were recovered from our joint venture in The Philippines.
•	Chile: The $0.6 million decrease was primarily due to the sale of our former Calama wastewater project at the end of fiscal year 2006, with the largest savings in the category of professional fees.
•	South Africa. The $0.4 million increase was primarily due to general inflationary increases together with the cost of completing a review of and providing for old debts in fiscal year 2007.
•	Mexico. The $0.4 million increase is consistent with, and related to, the increase in revenue for the same period as a result of higher maintenance costs for machinery and parts for the wastewater treatment plant that were recharged to our client.

Gain on disposal of subsidiary

Percentage
			Year ended		change
	Year ended	Year ended	March 31,	Change	2006-2007
	March 31,	March 31,	2006 at	2006-2007	at constant
	2007 as	2006 as	constant	at constant	exchange
(Dollars in thousands)	reported	reported	rates	rates	rates
Holding companies	—	$4,135	$4,135	$(4,135)	n/a

Total	—	$4,135	$4,135

The gain on disposal of subsidiary recorded in fiscal year 2006 arose from the sale of our shares in Belize Water Services.

Interest (expense)/income and exchange rate results

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2006 at	2006-2007	2006-2007
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2007 as	2006 as	exchange	exchange	exchange
(Dollars in thousands)	reported	reported	rates	rates	rates
United Kingdom(1)	$(7,321)	$(6,356)	$(6,735)	$(586)	8.7%
South Africa	(1,547)	(1,441)	(1,314)	(233)	17.7
Indonesia	(119)	(19)	(20)	(99)	495.0
China(2)	90	—	—	90	n/a
Chile	(1,188)	(1,229)	(1,259)	71	(5.6)
Panama(3)	(756)	—	—	(756)	n/a
The Philippines	(200)	38	41	(241)	n/a
Holding companies	(9,465)	1,879	1,892	(11,357)	n/a

Total continuing operations	$(20,506)	$(7,128)	$(7,395)	$(13,111)	177.3%

Discontinued operations—Belize		(1,320)	(1,321)
Discontinued operations—Mexico	14	24	23	(9)	(39.1)%
Exchange rate effect			269

Total	$(20,492)	$(8,424)	$(8,424)

(1)	Includes results of operations of Pre-Heat Limited from February 1, 2007.

(2)	Represents results of operations of our first four Chinese projects from November 15, 2006.

(3)	Represents results of operations from June 26, 2006.
Our interest (expense)/income and exchange rate results from continuing operations changed by $13.1 million from fiscal year 2006 to fiscal year 2007 at constant exchange rates.
•	Holding companies. The $11.4 million change essentially arises from foreign exchange losses of $6.5 million in connection with retranslating monetary liabilities into our reporting currency and $4.9 million of additional interest expense. Of the $6.5 million, $4.8 million of the foreign exchange effect arises from the borrowings in June 2006 in connection with Biwater’s acquisition of Nuon’s interest in us.

•	United Kingdom. The $0.6 million change is primarily due to the indexation applied to our U.K. long-term debt instrument. The indexation is a function of U.K. price inflation, which increased in fiscal year 2007. See Item 5 “Operating and Financial Review and Prospects — Liquidity and capital resources”.

•	South Africa. The $0.2 million change is due to interest incurred on inter-company loans for the first time in fiscal year 2007, offset by a reduction in interest paid on the external borrowings, which amortized further during the year.

•	The Philippines. In April 2006 our joint venture agreed to the terms of an amended infrastructure lease with one of its clients. Under the terms of the amended arrangement it was agreed that an amount of interest on arrears of lease rentals could be charged; this interest accounts for the $0.2 million change.

Taxation

					Percentage
			Year ended		change
	Year ended	Year ended	March 31,	Change	2006-2007
	March 31,	March 31,	2006 at	2006-2007	at constant
Dutch GAAP	2007 as	2006 as	constant	at constant	exchange
(Dollars in thousands)	reported	reported	rates	rates	rates
Operating companies	$(7,642)	$(6,771)	$(7,120)	$(522)	(7.2)%
Holding companies	836	(123)	(123)	959	n/a

Total continuing operations	$(6,806)	$(6,894)	$(7,243)	$437	5.9%

Discontinued operations—Belize		(1,162)	(1,162)	1,162
Discontinued operations—Mexico	(138)	(143)	(140)	2	n/a
Exchange rate effect			346

Total	$(6,944)	$(8,199)	$(8,199)

The overall effective tax rates for fiscal years 2006 and 2007 were 30.1% and 44.2%, respectively.
The fiscal year 2007 rate was significantly influenced by:
•	United Kingdom. The U.K. subsidiary’s effective tax rate was 29.7%, which included an amount of $0.1 million (0.3%) with respect to prior periods.

•	Holding companies. Cascal N.V. incurred taxable losses of approximately $11.5 million in fiscal year 2007 of which it was only able to utilize $6.7 million during the period due to the absence of any other income taxable in The Netherlands.

•	Chile. Our Chilean operations recorded a pre-tax loss of $1.7 million in fiscal year 2007 on which a tax charge of $0.5 million has been incurred. This high tax burden resulted from fully providing in fiscal year 2007 for a deferred tax asset previously recognized together with the absence of a mechanism whereby the losses in one corporate entity can be offset against the taxable profits generated by its affiliates.

•	China. Our Chinese subsidiary had an aggregate tax credit of $1.1 million on a pre-tax profit of $0.4 million due to revaluation of deferred tax balances resulting from the change in profit tax rates set out in the China’s 2007 Tax Reform Act.

•	Panama. Our Panamanian project has benefited from a 100% tax exemption during its first five years of operation, which was reduced to 75% during 2007. The standard rate of income tax in Panama is 30%. However, the dividend of $2.5 million that our Panamanian subsidiary paid during fiscal year 2007 is taxed at the standard U.K. corporate tax rate upon receipt by our intermediate holding company.

Minority interest

					Percentage
			Year ended		change
	Year ended	Year ended	March 31,	Change	2006-2007
	March 31,	March 31,	2006 at	2006-2007	at constant
Dutch GAAP	2007 as	2006 as	constant	at constant	exchange
(Dollars in thousands)	reported	reported	rates	rates	rates
United Kingdom	$—	$(171)	$(181)	$181	n/a
South Africa	(185)	(82)	(74)	(111)	(150.0)%
China(1)	(568)			(568)	n/a

Total continuing operations	$(753)	$(253)	$(255)	$(498)	(195.3)%

Discontinued operations—Belize		(125)	(125)

Exchange rate effect			2

Total	$(753)	$(378)	$(378)

(1)	Represents results of operations of our first four Chinese projects from November 15, 2006.
Minority interest from continuing operations decreased following our U.K. subsidiary’s redemption of £25 million of its 8.5% cumulative preference shares in April 2005. Following that redemption, the only adjustment for minority interest from continuing operations was to account for the 10% minority interest in our Nelspruit project and the minority interests in our Chinese projects acquired in November 2006.

Net profit

					Percentage
			Year ended		change
	Year ended	Year ended	March 31,	Change	2006-2007
	March 31,	March 31,	2006 at	2006-2007	at constant
Dutch GAAP	2007 as	2006 as	constant	at constant	exchange
(Dollars in thousands)	reported	reported	rates	rates	rates
United Kingdom(1)	$15,425	$12,944	$13,718	$1,707	12.4%
South Africa	1,411	831	759	652	85.9
Indonesia	2,350	2,157	2,299	51	2.2
China(2)	956	—	—	956	n/a
Chile	(2,198)	(1,941)	(1,989)	(209)	(10.5)
Panama(3)	2,315	—	—	2,315	n/a
The Philippines	655	535	576	79	13.7
Holding companies	(13,244)	168	213	(13,457)	n/a

Total continuing operations	$7,670	$14,694	$15,576	$(7,906)	(50.8)%

Discontinued operations—Belize		3,570	3,570
Discontinued operations—Mexico	346	356	348	(2)	(0.6)
Exchange rate effect			(874)

Total	$8,016	$18,620	$18,620

(1)	Includes results of operations of Pre-Heat Limited from February 1, 2007.

(2)	Represents results of operations of our first four Chinese projects from November 15, 2006.

(3)	Represents results of operations from June 26, 2006.
For the reasons set forth above, our net profit from continuing operations at constant exchange rates decreased by $7.9 million.

\

Reconciliation of Dutch GAAP to U.S. GAAP
Our consolidated financial statements have been prepared in accordance with Dutch GAAP, which differs in certain respects from U.S. GAAP. Reconciliations of net profit and shareholders’ equity under Dutch GAAP and under U.S. GAAP are set out below.
Net profit

				Aggregated
		For the	For the	for the
		period	period	year
	Year	April 1,	June 26,	ended	Year
	ended	2006 to	2006 to	March 31,	ended
	March 31,	June 25,	March 31,	2007	March 31,
(Dollars in thousands, except share and per share data)	2008	2006(1)	2007(1)	(Unaudited)(2)	2006
Net profit in accordance with Dutch GAAP	$11,588	$3,598	$4,418	$8,016	$18,620
U.S. GAAP adjustments
— Goodwill amortization(b)	431	60	204	264	243
— Depreciation and amortization of fair value adjustments pushed down into Cascal N.V.(c)	67	—	(526)	(526)	—
— Business combinations(d)	(677)	—	353	353	—
— Tax effect of U.S. GAAP adjustments	28	—	(160)	(160)	—

Net profit in accordance with U.S. GAAP	$11,437	$3,658	$4,289	$7,947	$18,863

Net profit
Continuing operations	$10,035	$3,596	$4,060	$7,656	$15,871
Discontinued operations	1,402	62	229	291	2,992

Net profit in accordance with U.S. GAAP	$11,437	$3,658	$4,289	$7,947	$18,863

Net profit per share in accordance with U.S. GAAP basic and diluted method(3)	$0.49	$0.17	$0.20	$0.37	$(0.46)
Net profit per share—basic and diluted(3)
Continuing operations	$0.43	$0.17	$0.19	$0.36	$0.14
Discontinued operations	$0.06	—	$0.01	$0.01	$(0.32)

Net profit per share in accordance with U.S. GAAP basic and diluted method(3)	$0.49	$0.17	$0.20	$0.37	$(0.46)
Weighted average number of shares—basic and diluted(3)	23,329,982	21,849,343	21,849,343	21,849,343	21,849,343

(1)	The dual column presentation of our fiscal year 2007 results of operations under U.S. GAAP arises from the change in basis due to the Nuon transaction.

(2)	The aggregated results for the year ended March 31, 2007 is a non-GAAP measure representing an aggregation of our audited results for the period April 1, 2006 to June 25, 2006 prior to the acquisition by Biwater of Nuon’s 50% share in us, and our audited results for the period June 26, 2006 to March 31, 2007. See Note 26 “Summary of differences between accounting policies generally accepted in The Netherlands and in the United States of America” to our consolidated financial statements.

(3)	Basic and diluted net profit per share is computed by dividing the net profit applicable to common shares after deducting the premium on the redemption of preference shares of $25.9 million for the year ended March 31, 2006 by the weighted average number of common shares outstanding during the period. For comparative periods this assumes that the series of stock split and recapitalization transactions that effectively resulted in a 2,607-for-1 stock split occurred as of the beginning of the comparative periods presented and that there were 21,849,343 common shares outstanding during all of the comparative periods presented prior to our initial public offering.

Shareholders’ equity

	As of March 31,	As of March 31,
(Dollars in thousands, except per share data)	2008	2007
Shareholders’ equity in accordance with Dutch GAAP	$136,726	$38,552
U.S. GAAP adjustments
— Pensions(a)	13,140	3,399
— Goodwill amortization	1,787	1,339
— Fair value adjustments pushed down to Cascal N.V(c)	35,790	32,872
— Business combinations(d)	463	1,131
— Tax effect of U.S. GAAP differences	(12,509)	(9,953)

Shareholders’ equity in accordance with U.S. GAAP	$175,397	$67,340

A reconciliation of the numerator for the purposes of calculating net profit per share under U.S. GAAP is as follows:

				Aggregated
				for the
		For the periods		year ended
	Year ended	April 1, 2006 to	June 26, 2006 to	March 31,	Year ended
U.S. GAAP	March 31,	June 25,	March 31,	2007	March 31,
(Dollars in thousands)	2008	2006(1)	2007(1)	(Unaudited)(2)	2006
Net profit in accordance with U.S. GAAP	$11,437	$3,658	$4,289	$7,947	$18,863
Premium on redemption of preference shares	—	—	—	—	$(25,875)

Net profit (loss) attributable to common shareholders	$11,437	$3,658	$4,289	$7,947	$(7,012)

(1)	The dual column presentation of our fiscal year 2007 results of operations under U.S. GAAP arises from the change in basis due to the Nuon transaction.

(2)	The aggregated results for the year ended March 31, 2007 is a non-GAAP measure representing an aggregation of our audited results for the period April 1, 2006 to June 25, 2006 prior to the acquisition by Biwater of Nuon’s 50% share in us, and our audited results for the period June 26, 2006 to March 31, 2007. See Note 26 “Summary of differences between accounting policies generally accepted in The Netherlands and in the United States of America” to our consolidated financial statements.
(a) Pensions
We account for the costs of pensions under the rules set forth in Dutch GAAP.
On April 1, 2005, we adopted the new Dutch GAAP basis of accounting for pension costs, GAR 271, which follows the guidance set out in International Accounting Standards (IAS) 19 Employee Benefits. At the date of adoption, we recorded the unfunded pension benefit obligation, in accordance with the transition rules under Dutch GAAP, which do not require comparative periods to be restated for the effects of this change.
Under U.S. GAAP, we adopted SFAS No. 87 “Employers’ Accounting for Pensions,” as of April 1, 2004, the beginning of the first period for which the reconciliation between the Dutch GAAP and U.S. GAAP bases of reporting is presented. The transition rules permitted for foreign private issuers like us result in the unfunded pension benefit obligation, calculated in accordance with U.S. GAAP, being recognized as a liability on that date.
Under both Dutch GAAP and U.S. GAAP, defined benefit pension costs are determined on a systematic basis over the length of employee service. However, prior to April 1, 2005, the rules under Dutch GAAP were less prescriptive than U.S. GAAP in respect of the actuarial assumptions that must be used and the allocation of costs to accounting periods. Dutch GAAP previously permitted the annual pension cost to be calculated based upon contributions payable by the sponsoring employer into the fund. Furthermore, the actuarial valuation under U.S. GAAP had to be carried out on an annual basis, whereas a triennial valuation was required for Dutch GAAP purposes.
From April 1, 2005, the pension accounting rules for determining net periodic cost to be charged to the statement of income under Dutch GAAP are generally consistent with those that have been applied throughout the periods presented under U.S. GAAP. Both Dutch GAAP and U.S. GAAP now require each significant assumption to determine annual pension cost to be a best estimate with respect to that individual assumption. For example, the discount rate used should be that for ‘AA’ rated bonds with a similar maturity to the pension obligations, and the value of the plan’s assets should be based upon market values at each balance sheet date.

Under Dutch GAAP, we recorded a liability before deferred taxation in respect of our U.K. defined benefit pension plan of $15.0 million and $14.1 million as of March 31, 2007 and 2008 respectively. Under U.S. GAAP, we have calculated a pension liability of $11.0 million and $0.4 million as of March 31, 2007 and 2008 respectively, in respect of the same pension plan. Of the difference between Dutch GAAP and U.S. GAAP, defined pension liabilities of $4.0 million as of March 31, 2007 and $13.7 million as of March 31, 2008, $0.6 million and $0.5 million, respectively, have been recognized in U.S. GAAP financial statements on push down of fair values recognized in the Nuon transaction described in note (c) below. Our equity method investments in Indonesia and The Philippines each operates a defined benefit pension plan, the aggregate liabilities of which as of March 31, 2007 and 2008 were $0.2 million and $0.1 million, respectively, under Dutch GAAP. In accordance with U.S. GAAP, the pension costs of our U.K. defined benefit pension plan have been presented in accordance with the requirements of SFAS 87 and SFAS 132(R). See Note26(a) “Summary of differences between accounting policies generally accepted in The Netherlands and in the United States of America — Pensions” to our consolidated financial statements.
We estimate that the effect of a 0.5% increase or decrease in the discount rate on the net periodic pension expense for the year ended March 31, 2008 would be $0.5 million and $1.2 million, respectively and the effect of a 0.5% increase or decrease in the expected long term return on plan assets would be $0.5 million and $1.6 million, respectively. These assets are managed by professional investment managers. The primary objective is long term growth of assets in order to meet present and future obligations.
(b) Goodwill amortization
Under Dutch GAAP, goodwill is presumed to have a finite useful economic life of 20 years or less. Accordingly, goodwill arising upon an acquisition is amortized over 20 years for Dutch GAAP reporting purposes. The requirements of SFAS 142 specify that goodwill arising from business combinations is not subject to annual amortization for reporting under U.S. GAAP. For U.S. GAAP reporting purposes, goodwill arising upon an acquisition is “pushed down” into the books of the acquired business. Push-down accounting is not permitted under Dutch GAAP.
(c) Fair value adjustments pushed down into Cascal N.V.
For U.S. GAAP purposes, the acquisition by Biwater of the 50% of our shares previously owned by Nuon has been accounted for in accordance with SFAS No. 141, “Business Combinations” (“SFAS 141”) and Staff Accounting Bulletin (SAB) Topic 5-J, “Push Down Basis of Accounting Required in Certain Limited Circumstances,” with “push-down” accounting applied to the 50% of the assets not already owned by Biwater. As a result, we have undertaken a purchase price allocation exercise, which has resulted in changes to the values of certain assets and liabilities by an amount representing 50% of the difference between their fair value as of June 26, 2006 and their book value as of that date as required under U.S. GAAP. This “push-down” exercise is not permitted under Dutch GAAP. The total purchase price has been allocated to the tangible and intangible assets acquired and liabilities assumed based upon management’s estimates of fair values which include the findings set out in third party valuation reports on long-lived tangible and intangible assets.
(d) Business combinations
Partial acquisitions
Under Dutch GAAP, GAR 216, all assets and liabilities of a business acquired in a transaction in which less than 100% of a business’ equity are acquired (“partial acquisitions”) are recognized at fair value. Under U.S. GAAP, SFAS 141, “Business Combinations,” the portion of assets and liabilities attributable to minority interests in partial acquisitions are accounted for at book value. The acquisition of 87% of The China Water Company accordingly results in different values recognized as of the date of acquisition and subsequently in different depreciation and amortization charges between Dutch and U.S. GAAP.
Negative goodwill
Additionally, the acquisition of China Water has given rise under Dutch GAAP, GAR 216, to negative goodwill, which is recognized as a liability on the balance sheet and amortized over the average estimated useful life of assets to which the negative goodwill relates. No deferred tax is recorded in respect of negative goodwill. Under U.S. GAAP, SFAS 141 requires any excess of the fair value of assets and liabilities acquired over the purchase price to be allocated to certain noncurrent nonmonetary assets acquired; our accounting policy under U.S. GAAP is to allocate such amounts to assets on a relative fair value basis. The allocation of that excess gives rise to temporary differences for U.S. GAAP, on which deferred taxes are recorded. Also under SFAS 141 negative goodwill has arisen on the acquisition of Siza Water. Such negative goodwill did not arise under Dutch GAAP giving rise to differences in the value of tangible and intangible assets and associated depreciation and amortization charges between Dutch GAAP and U.S. GAAP.

Compensation arising on acquisition of subsidiary
Consideration payable to the former owners of the Pre-Heat business contingent on its post-acquisition results is partially dependent on the continued employment of those individuals. Under Dutch GAAP this element has been treated as consideration for the acquisition of the business and included in goodwill. Under U.S. GAAP guidance contained in EITF 95-8, “Accounting for contingent consideration paid to the shareholders of an acquired enterprise in a purchase business combination,” this element has been treated as compensation for the individuals and will be recognized over the two-year period of employment on which such payments partially depend.
(e) Differences in presentation
Equity method investments. Under Dutch GAAP, our share of joint venture net profits has been proportionally consolidated on a line-by-line basis in the statements of income and cash flows and on the balance sheet. Under U.S. GAAP, our share of joint venture net profits would be included within the single line item “Share of net profit of equity method investments.” Investments in joint ventures are classified in the single line item “Investment in equity method investments” on the balance sheet under U.S. GAAP. The difference in presentation has no effect on either net profit or shareholders’ equity for either period presented.
Other. In addition to the differences in accounting for our joint ventures, there are also differences between Dutch GAAP and U.S. GAAP relating to the presentation of our statement of cash flows, capital leases, discontinued operations and long-term borrowings. For a description of these differences, see Note 26(e) “Summary of differences between accounting policies generally accepted in The Netherlands and in the United States of America — (e) Differences of presentation” to our consolidated financial statements. Also, there are several line item differences between our Dutch GAAP and U.S. GAAP statements of income. Staff costs, loss/(profit) on disposal of intangible and tangible fixed assets, other operating charges and incremental offering-related costs in our Dutch GAAP statement of income are all included in the operations and maintenance line item within costs and expenses in our U.S. GAAP statement of income. Exchange rate results in our Dutch GAAP statement of income are included in other income/(expense) in our U.S. GAAP statement of income.
B. Liquidity and capital resources
From its formation through fiscal year 2008, Cascal N.V. has generated positive consolidated cash flows from operating activities, which have supported our ongoing development and capital investment programs. In general, net cash flows from operations are applied to capital expenditure projects locally and the payment of debt service on project-level financing facilities. Thereafter, free cash can be distributed in accordance with the terms of the concession, contracts and local regulations applicable to our subsidiaries and joint venture companies, to the extent not otherwise restricted by our credit arrangements. Although there are legal, contractual and economic restrictions on the ability of our project companies to transfer funds to us in the form of cash dividends, particularly with respect to our U.K. and Panama operations, we do not believe such restrictions will have a material adverse effect on our ability to meet our cash obligations, including our anticipated dividend.
Our long-term capital requirements will be influenced by our ability to identify, tender and secure new business opportunities in the coming years. With our experience of structuring the financing of new projects in such a way as to create the most appropriate balance between flexibility, currency matching, recourse and the overall cost of capital, we anticipate being able to fulfill such requirements for capital as and when they might arise.
On November 2, 2007, we entered into a $30 million credit facility with HSBC Bank Plc. Of this amount, (a) $20 million is a revolving loan facility intended for general corporate purposes, reducing less efficient existing group debt, repayment of a loan from The China Water Company Limited, repayment of an inter-company loan granted by Bournemouth & West Hampshire Water plc and for general working capital purposes, and (b) $10 million is a guarantee facility intended to be used to provide guarantees to replace existing ones, and to issue new or renewed guarantees on behalf of certain subsidiaries. The term of this facility comes to an end on March 31, 2010. Following the completion of our initial public offering in February 2008, the revolving loan facility bears interest at a rate based on one, two, three or six month U.S. Dollar LIBOR plus a margin that increases in multiple steps beginning from 0.80% per annum if the ratio of the Company’s and its subsidiaries’ net borrowings to EBITDA is less than 1:1 up to 1.75% per annum if that ratio is greater than 3.5:1. On June 12, 2008 we increased this revolving credit facility and amended certain of its terms. For further details see the paragraph below within this section beginning with the words “Since completing our initial public offering”.
For purposes of the determination of the margin, “net borrowings” means total borrowings less cash and cash equivalent investments and “EBITDA” means our total consolidated operating profit before taking into account net interest expense; tax; profits (or losses) attributable to minority interests in any member of our group; any share of the profit of any associated company or undertaking, except for dividends or other profit distributions (net of tax) received in cash by any member of our group; all extraordinary and exceptional items; and exchange rate gains (or losses) arising due to the retranslation of balance sheet items and mark-to-market adjustments on currency swaps; after excluding (to the extent included) any gains or losses on the disposal or revaluation of assets (other than in the ordinary course of trading); after adding any business interruption loss incurred which is covered by insurance and which is not added back to the total consolidated operating profit of our group in accordance with the applicable accounting principles; and after adding back all amounts provided for depreciation and amortization (including acquisition goodwill).
The unused commitment fee on the revolving loan facility is equal to the product of the applicable margin and 30% per annum. The borrowings are required to be repaid at the end of each interest period. The guarantee facility has a guarantee fee that is set at the same rate as the interest margin. The facilities are secured by, among other things, guarantees and indemnities from several of our subsidiary companies.
This credit facility contains a number of financial covenants (including maintenance tests) and operating covenants, including a restriction on incurring indebtedness. However, following completion of our initial public offering we do not believe the financial covenants will materially limit our ability to incur indebtedness or raise additional equity financing. This credit facility also requires written consent of HSBC Bank Plc for our acquisition of a new project where the total acquisition price (including debt of the acquired company) exceeds $40 million.
In addition, as we continue to expand our portfolio of water and wastewater projects, we will experience increased capital expenditure requirements along with a need to finance a larger overall amount of working capital.
In general, our operating cash flows are both stable and predictable based on the forward visibility of revenue produced by our rate-regulated water and wastewater projects combined with well-established and efficient processes for collecting payment in most of our operations. When evaluating new business opportunities, we take care to understand the working capital cycle and the operating cash flow requirements of the new businesses.
Since completing our initial public offering in February 2008 we have been able to accelerate the progression of our growth strategy in terms of the number of new projects and corporate acquisition opportunities that we are working on and their respective stages of completion. As a consequence, our requirement for further growth capital has presented itself several months earlier that we expected it to. To address this need on June 12, 2008, we entered into an amended and restated facility agreement with HSBC Bank Plc whereby our existing revolving credit facility with HSBC was increased from $30 million to $70 million. Of this amount, (a) $60 million is a revolving loan facility intended for financing acquisitions, for general corporate purposes and working capital and to pay transaction expenses, and (b) $10 million continues to be a guarantee facility intended to be used to provide guarantees to replace existing ones, and to issue new or renewed guarantees on behalf of certain subsidiaries. The revolving loan facility bears interest at a rate based on one, two, three or six month U.S. Dollar LIBOR plus a margin that increases in multiple steps and is calculated by establishing the ratio of net borrowings to EBITDA as follows:

Where the ratio of net borrowings to EBITDA for Cascal N.V is:		Margin (percent per annum)
(a)	More than 3.0:1	2.00
(b)	Between 2.5:1 and 3.0:1	1.75
(c)	Between 2.0:1 and 2.5:1	1.50
(d)	Less than 2.0:1	1.25
For purposes of the determination of the margin, “Net Borrowings” means total borrowings less cash and cash equivalent investments and “EBITDA” means our total consolidated operating profit before taking into account net interest expense; tax; profits (or losses) attributable to minority interests in any member of our group; any share of the profit of any associated company or undertaking, except for dividends or other profit distributions (net of tax) received in cash by any member of our group; all extraordinary and exceptional items; and exchange rate gains (or losses) arising due to the retranslation of balance sheet items and mark-to-market adjustments on currency swaps; after excluding (to the extent included) any gains or losses on the disposal or revaluation of assets (other than in the ordinary course of trading); after adding any business interruption loss incurred which is covered by insurance and which is not added back to the total consolidated operating profit of our group in accordance with the applicable accounting principles; and after adding back all amounts provided for depreciation and amortization (including acquisition goodwill). We drew down the full $40 million increase on June 18, 2008. We expect that our existing net cash balances will be sufficient to fund the expected growth and operations for the next several months. At the end of that period, we expect to require additional resources, which we intend to obtain through an efficient combination of cash flow from new projects, new equity funding and corporate debt.
As of March 31, 2007 and 2008, we had $54.7 million and $59.3 million of cash respectively. These balances included $5.2 million and $4.9 million respectively, of cash that was subject to restriction by agreement with our bankers, both in accordance with the operation of our borrowing facilities and to collateralize performance bonds and other guarantees given on our behalf. In addition, at March 31, 2007 we were holding $21.2 million of restricted cash in our China Water holding company for the benefit of former owners in that business; this amount relates to proceeds derived from the sale of an asset by China Water that was to be divested in connection with our purchase of the shares of China Water. These proceeds were received after our acquisition but prior to March 31, 2007. The proceeds of the sale of this asset were paid to the former owners in April 2007. These funds were primarily placed in short-term money market deposits with several well known, low-risk banks.
During fiscal year 2008 we distributed $4.0 million to shareholders compared with $94.4 million during fiscal year 2007. During fiscal year 2008 our subsidiaries distributed $0.5 million to the holders of minority interests in their issued share capital. Of the amount distributed in fiscal year 2007, $87.0 million was paid to our shareholders on June 26, 2006, which amount was funded by £38.0 million ($69.7 million) of additional borrowings together with $17.3 million from existing cash resources. On June 30, 2006 and December 14, 2006, $13.7 million and $0.6 million, respectively, were paid to Biwater as consideration for the company that owns the shares of Aguas de Panama, SA. Of this amount, $0.3 million was a deemed distribution. On November 15, 2006, a total consideration of $25.1 million of cash was paid for the shares of The China Water Company Limited. On September 22, 2006, we advanced $8 million to Biwater in anticipation of paying a dividend based on our fiscal year 2006 results. Biwater returned $2.4 million to us on November 9, 2006 and we declared a dividend in the amount of $5.6 million prior to the end of our fiscal year 2007, which was settled by offset against the balance of the advance.

The following table summarizes our cash flows for our fiscal years 2006, 2007 and 2008:

	Year	Year	Year
	ended	ended	ended
	March 31,	March 31,	March 31,
Dutch GAAP	2008	2007	2006
Cash flow from (used in) operating activities	$48.1 million	$30.5 million	$25.1 million
Cash flow from (used in) investing activities	(30.2) million	(52.9) million	(2.5) million
Cash flow from (used in) financing activities	7.9 million	(20.5) million	9.7 million

Operating activities
Operating cash flow increased by $17.6 million during fiscal year 2008 relative to fiscal year 2007, primarily due to a higher operating profit, increased depreciation and amortization expense, favorable overall working capital movements, increased third party contributions to capital expenditure and lower net foreign exchange losses offset in part by higher tax payments. The favorable movements in working capital arose mainly from reduced levels of other debtors (inclusive of deferred costs relating to our initial public offering) offset in part by increased trade debtors and lower accrued liabilities.
Operating cash flow increased by $5.4 million during fiscal year 2007 relative to fiscal year 2006, primarily due to a higher operating profit and favorable working capital movements, offset in part by higher net interest payments. The favorable movements in working capital arose mainly from higher levels of trade payables and accrued expenses that were partly offset by increased levels of other debtors (inclusive of deferred costs relating to our initial public offering).
Investing activities
Cash flow used in investing activities decreased by $22.7 million during fiscal year 2008 relative to fiscal year 2007. This increase was primarily attributable to the purchase consideration, net of cash acquired, that we paid to acquire our interests in Aquas de Panama S.A. ($10.4 million), China Water ($10.9 million) and Pre-Heat Limited ($5.4 million) in fiscal year 2007 offset in part by higher capital expenditure. Capital expenditure, net of disposal proceeds increased by $4.5 million in fiscal year 2008 relative to fiscal year 2007. The largest capital expenditures during fiscal year 2007 were made by our project companies in the United Kingdom ($23.3 million) and South Africa ($6.4 million).
Cash flow used in investing activities increased by $50.4 million during fiscal year 2007 relative to fiscal year 2006. This increase was primarily attributable to purchase consideration, net of cash acquired, for Aquas de Panama S.A. ($10.4 million), China Water ($10.9 million) and Pre-Heat Limited ($5.4 million) in fiscal year 2007 and the $17.7 million net cash proceeds received in 2006 from the sale of Belize Water Services. Net capital expenditures also increased by $4.7 million in fiscal year 2007 relative to fiscal year 2006. The largest capital expenditures during fiscal year 2007 were made by our project companies in the United Kingdom ($24.1 million) and South Africa ($2.8 million).
Financing activities
Net cash from financing activities increased by $28.4 million during fiscal year 2008 relative to fiscal year 2007, due primarily to $16.8 million of new borrowings and $3.3 million of proceeds of issuing shares to minority interests in China Water in fiscal year 2008. In fiscal year 2008 we also repaid $7.7 million of bank overdrafts and distributed $4.0 million to our shareholder. In fiscal year 2007, we took on new borrowings amounting to $70.8 million and returned $87.0 million to our shareholders in June 2006 in order to facilitate Biwater’s acquisition of our shares previously owned by Nuon, followed by a further distribution to Biwater of $5.6 million.
Net cash from financing activities decreased by $30.2 million during fiscal year 2007 relative to fiscal year 2006, due primarily to the net cash of $17.3 million ($87.0 million distribution less $69.7 million of new loans) returned to shareholders in June 2006 in order to facilitate Biwater’s acquisition of our shares previously owned by Nuon, together with a further distribution to Biwater of $5.9 million. Cash flows from financing activities in fiscal year 2006 were $9.7 million, primarily due to the refinancing of our U.K. project company’s preference shares.
Capital expenditures
Our capital expenditures take one of two principal forms. First, we make direct investments in the underground infrastructure and aboveground treatment and pumping facilities upon which our existing businesses rely in order to deliver their services to the end-users. Second, we make equity investments in new concessions and contracts, either as a result of a corporate acquisition or a successful competitive bid. In our statement of cash flows, our total capital expenditure includes our investment in tangible fixed assets, our investment in intangible fixed assets and our restricted cash balances.
We anticipate our investment in tangible fixed assets increasing in future years in line with commitments under our existing concession and contract terms and as a result of our plans to grow our business through the addition of new concessions and contracts to the present portfolio. Our U.K. subsidiary has presented a capital investment plan to the regulator which calls for approximately £10 million ($19.6 million) of total investment in tangible fixed assets each year until fiscal year 2010. The South African business expects an average annual investment in tangible fixed assets of approximately Rand 34 million ($5.5 million) until fiscal year 2010, of which over 75% will be funded by grants. Our Indonesian joint venture expects to invest an average of Rupiah 40-50 billion ($3.9-4.8 million) each year during the same period. The other businesses in our portfolio have only very modest capital expenditure plans for the coming years.
Our subsidiaries in the United Kingdom, Chile and South Africa receive contributions to capital expenditure from municipalities and private developers which take the form of either cash or assets in return for which the subsidiary concerned takes on an obligation to provide water and wastewater services to customers in future years. In our Dutch GAAP consolidated financial statements these contributions receivable are reported as deferred revenue under “provisions & deferred revenue” on our balance sheet.
Total investment in tangible fixed assets for fiscal year 2008 was $34.4 million. Our total investment in tangible fixed assets related to continuing operations for our most recent three fiscal years were as follows:

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Dutch GAAP	2008	2007	2006
Total investment in tangible fixed assets(1)	$34.4 million	$29.1 million	$25.4 million

Contributions receivable(2)	12.8 million	5.5 million	3.8 million

Total investment in tangible fixed assets, net	21.6 million	23.6 million	21.6 million

(1)	Before deduction of any relevant contributions from third parties.

(2)	Contributions to capital expenditure received in the form of cash or assets.
Related party transactions
We have relationships with our majority shareholder, Biwater. For a description of the related party transactions, see Item 7 “Major Shareholders and Related Party Transactions” and Note 25 “Related party transactions” to our consolidated financial statements.
Credit arrangements and loan facilities
The following sets out the key terms of our more significant credit arrangements and loan facilities; as of our most recent covenant compliance reporting dates, we were in compliance with all material covenants contained in these credit arrangements and loan facilities:
The Netherlands
On November 2, 2007, the Company entered into a $30 million credit facility with HSBC Bank Plc. Of this amount, $20 million is a revolving loan facility intended for general corporate purposes, reducing less efficient existing group debt, repayment of a loan from The China Water Company Limited, repayment of an inter-company loan granted by Bournemouth & West Hampshire Water plc and for general working capital purposes, together with a $10 million guarantee facility intended to be used to provide guarantees to replace existing ones, and to issue new or renewed guarantees on behalf of certain subsidiaries. The term of this facility comes to an end on March 31, 2010. Following the completion of our initial public offering in February 2008, the revolving loan facility bears interest at a rate based on one, two, three or six month U.S. Dollar LIBOR plus a margin that increases in multiple steps beginning from 0.80% per annum if the ratio of the Company’s and its subsidiaries’ net borrowings to EBITDA is less than 1:1 up to 1.75% per annum if that ratio is greater than 3.5:1. As at March 31, 2008 we had drawn down $16.5 million of the $20 million available under the revolving loan facility. The balance of $3.5 million was drawn down by us on April 18, 2008. On June 12, 2008 we increased this revolving credit facility and amended certain of its terms. For further details see Item 5 “Operating and Financial Review and Prospects — Liquidity and capital resources”.

United Kingdom
In April 2005, our U.K. project company entered into a loan arrangement under which it borrowed £65 million ($124.4 million) under an aggregate £500 million facility provided by Artesian Finance II plc (Artesian), a listed entity established by The Royal Bank of Scotland to provide financing for U.K. water companies. Principal and interest payments are multiplied by an index based on inflation. Therefore, the principal amount of the facility will increase over the life of the loan. As of March 31, 2008 the outstanding balance of the loan was £71.6 million ($142.3 million). The rest of the Artesian facility is available to other U.K. water companies, but we are only responsible for the repayment of amounts associated with our borrowings and not the borrowings of the other participating water companies. To finance its lending to U.K. water companies, Artesian issues long-dated bonds in an aggregate principal amount equal to 1.061 times the principal amount of borrowings under the facility, and Financial Security Assurance (UK) Ltd. guarantees the payment of the scheduled capital and interest on the Artesian bonds. Our borrowings under this facility bear interest at a rate of 3.084% per year, payable on March 31 and September 30 of each year. One hundred percent of the principal amount of our borrowings is due on September 30, 2033. This loan by Artesian, and other loans to our U.K. subsidiary, are guaranteed and secured pursuant to a security trust and intercreditor deed, which provides a security interest in the entire property, assets, rights and undertakings of our U.K. project company to the extent permitted by the Water Industry Act 1991 and our license. The agent bank for the Artesian facility is The Royal Bank of Scotland.
In June 2006, our U.K. project company and our U.K. management services subsidiary each entered into a term loan facility with The Royal Bank of Scotland under which the entities borrowed £28 million ($51.4 million) for an original term of three years and £10 million ($18.3 million) for an original term of two years, respectively. Interest was to be charged at a rate based on one, two, three or six month LIBOR plus a margin of 1.5% in the first year, 2.0% in the second year and 2.5% in the third year of the agreement under the £28.0 million loan plus a margin of 2% for the first nine months, 2.75% for the next nine months and 3.5% for the last six months under the £10 million loan. The borrowing by our U.K. project company was secured by the assets of that entity and was subordinated to the Artesian financing described above. The borrowing by our U.K management services company was unsecured. The proceeds of these two loans were then lent to Cascal B.V., which in turn used these funds to make part of the share premium distribution used to facilitate Biwater’s acquisition of Nuon’s 50% interest in Cascal B.V. on June 26, 2006. The original £28 million loan received Ofwat approval only for a twelve-month period from the date of draw down, and was retired in June 2007 and refinanced by a £28.0 million ($56.1 million) loan borrowed by our U.K. management services subsidiary on the same terms and conditions as its original £10.0 million loan. Both of these loans were repaid using proceeds from our initial public offering.
South Africa
On August 10, 2000, our Nelspruit project company entered into a loan agreement with Development Bank of Southern Africa under which it borrowed Rand 71.4 million ($11.5 million) under two term loans, the proceeds of which are to be used to finance infrastructure development over a period of twenty years. The loans bear interest at a fixed rate of 13.08% and the interest is payable quarterly in arrears. The initial loan, which is in a principal amount of Rand 48.5 million ($7.4 million), is repayable in sixty consecutive quarterly installments of equal amounts that commenced on December 31, 2005. The final payment is due on September 30, 2020. The additional loan, which is in a principal amount of approximately Rand 22.9 million ($3.7 million), is also repayable in sixty consecutive quarterly installments of equal amounts commencing on December 31, 2005 with the final payment also due on September 30, 2020. The aggregate amount outstanding on these loans at March 31, 2008 was Rand 59.7 million ($7.3 million).
The loans are secured through the issue of “A” preference shares of our Nelspruit project company to the security trustee of the Development Bank of South Africa loan facility. According to the shareholders’ agreement, the holder of the “A” preference shares shall be entitled to all of the surplus assets of our Nelspruit project company in priority to any payment in respect of any of its other shares, only to the extent due to the holder under the facility agreement and subject to its terms, in the event of a winding-up or liquidation of the company.
Siza Water, which we acquired on May 3, 2007 has a bank loan outstanding in the amount of Rand 17.7 million ($2.2 million) at March 31, 2008. The loan bears interest at a fixed rate of 12.61% per annum. Quarterly capital repayments of Rand 0.7 million ($0.1 million) commenced on February 6, 2008 and end on November 6, 2017. The loan is secured by a bank guarantee.
Panama
In April 2003, our Panamanian project company entered into a loan agreement with International Finance Corporation, a member of the World Bank, under which it borrowed an aggregate of $16 million under a $6 million term loan and a $10 million term loan. The proceeds of these loans were used to refinance shareholder bridge financing used to finance the construction of a bulk water supply facility in Panama. The term loans bear interest at a rate based on one, two, three or six month LIBOR plus a margin of 4.0% and 3.75%, respectively. The principal of the $6 million loan is repayable in 19 semi-annual payments ranging from $250,000 to $389,000, with the final principal payment scheduled to be paid on October 15, 2012. The principal of the $10 million loan is repayable in 15 semi-annual payments ranging from $410,000 to $810,000, with the final principal payment scheduled to be paid on October 15, 2010. As of March 31, 2008, the aggregate amount outstanding on these loans was $8.6 million.
The loans are secured by, among other things, an assignment by our Panamanian project company of its right, title and interest in its assets, a hypothecation of the concession agreement between the project company and IDAAN, a pledge of the shares of the project company by Cascal Investment Limited, and a mortgage on the bulk water supply facility. The loans are currently guaranteed by Biwater; Cascal intends to become the guarantor, subject to the approval of the lender.
Other credit arrangements
Many of our project companies also are a party to various credit arrangements and loan facilities with local lenders in those jurisdictions. For a description of our long term liabilities, see Note 14 “Long term liabilities” to our consolidated financial statements.
C. Research and development. Patents and licenses etc.
We have not undertaken research and development activities for the periods presented and owns no patents or licenses.
D. Trend information
Significant trends are discussed in Item 5 “Operating and Financial Review and Prospects - Operating results”.
E. Off-balance sheet arrangements
We do not currently have any off-balance sheet transactions or investments in special-purpose entities whose purpose is to facilitate off-balance sheet transactions.
Under the terms of some of our bidding processes, agreements with our clients and loan agreements, we provide financial guarantees, usually in the form of bank guarantees, or deposits to ensure our performance of certain obligations. See Note 17 “Contingent liabilities and commitments” to our consolidated financial statements for a more detailed description of these guarantees, including the duration and maximum potential payments arising under these arrangements.
We have also caused letters of credit to be issued in the amount of £8.6 million ($17.1 million) as at March 31, 2008 in favor of the trustees of the Water Company Section of our U.K. defined benefit pension plan. Under an agreement entered into with Biwater and the trustees, we may need to increase further the amount of the letter of credit to cover any increase in the plan-specific deficit of the Water Company Section determined as of our initial public offering, up to a maximum amount of £10.0 million ($19.9 million).
F. Tabular disclosure of contractual obligations
The following table sets forth our current ongoing contractual obligations and commercial commitments as of March 31, 2008:

	Payment due by period
Dutch GAAP		Fiscal year	Fiscal year	Fiscal year	Fiscal year	Fiscal year	After fiscal
(Dollars in thousands)	Total	2009	2010	2011	2012	2013	year 2013
Long-term debt(1)	$186,432	$5,387	$21,100	$5,048	$3,423	$3,526	$147,948
Capital lease (finance lease) obligations	10,545	1,400	1,193	1,260	1,208	1,244	4,240
Interest on long-term debt and capital leases(2)	137,571	8,152	7,673	6,726	6,300	6,141	102,579

Total long-term debt and capital lease obligations	334,548	14,939	29,966	13,034	10,931	10,911	254,767
Operating lease obligations	5,022	722	670	293	225	215	2,897
Pension obligations(3)	26,676	2,964	2,964	2,964	2,964	2,964	11,856

Total contractual obligations	$366,246	$18,625	$33,600	$16,291	$14,120	$14,090	$269,520

(1)	Long-term debt includes £71.6 million ($142.3 million) relating to a loan from Artesian Finance plc as described in Note 14 “Long term liabilities” to our consolidated financial statements. This loan is due for payment on September 30, 2033. The principal amount of the loan increases by the U.K. Retail Price Index (RPI) each year. In the financial statements the indexed principal as of March 31, 2008 is the recorded liability and is included in the contractual obligations table. The estimated final value of payment in 2033 is $295.6 million, assuming the RPI continues to increase each year at the same level reported for fiscal year 2008. Long-term debt also includes $16.5 million drawn down under our $20 million revolving loan facility with HSBC. The balance of $3.5 million available at March 31, 2008 under this facility was drawn down in April 2008. The facility terminates on March 31, 2010.

(2)	Interest is calculated on fixed interest rates where these are indicated by the financing agreement. Where rates are variable based on an index or base rate such as LIBOR interest is calculated assuming the index or base rate remains at the level as of March 31, 2008 during the life of the financing agreement.

(3)	The pension obligations are based upon current contributions and contributions designed to address our U.K. defined benefit plan deficit. After fiscal year 2012, pension obligations includes current contributions and contributions designed to address our U.K. defined benefit plan deficit for only an additional 5-year period. The plan actuary may recommend to the plan trustees amended contribution rates at the next triennial review scheduled for March 31, 2008. The plan trustees and Cascal will then agree on amendments to the contribution rates.
We have contractual obligations to make future payments on debt and lease agreements. Additionally, in the normal course of business, we enter into contractual arrangements where we commit to future purchases of services from unaffiliated and related parties. In addition, we have entered into long-term contracts with electricity suppliers; however, these contracts are not take-or-pay arrangements and can be terminated and are therefore not reflected in this table.
Long-term debt includes the total amount outstanding under long term financing arrangements and is more fully discussed in Note 14 “Long term liabilities” to our consolidated financial statements.
Capital lease obligations include the amounts owed to third parties in connection with facilities, equipment and machinery acquired under capital leases. Operating lease obligations are more fully discussed in Note 17 “Contingent liabilities and commitments” to our consolidated financial statements.
G. Safe Harbor
All information that is not historical in nature and is disclosed under this Item 5 “Operating and Financial Review and Prospects” is deemed to be a forward-looking statement. See “Forward-looking statements”.

Item 6. Directors, Senior Management and Employees
A. Directors and senior management
The following table sets forth information for the current executive and non-executive directors and executive officers of Cascal N.V. The address for our directors and executive officers is c/o Cascal N.V., Biwater House, Station Approach, Dorking, Surrey RH4 1TZ, U.K.

			Director	Expiration
Name	Age	Position	since	of director term

Larry Magor	53	Director, Chairman	April 2000	2008
Stephane Richer	50	Chief Executive Officer and Director	May 2002	2010
Steve Hollinshead	47	Chief Financial Officer	—
Jonathan Lamb	40	General Counsel & Company Secretary	—
Brian Winfield	57	Chief Growth Officer	—
Charles Auster	56	Non-executive Director	January 2008	2009
Willy Biewinga	55	Non-executive Director	January 2008	2010
Mitchell Sonkin	55	Non-executive Director	January 2008	2009
Michael Wager	56	Non-executive Director	January 2008	2008

Larry Magor, Director and Chairman. Mr. Magor is an Executive Director of Biwater and has been a member of the Cascal Supervisory Board since its formation in 2000. Mr. Magor was the Chief Executive of Biwater from 2002 to 2006 and the Finance Director for Biwater from 1998 to 2002. Mr. Magor was the Finance Director of Biwater Industries, a manufacturing subsidiary of Biwater from 1995 to 1998. Prior to joining Biwater, Mr. Magor was the Financial Controller of Corah Plc from 1992 to 1994, a fabric and garment manufacturer, and from 1990 to 1992 the Finance Director of Burlington International Group Plc, a footwear manufacturer. From 1979 to 1990, Mr. Magor served in various divisions of Courtaulds, the large textile group, holding the position of Financial Director of its Aristoc division from 1987 to 1990. Mr. Magor is a Fellow of the U.K. Institute of Chartered Management Accountants (FCMA).
Stephane Richer, Chief Executive Officer and Director. Mr. Richer has been our Chief Executive Officer since May 2002. From 1999 to 2002, Mr. Richer was Vice President—Operations for Veolia Water, a major international water company, and a member of its International Executive Committee and its Tender Review Committee. From 1996 to 1999, Mr. Richer was Managing Director of United Water International, a joint venture company of Veolia Water and Thames Water in Adelaide, Australia, established to deliver the largest outsourcing contract in Asia-Pacific. From 1992 to 1995, Mr. Richer was Group Operations Manager for Three Valleys Water, Veolia’s largest U.K. water only company. Mr. Richer was Managing Director of Compagnie des Eaux de la Banlieue du Havre, one of Veolia’s subsidiaries from 1989 to 1992. Mr. Richer is an engineer and holds a Ph.D. from Ecole Nationale des Ponts et Chaussées (Paris, France).
Steve Hollinshead, Chief Financial Officer. Mr. Hollinshead has been our Chief Financial Officer since February 2006. From 2003 to 2005, Mr. Hollinshead served with the SGB Group, a wholly owned subsidiary of Harsco Corporation, initially as Regional Finance Director and subsequently as Divisional Finance Director. From 2000 to 2002 Mr. Hollinshead was Chief Financial Officer for Wijsmuller Group, a marine services company that was subsequently acquired by AP Moller Group. Mr. Hollinshead was the Finance Director for the Marine Division of Ocean Group from 1998 to 2000. From 1983 to 1998, Mr. Hollinshead served with Coopers & Lybrand (now part of PricewaterhouseCoopers), including two years in its New Jersey practice. Mr. Hollinshead is a Fellow of the Institute of Chartered Accountants in England and Wales.
Jonathan Lamb, General Counsel & Company Secretary. Mr. Lamb has been our General Counsel and Company Secretary since May 2008. Mr. Lamb joined us from Antilles UK, an asset management company where he performed the same role. Prior to, from 2002-2006 Mr. Lamb was the General Counsel & Company Secretary of Amarin Corporation plc a technology company listed on NASDAQ, AIM and ILEX. From 2000-2002 Mr. Lamb was at Shire Pharmaceuticals Group plc, where he served in Shire’s legal division. Prior to his position in Shire, Mr. Lamb was a partner at Gosschalks, an English firm of solicitors, where he specialized in corporate and business law. Mr. Lamb is a qualified solicitor and is a member of the England & Wales Law Society.
Brian Winfield, Chief Growth Officer. Dr. Winfield has been our Chief Growth Officer since 2005. From 1997 to 2005, Dr. Winfield was a Director of Biwater Plc responsible for Biwater’s design and construction subsidiaries in Asia and Africa. Dr. Winfield was the Business Development Director for Biwater Supply Limited, a Biwater subsidiary, from 1992 to 1997 and from 1985 to 1992 was a Director of Biwater International, also a Biwater subsidiary. Both of these companies were involved in international water contracting and international water privatization. Dr. Winfield is a Fellow of the U.K. Chartered Institution of Water and Environmental Management.
Charles Auster. Mr. Auster is currently Managing Partner of Auster Capital Partners, a private equity firm specializing in investments in middle market enterprises. Mr. Auster sits on the board of a number of companies, and is currently Chairman of the Board of Globalpack (Global Packaging Corporation N.V.) and a Senior Advisor to Yorkville Advisors, LLC. From 2001 through 2007 Mr. Auster was a partner of One Equity Partners, the private equity arm of JP Morgan Chase, which manages $5 billion of capital for direct investments in corporate transactions and leveraged buyouts. Prior to joining OEP, from 2000 to 2001, Mr. Auster was President and Chief Executive Officer and a member of the Board of Directors of NASDAQ-listed Infocrossing Inc., a provider of IT outsourcing services. He was a founder, and from 1997 to 2000 was formerly the Executive Vice President and Chief Operating Officer and a member of the board of directors, of NASDAQ-listed IXnet, Ltd., a network provider of communication services offering an international voice, data and IP extranet for the financial services community. From 1995 to 1997, Mr. Auster was President and Chief Executive Officer and a member of the board of directors of Voyager Networks, Inc., a New York based Internet, server-hosting and data-networking company. From 1997 to 1999 Mr. Auster was Executive Vice President and a member of the Board of Directors of AmeriTrade, Inc. an international trade and investment banking firm that helps U.S. companies structure, finance and manage overseas transactions. Currently, Mr. Auster serves as Co-Chairman of the Board of Trustees of L’Enfant Trust in Washington, D.C., is a member of the Boards of Vercuity Corp. and is the Chair of the Curriculum Committee of the Advisory Board of the Entrepreneurial Leadership Center at Tufts University. Mr. Auster graduated from Tufts University with Highest Honors in Economics and holds a J.D. with Honors from the George Washington University, National Law Center.
Willy A. Biewinga. From 1986 to 2005, Mr. Biewinga was a partner of Deloitte & Touche in its Amsterdam office, where he provided auditing and consulting services for enterprises in the trade, industry and the financial services sector. He has been a member of the Dutch Executive Board of Deloitte & Touche since 1994 and was its Chairman from 2001 to 2005. From 2002 to 2005, Mr. Biewinga was a member of the Management Committee of Deloitte China. From 1998 to 2005, he was a member of the Global Executive Group of Deloitte Touche Tohmatsu. From 2000 to 2004, he was a member of the Board of Directors of Deloitte & Touche CIS. From 1992 to 1994, Mr. Biewinga was the Office Managing Partner of the Amsterdam Office of Deloitte & Touche. He was a member of the Executive Committee of the Employers’ Association VNO/NCW from 2002 until 2005. He is a member of the Board of Trustees of the graduate and post-graduate Accountancy Studies program at the Free University of Amsterdam in the Netherlands. Mr. Biewinga completed Postgraduate Accountancy Studies in 1979. He received a Master Degree in Business Economics from the University of Groningen.
Mitchell Sonkin. Since 2004, Mr. Sonkin has been a managing director and vice president of MBIA Inc., a leading financial guarantor and provider of specialized financial services, as well as the head of its Insured Portfolio Management unit. He is also a member of the Board of MBIA Insurance Corporation and Capital Markets Assurance Corporation. Before joining MBIA, Mr. Sonkin was a senior partner at the international law firm King & Spalding in its New York office, where he was co-chair of King & Spalding’s Financial Restructuring Group and a member of the firm’s Policy Committee. From 1990 to 2001, he was senior partner and co-chair of the Financial Restructuring Department at the law firm of Cadwalader, Wickersham & Taft in its New York office. Mr. Sonkin is a cum laude graduate of the Temple University College of Liberal Arts, where he earned a bachelor’s degree in Political Science and currently serves as the chairman of the Board of Visitors. He received a J.D. from the Syracuse University College of Law, where he is a member of the Board of Advisors.
Michael Wager. Since 2005, Mr. Wager has been a lawyer with Squire, Sanders & Dempsey L.L.P., based in the firm’s Cleveland and New York offices. He is also the Chairman of the board of the Cleveland-Cuyahoga County Port Authority. From 2000 to 2005, Mr. Wager served as the chairman of JRM Group LLC, a Cleveland-based private equity firm. From 1981 through 2000, Mr. Wager was engaged in the private practice of law with law firms based in New York and Cleveland. He received a J.D. from New York University School of Law, an M.A. from Columbia University and a B.A. from the American University.
In May 2008 Mr. David Sayers our former Chief Commercial Officer and Company Secretary left Cascal N.V. to become Finance Director of our U.K subsidiary, Bournemouth & West Hampshire Water Plc.
There is no family relationship between any director or executive officer and any other director or executive officer.

B. Compensation
Our director who serves as chief executive officer does not receive compensation for his service as member of our board of directors. Directors who are not officers or employees receive $80,000 per annum. Each of these directors may elect to apply up to 25% of his annual director’s fee to the purchase of our shares based on the then-current market price. A travel allowance is payable and calculated by reference to the duration of travel necessary to attend board or committee meetings. Where Cascal business and travel requirements during a year exceed 17 days, the travel allowance per trip is $3,000 per trip of between 3-12 hours of air travel and $7,500 per trip for trips in excess of 12 hours of air travel.
For the year ended March 31, 2008, all of our directors and senior management as a group received total compensation of U.S
$1.9 million.
There are no sums set aside or accrued by us for pension, retirement or similar benefits although we do make contributions to certain of our employees’ and officers’ pensions during the term of their employment with us.
The annual compensation paid to the members of our Board of Directors for services in all capacities during the year ended March 31, 2008 was as follows.

Name	Salary and/or fees	Pension Contributions	Performance related compensation (2)	Number of stock options granted

Larry Magor(1)	$13,333	—	—	—
Stephane Richer	$563,514	$44,779	$441,125	—
Charles Auster(1)	$13,333	—	—	—
Willy Biewinga	$13,333	—	—	—
Mitchell Sonkin(1)	$13,333	—	—	—
Michael Wager(1)	$13,333	—	—	—

Total	$630,179	$44,779	$441,125	—

(1)	Fees taken in the form of common shares in the Company.

(2)	Performance related compensation relates to compensation paid on the completion of our initial public offering and a discretionary bonus paid in relation to the Company’s performance in the year ended March 31, 2007.
2008 Long Term Incentive Plan
Prior to the listing of our shares, our board of directors and shareholder adopted the 2008 Long Term Incentive Plan (“2008 LTIP”). The purpose of the 2008 LTIP is to provide market-competitive levels of remuneration, to recruit and retain qualified employees and to align the interests of executives with the interests of shareholders over a long term period. The 2008 LTIP becomes effective for eligible employees from the beginning of our fiscal year 2009 and no compensation was paid in the year ended March 31, 2008 under this plan.
The 2008 LTIP provides for the grant to our employees of bonus awards (“Awards”), a certain percentage of which will be payable annually depending on the achievement of performance-based criteria. Annual payments of the applicable percentage of an Award will be payable in cash, subject to tax and social security withholdings as required, with each participant having the option to use up to 25% of any bonus payable to purchase our shares at the then-current market price. The shareholder has authorized up to 120,000 shares to be issued under this plan; under Dutch law, shareholder approval is not required for the issuance of equity compensation to persons other than our directors.
Eligibility: All Cascal employees are eligible to receive Awards under the 2008 LTIP; however, at the outset of the 2008 LTIP, only our senior executives will be granted Awards.
Administration of the 2008 LTIP: Our board of directors will administer our 2008 LTIP. No grants have yet been made under the 2008 LTIP.
Our board of directors has the right to amend the terms and conditions of the 2008 LTIP, subject to shareholder approval where changes are material, or terminate the 2008 LTIP at any time.

In the event of a recapitalization of the capital stock of Cascal N.V., our board of directors will adjust the terms of an Award, to provide for, as far as possible, equivalent terms.
Structure of the Bonus Awards: Awards will be determined by reference to a fixed percentage of an eligible employee’s base salary at the date of the Award, which other than in exceptional circumstances will not exceed 100% of salary each year.
Timing of Grant and Performance Period of Awards: Our board of directors may grant Awards under the 2008 LTIP on an annual basis advised by and at the recommendation or proposal of the Nomination and Compensation Committee. The first Awards under the 2008 LTIP were made in June 2008 and shall be payable following the end of our fiscal years 2009, 2010 and 2011 based on performance benchmarks relating to fiscal year 2008. Awards are subject to such three-year performance period (“Performance Period”).
Two performance Elements will apply to awards under the 2008 LTIP.
The first Element is the absolute appreciation in Cascal N.V.’s share price over the Performance Period. Seventy-five percent (75%) of any Award will be conditioned on the level of achievement with respect to such share price appreciation Element. Share price appreciation will be calculated by reference to growth from the end of fiscal year 2008 to the end of each of fiscal years 2009, 2010 and 2011.
The second Element is the growth in earnings per share over the Performance Period. Twenty-five percent (25%) of any Award will be conditioned on the level of achievement with respect to such earnings per share Element. Earnings per share will be determined under Dutch GAAP and will be calculated by reference to growth in the period between the end of fiscal year 2008, on a pro-forma basis as determined by our board of directors and the end of each of fiscal years 2009, 2010 and 2011.
Performance Criteria: The degree to which any amount under an Award is paid is conditional upon the satisfaction of performance elements (each an “Element”), which will be determined by our board of directors at the beginning of the Performance Period.
Calculation and Form of Annual Payment under Awards: Depending upon the level of achievement of each of the performance Elements, each recipient of a Award will receive a payment amount up to:
(i)	a maximum of 25% of each Element after 12 months from the commencement of the Performance Period,

(ii)	a maximum of 25% of each Element after 24 months from the commencement of the Performance Period, and

(iii)	a maximum of 50% of each Element after 36 months from the commencement of the Performance Period.
Cumulative Re-Test Opportunity: If a participant receives less than the maximum annual payment available under the executive’s Award for a particular Element in a particular year, the participant will have an opportunity to receive the amount of any shortfall in subsequent years within the Performance Period based on the level of achievement in those subsequent years.
Transferability of Awards: Unless our board of directors determines otherwise, our 2008 LTIP does not allow for the transfer of awards other than by will or by the laws of descent and distribution, and only the participant may make an election during his or her lifetime.
Pro Rata Payments in Connection with a Termination Event: If a participant’s employment ceases due to a Termination Event (as described below) during the Performance Period, the participant shall receive only a pro rata payment of the amount that would have been payable with regard to the Award at the end of the annual period in which the Termination Event occurs had the participant’s employment not ceased. Such pro rata payment shall be made only with regard to the annual period in which the Termination Event occurred and not with respect to any further annual periods remaining within the Performance Period.
Any such pro rata payment of a bonus will be paid, in the normal course, after the year end and in cash only. Our board of directors may in its discretion determine to make any such pro rata payment earlier subject to its assessment of the extent to which the Elements have been satisfied.

For the purposes of the 2008 LTIP, a Termination Event is defined as:
•	injury or disability (evidenced to the satisfaction of our board of directors);

•	death;

•	redundancy (within the meaning of the U.K. Employment Rights Act 1996 or any equivalent legislation in relevant jurisdiction);

•	retirement at contractual retirement age including late retirement;

•	actual retirement before the participant’s contractual normal retirement age with the consent of the company that employs the participant;

•	the company with which the participant holds office or employment by virtue of which he is eligible to participate in the 2008 LTIP ceasing to be a member of the Cascal group;

•	transfer to a Biwater company; or

•	any other reason which our board of directors considers reasonable.
If the employment of a participant terminates or is terminated for any reason other than a Termination Event (e.g. dismissal or resignation), then the participant’s Awards will terminate and shall not be payable for the annual period in which the termination occurs or any future year remaining within the Performance Period unless otherwise determined by our board of directors.
Adjustments upon Merger or Change in Control: If a general offer is made to acquire the whole or part of the issued share capital as a result of which the offeror gains control of us, then our board of directors in its absolute discretion may determine that any unpaid bonus shall be calculated to the date on which control passes based upon the process as detailed above, but having regard to the shortened period, and shall be paid as soon as practical to the participant after the change of control and in no event longer than 30 days after the change of control.
C. Board practices
Board of Directors
Our board of directors is comprised of six directors, consisting of one executive director (Mr. Richer) and five non-executive directors, to serve terms which expire in three separate years in a manner similar to a “classified” board. Directors are elected to serve three-year terms, except that the terms of Messrs. Magor and Wager will expire at the annual shareholders’ meeting in 2008, the terms of Messrs. Auster and Sonkin will expire at the annual shareholders meeting in 2009, and the terms of Messrs. Biewinga and Richer will expire at the annual shareholders meeting in 2010. A director may be re-elected to serve for an unlimited number of terms. As a result of the staggered terms, not all of our directors will be elected in any given year.
The directors are appointed by the general meeting of shareholders by the vote of a majority of the votes cast. Shareholders may at any time remove or suspend a director by the vote of a majority of the votes cast at a general meeting of shareholders. Notwithstanding the foregoing, Biwater has agreed not to attempt to remove without cause any director that has been elected to serve a term on a “classified” board; however, Biwater, as a majority shareholder, may at any time vote to eliminate the “classified” board provisions in our governing documents and remove any subsequently elected director without cause.
All of our directors, except Messrs. Magor and Richer, are independent under applicable New York Stock Exchange listing standards.
Executive and Non-Executive Directors
Non-Executive Directors and Executive Director
We have a board consisting of one executive director, and five non-executive directors. The responsibilities of these executive and non-executive directors are set forth in our board rules, a copy of which is posted on our web site.

The primary responsibility of the executive director is to manage Cascal N.V. The primary responsibility of the non-executive directors is to supervise the policies of the executive director and the affairs of Cascal and its affiliated enterprises. In addition, the non-executive directors shall assist the executive director by providing advice.
Resolutions of the board of directors or any of its committees shall be adopted by a majority of the votes cast.
Service contracts
None of our directors have service contracts which provide for benefits upon termination of employment.
Committees of the board of directors
Audit Committee
Our Audit Committee reports to the board regarding the appointment by the shareholders of our independent public accountants, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies relative to the adequacy of our internal accounting controls. The Audit Committee also is responsible for the oversight of our relationship with Biwater, including the approval of the terms and conditions of transactions between Biwater and us. The members of the Audit Committee are Messrs. Biewinga, Sonkin and Magor, and Messrs. Biewinga and Sonkin are independent in accordance with New York Stock Exchange listing standards and the independence requirements required by law. The chairman and financial expert of the Audit Committee is Mr. Biewinga.
Nomination and Compensation Committee
The Nomination and Compensation Committee is responsible for advising the board of directors with respect to nominating directors and establishing criteria for selecting and evaluating board members and management, as well as for reviewing the performance and preparing proposals to the board of directors for the compensation of the Chief Executive Officer and our other senior executive officers. The members of this committee are Messrs. Wager (Chairman), Auster and Magor
The Sarbanes-Oxley Act of 2002, New York Stock Exchange listing standards and Dutch Corporate Governance Code
The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including us, to comply with various corporate governance practices. In addition, the New York Stock Exchange has amended the requirements for its listed companies. We intend to take all actions necessary for us to maintain compliance as a foreign private issuer with the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the listing standards of the New York Stock Exchange. All of our directors are independent under the listing standards of the New York Stock Exchange except Messrs. Magor and Richer. Furthermore, as a Dutch company listed on a government-recognized stock exchange, we are required either to apply the provisions of the Dutch Corporate Governance Code as released in 2003 or explain any deviation in our Dutch annual report. We have not applied a number of the Dutch best practice provisions, and instead we are complying with a number of the corporate governance rules of the New York Stock Exchange because our shares have been listed on the New York Stock Exchange since January 29, 2008. Information regarding significant differences in our corporate governance practices from those followed by domestic companies under New York Stock Exchange listing standards is available on our website at www.cascal.com.
Obligations of board members to disclose holdings
Pursuant to Dutch securities laws, members of our board of directors and any other person who has managerial or co-managerial responsibilities, the authority to make decisions affecting our future developments and business prospects and who has regular access to inside information relating, directly or indirectly, to our company, must give written notice to the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten, or AFM), by means of a standard form, of any transactions conducted on their own account relating to our shares or in securities whose value is determined by the value of our shares.
Also, certain persons who are closely associated with members of our board of directors or any of the other persons described above are required to notify the AFM of any transactions conducted on their own account relating to the shares or in securities whose value is determined by the value of the shares. Persons who are closely associated with another person are: (i) the spouse of such other person or any partner considered by national law as equivalent to the spouse or such other person, (ii) dependent children of such other person, (iii) other relatives who have shared such person’s household for at least one year at the relevant transaction date, and (iv) any legal person, trust or partnership whose managerial responsibilities (among other things) are discharged by a person referred to under (i), (ii) or (iii) above.
The AFM must be notified within five days following the relevant transaction date. Under certain circumstances, notification may be postponed until the date the value of the transactions amounts to €5,000 or more per calendar year. Non-compliance with the notification obligations under the Dutch securities laws can lead to criminal fines, administrative fines, imprisonment or other sanctions.
The AFM keeps a public registry of and publishes all notifications made pursuant to Dutch securities laws.
Because we are a foreign private issuer, our directors and executive officers are not subject to short-swing profit and insider trading reporting obligations promulgated by the SEC.
D. Employees
The following table sets forth the average number of people employed by us for the periods presented:

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2008	2007	2006

United Kingdom	312	262	228
South Africa	245	221	222
Indonesia	397	395	391
China	256	259	—
Chile	52	52	56
Panama (1)	—	—	—
The Philippines	147	155	157
Holding companies	19	16	14

Continuing operations	1,428	1,360	1,068
Discontinued operations (Belize)	—	—	112
Discontinued operations (Mexico)	19	20	20

Total	1,447	1,380	1,200

(1)	An average of 27 employees worked on this project in the year ended March 31, 2008 but as they are all employed by Biwater under a contract arrangement they are excluded from this table.
As of March 31, 2008, we had the following number of employees in the following functional areas:

As of March 31,
2008

Water and wastewater operations	651
Technical services	228
Customer services	195
Finance and commercial	125
Management and other	264

Total employees	1,463

We consider our relations with our employees to be good. Approximately one-third of our employees in the United Kingdom and 80% of our employees in South Africa belong to labor unions.

E. Share ownership
The share ownership of Cascal N.V.’s Board of Directors as at March 31, 2008 was as follows. All share data relates to the Company’s common shares. Cascal N.V does not operate a stock option plan.

	Number of shares	Percentage of
Name	owned	outstanding shares

Larry Magor	4,166	*
Stephane Richer	1,000	*
Charles Auster	16,666	*
Willy Biewinga	—	*
Mitchell Sonkin	2,666	*
Michael Wager	7,916	*

Total	30,748	*

*	Less than 1% of outstanding shares
The Company operates no arrangements for involving the employees in the capital of the company.
Item 7. Major Shareholders and Related Party Transactions
A. Major shareholders
The following table sets forth to the best of our knowledge, as of March 31, 2008, certain information regarding beneficial ownership of our shares by each person or entity known by us to own beneficially more than 5% of outstanding common shares.

Name of beneficial owner(1)	Number of Shares	Percentage of Shares

5% Shareholders:
Biwater Investments Limited(2)(3)(4)(5)(6)	17,868,543	58%
Capital Research Global Investors	2,366,000	8%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.

(2)	Biwater Investments Limited has pledged all of its ownership interest in us as security for borrowings under certain credit arrangements made available to Biwater.

(3)	As of March 31, 2008, we have been informed that Adrian White and members of his family and family interests beneficially own 70% of Biwater and the remaining 30% of Biwater is beneficially owned by Leslie Jones and his family and family interests.

(4)	Biwater have the same voting rights as our other shareholders. However, since Biwater is our majority shareholder following it may significantly influence all matters that are submitted to a vote of our shareholders, including election and removal of directors and approval of extraordinary business combinations. Biwater has agreed in writing that it will not vote to remove without cause a member elected to serve a term on the “classified” board of directors.

(5)	Biwater owned 100% of our shares prior to our initial public offering.

(6)	Biwater’s address is Biwater House, Station Approach, Dorking, Surrey RH4 1TZ, United Kingdom.

B. Related party transactions
Biwater Group overview
The Biwater Group is a leading water and wastewater business that develops and delivers solutions and services to a wide client base around the world. Established in 1968, Biwater has grown from its construction and manufacturing foundations in the United Kingdom to encompass the full spectrum of water and wastewater services, including water and wastewater treatment; membrane technology and desalination; water infrastructure investment and operation; water asset management and consultancy; and water leisure facilities design and construction. Biwater has offices in over 20 countries and has projects in over 30 countries.
Our role in the Biwater Group
Although we operate independently from Biwater, our relationship with the Biwater Group provides us with benefits. Biwater constructed and operated certain of our projects prior to their transfer of ownership to us and Biwater shares market information with us. In addition, Biwater provides us with certain services including human resources, payroll processing and information technology as described further below. Our Audit Committee is responsible for the oversight of our relationship with Biwater, including the approval of terms and conditions of transactions between Biwater and us.
Purchase of Panama
In June 2006, we acquired Biwater Supply Limited (now renamed Cascal Investment Limited) from Biwater for $14.3 million. Cascal Investment Limited’s principal assets at that time were its 100% ownership interest in Aguas de Panama and its right to acquire an 87% interest in China Water. Of this consideration, $1.8 million was a deemed distribution to Biwater. In connection with the acquisition, Biwater also undertook to cause the transfer of its operation and maintenance sub-contract for the Panamanian project to Cascal, and Cascal and Biwater have agreed to approach the lender to the Panamanian project with a request for Cascal to replace Biwater as guarantor of a loan to Aguas de Panama, the principal amount outstanding on which amounts to $8.6 million at March 31, 2008, and related obligations. Biwater and the International Finance Corporation have agreed in principle to transfer the guarantee to Cascal and to cancel the existing operation and maintenance sub-contract, after which all of the operating costs of the Panamanian project will be reflected in our results of operations. With effect from April 1, 2007, we and Biwater have confirmed the arrangement provided at the time of the acquisition and agreed that the direct costs of the operation and maintenance sub-contract, including local taxes, will be reimbursed by us and have also agreed to share the services of the local senior management at a cost to be agreed upon. For the year ended March 31, 2008, we have accrued an amount of $10,000 per month for these management services.
Services and supplies provided by Biwater to us
Selling, general and administrative services. We have entered into service agreements with Biwater on an arms-length basis for the provision of professional services to assist, improve and support us with the expansion of our activities. Under these agreements, Biwater provides:
•	human resources services;

•	payroll processing;

•	public relations; and

•	information technology services.
The agreements have been entered into separately between Biwater and certain of our subsidiaries. The fees for these services are invoiced to us quarterly in advance and settled within 30 days of receipt of invoice. Our total fees paid to Biwater under the services agreements during fiscal years 2006, 2007 and 2008 were $0.1 million, $0.2 million, and $0.2 million respectively.
Historically we have occupied office space and purchased related services from Biwater. The total accommodation costs and other compensation paid to Biwater under these agreements during fiscal years 2006, 2007 and 2008 were $0.4 million, $0.3 million, and $0.1 million respectively.
Vendor supplies. In addition to the service and rental agreements described above, we often solicit bids for various services and supplies from outside vendors, including Biwater. From time to time Biwater’s bid is selected and we purchase services and supplies from Biwater. The total amounts paid to Biwater pursuant to such bids during fiscal years 2006, 2007, and 2008 were $0.5 million, $1.6 million, and $0 million respectively.
We also reimburse Biwater for an allocated portion of the premium payable to an unrelated third-party insurer for our joint property, public liability and professional indemnity insurance coverage at our shared headquarters facility in Dorking. During each of the three fiscal years ended March 31, 2008, the average premium amount reimbursed by us was approximately $13,000 annually.
Governance fees. Historically, we have paid equal supervisory board fees to supervisory board members designated by Biwater and Nuon. The total amounts of supervisory board fees paid to each of Biwater and Nuon during fiscal year 2006 were $0.1 million and in fiscal years 2007 and 2008 we paid Biwater $0.1 million and $0 respectively with no amounts paid to Nuon. We no longer have a supervisory board following our conversion from a private limited liability company to a public limited liability company.
Lease. We currently lease office space in Amsterdam pursuant to a lease agreement and Biwater leases the adjoining space under a separate lease. However, if Biwater’s lease ends at any time and for any reason, we are required to assume Biwater’s space and our rent will increase accordingly until our lease is terminated in accordance with its terms. The annual rent provided for under the lease agreement is €29,000 ($37,000), for which we and Biwater are each principally responsible for one half.
Costs of our initial public offering. During the period April 1, 2008 and June 6, 2008, Biwater paid us at total of $5.1 million to cover its share of the costs of our initial public offering. Biwater’s share of the total costs was in the same proportion as the number of shares it offered for sale at the time of our initial public offering relative to the total number of shares listed, including any over-allotments.
Miscellaneous. From April 2004 to June 2006, Biwater reimbursed us for, or paid directly, the substantial majority of our business development costs. The total amounts paid by Biwater during fiscal years 2006, 2007 and 2008 were $0.5 million, $0.1 million and nil, respectively. The amount paid in 2006 and part of 2007 included the compensation paid to our Chief Growth Officer. In preparation for our initial public offering, Biwater incurred certain transaction related costs on our behalf prior to acquiring the balance of our shares from Nuon in June 2006. These costs totaled $1.0 million and have not been recognized in our financial statements. In addition, we provided some management and technical services to Biwater during fiscal year 2006 totaling $0.1 million. Members of our management have served as directors of Biwater subsidiaries. From 2006 to July 2007 our Chief Executive Officer, and from 2003 to July 2007 our Chief Growth Officer, each served as a director of Biwater Gauff (Tanzania), a Biwater subsidiary that owns a 51% interest in City Water Services, a Biwater joint venture that provided water and wastewater services in the city of Dar es Salaam, Tanzania from August 2003 until its assets were seized by the Tanzanian government in May 2005. Our Chief Executive Officer has also served as non-executive chairman of the board of this joint venture from 2005 to July 2006. Our Chief Growth Officer also served as a director of Biwater International Ltd. from 2002 (prior to his appointment as our Chief Growth Officer) to August 2006. Also, $1.0 million was paid on our behalf by Biwater and subsequently refunded to Biwater to facilitate the purchase of China Water.
U.K. defined benefit pension plan
Our U.K. defined benefit pension plan is part of the Biwater Retirement and Security Scheme (BRASS). There are two sub-funds established within BRASS. Biwater’s defined benefit plan sub-fund is referred to as the Main Section and our defined benefit plan sub-fund is referred to as the Water Company Section. Although the Water Company Section constitutes a separate sub-fund, it is established under the same documentation that governs the Main Section, and it is administered by the same trustees as the Main Section. We have been informed by Biwater that as of March 31, 2005, the BRASS Main Section was underfunded on a full buy-out basis, as determined under the U.K. pension statute, by £93.3 million ($185.5 million). At the same date, the Water Company Section was underfunded on a full buy-out basis by £29.9 million ($59.4 million). Since March 31, 2006, we have made an additional special contribution of £3.0 million to our defined benefit pension plan. Biwater used a portion of the proceeds received by it from its sale of shares in our initial public offering to make a £10.0 million ($19.9 million) payment to the trustees of its U.K. defined benefit pension plan. Effective upon the admission to trading of our shares on the New York Stock Exchange, the trustees have agreed with Biwater to terminate their right to merge the Water Company Section and the Main Section.
Also, we could be required to make accelerated payments up to the full buy-out deficit in BRASS, which would likely be far higher than the normal ongoing funding of the plan, if we receive a “Contribution Notice” or “Financial Support Direction” from the U.K. Pensions Regulator.
The U.K. Pensions Regulator may issue a Contribution Notice to us in connection with any event occurring after April 27, 2004, if the U.K. Pensions Regulator believes we have been involved in an act, or failure to act, and the prevention of the recovery of an amount equal to the full buyout deficit was one of the main purposes of the act or failure to act (a “Triggering Event”). We potentially have

Contribution Notice exposure to the Main Section, as well as the Water Company Section, in relation to any Triggering Events in which we have been involved because Biwater owns more than one-third of our shares outstanding and we are therefore considered to be “connected or associated with” Biwater under the U.K. pension statute. Although we believe that we have not been involved in any Triggering Event relating to any act or failure to act by either Biwater or us and therefore are not presently liable to receive a Contribution Notice, the U.K. Pensions Regulator takes a broad view of its powers and may take a view different than ours; it could issue a Contribution Notice in connection with actions or failures to act that it believes constitute a Triggering Event within 6 years of the Triggering Event. In the case of our involvement in a future transaction that arguably would constitute a “Triggering Event,” Biwater or we could elect to seek “clearance” of the transaction from the U.K. Pensions Regulator. The clearance process can result in the receipt of confirmation that the U.K. Pensions Regulator would not impose a Contribution Notice in respect of the potential Triggering Event, although the U.K. Pensions Regulator could impose financial obligations in connection with the grant of clearance, such as requiring us to make additional payments to BRASS or to put in place guarantees for the benefit of BRASS. For example, the additional contribution we made to our defined benefit plan in the first quarter of our fiscal year 2007 and the additional contribution that Biwater made to its defined benefit pension plan from the proceeds of our initial public offering were determined in connection with a request for and grant of clearance relating to Biwater’s purchase of Nuon’s interest in our shares.
We may also receive a Financial Support Direction from the U.K. Pensions Regulator that would require us to provide financial support to BRASS, for example by way of guarantee, or by making a payment up to the full buy-out deficit of BRASS, if the U.K. Pensions Regulator believes either Biwater or another Group company is “insufficiently resourced” as defined under the U.K. pension statute. An employer is “insufficiently resourced” if its fair market value, when considered along with the fair market value of other companies connected or associated with the employer, is less than 50% of its full buy-out deficit. The U.K. Pensions Regulator can consider issuing a Financial Support Direction to persons connected or associated with an employer within a U.K. defined benefit pension plan up to twelve months after the date that the connection or association is ended. Under current law, we will be considered to be a person connected or associated with Biwater at least until such time as Biwater owns less than one-third of our shares outstanding or we are no longer under common control with Biwater. The U.K. Pensions Regulator may give “clearance” in respect of Financial Support Directions in situations involving a company’s termination of a connection or association with an employer.
When deciding whether it would be reasonable to serve a Contribution Notice or Financial Support Direction on us for a situation involving Biwater, the U.K. Pensions Regulator would take into account various factors set out in the U.K. pension statute. These factors include our relationship with Biwater (and the fact that we do not control Biwater reduces our risk of receiving a Contribution Notice or Financial Support Direction) and our connection or involvement with BRASS. With respect to a possible Financial Support Direction, the U.K. Pensions Regulator would also take into account the value of the benefits that we had received from Biwater, and with respect to a possible Contribution Notice, the U.K. Pensions Regulator would also take into account our involvement in the act or failure to act that resulted in the Triggering Event.
Credit arrangements
On June 28, 2006, we entered into an intercompany loan agreement with Biwater pursuant to which we agreed to provide to Biwater a loan facility in the maximum aggregate principal amount of £3.5 million ($6.6 million). Loans made pursuant to the loan agreement bear interest at 5% per annum. Principal in the amount of £3.5 million was drawn under the loan facility on June 28, 2006. A principal repayment of £0.8 million ($1.6 million) was made on November 9, 2006. From June 28, 2006 through September 30, 2006, we accrued £46,000 ($85,000) of interest receivable on this loan. The remaining balance of the principal amount of £2.7 million ($5.1 million) plus accrued interest was repaid in full prior to May 31, 2007 in accordance with the terms of the amended loan agreement. On April 30, 2007, we entered into an intercompany loan agreement with Biwater pursuant to which we agreed to borrow from Biwater a loan in the maximum aggregate principal amount of $2.7 million, to be used to partially finance the acquisition of Siza Water in South Africa. This loan bore interest at 2% over the Federal Reserve Funds rate per annum. The principal in the amount of $2.7 million was repaid on May 26, 2007. On June 21, 2007, we loaned Biwater $0.4 million and £150,000 ($0.3 million) interest free, $0.4 million of which was repaid on June 28, 2007 and the balance of which was repaid on July 11, 2007.
On September 22, 2006, we advanced $8 million to Biwater in anticipation of paying a dividend based on our fiscal year 2006 results. Biwater returned $2.4 million to us on November 9, 2006. We declared and paid a dividend in the amount of $5.6 million in fiscal year 2007, and we credited the outstanding amount of the advance against that dividend.
On September 14, 2007, we obtained a Rand 17.7 million ($2.5 million) guarantee from a third party financial institution and used it to secure a loan made by another third party financial institution to one of our South African subsidiaries. The guarantee was issued under a Biwater credit facility and enabled us to obtain a release of cash collateral that had been previously provided by us to secure that loan. We used the cash collateral to make interest payments due in September 2007 on debt incurred in June 2006 to facilitate Biwater’s acquisition of Nuon’s interest in us. We expect to replace the Biwater guarantee with an instrument issued under our HSBC credit facility or a credit facility that we would enter into in the future. We are required to reimburse and compensate Biwater for any draws under the guarantee under the same terms and conditions as provided for under Biwater’s credit facility; however, Biwater is not charging us a fee for making its credit facility available to us in connection with this guarantee.
Non-compete agreement
Prior to our initial offering, we entered into a non-compete agreement with Biwater pursuant to which Biwater has agreed that it will refer future long-term water and wastewater project opportunities to Cascal for its consideration before Biwater considers the project for its own portfolio. This agreement will terminate upon the earlier of three years after the closing of our initial public offering or Biwater owning less than 15% of our common shares. Following termination of this agreement, Biwater may elect to compete against us for such project opportunities. This agreement will not restrict Biwater’s design, engineering, constructing or consulting activities.
Registration rights
Biwater have certain registration rights with respect to our shares arising out of the arrangement for our initial public offering in January, 2008. We are not required to file a registration statement under the registration rights agreement prior to the date that is 180 days after consummation of such offering, which corresponds to the lock-up period to which the selling shareholder has agreed.
Demand Registration Rights. The registration rights agreement provides that we can be required to effect two additional registrations of our shares upon the request of Biwater. We are required to pay the registration expenses in connection with each demand registration. We may decline to honor any of these demand registrations if the size of this offering does not reach a defined threshold or if we effected a registration within the preceding six months. If we furnish to Biwater a board resolution stating that in the good faith judgment of the board it would be significantly disadvantageous to us for a registration to be filed or maintained effective, we will be entitled to withdraw (or decline to file) such registration statement for a period not to exceed 90 days.
Piggyback Registration Rights. In addition to our obligations with respect to demand registrations, if we propose to register any of our securities, other than a registration (1) relating to equity securities in connection with employee benefit plans, (2) in connection with an acquisition by us of another entity or (3) pursuant to a demand registration, we will give Biwater the right to participate in such registration. Expenses relating to these registrations are required to be paid by us. If a majority of the underwriters selected by us in a piggyback registration advise us that the number of securities offered to the public needs to be reduced, first priority for inclusion in the piggyback registration will be given to us.
Tax indemnity
Between the time Biwater reacquired Nuon’s 50% interest in us and the closing of our initial public offering, our U.K. subsidiaries have been part of the Biwater Group for U.K. corporate income tax purposes. As a result, most of our payments for U.K. corporate tax due on our U.K. taxable trading profits for fiscal year 2007 and all of our payments for U.K. corporate tax due on our U.K. taxable trading profits for fiscal year 2008 through the date of the closing of our initial public offering have been paid to Biwater rather than to the U.K. tax authorities, as Biwater had available U.K. tax losses to offset some of those profits in that fiscal year. Biwater has indemnified us for the corporate tax and interest if the use of the losses is challenged.
Trademark license
Biwater and Cascal have entered into reciprocal license agreements that grant a worldwide royalty-free license to use the name and related trademarks of the other party until such time as Biwater owns less than 15% of the issued shared capital of Cascal. Under each license agreement, the respective licensee has undertaken the usual and customary obligations of a licensee with respect to the use of the name and trademarks, including indemnification for losses and damages arising out of use of the name or trademarks.
C. Interests of experts and counsel
Not applicable.
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
See our consolidated financial statements beginning at page F-1.

Legal proceedings
We are involved in lawsuits from time to time, including lawsuits that we have relating to our acquisitions and disputes with government agencies that regulate our business. There are no material legal proceedings pending or, to our knowledge, threatened, against us. The following is a description of some of the proceedings in which we are currently involved or in which we have been involved in the last two years.
Current legal proceedings
     Dispute with Olongapo City in The Philippines
One of the original shareholders in Subicwater was Olongapo City Water District, or OCWD, which originally held 10% of the shares of Subicwater. OCWD was the owner of a number of the facilities taken over by Subicwater when it commenced operations and which were the subject of a lease agreement between OCWD and Subicwater. In June 1997 OCWD was dissolved and its position as a shareholder in Subicwater was assumed by the Olongapo City Government, or Olongapo City. In addition to the 10% shareholding in Subicwater, Olongapo City also became the lessor in place of OCWD under the lease of project assets to Subicwater. Although unknown to us at the commencement of the project, Olongapo City and OCWD had been in dispute over amounts owed by OCWD to Olongapo City prior to the award of the concession. Subicwater originally entered into the concession based on the understanding that all prior obligations of OCWD had been settled under the terms of an agreement between Olongapo City and OCWD entered into in November 1997. Olongapo City subsequently contended that it would prefer to be a creditor of Subicwater (as opposed to a shareholder) and receive the old disputed OCWD amounts from Subicwater. However, Olongapo City has subsequently continued to act as a shareholder in Subicwater and has appointed directors of Subicwater, who have attended board meetings. Olongapo City obtained a Writ of Execution from the local courts in July 2003. In October 2003 Subicwater filed a Motion for Reconsideration by the local courts, which was rejected. In December 2003 Subicwater succeeded in obtaining an injunction from the Court of Appeals that prevented the local courts and Olongapo City from enforcing the Writ of Execution. In November 2004 the Mayor of Olongapo City offered to negotiate a resolution to this dispute but withdrew this offer in December 2004. In March 2006 Olongapo City appealed to the Supreme Court. In September 2006 Subicwater’s Memorandum was filed with the Supreme Court. The company’s lawyers will continue to vigorously defend its position and believe that its case will prevail on the merits. In the event Olongapo City were to succeed with this claim, then Subicwater would pursue the issue through the annual rate review process and eventually may be able to recover some or all of the consequential costs. With interest and penalties, the amount of Olongapo City’s claim against Subicwater as of March 31, 2008 is approximately Peso $1.977 billion ($47 million).
     Dispute with IDAAN-Panama
On February 25, 2008 Aguas de Panama S.A. (APSA), our subsidiary in Panama, received a letter from its client, the Instituto de Acueductos y Alcantarillados Nacionales (IDAAN). In this letter, IDAAN initiated a process to invoke the contractual provision for early termination with compensation, and seeks Aguas de Panama’s cooperation to achieve a fair outcome. Under the terms of the contract, the compensation payable represents the non-amortized value of the investment together with the present value of the future earnings over the whole duration of the contract. From inception of project operations in September 2002 until September 2006, Aguas de Panama had chosen not to seek adjustment of the initial contract price. Our 2006 application for a 36% rate increase was, in our view, approved in December 2006, effective September 1, 2006; however, the additional revenue of $3.7 million has not yet been paid by IDAAN pending the completion of review by IDAAN and The Ministry of Finance of Panama. On April 22, 2008, APSA initiated the process of dispute resolution for non-payment of invoices as provided for under the terms of the contract.
     Investigation by the KPPU
Adhya Tirta Batam (ATB), the clean water provider for Batam Island in Indonesia, is currently in ongoing discussions with the KPPU, the Business Competition Supervisory Commission. The KPPU has asserted that ATB acted in an anti-competitive manner, and potentially in breach of monopoly powers, by failing to connect certain new properties to the water network. In 2007, the water demand exceeded that which was able to be produced and therefore ATB took the decision to slow down, rather than stop, the number of new applications that it processed for a connections to the water network. This was done to ensure that its current customers could continue to receive a 24 hour supply of water. All existing applications, however, continued to be processed. Both ATB and Cascal robustly defend their position and believe that ATB is fully compliant with Indonesian law. ATB is cooperating fully with the KPPU.

Resolved legal proceedings
     Dispute with SBMA in The Philippines
The original concession agreement entered into by Subicwater, our project company in The Philippines, required a rate increase to be implemented in June 1998. However, changes in the board of the Subic Bay Metropolitan Authority, or SBMA, following elections caused a substantial delay in the rate increase. In order to protect its interest, Subicwater issued a notice of default against SBMA in May 2001. In October 2001, SBMA declared that Subicwater, together with us and the 40% local shareholder in Subicwater, DMCI, were in default. The main part of SBMA’s claim was that Subicwater had failed to make certain payments to SBMA and had failed to make the required level of capital investment in the water and sewerage infrastructure. In the first half of 2002, the parties agreed to try and negotiate an amicable settlement of the dispute. In June 2002, agreement was reached on the terms of a settlement, and in September 2003, some of the necessary changes to the various agreements related to the concession were finalized. These changes dealt with the increased independence from SBMA of the regulatory process, the extension of the concession period from 25 to 30 years, amendments to the lease agreement between SBMA and Subicwater and to the management services agreement between Subicwater and us, a waiver of the original 10-year restriction on the transfer of Subicwater shares by DMCI, SBMA and us, and a two-step phased rate increase for Subicwater scheduled for 2003 and 2004. An amended franchise agreement was signed in April 2004, which dealt with the majority of these changes, but it did not deal with the reduction in our management fee from 5% to 3% of revenue. The remaining amendments were delayed pending receipt by SBMA of a legal opinion from the government legal counsel on the validity of the amended agreement. A favorable opinion was issued in March 2005, and agreements have been reached on the remaining outstanding issues. The amended franchise agreement was signed by SBMA in March 2006 and became effective on April 1, 2006. On the same date we entered into a new management services agreement with Subicwater, providing for a fee equal to 3% of revenue. In July 2006, the parties entered into a comprehensive settlement agreement that records the history of the disputes and how they have been resolved, establishes a new procedure for resolving any future disputes and contains an agreement in principle to renegotiate the rate of return used in future annual rate reviews. In January 2007, following conclusion of an adjudication process as provided for under the terms of the concession agreement, Subicwater was awarded a 9% rate increase, which was implemented immediately. In February 2008 Subicwater and SBMA commenced renegotiation of the rate of return and amendments to the Franchise Agreement to allow for three yearly reviews.
     Settlement of Calama, Chile dispute
Our Chilean subsidiary, Aguas de Quetena, signed a 20-year BOOT contract in March 2001 with ESSAN to receive and treat all wastewater flows from the City of Calama. The contract contained projections of the expected annual wastewater flows over the 20-year period. Aguas de Quetena was required to construct a wastewater treatment plant for a capacity of 3.8 million gallons per day, which it completed in January 2003. Within one year, actual flows exceeded contractual projections by approximately 25-30%. As a result, Aguas de Quetena incurred increased expenses and acceleration of the capital investment program was required. Aguas de Quetena requested compensation from ESSAN for the increased operating costs and accelerated capital investment, in accordance with the provisions of the contract. During the subsequent two years, Aguas de Quetena maintained its service to ESSAN, met its contractual obligations and made the necessary improvements and expansion of the plant. ESSAN did not respond to requests for a negotiated settlement and compensation.
On August 18, 2005, Aguas de Quetena commenced arbitration proceedings through the Santiago Chamber of Commerce, requesting that Aguas de Quetena be compensated for its additional past and future costs under the BOOT contract. An arbitrator was appointed and each party initially appeared before the arbitrator. However, on November 24, 2005, ESSAN, without any prior notice to Aguas de Quetena or the arbitrator, attempted to terminate the contract. Following a final series of settlement discussions, ESSAN offered to purchase the assets of Aguas de Quetena in December 2005. The offer was accepted and a settlement agreement providing for compensation to Aguas de Quetena of CHP 2.458 million ($4.8 million) was executed on January 2, 2006, effective as of December 31, 2005, when ESSAN assumed operations of the facilities. We realized a loss of $0.3 million on the sale of Aguas de Quetena. Aguas de Quetena remains responsible for any possible fines or legal actions from the operation of the plant prior to January 2, 2006, and this indemnification lasts through January 2, 2008.
     Settlement of Belize disputes
In late 2003, Belize Water Services, or BWS, which at that time was owned 83% by us, 10% by the Belize Social Security Board and the remainder by BWS employees and public investors in Belize, submitted a business plan for the five-year period commencing in April 2004 to the independent regulator in Belize, the Public Utilities Commission, or PUC. The business plan substantiated the need for an immediate 31% rate increase, which was contemplated by a supplemental agreement signed by us and the Government of Belize in March 2002. Notwithstanding the terms of the supplemental agreement, the PUC rejected our rate increase request and instead approved a 15% rate increase. BWS immediately appealed this decision and an independent expert was appointed. Following the review of the independent expert, the PUC approved a rate increase of 17% effective April 2004. BWS commenced a judicial review of the PUC decision in the Belize courts claiming that the review process followed by PUC was flawed. BWS lost the judicial review.
In November 2004, we commenced international arbitration as provided for under the terms of the supplemental agreement. Following an unsuccessful attempt by the Government of Belize to transfer the dispute to Belize courts, the Government of Belize approached us to seek an amicable resolution to the dispute and starting in April 2005 we entered into negotiations that culminated in a new share purchase agreement being signed in August 2005. Under the terms of this agreement, we sold our shares in BWS back to the Government of Belize in October 2005 for a net cash payment of $14.8 million and a deferred payment in the form of four promissory notes totaling $9.9 million. In addition, we received $2.5 million from the Government of Belize as compensation for costs and $1.5 million under the terms of an arrangement we put in place to mitigate our risks associated with the project. See Item 5 “Operating and Financial Review and Prospects — Operating results”.
     Dispute with BIDA and Batamindo in Indonesia
Since the start of our concession on Batam Island, ATB, our larger Indonesian project company, has allowed PT Batamindo Investment Cakrawala, or BIC, the owner and manager of a large industrial park and ATB’s largest customer, to abstract up to 1.2 million gallons per day of raw water from Duriankang dam to treat and supply to its tenants. This practice predated our concession and resulted from our predecessor’s inability to supply BIC’s demand for water. In 2004, ATB became aware that BIC was petitioning BIDA, the principal water services regulator on Batam Island, to increase the amount of raw water that it abstracted, which would have deprived ATB of potential revenue. After initial amicable discussions followed by legal actions, BIC, BIDA and ATB have reached an agreement pursuant to which BIC will continue to be permitted to abstract 1.2 million gallons of water per day from Duriankang dam to treat and supply to its tenants.
Dividend Policy
Our board of directors may establish reserves out of our annual profits. The holders of common shares have discretion as to the use of that portion of our annual profits remaining after the board of directors establishes these reserves. On the recommendation of the board of directors, the general meeting of shareholders may resolve at the annual general meeting that we pay dividends out of our share premium account or out of any other reserve available for shareholder distributions under Dutch law. We may not pay dividends if the payment would reduce shareholders’ equity to an amount less than the aggregate fully paid-up share capital plus the reserves that have to be maintained by law or our Articles of Association. The amounts available for dividends will be determined based on the statutory accounts of Cascal N.V. prepared under Dutch law, which may differ from our consolidated financial statements.
Although laws vary from state to state within the United States, uncollected dividends and shares may be considered abandoned property under the laws of a shareholder of record’s state of residence after a period of time, ranging from three years to five years, has passed since that shareholder’s last contact with our transfer agent. If a shareholder of record does not claim dividends from our transfer agent within the applicable time period, our transfer agent, in accordance with applicable state law, will transfer the amount of the unclaimed dividend and the related shares to the treasury of that shareholder’s state of residence as reflected in the transfer agent’s records, which may not be that shareholder’s actual state of residence. Amounts paid to a state treasury in this manner will not be repaid to us, and whether or not that shareholder is subsequently permitted to recover the property from the state treasury will depend on that state’s law. Under Dutch law, and as our Articles of Association do not provide otherwise, a shareholder may remain entitled to collect cash dividends or other distributions from us until five years after the date on which the dividend or distribution became due and payable.
The timing and amount of future dividend payments will be at the discretion of our board of directors. The decision to pay dividends will depend on a variety of factors, including our earnings, prospects and financial condition, capital investment required to implement our strategy for growth and expansion, other capital expenditure requirements, payment of financial obligations, our generation of cash from operations and general business conditions, legal restrictions and such other factors as our board of directors considers relevant. As a holding company, our ability to pay dividends depends primarily on the receipt of dividends and distributions from our subsidiaries and joint ventures. If we pay dividends, we expect to declare dividends in U.S. Dollars.

B. Significant Changes
The following discussion should be read in conjunction with our discussion of the evolution of our business, our financial condition, our results of operations and a comparison of our operating results and financial condition in preceding periods included in Item 5 “Operating and Financial Review and Prospects”.
Since the date of our consolidated financial statements, we have pursued our strategic goals to achieve organic growth, obtain new contracts and enter into new partnerships and alliances. The following are the most significant developments in our businesses since March 31, 2008:
On April 29, 2008 our subsidiary China Water acquired a 49 percent stake in an equity joint venture in Yancheng, China. The new joint venture company, Yancheng China Water Company commenced operations on May 1, 2008, for a period of 30 years. In addition to a number of industrial and commercial enterprises, the Yancheng China Water Company provides potable water services to a residential population of approximately 600,000. Yancheng is situated on the eastern seaboard of Jiangsu province, and is approximately 250 miles north east of Shanghai.
On June 12, 2008, we entered into an amended and restated facility agreement with HSBC Bank Plc whereby our existing revolving credit facility with HSBC was increased from $30 million to $70 million. Of this amount, (a) $60 million is a revolving loan facility intended for financing acquisitions, for general corporate purposes and working capital and to pay transaction expenses, and (b) $10 million continues to be a guarantee facility intended to be used to provide guarantees to replace existing ones, and to issue new or renewed guarantees on behalf of certain subsidiaries. For further detail see Item 5 “Operating and Financial Review and Prospects — Liquidity and capital resources”.
On June 16, 2008 we announced that on June 13, 2008 our subsidiary China Water had agreed to acquire a 51 percent stake in an equity joint venture in Zhumadian City, Henan Province, China. The new joint venture company, Zhumadian China Water Company, which partners China Water with the Zhumadian Bangye Water Group, is expected to commence operations within a few weeks, subject to regulatory approvals. Once the business license has been granted, the existing water supply assets of the Zhumadian Bangye Water Group will be transferred to the new joint venture company and China Water will inject approximately $18.5 million in consideration for its 51 percent of the equity. The new equity joint venture will complete the construction of an additional 26 million gallons per day water treatment plant and associated infrastructure representing a total investment of approximately $42 million. The Zhumadian China Water Company will provide water services to a population of approximately 400,000 which includes a large number of industrial and commercial users.
Item 9. The Offer and Listing
A. Offer and Listing Details
The following table sets forth the range of high and low closing sale prices for our shares for the periods indicated, as reported on the New York Stock Exchange. These prices do not include retail mark-ups, markdowns, or commissions. As the company listed its shares on January 29, 2008 only certain limited information can be provided.

	US$	US$
	High	Low
Fiscal Year Ended
March 31, 2008 (from January 29, 2008)	12.22	11.09
Quarterly
Fourth Quarter (from January 29, 2008 through March 31, 2008)	12.22	11.09
Monthly
January 2008 (from January 29, 2008)	12.19	12.00
February 2008	12.16	11.09
March 2008	12.22	11.69
April 2008	14.30	11.70
May 2008	12.50	11.31
June 2008 (through June 23, 2008)	14.00	9.95
B. Plan of distribution
Not applicable.
C. Markets
Our initial public offering took place on January 29, 2008. Our stock is traded on the New York Stock Exchange, under the symbol “HOO.” The New York Stock Exchange is the only exchange or other regulated market on which the shares of Cascal N.V. are traded.

D. Selling shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the issue
Not applicable.
Item 10. Additional Information
A. Share capital
Not applicable.
B. Memorandum and articles of association
See section entitled “Description of Capital Stock” contained within the Company’s Registration Statement on Form F-1/A, File No.333-148508, filed with the Securities and Exchange Commission on January 25, 2008.
C. Material contracts
We are party to material contracts. Copies of these agreements are filed or incorporated by reference as exhibits to this annual report, and are described elsewhere in this annual report.
D. Exchange controls
Under existing laws of The Netherlands, there are no exchange controls applicable to the transfer to persons outside of The Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company.
E. Taxation
Taxation in The Netherlands
     General
The information set out below is a general summary of the material Dutch tax consequences in connection with the acquisition, ownership and transfer of our common shares. The summary does not purport to be a comprehensive description of all the Dutch tax considerations that may be relevant for a particular holder of the common shares, who may be subject to special tax treatment under any applicable law and this summary is not intended to be applicable in respect of all categories of holders of the common shares. In particular, this summary is not applicable in respect of any holder who is treated as a resident of The Netherlands for Dutch tax purposes.
The summary is based upon the tax laws of The Netherlands as in effect on the date of this annual report, as well as regulations, rulings and decisions of The Netherlands and its taxing and other authorities available on or before such date and now in effect. All of the foregoing is subject to change, which could apply retroactively and could affect the continuing validity of this summary. As this is a general summary, we recommend that investors or shareholders consult with their own tax advisers as to the Dutch or other tax consequences of the acquisition, ownership and transfer of the common shares, including, in particular, the application to their particular situations of the tax considerations discussed below.

The following summary does not address the tax consequences arising in any jurisdiction other than The Netherlands in connection with the acquisition, ownership and transfer the common shares.
     Dividend withholding tax
     General
We do not describe the tax consequences for a holder of the common shares who benefits from the participation exemption or participation credit, as set out in the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969), regarding the dividends received on the common shares.
Dividends paid on the common shares to a holder of such shares are generally subject to a withholding tax of 15% imposed by The Netherlands. The term “dividends” for this purpose includes, but is not limited to:
•	distributions in cash or in kind, deemed and constructive distributions, and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

•	liquidation proceeds, proceeds of redemption of shares or, generally, consideration for the repurchase of shares in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes;

•	the par value of shares issued to a shareholder or an increase of the par value of shares, as the case may be, to the extent that it does not appear that a contribution to the capital recognized for Dutch dividend withholding tax purposes was made or will be made; and

•	partial repayment of paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), within the meaning of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965), unless the general meeting of our shareholders has resolved in advance to make such a repayment and provided that the par value of the shares concerned has been reduced by a corresponding amount by way of an amendment of our Articles of Association.
Generally we are responsible for the withholding of taxes at source; the dividend withholding tax will not be for our account.
Subject to certain exceptions under Dutch domestic law, our company may not be required to transfer to the Dutch tax authorities the full amount of Dutch dividend withholding tax in respect of dividends distributed by our company, if our company has received a profit distribution from a qualifying foreign subsidiary, which distribution is exempt from Dutch corporate income tax and has been subject to a foreign withholding tax of at least 5 percent. The amount that does not have to be transferred to the Dutch tax authorities can generally not exceed the lesser of (i) 3 percent of the dividends distributed by our company and (ii) 3 percent of the profit distributions our company received from qualifying foreign subsidiaries in the calendar year in which our company distributes the dividends (up to the moment of such dividend distribution) and the two previous calendar years; further limitations and conditions apply.
A holder of the common shares, who is the recipient of dividends (the “Recipient”) may not be eligible for a full or partial exemption from, reduction or refund of Dutch dividend withholding tax if it is not considered the beneficial owner of the dividends. This may arise where, as a consequence of a combination of transactions, a person other than the Recipient wholly or partly benefits from the dividends, whereby such person retains, directly or indirectly, an interest in the shares on which the dividends were paid and the person who retains, directly or indirectly, an interest in the shares on which the dividends were paid, is entitled to a credit, reduction or refund of dividend withholding tax that is less than that of the Recipient (“Dividend Stripping”).
     Non-resident of The Netherlands (including but not limited to U.S. Shareholders)
With respect to a holder of the common shares, who is not treated as a resident of The Netherlands for purposes of Dutch taxation (a “Non-Resident of The Netherlands”) and who is considered to be a resident of The Netherlands Antilles or Aruba under the provisions of the Tax Convention for the Kingdom of The Netherlands (Belastingregeling voor het Koninkrijk), or who is considered to be a resident of a country other than The Netherlands under the provisions of a double taxation convention The Netherlands has concluded with such country, the following may apply. Such shareholder may, depending on the terms of and subject to compliance with the procedures for claiming benefits under the Tax Convention for the Kingdom of The Netherlands or such double taxation convention, be eligible for a full or partial exemption from or a reduction or refund of Dutch dividend withholding tax. In addition, subject to certain conditions and based on Dutch legislation implementing the Parent Subsidiary Directive (Directive 90/435/EEG, as amended) an exemption from Dutch dividend withholding tax will generally apply to dividends distributed to certain qualifying entities that are resident in another EU member state.
A holder of common shares who is considered to be a resident of the United States (“U.S. Shareholder”) under the 1992 Double Taxation Treaty between the U.S. and The Netherlands, as amended most recently by the Protocol signed March 8, 2004 (the “Treaty”), liable to U.S. income tax and who is entitled to the benefits of the Treaty—pursuant to article 26 of such Treaty—with respect to the income and capital gains in respect of the common shares, will generally be entitled to a reduction in the Dutch withholding tax, either by way of a full or partial exemption at source or by way of a full or partial refund, as follows:
•	if the U.S. Shareholder is an exempt pension trust as described in article 35 of the Treaty, or an exempt organization as described in article 36 of the Treaty, the U.S. Shareholder will be exempt from Dutch dividend withholding tax;

•	if the U.S. Shareholder is a company which holds directly at least 80 percent of the voting power for at least one year without interruption in our company and certain other conditions are met, the U.S. Shareholder will be subject to 0% Dutch dividend withholding tax;

•	if the U.S. Shareholder is a company which holds directly at least 10 percent of the voting power in our company and certain other conditions are met, the U.S. Shareholder will be subject to Dutch dividend withholding tax at a rate not exceeding 5%; and

•	in all other cases, the U.S. Shareholder will be subject to Dutch dividend withholding tax at a rate not exceeding 15%.
With respect to portfolio dividends, U.S. Shareholders that are an exempt pension trust or an exempt organization as described in articles 35 and 36, respectively, of the Treaty qualifying for a reduction in the Dutch withholding tax may generally claim (i) in the case of an exempt pension trust full exemption at source by timely filing a completed and signed copy of form IB 95 through the withholding agent as mentioned in article 9 of the Dutch Dividend Withholding Tax Act 1965 or (ii) in the case of either an exempt pension trust or an exempt organization a full refund by filing through the withholding agent as mentioned in article 9 of the Dutch Dividend Withholding Tax Act 1965 a completed and signed copy of one of the following forms within three years after the end of the calendar year in which the withholding tax was levied:
•	if the U.S. Shareholder is an exempt pension trust as described in article 35 of the Treaty: Form IB 96 USA; and

•	if the U.S. Shareholder is an exempt organization as described in article 36 of the Treaty: Form IB 95 USA.
Taxes on income and capital gains
     General
The description of taxation set out in this section of this annual report is not intended for any holder of the common shares, who is:
•	an individual and for whom the income or capital gains derived from the common shares are attributable to employment activities the income from which is taxable in The Netherlands;

•	an individual and who holds, or is deemed to hold a substantial interest in our company (as defined below);

•	an entity that is a resident of The Netherlands and that is not subject to or is exempt, in whole or in part, from Dutch corporate income tax;

•	an entity for which the income or capital gains derived in respect of the common shares are exempt under the participation exemption or are subject to the participation credit system (as set out in the Dutch Corporate Income Tax Act 1969); or

•	an investment institution (beleggingsinstelling) as defined in the Dutch Corporate Income Tax Act 1969.
Generally a holder of common shares will have a substantial interest in our company (“Substantial Interest”) if he holds, alone or together with his partner, whether directly or indirectly, the ownership of, or certain other rights over, shares representing 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of shares), or rights to acquire shares, whether or not already issued, that represent at any time 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of shares) or the ownership of, or certain other rights over, profit participating certificates that relate to 5% or more of the annual profit and/or to 5% or more of our liquidation proceeds. A holder of the common shares will have a Substantial Interest in our company if certain relatives of that holder or of his partner also have a Substantial Interest in our company. If a holder of common shares does not have a Substantial Interest, a deemed Substantial Interest will be present if (part of) a Substantial Interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.
     Non-residents of The Netherlands (including, but not limited to, U.S. Shareholders)
A Non-Resident of The Netherlands who holds the common shares is generally not subject to Dutch income or corporate income tax (other than dividend withholding tax described above) on the income and capital gains derived from the common shares, provided that:
•	such Non-Resident of The Netherlands does not derive profits from an enterprise or deemed enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder) which enterprise is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise, as the case may be, the common shares are attributable or deemed attributable;

•	in the case of a Non-Resident of The Netherlands which is an entity, such entity does not have a Substantial Interest or deemed Substantial Interest in our company, or if such holder does have such Substantial Interest, it forms part of the assets of an enterprise;

•	in the case of a Non-Resident of The Netherlands who is an individual, such individual does not derive income or capital gains from the common shares that are taxable as benefits from “miscellaneous activities” in The Netherlands (resultaat uit overage werkzaamheden in Nederland); and

•	such Non-Resident of The Netherlands is neither entitled to a share in the profits of an enterprise nor co-entitled to the net worth of such enterprise effectively managed in The Netherlands, other than by way of the holding of securities or through an employment contract, to which enterprise the common shares or payments in respect of the common shares are attributable.
     Gift, estate or inheritance taxes
Dutch gift, estate or inheritance taxes will not be levied on the transfer of the common shares by way of gift by or on the death of a holder, unless:
•	the holder is or is deemed to be a resident of The Netherlands for the purpose of the relevant provisions; or

•	the transfer is construed as an inheritance or bequest or as a gift made by or on behalf of a person who, at the time of the gift or death, is or is deemed to be a resident of The Netherlands for the purpose of the relevant provisions; or

•	the common shares are attributable to an enterprise or part of an enterprise which is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands; or

•	the holder of such common shares is entitled to a share in the profits of an enterprise effectively managed in The Netherlands, other than by way of the holding of securities or through an employment contract, to which enterprise such common shares are attributable.
For purposes of Dutch gift, estate and inheritance tax, an individual who is of Dutch nationality will be deemed to be a resident of The Netherlands if he has been a resident in The Netherlands at any time during the ten years preceding the date of the gift or his death. For purposes of Dutch gift tax, an individual who is not of Dutch nationality will be deemed to be resident of The Netherlands if he has been a resident in The Netherlands at any time during the twelve months preceding the date of the gift. A gift by a person not resident in The Netherlands will be construed as a transfer made upon the death of such person, if such person dies while being a resident of The Netherlands within 180 days of the gift.

     Value-added tax
There is no Dutch value-added tax payable in respect of payments in consideration for the initial public offering and sale of the common shares (other than value added tax on fees payable in respect of services not exempt from Dutch value added tax).
     Other taxes and duties
There is no Dutch registration tax, capital tax, customs duty, stamp duty or any other similar tax or duty other than court fees payable in The Netherlands by a holder of the common shares in respect of or in connection with the execution, delivery and enforcement by legal proceedings (including any foreign judgment in the courts of The Netherlands) of the common shares.
     Residence
A holder of the common shares will not become or be deemed to become a resident of The Netherlands solely by reason of holding the common shares.
Taxation in the United States
The following discussion, subject to the limitations and qualifications therein, applies to the material U.S. federal tax consequences of the acquisition, ownership and disposition of our common shares.
This section summarizes the material U.S. federal income tax consequences to beneficial holders of common shares. This summary addresses only the U.S. federal income tax considerations for holders that hold our common shares as capital assets. This summary does not address all U.S. federal income tax matters that may be relevant to a particular holder of common shares. Each holder of common shares should consult a professional tax advisor with respect to the tax consequences of an investment in the common shares. This summary does not address tax considerations applicable to a holder of common shares that may be subject to special tax rules including, without limitation, the following:
•	financial institutions;

•	insurance companies;

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	regulated investment companies;

•	persons that will hold the common shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•	persons who hold the common shares through partnerships or other pass-through entities;

•	holders that own (or are deemed to own) 10% or more of the voting shares of the relevant issuer or guarantor; and

•	holders that have a “functional currency” other than the U.S. dollar.
Further, this summary does not address alternative minimum tax consequences or the indirect effects on the holders of equity interests in a holder of common shares.
This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations and judicial and administrative interpretations, in each case as currently in effect and available. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.
Each holder of common shares should consult its own tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning or disposing of the common shares.

For the purposes of this summary, a “U.S. holder” is a beneficial owner of common shares that is, for U.S. federal income tax purposes:
•	a citizen or resident of the United States;

•	a corporation, or other entity that is treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state of the United States (including the District of Columbia);

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust.
If a partnership holds common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding common shares should consult their tax advisors. A non-U.S. holder is a beneficial owner of common shares that is not a U.S. holder.
U.S. federal income tax consequences to U.S. holders
Distributions. Subject to the discussion under “Passive Foreign Investment Company Considerations” below, the gross amount of any distribution (including any amounts withheld in respect of Dutch withholding tax) actually or constructively received by a U.S. holder with respect to common shares will be taxable to the U.S. holder as a dividend to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. The U.S. holder will not be eligible for any dividends received deduction in respect of the dividend otherwise allowable to corporations. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the common shares. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as capital gain from the sale or exchange of property. We do not maintain calculations of our earnings and profits under U.S. federal income tax principles. If we do not report to a U.S. holder the portion of a distribution that exceeds earnings and profits, the distribution will generally be taxable as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution.
Under the Code, certain dividends received by individual U.S. holders after December 31, 2002, will generally be subject to a maximum income tax rate of 15% (the prior maximum income tax rate on dividends received by individuals was 35%). This reduced income tax rate is only applicable to dividends paid by “qualified foreign corporations” and only with respect to shares held by a qualified U.S. holder (i.e., an individual) for a minimum holding period (generally, 61 days during the 120-day period beginning 60 days before the ex-dividend date). We should be considered a qualified foreign corporation under the Code. Accordingly, dividends paid by us to individual U.S. holders on shares held for the minimum holding period may be eligible for a reduced income tax rate. The reduced tax rate for qualified dividends is scheduled to expire on December 31, 2010, unless further extended by Congress. Each U.S. holder should consult its own tax advisor concerning whether dividends received by them qualify for the reduced rate.
The amount of any distribution paid in a currency other than U.S. dollars (a “foreign currency”) including the amount of any withholding tax thereon, will be included in the gross income of a U.S. holder in an amount equal to the U.S. dollar value of the foreign currencies calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the foreign currencies are translated into U.S. dollars. If the foreign currencies are translated into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the foreign currencies received in the distribution are not translated into U.S. dollars on the date of receipt, a U.S. holder will have a basis in the foreign currencies equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currencies will be treated as ordinary income or loss.
Dividends received by a U.S. holder with respect to common shares will be treated as foreign source income for the purposes of calculating that holder’s foreign tax credit limitation. Subject to certain conditions and limitations, and subject to the discussion in the next paragraph, any Dutch income tax withheld on dividends may be deducted from taxable income or credited against a U.S. holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us generally will constitute “passive income.” In the case of some U.S. holders, dividends distributed by us may constitute “general category income”. In certain circumstances, a U.S. holder may be unable to claim foreign tax credits for foreign taxes imposed on a dividend if the U.S. holder (1) has not held the common shares for at least 16 days in the 31-day period beginning 15 days before the ex-dividend date, during which it is not protected from risk of loss; or (2) is obligated to make payments related to the dividends. Under the Code, the amount of the qualified dividend income paid by us to a U.S. holder that is subject to the reduced dividend income tax rate and that is taken into account for purposes of calculating the U.S. holder’s U.S. foreign tax credit limitation must be reduced by the “rate differential portion” of such dividend (which, assuming a U.S. holder in the highest income tax bracket, would generally require a reduction of the dividend amount by approximately 57.14%). Each U.S. holder should consult its own tax advisor regarding the implication of the new U.S. tax legislation on the calculation of U.S. foreign tax credits.
In general, upon making a distribution to shareholders, we are required to remit all amounts withheld as Dutch dividend withholding tax to Dutch tax authorities and, in such circumstances, the full amount of the taxes so withheld would generally (subject to certain limitations and conditions) be eligible for the U.S. holder’s foreign tax deduction or credit as described above. The Dutch dividend withholding tax may not be creditable against a U.S. holder’s U.S. federal income tax liability, however, to the extent that we are allowed to reduce the amount of dividend withholding tax to be paid to the Dutch tax authorities with respect to dividend distributions out of dividends received from qualifying non-Dutch subsidiaries that have been subject to a foreign withholding tax of at least 5%. The reduction reduces the amount of dividend withholding tax that we are required to pay to the Dutch tax authorities but does not reduce the amount of tax we are required to withhold from dividends paid to U.S. holders. In these circumstances, it is likely that the portion of dividend withholding tax that we are not required to pay to the Dutch tax authorities with respect to dividends distributed to U.S. holders would not qualify as a creditable tax for U.S. foreign tax credit purposes. U.S. holders are urged to consult their tax advisers regarding the general creditability or deductibility of Dutch withholding taxes.
A distribution of additional common shares to U.S. holders with respect to their common shares that is made as part of a pro rata distribution to all shareholders generally will not be subject to U.S. federal income tax unless U.S. holders can elect that the distribution be payable in either additional common shares or cash. We expect that U.S. holders would have this option upon each distribution. Accordingly, a distribution of additional common shares to U.S. holders with respect to their common shares where U.S. holders may elect that distribution to be payable in additional common shares or cash will be taxable under the rules described above
Sale or Other Disposition of Shares. Subject to the discussion under “Passive Foreign Investment Company Considerations” below, a U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale or exchange of common shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. holder’s tax basis for those common shares. This gain or loss will generally be a capital gain or loss and will generally be treated as from sources within the United States. U.S. holders should consult their own tax advisors with respect to the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts or estates that have held the common shares for more than one year) and capital losses (the deductibility of which is subject to limitations).
If a U.S. holder receives foreign currency upon a sale or exchange of common shares, gain or loss, if any, recognized on the subsequent sale, conversion or disposition of such foreign currency will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. However, if such foreign currency is translated into U.S. dollars on the date received by the U.S. holder, the U.S. holder generally should not be required to recognize any gain or loss on such conversion.
When a U.S. holder’s basis in the common shares includes any amount recognized under the passive foreign investment company (PFIC) rules (described below) and the U.S. holder recognizes a loss on the transaction with respect to such amounts that exceeds certain specified thresholds, the U.S. holder may be required to specifically disclose certain information with respect to the transaction on its tax return under recently issued tax disclosure regulations. U.S. holders should consult their own tax advisors as to the applicability of these disclosure regulations.
Redemption of Common Shares. The redemption of common shares by us should be treated as a sale of the redeemed shares by the U.S. holder (which is taxable as described above under “Sale or Other Disposition of the Common Shares”) or, in certain circumstances, as a distribution to the U.S. holder (which is taxable as described above under “Distributions”).
Passive Foreign Investment Company Considerations. A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either: (1) at least 75% of its gross income is passive income, or (2) on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. In arriving at this calculation, we must also include a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest, as determined by the value of such corporation. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. Based on our estimated gross income, the average value of our gross assets, and the nature of the active businesses conducted by our “25% or greater” owned subsidiaries, we do not believe that we will be classified as a PFIC in the current taxable year. Our status in any taxable year will depend on our assets and activities in each year and because this is a factual determination made annually at the end of each taxable year, there can be no assurance that we will not be considered a PFIC for any future taxable year. If we were treated as a PFIC in any year during which a U.S. holder owns common shares, certain adverse tax consequences could apply, including an increase in the U.S. federal income tax rate from a maximum income tax rate of 15% to 35% for dividends received by U.S. individual holders if we are a PFIC in our taxable year in which we pay the dividend or the preceding taxable year. U.S. holders should consult their own tax advisors with respect to any PFIC considerations.
Backup Withholding and Information Reporting. Generally, a “backup” withholding tax of up to 30% and information reporting requirements will apply to dividends paid on our common shares to a non-corporate U.S. holder who fails to provide a correct taxpayer identification number and other information or fails to comply with certain other requirements. The proceeds from a sale of our common shares by a U.S. holder will be subject to U.S. backup withholding tax and information reporting unless the U.S. holder has provided the required certification or has otherwise established an exemption.
A U.S. holder can establish an exemption from the imposition of backup withholding tax by providing a duly completed Internal Revenue Service Form W-9 to its broker or paying agent, reporting its taxpayer’s identification number (which, in the case of an individual, is the individual’s social security number) or by otherwise establishing its corporation or exempt status.
Any amounts withheld under the backup withholding rules from a payment to a U.S. holder will be allowed as a refund or a credit against the U.S. holder’s U.S. federal income tax, provided that the required information is furnished to the Internal Revenue Service.
F. Dividends and paying agents
Not applicable.
G. Statement by experts
Not applicable.
H. Documents on display
You may read and copy our registration statement and its exhibits and reports and other information we furnish to or file with the SEC at the SEC’s Public Reference Room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet web site at www.sec.gov, from which you can electronically access our registration statement and its exhibits and reports and other information. You may also inspect our materials at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.
I. Subsidiary information
Not applicable.
Item 11. Quantitative and Qualitative Disclosures About Market Risk
The following discussion addresses our exchange rate risk, our interest rate risk and our commodity price risk. For additional information with respect to our market risk, see Note 16 “Financial instruments and risks” to our consolidated financial statements.
     Exchange rate risk
Our reporting currency is the U.S. Dollar, but we conduct substantially all of our business in the local currencies of the countries in which we operate. For this reason, we are exposed to risk from exchange rate fluctuations when our revenues, expenses, assets and liabilities are translated from local currencies to U.S. Dollars.
We are not parties to any arrangements to hedge our exposure to exchange rate risks. However, wherever possible we incur liabilities in the same currency in which the business unit incurring the liability receives its revenue. When liabilities are not denominated in the functional currency of the relevant business unit, exchange rate exposure is mitigated through contractual or negotiated rate increases and may further be mitigated by entering into currency swaps on a selected basis.
However, in June 2006 we took a different approach when drawing £38 million of term loans to be used to finance a portion of the distribution to shareholders in connection with Biwater’s acquisition of Nuon’s interest in us. Management took into account the effect that a strengthening of the British Pound sterling would have on the value of the profits reported by our U.K. project company in U.S. Dollar terms as well as the net equity in our U.K. project company, both of which would increase under such circumstances. These term facilities were drawn by our U.K. project company and our U.K. management services subsidiary and immediately loaned to us as British Pound sterling-denominated inter-company loans. In November 2006, our U.K. project company lent us a further £4 million in connection with the acquisition of our China projects in connection with the acquisition of our China projects, which was fully repaid in December 2007.
We report our financial position and results of operations in U.S. Dollars and are therefore required by Dutch GAAP and U.S. GAAP to retranslate these monetary liabilities at the period end exchange rate each time we prepare a balance sheet and to report the differences on retranslation in our statement of income for the period then ended.
Principally because the British Pound sterling generally strengthened against the U.S. Dollar since the end of the first quarter of fiscal year 2007 through to the middle of the third quarter of our fiscal year 2008, we are reporting foreign exchange losses in our consolidated statement of income for fiscal year 2008 in the amount of $2.4 million. Of the $2.4 million, $1.8 million relates to the aggregate £42 million of British Pound sterling denominated loans discussed above. These loans were repaid using the proceeds from our initial public offering. Consequently, our statement of income exposure to the results of retranslating British Pound sterling-denominated net assets into U.S. Dollars for financial reporting purposes is considerably reduced from the end of fiscal year 2008.
Our financial results are currently mainly exposed to gains or losses arising from fluctuations in the translation of our underlying local currency revenue into U.S. Dollars. Exchange differences resulting from settlement and translation of monetary assets and liabilities are charged or credited to the exchange rate results in the statement of income. A 10% average decrease in the value of the U.S. Dollar in fiscal year 2008 would have resulted in an $16.9 million and $5.0 million increase in revenue and operating profit, respectively. A 10% average increase in the value of the U.S. Dollar in fiscal year 2008 would have resulted in a $13.7 million and $4.0 million decrease in revenue and operating profit, respectively. In addition, as of March 31, 2008, 79% of our long term debt was denominated in British pounds and the remaining 21% in other currencies. Accordingly, our future financial results will be subject to fluctuation caused by changes in the value of the British Pound sterling when we settle these debt obligations.
     Interest rate risk
We are exposed to interest rate risk on the interest-bearing receivables (primarily comprised of securities and cash at bank and in hand) and interest-bearing long-term and current liabilities.
We are exposed to the consequences of variable interest rates on receivables and liabilities. In relation to fixed-rate liabilities, we are exposed to market values. We have not entered into any derivative contracts to hedge the interest-rate risk on receivables.
We are exposed to interest rate risk with respect to our variable rate long term borrowings. Based on our gross variable interest expense for fiscal year 2008, a 10% relative increase in our variable interest rates would have resulted in an approximate increase of $0.1 million in our gross interest expense based on the variable rate long term borrowings in existence as at March 31, 2008 With respect to certain fixed-rate liabilities owed to financial institutions, we have sometimes entered into interest rate swap agreements through which we effectively received fixed payments, and paid variable ones. We have not been party to any interest rate swap arrangement since the sale of our wastewater treatment plant in Mexico in October 2004.
As of March 31, 2008, $142.3 million of our debt was index-linked to a U.K. inflation index so we have an exposure to U.K. inflation rates. However, we have a hedge for most of this exposure because the inflation index used by the lenders is the same index used by Ofwat to increase annually the rates of our U.K. project company and the underlying regulatory value of the fixed assets of our U.K. project company, although there may be up to a six-month lag between the application of a change in the index in connection with the debt and the application of a change in the index to our rates.
     Commodity price risk
Electrical power is a key input cost to our businesses. Our U.K. operations endeavor to limit the downside risk of short term increases in electricity prices by participating with other large electricity purchasers to increase purchasing power with electricity suppliers and also to make forward purchases, or to fix price limits that will trigger forward purchases, for up to one year. We do not have any commodity hedges in place at present nor have we had any commodity hedges in place in the past. Based on our results for fiscal year 2008, a 10% increase in electricity costs in our continuing operations would result in an approximate increase of $1.0 million in raw and auxiliary materials and other external costs.
Item 12. Description of Securities Other than Equity Securities
Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
There have been no defaults, dividend arrearages and delinquencies during the periods covered by this annual report.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
A-D. None
E. Use of proceeds
The information regarding use of proceeds set out below relates to the Securities Act registration statement of Cascal N.V. effective January 28, 2008 with the Commission file number of 333-148508 and an offering date of January 29, 2008.
In the offering, 12,000,000 shares plus an over-allotment of 690,800 shares were sold and the offering is now terminated.
The managing underwriters for the offering were J.P. Morgan Securities Inc., who acted as representative of the underwriters, Credit Suisse Securities (USA) LLC, Janney Montgomery Scott LLC and HSBC Securities (USA) Inc.
Information on the common shares registered under this offering is shown below. Common shares were the only class of security registered under this offering.

Shares offered by Cascal N.V.	8,710,000 shares
Shares offered by the selling shareholder	3,980,800 shares*
Offering price	$12.00 per share

*	Includes 698,800 shares pursuant to the partial exercise of the overallotment option granted to the underwriters.
From the effective date of the Securities Act registration statement until March 31, 2008 the expenses incurred by Cascal N.V. were as follows.

Expense	Amount
Registration Fee	$9,845
NASD Filing Fee	25,051
New York Stock Exchange Listing Fees	104,801
Printing and engraving expenses	1,200,053
Legal fees and expenses	3,337,102
Accounting fees and expenses	6,179,352
Transfer agents fees	2,745
Miscellaneous	163,651

Total expenses borne by Cascal N.V.	$11,022,600

No payments were made to the directors, officers or general partners of the issuers or their associates. All payments were made directly to the parties concerned.
The net proceeds received from the offering were $86,181,000. We did not receive any of the proceeds from the sales of shares sold by the selling shareholder.
The following proceeds from the offering have been used up to and including March 31, 2008:
•	Repayment of £38 million debt — $75,547,000

•	Acquisition of a 49% interest in an equity joint venture providing water services to the city of Yancheng, China by our 87% subsidiary, The China Water Company — $10,634,000 (total acquisition price $28,534,000).
Item 15. Controls and Procedures
Not applicable.
Item 15T. Controls and Procedures
(a) Disclosure Controls and Procedures
We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Cascal N.V.’s controls and procedures are designed to provide reasonable assurance of achieving these objectives.
Management has carried out an evaluation under the supervision, and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer and General Counsel, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of March 31, 2008. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 31, 2008 to provide reasonable assurance of achieving their intended objectives.
There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their intended objectives.
(b) Internal control over financial reporting
This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.
Under the supervision and with the participation of our senior management, including our Chief Executive Officer and Chief Financial Officer, we are in the process of conducting further evaluation of our controls over financial reporting for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. As this evaluation process is brought to completion we may identify further material weaknesses or significant deficiencies in addition to those referred to in the following paragraph.
In connection with the audit of our consolidated financial statements for the years ended March 31, 2007 and 2008, our independent registered public accounting firm identified certain control deficiencies. For the year ended March 31, 2007 certain control deficiencies, particularly with respect to our accounting for deferred income taxes, were determined to be a “material weakness”. That material weakness was defined as a control deficiency, or combination of control deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected.
For the year ended March 31, 2008 certain control deficiencies have been identified which we are currently addressing. We have allocated, and will continue to allocate, significant additional resources to remediate the deficiencies identified in our controls over financial reporting as soon as possible.

Although our internal controls over financial reporting were designed to provide reasonable assurance of achieving their objectives, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control sytems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls is also based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.
(c) Changes in internal control over financial reporting
We are continuing to place significant emphasis on improving our systems of internal control over financial reporting. The following specific changes have been implemented or are in progress:
I.	We have recruited, and will continue to recruit, additional accounting and finance personnel at our locations in the United Kingdom and Hong Kong. These additional personnel are involved in the identification, documentation and design of key controls as prescribed in Section 404 of the Sarbanes-Oxley Act.

II.	We have recently recruited a Head of Internal Audit as a prelude to further recruitment to our internal audit department. We aim to more firmly establish our internal audit function within the group and have it work on a defined program of internal audits as agreed directly with our audit committee.

III.	Our central finance function is currently engaged in implementing a new financial consolidation and reporting database to replace the spreadhseet based consolidation tool that we have utilized since 2000. As well as providing management with a quicker and more flexible reporting application, the new database contains many of the internal controls processes and audit trails that our existing tool cannot emulate.

IV.	Senior management of all of our principal operations have, or in the next few months will, become involved in the design of enhanced internal controls in accordance with our timeline for end of fiscal year 2009 compliance with Section 404 of the Sarbanes-Oxley Act.
We believe these measures along with other measures already implemented have led and will continue to lead to an improvement in our systems of internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
The board of directors has determined that Mr. Willy A. Biewinga is the financial expert serving on our audit committee as described under Item 6 “Directors, Senior Management and Employees — Board practices”.
Mr. Biewinga is independent under applicable New York Stock Exchange listing standards.
Item 16B. Code of Ethics
We have adopted a written Code of Ethics that applies to all employees and executive officers, including our Chief Executive Officer and Chief Financial Officer. A copy of our Code of Ethics is available for review on our web site (www.cascal.co.uk).

Item 16C. Principal Accountant Fees and Services
The principal accountant fees and services for the fiscal years 2008 and 2007 are shown below.

Fees and services rendered ($’000)	2008	2007

Audit Fees	1,265	1,033
Audit-Related Fees	305	14
Tax Fees	163	225
All Other Fees	1,231	2,972
Audit-Related Fees consist of reviews of quarterly financial statements.
Tax Fees consist of tax compliance and tax return preparation and review.
Other Fees consist of work on SEC and other external non-regulatory reporting requirements, audits required by regulatory bodies and other non-audit and non-tax professional advice.
We have established a policy addressing the independence of our external auditors and the provision of services by our external auditors. In limiting the extent of non-audit services that the external auditors can provide we aim to reduce the potential for their independence and objectivity to become compromised.
Our external auditors may only provide certain permissible audit services, audit related services and non-audit services that have been pre-approved by the Audit Committee.
The Audit Committee has granted general pre-approval to all permissible services to be provided by the Company’s external auditors not in excess of $150,000 in aggregate in any fiscal year and that do not exceed $30,000 per individual service provided.
The Audit Committee must specifically pre-approve all services in excess of these amounts. Certain permissible audit services, audit related services and non-audit services that our Audit Committee may pre-approve pursuant to this policy have been set out below.
Each year the Audit Committee shall review the list of permissible pre-approved services and may make additions to or deletions from it.
Permissible audit services include:
•	Statutory audits or financial audits for subsidiaries or jointly controlled entities, including issuing the opinion for Company reporting purposes and on the statutory financial statements;

•	Audit of the financial statements contained in our annual report on Form 20-F, and other services associated with SEC registration statements, periodic reports and other documents filed with the SEC; and
Permissible audit related services include:
•	Review of quarterly financial statements for submission to the SEC under Form 6-K

•	Accounting consultations on matters not reflected in the Company’s financial statements;

•	Participate at workshops, seminars and conferences organized by management to consider recent developments in GAAP;

•	Provision of accounting technical publications, including copies of the current edition of the firm’s Manual of Accounting;

•	Audits on divestments and acquisitions;

•	Employee benefit plan audits;

•	Internal control reviews; and

•	Accounting and fraud investigation.
Permissible non-audit services include:

•	Audit of special purpose financial statements prepared for submission to independent regulators of our subsidiaries or jointly controlled entities.

•	Tax compliance, planning and related implementation advice;

•	Due diligence assistance relating to acquisitions and/or disposals; and

•	Due diligence other than in respect of acquisitions.

In the event that services to be provided by the external auditor do not fit within the various pre-approved services under this policy, the service in question is to be brought to the attention of the Chief Financial Officer, in writing. The Chief Financial Officer will then seek pre-approval from the Chairman of the Audit Committee.
Our audit committee was formed following the completion of our initial public offering in January 2008. Since our initial public offering all fees and services to be performed by our external auditors have been approved by the audit committee. Prior to the audit committee's establishment the fees and services provided by our external auditors were approved by our Chief Executive Officer and Chief Financial Officer in consultation with other members of our previous Supervisory Board.
Item 16D. Exemptions from the Listing Standards for Audit Committees
We rely on the exemption from the independence standards for a minority of the members of our Audit Committee, which exemption continues for one (1) year from the effective date of our registration statement on January 28, 2008. Such reliance will not materially adversely affect the ability of our Audit Committee to act independently.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
No purchases of equity securities have been made by us or any affiliated purchasers in the periods presented in this annual report.

PART III
Item 17. Financial Statements
Our consolidated financial statements are included at the end of this annual report at pages F-1 to F-64.
Item 18. Financial Statements
We furnish financial statements pursuant to Item 17.
Item 19. Exhibits

Exhibit
Number	Description

1.1	Articles of Association. (1)

2.1	Specimen Share Certificate. (1)

4.1.1	Instrument of Appointment by the Secretary of State for the Environment of The Bournemouth and District Water Company (now Bournemouth & West Hampshire Water Plc) as a water undertaker under the Water Act of 1989. (2)

4.1.2	Water Industry Act 1991 Section 13 Modifications of the Conditions of Appointment of Bournemouth and West Hampshire Water plc, effective April 1, 2005. (2)

4.1.3	Water Act 2003, Modification of the Conditions of Appointment of All Water and Sewerage Undertakers and All Water Undertakers, effective September 15, 2005. (2)

4.1.4	Water Act 2003, Section 37(4) and (5), Modification of Condition N of the Conditions of Appointment of Every Water Undertaker and Every Water and Sewerage Undertaker in England and Wales, effective October 1, 2005. (2)

4.1.5	Water Act 2003, Modification of the Conditions of Appointment of All Water and Sewerage Undertakers and All Water Undertakers, effective September 1, 2006. (2)

4.1.6	Water Industry Act 1991, Section 13(1) Modification of the Conditions of Appointment of Bournemouth and West Hampshire Water plc, effective December 15, 2006. (2)

4.1.7	Water Act 2003, Modification of the Conditions of Appointment of All Water and Sewerage Undertakers and All Water Undertakers, effective September 1, 2007. (2)

4.2.1	Share Purchase Agreement, dated June 27, 2006, between Biwater Plc, Adrian Edward White, and Cascal B.V. (2)

4.2.2	Supplement dated November 23, 2006, to the Share Purchase Agreement, dated June 27, 2006, between Biwater Plc, Adrian Edward White, and Cascal B.V. (2)

4.2.3	Addendum dated November 2, 2007, to Share Purchase Agreement, dated June 27, 2006, between Biwater Plc, Adrian Edwin White and Cascal B.V. (2)

4.3	Amended and Restated Secured Index-Linked Term Facility Agreement £65,000,000 Facility Agreement, dated April 20, 2005, made between Bournemouth & West Hampshire Water PLC, Bournemouth & West Hampshire Water Holdings Limited, Artesian Finance II PLC, Bournemouth Water PLC, West Hampshire Water PLC, and The Royal Bank of Scotland PLC, acting as Agent and as Index Calculation Agent. (2)

4.4.1	£10,110,000 Term and Letter of Credit Facility Agreement, dated June 21, 2006, made between Cascal Services Limited and The Royal Bank of Scotland PLC, as original Lender, Issuing Bank, Arranger and Agent. (2)

4.4.2	Amendment Agreement, dated June 29, 2007, relating to the £10,110,000 Term and Letter of Credit Facility Agreement, dated June 21, 2006, between Cascal Services Limited and The Royal Bank of Scotland PLC, acting as the sole Lender, Issuing Bank, Arranger and Agent. (2)

4.4.3	Subordination Agreement, dated June 29, 2007, among Cascal Services Limited, as Borrower, The Royal Bank of Scotland, as the Senior Creditor, and Biwater Capital PLC, as the Junior Creditor. (2)

Exhibit
Number	Description

4.5	£32,690,000 Subordinated Secured Term and Letter of Credit Facility Agreement, dated June 21, 2006, made between Bournemouth & West Hampshire Water Plc, The Royal Bank of Scotland PLC, as arranger, The Financial Institution listed in Schedule 1, as lender, The Royal Bank of Scotland PLC, as issuing bank, The Royal Bank of Scotland PLC, as agent of the other Facility Parties, and Cascal B.V. (2)

4.6.1	Secured Term Loan Facility Agreement, dated August 10, 2000, between The Greater Nelspruit Utility Company (Proprietary) Limited, The Development Bank of Southern Africa Limited, and Nedbank Limited. (2)

4.6.2	Amendment, dated August 4, 2005, to the Secured Term Loan Facility Agreement, dated August 10, 2000, between The Greater Nelspruit Utility Company (Proprietary) Limited, The Development Bank of Southern Africa Limited, and Nedbank Limited. (2)

4.7	Agreement Relating to Registration Rights and Other Matters between Biwater Investments Limited and Cascal B.V., dated as of January 1, 2008. (2)

4.8	Non-compete, Confidentiality and Director Non-Removal Agreement between Biwater plc and Cascal B.V., dated as of January 3, 2008. (2)

4.9	Operations and Maintenance Agreement, dated July 6, 2000, by and between Aguas De Panama, S.A. and Biwater International Limited. (2)

4.10.1	Fortis Letter of Guarantee of Loan Agreement between Siza Water Company (Proprietary) Limited and Biwater PLC, dated September 14, 2007. (2)

4.10.2	Deed of Indemnity, dated November 16, 2007, by Cascal B.V. for the benefit of Biwater Plc, in relation to Letter of Guarantee issued by Fortis Bank S.A./N.V., dated September 14, 2007. (2)

4.11.1	Amsterdam Letter Lease, dated September 26, 2006, between Equity Trust Co. N.V. and Cascal B.V. (2)

4.11.2	Side Agreement, dated October 3, 2006, between Cascal B.V. and Biwater Contracting B.V. relating to Amsterdam office lease. (2)

4.12	Intercompany Loan Agreement between Biwater PLC and Cascal B.V., dated April 30, 2007. (2)

4.13	Intercompany Loan Agreement between Cascal B.V. and Biwater PLC, dated June 21, 2007. (2)

4.14	Intercompany Loan Agreement between Cascal Services Limited and Biwater PLC, dated June 21, 2007. (2)

4.15	Intercompany Loan Agreement between Biwater B.V. and Cascal B.V., dated December 21, 2007, relating to the Deed of Priorities, dated November 16, 2007, between Biwater, Cascal and HSBC Bank plc. (1)

4.16.1	Intercompany Loan Agreement between Cascal B.V. and Biwater PLC, dated June 28, 2006. (2)

4.16.2	Amendment No. 1 to the Intercompany Loan Agreement, dated December 13, 2006, between Cascal B.V. and Biwater Plc. (2)

4.16.3	Amendment No. 2 to the Intercompany Loan Agreement, dated April 12, 2007, between Cascal B.V. and Biwater PLC. (2)

4.17.1	Loan Agreement, dated April 11, 2003, between Aguas de Panama, S.A. and International Finance Corporation. (2)

4.17.2	Amendment and Waiver Agreement No. 1 to Loan Agreement, dated June 27, 2003, between Aguas de Panama, S.A. and International Finance Corporation. (2)

4.17.3	Amendment Agreement No. 2 to Loan Agreement, dated October 28, 2003, between Aguas de Panama, S.A. and International Finance Corporation. (2)

4.17.4	Deed of Indemnity, dated November 16, 2007, by Cascal B.V. for the benefit of Biwater Plc, in relation to Guarantee and Share Retention Agreement between Aguas de Panama S.A. and International Finance Corporation, dated April 11, 2003. (2)

4.18	Services Agreement between Biwater International Limited and Cascal Services Limited, dated October 1, 2006. (2)

4.19	Office Sharing Agreement between Biwater Plc and Cascal Services Limited, dated October 1, 2006. (2)

4.20	Agreement for Office Space for Cascal Manager in Biwater Eko Activ Office in Sofia Bulgaria, dated December 5, 2007. (2)

4.21.1	Fifth Definitive Trust Deed and Rules of Biwater Retirement and Security Scheme, Ex-WCAPS Edition, dated April 1, 2003, among Biwater Plc and the Trustees. (2)

4.21.2	Biwater Retirement and Security Scheme, Deed of Correction, dated May 14, 2003. (2)

Exhibit
Number	Description

4.21.3	Biwater Retirement and Security Scheme, Deed of Alteration, dated June 24, 2003. (2)

4.21.4	Biwater Retirement and Security Scheme, Deed of Alteration, dated September 29, 2003. (2)

4.21.5	Biwater Retirement and Security Scheme, Deed of Alteration, dated September 30, 2003. (2)

4.21.6	Biwater Retirement and Security Scheme, Deed of Alteration, dated July 9, 2004. (2)

4.21.7	Biwater Retirement and Security Scheme, Deed of Adherence in respect of Farrer Consulting Limited, dated May 10, 2006. (2)

4.21.8	Biwater Retirement and Security Scheme, Deed of Alteration, dated January 18, 2008. (1)

4.21.9	Biwater Retirement and Security Scheme, Deed of Agreement, dated January 23, 2008. (1)

4.22	Name License between Biwater plc and Cascal N.V., dated as of November 1, 2007. (2)

4.23	Name License between Cascal N.V. and Biwater plc, dated as of November 1, 2007. (2)

4.24	2008 Long Term Incentive Plan. (2)

4.25	2008 Non-Executive Director Share Ownership Plan. (2)

4.26	Amendment and Restatement Agreement, dated June 12, 2008, for Cascal N.V. arranged by HSBC Bank PLC as Arranger, Agent, Security Agent, and Issuing Bank (relating to a Facility Agreement originally dated June 25, 2007, as amended and restated on November 2, 2007 and as further amended on November 19, 2007).

4.27	Fee Letter, dated as of August 10, 2007, to Cascal B.V. from Biwater Plc. (2)

6.1	Statement Regarding Computation of Per Share Earnings.

8.1	Subsidiaries of Cascal.

12.1	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act.

12.2	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act.

13.1	Certification furnished pursuant to Rule 13a-14(b) of the Securities Exchange Act (such certificate is not deemed filed for purpose of Section 18 of the Securities Exchange Act and is not deemed to be incorporated by reference into any filing under the Securities Act or the Securities Exchange Act).

13.2	Certification furnished pursuant to Rule 13a-14(b) of the Securities Exchange Act (such certificate is not deemed filed for purpose of Section 18 of the Securities Exchange Act and is not deemed to be incorporated by reference into any filing under the Securities Act or the Securities Exchange Act).

(1)	Incorporated by reference to our Registration Statement on Form F-1/A, File No. 333-148508, filed with the SEC on January 23, 2008.
(2)	Incorporated by reference to our Registration Statement on Form F-1, File No. 333-148508, filed with the SEC on January 7, 2008.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CASCAL N.V.
	By:	/s/ Stephane Richer
		Name:	Stephane Richer
Date: June 25, 2008		Chief Executive Officer

Report of Independent Registered Public Accounting Firm
To the board of directors and shareholders of Cascal N.V.:
We have audited the accompanying consolidated balance sheets of Cascal N.V. and its subsidiaries as of March 31, 2008 and March 31, 2007, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cascal N.V. and its subsidiaries at March 31, 2008 and March 31, 2007, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2008 in conformity with accounting principles generally accepted in The Netherlands.
As described in note 1 to the consolidated financial statements, these financial statements have been prepared for the purposes of an annual U.S. Securities and Exchange Commission filing and do not represent the Statutory Annual Report & Accounts of the Company as of March 31, 2008 or March 31, 2007 or for any of the periods presented as required under the Dutch Civil Code.
Accounting principles generally accepted in The Netherlands vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 26.
PricewaterhouseCoopers Accountants N.V.
Amsterdam, The Netherlands
June 25, 2008

/s/ B. Koolstra RA
B. Koolstra RA

Cascal
Consolidated Balance Sheets

		March 31,	March 31,
Amounts expressed in thousands of USD	Notes	2008	2007
Assets
Fixed Assets
Intangible fixed assets	5	18,424	17,146
Tangible fixed assets	6	366,357	334,120
Financial fixed assets	7	26,685	26,381

		411,466	377,647

Current Assets
Stocks and work in progress	8	2,083	2,063
Debtors	9	54,474	76,858
Cash at bank and in hand	10	54,380	28,321

		110,937	107,242

Total Assets	18	522,403	484,889

Shareholders’ Equity & Liabilities
Shareholders’ equity		136,726	38,552
Minority shareholders’ interest	11	16,101	10,568

Group Equity		152,827	49,120

Negative goodwill	12	1,232	1,167
Provisions & deferred revenue	13	126,341	113,268
Long term liabilities	14	190,190	245,069
Current liabilities	15	51,813	76,265

Total Liabilities	18	369,576	435,769

Total Shareholders’ Equity and Liabilities		522,403	484,889

The accompanying notes form an integral part of these consolidated financial statements.

Cascal
Consolidated Statements of Income

Amounts, except share and per		Year ended March 31, 2008			Year ended March 31, 2007			Year ended March 31, 2006
share amounts, expressed in		Continuing	Discontinued		Continuing	Discontinued		Continuing	Discontinued
thousands of USD	Notes	Operations	Operations	Total	Operations	Operations	Total	Operations	Operations	Total
Revenue	18	157,777	2,865	160,642	118,567	3,136	121,703	100,820	9,776	110,596

Operating Expenses
Raw and auxiliary materials and other external costs		31,629	689	32,318	20,089	701	20,790	17,491	1,972	19,463
Staff costs	18,19	33,214	673	33,887	22,938	660	23,598	19,023	1,889	20,912
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	18,20	22,740	46	22,786	17,932	48	17,980	15,353	713	16,066
(Profit)/Loss on disposal of intangible and tangible fixed assets		(749)	—	(749)	(989)	—	(989)	201	—	201
Other operating charges		30,391	1,000	31,391	22,052	1,258	23,310	19,785	2,683	22,468
Incremental offering-related costs		767	—	767	809	—	809	—	—	—

		117,992	2,408	120,400	82,831	2,667	85,498	71,853	7,257	79,110
Operating Profit	18	39,785	457	40,242	35,736	469	36,205	28,967	2,519	31,486

Gain on disposal / termination of subsidiary	21	—	1,691	1,691	—	—	—	—	4,135	4,135

Net Financial Income and Expense
Exchange rate results		(2,267)	(114)	(2,381)	(6,778)	(4)	(6,782)	(246)	—	(246)
Interest income	18	2,839	96	2,935	2,652	35	2,687	4,252	65	4,317
Interest expense	18	(20,165)	(73)	(20,238)	(16,380)	(17)	(16,397)	(11,134)	(1,361)	(12,495)

		(19,593)	(91)	(19,684)	(20,506)	14	(20,492)	(7,128)	(1,296)	(8,424)

Profit before Taxation		20,192	2,057	22,249	15,230	483	15,713	21,839	5,358	27,197
Taxation	18,22	(9,359)	(357)	(9,716)	(6,806)	(138)	(6,944)	(6,894)	(1,305)	(8,199)

Profit after Taxation		10,833	1,700	12,533	8,424	345	8,769	14,945	4,053	18,998
Minority Interest	11	(945)	—	(945)	(753)	—	(753)	(253)	(125)	(378)

Net Profit	18	9,888	1,700	11,588	7,671	345	8,016	14,692	3,928	18,620

Earnings per share — Basic and Diluted	24	0.42	0.07	0.49	0.36	0.01	0.37	0.67	0.18	0.85

Weighted average number of shares — Basic and Diluted	24	23,329,982	23,329,982	23,329,982	21,849,343	21,849,343	21,849,343	21,849,343	21,849,343	21,849,343

The accompanying notes form an integral part of these consolidated financial statements.

Cascal
Consolidated Statements of Changes in Shareholders’ Equity
The changes in shareholders’ equity are summarized as follows:

		Common Shares
	Issued				Unallocated
	share	Share premium	Currency	Retained	results
Amounts expressed in thousands of USD	capital	account	translation	earnings	for the year	Total
Balance at March 31, 2005	14,169	112,916	7,751	(18,123)	10,200	126,913

Appropriation of prior year’s result	—	—	—	2,090	(2,090)	—
Premium on redemption of preference shares	—	—	—	(25,875)	—	(25,875)
Net result for the year	—	—	—	—	18,620	18,620
Currency translation	(943)	939	(619)	—	4	(619)

Net movement for the year	(943)	939	(619)	(23,785)	16,534	(7,874)

Balance at March 31, 2006	13,226	113,855	7,132	(41,908)	26,734	119,039

Appropriation of prior year’s result	—	—	—	13,003	(13,003)	—
Distributions to shareholders	—	(86,400)	(595)	—	(7,402)	(94,397)
Net result for the year	—	—	—	—	8,016	8,016
Currency translation	1,321	(1,316)	5,894	—	(5)	5,894

Net movement for the year	1,321	(87,716)	5,299	13,003	(12,394)	(80,487)

Balance at March 31, 2007	14,547	26,139	12,431	(28,905)	14,340	38,552

Appropriation of prior year’s result	—	—	—	—	—	—
Issue of shares	6,466	98,218	—	—	—	104,684
Costs of share issue	—	(18,503)	—	—	—	(18,503)
Distributions to shareholders	—	(4,000)	—	—	—	(4,000)
Transfer of reserves	—	(12,804)	—	28,905	(16,101)	—
Net result for the year	—	—	—	—	11,588	11,588
Currency translation	3,207	(1,266)	2,464	—	—	4,405

Net movement for the year	9,673	61,645	2,464	28,905	(4,513)	98,174

Balance at March 31, 2008	24,220	87,784	14,895	—	9,827	136,726

The issued share capital and share premium account balances in the above table reflect the retroactive effect of the recapitalization and stock split as shown in note 27.
The authorized share capital of the Company as at March 31, 2008 amounts to EUR 50 million (USD 79.2 million) and consists of 100,000,000 common shares of EUR 0.50 (USD 0.79) each. Issued share capital amounts to EUR 15.3 million (USD 24.2 million) and consists of 30,566,007 common shares with a nominal value of EUR 0.50 (USD 0.79) each following the initial public offering outlined in note 27. Share capital denominated in Euros has been translated into US Dollars using the year end exchange rates set out in note 4 to these financial statements. For distributions per share see note 24 to these consolidated financial statements.
Due to the retrospective reflection of the recapitalization and stock split described in note 27 resulting in the introduction of new share capital denominated in Euros, and the associated impact on share premium, there has been an increase in currency translation when share capital was translated between Euros and US Dollars in historical periods. In future periods there will be no further currency translation in relation to share premium.
The accompanying notes form an integral part of these consolidated financial statements.

Cascal
Consolidated Statements of Cash Flows

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2008	2007	2006
Cash Flow from Operating Activities
Net profit	11,588	8,016	18,620
Adjustments for:
Minority interest	945	753	378
Taxation	9,716	6,944	8,199
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	22,786	17,980	16,066
Loss/(Profit) on disposal of intangible and tangible fixed assets	(749)	(989)	201
Amounts written off long term debtors	—	—	285
Interest income	(2,935)	(2,687)	(4,317)
Interest expense	20,238	16,397	12,495
Exchange rate results	2,381	6,782	246
Gain on disposal of subsidiary	(1,691)	—	(4,135)
Changes in provisions	6,038	(1,286)	3,972
Changes in stocks and work in progress	170	(421)	(45)
Changes in debtors	2,897	(14,331)	(2,297)
Changes in current liabilities	(2,774)	6,842	(12,203)
Changes in long term debtors	(687)	(81)	162
Interest received	1,967	1,574	4,322
Interest paid	(14,595)	(10,912)	(10,228)
Tax paid	(7,193)	(4,081)	(6,590)

	48,102	30,500	25,131

Cash Flow from Investing Activities
Purchases of intangible fixed assets	(148)	(270)	(9)
Purchases of tangible fixed assets	(34,370)	(29,108)	(25,377)
Decrease/(Increase) in restricted cash balances	269	(1,048)	(350)

Total capital expenditure	(34,249)	(30,426)	(25,736)

Proceeds from disposals of intangible fixed assets	4	—	254
Proceeds from disposals of tangible fixed assets	1,081	1,720	5,310

Total proceeds from disposals of fixed assets	1,085	1,720	5,564

Purchase of subsidiaries, net of cash	395	(26,692)	—
Proceeds from termination/disposal of subsidiaries, net of cash	2,599	2,480	17,703

	(30,170)	(52,918)	(2,469)

Cash Flow from Financing Activities
Purchase of shares from minority interests	—	—	(587)
Redemption of preference shares	—	—	(44,595)
Premium on redemption of preference shares	—	—	(25,875)
Issue of shares (net of costs of issue)	86,181	—	—
Issue of shares to minority shareholder in China Water	3,311	—	—
New loans	16,833	70,809	120,785
Loans repaid	(86,185)	(6,075)	(40,178)
Changes in bank overdrafts	(7,693)	7,400	110
Distributions made to shareholders	(4,000)	(92,612)	—
Dividend paid to minority interests	(513)	—	—

	7,934	(20,478)	9,660

Total Cash Flow	25,866	(42,896)	32,322

Exchange and translation differences on cash at bank and in hand	193	2,046	2,099

	26,059	(40,850)	34,421

Cash at bank and in hand at beginning of period	28,321	69,171	34,750

Cash at bank and in hand at end of period	54,380	28,321	69,171

The accompanying notes form an integral part of these consolidated financial statements.

Cascal
Notes to the Consolidated Financial Statements
1—General
Activities
The activities of Cascal N.V. (the “Company”), its subsidiaries and joint ventures (together, the “Group”) involve the provision of high quality water and wastewater services to customers in eight countries. These services are provided under long term contracts or licenses that typically give the Group the exclusive right to provide its services within a defined geographical area. The Group’s most significant geographical area of operations is the United Kingdom.
Group structure
Prior to June 26, 2006, the Company was a joint venture between Biwater B.V., incorporated in The Netherlands, and n.v. Nuon, incorporated in The Netherlands. On June 26, 2006, Biwater Plc acquired n.v. Nuon’s 50 per cent share in the Company. Accordingly, from June 26, 2006 until its initial public offering on January 29, 2008 the Company had been a wholly-owned subsidiary of Biwater B.V. Since January 29, 2008 until March 31, 2008 between 39% and 42% of the Company’s stock has been publicly traded with the remainder owned by Biwater Investments Limited.
Functional and reporting currency
The functional currency of each subsidiary and joint venture is generally the currency of the country in which it operates. However management also considers cash flow indicators, sales price indicators, sales market indicators, expense indicators, financing indicators and inter-company transactions and arrangement indicators in assessing the functional currency of its operations. As a result of this assessment, the Company’s functional currency is the US Dollar (“USD”) and given the international nature of the Group’s operations, the directors have chosen the USD as the Group’s reporting currency.
Basis of presentation
These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in The Netherlands (Dutch GAAP). They do not represent the Statutory Annual Report & Accounts of the Company as of March 31, 2008 or for any of the periods presented (see note 3).
Prior year comparison
These policies have been consistently applied to all the years presented, unless otherwise stated.
Basis of consolidation
The consolidated financial statements of the Company include those companies, referred to as subsidiaries, in which it, directly or indirectly, has an interest of more than 50% of the voting rights and can exercise control, or subsidiaries whose financial and operating activities it can otherwise control. Subsidiaries’ assets, liabilities and results are consolidated in full. Minority interests in Group equity and Group profit are disclosed separately.
Participating interests in joint ventures are accounted for by proportional consolidation. The Group combines its share of the joint ventures’ individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the consolidated financial statements. An entity qualifies as a joint venture if its participants jointly exercise control under a collaborative agreement.
Inter-company transactions, profits and balances between Group companies are eliminated in full for subsidiaries and proportionally in the case of joint ventures.
The consolidated financial statements are based upon a March 31 fiscal year end. Certain of the subsidiary and joint venture companies, for local statutory and regulatory reasons, have an annual reporting date of December 31. Each year the directors consider whether transactions recorded by these entities during the three months ended March 31 could cause a material distortion of the Group’s financial position or results of operations. Whenever this possibility exists adjustments are made to the consolidated financial statements in order to correct the distortion that would otherwise be present. At March 31, 2006 adjustments were made in respect of the disposal of assets located at Calama, Chile within Aguas de Quetena S.A., which took place effective January 2, 2006. Similarly adjustments were made regarding the early termination of our operation and maintenance contract in Mexico in January 2008.

The consolidated financial statements comprise Cascal N.V. together with the following subsidiary companies and participating interests in joint ventures:

		Proportion of issued
Company	Domicile	capital held
BWH Investments BV	The Netherlands	100%
BWH Holdings (South Africa) BV	The Netherlands	100%
Cascal Investment Limited (formerly Biwater Supply Limited)	United Kingdom	100	%(1)
Cascal Services Ltd	United Kingdom	100%
BWS Finance Ltd	United Kingdom	100%
Cascal Plc	United Kingdom	100	%(19)
Bournemouth & West Hampshire Water Group Ltd	United Kingdom	100%
Bournemouth & West Hampshire Holdings Ltd	United Kingdom	100%
Bournemouth & West Hampshire Water Plc	United Kingdom	100%
Bournemouth Water Plc	United Kingdom	99	%(2)
West Hampshire Water Plc	United Kingdom	99	%(3)
Bournemouth Water Ltd	United Kingdom	100%
West Hampshire Water Ltd	United Kingdom	100%
Bournemouth & West Hampshire Enterprise Limited	United Kingdom	100%
Mill Stream Insurance Limited	United Kingdom	100%
Aquacare (BWHW) Ltd	United Kingdom	100	%(20)
Pre-Heat Limited	United Kingdom	100	%(4)
Cascal (Chile) S.A.	Chile	100	%(5)
Aguas Santiago S.A.	Chile	100	%(5)
Servicios y Construcciones Biwater S.A.	Chile	100	%(5)
Inversiones Libardon S.A.	Chile	100	%(5)
Aguas Chacabuco S.A.	Chile	100	%(5)
Aguas de Quetena S.A.	Chile	100	%(5)
Bayesa S.A.	Chile	100	%(5)
Cascal BV (Chile) Limitada	Chile	100	%(5)(6)
Inversiones Cascal S.A.	Chile	100	%(5)
Inversiones Aguas del Sur Limitada	Chile	100	%(5)
Aguas de la Portada S.A.	Chile	100	%(5)(6)
Belize Water Services Ltd	Belize	83	%(7)
Biwater Ingeniera y Proyectos S.A. de C.V.	Mexico	100	%(5)(8)
Agua Mexicana y Operaciones S.A. de C.V.	Mexico	100	%(5)(8)
Cascal Operations (Pty) Limited	South Africa	100%
The Greater Nelspruit Utility Company (Pty) Ltd	South Africa	90	%(10)
Siza Water Company (Proprietary) Limited	South Africa	73.42	%(11)
P.T. Adhya Tirta Batam	Indonesia	50	%(5)(9)
P.T. Adhya Tirta Sriwijaya	Indonesia	40	%(5)(9)
Subic Water & Sewerage Company Inc.	Philippines	30	%(9)
Aguas de Panama, S.A.	Panama	100	%(1)
The China Water Company Limited	Cayman Islands	87	%(12)
The China Water Company (Xinmin) Limited	British Virgin Islands	87	%(12)(13)
The China Water Company (Yanjiao) Limited	British Virgin Islands	87	%(12)(13)(18)
The China Water Company (Qitaihe) Limited	British Virgin Islands	87	%(12)(13)
The China Water Company (Fuzhou) Limited	British Virgin Islands	87	%(12)(13)(18)
The China Water Company (Mauritius) Limited	Mauritius	87	%(12)(13)(18)
CWC Water Management Company Limited	British Virgin Islands	87	%(12)(13)(18)
China Water Company (Fuzhou) Limited	Hong Kong	87	%(13)
China Water Company (Yanjiao) Limited	Hong Kong	87	%(13)
China Water Company (Zhumadian) limited	Hong Kong	87	%(13)
China Water Company (Yancheng) Limited	Hong Kong	87	%(13)
Fuzhou CWC Water Company Limited	People’s Republic of China	62.64	%(12)(14)
(Shenyang) Xinmin CWC Water Company Limited	People’s Republic of China	79.09	%(12)(15)
Sanhe Yanjiao CWC Water Company Limited	People’s Republic of China	82.08	%(12)(16)
Qitaihe CWC Water Company Limited	People’s Republic of China	79.09	%(12)(17)

(1)	Acquired on June 30, 2006.

(2)	Company changed name to Alderney Water Plc in January 2006 and was dissolved in February 2006.

(3)	Company changed name to Knapp Mill Water Plc in January 2006 and was dissolved in February 2006.

(4)	Acquired on February 1, 2007.

(5)	Indicates a December 31 reporting date has been used for consolidation into our March 31 results, and hence the results of these companies are incorporated with a three-month lag.

(6)	Companies were dissolved in November 2004.

(7)	Interests were divested in October 2005.

(8)	Operations were terminated in January 2008.

(9)	Jointly controlled entities, reported in these financial statements under the proportional consolidation method.

(10)	Includes a 42% interest owned by Cascal Operations (Pty) Limited.

(11)	Acquired on May 3, 2007.

(12)	Acquired on November 15, 2006.

(13)	100% of issued capital held by The China Water Company Limited.

(14)	72% of issued capital held by The China Water Company (Fuzhou) Limited.

(15)	90.91% of issued capital held by The China Water Company (Xinmin) Limited.

(16)	94.34% of issued capital held by The China Water Company (Yanjiao) Limited.

(17)	90.91% of issued capital held by The China Water Company (Qitaihe) Limited.

(18)	In the process of being dissolved/wound up.

(19)	Company changed its name from Biwater Capital plc on September 26, 2007.

(20)	Company formed on March 4, 2008.
Acquisition and divestment of Group companies
The results and separately identifiable assets and liabilities of acquired companies are consolidated from the date that a controlling interest is established.
Group companies continue to be consolidated up to the date of disposal, which is the date when the Group’s controlling interest is relinquished.
Purchases of a business from a third party are treated as business combinations, and accounted for at fair value. The fair value of the separable tangible and intangible assets acquired, less the fair value of liabilities acquired, is compared with the fair value of the consideration given, and any excess of consideration over and above the fair value of net assets acquired is accounted for in local currency as goodwill, which is included in intangible fixed assets and is then amortized over its useful economic life, up to a maximum of 20 years.
Common control transactions are recorded at predecessor cost, reflecting the transferor’s carrying amount of the assets and liabilities transferred.

Cash flow statement
The cash flow statement has been prepared using the indirect method. Cash at bank and in hand is comprised of cash at banks and in hand together with deposits with an original maturity of three months or less.
Cash flows reported in foreign currencies have been translated at the average exchange rate for the relevant year. Differences due to movements in exchange rates between the average rate and the closing rate for each period, and between the closing rates for the current and preceding period, are shown separately in the cash flow statement.
Receipts and payments of interest and corporate income tax are included in the cash flow from operating activities. Dividends paid to shareholders and minority interests are included in the cash flow from financing activities.
Investments or divestments of Group companies are recognized at acquisition cost or disposal proceeds, less cash and cash equivalents in the acquired or divested company at the date of the transaction.
Restricted cash is cash subject to restrictions by agreement with the Group’s banks, both in accordance with the operation of the Group’s borrowing facilities and to collateralize bonds and other guarantees given on behalf of the Group. In the cash flow statement such cash inflows or outflows are recorded within investing activities.
2—Accounting policies
Use of estimates
The preparation of financial statements requires the directors to exercise judgment and make estimates in determining the amounts to be reported in respect of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such judgments and estimates are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Due to the inherent uncertainty involved in making these judgments and estimates, subsequent outcomes could differ from the reported amounts derived from them.
Revenue recognition
For water and wastewater customers with water meters, the amount of the receivable billed depends upon the volume supplied, including an estimate of the sales value of units supplied between the date of the last meter reading and the end of the fiscal period. Meters are read on a cyclical basis and the Company recognizes revenue for unbilled amounts based on estimated usage from the last billing through to the end of the fiscal period. The estimated usage is based on historical data, judgment and assumptions; actual results could differ from these estimates, which would result in revenue being adjusted in the period that the revision to the estimates is determined. For customers who do not have a meter, the amount of the receivable billed depends upon the rateable value of the property, as assessed by an independent rating officer.
Revenue received in advance of performance is recognized as deferred revenue. When performance occurs, the deferred revenue is released and simultaneously reported as revenue. This situation primarily arises in the United Kingdom, where approximately 49% of the billing is based on property values and billed periodically throughout the year.
Bad debts
At each balance sheet date, the Company evaluates the collectability of trade receivables and records provisions for doubtful receivables based on experience. These provisions are based on, among other things, comparisons of the relative age of accounts and consideration of actual write-off history. The actual level of receivables collected may differ from the estimated levels of recovery, which could affect the Company’s results of operations positively or negatively.
Long lived assets
Due to the long lives of such assets, changes to their estimated useful lives can result in significant variations in the carrying value.
The Company critically assesses the impairment of fixed assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Under Dutch GAAP, all intangible fixed assets having a useful life of more than 20 years are tested annually for impairment. Important factors that could trigger an impairment review for those assets not subject to annual testing include the following:
•	significant underperformance relative to historical or projected future results of operations;
•	significant changes in the manner of the use of the acquired assets or the strategy for the overall business; and
•	significant negative industry or economic trends.
The complexity of the estimation process and issues related to the assumptions, risks and uncertainties inherent in the application of the Company’s fixed asset accounting estimates affect the amounts reported in the financial statements, especially the Company’s estimates of the expected useful economic lives and the carrying values of those assets. If the business conditions were different, or if different assumptions were used in the application of this and other accounting estimates, it is likely that materially different amounts would be reported in the Company’s financial statements.
Pensions
The Company reviews its actuarial assumptions on an annual basis and makes modifications to them when it is appropriate to do so. While management believes that the actuarial assumptions are appropriate, any significant changes to those used in connection with the U.K. plan could materially affect both the balance sheet and statement of income and result in an increase in the statement of income charge in relation to pensions in future years, and as a consequence affect the asset or liability reflected on the balance sheet.
Deferred tax
The Company is required to make a judgment as to the value of any deferred tax assets to be recognized for loss carry-forwards. Deferred tax assets amounting to USD 18.9 million have been recognized on the balance sheet as of March 31, 2008. The deferred tax assets in respect of tax losses are regarded as more likely than not to be recoverable against future forecast taxable profits.
Revenue recognition
The Group’s services consist of the provision of water and wastewater treatment.
Revenue comprises the value of the water supplied and other services performed. Revenue is reported net of value added tax and foreign sales tax and after elimination of inter-company sales.
Revenue is recognized in the period in which the water is supplied or the services are rendered. In order to satisfy this requirement the following criteria must be met:
•	It is probable that the economic benefits of the transaction will flow to the subsidiary or joint venture concerned; and

•	The revenue can be measured reliably; and

•	Where applicable, the costs (both incurred to date and expected future costs) can be identified and can be measured reliably.
For variable billing arrangements that depend on the volume supplied or processed, revenue is recognized by reference to the actual supply or processing carried out. Approximately 70%, by value, of the Group’s customers are charged for their water and/or wastewater based on a measured volume. The remainder are charged based on an assumed volume that is derived from the rateable value of their properties. Revenue includes an estimate of the sales value of water and/or wastewater services supplied to the customers between the date of the last volume reading and the period end, based on the agreed rate arrangement and historical usage patterns.
In concession areas and long-term contracts where the collection of receivables is not reasonably probable, revenue is not recognized until such time as the customer pays for the services received.
For arrangements involving a fixed annual or periodic payment from the customer that is not dependent upon the volume of water supplied or treated, revenue is recognized on a straight line basis over the term of the related arrangement.
Revenue arising from transactions involving an exchange of non-monetary assets is recorded in the statement of income based on the fair value of the non-monetary asset that the Group has surrendered.

Grants, contributions and service connection fees receivable in respect of infrastructure assets relating to either: (i) a specific extension to the supply network, usually associated with a development of new commercial or residential property for which the subsidiary or joint venture has assumed, or will assume, an obligation to provide water and/or wastewater services; or (ii) a more general expansion of overall network capacity in light of extensions made, or being made, thereto are accounted for at fair value as deferred revenue, which amount is then credited to revenue in the statement of income on a straight line basis over a period that will match them with the costs they are intended to compensate, such period being equal to the shorter of the estimated useful economic lives of the related infrastructure assets or the remaining term of the related customer arrangement.
Revenue is recognized by the Group’s unregulated contracting business in the United Kingdom based on the application of schedules of rates to the number of installations certified as complete.
General principles of valuation
Assets and liabilities are stated at the amounts at which they were acquired or incurred, or fair value if lower.
Tangible fixed assets
Tangible fixed assets are stated at cost, including directly attributable expenses, less depreciation charged on a straight line basis over their estimated useful economic lives. Directly attributable expenses include the following categories: employment costs incurred in implementing capital works projects, asset commissioning and installation costs and interest charged during the assets’ construction phase.
Other than freehold land, tangible fixed assets are depreciated in order to allocate their cost, less their residual values, on a straight line basis over a period equal to the shorter of their estimated useful economic life, or the remaining term of the concession or contract in which they are used. Most of the Group’s tangible fixed assets have no residual value. The estimated useful economic lives over which the assets used in the Group’s business are being depreciated are as follows:
Infrastructure—8 to 100 years
Land and buildings—10 to 75 years
Plant and equipment—4 to 40 years
Fixtures and fittings—3 to 7 years
The remaining useful economic lives of assets acquired in business combinations are assessed at the acquisition date.
For its existing water infrastructure assets, the Group operates a policy of continuous replacement and renewal, and undertakes periodic reassessments of the condition and remaining lives of its networks, based on which the directors may revise their estimate of the allocation periods used for financial reporting purposes.
Assets in the course of construction are included at cost, including directly attributable costs, within the asset category to which they relate. Depreciation will commence when the asset is brought into service.
Assets financed in whole, or in part, by contributions from third parties such as land and property developers are included at their fair value. The related contributions to cost are included in deferred revenue and subsequently amortized on a straight line basis over the shorter of the estimated useful economic life of the asset concerned, or the remaining term of the related water/wastewater contract or concession, commencing from the period when the asset is brought into use.
At the balance sheet date, the Group undertakes an annual reassessment of whether there are any indications that a tangible fixed asset, or group of assets, could be subject to impairment. If there are such indications, the recoverable amount of the asset concerned is estimated. If this is not possible, the recoverable amount of the cash-generating unit to which the asset belongs is identified. An asset is subject to an impairment provision if its book value is higher than its recoverable amount; the recoverable amount is the higher of the net realizable value through sale, or the value to the business from continued use. The net realizable value is determined by reference to current conditions in an active market. The value to the business from continued use is determined by using a discounted expected cash flow model.

An impairment provision, calculated as the difference between book value and the recoverable amount, is recognized as an expense.
Reversals of impairments are accounted for in a similar manner to the initial impairment. If it is established that a previously recognized impairment no longer applies or has declined, the increased carrying amount of the asset in question is not set higher than the carrying amount that would have been determined had no asset impairment been recognized.
Where there is a legal obligation on the Group to remove or retire an asset, the present value of the expected costs of disposal are recorded as part of the cost of the asset, together with the recognition of the future liability. The costs are included in the periodic depreciation charge for the asset, based on its useful economic life. At March 31, 2007 and 2008 the Group had no material legal or contractual obligations of this type.
Intangible fixed assets
Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary or joint venture at the date of acquisition. Goodwill is initially recorded at cost and then subsequently amortized on a straight line basis over its estimated useful economic life up to a maximum of 20 years. The useful economic life is greater than 5 years as the businesses acquired are operating longer term contracts and concessions.
Where the cost of an acquisition is lower than the net amount of the fair value of the Group’s share of identifiable assets acquired, the difference (i.e. negative goodwill) is separately reported on the face of the consolidated balance sheet. Negative goodwill is initially recorded at cost and then subsequently amortized over the estimated useful economic life of the relevant non-current non-monetary assets to which it relates.
Other intangible assets
Within other intangible assets there are customer contracts recorded at fair value and amortized over the useful economic life of those agreements. The useful economic lives of those contracts and agreements are 4 years.
Water rights
Water rights are capitalized at an amount equal to their historical cost and are subsequently amortized over their estimated useful economic lives. Notwithstanding that a majority of the Group’s water rights are perpetual, the directors have assessed their useful economic lives for amortization purposes as being 30 years by reference to the lives of the tangible assets through which the water is distributed. Water rights are subject to an annual impairment review.
The process for determining whether an impairment charge should be recorded in respect of the Group’s goodwill and water rights is similar to that used for tangible fixed assets and involves an independent appraisal of the water rights’ net realizable value.
Financial fixed assets
Amounts receivable, including promissory notes, included in financial fixed assets are recorded at fair value, less provisions where appropriate.
Other long term financial fixed assets are reported at the lower of cost or net realizable value.
Impairment of non-current assets
At the balance sheet date, the Group undertakes an annual reassessment of whether there are any indications that non-current assets could be subject to impairment. If there are such indications, the recoverable amount of the asset concerned is estimated. If this is not possible, the recoverable amount of the cash-generating unit to which the asset belongs is identified. An asset is subject to an impairment provision if its book value is higher than its recoverable amount; the recoverable amount is the higher of the net realizable value through sale, or the value to the business from continued use. The net realizable value is determined by reference to current conditions in an active market. The value to the business from continued use is determined by using a discounted expected cash flow model.
An impairment provision, calculated as the difference between book value and the recoverable amount, is recognized as an expense.
Reversals of impairments are accounted for in a similar manner to the initial impairment. If it is established that a previously recognized impairment no longer applies or has declined, the increased carrying amount of the asset in question is not set higher than the carrying amount that would have been determined had no asset impairment been recognized.
Stocks and work in progress
Stocks for own use and resale
Raw materials and consumables are carried at the lower of cost, using the FIFO (‘first in, first out’) method, or net realizable value if lower. Net realizable value represents the estimated selling price less directly attributable selling expenses.

Work in progress
Work in progress is valued at production cost, being direct cost of materials and labor, directly attributable work contracted out and other external expenses together with an allocation of indirect fixed and variable overhead costs attributable to the production process.
Debtors
Trade debtors are included in the financial statements at the fair value of the amount receivable, usually the face value. A provision is made for doubtful debts when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. When the amount provided is then subsequently collected, the related provision is released. If the amount provided proves to be uncollectible, the receivable and the related provision are both written off. No provision is made where the overdue debt is being recovered under a payment plan and the customer is complying with the terms of that plan.
Cash at bank and in hand
Cash at bank and in hand is comprised of cash at banks and in hand together with deposits with an original maturity of three months or less. Bank overdrafts are shown within current liabilities. Restricted cash, which is cash subject to restrictions by agreement with the Group’s lenders, is deducted from cash at bank and in hand and is included in either financial fixed assets or debtors depending on the terms and length of restriction.
Minority interests
Minority interests as a component of Group equity are presented at the amount of the minorities’ net investment in the Group companies concerned. If the relevant Group company has a negative net equity value, this negative amount is not allocated to the minority interests, unless those minority shareholders are obligated to contribute their proportional share of the deficit and have the means to do so. Otherwise, only after the net equity value of the Group company once more becomes positive will its results be recognized in minority interests.
Minority interests also includes preference shares issued to third parties by Group companies.
Shareholders’ equity
Specific incremental costs directly attributable to the purchase, sale and/or issue of new shares are charged against the gross proceeds of the offering, net of relevant corporate income tax effects. However, incremental management salaries or other incremental general and administrative or recurring expenses are not allocated as costs of the offering and expensed as incurred. Deferred share issue costs that are incurred prior to the raising of additional equity are included in prepayments.
Provisions
Provisions are made for legally enforceable or constructive obligations that exist at the balance sheet date, the settlements of which are likely to require an outflow of resources, the extent of which can be reliably estimated.
Provisions are measured at nominal value based on the directors’ best estimate of the amounts required to settle the obligations as at the balance sheet date.
Insurance
Certain of the Group’s insurance is handled by its captive insurance company, Mill Stream Insurance Limited. It accounts for all insurance business on an annual basis and the net consolidated result is dealt with as part of operating expenses in these financial statements. Insurance premiums in respect of risks not retained by the Group’s captive insurance company are charged to the statement of income in the period to which they relate.
Pension costs
The Group operates both defined benefit and defined contribution pension plans. Contributions made to the defined contribution plans are treated as an expense in the year to which the contributions relate. Payments in advance or arrears are shown as a prepayment or an accrual.

The defined benefit plans provide pension benefits to employees or former employees upon reaching retirement age, the amount of which depends on age, compensation and years of service.
The pension provision carried in the balance sheet at March 31, 2008 is the present value of pension benefit obligations under the defined benefit plans, net of the fair value of the plans’ assets against which unrecognized actuarial gains and losses and unrecognized past service costs are set. The pension provision is measured annually by independent actuaries using the actuarial method known as the “Projected Unit Credit” method. The present value of the obligation is computed by discounting estimated future cash flows, using interest rates available from high quality corporate bonds having a term consistent with the term of the related pension obligation.
Actuarial gains and losses, arising from changes in actuarial assumptions, exceeding ten percent of the higher of pension benefit obligations and the fair value of plan assets at the beginning of the financial year are credited or charged to the statement of income over the expected average remaining service lives of the employees concerned. Actuarial gains and losses within this ten percent corridor are not recognized, as they are regarded as falling within the level of normal variations expected in the assets and liabilities of a pension plan.
Unrecognized past service costs are taken directly to the statement of income unless the changes in the pension plan depend on the employees affected remaining in service for a specific period (the qualifying period). In that case, the past service costs are recognized on a straight line basis over the qualifying period.
Income taxes
The Group tax charge includes both current and deferred taxes.
Current tax is calculated based on the taxable profit in each period.
Changes in deferred tax assets/liabilities are also accounted for as part of the overall charge to taxation.
Deferred tax assets and liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.
Deferred tax assets and liabilities are calculated based on the ruling tax rates as at the year end date or future applicable rates, insofar as these are already decreed by law or substantially enacted.
Deferred tax assets, including those arising from losses carried forward, are recorded to the extent that it is probable that future taxable profits will be available to offset the losses.
Deferred tax is provided on temporary differences arising on investments in subsidiaries and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.
Deferred tax liabilities are reported within provisions and deferred revenue and deferred tax assets are reported, net of provisions, as financial fixed assets. Deferred tax assets and liabilities are reported at nominal value.

Long term borrowings
Long term borrowings are recorded at the amount received adjusted for any premium or discount, and net transaction costs. The transaction costs are those expenses directly incurred in raising the finance. The difference between the carrying value and the ultimate redemption value, together with the interest payable, is recognized as the effective interest cost in the statement of income over the term of the borrowing.
Interest on borrowings is capitalized to the extent it relates to finance required while an asset is in the course of construction. The interest to be capitalized is calculated based on the interest payable on loans specifically taken out to finance the construction phase, and on the weighted average interest rates applying to loans outstanding, though not specifically arranged for the purpose of the asset’s construction, in proportion to the asset’s cost and period of construction.
Accounting for leases
Finance leases
Where the Group leases certain tangible fixed assets and has substantially assumed the risks and rewards of ownership of these assets, the lease is accounted for as a finance (or capital) lease. At inception of the lease contract, the assets are capitalized in the balance sheet at their fair values, or the present value of the guaranteed minimum lease payments, if lower. Lease payments are split on an annuity basis between capital redemption and interest, based on the marginal cost of borrowing of the Group company that leases the asset. The lease obligations, excluding the interest element, are reported as long term liabilities, except for the amount due within 12 months of the balance sheet date, which is reported in current liabilities. The interest component of the lease payment is charged to the statement of income. Leased assets are depreciated over their remaining useful economic lives or the lease term, if shorter.
Operating leases
Lease contracts that do not substantially transfer the risks and rewards of ownership of the assets to the Group are classified as operating leases. Payments due under operating leases, including scheduled rent increases, but net of any reimbursements received from the lessor, are recognized on a straight line basis in the statement of income over the term of the contract, including any rent-free period. Rentals that are contingent on some future event or index are recognized when their payment becomes probable.
Derivative financial instruments and hedging
The Group may, from time to time, enter into certain derivative financial instruments. The Group has not designated any of these as hedging instruments. Instruments that are designated as derivatives will be recognized in the balance sheet at fair value. Fair value is the amount at which the derivative could be settled between a willing buyer and seller in an arm’s length transaction. In general, changes in the fair values of derivatives that are effective as hedges are matched in either the statement of income or shareholders’ equity with the changes in the underlying asset or liability or cash flows that are attributable to the hedged risk. Changes in the fair value of derivatives that are not effective as hedges are recognized directly in the statement of income. At March 31, 2008 the Group had no such derivative contracts outstanding.
Contract acquisition costs
The costs of bidding for contracts or concessions are expensed as incurred in the statement of income.
Staff costs
Regular payments
Salaries, wages and social security costs are charged to the statement of income when due, and in accordance with employment contracts and obligations.

End of contract costs
Costs for making staff redundant at the end of fixed duration contracts or concessions are accrued over the life of the contract, based on an estimate of the ages, length of service and salaries of the staff affected at the date that the contract or concession is due to come to an end.
Share issue costs
Expenses directly related to the purchase, sale and/or issue of new shares are charged directly to shareholders’ equity, net of relevant corporate income tax effects. Share issue costs incurred prior to the raising of additional equity are deferred and included in prepayments.
Finance costs
Interest paid and received is recognized on a time-weighted basis, taking account of the effective interest rate of the assets and liabilities concerned. When recognizing interest paid, allowance is made for transaction costs on loans received.
Foreign currency translation
Transactions, receivables and payables
Transactions denominated in foreign currencies during the reporting period are recognized in the financial statements at the exchange rate ruling at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange prevailing at the balance sheet date.
Exchange differences resulting from settlement and translation of monetary assets and liabilities are charged or credited to the exchange rate results in the statement of income.
Translation differences related to long term intra-Group loans that are not repayable in the foreseeable future are treated as giving rise to an increase or decrease in net investments in foreign operations, and are recorded in equity as a component of the non-distributable reserve for translation differences.
Exchange rate differences arising on foreign currency borrowings by the Group that are entered into to finance the net investment in a foreign participation are also recognized in the non-distributable translation differences reserve insofar as such loans effectively hedge the exchange rate exposure on that net investment.
Group companies
The assets and liabilities of operations included in the consolidated financial statements in foreign currencies are translated at the rate of exchange prevailing at the balance sheet date. Income and expenses are translated at the average rate for the year. The resulting translation differences are taken to the non-distributable translation differences reserve within shareholders’ equity.
Discontinued operations
A Group company or its operations is categorized as a discontinued operation when the following criteria are satisfied:
•	It is being disposed of substantially in its entirety, such as by way of single sale transaction; or

•	It is being disposed of piecemeal, such as by selling off its assets and settling its liabilities individually; or

•	It is being terminated through abandonment.
In addition, it must represent a separate major line of business or geographical area of operations and be capable of being distinguished from the rest of the Group both operationally and for financial reporting purposes. Categorization as a discontinued operation occurs at the earlier of the date that a binding sale agreement is entered into or the entity’s management has both approved a detailed, formal plan and made an announcement of the plan.
Note 21 to these financial statements includes the disclosures required under Dutch GAAP relating to discontinued operations.
In addition, the Company has retrospectively presented in the statement of income the results of discontinued operations relating to the disposal of Belize Water Services Limited, Biwater Ingeniera y Proyectos S.A. de C.V. and the termination of operations by Agua Mexicana y Operaciones S.A. de C.V.

Recent accounting pronouncements
Dutch GAAP:
The following important changes have been made to the guidelines in the 2007 edition of the Dutch Accounting Standards and become mandatory for the Company’s financial year ending March 31, 2009, the effects of which on the Company’s accounting policies have been considered by the directors:
Tangible fixed assets — For an asset accounted for at fair value the liabilities for repair and maintenance are to be accounted for primarily in the revaluation reserve (RJ 212);
Consolidation — Indicators have been defined to determine whether or not a subsidiary is held with “intent to sell” and is thus not required to be consolidated. It has also been determined that a potential consolidation requirement for a (foundation) administration office is to be evaluated based on the applicable terms. The draft standard on the consolidation of personal holdings has been amended. In the final standard no specific indicators have been defined to determine whether or not consolidation is required. The requirement to prepare consolidated accounts should be evaluated based on the legal definition of group companies (RJ 217); and
Equity — Reductions of revaluation reserves that were formed taking into account the deferred tax should be split into a gross effect and a tax effect when accounted for in the result for the year. The gross reduction of the reserve should be presented as a separate line item directly before the financial income and expenses, as part of the result from ordinary activities. The tax effect is to be accounted for as part of the tax charge.(RJ 240); and
Financial Instruments — Finalization of this standard implies that not only aspects of presentation, but also recognition and measurement of financial instruments, are now being addressed (RJ 290).
These guidelines will become mandatory for the Company’s financial year ending March 31, 2009.
3—Statutory Annual Report & Accounts
These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in The Netherlands (Dutch GAAP). This is the same basis of presentation as the Statutory Annual Report and Accounts. However these consolidated financial statements do not represent the Statutory Annual Report & Accounts of the Company as of March 31, 2008 or for any of the periods presented.

4—Exchange rates
The following table provides the year end and average exchange rates for the currencies as included in the table against one US Dollar.

		Average		Average		Average
	As at	year ended	As at	year ended	As at	year ended
	March 31,	March 31,	March 31,	March 31	March 31,	March 31,
	2008	2008	2007	2007	2006	2006
Euro	0.631	0.705	0.751	0.779	0.826	0.821
British Pound	0.503	0.498	0.510	0.529	0.575	0.561
Chilean Peso	436.850	502.325	539.370	534.488	527.700	547.518
Mexican Peso	10.667	10.832	10.928	10.953	10.825	10.713
South African Rand	8.127	7.174	7.286	7.022	6.197	6.404
Indonesian Rupiah	9,205.000	9,171.000	9,118.000	9,102.769	9,045.000	9,702.462
Philippine Peso	41.770	44.217	48.070	50.246	51.025	54.025
Belizian Dollar	n/a	n/a	n/a	n/a	2.000	2.000
Chinese Yuan	7.012	7.448	7.734	7.897	n/a	n/a

5—Intangible fixed assets

Amounts expressed in thousands of USD	Goodwill	Water rights	Other	Total
Net book value at March 31, 2006
At cost	2,709	14,870	1,639	19,218
Accumulated amortization	(1,734)	(3,635)	(216)	(5,585)

	975	11,235	1,423	13,633

Changes during the year:
Acquisition of subsidiaries (note 23)	2,633	—	1,978	4,611
Additions	—	—	270	270
Amortization	(264)	(713)	(122)	(1,099)
Currency translation differences—cost	—	(322)	(36)	(358)
Currency translation differences—amortization	3	84	2	89

	2,372	(951)	2,092	3,513

Net book value at March 31, 2007
At cost	5,342	14,548	3,851	23,741
Accumulated amortization	(1,995)	(4,264)	(336)	(6,595)

	3,347	10,284	3,515	17,146

Changes during the year:
Acquisition of subsidiaries (note 23)	—	—	—	—
Additions	12	—	148	160
Amortization	(431)	(510)	(640)	(1,581)
Currency translation differences—cost	59	3,414	409	3,882
Currency translation differences—amortization	(23)	(1,077)	(83)	(1,183)

	(383)	1,827	(166)	1,278

Net book value at March 31, 2008
At cost	5,413	17,962	4,408	27,783
Accumulated amortization	(2,449)	(5,851)	(1,059)	(9,359)

	2,964	12,111	3,349	18,424

The period of amortization for goodwill is between 15 and 20 years.
The period of amortization for water rights is 30 years.
The period of amortization for other intangible fixed assets is between 4 and 40 years. Within other intangible assets there are customer contracts recorded at fair value and amortized over the useful economic life of those agreements. The useful economic lives of those contracts and agreements are 4 years.
The USD 12,000 addition to goodwill represents additional legal costs relating to the acquisition of Pre-Heat in February 2007.

Other intangible fixed assets includes an amount of USD 1.4 million at March 31, 2008 (2007: USD 1.2 million) in respect of payments made by Aguas Santiago S.A. between 1999 and 2003 to another water company operating in Santiago for the right to inter-connect with the latter’s sewerage main network. This right lasts in perpetuity and continues to be used. The right is being amortized for financial statements purposes over an estimated useful economic life of 40 years.
6—Tangible fixed assets

	Land and		Plant and	Fixtures
Amounts expressed in thousands of USD	buildings	Infrastructure	equipment	& fittings	Total
Net book value at March 31, 2006
At cost	53,749	160,731	129,803	9,197	353,480
Accumulated depreciation	(10,753)	(30,510)	(53,377)	(6,799)	(101,439)

	42,996	130,221	76,426	2,398	252,041

Changes during the year:
Acquisition of subsidiaries	12,451	15,161	17,351	38	45,001
Additions (note 18)	1,687	14,443	11,619	1,359	29,108
Disposals	(148)	(379)	(172)	(33)	(732)
Depreciation	(1,019)	(4,583)	(10,110)	(1,187)	(16,899)
Other	—	567	(617)	(12)	(62)
Currency translation differences—cost	6,907	15,901	10,717	769	34,294
Currency translation differences—depreciation	(1,315)	(3,222)	(3,577)	(517)	(8,631)

	18,563	37,888	25,211	417	82,079

Net book value at March 31, 2007
At cost	74,646	205,857	169,318	11,330	461,151
Accumulated depreciation	(13,087)	(37,748)	(67,681)	(8,515)	(127,031)

	61,559	168,109	101,637	2,815	334,120

Changes during the year:
Acquisition of subsidiaries	—	11,357	342	35	11,734
Additions (note 18)	2,010	20,144	10,298	1,918	34,370
Disposals	(104)	—	(213)	(96)	(413)
Depreciation	(1,610)	(5,685)	(12,708)	(1,255)	(21,258)
Other	20	(176)	77	76	(3)
Currency translation differences—cost	2,202	2,809	4,982	182	10,175
Currency translation differences—depreciation	(254)	(872)	(1,108)	(134)	(2,368)

	2,264	27,577	1,670	726	32,237

Net book value at March 31, 2008
At cost	78,754	240,167	184,727	13,369	517,017
Accumulated depreciation	(14,931)	(44,481)	(81,420)	(9,828)	(150,660)

	63,823	195,686	103,307	3,541	366,357

Net Book Value of Assets subject to Finance Leases

	Land and		Plant and	Fixtures
Amounts expressed in thousands of USD	buildings	Infrastructure	equipment	& fittings	Total
Net book value at March 31, 2007
At cost	2,886	3,102	18,295	384	24,667
Accumulated depreciation	(423)	(600)	(7,272)	(380)	(8,675)

	2,463	2,502	11,023	4	15,992

Net book value at March 31, 2008
At cost	2,199	4,756	18,410	390	25,755
Accumulated depreciation	(324)	(751)	(8,439)	(386)	(9,900)

	1,875	4,005	9,971	4	15,855

Assets in course of Construction

	Land and		Plant and	Fixtures
Amounts expressed in thousands of USD	buildings	Infrastructure	equipment	& fittings	Total
Net book value at March 31, 2007	708	6,047	2,200	—	8,955

Net book value at March 31, 2008	1,978	10,129	3,555	493	16,155

During the year ended March 31, 2008 the Group recorded revenue of USD 0.2 million (2007: USD 0.2 million and 2006: USD 0.2 million) from a non-monetary transaction entered into in 1995 for the purposes of acquiring a raw water storage reservoir. The income and the asset obtained are recorded at the fair value of the non-monetary goods surrendered. The transaction is expected to be concluded in 2010.
During the year ended March 31, 2008 an amount of USD 0.5 million (2007: USD 0.3 million, 2006: USD 0.3 million) was capitalized in respect of interest incurred during construction of tangible fixed assets. As at March 31, 2008, interest totaling USD 4.9 million (2007: USD 4.4 million) has been capitalized.
Certain freehold properties with a net book value of USD 0.4 million at March 31, 2008 are encumbered with mortgages.
The Group has no material asset retirement obligations.
7—Financial fixed assets

	Long term	Deferred	Restricted
Amounts expressed in thousands of USD	debtors	tax assets	cash balances	Total
Balance at March 31, 2006	6,443	22,952	4,150	33,545
Less: Short term portion	(60)	(1,303)	—	(1,363)

Long term portion	6,383	21,649	4,150	32,182

Changes during the year:
Acquisition of subsidiaries	—	2,807	—	2,807
Additions	190	—	2,416	2,606
Redemptions	(2,648)	—	(1,368)	(4,016)
Deferred taxes charged in the statement of income	—	(8,248)	—	(8,248)
Currency translation difference	12	1,466	—	1,478

Balance at March 31, 2007	3,997	18,977	5,198	28,172
Less: Short term portion	(20)	(171)	(1,600)	(1,791)

Long term portion	3,977	18,806	3,598	26,381

Changes during the year:
Acquisition of subsidiaries	—	190	—	190
Additions	68	—	1,342	1,410
Redemptions	(2,505)	—	(1,600)	(4,105)
Deferred taxes charged in the statement of income	—	(1,547)	—	(1,547)
Decrease in provision	1,295	—	—	1,295
Currency translation difference	138	1,234	(11)	1,361

Balance at March 31, 2008	2,993	18,854	4,929	26,776
Less: Short term portion	(27)	(64)	—	(91)

Long term portion	2,966	18,790	4,929	26,685

For more details on the Group’s deferred tax assets see note 22.
Long-term debtors include USD 0.3 million (2007: USD 0.2 million) receivable from land developers in Santiago, Chile. These amounts become due prior to the new developments being connected to the water and sewerage infrastructure.

Also included in long term debtors are the long term portion of the promissory notes with an aggregate nominal value of USD 2.5 million (2007: USD 5.0 million) due from the Government of Belize in respect of the sale of Belize Water Services Limited. One promissory note matures at each of the first four anniversary dates of the completion of the sale of the Company’s shares in Belize Water Services Limited. The promissory notes are being held to maturity and are recorded in these financial statements at their face value less provision, plus accrued interest. The promissory notes bear interest at ten percent per annum. In total, four promissory notes were issued, each with nominal value of USD 2.5 million. The first two of these promissory notes have matured and been settled on time and in full. Of the two remaining, one is included in current assets together with accrued interest on both remaining notes as of the balance sheet date.
8—Stocks and work in progress

	March 31,	March 31,
Amounts expressed in thousands of USD	2008	2007
Raw materials and consumables	2,025	1,528
Work in progress	58	333
Finished products and goods for resale	—	202

	2,083	2,063

9—Debtors

	March 31,	March 31,
Amounts expressed in thousands of USD	2008	2007
Trade debtors(1)	33,587	26,523
Provision for bad & doubtful debts	(3,028)	(1,952)

Trade debtors, net	30,559	24,571

Receivables from affiliated companies*	6,411	5,810
Income taxes	—	87
Other taxes and social security	1,625	3,610
Promissory notes	2,729	2,852
Other debtors(2)	3,142	31,341
Prepayments	10,008	8,587

	54,474	76,858

*	Affiliated companies are companies in the Biwater Group.
During May and June 2008 the Biwater Group has paid USD 5.1 million of the USD 6.4 million of receivables from affiliated companies.
Prepayments includes USD 5.3 million (2007: USD 6.1 million) that falls due after more than 12 months from the balance sheet date.
Promissory notes is comprised of the nominal value, USD 2.5 million, of a note that is due to mature on October 3, 2008 together with accrued interest on a total of three promissory notes issued by the Government of Belize. Such interest amounted to USD 0.2 million at March 31, 2008.

(1)	Trade debtors at March 31, 2008 includes an amount of USD 3.7 million (March 31, 2007: USD 1.3 million) that is receivable by Aguas de Panama S.A. and relates to the cumulative incremental revenue arising from a rate increase that came into effect on September 1, 2006. The client acknowledges that the contractual formula used to compute the rate increase has been correctly applied but, to date, has not settled any of the resultant charges presented by Aguas de Panama S.A. Management considers this amount to be recoverable in full notwithstanding the present delay in their payment (See note 28).

(2)	At March 31, 2007 included USD 21.2 million of cash held on behalf of the former owners of The China Water Company Limited (see note 10).

Provision for Bad and Doubtful Debts

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2008	2007	2006
Opening Balance	1,952	1,730	3,943
Amounts provided during the period	1,491	2,105	945
Disposal of subsidiary	—	—	(280)
Write off of amounts previously provided	(261)	(1,828)	(2,770)
Currency translation differences	(154)	(55)	(108)

Closing Balance	3,028	1,952	1,730

10—Cash at bank and in hand

	March 31,	March 31,
Amounts expressed in thousands of USD	2008	2007
Cash at bank and in hand	22,284	41,109
Short term deposits	36,914	13,538
Less: Restricted cash balances (See note 7.)	(4,929)	(5,198)
Less: Cash payable to the former owners of China Water (See note 9.)	—	(21,218)
Other cash equivalents—liquidity fund	111	90

	54,380	28,321

Of the cash held on deposit, USD 4.9 million (2007: USD 5.2 million) was subject to restriction by agreement with the Group’s bankers, both in accordance with the operation of the Group’s borrowing facilities and to collateralize performance bonds and other guarantees given on behalf of the Group. Of this amount, USD 4.9 million (2007: USD 3.6 million) was not available for use by the Group for more than 12 months after the balance sheet date. The Group’s bankers have a legal right of set off in respect of the monies held on deposit.
In addition at March 31, 2007, an amount of USD 21.2 million that The China Water Company Limited collected on behalf of the former owners is excluded from cash balances at March 31, 2007. Such sum was paid to its intended recipient on April 10, 2007. The Group’s obligation to remit these funds to their beneficiary was recorded in other creditors within current liabilities at March 31, 2007.
The cash at bank and in hand is available on demand. The short term deposits mature within 3 months.
11—Minority shareholders’ interest

	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2008	2007	2006
Balance at beginning of period	10,568	84	52,225
Changes during the year:
Minority interest in subsidiary acquired during the year	976	9,667	—
Issue of shares	3,311	—	—
Share of profits	945	753	378
Dividends paid and payable	(513)	—	—
Redemption of preference shares	—	—	(44,595)
Purchase of shares from minority interests	—	—	(587)
Minority interest in subsidiary disposed of during the year	—	—	(4,685)
Currency translation differences	814	64	(2,652)

Balance at end of period	16,101	10,568	84

The balance on the minority shareholders’ interest at March 31, 2006 equated to 10% of the net assets of The Greater Nelspruit Utility Company (Pty) Limited. The year ended March 31, 2006 was the first occasion that this subsidiary reported a net asset, as opposed to a net liability, position. Accordingly, March 31, 2006 was the first year end date that this minority interest was included in the consolidated financial statements.
In April 2005, the Group’s investment in a subsidiary company, Bournemouth & West Hampshire Water Plc, was refinanced. This involved the redemption of all outstanding preference shares at a premium and the purchase of ordinary shares previously held by minority shareholders.

In October 2005, the Company sold its subsidiary, Belize Water Services Limited, in which minority shareholders owned 17% of the issued share capital.
On November 15, 2006, the Group acquired 87% of The China Water Company Limited. At March 31, 2007 and 2008 minority shareholders’ interest includes 13% of the net assets of China Water. In addition, there are minority shareholdings in a number of China Water’s subsidiaries.
The minority interest acquired during the year ended March 31, 2008 represents the minority interest in the Company’s 73.4% owned subsidiary, Siza Water Company (Proprietary) Limited, which was acquired on May 3, 2007.
The USD 3.3 million issue of shares during the year ended March 31, 2008 represents an increase in share capital of the Group’s 87% owned subsidiary, The China Water Company Limited. The increased share capital was subscribed by all shareholders on a pro rata basis. The USD 3.3 million amount represents the minority interest in this share issue.
12—Negative goodwill

	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2008	2007	2006
Balance at beginning of period	1,167	—	—
Acquisition of subsidiaries	—	1,163	—
Amortization	(52)	(18)	—
Currency translation differences	117	22	—

Balance at end of period	1,232	1,167	—

The negative goodwill arose from the Company’s acquisition of 87% of The China Water Company Limited on November 15, 2006. The period of amortization for this negative goodwill is between 19 and 28 years.
13—Provisions & deferred revenue

	Pension	Deferred	Deferred	Other
Amounts expressed in thousands of USD	provisions	tax liabilities	revenue	provisions	Total
Balance at March 31, 2006	19,354	49,741	39,681	(262)	108,514

Acquisition of subsidiaries	—	2,988	—	—	2,988
Contributions receivable	—	—	5,497	—	5,497
Employer contributions payable	(7,740)	—	—	—	(7,740)
Charged/(credited) to statement of income	1,410	(6,562)	(598)	227	(5,523)
Currency translation differences	2,139	4,689	2,669	35	9,532

Balance at March 31, 2007	15,163	50,856	47,249	—	113,268

Acquisition of subsidiaries	—	1,401	—	—	1,401
Contributions receivable	—	—	12,762	—	12,762
Employer contributions payable	(2,287)	—	—	—	(2,287)
Charged/(credited) to statement of income	1,089	(1,605)	(1,547)	—	(2,063)
Currency translation differences	202	858	2,200	—	3,260

Balance at March 31, 2008	14,167	51,510	60,664	—	126,341

Pension provisions
Cascal operates a defined benefit pension plan in the United Kingdom which offers both pensions in retirement and death benefits to members. Pension benefits are related to the member’s final salary at retirement and their length of service. This plan has been closed to new participants since February 17, 2003. Contributions to the plan for the year ending March 31, 2009 are expected to be GBP 1.5 million (USD 3.0 million). The pension plan currently provides that pensions are indexed on the basis of inflation.
A full actuarial valuation of the plan was carried out as at March 31, 2005 and has been updated to March 31, 2007 and March 31, 2008 by a qualified independent actuary. The principal assumptions used by the actuary were as follows:

As at March 31, 2007
Discount rate	5.25%
Rate of salary increase	4.65%
Rate of increase to pensions in payment	3.15%
Rate of inflation	3.15%

The assumptions used in determining the overall expected return of the plan have been set with reference to yields available from government bonds and appropriate risk margins.
The assets invested in the plan and their expected returns were:

	Long term rate of	Value at
	return expected at	March 31, 2007
	March 31, 2007	USD ‘000s
Equities & Property	7.50%	44,647
Gilts	4.50%	33,455
Corporate Bonds	5.35%	22,757
Cash	5.25%	6,135

		106,994

The actual return on plan assets during the year ended March 31, 2007 was USD 5.5 million.
The pension obligations can be analyzed as follows:

	Year ended March 31, 2007
Amounts expressed in thousands of USD	U.K.	Other	Total
Obligations for:
Pension benefits	(14,975)	(188)	(15,163)

Movements in the pension provision for defined benefit plans are as follows:
At April 1, 2006	(19,252)	(102)	(19,354)
Attributed pension costs for defined benefit plans	(1,355)	(55)	(1,410)
Pension contributions paid	7,758	(18)	7,740
Currency translation differences	(2,126)	(13)	(2,139)

At March 31, 2007	(14,975)	(188)	(15,163)

Related deferred tax asset
At April 1, 2006	5,776	19	5,795
Movement during the year	(2,005)	18	(1,987)
Currency translation differences	722	1	723

At March 31, 2007	4,493	38	4,531

The pension benefits obligation as at March 31, 2007 can be analyzed as follows:
Present value of pension benefit obligation	(117,925)	(273)	(118,198)
Fair value of plan assets	106,994	93	107,087

Present value of pension benefit obligation not funded by plan assets	(10,931)	(180)	(11,111)
Unrecognized actuarial (gains)/losses	(4,043)	8	(4,035)
Currency translation differences	(1)	(16)	(17)

Net pension benefit obligation	(14,975)	(188)	(15,163)

Pension cost in the statement of income can be analyzed as follows:
Pension benefits accrued in the year	(1,363)	(53)	(1,416)
Interest attributed	(5,563)	(15)	(5,578)
Expected return on plan assets	5,571	6	5,577
Recognized past service costs	—	7	7

Pension costs of defined benefit plans	(1,355)	(55)	(1,410)
Pension contributions to defined contribution plans	(26)	(344)	(370)

Total pension costs	(1,381)	(399)	(1,780)

As at March 31, 2008
Discount rate	6.70%
Rate of salary increase	4.95%
Rate of increase to pensions in payment	3.45%
Rate of inflation	3.45%
The discount rate assumption was chosen with reference to the yield on the Markitt iBoxx AA over 15 year corporate bond index. As the duration of this bond index was shorter than the duration of the plan’s liabilities and the yields on the constituents of the bond index had a downward sloping trend the discount rate was set equal to the yield on the bond index less an adjustment to reflect the difference in durations.

The assets invested in the plan and their expected returns were:

	Long term rate of	Value at
	return expected at	March 31, 2008
	March 31, 2008	USD ‘000s
Equities & Property	7.45%	45,740
Gilts	4.45%	35,950
Corporate Bonds	6.85%	22,250
Cash	5.25%	3,988

		107,928

The actual return on plan assets during the year ended March 31, 2008 was USD 2.2 million.
The pension obligations can be analyzed as follows:

	Year ended March 31, 2008
Amounts expressed in thousands of USD	U.K.	Other	Total
Obligations for:
Pension benefits	(14,056)	(111)	(14,167)

Movements in the pension provision for defined benefit plans are as follows:
At April 1, 2007	(14,975)	(188)	(15,163)

Attributed pension costs for defined benefit plans	(1,052)	(37)	(1,089)
Pension contributions paid	2,281	6	2,287
Currency translation differences	(310)	108	(202)

At March 31, 2008	(14,056)	(111)	(14,167)

Related deferred tax asset
At April 1, 2007	4,493	38	4,531

Movement during the year	(655)	4	(651)
Currency translation differences	98	(20)	78

At March 31, 2008	3,936	22	3,958

The pension benefits obligation as at March 31, 2008 can be analyzed as follows:
Present value of pension benefit obligation	(108,316)	(212)	(108,528)
Fair value of plan assets	107,928	98	108,026

Present value of pension benefit obligation not funded by plan assets	(388)	(114)	(502)
Unrecognized actuarial (gains)/losses	(13,805)	(45)	(13,850)
Currency translation differences	137	48	185

Net pension benefit obligation	(14,056)	(111)	(14,167)

Pension cost in the statement of income can be analyzed as follows:
Pension benefits accrued in the year	(1,263)	(18)	(1,281)
Interest attributed	(6,253)	(21)	(6,274)
Expected return on plan assets	6,464	3	6,467
Recognized past service costs	—	(1)	(1)

Pension costs of defined benefit plans	(1,052)	(37)	(1,089)
Pension contributions to defined contribution plans	(295)	(326)	(621)

Total pension costs	(1,347)	(363)	(1,710)

In addition to the defined benefit pension plans described above, Group companies in the United Kingdom and South Africa operate defined contribution plans for their employees’ benefit. Contributions to these plans are charged in the statement of income in the year that they become due and payable. The cost of providing these benefits in the year ended March 31, 2008 was USD 0.6 million (2007: USD 0.4 million; 2006: USD 0.6 million). There have been no significant changes to the defined contribution plans during the period affecting comparability.
Deferred Revenue
Deferred revenue arises in respect of contributions to capital expenditure received from developers in the United Kingdom, Chile and South Africa where consideration is received in the form of cash or assets in return for which the relevant Group company takes on an obligation to provide water and wastewater services to customers in future years.
Deferred revenue is recognized over periods ranging between 10 and 80 years.

14—Long term liabilities

	Unsecured	Secured		Financial
Amounts expressed in thousands of USD	bank loans	bank loans		leases	Other	Total
Balance at March 31, 2006	914	138,828		13,087	—	152,829
Less: short term portion	(593)	(3,154)		(2,140)	—	(5,887)

Long term portion	321	135,674		10,947	—	146,942

Changes during the year:
Acquisition of subsidiaries	—	11,920		11	—	11,931
New loans	20,031	53,036		—	821	73,888
Interest added to loan balance	—	4,192		—	—	4,192
Repayment of loans	—	(3,825)		(2,250)	—	(6,075)
Other	65	(2,236)		—	—	(2,171)
Currency translation differences	831	15,063		1,184	—	17,078

Balance at March 31, 2007	21,841	216,978		12,032	821	251,672
Less: Short term portion	—	(4,879)		(1,683)	(41)	(6,603)

Long term portion	21,841	212,099		10,349	780	245,069

Changes during the year:
Acquisition of subsidiaries	—	4,392		—	—	4,392
New loans	8	16,500		278	47	16,833
Interest added to loan balance	—	5,299		—	—	5,299
Repayment of loans	(406)	(62,713	) (1)	(1,888)	(98)	(65,105)
Transfer to current liabilities	(21,080)	—		—	—	(21,080)
Other	—	2		(2)	—	—
Currency translation differences	684	4,037		125	120	4,966

Balance at March 31, 2008	1,047	184,495		10,545	890	196,977
Less: Short term portion	—	(5,340)		(1,400)	(47)	(6,787)

Long term portion	1,047	179,155		9,145	843	190,190

(1)	GBP 28 million (USD 55.7 million) of this amount represents a loan balance repaid to The Royal Bank of Scotland by Bournemouth & West Hampshire Water on June 29, 2007. On the same day, The Royal Bank of Scotland advanced the same amount to Cascal Services Limited as a short term loan. This short term loan was subsequently repaid before the end of the fiscal year with proceeds from the Company’s initial public offering. The original GBP 28 million loan repaid had interest payable at LIBOR plus 1.5% for the first year increasing to LIBOR plus 2.0% for the second year and then to LIBOR plus 2.5% for the third year until maturity.
The long term liabilities at March 31, 2008 are repayable as follows:

	Unsecured	Secured	Financial
Amounts expressed in thousands of USD	bank loans	bank loans	leases	Other	Total
Year ending March 31, 2010	—	21,053	1,193	47	22,293
Year ending March 31, 2011	—	5,001	1,260	47	6,308
Year ending March 31, 2012	—	3,376	1,208	47	4,631
Year ending March 31, 2013	—	3,479	1,244	47	4,770
Due after 5 years	1,047	146,246	4,240	655	152,188
The long term liabilities at March 31, 2008 are denominated in the following currencies:

	Unsecured	Secured	Financial
Amounts expressed in thousands of USD	bank loans	bank loans	leases	Other	Total
US Dollar (USD)	—	22,851	—	—	22,851
British Pounds (GBP)	324	140,944	8,787	—	150,055
South African Rand (ZAR)	—	9,072	351	—	9,423
Unidades de Fomento (UF)	723	6,210	—	—	6,933
Other	—	78	7	843	928
UF refers to Unidades de Fomento as used in Chile as an inflation-adjusted currency, used principally for business transactions.

The long term liabilities relate to loans that have:

	Unsecured	Secured	Financial
Amounts expressed in thousands of USD	bank loans	bank loans	leases	Other	Total
Fixed interest rates	1,047	156,225	5	843	158,154
Floating interest rates	—	22,930	9,140	—	32,101

	1,047	179,155	9,145	843	190,255

Average interest rates applied during the year	4.18%	7.15%	5.58%	0.00%	6.96%
The fair value of the long term loans with fixed interest rates amount to USD 148.1 million as at March 31, 2008.
On November 2, 2007, the Company entered into a USD 30 million credit facility with HSBC Bank Plc. Of this amount, USD 20 million is a revolving loan facility intended for general corporate purposes, reducing less efficient existing group debt, repayment of a loan from The China Water Company Limited, repayment of an inter-company loan granted by Bournemouth & West Hampshire Water plc and for general working capital purposes, together with a USD 10 million guarantee facility intended to be used to provide guarantees to replace existing ones, and to issue new or renewed guarantees on behalf of certain subsidiaries. Following the completion of the Company’s initial public offering in February 2008, the revolving loan facility bears interest at a rate based on one, two, three or six month U.S. Dollar LIBOR plus a margin that increases in multiple steps beginning from 0.80% per annum if the ratio of the Company’s and its subsidiaries’ net borrowings to EBITDA is less than 1:1 up to 1.75% per annum if that ratio is greater than 3.5:1. As at March 31, 2008 the Company had drawn down USD 16.5 million of the USD 20 million available under the revolving loan facility. The balance of USD 3.5 million was drawn down on April 18, 2008. The term of the credit facility ends on March 31, 2010. On June 12, 2008 we increased this revolving credit facility and amended certain of its terms. For further details see Item 5 “Operating and Financial Review and Prospects — Liquidity and capital resources”.
On April 20, 2005 the Group’s UK subsidiary, Bournemouth & West Hampshire Water Plc (BWHW), took out a GBP 65 million (USD 124.4 million) index-linked long-dated loan from Artesian Finance Plc. The loan is due for repayment on September 30, 2033. The interest rate is fixed at 3.084% for the duration of the loan and interest is payable every six months on September 30 and March 31. The principal amount of the loan increases by the United Kingdom Retail Price Index (RPI) each year, with the indexation being charged to the statement of income as part of the overall finance expense. The Artesian Finance Plc loan agreement imposes financial covenants concerning the regulated business’s net debt as a percentage of its regulated capital value. If this percentage exceeds the level permitted by the terms of the loan, BWHW forgoes its ability to make dividend distributions until the percentage is brought back below the permitted level. As at March 31, 2008 the outstanding balance of the loan was GBP 71.6 million (USD 142.3 million). This loan requires several financial covenants to be tested on a semi-annual basis, most notably net debt (as defined in the loan documentation) to regulated capital value.
BWHW is the lessee under a capital lease arrangement whose terms extend for one year after March 31, 2008. Repayments of principal and interest are made at semi-annual intervals with interest calculated at the six month LIBOR rate prevailing at the time of payment. BWHW is also party to a 20 year capital lease of which GBP 4.9 million (USD 9.7 million) was outstanding at March 31, 2008. Repayments of principal and interest are made annually and commenced in January 1998. Interest is based on the three month variable rate of LIBOR.
BWHW has perpetual debentures outstanding for GBP 86,000 (USD 171,000) at 4% per annum and GBP 77,000 (USD 153,000) at 5% per annum.
Long-term liabilities as at March 31, 2007 included an amount of GBP 38 million (USD 74.5 million), which was borrowed by the Group from The Royal Bank of Scotland in June 2006. The original loan consisted of two tranches, the first for GBP 28 million on which interest is payable at a rate of LIBOR plus 1.5%, increasing to 2.0% during the second year and then to 2.5% until maturity, and a second tranche for GBP 10 million, which bears interest at LIBOR plus 2.0%, increasing to 2.75% for the next nine months and then to 3.5% until maturity. Both tranches were drawn on June 22, 2006 and had original terms of three and two years, respectively. The GBP 28 million tranche was repaid by Bournemouth & West Hampshire Water on June 29, 2007, the same day The Royal Bank of Scotland advanced the same amount to Cascal Services Ltd. These amounts were repaid using proceeds from the Company’s initial public offering.
The Group’s South African subsidiary, The Greater Nelspruit Utility Company (Pty) Limited (GNUC), has two loans from Development Bank of Southern Africa (DBSA) the aggregate amount of which at March 31, 2008 was Rand 59.7 million (USD 7.3 million). The loans were arranged to finance infrastructure development over a 20-year period. Both loans bear interest at a fixed rate of 13.08% per annum and the interest is payable quarterly in arrears. The initial loan is repayable in sixty consecutive quarterly installments, which commenced on December 31, 2005 following a five-year grace period. The final payment is due on

September 30, 2020. The additional loan is also repayable in sixty quarterly installments beginning December 31, 2005 with the final payment under this loan agreement also due on September 30, 2020. The DBSA loans are secured on GNUC’s “A” preference shares.
The Company’s subsidiary, Siza Water Company (Proprietary) Limited, has a bank loan outstanding in the amount of ZAR 15.9 million (USD 2.0 million) at March 31, 2008. The loan bears interest at a fixed rate of 12.61% per annum. Quarterly capital repayments of ZAR 0.7 million (USD 0.1 million) commenced on February 6, 2008 and end on November 6, 2017. The loan is secured by a guarantee of ZAR 17.7 million (USD 2.6 million) from another financial institution.
On January 13, 2004, one of the Group’s wholly owned subsidiaries in Chile entered into a loan facility with Banco BICE in the principal amount of UF 258,339 (USD 8.8 million). The loan bears interest at a fixed rate of 6.49% per annum and is payable in equal monthly installments of UF 3,176 (USD 0.1 million), with the final payment due on January 13, 2013. The loan is secured by accounts receivable due from a major customer. As of March 31, 2008, the outstanding principal balance was UF 164,289 (USD 6.6 million).
On November 28, 2002 another of the Company’s Chilean subsidiaries obtained a loan from Banco de Chile in the principal amount of UF 114,075 (USD 3.8 million). The loan bears interest at a fixed rate of 6.50% per annum and is payable in equal monthly installments of UF 1,188 (USD 50,000) plus interest, with the final payment due on June 5, 2011. The loan is guaranteed by another one of Cascal’s Chilean subsidiaries. As of March 31, 2008, the outstanding principal balance was UF 51,096 (USD 2.0 million). The subsidiary that obtained this loan is no longer operating and consequently the entire outstanding principal is shown in the short term portion as Banco BICE can ask for full repayment under the terms of the loan agreement. Currently, there is no indication from Banco BICE that it will ask for full repayment and payments are being made as described above.
The Group’s Chilean investment holding company obtained a loan from Banco Chile Edwards in the principal amount of UF 87,635 (USD 3.0 million). The loan bears interest at a variable rate, currently 5.19% per annum, which is payable semi-annually. Principal is repaid in equal installments of UF 14,606 (USD 0.5 million), with the final payment due on December 26, 2008. The loan is secured by a stand-by letter of credit in the amount of USD 0.6 million. As of March 31, 2008, the outstanding principal balance was UF 14,606 (USD 0.6 million) and is all shown in current liabilities.
The Chilean investment holding company also has a fixed interest loan from Aguas y Ecologia, which was drawn on June 30, 2001 in the amount of UF 18,788 (USD 0.6 million) with interest. The loan bears interest at 7.24% per annum, which is paid annually. As of March 31, 2008, the outstanding principal balance was UF 4,175 (USD 0.2 million). Capital is repaid annually with the final payment due on June 30, 2009. The loan is secured on the investment in the Chilean subsidiary that provides wastewater services in Northern Chile.
Aguas Santiago in Chile has unsecured obligations with developers because of reimbursable funds, for a total of UF 15,342 (USD 0.7 million) at an average interest rate of 4.04% with a due date in October 2020.
The Group’s Indonesian joint venture, PT Adhya Tirta Batam (ATB), has a term loan from NISP Bank. The balance outstanding at March 31, 2008 was IDR 5,277 million (USD 0.6 million). The loan was originally drawn in the amount of IDR 19,000 million (USD 2.2 million) in April 2004, with a term of five years. The loan was used to refinance the construction of phase II of the Duriangkang water treatment plant which was completed during 2003. Repayment of capital commenced from October 2004 and is now being paid back in equal monthly installments. The loan bears interest at 13%-18% per annum. The loan is secured by assignment of certain fixed and current assets of the company, assignment of insurances and a right to step-in to the company’s management under an event of default.
On April 11, 2002 the Group’s Panamanian subsidiary, Aguas de Panama, S.A. entered into a term loan facility with International Finance Corporation. The facility consists of two loans. USD 6 million was advanced under Loan A and USD 10 million under Loan B. Capital repayments under both loans commenced during the year ended March 31, 2005. Annual repayments of capital are currently scheduled at USD 2.2 million in aggregate for both loans. As of March 31, 2008 the aggregate capital outstanding amounted to USD 8.6 million. Interest is calculated based on LIBOR together with the relevant spread. As of March 31, 2008 the interest rate was 9.205% for Loan A and 8.955% for Loan B. The loans are secured by a combination of a share pledge contract assignments and a mortgage in favor of the lender.

15—Current liabilities

	March 31,	March 31,
Amounts expressed in thousands of USD	2008	2007
Current installments of long term liabilities	6,787	6,603
Short term loans	2,323	2,236
Bank overdrafts	—	7,512
Trade creditors	11,678	11,510
Amounts payable to affiliated companies	1,997	3,422
Income taxes payable	4,351	2,598
Other taxes and social security	640	1,527
Accruals	18,430	15,261
Other creditors	5,607	25,596

	51,813	76,265

Security has been provided in respect of the current installments of long term liabilities and bank overdrafts by a charge over short term deposits, trade debtors and stocks. The short term bank loans incur interest at a weighted average rate of 5 percent per annum.
The Group has undrawn lines of credit as follows:
BWHW has a GBP 5 million (USD 9.9 million) overdraft facility with Lloyds TSB Bank Plc, which was in place at March 31, 2007 and 2008. At March 31, 2008 the undrawn amount of the facility was GBP 5 million (USD 9.9 million) (2007: USD 2.3 million). Its availability is next scheduled for review on January 31, 2009, when it is expected to be renewed on substantially the same terms.
The Group’s Chilean subsidiaries, Bayesa S.A., Aguas Santiago S.A. and Aguas de Quetena S.A., have credit lines available with Banco BICE, BCI and Banco de Chile totalling CHP 186 million (USD 0.4 million).
The Group’s Indonesian joint venture company, PT Adhya Tirta Batam (ATB), has an overdraft facility (100%) of IDR 6,000 million (USD 0.7 million). At March 31, 2008, the overdraft balance was IDR nil (USD nil).
Included in other creditors at March 31, 2007 was an amount of USD 21.2 million that was collected by The China Water Company Limited on behalf of former owners. Such amount was paid to the intended recipients on April 10, 2007.
16—Financial instruments and risks
The Company is exposed to both interest rate risk and currency risk.
Concentration of credit risk
The Group is subject to credit risk through trade and long term debtors. Credit risk with respect to trade debtors is minimized because of the large number of low value, geographically dispersed customers to whom the Group provides its services. At March 31, 2008 there was no single customer or group of customers who, if unable to pay the amount they owe to the Group, would have a material adverse effect on consolidated liquidity, financial position and results of operations.
Short term cash deposits are placed with high quality creditworthy financial institutions.

Interest risk rate
The Group’s interest rate risk arises from long term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The exposure to cash flow interest rate risk is limited through entering into interest swaps on a selective basis to increase and extend the amount of borrowings subject to fixed rates of interest. No interest rate swaps exist at March 31, 2008.
Currency risk
The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US Dollar and the British Pound. Currency risks arise from the following sources:
•	Transactional exposure;

•	Translational exposure from investments in foreign entities;

•	Exposure from non-functional currency denominated debt.
In each of the Group’s operations, a majority of revenues is earned and costs defrayed in the same local currency thereby mitigating transactional exposures to movements in currency translation rates. Any significant remaining transactional exposures can then be managed using derivative instruments. Translation exposures on equity investments in foreign entities are not currently hedged. Debt financing of subsidiaries is generally arranged in the functional currency of the borrowing entity. If the financing currency is not the functional currency, the exposure to fluctuations may be mitigated through contractual or negotiated rate increases and may be further mitigated by entering into currency swaps on a selective basis.
An exception to this practice was the GBP 38 million (USD 75.5 million) that the Group borrowed from Royal Bank of Scotland in June 2006 in order to partially finance the USD 86.4 million distribution from share premium to shareholders on June 26, 2006. In using British Pounds to finance a US Dollar-denominated transaction, management took into account the effect that a strengthening of the British Pound would have on the value of the profits reported by our UK project company in US Dollar terms as well as the net equity in our UK project company, both of which would increase under such circumstances. Due to the strengthening of the British Pound against the USD during the ensuing period, unrealized foreign exchange losses amounting to USD 1.0 million have been recorded in the consolidated statement of income for the year ended March 31, 2008 as a result of retranslating this monetary liability using the period end exchange rate. The GBP 38 million was repaid before the end of the fiscal year using proceeds from the Company’s initial public offering.
Fair value of financial assets and liabilities
The fair values of cash, and other current assets and liabilities that will be realized in cash in the short term, are considered to be equal to their carrying values because of their short term durations. The carrying values of long term liabilities with floating rates of interest attached are similarly assumed to reflect fair values because the interest rate re-prices on a regular basis to reflect market rates.
17—Contingent liabilities and commitments
Amounts due under non-cancellable operating leases in effect at March 31, 2007 and 2008 amount to:

	Year ended	Year ended
	March 31,	March 31,
Amounts expressed in thousands of USD	2008	2007
Due within one year	722	1,082
Due after 1 year	670	642
Due after 2 years	293	367
Due after 3 years	225	291
Due after 4 years	215	205
Due after 5 years	2,897	3,100

	5,022	5,687

Operating lease rentals of USD 1.1 million for the year ended March 31, 2008 (2007: USD 0.6 million, 2006: USD 0.7 million) are reported in other operating charges. Commitments for capital expenditure at March 31, 2008 total USD 23.7 million. In addition, in the ordinary course of business, the Group has committed itself to capital expenditure programs as a term of concession agreements and plans presented to the water regulatory authorities.
Certain subsidiaries and joint ventures are the subject of claims and other proceedings. Such matters typically involved disputes between the relevant Group company and its clients arising from the parties’ interpretation of contractual conditions and obligations. The directors and their legal counsel believe that the subsidiaries and joint ventures concerned have valid defenses and intend to contest such claims and proceedings vigorously. As at March 31, 2008, no loss amount has been accrued because a loss is not considered probable or estimable.
At March 31, 2008, the Company has granted guarantees, performance and bid bonds amounting to USD 26.2 million (2007: USD 1.6 million).
The defined benefit pension plan in the United Kingdom that is referred to in note 13 is part of the Biwater Retirement and Security Scheme (BRASS). There are two sub-funds established within BRASS. The Cascal sub-fund is called the Water Company Section and the other sub-fund is called the Main Section and is the United Kingdom defined benefit pension plan for Biwater Plc and a number of its United Kingdom subsidiaries. Although the Water Company Section constitutes a separate sub-fund, it is established under the same documentation that governs the Main Section and shares the same trustees. Effective upon the admission to trading of our shares on the New York Stock Exchange, the trustees have agreed with Biwater to terminate their right to merge the Water Company Section and the Main Section. The Main Section was under-funded on a full buy-out basis, as determined under the United Kingdom pension statute which is different from Dutch GAAP and US GAAP, by GBP 93.3 million (USD 185.5 million) as at the last valuation for these purposes, which was at March 31, 2005.
One of the Group’s joint venture companies—Subicwater—is involved in a dispute with one of its minority shareholders—Olongapo City Government, or Olongapo City—in relation to amounts due to Olongapo City from Olongapo City Water District from whom the original concession was obtained. Such amounts are in relation to periods prior to the Subicwater concession. Subicwater originally entered into the concession based on the understanding that all prior obligations of OCWD had been settled under the terms of an agreement between Olongapo City and OCWD entered into in November 1997. Olongapo City subsequently contended that it would prefer to be a creditor of Subicwater (as opposed to a shareholder) and receive the old disputed OCWD amounts from Subicwater. However, Olongapo City has subsequently continued to act as a shareholder in Subicwater and has appointed directors of Subicwater, who have attended board meetings. Olongapo City obtained a Writ of Execution from the local courts in July 2003. In October 2003 Subicwater filed a Motion for Reconsideration by the local courts, which was rejected. In December 2003 Subicwater succeeded in obtaining an injunction from the Court of Appeals that prevented the local courts and Olongapo City from enforcing the Writ of Execution. In March 2006 Olongapo City appealed to the Supreme Court. Subicwater will continue to vigorously defend its position and believes that it will prevail on the merits. With interest, the amount of Olongapo City’s claim is approximately USD 47.3 million as of March 31, 2008.
Adhya Tirta Batam, another of the Group’s joint venture companies is currently in ongoing discussions with the KPPU, the Business Competition Supervisory Commission. The KPPU has asserted that ATB acted in an anti-competitive manner, and potentially in breach of monopoly powers, by failing to connect certain new properties to the water network. In 2007, the water demand exceeded that which was able to be produced and therefore ATB took the decision to slow down, rather than stop, the number of new applications that it processed for a connections to the water network. This was done to ensure that its current customers could continue to receive a 24 hour supply of water. All existing applications, however, continued to be processed. Both ATB and Cascal robustly defend their position and believe that ATB is fully compliant with Indonesian law. ATB is cooperating fully with the KPPU.
The Group has caused letters of credit to be issued in the amount of GBP 8.6 million (USD 17.1 million) as at March 31, 2008 in favor of the trustees of the Water Company Section of the U.K. defined benefit pension plan. Under an agreement entered into with Biwater and the trustees, the Group may need to increase further the amount of the letter of credit to cover any increase in the plan-specific deficit of the Water Company Section determined as of the initial public offering, up to a maximum amount of GBP 10.0 million (USD 19.9 million).
18—Segmental disclosures
Reportable segments
In the tables that follow the directors have presented their segmental disclosures of the Group’s financial position and results of operations. The tables reflect the eight primary reportable segments that management has identified for reporting under Dutch GAAP. The primary geographic segments shown in the tables below are a reflection of the operational management structure within the Group, whereby each country has a Chief Executive Officer and a Chief Financial Officer who are responsible for and required to report on the activities and financial position in their respective territories. Management of the Company also undertakes its monthly review of financial and non-financial performance of the project portfolio on a country-by-country basis. Management evaluates segment performance primarily based on net profits. Revenues for each geographic segment are based on the location of the relevant operation, which will not be materially different to the location of the third-party customer. In addition, those geographic segments that have been identified as discontinued operations have likewise been classified as such in accordance with the requirements of Dutch Accounting Standards Board Guideline 345.

Discontinued operations
In the tables that follow, Belize Water Services Limited was disposed of during the year ended March 31, 2006 and the operations of Biwater Ingeniera y Proyectos S.A. de C.V. and Agua Mexicana y Operaciones S.A. de C.V. were subject to an early termination in the year ended March 31, 2008. These subsidiaries represent the discontinuance of separate major lines of business that can be distinguished both operationally and for financial reporting purposes.
Revenue—geographical analysis

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2008	2007	2006
United Kingdom	94,791	75,705	67,858
South Africa	21,673	13,766	13,380
Indonesia	11,356	11,062	9,543
China	10,023	2,924	—
Chile	7,593	6,393	6,805
Panama	8,780	6,165	—
The Philippines	2,861	2,359	2,051
Holding Companies	5,304	3,912	4,634
Less: Inter-segment sales	(4,604)	(3,719)	(3,451)

Continuing Operations	157,777	118,567	100,820

Discontinued Operations
Belize	—	—	7,045
Mexico	2,865	3,136	2,731

	160,642	121,703	110,596

Inter-segment sales principally relate to management and technical services charged by the holding companies to the operating segments. Such charges are determined based on arm’s length agreements between the entities concerned and are designed to enable the holding companies to recover the relevant costs that they have incurred together with a reasonable profit element thereon.
The table below analyzes total revenue between that derived from the Group’s regulated and unregulated activities.

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Revenue — Regulated and unregulated	2008	2007	2006
Regulated	133,190	107,202	101,370
Unregulated	27,452	14,501	9,226

	160,642	121,703	110,596

Operating profit—geographical analysis

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2008	2007	2006
United Kingdom	31,894	29,264	24,922
South Africa	5,934	3,756	2,764
Indonesia	3,250	3,515	3,112
China	438	318	—
Chile	(47)	(488)	(739)
Panama	3,683	3,071	—
The Philippines	1,162	915	497
Holding Companies	(6,529)	(4,615)	(1,588)

Continuing Operations	39,785	35,736	28,968

Discontinued Operations
Belize	—	—	2,042
Mexico	457	469	476

	40,242	36,205	31,486

Total assets—geographical analysis

	Year ended	Year ended
	March 31,	March 31,
Amounts expressed in thousands of USD	2008	2007
United Kingdom	299,873	288,780
South Africa	38,321	22,719
Indonesia	9,566	9,666
China	59,485	63,018 (1)
Chile	50,980	42,659
Panama	27,447	26,080
The Philippines	4,979	3,864
Holding Companies	30,836	26,511

Continuing Operations	521,487	483,297

Discontinued Operations
Mexico	1,581	1,592

	523,068	484,889

(1)	Included USD 21.2 million received on behalf of and paid to the former owners of China Water.
Total tangible and intangible fixed assets — geographical analysis

	Year ended	Year ended
	March 31,	March 31,
Amounts expressed in thousands of USD	2008	2007
United Kingdom	263,853	255,449
South Africa	24,322	10,773
Indonesia	6,621	6,757
China	22,637	19,034
Chile	41,980	33,333
Panama	20,555	21,389
The Philippines	2,758	2,216
Holding Companies	2,055	2,185

Continuing Operations	384,781	351,136

Discontinued Operations
Mexico	—	130

	384,781	351,266

Additions to tangible fixed assets—geographical analysis

	Year ended	Year ended
	March 31,	March 31,
Amounts expressed in thousands of USD	2008	2007
United Kingdom	23,335	24,116
South Africa	6,448	2,878
Indonesia	811	632
China	422	284
Chile	2,879	887
Panama	—	9
The Philippines	416	200
Holding Companies	58	19

Continuing Operations	34,369	29,025

Discontinued Operations
Mexico	1	83

	34,370	29,108

Excluding tangible fixed assets added through acquisitions of subsidiaries.

Total liabilities —geographical analysis

	Year ended	Year ended
	March 31,	March 31,
Amounts expressed in thousands of USD	2008	2007
United Kingdom	258,302	317,260
South Africa	29,283	17,874
Indonesia	2,534	3,418
China	6,001	26,085 (1)
Chile	33,974	27,645
Panama	10,792	12,187
The Philippines	2,167	1,668
Holding Companies	26,957	29,176

Continuing Operations	370,010	435,313

Discontinued Operations
Mexico	231	456

	370,241	435,769

(1)	Included USD 21.2 million received on behalf of and paid to the former owners of China Water.
Staff costs—geographical analysis

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2008	2007	2006
United Kingdom	17,835	12,267	10,479
South Africa	5,473	3,686	3,674
Indonesia	967	821	692
China	2,585	907	—
Chile	1,455	1,461	1,204
Panama(1)	—	—	—
The Philippines	323	268	256
Holding Companies	4,576	3,528	2,718

Continuing Operations	33,214	22,938	19,023

Discontinued Operations
Belize	—	—	1,238
Mexico	673	660	651

	33,887	23,598	20,912

(1)	An average of 27 employees worked on this project in the year ended March 31, 2008 but, as they are all employed by Biwater under a contract arrangement, their costs are excluded from this table.

The average number of people employed by the Group during the year ended March 31, 2008 was 1,365 (2007: 1,380, 2006: 1,200) and can be segmented as follows:
Staff numbers—average

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2008	2007	2006
United Kingdom	312	262	228
South Africa	245	221	222
Indonesia	397	395	391
China	256	259	—
Chile	52	52	56
Panama(1)	—	—	—
The Philippines	147	155	157
Holding Companies(2)	19	16	14

Continuing Operations	1,428	1,360	1,068

Discontinued Operations
Belize	—	—	112
Mexico	19	20	20

	1,447	1,380	1,200

(1)	An average of 27 employees worked on this project in the year ended March 31, 2008 but, as they are all employed by Biwater under a contract arrangement, they are excluded from this table.
(2)	Average number of employees in the Netherlands during the year ended March 31, 2008 was 0 (2007: 0, 2006: 2)
Depreciation and amortization—geographical analysis

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2008	2007	2006
United Kingdom	(15,672)	(12,590)	(11,468)
South Africa	(1,247)	(801)	(782)
Indonesia	(883)	(860)	(600)
China (1)	(1,451)	(456)	—
Chile	(2,096)	(2,101)	(2,046)
Panama	(833)	(625)	—
The Philippines	(219)	(171)	(131)
Holding Companies	(339)	(328)	(327)

Continuing Operations	(22,740)	(17,932)	(15,354)

Discontinued Operations
Belize	—	—	(674)
Mexico	(46)	(48)	(38)

	(22,786)	(17,980)	(16,066)

(1)	Includes amortization of negative goodwill.

Interest income—geographical analysis

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2008	2007	2006
United Kingdom	1,043	433	1,891
South Africa	379	62	33
Indonesia	33	23	31
China	442	138	—
Chile	6	—	66
Panama	9	29	—
The Philippines	31	18	43
Holding Companies	896	1,949	2,188

Continuing Operations	2,839	2,652	4,252

Discontinued Operations
Belize	—	—	36
Mexico	96	35	29

	2,935	2,687	4,317

Interest expense—geographical analysis

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2008	2007	2006
United Kingdom	(11,536)	(11,429)	(8,247)
South Africa	(1,715)	(1,322)	(1,813)
Indonesia	(88)	(142)	(50)
China	(1)	—	—
Chile	(687)	(891)	(1,019)
Panama	(860)	(785)	—
The Philippines	(5)	(220)	(5)
Holding Companies	(5,273)	(1,591)	—

Continuing Operations	(20,165)	(16,380)	(11,134)

Discontinued Operations
Belize	—	—	(1,356)
Mexico	(73)	(17)	(5)

	(20,238)	(16,397)	(12,495)

Tax expense—geographical analysis

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2008	2007	2006
United Kingdom	(4,671)	(6,518)	(5,450)
South Africa	(1,249)	(613)	(411)
Indonesia	(985)	(1,046)	(937)
China	(649)	1,117	—
Chile	(233)	(522)	27
Panama	(70)	—	—
The Philippines	(107)	(60)	—
Holding Companies	(1,395)	836	(123)

Continuing Operations	(9,359)	(6,806)	(6,894)

Discontinued Operations
Belize	—	—	(1,162)
Mexico	(357)	(138)	(143)

	(9,716)	(6,944)	(8,199)

Net profit—geographical analysis

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2008	2007	2006
United Kingdom	18,351	15,425	12,944
South Africa	2,702	1,411	831
Indonesia	2,211	2,350	2,157
China	191	956	—
Chile	(1,378)	(2,198)	(1,941)
Panama	2,762	2,315	—
The Philippines	1,083	655	535
Holding Companies	(16,034)	(13,243)	168

Continuing Operations	9,888	7,671	14,694

Discontinued Operations
Belize	1,295	—	3,570
Mexico	405	345	356

	11,588	8,016	18,620

Exchange rate results of USD 0.2 million, USD 6.8 million and USD 2.4 million have been charged in arriving at net profit for the years ended March 31, 2006, 2007 and 2008, respectively.
19—Staff costs

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2008	2007	2006
Wages and salaries	31,767	21,930	19,217
Social charges	2,703	1,815	1,480
Pension charges	1,710	1,780	2,116
Staff redundancy costs	46	178	161
Capitalized own cost	(2,339)	(2,105)	(2,062)

	33,887	23,598	20,912

The annual compensation paid to the members of the Board of Directors for services in all capacities during the year ended March 31, 2008 was as follows.

Name	Salary and/or fees	Pension Contributions	Performance related compensation (2)	Number of stock options granted
Larry Magor(1)	$13,333	—	—	—
Stephane Richer	$563,514	$44,779	$441,125	—
Charles Auster(1)	$13,333	—	—	—
Willy Biewinga	$13,333	—	—	—
Mitchell Sonkin(1)	$13,333	—	—	—
Michael Wager(1)	$13,333	—	—	—

Total	$630,179	$44,779	$441,125	—

(1)	Fees taken in the form of common shares in the Company.
(2)	Performance related compensation relates to compensation paid on the completion of the initial public offering and a discretionary bonus paid in relation to the Company’s performance in the year ended March 31, 2007.
20—Depreciation and amortization of intangible and tangible fixed assets

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2008	2007	2006
Amortization of intangible fixed assets	1,579	1,097	737
Depreciation of tangible fixed assets	21,213	16,853	14,616
Amortization of negative goodwill	(52)	(18)	—

Continuing Operations	22,740	17,932	15,353

Discontinued Operations	46	48	713

	22,786	17,980	16,066

The aggregate amortization expense for intangible assets, for each of the next five years, is estimated to be approximately USD 1.6 million.

21—Disposal of subsidiaries
On October 3, 2005 the Group sold its 83% interest in Belize Water Services Limited to the Government of Belize. Of the total purchase consideration given by the Government of Belize, amounting to USD 28.8 million, USD 9.9 million was deferred. This deferred consideration was originally secured by four promissory notes issued by the Government of Belize with a face value USD 2.5 million each, with one promissory note maturing at each of the first four anniversary dates of the completion of the above mentioned disposal. Each note bears interest at a rate of 10% per annum. On October 3, 2007 the second of the four promissory notes matured and was duly paid, together with accrued interest, by the Government of Belize to the Group. In light of this event the Company has released USD 1.3 million to income, which amount was originally provided in the consolidated accounts for the year ended March 31, 2006 against the face values of the then remaining three promissory notes. The amount provided was charged against the gain on disposal reported in the consolidated accounts for the year ended March 31, 2006 and so its release has been similarly classified in these financial statements.
On January 8, 2008, the Company agreed to an early termination of its operation and maintenance contract in Mexico. As a result of this agreement the operations of Mexico have been shown as discontinued in the year ended March 31, 2008, 2007 and 2006. The Company received a termination fee of MXP 10.5 million (USD 1.0 million) and after the costs of termination and receipts for sale of assets made a profit on termination of MXP 1.1 million (USD 0.1 million).

22—Taxation
Profit before taxation for both continuing and discontinued operations in the consolidated statements of income consists of the following:

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2008	2007	2006
Profit before taxation:
The Netherlands	(14,313)	(14,183)	2,332
International	36,562	29,896	24,865

Total profit before taxation	22,249	15,713	27,197

Current tax
The Netherlands	399	28	238
International	9,033	5,230	5,420

Total	9,432	5,258	5,658

Deferred taxation:
The Netherlands	266	(1,535)	936
International	(339)	3,221	1,605

Total	(73)	1,686	2,541

Continuing Operations	9,359	6,806	6,894
Discontinued Operations	357	138	1,305

Total tax expense	9,716	6,944	8,199

Cash payments for taxation were USD 6.6 million, USD 4.1 million and USD 7.2 million for the years ended 2006, 2007 and 2008 respectively. The table below presents the overview of the tax effect on income and on equity.

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2008	2007	2006
Income taxes—analysis of total income taxes
Income from continuing operations	9,359	6,806	6,894
Discontinued operations	357	138	1,305

Income taxes recognized in the statement of income	9,716	6,944	8,199
Tax effect of change in accounting policy	—	—	(6,988)
Retranslation of foreign currency assets and liabilities	(376)	3,216	(2,055)

Total	9,340	10,160	(844)

Income taxes—analysis of income taxes attributable to continuing operations

	Year ended March 31, 2008
Amounts expressed in thousands of USD	Netherlands	International	Total
Current	399	9,033	9,432
Deferred	266	(339)	(73)

Total	665	8,694	9,359

	Year ended March 31, 2007
	Netherlands	International	Total
Current	28	5,230	5,258
Deferred	(1,535)	3,221	1,686

Total	(1,507)	8,451	6,944

	Year ended March 31, 2006
	Netherlands	International	Total
Current	(924)	5,420	4,496
Deferred	936	1,605	2,541

Total	12	7,025	7,037

The table below presents the movements in the net deferred tax position.

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2008	2007	2006
Income taxes—analysis of total deferred tax
Origination and reversal of temporary differences exclusive of items below	(1,799)	(145)	2,151
Acquisition of subsidiaries	1,211	188	—
Prior year adjustments	—	246	(191)
Adjustments for rate changes	(2,243)	(1,314)	(75)
Increases in deferred tax assets not recognized	4,521	2,952	802
Decreases in deferred tax assets not recognized	(537)	(53)	(146)
Tax effect of change in accounting policy	—	—	(6,988)
Retranslation of foreign currency assets and liabilities	(376)	3,216	(2,122)

Total	777	5,090	(6,569)

The following is a reconciliation of the statutory corporate tax rate in The Netherlands with the effective rate as a percentage of profit before taxation for both continuing and discontinued operations, as reported in the consolidated statements of income:

	Year ended		Year ended		Year ended
Amounts expressed in thousands of USD (except where stated)	March 31, 2008		March 31, 2007		March 31, 2006
Income before tax	22,249		15,713		27,197
Dutch average standard rate	25.5%		28.6%		29.6%
Income before tax at standard rate	5,673	25.5%	4,494	28.6%	8,050	29.6%
Disallowed expenditure	624	2.8	716	4.6	207	0.8
Non-taxable income	(340)	(1.5)	(62)	(0.4)	(97)	(0.4)
Prior period adjustments	24	0.1	(93)	(0.6)	(177)	(0.7)
Changes in tax rates	(2,182)	(9.8)	(1,314)	(8.3)	—	—
Increases in deferred tax assets not recognized	4,521	20.3	2,952	18.8	802	2.9
Decreases in deferred tax assets not recognized	(537)	(2.4)	(53)	(0.3)	(146)	(0.5)
Inflation adjustment	(354)	(1.6)	(263)	(1.7)	(180)	(0.7)
Effect of overseas tax rates	1,530	6.9	462	2.9	(765)	(2.8)
Deferred tax on un-remitted foreign earnings	654	2.9	—	—	—	—
Other, net	103	0.5	105	0.6	505	1.9

Total tax charge	9,716	43.7%	6,944	44.2%	8,199	30.1%

The tables below present an overview of the nature of the balance sheet amounts (recognized and unrecognized and specified per balance sheet item).

	Year ended	Year ended
Amounts expressed in thousands of USD	March 31, 2008	March 31, 2007
Income taxes—balance sheet analysis
Total deferred tax assets
Current	1,605	171
Non-current	32,424	27,253

Deferred tax assets not recognized
Current	(1,541)	—
Non-current	(13,634)	(8,447)

Net deferred tax assets
Current	64	171
Non-current	18,790	18,806
Deferred tax liabilities
Current	(1,486)	(2,084)
Non-current	(50,024)	(48,772)

Total deferred tax	(32,656)	(31,879)

	Year ended		Year ended
	March 31, 2008		March 31, 2007
Amounts expressed in thousands of USD	Recognized	Unrecognized	Recognized	Unrecognized
Income taxes—analysis of deferred tax balances
Assets
Intangibles	263	1,679	138	1,131
Property, plant and equipment	4,613	1,844	4,399	1,717
Pension liabilities	4,684	—	4,531	—
Provisions	232	—	910	—
Deferred revenue	6,968	—	6,471	—
Losses carried forward	1,703	10,209	2,054	5,063
Financial fixed assets	84	1,443	—	—
Current assets	42	—	90	536
Finance lease obligations	149	—	202	—
Long term liabilities	111	—	63	—
Other, net	5	—	119	—

	18,854	15,175	18,977	8,447

Liabilities
Intangibles	(902)		(651)
Property, plant and equipment	(43,694)		(43,661)
Provisions	(643)		(11)
Prepayments	—		—
Financial fixed assets	(18)		(18)
Current assets	(1,486)		(2,084)
Long term liabilities	(410)		(308)
Investments in affiliates	(4,357)		(4,105)
Other, net	—		(18)

Net deferred tax liabilities	(51,510)		(50,856)

Net deferred tax position	(32,656)		(31,879)

	Year ended		Year ended
	March 31, 2008		March 31, 2007
Amounts expressed in thousands of USD	Current	Non-current	Current	Non-current
Income taxes—analysis of deferred tax balances by jurisdiction
United Kingdom	—	(34,698)	—	(34,801)
South Africa	(1,463)	(1,008)	(1,740)	732
China	—	3,468	3	3,306
Indonesia	—	271	—	217
Chile	41	1,188	(176)	736
Mexico	—	—	—	33
The Netherlands	—	(1,014)	—	(748)
Panama	—	559	—	559

Total income taxes	(1,422)	(31,234)	(1,913)	(29,966)

Tax loss carryforwards

Amounts expressed in thousands of USD	The Netherlands	UK	South Africa	Chile	China	Total
March 31, 2007
Tax loss carryforwards	12,488	3,223	193	14,794	1,557	32,255

Tax effect	3,184	967	58	2,516	436	7,161
Deferred tax assets not recognized	(1,854)	(967)	—	(1,850)	(436)	(5,107)

Deferred tax asset recognized	1,330	—	58	666	—	2,054

March 31, 2008
Tax loss carryforwards	25,415	3,500	—	22,176	2,385	53,476

Tax effect	6,479	980	—	3,770	683	11,912
Deferred tax assets not recognized	(5,814)	(980)	—	(2,732)	(683)	(10,209)

Deferred tax asset recognized	665	—	—	1,038	—	1,703

Except for The Netherlands, the tax losses carried forward at March 31, 2008 do not expire at a future date, rather they remain available indefinitely to be set off against future taxable profits of the Group company to which they belong.

For The Netherlands, losses can be carried forward for 9 years from the date losses were incurred with the exception that losses incurred in 2002 and earlier can be carried forward only until the end of 2011.
Roll forward of deferred tax assets not recognized

Amounts expressed in thousands of USD
Balance at March 31, 2005	2,366
Increases in deferred tax assets not recognized	802
Decreases in deferred tax assets not recognized	(146)
Amounts recorded in equity on retranslation of foreign currency balances	36

Balance at March 31, 2006	3,058
Prior year adjustments	552
Increases in deferred tax assets not recognized	2,952
Decreases in deferred tax assets not recognized	(53)
Acquisition of subsidiary	1,806
Amounts recorded in equity on retranslation of foreign currency balances	132

Balance at March 31, 2007	8,447

Prior year adjustments	1,546
Increases in deferred tax assets not recognized	4,521
Decreases in deferred tax assets not recognized	(537)
Amounts recorded in equity on retranslation of foreign currency balances	1,198

Balance at March 31, 2008	15,175

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize both recognized and unrecognized deferred tax assets, the Company would need to generate future taxable income of approximately USD 147.7 million in future periods. Taxable income for the years ended March 31, 2006, 2007 and 2008 was USD 33.9 million, USD 15.6 million and USD 22.0 million, respectively. These amounts differ from historical profit before taxation due to the existence of operations in low- and zero-tax jurisdictions.
Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences to the extent deferred tax assets have been recognized at March 31, 2007 and 2008. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.
Subsequently recognized tax benefits relating to unrecognized deferred tax assets as of March 31, 2008 would be allocated to the consolidated statement of income, with the exception of USD 1.7 million of acquired losses carried forward in China, which benefit would be recognized by an adjustment to purchase price allocation and which would result in an increase in negative goodwill.

23 — Acquisition of subsidiaries
On June 30, 2006, the Group acquired Biwater Supply Limited, and its subsidiary Aguas de Panama, S.A., from Biwater Plc for a consideration of USD 14.3 million in total including cash acquired of USD 3.9 million. The net cash consideration was, therefore, USD 10.4 million. Biwater Supply Limited’s only assets at the acquisition date were its 100% shareholding in Aguas de Panama, S.A. and its right to acquire an 87% interest in China Water. Accordingly, the table below presents the separate assets and liabilities of Aguas de Panama, S.A. as being those that the Group acquired. The table is presented under Dutch GAAP. Management considers this acquisition to be a “transaction under common control” and is not therefore accounted for as a business combination in these financial statements. The Group has consolidated the assets and liabilities of Aguas de Panama, S.A. from June 26, 2006, the date on which that entity and the Company fell under the common control of Biwater Plc. The separate assets and liabilities acquired have been consolidated at their carrying values in the consolidated financial statements of Biwater Plc with the difference between the aggregate net assets and the consideration given of USD 1.8 million accounted for as a deemed distribution to shareholders.
Aguas de Panama, S.A.—Statement of income for the period April 1, 2006 to June 26, 2006

Amounts expressed in thousands of USD	Unaudited
Net turnover	1,659
Operating expenses	(1,014)

Operating profit	645
Net financial income and expense	(272)

Profit before taxation	373
Taxation	—

Profit after taxation	373
Minority interest	—

Net profit	373

Aguas de Panama, S.A.—Balance sheet as of June 26, 2006

Amounts expressed in thousands of USD	Unaudited
Tangible fixed assets	22,115
Financial fixed assets (deferred tax)	521
Current assets(1)	4,519

Total assets	27,155

Long term liabilities	11,920
Current liabilities	636

Total liabilities	12,556

Net assets acquired	14,599

Consideration—settled in cash	14,340
—deemed distribution to Biwater Plc	(1,785)
—deferred taxation recorded in Cascal Investment Limited as a result of its investment in Aguas de Panama, S.A.	2,044

14,599

(1)	Including USD 3.9 million of cash at bank and in hand.
On November 15, 2006, the Group acquired 87% of the share capital of The China Water Company, Limited (China Water) for a total consideration of USD 25.1 million. The results of China Water’s operations have been included in the consolidated financial statements since November 15, 2006. At the time of the acquisition China Water had majority interests in four water projects in China. In recent years management believes that China has had the highest number of public-private participation transactions in the water sector. Accordingly, management believes that China Water’s operations are well placed to benefit from further growth in new projects in this market. The acquisition of China Water supports the Company’s growth strategy in new geographical markets.
The acquired business contributed revenues of USD 2.9 million and net loss of USD 0.1 million to the Group for the period from November 15, 2006 to March 31, 2007.
If the acquisition had occurred on April 1, 2006, unaudited Group revenue would have been USD 127.3 million, unaudited net profit would have been USD 7.2 million, and there would have been a decrease in unaudited earnings per share of USD 101 for the year ended March 31, 2007.

Details of net assets acquired and goodwill based on the Company’s purchase price allocation are as follows:

Amounts expressed in thousands of USD
Purchase consideration:
— Cash paid	24,763
— Direct costs relating to the acquisition	328

Total purchase consideration	25,091
Fair value of net assets acquired	26,254

Negative goodwill	(1,163)

The assets and liabilities arising from the acquisition are as follows:

		Acquiree’s
	Fair	carrying
Amounts expressed in thousands of USD	value	amount
Cash and cash equivalents	14,218	14,218
Property, plant and equipment (note 6)	21,499	39,472
Other non-current assets	—	48
Inventories	198	198
Receivables	850	850
Payables	(2,857)	(2,857)
Net deferred tax assets (notes 7 and 13)	2,013	(169)

Net assets	35,921	51,760

Minority interests	(9,667)

Net assets acquired	26,254

Total consideration settled in cash		25,091
Cash and cash equivalents in subsidiary acquired		(14,218)

Cash outflow on acquisition		10,873

On February 1, 2007 the Group acquired 100% of the share capital of Pre-Heat Limited for an initial cash consideration of GBP 3.5 million (USD 6.9 million). The share purchase agreement also provided for contingent and deferred consideration to be paid to the sellers of the business at dates in the future. Payment of the contingent consideration is predicated upon the collection of certain amounts owed by customers at the date of the acquisition while the deferred consideration only becomes payable if certain gross profit improvement targets are achieved during the two-year period commencing on the date of the acquisition and the sellers remain in employment. The consolidated financial statements recognize a liability at the balance sheet date, for both contingent and deferred consideration, that is based on management’s best estimate of the amounts that will ultimately become due for payment. In addition, the Group incurred costs of USD 0.1 million relating to this acquisition. The total consideration payable is, therefore, estimated at USD 8.9 million. Pre-Heat supplies gas installation and maintenance services in the South of England. The acquisition of Pre-Heat supports the Company’s UK growth strategy in new markets.
The acquired business contributed revenues of USD 1.6 million and net profit of USD 0.1 million to the Group for the period from February 1, 2007 to March 31, 2007.
If the acquisition had occurred on April 1, 2006, unaudited Group revenue would have been USD 128.8 million, unaudited net profit would have been USD 8.1 million and there would have been an increase in unaudited earnings per share of USD 9 for the year ended March 31, 2007.
Details of net assets acquired and goodwill based on the Company’s purchase price allocation are as follows:

Amounts expressed in thousands of USD
Purchase consideration:
— Cash paid	6,863
— Contingent and deferred consideration	1,862
— Direct costs relating to the acquisition	147

Total consideration	8,872
Fair value of net assets acquired	6,239

Goodwill	2,633

The goodwill arose as a result of the Company’s valuation for purchase price allocation purposes of the existing contracts within Pre-Heat.

The assets and liabilities arising from the acquisition are as follows:

		Acquiree’s
	Fair	carrying
Amounts expressed in thousands of USD	value	amount
Cash and cash equivalents	1,629	1,629
Property, plant and equipment (note 6)	1,387	1,208
Contracts (included in intangibles) (note 5)	1,978	—
Inventories	439	439
Receivables	3,417	3,417
Payables	(1,940)	(1,940)
Net deferred tax liabilities (note 13)	(671)	(76)

Net assets	6,239	4,677

Purchase consideration paid in cash		7,010
Cash and cash equivalents in subsidiary acquired		(1,629)

Cash outflow on acquisition		5,381

On May 3, 2007 the Group acquired 73.42% of the share capital of Siza Water Company (Proprietary) Limited for Rand 20.4 million (USD 2.9 million). Siza Water provides water and wastewater services to the inhabitants of Ballito, a town close to Durban in South Africa, under a concession contract with Ilembe District Council. The acquisition of Siza Water supports the Company’s growth strategy in territories where it already has established operations in place.
The acquired business contributed revenues of USD 5.9 million and net profit of USD 0.6 million to the Group for the period from May 3, 2007 to March 31, 2008. If the acquisition had occurred on April 1, 2007, Group revenue would have been USD 161.1 million, net profit would have been USD 11.7 million and there would have been a negligible increase in earnings per share for the year ended March 31, 2008. If the acquisition had occurred on April 1, 2006, Group revenue would have been USD 127.3 million, net profit would have been USD 8.6 million and there would have been USD 0.03 increase in earnings per share for the year ended March 31, 2007.
Details of net assets acquired and goodwill based on the Company’s preliminary purchase price allocation are as follows:

Amounts expressed in thousands of USD

Purchase consideration:
— Cash paid	2,888
— Direct costs relating to the acquisition	7

Total consideration	2,895
Fair value of net assets acquired	(2,895)

Goodwill	—

The assets and liabilities arising from the acquisition are as follows:

		Acquiree’s
	Fair	carrying
Amounts expressed in thousands of USD	value	amount

Cash and cash equivalents	3,291	3,291
Property, plant and equipment (note 6)	11,734	10,940
Inventories	142	142
Receivables	1,072	1,072
Payables	(6,765)	(6,765)
Long term liabilities	(4,392)	(3,940)
Provisions	—	(2,642)
Net deferred tax liabilities (notes 7 and 13)	(1,211)	(331)

Net assets	3,871	1,767
Minority interests	(976)

Net assets acquired	2,895

Purchase consideration paid in cash		(2,895)
Cash and cash equivalents in subsidiary acquired		3,291

Cash inflow on acquisition		396

The provisions represent deferred revenue in the form of third party contributions toward the cost of infrastructure assets.

24—Earnings per share

Amounts, except share and per share amounts,	Year ended	Year ended	Year ended
expressed in thousands of USD	March 31, 2008	March 31, 2007	March 31, 2006
Total basic and diluted earnings per share	0.49	0.37	0.85

Continuing Operations	0.42	0.36	0.67

Discontinued Operations	0.07	0.01	0.18

Weighted average number of shares (note 27)	23,329,982	21,849,343	21,849,343

Profit from continuing operations	9,888	7,671	14,692

Profit from discontinued operations	1,700	345	3,928

Total net profit	11,588	8,016	18,620

—Distributions per share

Amounts, except share and per share amounts,	Year ended	Year ended	Year ended
expressed in thousands of USD	March 31, 2008	March 31, 2007	March 31, 2006
Distributions paid per share	0.17	4.32	—

Weighted average number of shares	23,329,982	21,849,343	21,849,343

Total distributions made	4,000	94,397	—

25—Related party transactions
During the comparative period covered by these consolidated financial statements, the Company was a joint venture between Biwater Plc and n.v. Nuon up to and including June 25, 2006. From June 26, 2006 until the Company’s initial public offering on January 29, 2008 the Company was a wholly owned subsidiary of Biwater Plc. The Company operated autonomously, with regular reports to, and oversight from, the Supervisory Board. Agreement of the sums due to or from each of the joint venture partners in respect of the items listed below was subject to scrutiny to ensure that all prices were set on an arm’s length basis. Management believes that the terms of the arrangements between the entities were consistent throughout the periods presented.
The Group paid directors’ fees to Biwater Plc amounting to USD 0 (2007: USD 77,000, 2006: USD 90,000) and USD 0 to n.v. Nuon (2007: USD 0, 2006: USD 90,000). These fees formed part of other operating charges in the consolidated statement of income.
The Group purchased equipment and services from subsidiaries of Biwater Plc totalling USD 0.5 million (2007: USD 1.6 million, 2006: USD 0.5 million) and USD 0 million from n.v. Nuon (2006: USD 0, 2005: USD 0.3 million)). Of this USD 0.5 million, USD 0.1 million were the costs in preparation for the Company’s initial public offering. The remaining USD 0.4 million form part of other operating charges. The Group was charged interest by the Biwater group totaling USD 23,000 (2007: USD 0, 2006: USD 0).
The Group invoiced USD 5.4 million (2007: USD 0.4 million, 2006: USD 0.7 million) to Biwater Plc for services rendered. USD 5.2 million was in connection with Biwater Plc’s share of costs for the company’s initial public offering. The remaining USD 0.2 million is a credit to other operating charges with the exception of a negligible amount that forms part of interest income.
As at March 31, 2008 the Group had outstanding amounts payable to Biwater Plc and its subsidiaries of USD 2.0 million (2007: USD 3.4 million, 2006: USD 0). These amounts are shown as amounts payable to affiliated companies in current liabilities. (See note 15.)
As at March 31, 2008 the Group had outstanding amounts receivable from Biwater Plc and its subsidiaries of USD 6.4 million (2007: USD 5.8 million, 2006: USD 0.6 million). These amounts are shown as receivables from affiliated companies in debtors (See note 9.)
As at March 31, 2008 the Group had outstanding amounts receivable from n.v. Nuon of USD 0 (2007: USD 48,000, 2006: USD 0). These amounts are shown as receivables from affiliated companies in debtors. (See note 9).
Bournemouth & West Hampshire Water Plc has a liability of GBP 0.6 million (USD 1.1 million) to Biwater Plc in consideration for tax losses arising during the period between June 26, 2006 and March 31, 2007 that Biwater Plc surrendered to Bournemouth & West Hampshire Water Plc in accordance with group loss relief provisions contained in UK tax legislation.
During the year ended March 31, 2008, the Company’s subsidiary, Aguas de Panama, S.A., purchased operation and maintenance service from Biwater International Limited’s Panama branch amounting to USD 3.8 million.

26—	Summary of differences between accounting policies generally accepted in The Netherlands and in the United States of America
The accompanying consolidated financial statements have been prepared in accordance with Dutch GAAP, which differs in certain respects from accounting principles generally accepted in the United States of America (US GAAP). Reconciliations of net profit and shareholders’ equity under Dutch GAAP with the corresponding amounts under US GAAP are set out below.
Effect on net profit of differences between Dutch and US GAAP

				For the periods
			Year ended	April 1, 2006	June 26, 2006	Year ended
Amounts, except share and per share amounts,			March 31,	to	to	March 31,
expressed in thousands of USD	Note		2008	June 25, 2006	March 31, 2007	2006
Net profit in accordance with Dutch GAAP			11,588	3,598	4,418	18,620
US GAAP adjustments
—Pensions	(a	)	—	—	—	—
—Goodwill amortization	(b	)	431	60	204	243
—Effects of fair value adjustments pushed down into Cascal N.V.	(c	)	67	—	(526)	—
—Business combinations	(d	)	(677)	—	353	—
—Tax effect of US GAAP differences			28	—	(160)	—

Net profit in accordance with US GAAP			11,437	3,658	4,289	18,863

Net profit may be analyzed as follows:
Continuing operations			10,035	3,596	4,060	15,871
Discontinued operation			1,402	62	229	2,992

Net profit in accordance with US GAAP			11,437	3,658	4,289	18,863

Net profit per share
Basic and diluted net profit per share is computed by dividing the net profit applicable to common shares after any premium on the redemption of preference shares, if any, by the weighted average of common shares outstanding during the period.
A reconciliation of the numerator for the purposes of calculating net profit per share under US GAAP is as follows:

		For the periods
	Year ended	April 1, 2006	June 26, 2006	Year ended
	March 31,	to	to	March 31,
Amounts expressed in thousands of USD	2008	June 25, 2006	March 31, 2007	2006
Net profit in accordance with US GAAP	11,437	3,658	4,289	18,863
Premium on redemption of preference shares	—	—	—	(25,875)

Net profit (loss) attributable to common shareholders	11,437	3,658	4,289	(7,012)

Net profit (loss) per share in accordance with US GAAP basic and diluted method (USD)
Continuing operations	0.43	0.17	0.19	(0.46)
Discontinued operations	0.06	—	0.01	0.14

	0.49	0.17	0.20	(0.32)
Number of shares—Basic and diluted	23,329,982	21,849,343	21,849,343	21,849,343

Effect on shareholders’ equity of significant differences between Dutch and US GAAP

			As at	As at
			March 31,	March 31,
	Note		2008	2007
Shareholders’ equity in accordance with Dutch GAAP			136,726	38,552
US GAAP adjustments
—Pensions	(a	)	13,140	3,399
—Goodwill amortization	(b	)	1,787	1,339
—Fair value adjustments pushed down to Cascal N.V.	(c	)	35,790	32,872
—Business combinations	(d	)	463	1,131
—Tax effect of US GAAP differences			(12,509)	(9,953)

Shareholders’ equity in accordance with US GAAP			175,397	67,340

Changes in shareholders’ equity

	Year ended	Year ended	Year ended
Amounts expressed in thousands of USD	March 31, 2008	March 31, 2007	March 31, 2006
The reconciliation of the movements in shareholders’ equity is as follows:
Opening shareholders’ equity—in accordance with US GAAP	67,340	119,414	127,390
Net income for the period April 1, 2007 to March 31, 2008	11,437	—	—
Net income for the period April 1, 2006 to June 25, 2006	—	3,658	—
Net income for the period June 26, 2006 to March 31, 2007	—	4,289	—
Net income for the period April 1, 2005 to March 31, 2006	—	—	18,863

Foreign exchange
For the period April 1, 2007 to March 31, 2008	8,019	—	—
For the period April 1, 2006 to June 25, 2006	—	1,351	—
For the period June 26, 2006 to March 31, 2007	—	5,297	—
For the period April 1, 2005 to March 31, 2006	—	—	(964)

Other movements
For the period April 1, 2007 to March 31, 2008 (1)	6,420	—	—
For the period April 1, 2006 to June 25, 2006	—	—	—
For the period June 26, 2006 to March 31, 2007	—	—	—
For the period April 1, 2005 to March 31, 2006	—	—	—
Issue of shares	104,684	—	—
Costs of issue	(18,503)	—	—
Premium on redemption of Preference Shares	—	—	(25,875)
Distributions to shareholders	(4,000)	(93,802)	—
Fair value adjustments pushed down to Cascal N.V.	—	24,188	—
Cumulative adjustment on adoption of SFAS 158 (net of tax effect of USD 1,265 )	—	2,945	—

Total movements	108,057	(52,074)	(7,976)

Closing shareholders’ equity—in accordance with US GAAP	175,397	67,340	119,414

(1)	Represents acturial gains on pensions.
Significant differences between Dutch and US accounting principles
   (a) Pensions
The Group accounts for the costs of pensions under the rules set out in Dutch GAAP.
On April 1, 2005, the Group adopted for the first time the new Dutch GAAP basis of accounting for pension costs Guideline 271, which follows the guidance set out in IAS 19 Employee Benefits. At the date of adoption, the Group recorded the unfunded pension benefit obligation.
Under US GAAP, the Group adopted SFAS 87 Employers’ Accounting for Pensions as at April 1, 2004. The transition rules permitted for foreign private issuers resulted in the unfunded pension benefit obligation, calculated in accordance with US GAAP, being recognized as a liability on that date.
Under both Dutch and US GAAP, defined benefit pension costs are determined on a systematic basis over the length of employee service. However, prior to April 1, 2005, the rules under Dutch GAAP were less prescriptive than US GAAP in respect of the actuarial assumptions that must be used and the allocation of costs to accounting periods. Dutch GAAP previously permitted the annual pension cost to be calculated based upon the contributions payable by the sponsoring employer into the fund. Furthermore, the actuarial valuation under US GAAP had to be carried out on an annual basis, whereas a triennial valuation was required for Dutch GAAP purposes.
From April 1, 2005 the pension accounting rules for determining net periodic cost to be charged to the statement of income under Dutch GAAP are generally consistent with those which have been applied throughout the periods presented under US GAAP. Both GAAP bases now require each significant assumption to determine annual pension cost to be a best estimate with respect to that individual assumption. For example, the discount rate used should be that for ‘AA’ rated bonds with a similar maturity to the pension obligations, and the value of the plan’s assets should be based upon market values at each balance sheet date.

Effective March 31, 2007, the Company adopted the recognition and disclosure provisions of FASB Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post Retirement Plans” (SFAS 158). SFAS 158 requires companies to recognize the funded status of defined benefit pension and other post retirement plans as a net asset or liability and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income to the extent those changes are not included in the net periodic cost. The funded status reported on the balance sheet as of March 31, 2007 under SFAS 158 was measured as the difference between the fair value of plan assets and the benefit obligation. The incremental effect of applying SFAS 158 on the Company’s financial position as of March 31, 2007 was as follows:

	Before application		After application
Amounts expressed in thousands of USD	of SFAS 158	Adjustments	of SFAS 158
Other assets	17,199	(1,265)	15,934
Total long term assets	390,042	(1,265)	388,777
Total assets	494,667	(1,265)	493,402
Other liabilities	15,333	(4,218)	11,115
Shareholder’s equity	70,292	(2,952)	67,340
Total liabilities and shareholder’s equity	494,667	(1,265)	493,402

The recognition provisions of SFAS 158 had no effect on the statements of income for the periods presented.
Under Dutch GAAP, the Group recorded a liability before deferred taxation in respect of its UK defined benefit pension plan of USD 14.1 million as at March 31, 2008 (USD 15.0 million as at March 31, 2007). Under US GAAP, the Group has calculated a pension liability of USD 0.4 million as at March 31, 2008 (liability of USD 11.0 million as at March 31, 2007) in respect of the same pension plan. Of the difference between Dutch GAAP and US GAAP defined pension liabilities of USD 13.7 million as of March 31, 2008, USD 0.5 million has been recognized in US GAAP financial statements on push down of fair values recognized in the Nuon transaction described in note (c) below. The Group’s equity method investments in Indonesia and The Philippines both operate defined benefit pension plans the aggregate liabilities of which at March 31, 2008 under Dutch GAAP were USD 0.1 million. The following disclosures related to the plan have been presented in accordance with the requirements of SFAS 158 and SFAS 132(R) in the following tables:

		For the periods
		April 1, 2006	June 26, 2006
		to	to
Amounts expressed in thousands of USD	2008	June 25, 2006	March 31, 2007	2006
Pension expense
Service cost	1,263	345	1,018	1,046
Interest cost	6,253	1,351	4,212	5,187
Expected return on plan assets	(6,464)	(1,344)	(4,225)	(4,563)

Net periodic pension expense	1,052	352	1,005	1,670

Amounts expressed in thousands of USD	March 31, 2008	March 31, 2007
Change in benefit obligation
Benefit obligation at beginning of year	117,925	105,750
Service cost	1,263	1,363
Interest cost	6,253	5,563
Plan participants’ contributions	614	439
Benefits paid	(5,546)	(4,856)
Net actuarial (gain)/loss	(13,948)	(3,764)
Effect of foreign currency	1,755	13,430

Benefit obligation at end of year	108,316	117,925

Amounts expressed in thousands of USD	March 31, 2008	March 31, 2007
Change in plan assets
Fair value of plan assets at beginning of year	106,904	86,863
Employer contributions	2,281	7,758
Plan participants’ contributions	614	439
Benefits paid	(5,546)	(4,856)
Actual return on plan assets	2,183	5,308
Effect of foreign currency	1,492	11,392

Fair value of plan assets at end of year	107,928	106,904

Amounts expressed in thousands of USD	March 31, 2008	March 31, 2007
Funded status
Fair value of plan assets	107,928	106,904
Benefit obligation	(108,316)	(117,925)

Funded status and net amount recognized	(388)	(11,021)

Amounts expressed in thousands of USD	March 31, 2008	March 31, 2007
Change in accrued pension costs
Accrued pension costs at beginning of year	(11,021)	(19,924)
Employer contributions	2,281	7,758
Net periodic pension cost April 1, 2007 to March 31, 2008	(1,052)	—
Net periodic pension cost April 1, 2006 to June 25, 2006	—	(352)
Adjustment on acquisition of 50% of shares of the Company by Biwater plc	—	557
Net periodic pension cost June 26, 2006 to March 31, 2007	—	(1,005)
Effect of foreign currency	(263)	(2,273)

Accrued pension costs at end of year	(10,055)	(15,239)
Recognition of actuarial gains	9,667	4,218

Accrued pension costs at end of year	(388)	(11,021)

Future benefit payments
The expected benefit payments for the UK defined benefit plan over the next ten years are as follows:

Amounts expressed in thousands of USD
2009	5,491
2010	5,686
2011	5,887
2012	6,095
2013	6,310
2014—2018	35,072

Net periodic pension expense assumptions
The actuarial assumptions used to determine the net periodic pension expense for the years ended March 31 were as follows:

	2008	2007	2006
Discount rate	6.70%	5.25%	4.9%
Expected long term return on plan assets	6.25%	6.00%	5.6%
Rate of salary increase	4.95%	4.65%	4.5%
Defined benefit pension obligation assumptions
The actuarial assumptions used to determine the defined benefit pension obligation at March 31 were as follows:

	2008	2007
Discount rate	6.70%	5.25%
Rate of salary increase	4.95%	4.65%
Rate of pension increase	3.45%	3.15%
It is estimated that the effect of a 0.5% increase or decrease in the discount rate on the net periodic pension expense for the year ended March 31, 2008 would be USD 0.5 million and USD 1.2 million, respectively and the effect of a 0.5% increase or decrease in the expected long term return on plan assets would be USD 0.5 million and USD 1.6 million, respectively. These assets are managed by professional investment managers. The primary objective is long term growth of assets in order to meet present and future obligations.
The trustee’s policy is to invest in a broad range of assets. The target allocation of funds is: index-linked government securities (35%); equity shares (25%); corporate bonds (25%); and commercial property (15%).

The plan assets were invested as follows:

	March 31,		March 31,
Amounts expressed in thousands of USD	2008	%	2007	%
Equity and properties	45,740	42.4%	44,647	41.8%
Gilts	35,950	33.3%	33,455	31.3%
Corporate bonds	22,250	20.6%	22,757	21.3%
Cash	3,988	3.7%	6,045	5.6%

	107,928	100%	106,904	100%

Contributions to the plan for the year ending March 31, 2009 are expected to be USD 3.0 million.
(b) Goodwill amortization
Under Dutch GAAP goodwill is presumed to have a finite useful economic life of 20 years or less. Accordingly, goodwill arising on consolidation is amortized over 20 years for Dutch GAAP reporting purposes. In accordance with the requirements of SFAS 142, goodwill arising from business combinations is not subject to annual amortization for reporting under US GAAP. For US GAAP reporting purposes goodwill arising on consolidation is “pushed down” into the books of the acquired business. Push down accounting is prohibited under Dutch GAAP.

(c) Fair value adjustments pushed down into Cascal N.V.
For US GAAP purposes, the acquisition by Biwater of the 50% of the Company’s shares previously owned by Nuon has been accounted for in accordance with SFAS No. 141, “Business Combinations” (“SFAS 141”) and Staff Accounting Bulletin (SAB) Topic 5-J, “Push Down Basis of Accounting Required in Certain Limited Circumstances,” with “push-down” accounting applied to the 50% of the assets not already owned by Biwater. As a result, the Company has undertaken a purchase price allocation exercise, which has resulted in changes to the values of certain assets and liabilities by an amount representing 50% of the difference between their fair value as of June 26, 2006 and their book value as of that date as required under US GAAP. This “push-down” exercise is not permitted under Dutch GAAP. The total purchase price has been allocated to the tangible and intangible assets acquired and liabilities assumed based upon management’s best estimates of fair values which include the findings set out in third party valuation reports on long-lived tangible and intangible assets.
There are differences between Dutch GAAP and US GAAP due to the effects of push down accounting. As push down accounting results in different carrying values for the assets and liabilities under US GAAP as fair values are pushed down and the income statement charges differs as the fair value adjustments pushed down are being depreciated and amortised. The effect on the income statement will be impacted by disposal of assets or as assets become fully depreciated. The effect on the income statement in the year ended March 31, 2008 was USD 0.4 million (2007: USD 0.1 million).
Furthermore, in the year ended March 31, 2007 an adjustment for a gain on sale of a riverbed for USD 0.6 million (2008: USD 0) was posted. The book value of the riverbed for Dutch GAAP was nil whereas for US GAAP purposes due to the push down accounting the book value was uplifted to fair value effecting negligible US GAAP profits on sale. The Dutch GAAP profits were eliminated.
In the year ended March 31, 2008 the operations in Mexico were terminated. The disposal of an individual asset (a customer relationship intangible) created a loss of USD 0.3 million (2007: USD 0) which was included for US GAAP profits but not for Dutch GAAP profits as the fair value uplift from the push down only affected US GAAP profits.
The effects of the above were posted to the “Effect of fair value adjustments pushed down into Cascal N.V” line in the reconciliation. The 2007 period covers only 9 months of the prior year.
The following table summarizes the effects of the Company’s purchase price allocation as at June 26, 2006 and the effect on net profit for the year ended March 31, 2008.

						Effect on
						net profit
					Effect on	for the period
			50% of		net profit	from
			difference		for the year	June 26,
			between	Assumed	ended	2006 to
			fair and	economic	March 31,	March 31,
(Dollars in thousands)			book values	life (Years)	2008	2007
Property, plant and equipment:
—Freehold land (not depreciating)	(i	)	15,821	n/a	n/a	n/a
—Other	(i	)	(13,621)	2-44	1,771	477
Intangible assets:
—Customer relationships	(ii	)	840	3-17	(525)	(126)
—Brand names and trademarks	(iii	)	92	3	(34)	(24)
—Water rights	(iv	)	4,644	22	(224)	(168)
—License and concession agreements	(v	)	4,393	14-23	(251)	(186)
Other assets			21	3	(6)	(6)
Long-term debt	(vi	)	(1,130)	3-28	12	9
Pension obligations	(vii	)	547	15	(36)	(27)
Deferred revenue	(viii	)	20,526	17-50	(616)	(456)

Pre-tax effect of “push-down” accounting*			32,133		91	(507)
Deferred taxes on above items, net	(ix	)	(7,945)		(39)	138

Total effect of “push-down” accounting			24,188		52	(369)

Book value of assets and liabilities at 50%			62,212

Consideration			86,400

*	Included within the effect on net profit for the year ended March 31, 2008 is USD 24,000 (2007: USD 19,000) in connection with the “push-down” accounting effect relating to equity method investments which is reclassed into share of net profit of equity method investments in the U.S. GAAP statement of income.

(i)	Property, plant and equipment have been valued on a depreciated replacement cost basis. Depreciated replacement cost has been determined by first establishing the Replacement Cost New (“RCN”), which is the cost to replace the asset with like utility using current material and labor rates and therefore establishes the highest amount a prudent investor would be prepared to pay. RCN was determined by applying an inflation-based index to historical amounts contained within the Company’s records. Adjustments have then been made to the RCN to reflect a loss in value due to physical deterioration, functional obsolescence and economic obsolescence, as appropriate, in order to reach a fair value based on depreciated replacement cost. Depreciation is calculated based on the remaining estimated useful economic life of the asset.

(ii)	Customer relationships have been valued by reference to the present value of the operating cash flows that they generate over their term, taking into account the probability of their renewal. Included within the net profit effect for the year is the loss of the customer relationship intangible asset upon termination of operations in Mexico in January 2008. This intangible asset was created as part of the purchase price allocation for the acquisition by Biwater of the 50% of the Company’s shares previously owned by Nuon. This intangible asset did not exist under Dutch GAAP. The loss of this intangible asset reduced net profit for the year ended March 31, 2008 by USD 0.3 million.

(iii)	Brand names and trademarks have been valued using the relief from royalties approach, which reflects value by estimating the savings that are realized by the owner of the brand or trademark relative to the amount that an unrelated party could expect to have to pay as a percentage of revenue for their use. This approach requires an assessment to be made of the amount that a third party would be prepared to pay (as a percentage of revenues) for use of the brand name or trademark in question.

(iv)	Water rights relate solely to the Company’s Chilean operations and have been valued using data from an independent valuation firm based on their market price estimated by reference to the values at which similar assets have changed hands in arm’s length transactions between willing buyers and sellers.

(v)	License and concession agreements have been valued using an income-based methodology that uses discounted cash flows. The operating cash flows attributable to each license or concession are calculated by charging appropriate costs to the identifiable revenue stream. These cash flows represent a return on all of the assets employed in their generation. In order to separately value the licenses and concessions, the value and the required return for other identifiable assets must be determined. These contributory asset charges represent the fair return required on all assets that are necessary for the realization of the cash flows and as such are made for all assets that contribute to the cash flows in line with their contribution. Charges for use of contributory assets have been calculated, in the aggregate, for the use of net working capital, fixed assets and an assembled work force. The contributory asset charges are deducted from the cash flows calculating the net present value attributable to each license or concession. Estimates have been made of the useful economic lives of individual licenses and concessions based on the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the entity. A license or concession is amortized over that lifetime.

(vi)	The adjustment to the carrying value of long term debt principally relates to the UK Artesian loan, the outstanding principal of which was GBP 68.8 million (USD 138.1 million) as at June 30, 2006. This loan bears interest at a rate of 3.08% and the principal sum accretes by the UK Retail Price Index (RPI) each year until repaid. The loan is due for repayment in 2033. The fair value of the loan has been calculated based on an assumed current real market rate for such a loan of 2.98% and average annual increases in RPI over the term of the loan of 2.64%, giving a nominal interest rate at which to discount the cash flows related to the loan of 5.62%. Adjustments to the carrying values of other long term debt have given rise to both increases and decreases in the carrying amounts of that debt.

(vii)	The pension adjustment relates to the recognition of 50% of the actuarial gains and losses previously unrecognized under SFAS No. 87, “Employer’s Accounting for Pensions.”

(viii)	In the Company’s historical financial statements, certain monies received from land and property developers in connection with the design, construction and connection of infrastructure have been deferred and are being recognized as revenue in the statement of income on a straight-line basis over the lives of assets used in the related water supply arrangements. As part of the purchase price allocation pushed down to the Company relating to the acquisition of 50% of the Company’s shares by Biwater, no amount of purchase price has been allocated to these deferred revenue balances pursuant to the guidance contained in Emerging Issues Task Force (EITF) Issue No. 01-3, “Accounting in a Business Combination for Deferred Revenue of an Acquiree.” That guidance states that deferred revenue in a business combination should be recognized at fair value. In the case of the deferred revenue balances in the historical financial statements of the Company, the legal obligation to supply water arises from the license or concession in the relevant jurisdiction and those obligations are taken into account when determining for purchase price allocation purposes the value of the relevant license or concession (which give rise to a right to supply water at a regulated price) and the related infrastructure assets needed to access the cash flows arising from that right.

(ix)	Deferred taxes have been calculated on the push-down adjustments above using the enacted tax rates in the jurisdictions to which the push-down adjustments relate. In determining this adjustment, management has taken account of the effect of additional taxable temporary differences on future taxable income, which could be used to recover deferred tax assets against which a full valuation allowance has been recorded in the historical financial statements.
(d) Business combinations
Partial acquisitions
Under Dutch GAAP, GAR 216, all assets and liabilities of a business acquired in a transaction in which less than 100% of a business’s equity is acquired (“partial acquisitions”) are recognized at fair value. Under US GAAP, SFAS 141, “Business Combinations,” the portion of assets and liabilities attributable to minority interests in partial acquisitions are accounted for at book value. The acquisition of 87% of The China Water Company and 73.4% of Siza Water accordingly results in different values recognized as of the date of acquisition and thereafter in different depreciation and amortization charges under Dutch GAAP and US GAAP. This GAAP difference does not affect net profit or shareholders’ equity; the effects of this difference on recorded values of tangible and intangible fixed assets, deferred taxes and minority interests are reflected in the US GAAP condensed consolidated balance sheet and statement of income presented below. For the period ending March 31, 2008 the effect on US GAAP profit arising from different depreciation charges was an additional charge of USD 0.3 million (2007: USD 0.1 million). The effect on minority interests was to reduce minority interest in the income statement under US GAAP by USD 0.3 million for the period ending March 31, 2008 (2007: USD 0.6 million). The effect on US GAAP shareholders’ equity was an increase of USD 1.2 million at March 31, 2008 (increase of USD 1.2 million at March 31, 2007).

Negative goodwill
Additionally, the acquisition of China Water has given rise under Dutch GAAP, GAR 216, to negative goodwill, which is recognized as a liability on the balance sheet and amortized over the average estimated useful life of assets to which the negative goodwill relates. No deferred tax is recorded in respect of negative goodwill. Under US GAAP, SFAS 141 requires any excess of fair value of assets and liabilities acquired over the purchase price to be allocated to certain noncurrent nonmonetary assets acquired; the Group’s accounting policy under US GAAP is to allocate such amounts to assets on a relative fair value basis. The allocation of that excess gives rise to temporary differences for US GAAP, on which deferred taxes are recorded. The effect of the negative goodwill difference has resulted in no difference in income from continuing operations. Also under SFAS 141 negative goodwill has arisen on the acquisition of Siza Water. Such negative goodwill did not arise under Dutch GAAP giving rise to differences in the value of tangible and intangible assets and associated depreciation and amortization charges between Dutch GAAP and US GAAP.
Compensation arising on acquisition of subsidiary
Consideration of up to GBP 0.8 million (USD 1.5 million) payable to the former owners of the Pre-Heat business contingent on its post-acquisition results is dependent on the continued employment of those individuals. Under Dutch GAAP this element has been treated as consideration for the acquisition of the business and included in goodwill. Under US GAAP guidance contained in EITF 95-8, “Accounting for contingent consideration paid to the shareholders of an acquired enterprise in a purchase business combination,” this element has been treated as compensation for the individuals and will be recognized over the two-year period of employment on which such payments initially depend. The total effect on net profit is to decrease net profit by USD 0.7 million (2007: decrease by 0.1 million) and decrease shareholders’ equity by USD 0.7 million (2007: decrease by 0.1 million).
(e) Differences of presentation
The Group presents its consolidated profit and loss account in accordance with Dutch GAAP. This presentation differs in certain respects from that which is required under US GAAP. The following condensed consolidated statement of income and condensed consolidated balance sheet present the results and financial position of the Group as determined under US GAAP. Dutch GAAP does not require a consolidated statement of comprehensive income, which is required under US GAAP and is presented below as well.
Condensed consolidated balance sheet:

Amounts expressed in thousands of USD	March 31, 2008	March 31, 2007
Current assets:
Cash and cash equivalents	52,696	27,194
Restricted cash balances	—	22,818
Accounts and other receivables	53,325	52,815
Inventory	1,839	1,798

Total current assets	107,860	104,625

Property plant and equipment	365,774	333,805
Goodwill, net	2,558	2,419
Intangible assets, net	25,911	22,115
Investment in equity method investments	12,387	10,906
Restricted cash balances	4,929	3,598
Other assets	12,245	15,934

Total long term assets	423,804	388,777
Total assets	531,664	493,402

Current liabilities	48,951	72,502
Deferred income taxes	56,897	55,936
Deferred income	39,374	26,182
Long term debt, net of current portion	190,306	245,151
Other liabilities	438	11,115
Minority interest	20,301	15,176

Shareholders’ equity	175,397	67,340

Total liabilities and shareholders’ equity	531,664	493,402

Condensed consolidated statement of income:

		For the periods
	Year ended	April 1, 2006	June 26, 2006	Year ended
	March 31,	to	to	March 31,
Amounts expressed in thousands of USD	2008	June 25, 2006	March 31, 2007	2006
Revenue
Regulated	116,345	20,786	70,217	80,342
Unregulated	26,789	2,096	11,788	8,126

Total	143,133	22,882	82,005	88,468
Costs and expenses:
Raw and auxiliary materials	28,306	3,987	12,728	15,402
Operations and maintenance	59,733	8,396	31,960	32,715
Depreciation and amortization	19,671	3,695	13,131	14,154

Income from continuing operations	35,423	6,804	24,186	26,197
Interest income	2,768	860	1,745	4,253
Interest expense	20,062	2,157	13,852	10,956
Other income (expense)	(2,266)	(696)	(6,083)	(164)

Income from continuing operations before income taxes	15,863	4,811	5,996	19,330
Taxation	(8,532)	(1,908)	(4,146)	(5,899)
Share of net profit of equity method investments	3,348	714	2,335	2,693
Minority interest in continuing operations	(644)	(21)	(125)	(253)

Net income from continuing operations	10,035	3,596	4,060	15,871

Discontinued operations(1)
(Loss)/profit from operations	(60)	77	329	162
Gain on disposal of operations in Belize	1,295	—	—	4,135
Gain on termination of operations in Mexico	396	—	—	—
Income tax charge	(229)	(15)	(100)	(1,305)
Net income from discontinued operations	1,402	62	229	2,992

Net income	11,437	3,658	4,289	18,863

(1)	Includes results from the early termination of our operation in Mexico in January 2008 and gains on disposal of our operation in Belize.
Consolidated statement of comprehensive income:

		Other	Total
Amounts expressed in thousands of USD	Net profit for	comprehensive	comprehensive
Period	the year	income	income
Year ended March 31, 2008	11,437	14,439	25,876
April 1, 2006 through June 25, 2006	3,658	1,351	5,009
June 26, 2006 through March 31, 2007	4,289	5,297	9,586
Year ended March 31, 2006	18,863	(964)	17,899

Cash flow
The consolidated statements of cash flow presented under Dutch GAAP have been prepared in accordance with Dutch Accounting Standards Board Guideline 360. There are certain differences with regard to the classification of items within the statements of cash flow.
In accordance with Dutch GAAP and US GAAP, cashflows are prepared separately for operating activities, investing activities and financing activities. Under Dutch GAAP and US GAAP, cash at bank and in hand is comprised of cash at banks and in hand together with deposits with an original maturity of three months or less. Cash at bank and in hand does not include bank overdrafts, the changes in which amounts are reported in cashflow from financing activities.
The Dutch GAAP statements of cash flow include the Group’s proportionate share of the cash flows of joint venture companies that are accounted for on a proportional consolidation basis. Under US GAAP, only cash remitted from such joint venture companies is included within the cash flow statement within cash flows from operating activities.

Summary consolidated statement of cash flow:

		For the periods
	Year ended	April 1, 2006	June 26, 2006	Year ended
	March 31,	to	to	March 31,
Amounts expressed in thousands of USD	2008	June 25, 2006	March 31, 2007	2006
Cash flow from operating activities	46,313	240	29,014	22,440
Cash flow from investing activities	(28,943)	(5,663)	(46,171)	(248)
Cash flow from financing activities	8,528	(1,002)	(19,476)	10,460

Total cash flow	25,898	(6,425)	(36,633)	32,652
Exchange and translation differences on cash and cash equivalents	(396)	1,120	861	2,021
	25,502	(5,305)	(35,772)	34,673

Cash at bank and in hand at beginning of period	27,194	68,271	62,966	33,598

Cash at bank and in hand at end of period	52,696	62,966	27,194	68,271

Investment in equity method investments
Under Dutch GAAP, the Group’s share of joint ventures’ net profits has been proportionally consolidated on a line-by-line basis in the statement of income and in the balance sheet. Under US GAAP, all of these amounts would be included within the single line item “Share of net profit of equity method investments” in the consolidated statement of income. Investments in joint ventures are classified in the single line item “Investment in equity method investments” in the consolidated balance sheet. This difference in presentation has no effect on either net profit or shareholders’ equity for any of the periods presented.
The tables below summarize the financial statements of each of three equity method investments that are the subject of this difference in presentation:
Summarized financial information for joint venture companies, presented in accordance with Dutch GAAP

Company name	PT Adhya Tirta Batam		PT Adhya Tirta Sriwijaya		Subic Water
Country of incorporation	Indonesia		Indonesia		Philippines
Percentage of equity held	50%		40%		30%
Year of incorporation	1995		2000		1996
Balance Sheet information	As at March 31*		As at March 31*		As at March 31
Amounts expressed in thousands of USD	2008	2007	2008	2007	2008	2007
Non-current assets	12,899	13,249	429	331	10,776	8,551
Current assets	5,021	5,105	409	349	5,821	4,330
Non-current liabilities	(115)	(579)	(52)	(119)	(2,808)	(2,598)
Current liabilities	(4,217)	(5,635)	(191)	(116)	(4,414)	(2,960)
Shareholders’ equity as reported	13,588	12,140	595	445	9,375	7,323

Group proportion of shareholders’ equity	6,794	6,070	238	178	2,813	2,197
Net carrying value in Group financial statements	6,794	6,070	238	178	2,813	2,197

*	Based on the financial position as at December 31.
Statement of income information:

	As at March 31*			As at March 31*			As at March 31
Amounts expressed in thousands of USD	2008	2007	2006	2008	2007	2006	2008	2007	2006
Net revenue	22,001	21,526	18,742	889	747	431	9,535	7,863	6,837
Costs and expenses	(16,003)	(15,265)	(13,304)	(651)	(575)	(339)	(5,196)	(5,110)	(4,615)
Depreciation and amortization	(1,704)	(1,654)	(1,163)	(77)	(61)	(42)	(730)	(569)	(437)

Net income as reported	4,294	4,607	4,275	161	111	50	3,609	2,184	1,785

Group proportion of net income	2,147	2,304	2,137	64	44	20	1,083	655	535
Net income included in Group financial statements	2,147	2,304	2,137	64	44	20	1,083	655	535

PT Adhya Tirta Batam and Subic Water paid USD 1.4 million and USD 0.8 million, respectively, to the Company in the year ended March 31, 2008.

*	Based on results as at December 31.

Capital leases
The table below sets out the total minimum lease payments under finance (capital) lease arrangements that the Group had entered into as at the respective balance sheet dates:

Year ended
March 31,
Amounts expressed in thousands of USD	2008
Due within one year	2,034
Due after 1 year	1,745
Due after 2 years	1,734
Due after 3 years	1,610
Due after 4 years	1,574
Due after 5 years	4,700

Total minimum lease payments	13,397
Less: amounts representing interest at rates ranging from 5.3 % to 14.5%	(2,852)

Present value of net minimum capital lease payments	10,545
Less: current installments of obligations under capital leases	(1,400)

Obligations under capital leases, excluding current installments	9,145

Discontinued operations
As discussed in note 21 to these consolidated financial statements, Belize Water Services Limited, Biwater Ingeniera y Proyectos S.A. de C.V. and Agua Mexicana y Operaciones S.A. de C.V. are presented as discontinued operations. The requirements under US GAAP that have to be satisfied in order that an operation can be categorized as discontinued are different to those that apply under Dutch GAAP. As a result, Aguas de Quetena S.A., which is not a discontinued operation for Dutch GAAP is classified as such under the provisions of US GAAP. The effect of this changed categorization for US GAAP is shown in the tables in this note 26 under the statement of income heading “discontinued operations.”
Long-term borrowings
At note 2 to these consolidated financial statements it is explained that transaction costs incurred directly as a result of raising the finance are deducted from the normal amount received and then recognized as part of the effective interest cost in the statement of income over the term of the borrowing. Under US GAAP, such transaction costs are reported in prepayments and then charged to the statement of income over the term of the borrowing in the same way as called for by Dutch GAAP. The impact of this reclassification between long term liabilities and prepayments is included in the table in this note 26.
(f) Deferred tax
Items in the reconciliations to US GAAP of shareholders’ equity and net profit relating to income taxes comprise the tax effects of other adjustments. Under both Dutch GAAP and US GAAP, deferred taxes are accounted for on temporary differences between the book and tax bases of assets and liabilities. Under Dutch GAAP, deferred tax assets are recognized to the extent that it is more likely than not that sufficient future taxable income will be available against which to recover those assets. Under US GAAP however, deferred tax assets are recognized in full and a related valuation allowance set up unless it is more likely than not that future taxable income will be available against which to recover those assets. This difference has no effect on net profit or shareholders’ equity as it does not give rise to a difference in the amount of deferred tax assets for which a benefit has been recognized. The analysis of “unrecognized deferred tax assets” in note 22 accordingly also presents the extent of valuation allowances deemed to be necessary in respect of deferred tax assets recorded under Dutch GAAP.
(g) FIN 48
Effective April 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109, Accounting for Income Taxes, and supplemented by FASB Financial Staff Position FIN 48-1, Definition of Settlement in FASB Interpretation No. 48, issued May 2, 2007.
The Company recorded no effect on the liability for unrecognized tax benefits as of April 1, 2007 on the adoption of FIN 48. As of April 1, 2007 and March 31, 2008, the gross amount of unrecognized tax benefits was USD 0.7 million. The total amount of unrecognized tax benefits as of April 1, 2007 and March 31, 2008 that, if recognized, would affect the effective tax rate is USD nil and

USD nil; based on conditions existing as of those dates, the recognition of the unrecognized tax benefits would increase a loss carry-forward against which deferred tax asset a full valuation allowance would be required.
The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. The Company had USD nil in interest and penalties related to unrecognized tax benefits accrued as of April 1, 2007 and March 31, 2008.
The Company anticipates that it is reasonably possible that the total amount of unrecognized tax benefits could decrease by up to USD 0.7 million by the end of fiscal year 2009 due to audit settlements.
As of March 31, 2008 the following tax years remain subject to examination for the major jurisdictions where the Company does business:

Jurisdiction	Open tax years

The Netherlands	2002-2007
United Kingdom	2006-2007
South Africa	2004-2007
Indonesia	2001-2007
China	2004-2007
Chile	1998-2007

(h) Condensed financial information of Cascal N.V.
The net assets of Bournemouth & West Hampshire Water Plc (BWHW) represent more than 25% of the consolidated net assets of the Group at March 31, 2008, the following condensed financial information is presented in respect of Cascal N.V., the parent company of the Group.
The net assets of BWHW are restricted as a result of a financing covenant that forms part of the Artesian Finance Plc facility which under certain circumstances may prevent BWHW paying dividends to its shareholders. (See note 14.)
These condensed financial statements are presented in accordance with Dutch GAAP. Under the rules of Dutch GAAP, the parent company carries its net investment in subsidiary and other Group companies at an amount equal to their net asset values at the relevant period end. Such net investments are reported within financial fixed assets.
USD 2.7 million was received by the Company as dividends from subsidiaries and joint ventures in the year ended March 31, 2008 (2007: USD 1.8 million, 2006: USD 1.3 million). USD 2.2 million of this amount came from investments in which the Company has a stake of 50% or less.
Balance Sheet

	March 31,	March 31,
Amounts expressed in thousands of USD	2008	2007
Assets:
Fixed Assets
Financial fixed assets	180,076	138,545

	180,076	138,545

Current Assets
Debtors	8,640	12,073
Cash at bank and in hand	11,077	2,157

	19,717	14,230

Total Assets	199,793	152,775

Shareholders’ Equity & Liabilities:
Shareholders’ equity	136,726	38,552
Provisions & deferred revenue	1,014	749
Long term liabilities	22,751	85,315
Current liabilities	39,302	28,159

Total Shareholders’ Equity & Liabilities	199,793	152,775

Statement of Income

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2008	2007	2006
Net Revenue	54	37	285
Operating Expenses
Staff costs	—	—	95
Other operating charges	4,965	3,580	2,186

	4,965	3,580	2,281

Operating Loss	(4,911)	(3,543)	(1,996)

Net Financial Income and Expense
Gain on disposal of subsidiary	—	—	5,926
Share of net profit of consolidated and proportionally consolidated investments	26,568	20,687	14,985
Exchange rate results	(2,328)	(6,416)	(34)
Interest income	468	1,120	913
Interest expense	(7,544)	(5,339)	—

	17,164	10,052	21,790

Profit before Taxation	12,253	6,509	19,794
Taxation	(665)	1,507	(1,174)

Net Profit	11,588	8,016	18,620
The stand alone financial statements of the Company include the following significant amounts that are eliminated on consolidation:
•	Financial fixed assets of USD 167,042 in 2007 (2007: USD 126,776, 2006: USD 72,453)

•	Long term liabilities of USD 6,251 (2007: USD 85,315, 2006: USD 0)

•	Current liabilities of USD 35,696 (2007: USD 24,882, 2006: USD 3,420)

•	Associated interest of USD 6,551 (2007: USD 4,876, 2006: USD 0)

•	Share of net profits of consolidated and proportionally consolidated investments of USD 21,513 (2007: USD 17,754, 2006: USD 11,998)

Statement of Cash Flows

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2008	2007	2006
Cash Flow from Operating Activities
Net profit	11,588	8,016	18,620
Adjustments for:
Share of net profit of consolidated and proportionally consolidated investments	(26,568)	(20,687)	(14,681)
Gain on disposal of subsidiary	—	—	(5,926)
Tax charge	665	(1,507)	1,174
Interest expense	7,544	5,339	—
Interest income	(468)	(1,120)	(913)
Exchange rate results	2,328	6,416	34
Interest paid	(279)	—	—
Interest received	271	1,120	759
Tax paid	(141)	—	—
Changes in provisions	—	—	(365)
Changes in debtors	1,833	(9,868)	(218)
Changes in current liabilities	3,816	17,370	2,539
Changes in long term debtors	(11,003)	(19,144)	702

	(10,414)	(14,065)	1,725

Cash Flow from Investing Activities
Acquisition of subsidiaries	(2,895)	(14,340)	—
Advances to group companies	—	1,785	(999)
Decrease/(Increase) in restricted cash balances	1,583	1,368	(350)

Total capital expenditure	(1,312)	(11,187)	(1,349)

Proceeds from disposal of subsidiary	—	—	18,413

	(1,312)	(11,187)	17,064

Cash Flow from Financing Activities
New loans	16,500	80,027	—
Issue of shares (net of costs)	86,181	—	—
Loans repaid	(80,623)	—	—
Dividends received	2,701	1,808	1,287
Distributions made to shareholders	(4,000)	(93,802)	—

	20,759	(11,967)	1,287

Total Cash Flow	9,033	(37,219)	20,076

Exchange and translation differences on cash at bank and in hand	(113)	518	(147)

	8,920	(36,701)	19,929

Cash at bank and in hand at beginning of period	2,157	38,858	18,929

Cash at bank and in hand at end of period	11,077	2,157	38,858

Statement of Changes in Shareholders’ Equity.
The changes in shareholders’ equity can be seen in the consolidated statement of changes in shareholders’ equity above.
Summary of differences between Dutch GAAP and US GAAP
The differences between Dutch GAAP and US GAAP that would affect net income and shareholders’ equity of the Company are the same as those outlined above in relation to the consolidated financial statements.

(i) Recently issued US GAAP accounting standards
SFAS 157—In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and states that a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. SFAS No. 157 will become effective for us at the beginning of fiscal year 2009. Management is currently evaluating the impact, if any, that SFAS No. 157 will have on its financial statements.
SFAS 159—In February 2007, FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115 (“FAS 115”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is expected to expand the use of fair value measurement, which is consistent with FASB’s long-term measurement objectives for accounting for financial instruments. It applies to all entities, including not-for-profit organizations; however, the amendment to FAS 115 applies to all entities with available for sale and trading securities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Management is currently reviewing SFAS 159 to determine the potential effect on its consolidated results of operations, financial position, and cash flows.
SFAS 141 (revised 2007)—In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations.” SFAS 141(R) will change how business acquisitions are accounted for and will affect financial statements both on the acquisition date and in subsequent periods. SFAS 141(R) will become effective for us for any acquisitions completed after April 1, 2009. Management is currently evaluating the effect, if any, that SFAS 141(R) will have on our consolidated financial statements.
SFAS 160—In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements.” SFAS 160 will require all entities to report non-controlling interests in subsidiaries as equity in the consolidated financial statements. SFAS 160 will be effective for us from April 1, 2009. SFAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS 160 will be applied prospectively. Management is currently evaluating the effect, if any, that SFAS 160 will have on our consolidated financial statements.
27—Recapitalization, stock split and initial public offering
On January 23, 2008 the Company completed a recapitalization and stock split that required the following steps to be carried out:
•	Issuance of remaining 11,620 authorized shares having a par value of EUR 5 per share to our existing shareholder in exchange for cash of EUR 58,100. This action increased the total shares issued to 20,000.
•	A split of each issued share having a par value of EUR 5 into 10 shares with a par value of EUR 0.50, thereby increasing the number of issued shares from 20,000 with a par value of EUR 5 to 200,000 having a par value of EUR 0.50.
•	Issuance of 21,649,343 new shares having a par value of EUR 0.50 each by transferring the corresponding aggregate par value from share premium to issued share capital.
The result of these steps is to have outstanding 21,849,343 shares with a par value of EUR 0.50 each prior to the initial public offering.
Earnings per share information presented for periods prior to the Company’s initial public offering has been calculated using a weighted average number of shares of 21,849,343. The share capital and share premium balances have also been revised to reflect this stock split in the comparative periods presented.
The result of these actions is an effective stock split of 2,607-for-1 prior to the Company’s initial public offering.
In addition, transfers were made from unallocated results and retained earnings to share premium in amounts of a positive USD 16 million and a deficit of USD 29 million, respectively, in order to eliminate the June 30, 2007 net deficit of USD 13 million.
On January 29, 2008, the Company priced its initial public offering on the New York Stock Exchange which resulted in the issuance of a further 8,710,000 shares to bring the total shares outstanding to 30,559,343 immediately following the initial public offering.

The initial public offering generated proceeds from primary shares issued of USD 97.2 million after underwriters’ discount. An amount of USD 75.7 million has been applied on February 5, 2008 to repay in full the balance of GBP 38 million on the facility that was drawn in June 2006 at the time that Cascal N.V.’s ownership reverted 100% to Biwater.
28—Subsequent events
On April 29, 2008, the Company’s subsidiary, The China Water Company Limited (China Water) completed the second equity payment in relation to a contract with the Government of Yancheng in Jiangsu Province to acquire a 49 % interest in a new equity joint venture that will be granted a 30 year concession to deliver water services to a population of more than 600,000 in Yancheng City for a total investment of RMB 200.0 million (USD 28.5 million). This joint venture expands the Group’s operations in China in line with its planned growth strategy. The results of operations from the joint venture will be included in the consolidated financial statements of the Group for its fiscal year ending March 31, 2009. The initial purchase price allocation exercise for the Yancheng joint venture has yet to be completed so it is not practicable to provide further information on this acquisition.
On June 12, 2008, we entered into an amended and restated facility agreement with HSBC Bank Plc whereby our existing revolving credit facility with HSBC was increased from $30 million to $70 million. Of this amount, (a) $60 million is a revolving loan facility intended for financing acquisitions, for general corporate purposes and working capital and to pay transaction expenses, and (b) $10 million continues to be a guarantee facility intended to be used to provide guarantees to replace existing ones, and to issue new or renewed guarantees on behalf of certain subsidiaries. For further detail see Item 5 “Operating and Financial Review and Prospects — Liquidity and capital resources”.
On June 13, 2008, the Company’s subsidiary China Water had agreed to acquire a 51 percent stake in an equity joint venture in Zhumadian City, Henan Province, China. The new joint venture company, Zhumadian China Water Company, is expected to commence operations within a few weeks, subject to regulatory approvals. Once the business license has been granted, the existing water supply assets of the Zhumadian Bangye Water Group will be transferred to the new joint venture company and China Water will inject approximately USD 18.5 million in consideration for its 51 percent of the equity. The new equity joint venture will complete the construction of an additional 26 million gallons per day water treatment plant and associated infrastructure representing a total investment of approximately USD 42 million. The Zhumadian China Water Company will provide water services to a population of approximately 400,000 which includes a large number of industrial and commercial users.