Form 20-F
period 2009-03-31
Cascal N.V.
filed 2009-07-01
CIK 1404675

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from             to
Commission file number: 001-33921
CASCAL N.V.
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s Name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Biwater House
Station Approach
Dorking
Surrey, RH4 1TZ
United Kingdom
(Address of principal executive offices)
Jonathan Lamb
+ 44 1306 746 080
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
Yes ☑    No ☐
     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐    No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definitions of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
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
Item 17 ☐    Item 18 ☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐    No ☑

Explanatory note
This annual report contains some of our trademarks and service marks, including Cascal.
Unless otherwise indicated, (1) the terms “we,” “us,” “our company,” “our” and “Cascal” refer to Cascal B.V. or N.V., as the case may be, and its direct and indirect subsidiaries and joint venture investments in projects in China, Indonesia and The Philippines, unless the context otherwise requires, (2) “Biwater” refers to Biwater Plc and its direct and indirect subsidiaries and joint venture investments and excludes Cascal and its subsidiaries and joint venture investments, unless the context otherwise requires, (3) “the Biwater Group” refers to Biwater Plc and its subsidiaries, including Cascal and its subsidiaries, (4) “shares” refer to the common shares of Cascal N.V., (5) all references to “U.S. Dollars,” “USD,” “dollars,” “$” and “US$” are to the legal currency of the United States, all references to “British Pound sterling,” “GBP,” and “£” are to the legal currency of the United Kingdom, all references to the “Rand” or “ZAR” are to the legal currency of South Africa, all references to “Rupiah” or “IDR” are to the legal currency of Indonesia, all references to “Yuan” or “RMB” are to the legal currency of China, all references to “MXP” are to the legal currency of Mexico, all references to the “UF” are to Unidades de Fomento, the Chilean inflation-free currency, all references to the “CHP” are to the legal currency of Chile, all references to “Peso” are to the legal currency of The Philippines, and all references to “EUR”, “euro” and “€” are to the lawful currency of the member states of the European Monetary Union that have adopted the single currency in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, (6) all references to the “SEC” are to the Securities and Exchange Commission, and (7) all references to a fiscal year refer to our fiscal year ended or ending March 31 of that year. Discussions of the history of our business in this annual report include the achievements of the businesses we have acquired prior to their acquisition by us.
Our reporting currency is the U.S. Dollar, but we conduct substantially all of our business in the local currencies of the countries in which we operate. Amounts used in this annual report that are taken or derived from our financial statements and that have been translated into one currency from another currency have been translated in the manner described in Note 2 “Accounting policies” to our consolidated financial statements. Unless otherwise noted or the context otherwise requires, all other currency translations in this annual report have been made using exchange rates as of March 31, 2009. We make no representation that any amounts could have been, or could be, translated into U.S. Dollars at any particular rate or at all.
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
Item 2. Offer Statistics and Expected Timetable
Not applicable.

Item 3. Key Information
A. Selected Financial Data
The tables below present selected consolidated financial data for and as of the end of our fiscal years 2005, 2006, 2007, 2008 and 2009. The selected consolidated statement of income data for our fiscal years 2007, 2008 and 2009 and the consolidated balance sheet data as of March 31, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by, those consolidated financial statements and related notes. The selected consolidated statement of income data for our fiscal years 2005 and 2006 and the consolidated balance sheet data as of March 31, 2005, 2006 and 2007 below have been derived from audited consolidated financial statements not included in this annual report. Our selected consolidated statement of income data for our fiscal years 2007, 2008 and 2009 and the consolidated balance sheet data as of March 31, 2008 and 2009 have been reconciled to U.S. GAAP. U.S. GAAP varies in certain significant respects from Dutch GAAP. See Note 28 “Summary of differences between accounting policies generally accepted in The Netherlands and in the United States of America” to our consolidated financial statements for a further discussion of the reconciliation of the selected consolidated financial data to U.S. GAAP.
You should read the selected consolidated financial data set forth below in conjunction with Item 5 “Operating and Financial Review and Prospects” appearing elsewhere in this annual report.
Dutch GAAP

	For the year ended March 31,
(Dollars in thousands, except share and per share data)	2009 (1)	2008(2)	2007(3)	2006	2005

Consolidated statement of income data(4):
Revenue	$163,396	$160,642	$121,703	$110,596	$110,919
Raw and auxiliary materials and other external costs	42,041	35,188	23,821	19,463	18,435
Staff costs	33,735	34,348	24,431	20,912	22,731
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill(5)	22,968	22,786	17,980	16,066	16,585
(Profit)/loss on disposal of intangible and tangible fixed assets(6)	(688)	(749)	(989)	201	(1,053)
Other operating charges(7)	28,563	28,060	19,446	22,468	24,111
Incremental offering—related costs	—	767	809	—	—

Total operating expenses	126,619	120,400	85,498	79,110	80,809

Operating profit	36,777	40,242	36,205	31,486	30,110
(Loss)/Gain on disposal of subsidiary(8)	(68)	1,691	—	4,135	12,762

Exchange rate results (9)	9,975	(2,381)	(6,782)	(246)	(421)
Interest income	2,751	2,935	2,687	4,317	1,208
Interest expense	(16,319)	(20,238)	(16,397)	(12,495)	(7,773)

Profit before taxation	33,116	22,249	15,713	27,197	35,886
Taxation	(14,263)	(9,716)	(6,944)	(8,199)	(6,018)
Minority interest	(1,012)	(945)	(753)	(378)	(4,066)

Net profit	$17,841	$11,588	$8,016	$18,620	$25,802

Net profit from continuing operations (10)	$17,929	$9,888	$7,671	$14,692	$7,581
Basic and diluted net profit from continuing operations per share(10)(11)	$0.59	$0.42	$0.36	$0.67	$0.35
Basic and diluted net profit per share(11)	$0.58	$0.49	$0.37	$0.85	$1.18
Basic and diluted weighted average number of shares(11)	30,566,007	23,329,982	21,849,343	21,849,343	21,849,343
Other data:
Distributions per share(11)	$0.18	$0.17	$4.32	$—	$1.10

(1)	Our 49% interest in a water company in Yancheng, China was acquired on April 29, 2008 and our share of results from the operation is reflected in our statement of income data from that date. In June 2008 we acquired Servicomunal and Servilampa in Chile and results of these operations are reflected in our statement of income data from June 27, 2008. In July 2008 we acquired a 51% interest in a water company in Zhumadian, China. The results of this operation are consolidated in our statement of income data from July 23, 2008.

(2)	Siza Water was acquired in May 2007 and is reflected in our statement of income data from May 3, 2007.

(3)	Our Panamanian project was acquired in June 2006 and is reflected in our statement of income data from June 26, 2006. Our first four Chinese projects were acquired in November 2006 and are reflected in our statement of income data from November 15, 2006. Pre-Heat Limited was acquired in February 2007 and is reflected in our statement of income data from February 1, 2007.

(4)	In addition to the acquisitions that have occurred since the beginning of fiscal year 2007, the comparability of our results of operations for the periods presented have been affected by the sale of our Mexican wastewater treatment plant in October 2004, the sale of our interest in Belize Water Services in October 2005, the sale of our Calama wastewater project effective as of the end of fiscal year 2006, the borrowings incurred in June 2006, the proceeds of which were used to facilitate Biwater’s purchase of 50% of our shares and the early termination of our operation and maintenance contract in Mexico in January 2008. See Item 5 “Operating and Financial Review and Prospects — Operating results — Overview — Transactions affecting comparability of periods.” Our results of operations reflect our operation and maintenance contract in Mexico as a discontinued operation in all periods presented.

(5)	Negative goodwill arose on acquisition of China Water on November 15, 2006 and is described in Note 12 “Negative goodwill” to our consolidated financial statements.

(6)	The profit on disposal in fiscal year 2005 arose primarily from a sale of property in the United Kingdom. The loss in fiscal year 2006 arose from the sale of our former wastewater treatment plant in Calama. The profit in fiscal year 2007 arose mainly from the disposal of a section of river bed owned by our U.K. subsidiary. The profit in fiscal year 2008 is derived from sales of property that were surplus to the needs of our U.K. subsidiary. The profit in fiscal year 2009 is derived from sales of property and other assets that were surplus to the needs of our U.K. project company.

(7)	Other operating charges include professional fees, insurance, operating lease payments, travel expenses, management fees and bad debts.

(8)	Represents the sale of our Mexican wastewater treatment plant in October 2004 and includes gains realized in subsequent periods following receipt of the repayment of promissory notes issued by the Government of Belize in connection with the sale of our interest in Belize Water Services in October 2005 and the early termination of our operation and maintenance contract in Mexico in January 2008. In fiscal year 2009 we have included the costs incurred in progressing the liquidation of our subsidiary companies in Mexico following the early termination of our operation and maintenance contract in January 2008.

(9)	Currency exchange differences resulting from settlement and translation of monetary assets and liabilities are charged or credited to the exchange rate results line of our statement of income. See Note 2 “Accounting policies” to our consolidated financial statements.

(10)	Does not include the results of our discontinued operations (our Mexican wastewater treatment plant prior to its sale in October 2004 and our interest in Belize Water Services prior to its sale in October 2005) and our operations and maintenance contract in Mexico which was subject to an early termination in January 2008.

(11)	Our historical shares outstanding for comparative periods reflect the series of stock split and recapitalization transactions that effectively resulted in a 2,607-for-1 stock split assuming it occurred as of the beginning of the comparative periods presented and that there were 21,849,343 common shares outstanding during all of the comparative periods presented prior to our initial public offering.

Dutch GAAP

(Dollars in thousands,	As of March 31,
except per share data)	2009(1)	2008(2)	2007(3)	2006	2005

Consolidated balance sheet data:
Cash at bank and in hand	$34,678	$54,380	$28,321	$69,171	$34,750
Capital Stock	20,291	24,220	14,547	13,226	14,169
Total assets	551,680	522,403	484,889	403,744	425,682
Short term debt (4)	69,085	9,110	8,839	5,887	5,900
Current liabilities (excluding short term debt)	54,243	42,703	67,426	23,278	32,373
Long term liabilities(5)	161,812	190,190	245,069	146,942	100,924
Net assets (Shareholders’ equity)	118,214	136,726	38,552	119,039	143,250
Minority shareholders’ interest(6)	35,080	16,101	10,568	84	52,225

(1)	Servicomunal and Servilampa were acquired in June 2008 and Zhumadian was acquired in July 2008 and our share of Yancheng was acquired in April 2008, and all are reflected in our balance sheet data as of March 31, 2009.

(2)	Siza Water was acquired in May 2007 and is reflected in our balance sheet data as of March 31, 2008.

(3)	Our Panamanian project was acquired in June 2006 and is reflected in our balance sheet data as of March 31, 2007. Our first four Chinese projects were acquired in November 2006 and are reflected in our balance sheet data as of March 31, 2007. Pre-Heat Limited was acquired in February 2007 and is reflected in our balance sheet data as of March 31, 2007.

(4)	Short term debt as of March 31, 2009 includes $60 million in connection with our revolving loan facility which matures on March 31, 2010. We have completed the renewal of this revolving loan facility with the same lender for a period of two years ending June 30, 2011. The terms of the renewed facility are similar to those under which the previous facility was granted with the exception of the arrangement fee and interest rate margin, both of which have been increased in line with current trends in the corporate lending market. See — Item 5 “Operating and Financial Review and Prospects — Liquidity and capital resources”.

(5)	Long term liabilities primarily consists of unsecured bank loans, secured bank loans and financial leases.

(6)	In the fiscal year 2005, the minority shareholders’ interest included preference shares issued by our U.K. project company, which were redeemed in April 2005, along with the minority shareholders’ interest in our Belize project company, our investment in which was disposed of in October 2005. Subsequently, the minority shareholders’ interest relates to our project companies in South Africa and China.
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

	Year ended March	Year ended March	Year ended March
(Dollars in thousands)	31, 2009	31, 2008	31, 2007

Net profit from continuing operations	$17,929	$9,888	$7,671
Add:
Interest expense, net and exchange rate results	3,604	19,593	20,506
Taxation	14,232	9,359	6,806
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	22,968	22,740	17,932
Profit on disposal of intangible and tangible fixed assets	(688)	(749)	(989)
Minority interest	1,012	945	753

EBITDA from continuing operations	$59,057	$61,776	$52,679

Revenue from continuing operations	163,396	157,777	118,567

EBITDA as a percentage of revenue from continuing operations	36.1%	39.2%	44.4%

The tables below set forth our selected consolidated financial data according to U.S. GAAP; the dual column presentation of our results of operations for fiscal year 2007 arises from the change in basis due to the Nuon transaction:
U.S. GAAP

					Aggregated
			For the	For the	for the
	For the	For the	period	period	year
	year	year	April 1,	June 26,	ended
	ended	ended	2006 to	2006 to	March 31,
(Dollars in thousands,	March 31,	March 31,	June 25,	March 31,	2007
except per share data)	2009(1)	2008(2)	2006	2007(3)	(Unaudited)(3)(4)

Condensed consolidated statement of income data:
Revenue	$141,506	$143,133	$22,882	$82,005	$104,887
Costs and expenses:
Raw and auxiliary materials	35,139	31,176	4,710	15,036	19,746
Operations and maintenance	57,450	56,863	7,673	29,652	37,325
Depreciation and amortization	17,829	19,671	3,695	13,131	16,826

Income from continuing operations	31,088	35,423	6,804	24,186	30,990
Interest income	2,619	2,768	860	1,745	2,605
Interest expense	16,183	20,062	2,157	13,852	16,009
Other income/(expense)	9,975	(2,266)	(696)	(6,083)	(6,779)

Income from continuing operations before income taxes	27,499	15,863	4,811	5,996	10,807
Taxation	(8,904)	(8,532)	(1,908)	(4,146)	(6,054)
Share of net profit of equity method investments(5)	4,496	3,348	714	2,335	3,049
Minority interest in continuing operations	(687)	(644)	(21)	(125)	(146)

Net income from continuing operations	22,404	10,035	3,596	4,060	7,656
Discontinued operations
Income from operations	11	(60)	77	329	406
Gain on disposal of Belize Water Services	203	1,295	—	—	—
(Loss)/Gain on termination of operations in Mexico	(271)	396	—	—	—
Income tax	(31)	(229)	(15)	(100)	(115)

Net income from discontinued operations	(88)	1,402	62	229	291

Net income	$22,316	$11,437	$3,658	$4,289	$7,947
Net income (loss) per share—basic and diluted(6)
Continuing operations	$0.73	$0.43	$0.17	$0.19	$0.36
Discontinued operations	$0.00	$0.06	—	$0.01	$0.01

	$0.73	$0.49	$0.17	$0.20	$0.37

Weighted average number of shares—basic and diluted(6)	30,566,007	23,329,982	21,849,343	21,849,343	21,849,343

(1)	In June 2008 we acquired Servicomunal and Servilampa in Chile and results of these operations are reflected in our statement of income data from June 27, 2008. In July 2008 we acquired a 51% interest in a water company in Zhumadian, China. The results of this operation are consolidated in our statement of income data from July 23, 2008.

(2)	Siza Water was acquired in May 2007 and is reflected in our statement of income data from May 3, 2007.

(3)	Our Panamanian project was acquired in June 2006 and is reflected in our statement of income data from June 26, 2006. Our first four Chinese projects were acquired in November 2006 and are reflected in our statement of income data from November 15, 2006. Pre-Heat Limited was acquired in February 2007 and is reflected in our statement of income data from February 1, 2007.

(4)	The aggregated results for the year ended March 31, 2007 are non-GAAP measures representing an aggregation of our audited results for the period April 1, 2006 to June 25, 2006 prior to the acquisition by Biwater of Nuon’s 50% share in us, and our audited results for the period June 26, 2006 to March 31, 2007. See Note 28 “Summary of differences between accounting policies generally accepted in The Netherlands and in the United States of America” to our consolidated financial statements.

(5)	Consists of net profit from our interests in our projects in Indonesia and The Philippines and our 49% interest in a water company in Yancheng, China from its date of acquisition on April 29, 2008.

(6)	Basic and diluted net profit per share is computed by dividing the net profit applicable to common shares by the weighted average number of common shares outstanding during the period. Our historical shares outstanding reflect the series of stock split and recapitalization transactions that effectively resulted in a 2,607-for-1 stock split assuming it occurred as of the beginning of the periods presented prior to our initial public offering and that there were 21,849,343 common shares outstanding during all of the periods presented prior to our initial public offering.
U.S. GAAP

	As of March 31,
(Dollars in thousands)	2009(1)	2008(2)	2007(3)

Condensed consolidated balance sheet data:
Cash and cash equivalents	$30,317	$52,696	$27,194
Total assets	546,951	531,664	493,402
Current liabilities	107,399	48,951	72,502
Long term debt, net of current portion	162,224	190,306	245,151
Minority interest	40,183	20,301	15,176
Shareholders’ equity	144,137	175,397	67,340

(1)	Servicomunal and Servilampa acquired in June 2008 and Zhumadian acquired in July 2008 are all reflected in our balance sheet data as of March 31, 2009. Our acquisition of a 49% share of Yancheng acquired in April 2008 is accounted for as an equity method investment.

(2)	Siza Water was acquired in May 2007 and is reflected in our balance sheet data as of March 31, 2008.

(3)	Our Panamanian project was acquired in June 2006 and is reflected in our balance sheet data as of March 31, 2007. Our first four Chinese projects were acquired in November 2006 and are reflected in our balance sheet data as of March 31, 2007. Pre-Heat Limited was acquired in February 2007 and is reflected in our balance sheet data as of March 31, 2007.
The numerator for the purposes of calculating net profit per share under U.S. GAAP is as follows:
U.S. GAAP

			For the	For the	Aggregated
			period	period	for the year
	Year	Year	April 1,	June 26,	ended
	ended	ended	2006 to	2006 to	March 31,
	March 31,	March 31,	June 25,	March 31,	2007
(Dollars in thousands)	2009(1)	2008(2)	2006	2007(3)	(Unaudited)(3)(4)

Net income in accordance with U.S. GAAP	$22,316	$11,437	$3,658	$4,289	$7,947

(1)	Our 49% interest in a water company in Yancheng, China was acquired on April 29, 2008 and our share of results from the operation is reflected in our statement of income data from that date as part of our share of net profit of equity method investments. In June 2008 we acquired Servicomunal and Servilampa in Chile and results of these operations are reflected in our statement of income data from June 27, 2008. In July 2008, we acquired a 51% interest in a water company in Zhumadian, China. The results of this operation have been included in our consolidated statement of income from July 23, 2008.

(2)	Siza Water was acquired in May 2007 and is reflected in our statement of income data from May 3, 2007.

(3)	Our Panamanian project was acquired in June 2006 and is reflected in our statement of income data from June 26, 2006. Our first four Chinese projects were acquired in November 2006 and are reflected in our statement of income data from November 15, 2006. Pre-Heat Limited was acquired in February 2007 and is reflected in our statement of income data from February 1, 2007.

(4)	The aggregated results for the year ended March 31, 2007 are non-GAAP measures representing an aggregation of our audited results for the period April 1, 2006 to June 25, 2006 prior to the acquisition by Biwater of Nuon’s 50% share in us, and our audited results for the period June 26, 2006 to March 31, 2007. See Note 28 “Summary of differences between accounting policies generally accepted in The Netherlands and in the United States of America” to our consolidated financial statements.
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
Risks relating to our business
The current credit crisis and unfavorable general economic and market conditions may negatively affect our liquidity, business, and results of operations, and may affect a portion of our client base, subcontractors and suppliers.
There is a correlation between improved economic conditions, and the consequential higher standards of living, and the consumption of water. Therefore, global and regional economic downturns could have an adverse effect on our businesses and financial condition by reducing the need for improved water services. The effect of the continued credit crisis and related turmoil in the global financial system on the economies in which we operate, our clients, our subcontractors, our suppliers and us cannot be predicted.
Many lenders and institutional investors have reduced and, in some cases, ceased to provide funding to borrowers. Continued disruption of the credit markets could adversely affect our clients or our own borrowing capacity, which support the continuation and expansion of our projects, and could result in contract cancellations or suspensions, project delays, payment delays or defaults by our clients. Our ability to expand our business would be limited if, in the future, we were unable to access or increase our existing credit facilities on favorable terms or at all. These disruptions could negatively affect our liquidity, business and results of operations.
If we are unable to identify suitable project opportunities, win bids for, or effectively negotiate the terms of, those opportunities, our growth prospects will be reduced.
Our growth strategy depends upon our success in identifying and winning new projects. There can be no assurance that we will be able to identify suitable project opportunities. In addition, we may not be able to negotiate successfully terms of projects that we have decided to pursue. Factors that could adversely affect our ability to negotiate successfully the terms of such projects include competition from other bidders and resistance to private-sector involvement in the water sector from non-governmental organizations or other third parties. We face competition in winning long-term contracts to provide water and wastewater services from larger, multinational companies as well as from local companies focusing on particular markets. From time to time, our competitors may target lower rates of return in an effort to expand market share or enter new markets. Our opportunities to acquire, own and operate projects under perpetual licenses may be limited by resistance from non-governmental organizations or other third parties to private-sector involvement. Our growth prospects will be reduced to the extent projects are not available on terms that are suitable to us.
Our financial performance could be impacted by the unwillingness of Instituto de Acueductos y Alcantarillados Nacionales (IDAAN) to pay amounts owed.
In certain of our territories of operation we provide bulk water to only a single customer and as such we are heavily reliant upon such customer’s ability or willingness to pay amounts owed. For instance, as at March 31, 2009 IDAAN, the national water authority representing the State of Panama, owes $7.1 million to APSA, our Panamanian subsidiary which has passed its contractual due date for payment. This sum relates to increases to our water rate in Panama. These payments are unpaid at the date of this report even though by board resolution dated July 10, 2008, IDAAN resolved to approve these rate increases and confirmed that IDAAN would apply to the Panamanian Government for extra funding to pay for the rate increases.
If we are unable to obtain government or public-sector client approval of our requests for rate increases, our profitability may suffer.
Our ability to meet our financial objectives is dependent upon the rates we charge our customers. These rates generally are subject to periodic approval by government regulators or our public-sector clients. Obtaining approval for rate increases can be time-consuming and costly. The organizations that must approve our rates may change their rules and policies, particularly when there are changes in their personnel for any reason, including changes in government administration. The risk of these kinds of policy changes is greater in emerging markets than in developed markets. Although the contracts and regulations we operate under usually contain provisions to address material, unexpected events, these provisions usually require us to seek regulatory or client approval before we can raise our rates in response to increased expenses. We may face difficulties in obtaining approval to raise rates such as we have experienced in our projects in Indonesia and The Philippines. There could be a significant gap between the timing of increased expenses and our ability to recover those expenses. In extreme cases, a lack of approval for rate increases may result in the project no longer being viable, which could lead to its termination and write-off. There may also be a significant delay between approval of a rate increase and the ability of the client to pay the increased rates as we are experiencing in our project in Panama where the full contractual rate is now being paid but an amount in arrears remains unpaid (see Item 4 “Information on the Company”). We can provide no assurances with respect to future rate increases that may be approved by our clients and regulators or that any such increases will be sufficient to ensure profitability with respect to the affected operations.
Our recent acquisitions and strategic investments and any future acquisitions or investments may have an adverse effect on our ability to manage our business and may subject us to unforeseen liabilities.
Selective acquisitions and strategic investments, such as our recent acquisitions of:
•	a 49% stake in Yancheng China Water Company, an equity joint venture in Yancheng City, China;

•	100% of the share capital of Servicomunal S.A. and Servilampa S.A. in Chile; and

•	a 51% stake in Zhumadian China Water Company, an equity joint venture in Zhumadian City, Henan Province, China, as described in Item 4. “Information on the Company—History and Development of the Company,” form part of our strategy to further expand our business. Such companies may not be as successful as they have been in the past, and/or may also not perform as well as we expect. Moreover, the integration of such companies into our operations has required significant attention from our management. Acquisitions expose us to potential risks, including risks associated with the assimilation of new operations, services and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing businesses, the inability to generate sufficient revenues to offset the costs and expenses of acquisitions and potential loss of, or harm to, relationships with employees and content providers as a result of integration of new businesses. The acquisition of any company could also subject us to unforeseen liabilities arising from the acquisition itself or the operations of the company or both.

Any pending or future acquisitions we decide to undertake involve risks.
An important element of our growth strategy is the acquisition or the development of water and wastewater projects. The negotiation of potential acquisitions and development of new projects could require us to incur significant costs and expose us to significant risks, including the following:
•	risks relating to the condition of assets acquired when we are awarded a new project, in particular the underground assets that are used in distributing water or in collecting wastewater, for which we take operational responsibility and which may not be in the condition as represented to us, as we experienced with the acquisition and ultimate disposal of our former water project in Belize;

•	operating risks, including environmental problems, shortages of materials and unavailability of skilled labor;

•	risks that potential acquisitions may require the disproportionate attention of our senior management, which could distract them from the management of our existing projects; and

•	risks related to our ability to hire or retain experienced personnel, including immigration restrictions, something we are presently experiencing in China.
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
We are sensitive to economic conditions in each of the markets where we provide water and wastewater services, including the United Kingdom, which represented 51% of our revenue during fiscal year 2009. There is a positive correlation between improved economic conditions, and the consequential higher standards of living, and the consumption of water. Therefore, global or regional economic downturns, such as the current worldwide economic crisis, could have an adverse effect on our business and financial condition by reducing the need for improved water services. In addition, increases in the local rates of inflation or the cost of electricity where we operate may result in an increase in our operating costs, which may not be immediately and fully recoverable in our rates. If worldwide economic conditions fail to improve or worsen, our expected growth may be adversely affected.
If we are unable to manage the risks associated with operations in emerging markets, our business, financial condition and results of operations may be adversely affected.
We operate in several emerging markets. There are a number of risks in doing business in those markets, including the following:
•	an unfavorable political or economic environment, including rates, duties, exchange controls, expropriation, import controls and other trade barriers;

•	unexpected legal or regulatory changes and the associated cost of compliance, such as South Africa’s introduction of a “free basic water” policy in 2000, which had a material adverse effect on the results of our South African operations;

•	protests relating to the provision of, or charges associated with, the supply of water and wastewater services by a foreign private company, as we have experienced in the past in Indonesia and South Africa;

•	a heightened risk of terrorist threats or attacks that affect our ability to meet our service obligations;

•	longer accounts receivable payment cycles and greater difficulties in collecting accounts receivable, as we are experiencing in Panama and with some of our poorer customers in the townships surrounding Nelspruit, South Africa;

•	the loss of grants that may be provided by governments, such as those currently provided to our project in South Africa in order to assist in the provision of water and wastewater services to the communities unable to pay for our services;

•	difficulties in attracting and retaining qualified management and employees or rationalizing our workforce;

•	recessionary trends, inflation and instability of the financial markets;

•	potentially adverse tax consequences, including regulations relating to transfer pricing and withholding taxes on remittances, dividends and other payments by our subsidiaries and joint ventures; and

•	arbitrary decisions to attempt to terminate our contracts without cause, as we have experienced in our former project in Mexico.

If we are unable to successfully manage the risks inherent in our international activities, our business, financial condition and results of operations may be adversely affected through declining operating margins and, in extreme cases, changes that result in a project no longer being viable, which could lead to its termination and write-off.
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
Under the terms of some of our bidding processes, agreements with our clients and loan agreements, we provide financial guarantees, usually in the form of bank guarantees, or deposits to ensure our performance of certain obligations. At March 31, 2009, we had guarantees totaling $12.5 million. If we fail to perform certain obligations to the satisfaction of the party that holds the guarantee or deposit, our client or lender may take the benefit of the guarantee or deposit.
If we are required to make unexpected payments to any pension plans applicable to our employees or the employees of Biwater, our financial condition may be adversely affected.
Our employees at our operations in the United Kingdom, Indonesia and The Philippines participate in defined benefit pension plans, and such plans, together with a pre-existing pension liability incurred upon acquisition of our subsidiary in Zhumadian, China, reported a net pension obligation of $10.3 million as of March 31, 2009, as calculated under Dutch GAAP. We may assume other obligations under defined benefit pension plans as a result of our acquisition of new projects. Changes in actuarial estimates and assumptions can increase our reported pension plan expenses and liabilities, and in certain circumstances we may be required to increase the actual cash payments we make under these plans.
We are also contingently liable for Biwater’s obligations under its defined benefit pension plan in the United Kingdom because we are considered “connected or associated with” Biwater under U.K. pension legislation. As at January 29, 2008, which is the most recent date for which this calculation is required to be made available, Biwater’s U.K. defined benefit pension plan was underfunded on a full buy-out basis, as determined under the U.K. pension statute, by £96.3 million ($138.0 million). At the same date, our U.K. defined benefit pension plan was underfunded on a full buy-out basis by £7.1 million ($10.2 million).
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
The construction or acquisition and operation of our water and wastewater projects could require us to incur significant cash expenditures. Our ability to arrange financing for projects on suitable terms and our access to, and cost of, capital depend upon numerous factors, including the following:
•	general economic and market conditions, which have been particularly adverse in recent months due to the worldwide economic crisis;

•	the availability of credit from multilateral funding agencies, commercial banks and other financial institutions, which has been challenging in light of the current general economic and market conditions;

•	interest rates;

•	the perceived credit quality of our client;

•	investor confidence in our business;

•	the perceived quality of our existing projects and prospective projects;

•	the amount of equity that we contribute to a project company;

•	restrictions in our debt instruments;

•	the funding status of our defined benefit pension plans;

•	our reputation and success on existing projects; and

•	tax and securities laws. .
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
Approximately one-third of our employees in the United Kingdom and 65% of our employees in South Africa, representing approximately 15% of our total workforce, belong to labor unions. Disputes with regard to the terms of employment of these workers or our potential inability to negotiate acceptable wages and benefits with these unions in the future could result in, among other things, strikes, work stoppages or other slowdowns by the affected workers. Our relations with our employees may not remain positive, and union organizers could be successful in future attempts to organize at some of our other operations. If our workers were to be involved in a strike, work stoppage or other slowdown, or other employees were to become unionized or the terms and conditions in future labor agreements were renegotiated, we could experience a significant disruption of our operations and higher ongoing labor costs.
Our relationships with our project partners may not be successful, which could adversely affect our business and the implementation of our growth strategy.
In certain markets, we depend on relationships with partners and co-investors to provide local expertise, develop relationships with public-sector clients, participate in the management of existing projects and identify project opportunities. Some of these relationships are either required by local regulation such as in The Philippines or encouraged by a central government such as in South Africa. Changes in project scope, local political or economic conditions or a partner’s financial condition may result in termination of the relationship and may require us to buy or sell a portion of the remaining interests in the project. Also, disagreements between us and our partners and co-investors may affect the operations of our subsidiaries and joint ventures, such as we are experiencing in our project in The Philippines. See Item 8 “Financial Information —Legal proceedings”. These disagreements may also adversely affect our ability to receive dividend payments and/or management fees from our projects such as we have experienced in The Philippines. If these relationships are not successful, our business and growth may be adversely affected and the value of your shares may decline.
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
Cascal N.V. is a holding company with no independent operations. Our ability to meet our obligations, including servicing our debt, and pay dividends depends upon the performance of our subsidiaries and the companies in which we have joint venture investments, their ability to make distributions to us, and on statutory restrictions.
As a holding company, Cascal N.V. depends on the earnings and cash flows of, and dividends, distributions, loans and/or advances from, our subsidiaries and companies in which we have joint venture investments to generate the funds necessary to meet certain of our obligations, including servicing the borrowings under our revolving loan facility, and pay dividends. Our ability to pay dividends will be subject to our future results of operations, financial condition, liquidity needs and capital resources. In addition, the payment of dividends, distributions, loans or advances to Cascal N.V. or one of our intermediate holding companies by our subsidiaries and companies in which we have joint venture investments could be subject to contractual restrictions, such as the terms of their financing arrangements, as well as legal restrictions, such as statutory restrictions and the fiduciary duties owed by the directors of these subsidiaries and companies in which we have or may have joint venture investments. Limitations on the payment of dividends, distributions, loans or advances to the holding company are common in the early years of our ownership or investment in a particular project. The payment of dividends is further subject to the provisions of Dutch law, including a provision that eligible profits may only be distributed to the extent shareholders’ equity is not reduced below the amount of the fully paid-up share capital and the reserves that must be maintained by law or under our Articles of Association. See Item 8 “Financial Information— Dividend policy”. As a result, we can offer no assurances that we will be able to pay dividends in the amounts and at the times that our shareholders expect.

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
This concentration of ownership of our shares could delay or prevent mergers, tender offers or other purchases of our shares, and other transactions that require shareholder approval which could deprive holders of our shares of the opportunity to earn a premium for the sale of the shares. Therefore, this concentration of ownership may adversely affect our share price. As a result of its ownership, Biwater may have the ability to control all matters submitted for a shareholder vote. Biwater may choose to vote in a manner that the other owners of our shares do not consider to be in their best interest. In addition, we have been informed that, as of March 31, 2009, 100% of the shares of Biwater were beneficially owned by Adrian White and his family and family interests (70%) and Leslie Jones and his family and family interests (30%). Any significant change in Biwater’s ownership structure could have a material effect on the manner in which Biwater exercises its voting power.
Future sales by our existing shareholder of a substantial number of our shares in the public market could adversely affect the price of our shares.
If our existing shareholder sells, or indicates an intention to sell, a substantial number of our shares the market price of our shares could fall. We cannot provide any assurance as to whether or not Biwater will determine to sell any or all of our shares that it holds, or the timing of any such sale by Biwater. For example, Biwater currently operates a defined benefit pension plan in the United Kingdom that currently has a substantial funding deficit. Biwater may choose to dispose of more of our shares in the future in order to fund part or all of this pension funding deficit.

Biwater has pledged all of its ownership interest in us as security for its borrowings under its credit arrangements and to secure its obligations under its pension plan. If Biwater fails to repay its borrowings or deficit funding obligations or otherwise fails to meet its obligations under its pension plan on a timely basis, the lenders and/or pension trustees could enforce their rights under their respective pledge or otherwise and may choose to sell, or cause Biwater to sell, these shares. Any disposal may adversely affect our share price and may impair our ability to raise additional capital through the sale of our equity securities. In addition, the potential availability for sale of our shares, or the perception by the market that such sales could occur, could adversely affect the prevailing market price of our shares. In the event that Biwater sells some or all of its shares to another party, our other shareholders will not have the right to participate in the sale.
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
Risks relating to our shares
The market price of our common shares has fluctuated widely and the market price of our common shares may fluctuate in the future.
The market price of our common shares has fluctuated widely since we became a public company in January 2008 and may continue to do so as a result of many factors, including our perceived prospects, the prospects of our competition and of the water industry in general, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts’ recommendations or projections, changes in general valuations for companies in the water industry, changes in general economic or market conditions and broad market fluctuations.
There may not be an active market for our common shares, which may cause our common shares to trade at a discount and make it difficult to sell the common shares you purchase.
We cannot assure you that an active trading market for our common shares will be sustained. We cannot assure you of the price at which our common shares will trade in the public market in the future or that the price of our shares in the public market will reflect our actual financial performance. You may not be able to resell your common shares at or above their current market price. Additionally, a lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of our common shares and limit the number of investors who are able to buy the common shares.
Future sales of our common shares could cause the market price of our common shares to decline.
The market price of our common shares could decline due to sales of a large number of shares in the market, including sales of shares by our large shareholders, or the perception that these sales could occur. These sales, or the perception that these sales could occur, could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of common shares.

Biwater Investments Limited owns approximately 58.5 % of our common shares. We have entered into a registration rights agreement with Biwater that entitles it to have all of its remaining shares registered for sale in the public market. In addition, these shares could be sold into the public market pursuant to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, subject to certain volume, manner of sale and notice requirements. Sales or the possibility of sales of substantial amounts of our common shares by Biwater in the public markets could adversely affect the market price of our common shares.
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
We may be unable to establish or maintain an effective system of internal control over financial reporting, and as a result we may be unable to accurately report our financial results or prevent fraud.
We are subject to provisions of the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on our internal control over financial reporting in our annual reports on Form 20-F. In addition, our independent registered public accounting firm must attest to, and report on, the effectiveness of our internal control over financial reporting. Our management has concluded that we have one material weakness in our internal control over financial reporting as of March 31, 2009. Management’s assessment of internal control over financial reporting has revealed a single material weakness in the operating effectiveness of our completeness control over the identification of material differences between our primary Dutch GAAP and US GAAP. See Item 15. Controls and Procedures-Management’s Report on Internal Control over Financial Reporting for more information regarding the material weakness and management’s plans to remediate the weakness. If this material weakness in our internal control over financial reporting is not remediated in the future our consolidated financial statements could contain a material error.
In the future, our management may conclude once more that our internal control is not effective. Moreover, even if our management concludes in the future that our internal control is effective, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our internal control over financial reporting is designed, documented, operated or reviewed, or if the independent registered public accounting firm interprets the requirements, rules or regulations differently than we do, then they may issue an adverse or qualified opinion.
Any of these outcomes could result in a loss of investor confidence in the reliability of our audited consolidated financial statements, which could materially and adversely affect the trading price of our common stock. Our reporting obligations as a public company will continue to place a significant strain on our managerial, operational and financial resources and systems for the foreseeable future.
Our obligations and other undertakings associated with being a public company will require significant resources and management attention.
We operated as a private company from our inception until completion of our initial public offering. Upon completion of our initial public offering, we became subject to the reporting requirements of the Securities Exchange Act of 1934 and the other rules and regulations of the Securities and Exchange Commission. We also became subject to supervision by the Netherlands Authority for the Financial Markets (Stichting Autoriteit

Financiële Markten, or AFM) under the Dutch Act on the Supervision of Financial Reporting (Wet toezicht financiële verslaggeving). We have dedicated and will continue to dedicate a significant amount of time and resources to ensure compliance with these regulatory requirements. In addition, upon completion of the offering we became subject to the listing requirements of the New York Stock Exchange.
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
Sales of substantial amounts of our shares in the public market, or the perception that these sales may occur, could cause the market price of our shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate, and this may impair our ability to raise additional capital. By virtue of a resolution passed at the Company’s annual general meeting on August 7, 2008, we are authorized to issue up to 100,000,000 common shares free from rights of pre-emption to existing shareholders, of which 30,566,007 common shares are issued and outstanding. See Item 3 “Key Information — Risk factors — Risks relating to our relationship with the Biwater Group — Future sales by our existing shareholder of a substantial number of shares in the public market could adversely affect the price of our shares.” Shares sold in our initial public offering are generally eligible for resale in the public market without restrictions, and the shares owned by our affiliated shareholders may also be sold in the public market in the future, subject to Rule 144 restrictions. We cannot predict the size of future issuances of our shares or equity-related securities or the effect, if any, that future sales and issuances of our shares or equity-related securities would have on the market price of our shares.
You will not be able to trade our shares on any exchange outside the United States.
Our shares are listed only in the United States on the New York Stock Exchange and we have no plans to list our shares in any other jurisdiction. As a result, a holder of our shares outside the United States may not be able to effect transactions in our shares as readily as the holder could if our shares were listed on an exchange in that holder’s home jurisdiction.
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
Cascal N.V is a public limited company with a stock market listing on the New York Stock Exchange (ticker symbol “HOO”). Biwater Investments Limited, a member of the Biwater Group owns approximately 58% of our outstanding common shares as of March 31, 2009.
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
Our principal executive offices are located at Biwater House, Station Approach, Dorking, Surrey RH4 1TZ, United Kingdom, +44 (0) 1306 746080, and our registered address is Suite 6.1.24, Atrium, Strawinskylaan 3105, 1077 ZX, Amsterdam, The Netherlands. Our statutory seat (statutaire zetel) is Amsterdam, The Netherlands. Our internet address is www.cascal.co.uk. The information contained in our web site does not form part of this annual report.
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
On January 8, 2008, we agreed to an early termination of our operation and maintenance contract in Mexico. This early termination is reflected in our financial statements and associated footnotes. The results from the operation in Mexico during the year ended March 31, 2008 are shown as a discontinued operation. We received a termination fee of MXP 10.5 million ($1.0 million) and after the costs of termination and receipts for sale of assets made a profit before tax on termination of MXP 1.0 million ($0.1 million).
On January 23, 2008, we completed a recapitalization and stock split that required the following steps to be carried out:
•	Issuance of remaining 11,620 authorized shares having a par value of EUR 5 per share to our existing shareholder in exchange for cash of EUR 58,100. This action increased the total shares issued to 20,000;
•	A split of each issued share having a par value of EUR 5 into 10 shares with a par value of EUR 0.5, thereby increasing the number of issued shares from 20,000 with a par value of EUR 5 to 200,000 having a par value of EUR 0.50; and
•	Issuance of 21,649,343 new shares having a par value of EUR 0.50 each by transferring the corresponding aggregate par value from share premium to issued share capital.
The result of these steps was to have outstanding 21,849,343 shares with a par value of EUR 0.50 each prior to our initial public offering.

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
On January 29, 2008, we priced our initial public offering on the New York Stock Exchange which resulted in the issuance of a further 8,710,000 shares to bring the total shares outstanding to 30,559,343 immediately following the initial public offering. On the same date there was a further issuance of 6,664 shares to directors of the Company bringing the total shares outstanding to 30,566,007.
The initial public offering generated proceeds from primary shares issued of $97.2 million after underwriters’ discount. An amount of $75.7 million was applied on February 5, 2008 to repay in full the balance of GBP 38 million on the facility that was drawn in June 2006 at the time that Cascal N.V.’s ownership reverted 100% to Biwater.
On April 29, 2008 our subsidiary China Water acquired a 49% stake in an equity joint venture in Yancheng City, China. The new joint venture company, Yancheng China Water Company commenced operations on May 1, 2008, for a period of 30 years. In addition to a number of industrial and commercial enterprises, the Yancheng China Water Company provides potable water services to a residential population of approximately 600,000. Yancheng City is situated on the eastern seaboard of Jiangsu province, and is approximately 250 miles northeast of Shanghai.
On June 12, 2008, we entered into an amended and restated facility agreement with HSBC Bank Plc whereby our existing revolving credit facility with HSBC was increased from $30 million to $70 million. Of this amount, (a) $60 million is a revolving loan facility intended for financing acquisitions, for general corporate purposes and working capital and to pay transaction expenses, and (b) $10 million continues to be a guarantee facility intended to be used to provide guarantees to replace existing ones, and to issue new or renewed guarantees on behalf of certain subsidiaries. For further detail see Item 5 “Operating and Financial Review and Prospects — Liquidity and capital resources”. This credit facility was amended and restated on June 26, 2009 for a period of two years ending June 30, 2011. The terms of the amended and restated facility are similar to those that governed the previous facility with the exception of the arrangement fee and interest margin, both of which have been increased in line with current trends in the corporate lending market. See comments in this section below.
On June 27, 2008 the Group acquired 100% of the share capital of Servicomunal S.A. and Servilampa S.A. in Chile. Servicomunal and Servilampa provide both water and wastewater services under perpetual regulated concession contracts.
On July 23, 2008 we acquired a 51% stake in an equity joint venture in Zhumadian City, Henan Province, China. The new joint venture company, Zhumadian China Water Company, partners China Water with the Zhumadian Bangye Water Group, and commenced operations on July 23, 2008. The new equity joint venture will complete the construction of an additional 26 million gallons per day water treatment plant and associated infrastructure. The Zhumadian China Water Company will provide water services to a service area with a population of approximately 400,000, which includes a large number of industrial and commercial users.
On September 15, 2008 our wholly owned South African subsidiary Cascal Operations (Pty) Limited purchased the remaining 10% of its Greater Nelspruit Utility Company (Pty) (“Nelspruit”) concession project from Sivukile Investments (Pty) Limited.
On February 23, 2009 we completed a reorganization of our subsidiary companies incorporated in the United Kingdom. The reorganization sought to optimize the servicing of external debt and the return of capital to shareholders. In executing this reorganization, Cascal has settled an inter-company debt that had given rise to significant foreign exchange gains and losses reported in the consolidated statements of income for current and prior periods. Accordingly, in future periods, the foreign exchange gains and losses reported in the consolidated statements of income are expected to be much smaller.
On June 26 , 2009, we entered into an amended and restated facility agreement with HSBC Bank Plc whereby our revolving credit facility was extended in duration until June 30, 2011. Its terms are similar to those that governed the credit facility it is replacing with the exception of the arrangement fee and interest margin, both of which have been increased in line with current trends in the corporate lending market. For further detail see Item 5 “Operating and Financial Review and Prospects — Liquidity and capital resources”.
B. Business Overview
Overview
We provide water and wastewater services to our customers in seven countries: the United Kingdom, China, South Africa, Chile, Indonesia, Panama and The Philippines. In a typical water project, we collect raw water from surface and groundwater sources, treat the water to meet the required quality standards and then supply the treated water through a distribution network to our customers’ premises. In a typical wastewater project, we collect the wastewater from our customers’ premises, treat the wastewater to meet the required standards and return the treated water to the environment. We provide these services under long-term contracts or licenses that typically give us the exclusive right to provide our services within a defined territory. Our customers are predominantly homes and businesses representing a total population of approximately 4.3 million. Demand for our water tends to be greater during the drier months at our various operations, which in the South Coast area of the United Kingdom are generally the warmer summer months due to the influx of tourists and increased usage for watering, landscaping, baths, showers and swimming pools. Throughout the year, demand at our various locations will vary with temperature and rainfall levels.

Principal geographic markets
The following table illustrates the services provided and an approximate breakdown of our revenue by the countries in which we currently operate and have operated for each of the last three fiscal years followed by a description of our operations in those geographical markets.
Dutch GAAP

		Revenue for fiscal year
(Dollars in thousands)		ended March 31,
Country	Type(s) of service	2009	2008	2007

United Kingdom(1)	Water	$83,643	$94,791	$75,705
South Africa(2)	Water and wastewater	20,340	21,673	13,766
Indonesia(3)	Water	12,999	11,356	11,062
China(4)	Water	20,929	10,023	2,924
Chile(5)	Water and wastewater	11,343	7,593	6,393
Panama(6)	Water	10,691	8,780	6,165
The Philippines(7)	Water and wastewater	2,881	2,861	2,359
Holding companies(8)	Management and service fees	570	700	193

Total continuing operations		$163,396	$157,777	$118,567
Discontinued operations(9)	Water and wastewater	—	2,865	3,136

Total		$163,396	$160,642	$121,703

(1)	Includes revenue from Pre-Heat acquisition from February 1, 2007.

(2)	Represents 100% of the revenue derived from our Nelspruit project, in which we had a 90% interest up to August 21, 2008 and a 100% interest thereafter, and includes 100% of the revenue from Siza Water, in which we have a 73.4% interest, from May 3, 2007, the date of its acquisition.

(3)	Represents our portion of the revenue from this country derived from our 50% interest in our larger project and our 40% interest in our smaller project, which revenue is proportionally consolidated in our financial statements in accordance with Dutch GAAP.

(4)	Represents 100% of the aggregate revenue of our holding company, in which we own an 87% interest, from the date of its acquisition, November 15, 2006. Includes revenue from the four originally acquired projects from November 15, 2006, our share of revenue from our subsidiary holding company’s 49% interest in Yancheng from April 29, 2008 and revenue from our acquisition of a 51% interest in a water company in Zhumadian from July 23, 2008.

(5)	Includes revenue from our acquisition of Servicomunal and Servilampa from June 27, 2008.

(6)	Our Panamanian project was acquired in June 2006 and is reflected in our statement of income data from June 26, 2006.

(7)	Represents our portion of the revenue from this country derived from our 30% interest in our project, which revenue is proportionally consolidated in our financial statements in accordance with Dutch GAAP.

(8)	Represents management and service fees not eliminated through consolidation, including services provided to Biwater and the portion of management fees we charge our joint venture companies attributable to the interests in these companies that we do not own, as well as our central overhead costs.

(9)	Represents revenue from our operation in Mexico prior to its early termination in January 2008.
     United Kingdom (Bournemouth & West Hampshire Water/water)
We conduct our operations in the United Kingdom through BWH Group Limited (which we refer to herein as “BWH Group”). BWH Group’s principal subsidiary is Bournemouth & West Hampshire Water Plc, a licensed provider of water services under the United Kingdom’s Water Act 1989, which we refer to herein as “Bournemouth.” As this project resulted from a privatization, Bournemouth owns all of the plant and facilities that it uses to supply water to its customers. Bournemouth operates in a defined service area as the exclusive network water supplier subject to a 25-year license (which has a “rolling” termination date and is therefore perpetual) or until one or more specified events occur, such as a serious breach of duty under the law or the license. The project provides water services only and does not provide any wastewater services to its customers.

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
Regulated activities. Bournemouth’s regulated operations, which consist of water extraction, treatment, storage and delivery to its customers, contributed 75% of Bournemouth’s total revenue in fiscal year 2009.
Non-regulated activities. Bournemouth owns harbor moorings, fishery rights and land, which have been historically tied to its business by virtue of riparian ownership. Bournemouth also conducts certain limited businesses serving primarily as complements to its regulated operations. They consist of a range of home and commercial service businesses, including plumbing, central heating and drainage installation and maintenance service and emergency plans. BWH Group also owns Pre-Heat Limited, a business that supplies gas installation and maintenance services in the South of England and complements the AquaCare service business. With effect from April 1, 2009, the main home and commercial service businesses AquaCare and Pre-Heat, have been transferred to a new subsidiary of BWH Group, BWH Enterprises Limited.
South Africa (Silulumanzi and Siza Water/water and wastewater)
Silulumanzi. We conduct our largest operations in South Africa through the Greater Nelspruit Utility Company, or GNUC, which operates under the name Silulumanzi. Since August 21, 2008 we have owned a 100% interest in Silulumanzi, following the purchase of the 10% shareholding owned by Sivukile Investments (Pty) Ltd., or Sivukile, a black empowerment enterprise.
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
Silulumanzi’s service area includes the city of Nelspruit, which is the regional capital of Mpumalanga Province in the northeastern part of the country near the Kruger National Park, and some outlying township and “peri-urban” areas outside Nelspruit. The townships are densely populated, middle- and low-income planned tenement communities and the peri-urban areas are generally poorer, more sparsely populated, unplanned developments. The total population of Silulumanzi’s service area is estimated to be 350,000, with approximately 40,000 people living in Nelspruit and approximately 310,000 estimated to be living in the townships and peri-urban areas. Virtually every household in Nelspruit, most of the households in the townships, and a small percentage of customers in the peri-urban areas have direct connections to Silulumanzi’s water and wastewater networks. The remaining customers in the townships and peri-urban areas rely on public standpipes for their water, and for some customers water is available only on alternate days. The peri-urban areas, which developed informally and without urban planning, do not have a wastewater infrastructure. One of MLM’s goals in seeking private-sector involvement in the provision of water and wastewater services was to improve the delivery of those services outside the Nelspruit city limits.
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
Siza Water’s service area includes the coastal town of Ballito and some outlying township areas, which are approximately 25 miles north of Durban. The project provides water and wastewater services to a population of approximately 50,000, of which about half are served through direct connections and about half are served through standpipes.
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
ATB’s service area covers all of Batam Island, which is located approximately 10 miles off the coast of Singapore. According to information published by the Batam Demography and Settlements Office, the population of the island has increased dramatically from approximately 196,000 in 1995 to approximately 900,000 in December 2008. In May 2008 we announced that ATB was to make an additional investment to construct a new water treatment plant in Duriangkang, located on Batam Island. The new construction is the third stage in the development of an integrated Duriangkang potable water system and followed the completion of earlier modules built in 2001 and 2004. The new treatment plant will have a capacity of 11.5 million gallons per day, sufficient to serve a population of almost 200,000, and commenced operations in mid 2009.
We believe the population will continue to grow and reach 1,200,000 in the next five years. Batam Island’s population growth is primarily linked to the industrial growth of the island driven by competitive labor costs, tax concessions and the proximity of Singapore.
Under the terms of the joint venture, ATB has a board of executive directors comprised of four individuals, with Cascal and BCK each appointing two directors. We appoint ATB’s President Director, who has a casting vote on the board. ATB also has a board of commissioners, consisting of three appointees by each of the shareholders and one appointee who is jointly appointed. The board of commissioners meets annually and must approve extraordinary transactions such as the terms of new bank loans. In addition, shareholders’ approval, by a 75% majority vote, is required in order for ATB to amend its articles of association, to merge its business with another business, or to dispose of assets.
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
     China (Zhumadian, Yancheng, Fuzhou, Yanjiao, Qitaihe and Xinmin/water)
On November 15, 2006, we acquired an 87% interest in The China Water Company Limited, or China Water, a water company that held majority interests in four water projects in China. We acquired our interests from RWE Thames Water, which owned 48.8% of China Water, Sime Darby, which owned 33%, and two additional shareholders that collectively owned 5.2%. The remaining 13% of the shares in China Water is held by the Kadoorie group, a Hong Kong-based group with interests in infrastructure and hotels, through their subsidiary, Waterloo Industrial Limited, or Waterloo. China Water is governed by a five-person board of directors, four of whom are appointed by us with the remaining director appointed by Waterloo. Substantially all board decisions are taken either by majority or 70% vote, with unanimous board approval only required for decisions that affect the constitution of China Water, such as reducing its capital or amending its Articles of Association.
China Water owns majority interests of between 72% and 94% in these four Chinese projects. Each of these projects consists of a cooperative joint venture between China Water and the local water supply company. These four China Water projects, Fuzhou, Yanjiao, Xinmin and Qitaihe, supply water in the eastern regions in China. The term of each of these projects was for a period of 25 years or greater at the time of commencement. Under the cooperative joint venture agreements, the projects’ profits are not always shared in proportion to the relative ownership interests. Furthermore, the cooperative joint venture contracts and articles of association allow China Water to appoint the senior management team in each of the businesses. China Water also appoints a majority of the directors of these companies, where all decisions are taken by majority vote, other than certain decisions that require unanimous approval, such as approvals for mergers and increases in capital. China Water typically receives a higher share of the profits in the early years of the cooperative joint venture and a lower proportion in the later years. China Water receives cash payments for depreciation pro rata to its ownership.
On April 29, 2008 we announced that our subsidiary China Water had acquired a 49% stake in an equity joint venture in Yancheng City, Jiangsu Province, China. The new joint venture company, Yancheng China Water Company, which partners China Water with the Municipality of Yancheng, commenced operations on May 1, 2008, for a period of 30 years. In addition to a number of industrial and commercial enterprises, the Yancheng China Water Company provides potable water services to a residential population of approximately 600,000. Yancheng City is situated on the eastern seaboard of the Jiangsu Province, and is approximately 250 miles northeast of Shanghai.
On July 23, 2008 we acquired a 51% stake in an equity joint venture in Zhumadian City, Henan Province, China. The new joint venture company, Zhumadian China Water Company, partners China Water with the Zhumadian Bangye Water Group, and commenced operations on July 23, 2008. The new equity joint venture will complete the construction of an additional 26 million gallons per day water treatment plant and associated infrastructure representing a total investment of approximately $42 million. The Zhumadian China Water Company provides potable water services to a population of approximately 400,000 which includes a large number of industrial and commercial users.
     Chile (Servicomunal, Servilampa, Aguas Santiago, Aguas Chacabuco and Bayesa/water and wastewater)
We have a number of operations in Chile’s capital, Santiago, and in northern Chile in and around the city of Antofagasta, a city with a population of approximately 350,000. Our pre-existing operations in Santiago supply water and wastewater services to a population of approximately 13,000 within both the “urban areas” and the non-urban “expansion areas” of Santiago. In the “urban areas” we operate through Aguas Santiago S.A., or Aguas Santiago, and in the “expansion areas” we operate through Aguas Chacabuco S.A., or Aguas Chacabuco.
On June 27, 2008 we acquired 100% of the share capital of Servicomunal S.A. and Servilampa S.A. Both companies provide water and wastewater services under perpetual regulated concession contracts. Servicomunal S.A., serves approximately 80,000 people in the Colina district of Santiago and Servilampa S.A., serves approximately 20,000 people in the Lampa district of Santiago.
Our operations in northern Chile, which treat the city of Antofagasta’s wastewater and sell the treated effluent to an industrial user in the mountains outside the city, are operated by Bayesa S.A.
We own 100% of all our Chile based companies and manage them on a consolidated basis through our wholly owned Chilean holding company, Cascal S.A., from its head office in Santiago.
Santiago. The Santiago area comprises officially designated (i) “urban areas,” in which services provided by Aguas Santiago, Servicomunal and Servilampa are regulated by the national regulator, the Superintendent of Sanitary

Services, or SISS, and (ii) “expansion areas” of the city that are designated as non-urban and in which services provided by Aguas Chacabuco are subject to private contracts with the individual housing developments.
Aguas Santiago operates in relatively affluent urban areas in the north eastern part of Santiago pursuant to 8 separate contracts. Servicomunal and Servilampa operate in urban areas to the north of the capital. In total we have eleven contracts covering operations in the “urban areas” under a perpetual license, which are effectively privatizations, and we have 15 contracts covering operations in the “expansion areas,” substantially all of which are perpetual. Servicomunal, Servilampa and Aguas Santiago own all of the infrastructure assets used in the provision of their services, and Aguas Chacabuco owns substantially all of the infrastructure assets used in the provision of its services.
Northern Chile. Bayesa provides wastewater services to the city of Antofagasta, located in northern Chile’s arid mining region. In 1994, Bayesa entered into a 30-year BOOT contract with ECONSSA, the state-owned company that is responsible for providing water and wastewater services in this region. During the first years of the contract, Bayesa rehabilitated and upgraded a wastewater treatment plant on the Pacific shoreline on the outskirts of the city and constructed a collector system along the coastal area to connect to this plant. The facilities currently serve the city’s population of approximately 350,000.
Under the terms of the BOOT contract, Bayesa has the right to sell Antofagasta’s treated effluent subject to the payment of a royalty to ECONSSA. It currently sells treated effluent to Xstrata, a global diversified mining company, under a 22-year supply agreement it entered into with Xstrata in 2002. Pursuant to this agreement, Bayesa delivers bulk effluent from the treatment plant in Antofagasta to Xstrata’s copper smelting plant in La Negra, a largely industrial area located inland from Antofagasta beyond the coastal mountains. Bayesa’s obligations under the agreement included arranging for the plan, design and construction of the pumping and piping infrastructure to transport the treated effluent from the treatment plant to Xstrata’s facility, located approximately 25 miles away while elevating it from a few feet above sea level to approximately 2,000 feet above sea level. Unlike most BOOT contracts, Bayesa owns in perpetuity the physical assets and attendant rights-of-way extending from its treatment plant in Antofagasta up to the boundary of Xstrata’s property.
The agreement has a take-or-pay term obligating Xstrata to purchase from Bayesa at least 685,000 gallons per day of treated effluent. Bayesa currently supplies Xstrata with up to 2 million gallons per day. In addition, the agreement permits Bayesa to sell any excess capacity from its plant to other customers, subject to the payment of a royalty to Xstrata and subject to Bayesa’s obligation to maintain certain reserve capacity for Xstrata’s use. To that end Bayesa currently supplies a total of approximately 306,000 gallons per day of treated effluent to small farms, local businesses and the municipality in the coastal area of Antofagasta adjacent to the treatment plant.
     Panama (Aguas de Panama/water)
We operate in Panama through our wholly owned subsidiary Aguas de Panama, SA, or Aguas de Panama, which we acquired on June 26, 2006 from Biwater. Aguas de Panama entered into a construction period plus 30-year take-or-pay BOOT contract in April 1998 with the Instituto de Acueductos y Alcantarillados Nacionales, or IDAAN, Panama’s national water authority. Aguas de Panama has been selling bulk water to IDAAN pursuant to the agreement since the construction phase of the project was completed in September 2002.
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
During the last two and a half years, APSA has applied for increases to the price payable for the water in accordance with the applicable escalation formula in the contract. By board resolution dated July 10, 2008, IDAAN resolved to approve these rate increases and confirmed that it would need to apply to the Panamanian Government for a supplementary budget in order to be able to settle the associated invoices and that this process would take until December 2008.

In respect of the period from September 2006 to December 2008, APSA has only received payments in respect of the base price for the water (excluding rate increases). However, the invoices representing the rate escalation which in total amount to approximately US$7.1 million, have been formally approved by IDAAN but remain outstanding.
APSA has however received full payment at the contractual price for the water supplied since the start of calendar year 2009, which is consistent with the fact that the amounts shown on the unsettled invoices are not in dispute but rather the Panamanian government appears to be delaying payment of the amount in arrears for unspecified reasons. See Item 8 “Financial Information — Legal Proceedings” for a summary of the pending arbitration with IDAAN.
     The Philippines (Subicwater/water and wastewater)
We conduct our operations in the Philippines through Subic Water & Sewerage Company Inc., or Subicwater, a joint venture with our local partners (i) DMCI Project Developers, Inc., or DMCI, a Filipino construction group, (ii) the Subic Bay Metropolitan Authority, or SBMA, a government corporation, and (iii) Olongapo City. We own 30% of Subicwater, DMCI owns 40%, SBMA owns 20% and Olongapo City currently owns 10%.
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
Subicwater has had difficulty in the past in raising rates as a result of disputes with SBMA and Olongapo City, which replaced Olongapo City Water District as a shareholder of Subicwater. More recently, most of those disputes have been substantially resolved, resulting in significant improvements to Subicwater’s profitability and cash flow. The only remaining dispute is the City’s claim. See Item 8 “Financial Information — Legal Proceedings”.
Recent negotiations resulted in an amendment to the franchise agreement being signed in October 2008. This resulted in a rate increase in December 2008 and there will be automatic inflationary increases in July 2009 and July 2010. A triennial review has replaced the original annual review and milestones for target shareholders’ returns on equity are set forth in the new agreement.
Subicwater is governed by a seven-person board of directors with three directors appointed by DMCI, two directors appointed by us and one director appointed by each of SBMA and Olongapo City. Subicwater’s day-to-day operations are managed by a Filipino general manager who is also one of our two nominated directors. Major corporate acts, such as mergers or the creation of bonded indebtedness, require unanimous approval by the board of directors and the approval of the holders of 85% of the outstanding shares of Subicwater.
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
In the United Kingdom, we periodically bid for the contractual right to supply water to our largest customer to whom Bournemouth has provided water since 1956. This customer accounted for 9% of Bournemouth’s revenue for fiscal year 2009, and despite being located in another water company’s service territory, we believe its demand cannot be completely satisfied solely by one water company (whether the other water company or us). In the United Kingdom, we indirectly compete with other water companies to the extent that the regulator compares our performance with their performances in approving our price limits during the regulator’s periodic reviews and in reviewing any requests for changes in our rates between regularly scheduled reviews.
In bidding for new projects, we compete with a small number of global companies that operate throughout the world as well as focused regional firms. The larger companies that we compete with include Veolia Environnement and Suez Environnement, which have a significant international presence. Other companies that we compete with include SAUR, Gelsenwasser, RWE, Aqualia and Agbar. In Asia, Salcon, Ranhill and several Singaporean-based companies are entering the market and are becoming active in China.
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
Government Regulation
General. Water and wastewater service providers are generally subject to regulation by water, environmental and health and safety regulators. Regulations imposed upon these service providers may relate to, among other things:
•	rates, including those applicable to particular types of customers;
•	water quality and related customer service standards, including timing, method and collection of payments as well as complaint procedures;

•	water supply, including standards to meet all reasonable demands for water;

•	delivery standards, including water pressure and establishment of new connections;

•	waste disposal;

•	raw water abstraction, including method, amount and charges;

•	the requirement to maintain assets and to ensure that water and wastewater services are not interrupted;

•	the provision of water without charge for fire protection and other municipal uses and to consumers who may be entitled to receive water without charge;

•	competition; and

•	controls that may apply during droughts.
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
Rate regulation. The rates that a service provider may charge are typically approved by a government regulator or by the municipality or city council acting in that capacity. In assessing the viability of a project, a service provider must ensure that there is an effective framework for adjusting rates to reflect changes in revenue and costs, while the regulator, municipality or city council must ensure that the service provider has the ability to provide services to its customers to the required standard and does not abuse its position as the exclusive provider of those services. The techniques that have been established as a framework to adjust rates fall into two general categories: rate adjustment by formula and by rate of return, as described below.
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
Rate adjustment by rate of return. The alternative to rate adjustment by formula is to base the calculation of rates on a targeted rate of return. Under this method, a comprehensive financial model or business plan is prepared initially by the service provider to reflect the expected cash flows of the project or business over the contract period. The financial model or plan incorporates the revenue and cost base of the project, including an assumed level of capital expenditures believed to be necessary to achieve specified performance targets and goals and regulatory standards reflected in the model or plan, such as service levels and delivery standards, and calculates the rate adjustment necessary to support the project and provide for the targeted rate of return. The model or plan is reviewed by the regulator, which may engage third-parties such as independent engineering and accounting firms to assist in the review, and typically is discussed between the regulator and service provider before the regulator finally approves the rates. In connection with a new project, it is common for the financial model or business plan to be submitted to the client as a part of the bid submission and to become part of the contract documentation for the project. Through the life of the project, the model assumptions are submitted to the regulatory body responsible for setting rates and these assumptions are used to underpin the regulatory financial model and ultimately produce the rates to be charged over the next regulatory period. For example, our project in Indonesia is subject to rate adjustment by rate of return with yearly reviews and our project in the United Kingdom is subject to rate adjustment by rate of return with five-year reviews (in each case, subject to any interim determination).

Although these various rate adjustment mechanisms provide a substantial degree of predictability to our future revenue from our rate-regulated projects, these mechanisms do not necessarily ensure that we will always fully recover our operating costs or capital investments.
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
Regulation-United Kingdom
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
The most recent Ofwat review occurred in late 2004, when Ofwat awarded Bournemouth an average annual rate increase of 3.1% above inflation for fiscal years 2006 through 2010, with rate changes of 15.9%, 2.2% and 1.6% above inflation in fiscal years 2006, 2007 and 2008, respectively, followed by rate changes of 0.6% and 2.4% below inflation in fiscal years 2009 and 2010. The relatively large increase allowed for in fiscal year 2006 reflects changes in Bournemouth’s operating costs, principally increases in the cost of energy, local taxes, abstraction charges, pension costs and an increase in the allowed rate of return for this review period. The process for the next review started in the second half of 2008 when Bournemouth submitted to OFWAT a draft business plan for the fiscal years 2011 through 2015. Following comments from Ofwat, customer representative bodies and other stakeholders, Bournemouth has submitted a final business plan to Ofwat in April 2009. Ofwat is scheduled to publish a draft determination of the rate adjustments in July 2009. Bournemouth and other stakeholders can make representations to Ofwat on the draft determination and then Ofwat will publish its final determination in November 2009 which will be implemented effective April 1, 2010.

In fiscal year 2009, Bournemouth’s rates were 13% below the national average, and Bournemouth’s rates are expected to be 17% below the national average for fiscal year 2010. Bournemouth believes that its ability to keep operating expenses below industry averages is an important and positive factor in the Ofwat review process.
Bournemouth’s rate of return in any particular period may vary from the expected rate of return based upon its ability to manage costs while achieving performance targets. These fluctuations from the expected rate of return will be taken into account during the next periodic review and may also be factored into any interim determination. For example, if Bournemouth is able to meet its performance targets without spending the amount that was assumed to be necessary to spend on capital expenditures to achieve these targets, then Bournemouth may realize a higher rate for that particular period. However, Bournemouth could be adversely affected in the next rate review due to the resulting lower regulated asset value, which is a key component used to calculate the new rates.
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
Although all of Bournemouth’s rates are set using the same basic approval process, rates are calculated separately for different classes of customers. Currently, approximately 49% of Bournemouth’s domestic customers do not have meters installed in their homes, while the balance receive metered water. A customer in the former group will receive bills calculated on the historic ratable value of the customer’s property, while a customer in the latter group will receive a bill calculated based on the customer’s metered water usage.
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

In February 2008 the U.K. Government commissioned Professor Martin Cave to undertake a review of competition and innovation in water markets in England and Wales. Professor Cave’s final report about competition and innovation in water markets in the U.K. contains a number of recommendations for the U.K. water industry.
His proposals for competition in upstream markets (abstraction and discharge rights) could have a significant effect on the long-term structure of the U.K. water industry, as could his proposals on separating the retail distribution business from the water network business.
The U.K. government is expected to issue a consultation document on a package of competition measures before the summer recess in 2009 to allow enabling legislation to be included in the final Floods and Water Management Bill. We cannot predict whether legislation containing these provisions will be enacted, and if so what effect the legislation will have on our business.
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
MLM and Silulumanzi have entered into two supplementary agreements since the concession began. The first supplementary agreement, which was signed in August 2003, reduced the annual lease payments for the concession assets, the concession fee and certain electricity charges payable by Silulumanzi and increased the grants Silulumanzi receives. These changes were designed to compensate Silulumanzi for lost revenue associated with the ministerial order, which entitled each domestic customer to receive the first approximately 1,600 gallons of water per month free of charge. The second supplementary agreement, which was signed in May 2005, memorialized the results of the first five-year periodic review. The agreement further reduced Silulumanzi’s lease payments for the concession assets and further increased the grants to Silulumanzi, which MLM provides through funding from the national government. The agreement also included an approximately 15% increase in average rates in January 2005, followed by additional annual rate increases of 3% plus inflation in July of each year for the balance of the current five-year period. These changes were designed to help fund the additional capital expenditures and enhanced service performance levels to which Silulumanzi consented at the review. Silulumanzi’s next five-year periodic review is scheduled for late 2009, with new rates to be effective in July 2010.
We believe that Silulumanzi’s rate structure results, at most water consumption levels, in a lower monthly charge than the comparable water companies in South Africa used to benchmark our rates.
Rates for Siza Water. Siza Water’s rates are adjusted annually in accordance with an escalation formula specified in the contract. The concession agreement provides for a review of rates every five years to account for changes and future developments and provides for IDM to approve revised rates under a “rate of return” methodology. The most recent five-year rate review occurred in 2004, and resulted in a new investment plan and some revision to the rate structure with no effect on the company’s revenue. A five-year rate review is currently taking place.
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
Regulatory Outlook. Batam Island was legally declared a Free Trade Zone in late 2008. BIDA will be restructured and renamed to reflect the Free Trade Zone status of Batam but its authority and responsibility with respect to the regulation of ATB and development of Batam infrastructure are not expected to change. Recently ATB and BIDA have agreed to begin a process to review the concession contract, which provides that any successor to BIDA will be bound by the terms of the agreement, to determine what changes (if any) will be required to reflect the proposed restructuring of BIDA. We cannot predict what effect, if any, it will have on ATB’s operations.
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
The adjustments by formula are achieved by making an application to the Price Bureau, the local institution controlling prices under the SDRC, in the city where the project is located. The application for a rate adjustment and the subsequent regulatory process recognizes the changes in the service provider’s operating costs and also the capital expenditures that it needs to incur. Most projects in China do not specify the intervals that must elapse between applications for a rate adjustment.
Regulatory Outlook. We are not aware of any regulatory changes that will have a material effect on our China operations in the near future.

Regulation-Chile
Regulators. The operations of Servicomunal, Servilampa and Aguas Santiago are principally subject to regulation by SISS, whose main function is to set rates for the provision of water and wastewater services, monitor compliance with applicable law and ensure that environmental regulations relating to the treatment of wastewater are satisfied. SISS seeks to ensure that the drinking water is provided to residents (i) at or above the requisite quality levels, (ii) in sufficient quantity and (iii) at rates that are appropriate and sustainable in the long-term. Aguas Chacabuco and Bayesa are regulated by the terms of their contracts with their customers. All our businesses are also subject to environmental monitoring by CONAMA (La Comisión Nacional del Medio Ambiente), the national environmental agency and to water quality monitoring by Servicio Nacional de Salud, the public health body.
Rates in Santiago. The operations of Servicomunal, Servilampa and Aguas Santiago are subject to a review of rates every five years by SISS on the basis of a “rate of return” methodology. The results of the rate review for our recently acquired businesses, Servicomunal and Servilampa, was announced on March 2, 2009. Servicomunal has been awarded a 5% rate increase with effect from June 2009. This will be followed by a further 6% real rate increase at the end of 2010, following the construction of a new wastewater treatment plant. Servilampa has been awarded a 10% rate increase with effect from June 2009. Servicomunal, Servilampa and Aguas Santiago may automatically increase or decrease rates between five-year rate reviews to recover interim changes in costs of greater than 3%, based on an agreed indexation polynomial. Changes in costs are measured by changes in consumer and wholesale price indices. The rates for the operations of Aguas Chacabuco are not regulated by SISS. Rates for these operations are established by contract and are subject to an escalation formula based on inflation plus, depending on the contract, up to an additional 8% every three years.
Rates in Antofagasta. The rates Bayesa charges in these projects are specified by contract and are adjusted on the basis of a formula methodology. In the 30-year BOOT contract with ECONSSA, the rates are denominated in Unidad de Fomento, which is a specific Chilean currency principally used for business transactions that is designed to eliminate the effect of inflation, and in the BOOT contract with Xstrata, the rates are denominated in U.S. Dollars with an index linked to changes in consumer and wholesale price indices as well as power costs due to the high level of pumping involved.
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
Rates. The agreement with IDAAN applies a “rate adjustment by formula” methodology. The contract provides for an increase in rates according to a specific contractual formula that takes account of the operating costs, including interest costs, of Aguas de Panama. The unit sale price of the water delivered is the price initially proposed in the contract for the project, as adjusted by this formula. See Item 4B “Information on the Company — Business Overview — Panama (Aguas de Panama/Water)” for a summary of APSA’s applications for price increases.
Either party to the agreement may request an adjustment to the unit sale price of water if a change in one or more variable costs would result in a change in the unit sale price of at least 3% under the formula. In addition, Aguas de Panama may request a revision as a result of changes in either the quality of raw water or the regulations governing the quality of the treated water.
Between June 2004 and October 2007, we have received monthly invoices from the Panama Canal Authority (ACP), the governmental body responsible for the administration, maintenance, use and conservation of the Panama Canal basin’s water resources. These invoices purportedly represent charges for our abstraction of raw water. As of March 31, 2009, the aggregate amount claimed by ACP under these invoices is approximately $0.9 million, including interest. The last invoice received was dated October 2007 and the last account statement received was dated September 2007. Since that date, we have not received any further invoices or account statements. We have not paid these invoices because we do not believe ACP has the authority to determine these rates unilaterally. ACP has not pursued collection of the invoices, and if ACP pursues collection we intend to defend its claim vigorously, and if we do not prevail we intend to seek a rate adjustment from IDAAN to cover these costs.
The 30-year agreement provides Aguas de Panama with the option, which must be exercised one year prior to the end of the term, to renew the agreement for an additional term of 10 years if an agreement is reached as to the unit sale price of water for the extended term. See Item 8 “Financial Information — Legal Proceedings — Arbitration with IDAAN — Panama” for a summary of the arbitration proceedings to commence in respect of IDAAN’s invocation of the contractual provision for early termination of the concession contract in Panama.
Regulatory outlook. We are not aware of any regulatory changes that will have a material effect on Aguas de Panama’s operations in the near future.
Regulation-The Philippines
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
Rates. Subicwater’s rates are adjusted based on a rate of return methodology with an annual review of rates. Following its appointment in 2001, SBWRB approved a staggered rate increase of 55%, in part to mitigate the effect of earlier years in which no rate increases were approved. This increase raised the average price of water for a domestic customer from 9 Pesos to 14 Pesos per 1,000 liters. Further increases were granted in 2003 and 2004 as part of the changes to the concession contract in 2004, bringing the average price of water for a domestic customer to 20 Pesos per 1,000 liters. In July 2006, SBWRB approved an average rate increase of 9% but SBMA opposed this decision. The matter went to adjudication as provided for under the concession agreement, and in January 2007 the adjudicator reinstated the 9% rate increase. The 2007 rate application was denied by the regulator. Since then we have agreed to some changes to the concession agreement. The concession agreement now provides for a detailed contract review with public hearings every three years, which led to an increase of 8.4% from October 1, 2008, together with automatic increases from July 1 in the following two years.
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

		Proportion of issued
Company	Domicile	capital held
BWH Investments BV	The Netherlands	100	%(23)
BWH Holdings (South Africa) BV	The Netherlands	100	%(23)
Cascal Holdings Limited	United Kingdom	100	%(24)
Cascal Investment Limited	United Kingdom	100	%(1)
Cascal Services Ltd	United Kingdom	100%
BWS Finance Ltd	United Kingdom	100%
Cascal Ltd	United Kingdom	100	%(21)
Bournemouth & West Hampshire Water Group Ltd	United Kingdom	100%
Bournemouth & West Hampshire Holdings Ltd	United Kingdom	100%
Bournemouth & West Hampshire Water Plc	United Kingdom	100%
Bournemouth Water Plc	United Kingdom	99	%(2)
West Hampshire Water Plc	United Kingdom	99	%(3)
Bournemouth Water Ltd	United Kingdom	100%
West Hampshire Water Ltd	United Kingdom	100%
Bournemouth & West Hampshire Enterprise Limited	United Kingdom	100%
Mill Stream Insurance Limited	United Kingdom	100%
Aquacare (BWHW) Ltd	United Kingdom	100	%(22)
Pre-Heat Limited	United Kingdom	100	%(4)
Cascal Investments (China) Limited	United Kingdom	100	%(28)
Cascal (Chile) S.A.	Chile	100	%(5)
Aguas Santiago S.A.	Chile	100	%(5)
Servicios y Construcciones Biwater S.A.	Chile	100	%(5)
Inversiones Libardon S.A.	Chile	100	%(5)
Aguas Chacabuco S.A.	Chile	100	%(5)
Aguas de Quetena S.A.	Chile	100	%(5)
Bayesa S.A.	Chile	100	%(5)
Cascal BV (Chile) Limitada	Chile	100	%(5)(6)
Inversiones Cascal S.A.	Chile	100	%(5)
Inversiones Aguas del Sur Limitada	Chile	100	%(5)
Aguas de la Portada S.A.	Chile	100	%(5)(6)
Servicomunal S.A.	Chile	100	%(5)(25)
Servilampa S.A.	Chile	100	%(5)(25)
Belize Water Services Ltd	Belize	83	%(7)
Biwater Ingeniera y Proyectos S.A. de C.V.	Mexico	100	%(5)(8)
Agua Mexicana y Operaciones S.A. de C.V.	Mexico	100	%(5)(8)
Cascal Operations (Pty) Limited	South Africa	100%
The Greater Nelspruit Utility Company (Pty) Ltd	South Africa	100	%(10)
Siza Water Company (Proprietary) Limited	South Africa	73.42	%(11)
P.T. Adhya Tirta Batam	Indonesia	50	%(5)(9)
P.T. Adhya Tirta Sriwijaya	Indonesia	40	%(5)(9)
Subic Water & Sewerage Company Inc.	Philippines	30	%(9)
Aguas de Panama, S.A.	Panama	100	%(1)
The China Water Company Limited	Cayman Islands	87	%(12)
The China Water Company (Xinmin) Limited	British Virgin Islands	87	%(12)(13)
The China Water Company (Yanjiao) Limited	British Virgin Islands	87	%(12)(13)(18)
The China Water Company (Qitaihe) Limited	British Virgin Islands	87	%(12)(13)
The China Water Company (Fuzhou) Limited	British Virgin Islands	87	%(12)(13)(18)
The China Water Company (Mauritius) Limited	Mauritius	87	%(12)(13)(18)
CWC Water Management Company Limited	British Virgin Islands	87	%(12)(13)(18)
China Water Company (Fuzhou) Limited	Hong Kong	87	%(13)
China Water Company (Yanjiao) Limited	Hong Kong	87	%(13)
China Water Company (Zhumadian) limited	Hong Kong	87	%(13)
China Water Company (Yancheng) Limited	Hong Kong	87	%(13)
Fuzhou CWC Water Company Limited	People’s Republic of China	62.64	%(12)(14)
(Shenyang) Xinmin CWC Water Company Limited	People’s Republic of China	79.09	%(12)(15)
Sanhe Yanjiao CWC Water Company Limited	People’s Republic of China	82.08	%(12)(16)
Qitaihe CWC Water Company Limited	People’s Republic of China	79.09	%(12)(17)
Yancheng China Water Company Limited	People’s Republic of China	42.63	%(9)(19)(20)
Zhumadian China Water Company Limited	People’s Republic of China	44.37	%(26)(27)

(1)	Acquired on June 30, 2006.

(2)	Company changed name to Alderney Water Plc in January 2006 and was dissolved in February 2006.

(3)	Company changed name to Knapp Mill Water Plc in January 2006 and was dissolved in February 2006.

(4)	Acquired on February 1, 2007.

(5)	Indicates a December 31 reporting date has been used for consolidation into our March 31 results, and hence the results of these companies are incorporated with a three-month lag.

(6)	Companies were dissolved in November 2004.

(7)	Interests were divested in October 2005.

(8)	Operations were terminated in January 2008.

(9)	Jointly controlled entities, reported in these financial statements under the proportional consolidation method.

(10)	Includes a 52% interest owned by Cascal Operations (Pty) Limited.

(11)	Acquired on May 3, 2007.

(12)	Acquired on November 15, 2006.

(13)	100% of issued capital held by The China Water Company Limited.

(14)	72% of issued capital held by The China Water Company (Fuzhou) Limited.

(15)	90.91% of issued capital held by The China Water Company (Xinmin) Limited.

(16)	94.34% of issued capital held by The China Water Company (Yanjiao) Limited.

(17)	90.91% of issued capital held by The China Water Company (Qitaihe) Limited.

(18)	In the process of being dissolved/wound up.

(19)	Acquired on April 29, 2008.

(20)	49% of issued share capital held by China Water Company (Yancheng) Limited.

(21)	Company changed its name from Biwater Capital plc to Cascal Plc on September 26, 2007. Re-registered as Cascal Limited on April 21, 2009.

(22)	Company formed on March 4, 2008.

(23)	Companies liquidated on March 31, 2009.

(24)	Company formed on September 25, 2009.

(25)	Acquired on June 27, 2008.

(26)	Acquired on July 23, 2008.

(27)	51% of issued share capital held by China Water Company (Zhumadian) Limited.

(28)	Company formed on May 5, 2009.
D. Property, plants and equipment
Our main property, plants and equipment are the facilities and infrastructure used to perform the water and wastewater activities described in Item 4 “Information on the Company — Business Overview” which also describes the environmental issues that may affect our utilization of the assets. Financial information on our assets including assets held under lease, in the course of construction and properties encumbered by mortgage is shown in Note 6 “Tangible fixed assets” to our consolidated financial statements. A summary of the facilities by each major geographical operation is outlined below.
United Kingdom (Bournemouth & West Hampshire Water/water)
•	Facilities: Seven water treatment facilities and 20 service reservoirs providing short-term local storage with a total capacity of approximately 54 million gallons.
•	Delivery network: Approximately 1,700 miles of underground pipes, with approximately 194,000 connections over an area of approximately 400 square miles.

South Africa (Silulumanzi /water and wastewater)
•	Water facilities: Three water treatment facilities plus 52 service reservoirs that provide short-term local water storage with a total capacity of approximately 32 million gallons. Silulumanzi also purchases bulk treated water from MLM to service some of the township and peri-urban areas.
•	Wastewater facilities: Four wastewater treatment facilities with a total capacity of approximately 11 million gallons per day.
•	Delivery network: Approximately 520 miles of underground water pipes, with approximately 61,000 connections over an area of approximately 55 square miles, and approximately 340 miles of wastewater pipes.
South Africa (Siza Water/water and wastewater)
•	Delivery network: Approximately 110 miles of potable water transmission and distribution pipes, together with five pumping stations.
•	Wastewater facilities: Two wastewater treatment facilities, with a total capacity of approximately four million gallons per day.
•	Wastewater network: Approximately 75 miles of sewer with 20 pumping stations.
Indonesia (ATB and ATS/water)
•	Facilities: Seven water treatment facilities, plus 13 service reservoirs providing short-term local water storage with a total capacity of 9.5 million gallons.
•	Delivery network: Approximately 430 miles of underground pipes, with approximately 145,000 connections over an area of 160 square miles. Since 2003, ATB has averaged over 1,000 new connections per month.
China (Zhumadian, Yancheng, Fuzhou, Yanjiao, Qitaihe and Xinmin/water)
•	Delivery network: The concession in Fuzhou has approximately 60 miles of distribution network. Yancheng has approximately 180 miles of delivery network. Network assets related to the operations in the other three cities are owned by the local municipalities. Zhumadian has 83 miles of distribution network.
•	Water facilities: Yancheng has three water treatment facilities with a total capacity of approximately 52 million gallons per day. Zhumadian has two water treatment facilities with a total capacity of approximately 48 million gallons per day. Fuzhou and Yanjiao both operate two water treatment facilities while Qitaihe and Xinmin have one each.
Chile (Servicomunal, Servilampa, Aguas Santiago, Aguas Chacabuco and Bayesa/water and wastewater)
•	Water facilities: Relies exclusively on boreholes in high quality underground aquifers needing minimal treatment.
•	Water delivery network: As the boreholes are generally relatively close to the customers, these networks consist generally of short length, medium to small diameter pipework and pumping stations.
•	Wastewater facilities: Approximately 30% of the wastewater we collect is treated by small local treatment plants owned by us and approximately 70% is routed to an established treatment plant in an adjacent concession area and is treated for us on a subcontract basis. In the case of Servicomunal we operate aerated lagoons for treating the sewage of the town of Colina.
Panama (Aguas de Panama/water)
•	Facilities: Single potable water treatment facility at Laguna Alta, with a treated water storage tank and a gravity pipeline from this plant that connects into the IDAAN distribution system.

•	Delivery: The treated water is delivered to IDAAN at a measuring and quality monitoring station located approximately 6 miles from the treatment plant.
The Philippines (Subicwater/water and wastewater)
•	Water facilities: Four water treatment facilities plus 25 service reservoirs providing short-term local water storage with a total capacity of 10.6 million gallons.

•	Water network: Approximately 220 miles of transmission and distribution pipes with approximately 32,000 water supply connections over an area of approximately 70 square miles.

•	Wastewater facilities: Five wastewater treatment facilities.

•	Wastewater network: Approximately 50 miles of sewer, with 25 pumping stations.
The nature of our business means there is an ongoing level of expansion, improvement or upgrading of property, plants and equipment, particularly in respect of infrastructure to ensure that our projects can continue to deliver high quality water and wastewater services especially in areas with substantial population growth. In addition there are also occasional projects to deliver significant capacity expansion of water and/or wastewater facilities. For instance on May 28, 2008 we announced that our 50% joint venture in Indonesia was making an additional $6 million investment to construct an additional module at its water treatment plant at Duriangkang, located on Batam Island. This new construction is the third stage in the development of an integrated Duriangkang potable water system and follows the completion of the first two modules built in 2001 and 2004. The new module has a capacity of 11.5 million gallons per day, sufficient to serve a population of almost 200,000, and commenced operations in mid-2009. Our subsidiary serving the city of Zhumadian, China has recently completed the construction of a new water treatment plant, and associated infrastructure, with a capacity of 26 million gallons per day.
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
The following discussion contains information about our results of operations, financial condition, liquidity and capital resources that we have prepared in accordance with Dutch GAAP. For a discussion of the differences between U.S. GAAP and Dutch GAAP as well as a reconciliation of our results in Dutch GAAP to U.S. GAAP, see “Reconciliation of Dutch GAAP to U.S. GAAP” below and Note 28 “Summary of differences between accounting policies generally accepted in The Netherlands and in the United States of America” to our consolidated financial statements.
Overview
We provide water and wastewater services to our customers in seven countries: the United Kingdom, South Africa, Indonesia, China, Chile, Panama and The Philippines. In a typical water project, we collect raw water from surface and groundwater sources, treat the water to meet the required quality standards and supply the treated water through a distribution network to our customers’ premises. In a typical wastewater project, we collect the wastewater from our customers’ premises, treat the wastewater to meet the required standards and return the treated water to the environment. We provide these services under long-term contracts or licenses that typically give us the exclusive right to provide our services within a defined territory. Our customers are predominantly homes and businesses representing a total population of approximately 4.3 million.
     Factors affecting our results of operations
The principal factors that affect our results of operations include:
•	Global financial crisis. A majority of the countries in which we operate have observed some slowing down in the rate of growth of their economies as a result of the financial crisis. This has had a limited effect on our results for fiscal year 2009 through a combination of lower demand from some of our industrial consumers and some lengthening of the working capital cycle as a small proportion of customers take longer to settle their water charges.

•	Rates. The rates we charge our customers for water and wastewater services are calculated using either a formula or on a rate of return basis, depending on the project. The methodology used to fix and adjust rates is set forth in the long-term contract or license governing each of our operations and may also be subject to external regulation. The contracts or licenses and applicable regulations generally also set out the procedures for periodic or interim reviews of the rates that we charge our customers. Rate reviews may result in either increases or decreases in the rates we charge. For our regulated businesses in the United Kingdom, South Africa and Chile, our rates are generally set in advance for the next five-year period, subject to possible changes through interim reviews. In specific circumstances, interim determinations have been granted by the U.K. regulator when water companies’ input costs or revenue have varied by an unusually high amount during the five-year review period. If the conclusion of the rate review process is delayed, we may not achieve the revenue we anticipate in any particular period.

•	Volume. Approximately 70% of our revenue in fiscal year 2009 was derived from customers whose invoices were based upon the volume of water consumed and, where relevant, the wastewater discharged for treatment. The balance of our revenue was not dependent upon volume but was principally based on the rateable value of the customers’ properties. There is a relationship between population growth and demand for water and wastewater services, so when population increases or decreases in one of our service areas then demand will generally increase or decrease. Demand for water and wastewater services is similarly influenced by macroeconomic factors such as rising standards of living, level of economic activity and urbanization. Demand also fluctuates due to seasonal influences, typically decreasing during the wetter times of the year and increasing during the drier times of the year. Therefore, demand may increase or decrease relative to historical averages when traditional weather patterns deviate from their historical cycles.

•	Electricity. The base operating costs of our business are largely fixed and substantially predictable from one period to the next. We are, however, a large consumer of electrical power, which is used to operate our treatment plants and pumping stations. Accordingly, our operating costs increase when prices of electricity for industrial users increase. In general, we must wait until the next regulatory rate review before being able to pass on some, or all, of this increased cost to our customers.

•	Regulatory changes. The provision of water and wastewater services is subject to substantial regulation. As discussed above, regulations limit the rates we may charge our customers and prescribe the conditions under which rates may be increased or decreased. Because our results of operations depend substantially on the rates that we charge our customers for water and wastewater services, changes in the regulations governing these rates may affect our results. Our operations are also subject to environmental and health and safety regulations, such as regulations governing the quality of the drinking water that we supply to our customers and the regulations governing the treated wastewater that we discharge into the environment. Compliance with these regulations imposes costs on our operations, and changes in these regulations can substantially increase or decrease these costs.

•	Acquisitions and dispositions. Our portfolio of projects may change as we acquire or develop new projects or dispose of others. These changes affect the comparability of our results of operations from period to period. Failure to acquire or develop new projects would limit our future growth.

•	Currency exchange. We report our financial results in U.S. Dollars but conduct substantially all of our business in the local currencies of the countries in which we operate. The assets and liabilities of our operations are translated at the rate of exchange prevailing at the respective fiscal year ended March 31. Exchange differences resulting from settlement and translation of monetary assets and liabilities are charged or credited to the exchange rate results in the statement of income. Revenue and expenses are recognized at the average rate for the year. Therefore, our reported results of operations are affected by translation risk due to fluctuations in currency exchange rates. See Note 2 “Accounting policies” to our consolidated financial statements. For a table that provides the period-end and average exchange rates for our local currencies against one U.S. Dollar, see Note 4 “Exchange rates” to our consolidated financial statements.
More detail on the factors affecting our business on a project-specific basis is provided below.
•	United Kingdom. Our U.K. operations are affected by the increased demand during the summer months arising from the influx of tourists to the coastal resort town of Bournemouth and surrounding areas.
Our U.K. results of operations are also subject to costs associated with the provision of defined benefit pensions to most of our U.K. employees, together with former employees and pensioners. The accounting expense recorded for providing these benefits is determined by a professionally qualified independent actuary and relies on the interaction of several key assumptions, some of which are highly susceptible to macroeconomic influences such as interest rates. See Note 13 “Provisions & deferred revenue” to our consolidated financial statements.
Operating results in the United Kingdom are also dependent on the conclusions of the periodic review process of the U.K. regulator. The most recent periodic rate review in the United Kingdom occurred in late 2004, when Ofwat approved an average annual rate increase of 3.1% above inflation for fiscal years 2006 through 2010, with rate changes of 15.9%, 2.2% and 1.6% above inflation in fiscal years 2006, 2007 and 2008 respectively, followed by rate changes of 0.6% and 2.4% below inflation in fiscal years 2009 and 2010. The process for the next review started in the second half of 2008 when Bournemouth submitted to OFWAT a Draft Business Plan for the fiscal years 2011 through 2015. Following comments from Ofwat, customer representative bodies and other stakeholders, Bournemouth submitted a Final Business Plan to Ofwat in April 2009. Ofwat will publish a Draft Determination of the annual rate increases in July 2009. Bournemouth and other stakeholders can make representations to Ofwat on the Draft Determination prior to Ofwat publishing its Final Determination in November 2009. The price limits contained therein will be implemented as from April 1, 2010.
Effective February 1, 2007 we acquired Pre-Heat Limited, a gas heating installation and maintenance business that complements our existing U.K. non-regulated business.
•	South Africa. Both of our South African operations are affected by the increased demand during the summer months starting in October primarily due to additional usage for watering gardens. Other factors influencing the results of operations of our Nelspruit subsidiary include our ability to progressively change the attitudes of some of our customers toward payment for the water services they receive. In Nelspruit, we also receive government grants for both operating expenses and capital expenditures, which are designed to help lower the rates charged to customers and finance the supply of water to certain low-income consumers who do not have the resources to pay for water services. As a result of our first periodic review in Nelspruit in 2005, the amount of government grants we receive increased. The review also resulted in an approximately 15% increase in average rates in 2005, followed by additional annual rate increases of 3% plus inflation for the remainder of the period. Our next five-year periodic review in Nelspruit is scheduled for late 2009, to be effective in July 2010. In common with our Nelspruit subsidiary, Siza Water receives government grants for operating expenses, which are designed to help lower the rates charged to customers. Siza Water also receives contributions to capital expenditures from third party developers.

•	Indonesia. Our larger joint venture project in Indonesia is based on Batam Island, which has witnessed strong population growth in recent years in response to the industrialization of many areas of the island. This population growth and the additional new connections to our network have a significant effect on our revenue in Indonesia. This project encountered significant delays in reaching an agreement on its most recent rate increase, which became effective from January 2008.

•	China. We acquired our first four China projects in November 2006. Our Chinese operations have experienced steady growth in the volume of water supplied, which has been driven by economic and population growth as well as the gradual closure of private wells historically used by industry. On April 29, 2008 our subsidiary China Water acquired a 49% stake in an equity joint venture in Yancheng, China. The new joint venture company, Yancheng China Water Company commenced operations on May 1, 2008, for a period of 30 years. In addition to a number of industrial and commercial enterprises, the Yancheng China Water Company provides potable water services to a residential population of approximately 600,000. Yancheng is situated on the eastern seaboard of Jiangsu province, and is approximately 250 miles northeast of Shanghai. On July 23, 2008 we acquired a 51% stake in an equity joint venture in Zhumadian City, Henan Province, China. The new joint venture company, Zhumadian China Water Company, partners China Water with the Zhumadian Bangye Water Group, and commenced operations on July 23, 2008. The existing water supply assets of the Zhumadian Bangye Water Group were transferred to the new joint venture company and China Water injected approximately $18.8 million in consideration for its 51% of the equity. The new equity joint venture is expected to complete soon the construction of an additional 26 million gallons per day water treatment plant and associated infrastructure representing a total investment of approximately $42 million. The Zhumadian China Water Company provides water services to a population of approximately 400,000 which includes a large number of industrial and commercial users.

•	Chile. On June 27, 2008 we acquired 100% of the share capital of Servicomunal S.A. and Servilampa S.A. Servicomunal and Servilampa provide both water and wastewater services under perpetual regulated concession contracts. These operations will provide greater efficiencies and economies of scale when combined with our existing operations in Chile. The results of the rate review for our newly acquired businesses were announced on March 2, 2009. Servicomunal has been awarded a 5% rate increase with effect from June 2009. This will be followed by a further 6% real rate increase at the end of 2010, following the construction of a new wastewater treatment plant representing an estimated investment of approximately $8 million, which is expected to be financed through a combination of operating cash flow and local debt. Servilampa S.A., has been awarded a 10% rate increase with effect from June 2009. The results of operations located in northern Chile are influenced by the volume of treated effluent that our customer, Xstrata, purchases in a given month. With effect from September 2007, we increased the rate per cubic meter that we charge Xstrata by $0.11. Thereafter, our rates are adjusted by reference to an indexation formula designed to reflect movements in the operation’s key input costs. The monthly volume of effluent used by Xstrata has historically been steady although it is linked to the activity levels at its copper smelting plant.

•	Panama. We acquired our Panamanian project in June 2006. During the last two and a half years, APSA has applied for increases to the price payable for the water in accordance with the applicable escalation formula in the contract. By board resolution dated July 10, 2008, IDAAN resolved to approve these rate increases and confirmed that it would need to apply to the Panamanian Government for a supplementary budget in order to be able to settle the associated invoices and that this process would take until December 2008. In respect of the period from September 2006 to December 2008, APSA has only received payments in respect of the base price for the water (excluding rate increases). However, the invoices representing the rate escalation which in total amount to approximately US$7.1 million, have been formally approved by IDAAN but remain outstanding. APSA has however received full payment at the contractual price, inclusive of rate increases, for the water supplied since the start of calendar year 2009, which is consistent with the fact that the amounts shown on the unsettled invoices are not in dispute but rather the Panamanian government appears to be delaying payment of the amount in arrears for unspecified reasons. See Item 8 “Financial Information — Legal Proceedings” for a summary of the arbitration with IDAAN. Our Panamanian project has benefited from a 100% tax exemption during its first five years of operation, which was reduced to 75% in September 2007 for an additional five years and then to 50% thereafter.

•	The Philippines. Our joint venture in The Philippines has had difficulty in the past in raising rates as a result of disputes with SBMA and Olongapo City, which are two of our three joint venture partners in this project. More recently, most of those disputes have been substantially resolved, resulting in significant improvements to Subicwater’s profitability and cash flow. The only remaining dispute is Olongapo City’s claim. See Item 8 “Financial Information — Legal Proceedings”. Recent negotiations resulted in an amendment to the franchise agreement being signed in October 2008. This resulted in a rate increase in December 2008 and there will be automatic inflationary increases in July 2009 and July 2010. A triennial review has replaced the original annual review and milestones for target shareholders’ returns on equity are set forth in the new agreement.
     Transactions affecting comparability of periods
The comparability of our results of operations during the periods presented has been affected by transactions that have occurred since March 31, 2006.
United Kingdom. On February 1, 2007, we acquired 100% of Pre-Heat Limited, a business that supplies gas installation and maintenance services in the South of England and that complements our existing U.K. non-regulated business, for a total consideration of £4.6 million ($8.9 million), which consisted of initial consideration of £3.5 million ($6.9 million) plus contingent and deferred consideration of £1.0 million ($1.9 million) plus costs of £0.1 million ($0.1 million). This acquisition has been accounted for as a business combination and has been included in our results of operations from February 1, 2007.
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
The first three of these four promissory notes matured on October 3, 2006, October 3, 2007 and October 3, 2008, respectively, and were paid in full on time, along with payment of accrued interest on all of the notes. The final note matures on October 3, 2009, and we have taken steps to mitigate our credit risk exposure to the Government of Belize with respect to 90% of the note’s principal amount plus accrued interest.
Chile. On June 27, 2008 we acquired 100% of the share capital of Servicomunal S.A. and Servilampa S.A. for approximately CHP 9.8 billion ($18.6 million) and CHP 0.8 billion ($1.6 million), respectively. These acquisitions were accounted for as business combinations and have been included in our results of operations from June 27, 2008 and are included in our balance sheet at March 31, 2009.
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
China. On November 15, 2006, we acquired for a total consideration of $25.1 million an 87% interest in The China Water Company Limited, a company that we fully consolidate, and at the date of its acquisition by us owned majority interests in four water projects in China. Prior to our acquisition, China Water rationalized its portfolio by selling three projects. This acquisition has been accounted for as a business combination and has been included in our results of operations from November 15, 2006. On April 29, 2008 China Water acquired a 49% share in a new equity joint venture with the Government of Yancheng for delivery of water services to Yancheng City for approximately $28.7 million. Yancheng has been accounted for as a joint venture and under Dutch GAAP China Water’s share of its results has been included in our results of operations from April 29, 2008 and China Water’s share of its assets and liabilities has been included in our balance sheet at March 31, 2009. On July 23, 2008 China Water acquired a 51% interest in a water company in Zhumadian City. The new company, Zhumadian China Water Company, formally commenced operations on July 23, 2008. The acquisition is accounted for as a business combination and has been included in our results of operations from July 23, 2008 and is included in our balance sheet at March 31, 2009.

South Africa. On May 3, 2007, we acquired a 73.4% interest in Siza Water, a water and wastewater services company in South Africa, for approximately $2.9 million. This acquisition has been accounted for as a business combination and has been included in our results of operations from May 3, 2007.
Mexico. Our results of operations during the periods presented have been affected by the early termination of our operation and maintenance contract in Mexico in January 2008. This is accounted for in the year ended March 31, 2008 and in all periods presented the results of Mexico are shown as discontinued operations. We received a termination fee of MXP 10.5 million ($1.0 million) and after the costs of termination and receipts for sale of assets made a profit before tax on termination of MXP 1.0 million ($0.1 million). The costs associated with the winding up and eventual liquidation of our Mexican subsidiaries during fiscal year 2009 have been included in the consolidated statement of income under gain on disposal / termination of subsidiary.
Holding Companies. On February 23, 2009 we completed a reorganization of our group structure which included the incorporation of a new company, Cascal Holdings Limited, in the United Kingdom. The reorganization will optimize the servicing of external debt and the return of capital to shareholders by way of dividend. In executing this reorganization, we settled an inter-company debt that has given rise to significant foreign exchange gains and losses reported in the consolidated statements of income for prior periods. The reorganization is also intended to address aspects of the underlying inefficiencies within our tax structure, which manifest themselves in terms of the consolidated effective tax rate at levels considerably higher than the statutory rates of 25.5% and 28% in The Netherlands and United Kingdom, respectively. While the effect of the reorganization on the results for the year ended March 31, 2009 will be limited due to the date of its completion, in future periods the foreign exchange gains and losses reported in the consolidated statements of income are expected to be much smaller and the consolidated effective tax rate is expected to decline towards the level of the aforementioned statutory rates.
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
Subsequent events
On June 26, 2009, we entered into an amended and restated facility agreement with HSBC Bank Plc in respect of our existing $70 million credit facility with HSBC. Of this amount, (a) $60 million is a revolving loan facility intended for financing acquisitions, for general corporate purposes and working capital and to pay transaction expenses, and (b) $10 million is a guarantee facility intended to be used to provide guarantees to replace existing ones, and to issue new or renewed guarantees on behalf of certain subsidiaries. The amended and restated facility has a term of two years ending June 30, 2011 and its terms are similar to those that governed the credit facility it is replacing with the exception of the arrangement fee and interest margin, both of which have been increased in line with current trends in the corporate lending market. For further detail see Item 5 “Operating and Financial Review and Prospects — Liquidity and capital resources”.
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
Joint ventures. An entity qualifies as a joint venture if its participants jointly exercise control under a collaborative (joint venture) agreement. Joint control exists when none of the participants can, in substance, control the entities financial and operating policies unilaterally. However, joint control does not require a 50-50 interest. Dutch Accounting Standards Board GAR 215 permits participating interests in joint ventures to be consolidated proportionally as an alternative to using the equity method. Under the proportional consolidation method we combine our pro rata share, generally based on our ownership percentage, of each joint venture’s revenue and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in our financial statements. We proportionally consolidate our businesses in Indonesia and The Philippines and have proportionally consolidated our Yancheng project in China from April 29, 2008, the date of its acquisition. The critical judgment that we must make in this regard is the assessment of whether the criteria for demonstrating joint control are met.
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

Revenue received in advance of performance is recorded as deferred revenue. When performance occurs, the deferred revenue is released and simultaneously reported as revenue. This situation primarily arises in the United Kingdom, where approximately 44% of our billing is based on historic property values.
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
Certain of our subsidiaries engage in infrastructure construction projects that can last more than twelve months. Revenue from such construction contracts is recognized on final completion of the contract. Costs incurred during construction are recognized as work in progress until construction is complete.
     Bad debts
At each balance sheet date, we evaluate the collectability of trade receivables and record provisions for doubtful receivables based on experience. These provisions are based on, among other things, comparisons of the relative age of accounts and consideration of actual write-off history. The actual level of receivables collected may differ from the estimated levels of recovery, which could affect our results of operations positively or negatively. As of March 31, 2009, our gross trade receivables were $32.0 million and the provision for doubtful receivables was $4.0 million. The critical judgments that we are called upon to exercise with respect to bad debts are generally related to the circumstances surrounding the recognition of the receivable and an estimate of its collectability, which leads to our determination of the potential need to make a provision against its carrying value in our financial statements.
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
Our pension expenses in fiscal years 2007, 2008 and 2009 were $1.8 million, $1.7 million and $1.1 million, respectively. Our pension expenses in fiscal years 2007, 2008 and 2009 are based on a changed accounting policy in accordance with Dutch Accounting Standards Board GAR 271 (revised) as explained in Note 13 “Provisions & deferred revenue” to our consolidated financial statements. We expect this change in accounting policy to increase the volatility of our pension costs and therefore to lead to greater period-to-period change in our staff costs.
We estimate that the effect of a 0.5% increase or decrease in the discount rate on the net periodic pension expense for the year ended March 31, 2009 would be $0.1 million and $1.0 million, respectively and the effect of a 0.5% increase or decrease in the expected long term return on plan assets would be $0.2 million and $1.1 million, respectively.
In addition we have liabilities under a pre-existing defined benefit pension plan in connection with our recently acquired subsidiary in Zhumadian, China. Under this plan there are retired and semi-retired employees for which there is a pension liability. However no future liabilities can accrue in connection with current non-retired employees or any new employees. The liability will be discharged over time out of cash resources and there are no plan assets.
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
In this regard, we are required to make a judgment as to the value of any deferred tax assets to be recognized for loss carry-forwards. Deferred tax assets amounting to $15.6 million have been recognized on the balance sheet as of March 31, 2009. The deferred tax assets recognized in respect of tax losses are regarded as more likely than not to be recoverable against future forecast taxable profits. Deferred tax assets have not been recognized as of March 31, 2009 in respect of tax losses with a total value of $34.3 million, $13.8 million of which are Dutch losses.
We were required to revalue our deferred tax balances in China in light of new profit tax rates passed into law with the Tax Reform Act in March 2007. This had the one-time effect of increasing the net profit of China Water for the period from November 15, 2006 to March 31, 2007 by $1.3 million. Similarly we were required to revalue our deferred tax balances in the United Kingdom, which has the one time effect of increasing net profit for the year ended March 31, 2008 by $2.2 million. Additionally a change in the system of tax allowances for industrial buildings in the United Kingdom has caused the recording of a deferred tax liability and corresponding charge to the statement of income of $4.1 million for the year ended March 31, 2009.
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
Presentation of financial information
•	Our consolidated financial statements are prepared based on a March 31 fiscal year end. However, our operations in Indonesia, Chile and Mexico, prior to its early termination, have a December 31 fiscal year end. For these entities, we have reported the results for the twelve months ended December 31 as if such twelve month period ended on the following March 31, with appropriate adjustments made for any material event that occurred subsequent to December 31 but on or prior to March 31 for each such entity, such as the early termination of our operation and maintenance contract in Mexico in January 2008. Our operations in Panama, China and South Africa (Siza Water) also have a fiscal year end of December 31, but their results have been reflected in our consolidated financial statements based on the actual calendar months in which the results occurred following their acquisition.

•	Our participating interests in our joint ventures in Indonesia, The Philippines and Yancheng, China have been proportionally consolidated on a line-by-line basis in the statements of income and cash flows and on the balance sheet.

•	We report our financial results in U.S. Dollars but conduct substantially all of our business in the local currencies of the countries in which we operate. The assets and liabilities of our foreign operations are translated at the rate of exchange prevailing at the balance sheet date. Revenue and expenses are recognized at the average rate for the year. Therefore, our reported results of operations are affected by translation risk due to fluctuations in currency exchange rates. Transactions denominated in currencies other than the U.S. Dollar during a reporting period, such as the purchase price we paid to complete an acquisition, are recognized in our consolidated financial statements at the exchange rate in effect on the transaction date. See Note 2 “Accounting policies” to our consolidated financial statements.

•	We present our country-by-country comparative period information both on an “as reported” basis and on a constant exchange rate basis. The constant exchange rate basis uses the same exchange rates that were used in the later period to translate results for the earlier period. This presentation enables our management and investors to focus on the actual changes in the results of operations from period to period without the effects of movements in exchange rates. Unless specifically stated otherwise, all of the textual discussion of our country-by-country comparative period information is presented on a constant exchange rate basis.

•	Our discontinued operations consist of our Belize subsidiary that was disposed of on October 3, 2005 and our Mexican operation and maintenance operation contract that was the subject of an early termination in January 2008.

•	Earnings per share information presented in our audited consolidated financial statements for comparative periods prior to our initial public offering has been calculated using a weighted average number of shares of 21,849,343 because on January 23, 2008 we completed a recapitalization and stock split that required the following steps to be carried out:
•	Issuance of remaining 11,620 authorized shares having a par value of €5 per share to our existing shareholder in exchange for cash of €58,100. This action increased the total shares issued to 20,000;

•	A split of each issued share having a par value of €5 into 10 shares with a par value of €0.50, thereby increasing the number of issued shares from 20,000 with a par value of €5 to 200,000 having a par value of €0.50; and

•	Issuance of 21,649,343 new shares having a par value of €0.50 each by transferring the corresponding aggregate par value from share premium to issued share capital.
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

	Year		Year		Year
	ended	Percentage	ended	Percentage	ended
Dutch GAAP	March 31,	change	March 31,	change	March 31,
(Dollars in thousands)	2009	2008-2009	2008	2007-2008	2007
Revenue	$163,396	1.7%	$160,642	32.0%	$121,703
Raw and auxiliary materials and other external costs	42,041	19.5	35,188	47.7	23,821
Staff costs	33,735	(1.8)	34,348	40.6	24,431
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	22,968	0.8	22,786	26.7	17,980
Profit on disposal of intangible and tangible fixed assets(1)	(688)	8.1	(749)	24.3	(989)
Other operating charges(2)	28,563	1.8	28,060	44.3	19,446
Incremental offering-related costs	—	n/a	767	(5.2)	809

Total operating expenses	126,619	5.2	120,400	40.8	85,498

Operating profit	36,777	(8.6)	40,242	11.2	36,205
(Loss)/Gain on disposal of subsidiary(3)	(68)	n/a	1,691	n/a	—
Exchange rate results(4)	9,975	n/a	(2,381)	64.9	(6,782)
Interest income	2,751	(6.3)	2,935	9.2	2,687
Interest expense	(16,319)	(19.4)	(20,238)	23.4	(16,397)

Profit before taxation	33,116	48.8	22,249	41.6	15,713
Taxation	(14,263)	46.8	(9,716)	39.9	(6,944)
Minority interest	(1,012)	7.1	(945)	25.5	(753)

Net profit	$17,841	54.0%	$11,588	44.6%	$8,016

(1)	The profit in fiscal year 2009 is derived from sales of property and other assets, surplus to the needs of our U.K. project company. The profit in fiscal year 2008 is derived from sales of property, surplus to the needs of our U.K. project company. The profit in fiscal year 2007 arose mainly from a $0.8 million profit realized by our U.K. project company on its sale of a section of river bed.

(2)	Other operating charges include professional fees, insurance, operating lease payments, travel expenses, management fees and bad debts.

(3)	Represents gains from our Belize subsidiary that was disposed of on October 3, 2005 and the early termination of our operation in Mexico in January 2008.

(4)	Currency exchange differences resulting from settlement and translation of monetary assets and liabilities are charged or credited to the exchange rate results line of our statement of income. See Note 2 “Accounting policies” to our consolidated financial statements.

     Geographical revenue and operating profit
The following table identifies our revenue by country by dollar amount and as a percentage of revenue from continuing operations for fiscal years 2007, 2008 and 2009. This table and the subsequent tables reflect the primary segments that management has identified for reporting purposes under Dutch GAAP. The discontinued operations represent the results of our operations in Mexico, which were subject to an early termination agreement in January 2008.

	Revenue by country (as reported)
		Percentage		Percentage		Percentage
		of 2009		of 2008		of 2007
		total		total		total
		revenue		revenue		revenue
	Year ended	from	Year ended	from	Year ended	from
Dutch GAAP	March 31,	continuing	March 31,	continuing	March 31,	continuing
(Dollars in thousands)	2009	operations	2008	operations	2007	operations
United Kingdom(1)	$83,643	51.2%	$94,791	60.1%	$75,705	63.8%
South Africa(2)	20,340	12.5	21,673	13.7	13,766	11.6
Indonesia	12,999	8.0	11,356	7.2	11,062	9.3
China(3)	20,929	12.8	10,023	6.4	2,924	2.5
Chile(4)	11,343	6.9	7,593	4.8	6,393	5.4
Panama(5)	10,691	6.5	8,780	5.6	6,165	5.2
The Philippines	2,881	1.8	2,861	1.8	2,359	2.0
Holding companies	570	0.3	700	0.4	193	0.2

Total continuing operations	$163,396	100.0%	$157,777	100.0%	$118,567	100.0%
Discontinued operations(6)	—		2,865		3,136

Total	$163,396		$160,642		$121,703

(1)	Includes revenue attributable to our Pre-Heat Limited operations from February 1, 2007, the date of acquisition.

(2)	Includes revenue of Siza Water from May 3, 2007.

(3)	Represents revenue of our first four Chinese projects from November 15, 2006, our 49% share of revenue from our joint venture in Yancheng from April 29, 2008 and revenue from Zhumadian from July 23, 2008, being the respective dates of their acquisition.

(4)	Includes revenue from Servicomunal and Servilampa from June 27, 2008, the date of their acquisition.

(5)	Represents revenue from June 26, 2006.

(6)	Represents the early termination of our operation in Mexico in January 2008.

The following table identifies our operating profit by country by dollar amount and as a percentage of operating profit from continuing operations for fiscal years 2007, 2008 and 2009.

	Operating profit by country (as reported)
		Percentage		Percentage		Percentage
		of 2009 total		of 2008 total		of 2007 total
		operating		operating		operating
		profit		profit		profit
	Year ended	from	Year ended	from	Year ended	from
Dutch GAAP	March 31,	continuing	March 31,	continuing	March 31,	continuing
(Dollars in thousands)	2009	operations	2008	operations	2007	operations
United Kingdom(1)	$23,866	64.9%	$31,894	80.2%	$29,264	81.9%
South Africa(2)	5,736	15.6	5,934	14.9	3,756	10.5
Indonesia	4,612	12.5	3,250	8.1	3,515	9.8
China(3)	2,495	6.8	438	1.1	318	0.9
Chile(4)	1,177	3.2	(47)	(0.1)	(488)	(1.4)
Panama(5)	4,542	12.4	3,683	9.3	3,071	8.6
The Philippines	1,192	3.2	1,162	2.9	915	2.6
Holding companies	(6,843)	(18.6)	(6,529)	(16.4)	(4,615)	(12.9)

Total continuing operations	$36,777	100.0%	$39,785	100.0%	$35,736	100.0%
Discontinued operations(6)	—		457		469

Total	$36,777		$40,242		$36,205

(1)	Includes operating profit attributable to our Pre-Heat Limited operations from February 1, 2007, the date of acquisition.

(2)	Includes operating profit of Siza Water from May 3, 2007.

(3)	Represents operating profit of our first four Chinese projects from November 15, 2006, our 49% share of operating profit from our joint venture in Yancheng from April 29, 2008 and operating profit from Zhumadian from July 23, 2008, being the respective dates of their acquisition.

(4)	Includes operating from Servicomunal and Servilampa from June 27, 2008, the date of their acquisition.

(5)	Represents operating profit from June 26, 2006.

(6)	Represents the early termination of our operation in Mexico in January 2008.
Fiscal year 2008 compared to fiscal year 2009
     Revenue

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2008 at	2008-2009	2008-2009
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2009 as	2008 as	exchange	exchange	exchange
(Dollars in thousands)	reported	reported	rates	rates	rates
United Kingdom	$83,643	$94,791	$79,807	$3,836	4.8%
South Africa(1)	20,340	21,673	17,835	2,505	14.0
Indonesia	12,999	11,356	10,151	2,848	28.1
China(2)	20,929	10,023	10,852	10,077	92.9
Chile (3)	11,343	7,593	6,849	4,494	65.6
Panama	10,691	8,780	8,780	1,911	21.8
The Philippines	2,881	2,861	2,742	139	5.1
Holding companies	570	700	575	(5)	(0.8)

Total continuing operations	$163,396	$157,777	$137,591	$25,805	18.8%

Discontinued operations-Mexico	—	2,865	2,578	(2,578)	n/a
Exchange rate effect			20,473

Total	$163,396	$160,642	$160,642

(1)	Includes results of operations of Siza Water from May 3, 2007.

(2)	Includes our share of results from Yancheng from April 29, 2008 and results of operations from Zhumadian from July 23, 2008.

(3)	Includes results of operations from Servicomunal and Servilampa from June 27, 2008.
Our revenue from continuing operations increased by $25.8 million from fiscal year 2008 to fiscal year 2009 at constant exchange rates due primarily to our recent acquisitions.
•	China. The $10.1 million increase was mainly due to the inclusion of our share of revenue from April 29, 2008 following the acquisition of a 49% interest in the Yancheng joint venture and revenue from our acquisition of Zhumadian from July 23, 2008. These acquisitions account for $9.5 million of the increase, with the remainder coming from a combination of rate and volume increases in our pre-existing operations in China.

•	Chile. Of the $4.5 million increase in revenue, $1.9 million originates from our pre-existing operations and is the result of inflation-base rate increases and higher volume sold. The remainder relates to the contribution made by Servicomunal and Servilampa, which we acquired on June 27, 2008 and which we consolidate with a three month lag due to having non-coterminous year ends.

•	United Kingdom. The $3.8 million increase was primarily due to the effect of our scheduled rate increase of 3.68% together with a $2.7 million increase from our non-regulated business.

•	Indonesia. The $2.8 million increase resulted from the effect of the 20% increase implemented in December 2007, together with increased water demand caused by continued population growth.

•	South Africa. A majority of the $2.5 million increase in revenue is the result of a 10.0% rate increase implemented by our Nelspruit subsidiary and increases of 6% and 9% for water and sewerage rates respectively implemented by Siza Water, all with effect from July 2008, along with continued growth in the number of connections offset in part by a decrease in consumption observed toward the end of the calendar year 2008.

•	Panama. The $1.9 million increase in revenue from our Panama operation is due to $0.5 million additional revenue recognized following our client’s approval of a rate increase applied for in May 2007, along with the effect of an additional $1.4 million from rate increases taking effect from April 1, 2008 and September 1, 2008.
     Raw and auxiliary materials and other external costs

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2008 at	2008-2009	2008-2009
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2009 as	2008 as	exchange	exchange	exchange
(Dollars in thousands)	reported	reported	rates	rates	rates
United Kingdom	$19,680	$18,161	$15,290	$4,390	28.7%
South Africa(1)	6,079	6,017	4,952	1,127	22.8
Indonesia	4,593	4,300	3,844	749	19.5
China(2)	6,417	2,340	2,537	3,880	152.9
Chile(3)	4,474	2,799	2,525	1,949	77.2
Panama	9	38	38	(29)	(76.3)
The Philippines	789	844	809	(20)	(2.5)
Holding companies	—	—	—	—	n/a

Total continuing operations	$42,041	$34,499	$29,995	$12,046	40.2%

Discontinued operations—Mexico	—	689	620	(620)	n/a
Exchange rate effect			4,573

Total	$42,041	$35,188	$35,188

(1)	Includes results of operations of Siza Water from May 3, 2007.

(2)	Includes our share of results from Yancheng from April 29, 2008 and results of operations from Zhumadian from July 23, 2008.

(3)	Includes results of operations from Servicomunal and Servilampa from June 27, 2008.
Our raw and auxiliary materials and other external costs from continuing operations increased by $12.0 million at constant exchange rates, in large part due to the recent acquisitions.
•	United Kingdom. The $4.4 million increase was primarily due to the increased electricity prices ($2.8 million) incurred by our regulated business along with volume related increases in material costs incurred by our non-regulated business and general cost inflation.

•	China. The $3.9 million increase is primarily due to the inclusion of $3.2 million with respect to our share of results of Yancheng from April 29, 2008 and the inclusion of results from Zhumadian from July 23, 2008. The remainder of the increase originates from our pre-existing operations in China and most notably relates to the cost of electricity.

•	Chile. Of the $1.9 million increase $1.1 million is attributable to our acquisition of Servicomunal and Servilampa, which we acquired on June 27, 2008 and which we consolidate with a three-month lag due to having non-coterminous year ends. Of the remainder, $0.3 million is a reflection of increased prices paid for electricity by our pre-existing Chilean operations.

•	South Africa. The $1.1 million increase is due mainly to a $0.2 million increase in bulk and raw water, a $0.2 million increase in the cost of fuel and power and a $0.1 million increase in the cost of chemicals together with the effects of general cost inflation.

•	Indonesia. The $0.7 million increase is due largely to increased fuel, power and maintenance costs.
     Staff costs

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2008 at	2008-2009	2008-2009
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2009 as	2008 as	exchange	exchange	exchange
(Dollars in thousands)	reported	reported	rates	rates	rates
United Kingdom	$15,812	$17,835	$15,016	$796	5.3%
South Africa (1)	5,297	5,473	4,504	793	17.6
Indonesia	1,459	1,428	1,276	183	14.3
China(2)	5,691	2,585	2,693	2,998	111.3
Chile(3)	1,734	1,455	1,313	421	32.1
Panama(4)	—	—	—	—	n/a
The Philippines	328	323	309	19	6.1
Holding companies	3,414	4,576	3,852	(438)	(11.4)

Total continuing operations	$33,735	$33,675	$28,963	$4,772	16.5%

Discontinued operations—Mexico	—	673	606	(606)	n/a
Exchange rate effect			4,779

Total	$33,735	$34,348	$34,348

(1)	Includes results of operations of Siza Water from May 3, 2007.

(2)	Includes our share of results from Yancheng from April 29, 2008 and results of operations from Zhumadian from July 23, 2008.

(3)	Includes results of operations from Servicomunal and Servilampa from June 27, 2008.

(4)	Biwater incurs these staff costs, which are recharged to us and reported within other operating charges.

Our staff costs from continuing operations increased by $4.8 million from fiscal year 2008 to fiscal year 2009 at constant exchange rates primarily due to the recent acquisitions.
•	China. The $3.0 million increase was primarily due to the inclusion of $2.4 million related to our share of staff costs incurred by the Yancheng joint venture and staff costs of the Zhumadian subsidiary from their dates of acquisition.

•	United Kingdom. The $0.8 million increase was primarily due to an annual salary review of 4.5% with effect from April 1, 2008, together with additional pension costs and the effect of increased activity in our non-regulated businesses.

•	South Africa. The $0.8 million increase was due to annual salary review increases of 8% and 11.5% in our Nelspruit and Siza Water subsidiaries respectively, combined with increases staff numbers in our Nelspruit subsidiary, which was partly offset by a one-time reduction of $0.2 million in expatriate costs related to payroll taxes.

•	Chile. The $0.4 million increase in staff costs is due to the contribution of Servicomunal and Servilampa, which we acquired on June 27, 2008 and which we consolidate with a three-month lag due to having non-coterminous year ends.

•	Holding companies. The $0.4 million decrease represents a $0.3 million reduction in staff bonuses due to bonuses in connection with our initial public offering in the year ended March 31, 2008 and a $0.1 million reduction in contract staff.
     Depreciation and amortization of intangible and tangible fixed assets and negative goodwill

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2008 at	2008-2009	2008-2009
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2009 as	2008 as	exchange	exchange	exchange
(Dollars in thousands)	reported	reported	rates	rates	rates
United Kingdom	$13,534	$15,672	$13,195	$339	2.6%
South Africa(1)	1,311	1,247	1,026	285	27.8
Indonesia	877	883	789	88	11.2
China(2)	3,464	1,451	1,571	1,893	120.5
Chile(3)	2,342	2,096	1,891	451	23.8
Panama	833	833	833	—	n/a
The Philippines	247	219	210	37	17.6
Holding companies	360	339	330	30	9.1

Total continuing operations	$22,968	$22,740	$19,845	$3,123	15.7%

Discontinued operations—Mexico	—	46	42	(42)	n/a
Exchange rate effect			2,899

Total	$22,968	$22,786	$22,786

(1)	Includes results of operations of Siza Water from May 3, 2007.

(2)	Includes our share of results from Yancheng from April 29, 2008 and results of operations from Zhumadian from July 23, 2008.

(3)	Includes results of operations from Servicomunal and Servilampa from June 27, 2008.
Our depreciation and amortization of intangible and tangible fixed assets and negative goodwill from continuing operations increased by $3.1 million from fiscal year 2008 to fiscal year 2009 at constant exchange rates, partly due to the recent acquisitions.
•	China. The $1.9 million arises from the inclusion of depreciation and amortization of $2.7 million from our Yancheng joint venture and Zhumadian along with a negligible amount of acquisition goodwill amortization in respect of Zhumadian. These amounts are offset in part by some reductions in depreciation charges related to our pre-existing operations in China as a result of some adjustments to useful asset lives.

•	Chile. The $0.5 million increase is a result of our acquisitions of Servicomunal and Servilampa on June 27, 2008. We consolidate these subsidiaries with a three-month lag due to their having non-coterminous year ends.

•	United Kingdom. The $0.3 million increase resulted from higher depreciation charges due to additions to tangible fixed assets.

•	South Africa. The $0.3 million increase resulted from higher depreciation charges related to an increase in completed infrastructure.
     (Profit)/loss on disposal of intangible and tangible fixed assets

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2008 at	2008-2009	2008-2009
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2009 as	2008 as	exchange	exchange	exchange
(Dollars in thousands)	reported	reported	rates	rates	rates
United Kingdom	$(742)	$(671)	$(565)	$(177)	31.3%
South Africa(1)	(7)	(32)	(26)	19	(73.1)
Indonesia	(13)	—	—	(13)	n/a
China(2)	83	(36)	(39)	122	(312.8)
Chile(3)	(9)	(10)	(9)	—	n/a
Others	—	—	—	—	n/a

Total continuing operations	$(688)	$(749)	$(639)	$(49)	7.7%

Discontinued operations — Mexico	—	—	—	—	n/a
Exchange rate effect			(110)

Total	$(688)	$(749)	$(749)

(1)	Includes results of operations of Siza Water from May 3, 2007.

(2)	Includes our share of results from Yancheng from April 29, 2008 and results of operations from Zhumadian from July 23, 2008.

(3)	Includes results of operations from Servicomunal and Servilampa from June 27, 2008.
Our profit on disposal of intangible and tangible fixed assets from continuing operations decreased by less than $0.1 million compared with the prior period.
•	United Kingdom. From time to time our United Kingdom based subsidiary has opportunities to realize value through disposal of land and buildings that are no longer integral to its business. Such disposals can usually be expected to give rise to a gain on sale.

•	China. The $0.1 million loss resulted from the scrapping of certain assets no longer required in the business.

     Other operating charges and incremental offering-related costs

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2008 at	2008-2009	2008-2009
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2009 as	2008 as	exchange	exchange	exchange
(Dollars in thousands)	reported	reported	rates	rates	rates
United Kingdom	$11,493	$11,900	$10,019	$1,474	14.7%
South Africa(1)	1,924	3,033	2,496	(572)	(22.9)
Indonesia	1,471	1,495	1,337	134	10.0
China(2)	2,779	3,246	3,396	(617)	(18.2)
Chile(3)	1,625	1,300	1,173	452	38.5
Panama	5,307	4,226	4,226	1,081	25.6
The Philippines	325	313	300	25	8.3
Holding companies	3,639	2,314	1,961	1,678	85.6

Total continuing operations	$28,563	$27,827	$24,908	$3,655	14.7%

Discontinued operations—Mexico	—	1,000	900	(902)	n/a
Exchange rate effect			3,019

Total	$28,563	$28,827	$28,827

(1)	Includes results of operations of Siza Water from May 3, 2007.

(2)	Includes our share of results from Yancheng from April 29, 2008 and results of operations from Zhumadian from July 23, 2008.

(3)	Includes results of operations from Servicomunal and Servilampa from June 27, 2008.
Our other operating charges from continuing operations and incremental offering-related costs increased by $3.7 million from fiscal year 2008 to fiscal year 2009 at constant exchange rates.
•	United Kingdom. The $1.5 million increase was due to increased management fees of $0.3 million, bad debt charges of $0.2 million incurred in our non-regulated business, an additional $0.2 million of compliance costs, including work in preparation for Sarbanes-Oxley Section 404 compliance, and $0.3 million of regulatory costs, together with the effects of general cost inflation.

•	Holding companies. The $1.7 million increase consists of $1.0 million of professional advisors fees, a $0.3 million increase in compliance costs and $0.4 million of additional insurance costs.

•	Panama. The $1.1 million increase reflects the higher costs of operation and maintenance of our water treatment plant, the principal reason for which is higher unit electricity prices, together with increased legal fees.

•	South Africa. The $0.6 million reduction is mainly due to reduced provisions for bad and doubtful debts together with $0.3 million from the recovery of the previously fully provided balance on a loan advanced to the former minority shareholder in our Nelspruit project.

•	China. The $0.6 million decrease is due to $0.4 million in connection the appointment of a new expatriate managing director together with professional fees of approximately $0.9 million related to post-acquisition integration projects incurred during the year ended March 31, 2008. This was partly offset by $0.7 million of other operating charges from our share of results in Yancheng from April 29, 2008 and from Zhumadian from July 23, 2008.

•	Chile. The $0.5 million increase was primarily due to the inclusion of results of operations from our acquisitions of Servicomunal and Servilampa on June 27, 2008. We consolidate these subsidiaries with a three month lag due to their having non-coterminous year ends.

     (Loss)/Gain on disposal/ termination of subsidiary

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2008 at	2008-2009	2008-2009
	March 31,	March 31,	constant	at constant	at constant
	2009 as	2008 as	exchange	exchange	exchange
(Dollars in thousands)	reported	reported	rates	rates	rates
Discontinued operations — Belize	$203	$1,295	$1,295	$(1,092)	(84.3)%
Discontinued operations — Mexico	(271)	396	357	(628)	n/a

Total continuing operations	$(68)	$1,691	$1,652	$(1,720)	n/a	%

Exchange rate effect			39

Total	$(68)	$1,691	$1,691

•	Belize. This gain arose from the receipt of principal and accrued interest due under the promissory notes issued by the Government of Belize to secure the deferred consideration payable in connection with the sale of our interest in Belize Water Services in October 2005. The receipt of these funds enabled us to release $0.2 million to income, which amount was originally provided in the consolidated accounts for the year ended March 31, 2006 against the face value of the then remaining three promissory notes. The disposal of our business in Belize and this gain is described in Note 22 “Disposal of subsidiaries” to our consolidated financial statements.

•	Mexico. The loss on disposal in the year ended March 31, 2009 represents additional legal and professional costs in connection with the early termination of our operations in Mexico in January 2008.

     Interest (expense)/income and exchange rate results

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2008 at	2008-2009	2008-2009
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2009 as	2008 as	exchange	exchange	exchange
(Dollars in thousands)	reported	reported	rates	rates	rates
United Kingdom	$(9,731)	$(8,870)	$(7,468)	$(2,263)	(30.3)%
South Africa(1)	(115)	(1,528)	(1,258)	1,143	90.9
Indonesia	14	(55)	(49)	63	128.6
China(2)	301	893	904	(603)	66.7
Chile(3)	(1,785)	(1,097)	(989)	(796)	(80.5)
Panama	(526)	(851)	(851)	325	38.2
The Philippines	37	28	27	10	(37.0)
Holding companies	8,201	(8,113)	(8,211)	16,412	n/a

Total continuing operations	$(3,604)	$(19,593)	$(17,895)	$14,291	79.9%

Discontinued operations—Mexico	11	(91)	(82)	88	n/a
Exchange rate effect			(1,707)

Total	$(3,593)	$(19,684)	$(19,684)

(1)	Includes results of operations of Siza Water from May 3, 2007.

(2)	Includes our share of results from Yancheng from April 29, 2008 and results of operations from Zhumadian from July 23, 2008.

(3)	Includes results of operations from Servicomunal and Servilampa from June 27, 2008.
Our interest (expense)/income and exchange rate results from continuing operations changed by $14.3 million from fiscal year 2008 to fiscal year 2009 at constant exchange rates.
•	Holding companies. The $16.4 million change is primarily the result of a movement from an exchange loss of $2.3 million in the year ended March 31, 2008 to an exchange gain of $10.0 million in the year ended March 31, 2009. Additionally $5.9 million of interest charges were incurred on borrowings for the year ended March 31, 2008. These borrowings were repaid in February 2008 out of the proceeds of our initial public offering. Offsetting these reductions are the interest costs of $1.9 million that we incurred during the year ended March 31, 2009 on our revolving loan facility, together with $0.5 million from the amortization of arrangement fees.

•	United Kingdom. Our U.K. subsidiary incurred $2.3 million of additional net interest costs during the year ended March 31, 2009, of which $2.1 million is due to the indexation of its long-term debt facility by reference to the U.K. retail price index.

•	South Africa. The $1.1 million change is primarily due to the recognition of $0.7 million of accrued interest income due under the terms of a loan advanced to the former minority shareholder in our Nelspruit project company. Additionally interest expenses incurred on our South African bank borrowing decreased as a result of principal repayments made since March 31, 2008.

•	Chile. The increased net expense of $0.8 million is largely due to the $0.2 million in respect of currency conversion losses on the Unidades de Fomento (UF), together with $0.2 million in respect of costs associated with the financing of our acquisitions of Servicomunal and Servilampa and a further $0.3 million of net interest expense from Servicomunal and Servilampa since the date of their acquisition.

•	China. A reduced amount of interest income from cash deposits is the principal reason for the lower net interest income earned by our Chinese operations during the year ended March 31, 2009 compared to the previous year as surplus cash was used for new investments.

•	Panama. The $0.3 million change is a reflection of principal repayments made since March 31, 2008 and the effect of lower variable interest rates being applied to the principal balances outstanding during the year.

     Taxation

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2008 at	2008-2009	2008-2009
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2009 as	2008 as	exchange	exchange	exchange
(Dollars in thousands)	reported	reported	rates	rates	rates
Operating companies	$(12,979)	$(7,964)	$(6,924)	$(6,055)	87.4%
Holding companies	(1,253)	(1,395)	(1,376)	123	(8.9)

Total continuing operations	$(14,232)	$(9,359)	$(8,300)	$(5,932)	71.5%

Discontinued operations—Belize	(69)	—	—	(69)	n/a
Discontinued operations—Mexico	38	(357)	(322)	360	n/a
Exchange rate effect			1,094

Total	$(14,263)	$(9,716)	$(9,716)

The overall effective tax rates for fiscal years 2008 and 2009 were 43.7% and 43.1%, respectively. The change in effective tax rates was significantly influenced by:
•	United Kingdom. The U.K. subsidiary’s effective tax rate was 59.2% for fiscal year 2009 compared to 20.3% in the prior period. The increase is due primarily to a change in the system of tax allowances for industrial buildings which has generated a one-time deferred tax charge to the statement of income of $4.1 million in the year ended March 31, 2009. During the year ended March 31, 2008 the statement of income received a benefit of $2.2 million arising on the change to the standard rate of income tax in the United Kingdom from 30% to 28%.

•	Chile. In the year ended March 31, 2009 a one-time adjustment in the form of a $0.3 million charge was made to the deferred tax position of our Santiago-based regulated operations with respect to its water rights portfolio.

•	Holding companies. Cascal N.V. generated a pre-tax profit of approximately $9.2 million in fiscal year 2009 due to exchange rate results. This amount has been set-off in full against tax losses carried forward from fiscal year 2008, thereby benefiting our consolidated tax charge and overall effective tax rate.

Minority interest

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2008 at	2008-2009	2008-2009
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2009 as	2008 as	exchange	exchange	exchange
(Dollars in thousands)	reported	reported	rates	rates	rates
South Africa(1)	$(420)	$(454)	$(373)	$(47)	12.6%
China(2)	(592)	(491)	(528)	(64)	12.1

Total continuing operations	$(1,012)	$(945)	$(901)	$(111)	12.3%

Exchange rate effect			(44)

Total	$(1,012)	$(945)	$(945)

(1)	Includes results of operations of Siza Water from May 3, 2007.

(2)	Includes results of operations from Zhumadian from July 23, 2008.
Minority interests increased by $0.1 million reflecting the increased profits in Siza Water, South Africa and the inclusion of 12 months of minority share of the results of Siza Water compared to 11 months in the prior period together with the inclusion of the 49% minority shareholding in our Chinese project in Zhumadian, which we acquired on July 23, 2008. These effects were partially offset by the purchase of the 10% minority interest in our Nelspruit subsidiary in South Africa in August 2008.
Net profit

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2008 at	2008-2009	2008-2009
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2009 as	2008 as	exchange	exchange	exchange
(Dollars in thousands)	reported	reported	rates	rates	rates
United Kingdom	$5,762	$18,351	$15,451	$(9,689)	(62.7)%
South Africa(1)	3,724	2,702	2,224	1,500	67.4

Indonesia	3,180	2,211	1,976	1,204	60.9
China(2)	1,267	191	370	897	242.4
Chile(3)	(974)	(1,378)	(1,243)	269	21.6
Panama	3,716	2,762	2,762	954	34.5
The Philippines	1,149	1,083	1,038	111	10.7
Holding companies	105	(16,034)	(15,158)	15,053	99.3

Total continuing operations	$17,929	$9,888	$7,420	$10,509	141.6%

Discontinued operations—Belize	134	1,295	1,295	(1,161)	(89.7)
Discontinued operations—Mexico	(222)	405	365	(587)	n/a
Exchange rate effect			2,508

Total	$17,841	$11,588	$11,588

(1)	Includes results of operations of Siza Water from May 3, 2007.

(2)	Includes our share of results from Yancheng from April 29, 2008 and results of operations from Zhumadian from July 23, 2008.

(3)	Includes results of operations from Servicomunal and Servilampa from June 27, 2008.
For the reasons set forth above, our net profit from continuing operations at constant exchange rates increased by $10.5 million.

Fiscal year 2007 compared to fiscal year 2008
Revenue

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2007 at	2007-2008	2007-2008
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2008 as	2007 as	exchange	exchange	exchange
(Dollars in thousands)	reported	reported	rates	rates	rates
United Kingdom(1)	$94,791	$75,705	$80,418	$14,373	17.9%
South Africa(2)	21,673	13,766	13,474	8,199	60.9
Indonesia	11,356	11,062	10,980	376	3.4
China(3)	10,023	2,924	3,100	6,923	223.3
Chile	7,593	6,393	6,802	791	11.6
Panama(4)	8,780	6,165	6,165	2,615	42.4
The Philippines	2,861	2,359	2,681	180	6.7
Holding companies	700	193	435	265	60.9

Total continuing operations	$157,777	$118,567	$124,055	$33,722	27.1%

Discontinued operations-Mexico	2,865	3,136	3,171	(306)	(9.6)%
Exchange rate effect			(5,523)

Total	$160,642	$121,703	$121,703

(1)	Includes results of operations of Pre-Heat Limited from February 1, 2007.

(2)	Includes results of operations of Siza Water from May 3, 2007.

(3)	Represents results of operations of our first four Chinese projects from November 15, 2006.

(4)	Represents results of operations from June 26, 2006.
Our revenue from continuing operations increased by $33.7 million from fiscal year 2007 to fiscal year 2008 at constant exchange rates due primarily to our recent acquisitions.
•	United Kingdom. The $14.4 million increase was primarily due to inclusion of $8.5 million additional revenue from the non-regulated business we acquired on February 1, 2007 compared with the amount reported in fiscal year 2007. Our revenue also improved by $4.2 million due to the effect of our scheduled rate increase of 5.47% (1.6% plus inflation), modest volume gains compared with the same period of fiscal year 2007 and an increase in revenue from our existing non-regulated activities of $1.7 million.

•	South Africa. The $8.2 million increase resulted principally from the inclusion of 11 months of revenue (amounting to $5.9 million) from the subsidiary we acquired in May 2007. An additional $2.3 million arose from a rate increase of 7.75% implemented by our Nelspruit subsidiary with effect from August 2007, together with the full 12 months’ effect of the 7.5% rate increase in July 2006 and higher volumes supplied by the business as a result of new connections to the network.

•	China. The $6.9 million increase principally reflects the inclusion of only four and a half months of revenue in fiscal year 2007, following our acquisition of The China Water Company Limited on November 15, 2006, compared with a full year’s revenue for fiscal year 2008. In addition, all four of our mainland Chinese operations owned during these periods have increased their revenues in fiscal year 2008 compared with the previous period through a combination of volume growth and in some cases an inflation based rate increase as well.

•	Panama. The $2.6 million increase resulted from the inclusion of 12 months of results during the year ended March 31, 2008 compared with only nine months during the prior period, along with the effect of our 36% rate increase that became effective from September 1, 2006.

•	Chile. The $0.8 million increase reflects volume and rate driven growth achieved by our concessions in Santiago as well as our waste water collection and treatment operation in Antofagasta.

Raw and auxiliary materials and other external costs

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2007 at	2007-2008	2007-2008
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2008 as	2007 as	exchange	exchange	exchange
(Dollars in thousands)	reported	reported	rates	rates	rates
United Kingdom(1)	$18,161	$12,769	$13,564	$4,597	33.9%
South Africa(2)	6,017	2,508	2,455	3,562	145.1
Indonesia	4,300	4,249	4,218	82	1.9
China(3)	2,340	803	851	1,489	175.0
Chile	2,799	2,017	2,146	653	30.4
Panama(4)	38	—	—	38	n/a
The Philippines	844	774	880	(36)	(4.1)
Holding companies	—	—	—	—	n/a

Total continuing operations	$34,499	$23,120	$24,114	$10,385	43.1%

Discontinued operations—Mexico	689	701	709	(20)	(2.8)%
Exchange rate effect			(1,002)

Total	$35,188	$23,821	$23,821

(1)	Includes results of operations of Pre-Heat Limited from February 1, 2007.

(2)	Includes results of operations of Siza Water from May 3, 2007.

(3)	Represents results of operations of our first four Chinese projects from November 15, 2006.

(4)	Biwater incurs these raw and auxiliary materials and other external costs, which are recharged to us and reported within other operating charges.
Our raw and auxiliary materials and other external costs from continuing operations increased by $10.4 million at constant exchange rates, in large part due to the recent acquisitions.
•	United Kingdom. The $4.6 million increase was primarily due to the inclusion of $3.1 million of costs from the non-regulated business that we acquired on February 1, 2007. Most of the remaining $1.5 million increase was due to greater use of sub-contracted materials and labor by our existing non-regulated business to support its higher level of activity in the year ended March 31, 2008 and the increased price of electricity and general cost inflation in the regulated business.

•	South Africa. The $3.6 million increase was primarily due to the inclusion of 11 months of costs amounting to $3.0 million, from the subsidiary we acquired in May 2007. The balance of the overall increase, amounting to $0.6 million, is comprised of higher fuel, chemicals and power costs in the year ended March 31, 2008, increases in charges for raw and bulk water supplied to us and increased costs related to maintenance of the network and meter repairs and replacement.

•	China. The $1.5 million increase primarily reflects the inclusion of only four and a half months of costs in fiscal year 2007, following our acquisition of The China Water Company Limited on November 15, 2006, compared with a full year’s costs in fiscal year 2008 together with some power cost increases due to higher production volumes in fiscal year 2008, notably in Yanjiao.

•	Chile. The $0.7 million increase was primarily due to higher costs of purchasing fuel and electricity during the year ended March 31, 2008.

Staff costs

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2007 at	2007-2008	2007-2008
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2008 as	2007 as	exchange	exchange	exchange
(Dollars in thousands)	reported	reported	rates	rates	rates
United Kingdom(1)	$17,835	$12,267	$13,030	$4,805	36.9%
South Africa (2)	5,473	3,686	3,608	1,865	51.7
Indonesia	1,428	1,243	1,234	194	15.7
China(3)	2,585	907	961	1,624	169.0
Chile	1,455	1,461	1,555	(100)	(6.4)
Panama(4)	—	—	—	—	n/a
The Philippines	323	268	304	19	6.3
Holding companies	4,576	3,939	4,183	393	9.4

Total continuing operations	$33,675	$23,771	$24,875	$8,800	35.4%

Discontinued operations—Mexico	673	660	668	5	0.7%
Exchange rate effect			(1,112)

Total	$34,348	$24,431	$24,431

(1)	Includes results of operations of Pre-Heat Limited from February 1, 2007.

(2)	Includes results of operations of Siza Water from May 3, 2007.

(3)	Represents results of operations of our first four Chinese projects from November 15, 2006.

(4)	Biwater incurs these staff costs, which are recharged to us and reported within other operating charges.
Our staff costs from continuing operations increased by $8.8 million from fiscal year 2007 to fiscal year 2008 at constant exchange rates primarily due to the recent acquisitions.
•	United Kingdom. The $4.8 million increase was primarily due to the inclusion of $3.7 million of additional costs from the non-regulated business we acquired in February 2007, with the balance due to salary rate increases along with $0.2 million of payments in connection with early retirement arrangements.

•	South Africa. The $1.9 million increase was due to the inclusion of 11 months of costs from our recently acquired subsidiary amounting to $1.0 million, combined with the effect of the Nelspruit business’s annual salary increase of approximately 6%, the addition of one expatriate staff member to the Nelspruit senior management team in August 2007 and some additional costs relating to taxes and social security.

•	China. The $1.6 million increase reflects the inclusion of only four and a half months’ costs in fiscal year 2007, following our acquisition of The China Water Company Limited on November 15, 2006, compared with a full year’s costs in fiscal year 2008 along with the effect of salary rate increases.

•	Holding companies. The increase of $0.4 million for the year ended March 31, 2008 compared with the year ended March 31, 2007 results from a combination of headcount and salary rate increases. In May 2007, we appointed a Financial Controller and Head of Financial Reporting in preparation for the initial public offering.

Depreciation and amortization of intangible and tangible fixed assets and negative goodwill

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2007 at	2007-2008	2007-2008
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2008 as	2007 as	exchange	exchange	exchange
(Dollars in thousands)	reported	reported	rates	rates	rates
United Kingdom(1)	$15,672	$12,590	$13,373	$2,299	17.2%
South Africa(2)	1,247	801	784	463	59.1
Indonesia	883	860	854	29	3.4
China(3)	1,451	456	483	968	200.4
Chile	2,096	2,101	2,236	(140)	(6.4)
Panama(4)	833	625	625	208	33.3
The Philippines	219	171	194	25	12.9
Holding companies	339	328	330	9	2.7

Total continuing operations	$22,740	$17,932	$18,879	$3,861	19.3%

Discontinued operations—Mexico	46	48	48	(2)	(4.2)%
Exchange rate effect			(947)

Total	$22,786	$17,980	$17,980

(1)	Includes results of operations of Pre-Heat Limited from February 1, 2007.

(2)	Includes results of operations of Siza Water from May 3, 2007.

(3)	Represents results of operations of our first four Chinese projects from November 15, 2006.

(4)	Represents results of operations from June 26, 2006.
Our depreciation and amortization of intangible and tangible fixed assets and negative goodwill from continuing operations increased by $3.9 million from fiscal year 2007 to fiscal year 2008 at constant exchange rates, partly due to the recent acquisitions.
•	United Kingdom. The $2.3 million increase resulted from incremental depreciation arising from the continuation of capital investment in infrastructure and plant and equipment in line with our most recent regulatory review together with $0.5 million of amortization of intangible assets recognized on acquisition of the non-regulated business we purchased in February 2007.

•	China. The $1.0 million increase reflects the inclusion of only four and a half months of costs in fiscal year 2007, following our acquisition of The China Water Company Limited on November 15, 2006, compared with a full year’s charge in fiscal year 2008.

•	South Africa. The $0.5 million increase was almost entirely due to the acquisition of Siza Water on May 3, 2007.

•	Panama. The $0.2 million increase resulted from the inclusion of a full year’s depreciation during the 12 months ended March 31, 2008 compared with only nine months during the prior period.

•	Chile. The $0.1 million decrease resulted from our review of the useful lives of certain non-current assets and the related adjustment to our depreciation charges in accordance with Dutch GAAP.

(Profit)/loss on disposal of intangible and tangible fixed assets

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2007 at	2007-2008	2007-2008
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2008 as	2007 as	exchange	exchange	exchange
(Dollars in thousands)	reported	reported	rates	rates	rates
United Kingdom(1)	$(671)	$(981)	$(1,042)	$371	(35.6)%
South Africa(2)	(32)	—	—	(32)	n/a
Indonesia	—	(9)	(9)	9	n/a
China(3)	(36)	3	4	(40)	n/a
Chile	(10)	(2)	(2)	(8)	400.0
Others	—	—	—	—	n/a

Total continuing operations	$(749)	$(989)	$(1,049)	$300	(28.6)%

Discontinued operations — Mexico	—	—	—	—	n/a %
Exchange rate effect			60

Total	$(749)	$(989)	$(989)

(1)	Includes results of operations of Pre-Heat Limited from February 1, 2007.

(2)	Includes results of operations of Siza Water from May 3, 2007.

(3)	Represents results of operations of our first four Chinese projects from November 15, 2006.
Our profit on disposal of intangible and tangible fixed assets from continuing operations decreased by $0.3 million compared with the prior period.
•	United Kingdom. From time to time our United Kingdom based subsidiary has opportunities to realize value through disposal of land and buildings that are no longer integral to its business. Such disposals can usually be expected to give rise to a gain on sale.

     Other operating charges and incremental offering-related costs

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2007 at	2007-2008	2007-2008
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2008 as	2007 as	exchange	exchange	exchange
(Dollars in thousands)	reported	reported	rates	rates	rates
United Kingdom(1)	$11,900	$9,796	$10,406	$1,494	14.4%
South Africa(2)	3,033	3,015	2,951	82	2.8
Indonesia	1,495	1,204	1,195	300	25.1
China(3)	3,246	437	464	2,782	599.6
Chile	1,300	1,304	1,388	(88)	(6.3)
Panama(4)	4,226	2,469	2,469	1,757	71.2
The Philippines	313	231	263	50	19.0
Holding companies	2,314	541	591	1,031	174.5

Total continuing operations	$27,827	$18,997	$19,727	$7,408	37.6%

Discontinued operations—Mexico	1,000	1,258	1,272	(272)	(21.4)%
Exchange rate effect			(744)

Total	$28,827	$20,255	$20,255

(1)	Includes results of operations of Pre-Heat Limited from February 1, 2007.

(2)	Includes results of operations of Siza Water from May 3, 2007.

(3)	Represents results of operations of our first four Chinese projects from November 15, 2006.

(4)	Represents results of operations from June 26, 2006, and includes the direct and overhead costs relating to the project.
Our other operating charges from continuing operations and incremental offering-related costs increased by $7.4 million from fiscal year 2007 to fiscal year 2008 at constant exchange rates due to the recent acquisitions.
•	China. The $2.8 million increase reflects the inclusion of only four and a half months of costs in fiscal year 2007, following our acquisition of The China Water Company Limited on November 15, 2006, compared with a full year’s charge in fiscal year 2008. The overall increase also includes the effect of management charges levied by Cascal, the reinforcement of business development activities and increased professional fees arising mainly from post-acquisition integration projects.

•	Panama. The $1.8 million increase was primarily due to the inclusion of 12 months of costs during the year ended March 31, 2008, compared with only nine months during the prior period. In addition, the year ended March 31, 2008 includes approximately $0.9 million of additional costs relating to our operation and maintenance sub-contract and management support arrangements with Biwater.

•	United Kingdom. The $1.5 million increase was partly attributable to the inclusion of an additional $0.7 million costs from the non-regulated business we acquired in February 2007. The rest of the increase resulted from a $0.2 million increase in recruitment and marketing costs incurred by our existing non-regulated business and an increase in insurance costs of $0.2 million for our regulated water operation and an increase of $0.4 million for higher professional fees and general cost inflation.

•	Holding companies. The $1.0 million increase resulted essentially from the effect of a $1.2 million release of provisions for bad and doubtful debts in the year ended March 31, 2007 that were recovered from our joint venture in the Philippines.

     Gain on disposal/ termination of subsidiary

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2007 at	2007-2008	2007-2008
	March 31,	March 31,	constant	at constant	at constant
	2008 as	2007 as	exchange	exchange	exchange
(Dollars in thousands)	reported	reported	rates	rates	rates
Discontinued operations — Belize	$1,295	—	—	$1,295	n/a	%
Discontinued operations — Mexico	396	—	—	396	n/a

Total	$1,691	—	—	$1,691	n/a	%

•	Belize. This gain arose from the receipt of principal and accrued interest due under the promissory notes issued by the Government of Belize to secure the deferred consideration payable in connection with the sale of our interest in Belize Water Services in October 2005. The receipt of these funds enabled us to release $1.3 million to income, which amount was originally provided in the consolidated accounts for the year ended March 31, 2006 against the face value of the then remaining three promissory notes. The disposal of our business in Belize and this gain is described in Note 22 “Disposal of subsidiaries” to our consolidated financial statements.

•	Mexico. This gain arose from the early termination of our operation and maintenance contract in the city of Puerto Vallarta on January 8, 2008. On early termination we received compensation from our client of $1.0 million and incurred closure costs of $0.6 million before tax. The early termination of our operation and maintenance contract in Mexico and this resultant gain is described in Note 22 “Disposal of subsidiaries” to our consolidated financial statements.

     Interest (expense)/income and exchange rate results

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2007 at	2007-2008	2007-2008
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2008 as	2007 as	exchange	exchange	exchange
(Dollars in thousands)	reported	reported	rates	rates	rates
United Kingdom(1)	$(8,870)	$(7,321)	$(7,777)	$(1,093)	14.1%
South Africa(2)	(1,528)	(1,547)	(1,514)	(14)	0.9
Indonesia	(55)	(119)	(118)	63	n/a
China(3)	893	90	96	797	830.2
Chile	(1,097)	(1,188)	(1,264)	167	n/a
Panama(4)	(851)	(756)	(756)	(95)	12.6
The Philippines	28	(200)	(227)	255	n/a
Holding companies	(8,113)	(9,465)	(9,435)	1,322	n/a

Total continuing operations	$(19,593)	$(20,506)	$(20,995)	$1,402	n/a	%

Discontinued operations—Mexico	(91)	14	14	(105)	n/a	%

Exchange rate effect			489

Total	$(19,684)	$(20,492)	$(20,492)

(1)	Includes results of operations of Pre-Heat Limited from February 1, 2007.

(2)	Includes results of operations of Siza Water from May 3, 2007.

(3)	Represents results of operations of our first four Chinese projects from November 15, 2006.

(4)	Represents results of operations from June 26, 2006.
Our interest (expense)/income and exchange rate results from continuing operations changed by $1.4 million from fiscal year 2007 to fiscal year 2008 at constant exchange rates.
•	Holding companies. The $1.3 million change essentially arises from borrowings in June 2006 in connection with Biwater’s interest in us. The overall decrease consists of a $4.1 million reduction in foreign exchange losses incurred in connection with retranslating monetary liabilities into our reporting currency offset in part by additional interest expense of $1.7 million due to increased LIBOR rates in fiscal year 2008 compared with fiscal year 2007. The remaining difference of $1.1 million can be attributed to interest incurred on our new revolving credit facility, lower interest income in fiscal year 2008 as a result of smaller cash balances on hand during that period, less interest income earned in fiscal year 2008 on the deferred consideration receivable in connection with the sale of our shares in Belize Water Services Limited and increased facility arrangement fees.

•	United Kingdom. The $1.1 million change is primarily due to the inflation indexation applied to our U.K. project company’s long term debt instrument together with lower interest income as a consequence of holding smaller average cash balances during the year ended March 31, 2008, following the acquisition of a non-regulated business in February 2007.

•	China. The overall change of $0.8 million is mainly the result of interest earned on cash deposits and a short term loan made to Cascal N.V. which was repaid before the end of fiscal year 2008.

•	Chile. The $0.2 million change is primarily due to favorable foreign exchange rate movements during fiscal year 2008 together with lower interest charges resulting from our repayments of principal during the period.

•	The Philippines. The $0.3 million change is mainly the result of interest earned on cash deposits.

     Taxation

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2007 at	2007-2008	2007-2008
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2008 as	2007 as	exchange	exchange	exchange
(Dollars in thousands)	reported	reported	rates	rates	rates
Operating companies	$(7,964)	$(7,642)	$(8,003)	$39	n/a	%
Holding companies	(1,395)	836	850	(2,245)	n/a

Total continuing operations	$(9,359)	$(6,806)	$(7,153)	$(2,206)	30.8%

Discontinued operations—Mexico	(357)	(138)	(139)	218	n/a	%
Exchange rate effect			348

Total	$(9,716)	$(6,944)	$(6,944)

The overall effective tax rates for fiscal years 2007 and 2008 were 43.7% and 42.9%, respectively. The change in effective tax rates was significantly influenced by:
•	Holding companies. Cascal N.V. incurred taxable losses of approximately $11.6 million in fiscal year 2008 that it was unable to utilize during the period due to the absence of any other income taxable in The Netherlands. This amount was similar to the $11.5 million amount for fiscal year 2007. However, during fiscal year 2007 we were able to offset a portion of these losses against deferred tax liabilities recognized in earlier years up to the full amount of those liabilities, which was $1.7 million. The amount of deferred tax asset not recognized in the current year is $3.7 million.

•	United Kingdom. The U.K. subsidiary’s effective tax rate was 20.3% for fiscal year 2008 compared to 29.7% in the prior period. The reduction is due primarily to the recognition in the year ended March 31, 2008 of a deferred tax credit of $2.2 million arising from the adjustment of the tax rate used to compute the March 31, 2007 deferred tax liability in accordance with the change enacted during fiscal year 2008 that reduces the standard rate of income tax in the United Kingdom from 30% to 28% with effect from April 1, 2009.

•	Chile. Our Chilean operations recorded a pre-tax loss of $1.1 million in the year ended March 31, 2008 on which an effective tax charge of 20% has been incurred. A majority of the tax charge incurred arises from taxable foreign exchange gains on inter-company loans advanced by our Chilean intermediate holding company. The corresponding foreign exchange losses in our Chilean operating entities do not give rise to a similar tax credit in fiscal year 2008 because we took a full valuation allowance against certain deferred tax assets relating to losses carried forward. At March 31, 2008, we cannot anticipate being able to utilize these losses, in part because there is no mechanism whereby losses of one corporate entity can be offset against the taxable profits generated by its affiliates.

•	China. Our Chinese subsidiary had an aggregate tax charge of $0.6 million on a pre-tax profit of $1.3 million, and an overall effective rate of 46.2%, due to the relative pre-tax profits and losses of the Chinese projects and the profit tax and dividend withholding tax rates applicable to them, combined with the tax attributes of our Cayman Island intermediate holding company that owns our interests in our Chinese projects.

•	Panama. Our Panamanian project has benefited from a 100% tax exemption during its first five years of operation, which was reduced to 75% from October 2007. The standard rate of income tax in Panama is 30%. However, dividends paid by our Panamanian subsidiary are taxed at the standard U.K. corporate tax rate upon receipt by our intermediate holding company and a tax charge has accordingly been calculated based on the amount of un-remitted earnings in Panama.

     Minority interest

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2007 at	2007-2008	2007-2008
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2008 as	2007 as	exchange	exchange	exchange
(Dollars in thousands)	reported	reported	rates	rates	rates
United Kingdom	$—	$—	$—	$—	n/a	%
South Africa(1)	(454)	(185)	(181)	(273)	150.8
China(2)	(491)	(568)	(602)	111	n/a

Total continuing operations	$(945)	$(753)	$(783)	$(162)	20.7%

Exchange rate effect			30

Total	$(945)	$(753)	$(753)

(1)	Includes results of operations of Siza Water from May 3, 2007.

(2)	Represents the results of operations of our first four Chinese projects from November 15, 2006.
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
     Net profit

					Aggregated
			For the	For the	for the
			period	period	year
	Year	Year	April 1,	June 26,	ended
	ended	ended	2006 to	2006 to	March 31,
	March 31,	March 31,	June 25,	March 31,	2007
(Dollars in thousands, except share and per share data)	2009	2008	2006(1)	2007(1)	(Unaudited)(2)
Net profit in accordance with Dutch GAAP	$17,841	$11,588	$3,598	$4,418	$8,016
U.S. GAAP adjustments
— Goodwill amortization(b)	522	431	60	204	264
— Depreciation and amortization of fair value adjustments pushed down into Cascal N.V.(c)	492	67	—	(526)	(526)
— Business combinations(d)	(300)	(677)	—	353	353
— Effects of changes in tax legislation (e)	4,088	—	—	—	—
— Tax effect of U.S. GAAP adjustments	(327)	28	—	(160)	(160)

Net profit in accordance with U.S. GAAP	$22,316	$11,437	$3,658	$4,289	$7,947

Net profit
Continuing operations	$22,404	$10,035	$3,596	$4,060	$7,656
Discontinued operations	(88)	1,402	62	229	291

Net profit in accordance with U.S. GAAP	$22,316	$11,437	$3,658	$4,289	$7,947

Net profit per share in accordance with U.S. GAAP basic and diluted method(3)	$0.73	$0.49	$0.17	$0.20	$0.37
Net profit per share—basic and diluted(3)
Continuing operations	$0.73	$0.43	$0.17	$0.19	$0.36
Discontinued operations	$0.00	$0.06	—	$0.01	$0.01

Net profit per share in accordance with U.S. GAAP basic and diluted method(3)	$0.73	$0.49	$0.17	$0.20	$0.37
Weighted average number of shares—basic and diluted(3)	30,566,007	23,329,982	21,849,343	21,849,343	21,849,343

(1)	The dual column presentation of our fiscal year 2007 results of operations under U.S. GAAP arises from the change in basis due to the Nuon transaction.

(2)	The aggregated results for the year ended March 31, 2007 is a non-GAAP measure representing an aggregation of our audited results for the period April 1, 2006 to June 25, 2006 prior to the acquisition by Biwater of Nuon’s 50% share in us, and our audited results for the period June 26, 2006 to March 31, 2007. See Note 28 “Summary of differences between accounting policies generally accepted in The Netherlands and in the United States of America” to our consolidated financial statements.

(3)	Basic and diluted net profit per share is computed by dividing the net profit applicable to common shares by the weighted average number of common shares outstanding during the period. For comparative periods prior to our initial public offering this assumes that the series of stock split and recapitalization transactions that effectively resulted in a 2,607-for-1 stock split occurred as of the beginning of those periods and that there were 21,849,343 common shares outstanding during all of the comparative periods presented prior to our initial public offering.
     Shareholders’ equity

	As of March 31,	As of March 31,
(Dollars in thousands, except per share data)	2009	2008
Shareholders’ equity in accordance with Dutch GAAP	$118,214	$136,726
U.S. GAAP adjustments
— Pensions(a)	412	13,140
— Goodwill amortization	1,643	1,787
— Fair value adjustments pushed down to Cascal N.V(c)	26,998	35,790
— Business combinations(d)	1,036	463
— Effects of changes in tax legislation (e)	3,465	—
— Tax effect of U.S. GAAP differences	(7,631)	(12,509)

Shareholders’ equity in accordance with U.S. GAAP	$144,137	$175,397

The numerator for the purposes of calculating net profit per share under U.S. GAAP is as follows:

					Aggregated
					for the
			For the periods		year ended
	Year ended	Year ended	April 1, 2006 to	June 26, 2006 to	March 31,
U.S. GAAP	March 31,	March 31,	June 25,	March 31,	2007
(Dollars in thousands)	2009	2008	2006(1)	2007(1)	(Unaudited)(2)
Net profit in accordance with U.S. GAAP	$22,316	$11,437	$3,658	$4,289	$7,947

(1)	The dual column presentation of our fiscal year 2007 results of operations under U.S. GAAP arises from the change in basis due to the Nuon transaction.

(2)	The aggregated results for the year ended March 31, 2007 is a non-GAAP measure representing an aggregation of our audited results for the period April 1, 2006 to June 25, 2006 prior to the acquisition by Biwater of Nuon’s 50% share in us, and our audited results for the period June 26, 2006 to March 31, 2007. See Note 28 “Summary of differences between accounting policies generally accepted in The Netherlands and in the United States of America” to our consolidated financial statements.
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
Under U.S. GAAP, we adopted SFAS No. 87 “Employers’ Accounting for Pensions,” as of April 1, 2004, the beginning of the first period for which the reconciliation between the Dutch GAAP and U.S. GAAP bases of reporting was presented. The transition rules permitted for foreign private issuers like us result in the unfunded pension benefit obligation, calculated in accordance with U.S. GAAP, being recognized as a liability on that date.
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
Under Dutch GAAP, we recorded a liability before deferred taxation in respect of our U.K. defined benefit pension plan of $14.1 million and $8.8 million as of March 31, 2008 and 2009 respectively. Under U.S. GAAP, we have calculated a pension liability of $0.4 million and $8.1 million as of March 31, 2008 and 2009 respectively, in respect of the same pension plan. Of the difference between Dutch GAAP and U.S. GAAP, defined benefit pension liabilities of $13.7 million as of March 31, 2008 and $0.7 million as of March 31, 2009, $0.5 million and $0.4 million, respectively, have been recognized in U.S. GAAP financial statements on push down of fair values recognized in the Nuon transaction described in note (c) below. Our equity method investments in Indonesia and The Philippines each operate a defined benefit pension plan and together with a pre-existing pension liability on acquisition of our subsidiary in Zhumadian, China, the aggregate liabilities as of March 31, 2008 and 2009 were

$0.1 million and $1.5 million, respectively, under Dutch GAAP. In accordance with U.S. GAAP, the pension costs of our U.K. defined benefit pension plan have been presented in accordance with the requirements of SFAS 87 and SFAS 132(R). See Note 28(a) “Summary of differences between accounting policies generally accepted in The Netherlands and in the United States of America — Pensions” to our consolidated financial statements.
We estimate that the effect of a 0.5% increase or decrease in the discount rate on the net periodic pension expense for the year ended March 31, 2009 would be $0.2 million and $1.0 million, respectively and the effect of a 0.5% increase or decrease in the expected long term return on plan assets would be $0.1 million and $1.0 million, respectively. These assets are managed by professional investment managers. The primary objective is long term growth of assets in order to meet present and future obligations.
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
     (d) Business combinations
     Partial acquisitions
Under Dutch GAAP, GAR 216, all assets and liabilities of a business acquired in a transaction in which less than 100% of a business’ equity are acquired (“partial acquisitions”) are recognized at fair value. Under U.S. GAAP, SFAS 141, “Business Combinations,” the portion of assets and liabilities attributable to minority interests in partial acquisitions are accounted for at book value. The acquisition of 87% of The China Water Company, 73.4% of Siza Water and 51% of Zhumadian in China accordingly result in different values recognized as of the date of acquisition and subsequently in different depreciation and amortization charges between Dutch and U.S. GAAP.
     Negative goodwill
Additionally, the acquisition of China Water has given rise under Dutch GAAP, GAR 216, to negative goodwill, which is recognized as a liability on the balance sheet and amortized over the average estimated useful life of assets to which the negative goodwill relates. No deferred tax is recorded in respect of negative goodwill. Under U.S. GAAP, SFAS 141 requires any excess of the fair value of assets and liabilities acquired over the purchase price to be allocated to certain non-current non-monetary assets acquired; our accounting policy under U.S. GAAP is to allocate such amounts to assets on a relative fair value basis. The allocation of that excess gives rise to temporary differences for U.S. GAAP, on which deferred taxes are recorded. Also under SFAS 141 negative goodwill has arisen on the acquisitions of Siza Water and Servilampa and also within the acquired equity method investment of Yancheng, China. For Dutch GAAP reporting purposes this negative goodwill has been accounted for as an impairment of the assessed fair values of the assets acquired (based on the projected future cash flows of the business concerned) and has been allocated initially to intangible fixed assets and then where applicable against tangible fixed assets. Under U.S. GAAP the negative goodwill has been allocated proportionately to non-monetary, non-current assets. This has given rise to differences in the value of tangible and intangible assets and associated depreciation and amortization charges between Dutch GAAP and U.S. GAAP.
     Compensation arising on acquisition of subsidiary
Consideration payable to the former owners of the Pre-Heat business contingent on its post-acquisition results is partially dependent on the continued employment of those individuals. Under Dutch GAAP this element has been treated as consideration for the acquisition of the business and included in goodwill. Under U.S. GAAP guidance contained in EITF 95-8, “Accounting for contingent consideration paid to the shareholders of an acquired enterprise in a purchase business combination,” this element has been treated as compensation for the individuals and will be recognized over the two-year period of employment on which such payments partially depend. The former owners have received the full consideration. However as this amount remains part of the goodwill balance being amortized under Dutch GAAP an ongoing GAAP difference will continue until the goodwill has been fully amortized.
     (e) Effects of changes in tax legislation
During the year ended March 31, 2009 a change to tax law in the United Kingdom was enacted, the effect of which is to remove an entitlement to tax depreciation on an asset category referred to as “Industrial Buildings.”
Under the provisions of Dutch GAAP this change gives rise to a one-time charge to deferred tax because the abolishing of the entitlement to tax deprecation reduces the tax base of the assets to zero, with immediate effect. This is the accounting consequence of the future tax deductions available in respect of those assets being reset to zero because of the legislative change that has been implemented.
For US GAAP, a different accounting treatment follows from interpretation of FASB Statement No. 109, Accounting for Income Taxes. This treatment freezes the tax basis of the assets at their amounts on the date of the change to the law. The justification for this interpretation is that there is a future tax benefit available on sale or abandonment of the asset in the form of a deduction from sale proceeds, or as a capital loss, that equates to the un-depreciated cost for tax purposes.
The principal point of difference between the Dutch and US GAAP approaches is that the former anticipates the value of the asset being recovered through its continuing use, while the latter is predicated on value recovery through sale. Consequently, on conversion from Dutch GAAP to US GAAP the above mentioned one-time deferred tax liability has been reversed in full.
     (f) Differences in presentation
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
Other. In addition to the differences in accounting for our joint ventures, there are also differences between Dutch GAAP and U.S. GAAP relating to the presentation of our statement of cash flows, capital leases, discontinued operations and long-term borrowings. For a description of these differences, see Note 28 “Summary of differences between accounting policies generally accepted in The Netherlands and in the United States of America — (f) Differences of presentation” to our consolidated financial statements. Also, there are several line item differences between our Dutch GAAP and U.S. GAAP statements of income. Staff costs, loss/(profit) on disposal of intangible and tangible fixed assets, other operating charges and incremental offering-related costs in our Dutch GAAP statement of income are all included in the operations and maintenance line item within costs and expenses in our U.S. GAAP statement of income. Exchange rate results in our Dutch GAAP statement of income are included in other income/(expense) in our U.S. GAAP statement of income.
B. Liquidity and capital resources
From its formation through fiscal year 2009, Cascal N.V. has generated positive consolidated cash flows from operating activities, which have supported our ongoing development and capital investment programs. In general, net cash flows from operations are applied to capital expenditure projects locally and the payment of debt service on project-level financing facilities. Thereafter, free cash can be distributed in accordance with the terms of the concession, contracts and local regulations applicable to our subsidiaries and joint venture companies, to the extent not otherwise restricted by our credit arrangements. There are legal, contractual and economic restrictions on the ability of our project companies to transfer funds to us in the form of cash dividends, particularly with respect to our U.K. and Panama operations. We do not believe such restrictions will have a material adverse effect on our ability to meet our cash obligations.
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
On November 2, 2007, we entered into a $30 million credit facility with HSBC Bank Plc. Of this amount, (a) $20 million is a revolving loan facility intended for general corporate purposes, reducing less efficient existing group debt, repayment of a loan from The China Water Company Limited, repayment of an inter-company loan granted by

Bournemouth & West Hampshire Water plc and for general working capital purposes, and (b) $10 million is a guarantee facility intended to be used to provide guarantees to replace existing ones, and to issue new or renewed guarantees on behalf of certain subsidiaries. Following the completion of our initial public offering in February 2008, the revolving loan facility bears interest at a rate based on one, two, three or six month U.S. Dollar LIBOR plus a margin that increases in multiple steps beginning from 0.80% per annum if the ratio of the Company’s and its subsidiaries’ net borrowings to EBITDA is less than 1:1 up to 1.75% per annum if that ratio is greater than 3.5:1. The term of this facility was due to expire on March 31, 2010 but was replaced by an amended and restated facility from June 12, 2008 as described in the paragraph below within this section beginning with the words “Since completing our initial public offering”.
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
This credit facility contains a number of financial covenants (including maintenance tests) and operating covenants, including a restriction on incurring indebtedness. This credit facility also requires written consent of HSBC Bank Plc for the acquisition of a new project where the total acquisition price (including debt of the acquired company) exceeds $40 million.
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
Since completing our initial public offering in February 2008 we have been able to accelerate the progression of our growth strategy in terms of the number of new projects and corporate acquisition opportunities that we are working on and their respective stages of completion. As a consequence, our requirement for further growth capital presented itself several months earlier that we expected it to. To address this need on June 12, 2008, we entered into an amended and restated facility agreement with HSBC Bank Plc whereby our existing revolving credit facility with HSBC was increased from $30 million to $70 million. Of this amount, (a) $60 million is a revolving loan facility intended for financing acquisitions, for general corporate purposes and working capital and to pay transaction expenses, and (b) $10 million continues to be a guarantee facility intended to be used to provide guarantees to replace existing ones, and to issue new or renewed guarantees on behalf of certain subsidiaries. The revolving loan facility bears interest at a rate based on one, two, three or six month U.S. Dollar LIBOR plus a margin that increases in multiple steps and is calculated by establishing the ratio of net borrowings to EBITDA as follows:

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
On June 26, 2009, we entered into an amended and restated facility agreement with HSBC Bank Plc in respect of our existing $70 million credit facility with HSBC. Of this amount, (a) $60 million is a revolving loan facility intended for financing acquisitions, for general corporate purposes and working capital and to pay transaction expenses, and (b) $10 million is a guarantee facility intended to be used to provide guarantees to replace existing ones, and to issue new or renewed guarantees on behalf of certain subsidiaries. The amended and restated facility has a term of two years ending June 30, 2011. The revolving loan component of the facility bears interest at a rate based on one, two, three or six month U.S. Dollar LIBOR plus a margin that increases in multiple steps and is calculated by establishing the ratio of net borrowings to EBITDA as follows:

Where the ratio of net borrowings to EBITDA for Cascal N.V is:		Margin (percent per annum)
(a)	More than 3.5:1	4.50
(b)	Between 3.0:1 and 3.5:1	4.00
(c)	Between 2.5:1 and 3.0:1	3.50
(d)	Between 2.0:1 and 2.5:1	3.00
(e)	Less than 2.0:1	2.50
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
On the date of the amendment and restatement becoming effective we drew the full $60 million available under revolving loan facility in order to repay the $60 million drawn under previous facility.
As of March 31, 2008 and 2009, we had $59.3 million and $37.8 million of cash respectively. These balances included $4.9 million and $3.1 million respectively, of cash that was subject to restriction by agreement with our bankers, both in accordance with the operation of our borrowing facilities and to collateralize performance bonds and other guarantees given on our behalf. These funds were primarily placed in short-term money market deposits with several well known, low-risk banks.
During fiscal year 2009 we distributed $5.5 million to shareholders compared with $4.0 million during fiscal year 2008. During fiscal year 2009 our subsidiaries distributed $0.4 million to the holders of minority interests in their issued share capital compared to $0.5 million during fiscal year 2008.

The following table summarizes our cash flows for our fiscal years 2007, 2008 and 2009:

	Year	Year	Year
	ended	ended	ended
	March 31,	March 31,	March 31,
Dutch GAAP	2009	2008	2007
Cash flow from (used in) operating activities	$42.7 million	$48.1 million	$30.5 million
Cash flow from (used in) investing activities	(100.6) million	(30.2) million	(52.9) million
Cash flow from (used in) financing activities	40.5 million	7.9 million	(20.5) million

     Operating activities
Operating cash flow decreased by $5.4 million during fiscal year 2009 relative to fiscal year 2008 due mainly to a $7.8 million less favorable movement in working capital and a lower operating profit after adjusting for non-cash items of $3.5 million, partly offset by reduced payments of tax and net interest of $5.9 million.
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
     Investing activities
Cash flow used in investing activities increased by $70.4 million during fiscal year 2009 relative to fiscal year 2008. This increase reflects the $58.3 million cash outflow used in acquiring our share of the Yancheng joint venture in China and our subsidiaries, Zhumadian in China and Servicomunal and Servilampa in Chile. Additionally there was a $11.6 million increase in cash used to purchase tangible fixed assets that was partially offset by a $0.6 million increase in cash proceeds from disposals of tangible fixed assets.
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
     Financing activities
Overall, net cash inflow from financing activities was $40.5 million during fiscal year 2009 compared to an inflow of cash of $7.9 million during fiscal year 2008. This $32.6 million change represents a net $44.3 million cash inflow from debt finance compared to $69.4 outflow million in the comparative 12 month period. Offsetting this was the absence of a $86.2 million cash inflow from the issue of shares in connection with our initial public offering in the year ended March 31, 2008. In addition, $7.9 million less cash was used in settling bank overdrafts during the year ended March 31, 2009 compared to the previous year. Furthermore, $1.3 million less cash was generated by our subsidiary, China Water, which issued shares to its 13% minority shareholder in fiscal year 2008. Additionally, the distribution of $5.5 million made to shareholders on September 30, 2008 was $1.5 million more than in the comparative period.
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
We anticipate our investment in tangible fixed assets to increase in future years in line with commitments under our existing concession and contract terms and as a result of our plans to grow our business through the addition of new concessions and contracts to the present portfolio. Our U.K. subsidiary has presented a capital investment plan to the regulator which calls for approximately £11 million ($15.8 million) of total investment in tangible fixed assets after third party contributions each year until fiscal year 2015. The South African business expects an average annual investment in tangible fixed assets of approximately Rand 25 million ($2.6 million) after third party contributions until fiscal year 2011. Our Indonesian joint venture expects to invest an average of Rupiah 65 billion ($5.6 million) each year during the same period. The other businesses in our portfolio have only very modest capital expenditure plans for the coming years with the exception of the construction of a wastewater treatment plant in our Servicomunal project company in Chile, which is expected to cost approximately $10 million and be under construction during fiscal year 2011.
Our subsidiaries in the United Kingdom, Chile, China and South Africa receive contributions to capital expenditure from municipalities and private developers which take the form of either cash or assets in return for which the subsidiary concerned takes on an obligation to provide water and wastewater services to customers in future years. In our Dutch GAAP consolidated financial statements these contributions receivable are reported as deferred revenue under “deferred revenue” on our balance sheet.
Investment in tangible fixed assets by our existing concessions and contracts is expected to be funded out of operating cash flow and third party contributions, together with locally sourced debt finance.
External investment in tangible fixed assets arising as a consequence of the addition of new concessions is expected to be funded by free cash flow returned to the holding companies in the form of dividends or inter-company loan repayments together with such third party debt or equity capital as prevailing market conditions will enable the company to access from time to time.
Total investment in tangible fixed assets for fiscal year 2009 was $47.9 million. Our total investment in tangible fixed assets related to continuing operations for our most recent three fiscal years were as follows:

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Dutch GAAP	2009	2008	2007
Total investment in tangible fixed assets(1) (3)	$47.9 million	$34.4 million	$29.1 million

Contributions receivable(2)	8.2 million	12.8 million	5.5 million

Total investment in tangible fixed assets, net	39.7 million	21.6 million	23.6 million

(1)	Before deduction of any relevant contributions from third parties.

(2)	Contributions to capital expenditure received in the form of cash or assets.

(3)	Year ended March 31, 2009 includes $9.1 million in respect of a new water treatment plant under construction by our Zhumadian subsidiary.
Related party transactions
We have relationships with our majority shareholder, Biwater. For a description of the related party transactions, see Item 7 “Major Shareholders and Related Party Transactions” and Note 27 “Related party transactions” to our consolidated financial statements.
Credit arrangements and loan facilities
The following sets out the key terms of our more significant credit arrangements and loan facilities; as of our most recent covenant compliance reporting dates, we were in compliance with all material covenants contained in these credit arrangements and loan facilities:
     The Netherlands
On November 2, 2007, the Company entered into a $30 million credit facility with HSBC Bank Plc. Of this amount, $20 million is a revolving loan facility intended for general corporate purposes, reducing less efficient existing group debt, repayment of a loan from The China Water Company Limited, repayment of an inter-company loan granted by Bournemouth & West Hampshire Water plc and for general working capital purposes, together with a $10 million guarantee facility intended to be used to provide guarantees to replace existing ones, and to issue new or renewed guarantees on behalf of certain subsidiaries. Following the completion of our initial public offering in February 2008, the revolving loan facility bears interest at a rate based on one, two, three or six month U.S. Dollar LIBOR plus a margin that increases in multiple steps beginning from 0.80% per annum if the ratio of the Company’s and its subsidiaries’ net borrowings to EBITDA is less than 1:1 up to 1.75% per annum if that ratio is greater than 3.5:1. The term of this facility was due to expire on March 31, 2010 but was replaced by an amended and restated facility from June 12, 2008, also with a March 31, 2010 maturity date. This amended and restated facility was amended and restated itself on June 26, 2009. This latest amendment and restatement has a two year term ending June 30, 2011 and its revolving loan component bears interest at a rate based on one, two, three or six month U.S. Dollar LIBOR plus a margin that increases in multiple steps beginning from 2.50% per annum if the ratio of the Company’s and its subsidiaries’ net borrowings to EBITDA is less than 2.0:1 up to 4.50% per annum if that ratio is greater than 3.5:1. For further details see Item 5 “Operating and Financial Review and Prospects — Liquidity and capital resources”. As at March 31, 2009 we had drawn down the full $60 million available under the amended and restated revolving loan facility, which continues to be the position as of the date of this filing.
     United Kingdom
In April 2005, our U.K. project company entered into a loan arrangement under which it borrowed £65 million ($124.4 million) under an aggregate £500 million facility provided by Artesian Finance II plc (Artesian), a listed entity established by The Royal Bank of Scotland to provide financing for U.K. water companies. Principal and interest payments are multiplied by an index based on inflation. Therefore, the principal amount of the facility will increase over the life of the loan. As of March 31, 2009 the outstanding balance of the loan was £74.5 million ($106.8 million). The rest of the Artesian facility is available to other U.K. water companies, but we are only responsible for the repayment of amounts associated with our borrowings and not the borrowings of the other participating water companies. To finance its lending to U.K. water companies, Artesian issues long-dated bonds in an aggregate principal amount equal to 1.061 times the principal amount of borrowings under the facility, and Financial Security Assurance (UK) Ltd. guarantees the payment of the scheduled capital and interest on the Artesian bonds. Our borrowings under this facility bear interest at a rate of 3.084% per year, payable on March 31 and September 30 of each year. One hundred percent of the principal amount of our borrowings is due on September 30, 2033. This loan by Artesian, and other loans to our U.K. subsidiary, are guaranteed and secured pursuant to a security trust and intercreditor deed, which provides a security interest in the entire property, assets, rights and undertakings of our U.K. project company to the extent permitted by the Water Industry Act 1991 and our license. The agent bank for the Artesian facility is The Royal Bank of Scotland.
     South Africa
On August 10, 2000, our Nelspruit project company entered into a loan agreement with Development Bank of Southern Africa under which it borrowed Rand 71.4 million ($11.5 million) under two term loans, the proceeds of which are to be used to finance infrastructure development over a period of 20 years. The loans bear interest at a fixed rate of 13.08% and the interest is payable quarterly in arrears. The initial loan, which is in a principal amount of Rand 48.5 million ($7.4 million), is repayable in 60 consecutive quarterly installments of equal amounts that commenced on December 31, 2005. The final payment is due on September 30, 2020. The additional loan, which is in a principal amount of approximately Rand 22.9 million ($3.7 million), is also repayable in 60 consecutive quarterly installments of equal amounts commencing on December 31, 2005 with the final payment also due on September 30, 2020. The aggregate amount outstanding on these loans at March 31, 2009 was Rand 54.9 million ($5.8 million).
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
Siza Water, which we acquired on May 3, 2007 has a bank loan outstanding in the amount of Rand 15.4 million ($1.6 million) at March 31, 2009. The loan bears interest at a fixed rate of 12.61% per annum. Quarterly capital repayments of Rand 0.7 million ($0.1 million) commenced on February 6, 2008 and end on November 6, 2017. The loan is secured by a bank guarantee.
     China
Our joint venture company serving the city of Zhumadian has a loan for RMB 178 million ($26.0 million) from Zhumadian City Investment Company Limited (ZCIC), which acts on behalf of the ultimate lender Sate Development Bank (SDB). This loan was originally arranged by our minority shareholder in Zhumadian and then, as part of the joint venture agreement, all rights and obligations attaching to the loan were transferred to our joint venture company, the Zhumadian China Water Company Limited. The loan was provided for the specified purpose of part-financing the construction of number 2 water treatment plant and related infrastructure. The term of the loan is 12 years from June 15, 2006 with a two-year grace period that ended on June 14, 2008. Capital to be repaid during the year ending March 31, 2010 amounts to RMB 5 million ($0.7 million). Interest is charged at the rate announced by SDB plus 0.5%.
     Panama
In April 2003, our Panamanian project company entered into a loan agreement with International Finance Corporation, a member of the World Bank, under which it borrowed an aggregate of $16 million under a $6 million term loan and a $10 million term loan. The proceeds of these loans were used to refinance shareholder bridge financing used to finance the construction of a bulk water supply facility in Panama. The term loans bear interest at a rate based on one, two, three or six month LIBOR plus a margin of 4.0% and 3.75%, respectively. The principal of the $6 million loan is repayable in 19 semi-annual payments ranging from $250,000 to $389,000, with the final principal payment scheduled to be paid on October 15, 2012. The principal of the $10 million loan is repayable in 15 semi-annual payments ranging from $410,000 to $810,000, with the final principal payment scheduled to be paid on October 15, 2010. As of March 31, 2009, the aggregate amount outstanding on these loans was $6.4 million.
The loans are secured by, among other things, an assignment by our Panamanian project company of its right, title and interest in its assets, a hypothecation of the concession agreement between the project company and IDAAN, a pledge of the shares of the project company by Cascal Investment Limited, and a mortgage on the bulk water supply facility. The loans are currently guaranteed by Biwater
     Other credit arrangements
Many of our project companies also are a party to various credit arrangements and loan facilities with local lenders in those jurisdictions. For a description of our long term liabilities, see Note 14 “Long term liabilities” to our consolidated financial statements.
C. Research and development. Patents and licenses etc.
We have not undertaken research and development activities for the periods presented and own no patents or licenses.
D. Trend information
Significant trends are discussed in Item 5 “Operating and Financial Review and Prospects — Operating results”.
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

We have caused letters of credit to be issued in the amount of GBP 8.6 million (USD 12.3 million) as at March 31, 2009 in favor of the trustees of the Water Company Section of our U.K. defined benefit pension plan. In May 2009 and based on the latest actuarial valuation as at January 29, 2008, which showed a deficit on the Water Company Section of GBP 7.1 million, the trustees have agreed to reduce the letter of credit to GBP 7.1 million (USD 10.2 million). Under an agreement entered into with Biwater and the trustees, we may need to increase further the amount of the letter of credit to cover any increase in the plan-specific deficit of the Water Company Section determined as of our initial public offering, up to a maximum amount of GBP 10.0 million (USD 19.9 million).

F. Tabular disclosure of contractual obligations
The following table sets forth our current ongoing contractual obligations and commercial commitments as of March 31, 2009:

	Payment due by period
Dutch GAAP		Fiscal year	Fiscal year	Fiscal year	Fiscal year	Fiscal year	After fiscal
(Dollars in thousands)	Total	2010	2011	2012	2013	2014	year 2014
Long-term debt(1)	161,894	6,104	6,099	4,720	6,270	4,262	134,439
Capital lease (finance lease) obligations	6,944	922	985	944	983	997	2,113
Interest on long-term debt and capital leases(2)	47,718	7,149	6,712	6,250	5,642	5,222	16,743
Total long-term debt and capital lease obligations	216,556	14,175	13,796	11,914	12,895	10,481	153,295
Operating lease obligations	1,861	416	223	91	88	88	955
Pension obligations(3)	23,500	2,350	2,350	2,350	2,350	2,350	11,750
Total contractual obligations	241,917	16,941	16,369	14,355	15,333	12,919	166,000

(1)	Long-term debt includes £74.5 million ($106.8 million) relating to a loan from Artesian Finance plc as described in Note 14 “Long term liabilities” to our consolidated financial statements. This loan is due for payment on September 30, 2033. The principal amount of the loan increases by the U.K. Retail Price Index (RPI) each year. In the financial statements the indexed principal as of March 31, 2009 is the recorded liability and is included in the contractual obligations table. The estimated final value of payment in 2033 is $195.6 million, assuming the RPI continues to increase each year at an estimated long term rate of 2.5%.

(2)	Interest is calculated on fixed interest rates where these are indicated by the financing agreement. Where rates are variable based on an index or base rate such as LIBOR interest is calculated assuming the index or base rate remains at the level as of March 31, 2009 during the life of the financing agreement.

(3)	The pension obligations are based upon current contributions and contributions designed to address our U.K. defined benefit plan deficit. After fiscal year 2014, pension obligations include current contributions and contributions designed to address our U.K. defined benefit plan deficit for only an additional 5-year period. The plan actuary may recommend to the plan trustees amended contribution rates at the next triennial review scheduled for March 31, 2010. The plan trustees and Cascal will then agree on amendments to the contribution rates.
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

			Director	Expiration
Name	Age	Position	since	of director term

Larry Magor	54	Director, Chairman	April 2000	2011
Stephane Richer	51	Chief Executive Officer and Director	May 2002	2010
Steve Hollinshead	48	Chief Financial Officer	—	—
Jonathan Lamb	41	General Counsel & Company Secretary	—	—
Brian Winfield	58	Chief Growth Officer	—	—
Charles Auster	57	Non-executive Director	January 2008	2009
Willy Biewinga	56	Non-executive Director	January 2008	2010
Mitchell Sonkin	56	Non-executive Director	January 2008	2009
Michael Wager	57	Non-executive Director	January 2008	2011

Larry Magor, Director and Chairman. Mr. Magor is the Chief Executive Officer of Biwater and has been a member of the Cascal Supervisory Board since its formation in 2000. Mr. Magor was an Executive Director of Biwater from 2006 to 2009, the Chief Executive of Biwater from 2002 to 2006 and the Finance Director for Biwater from 1998 to 2002. Mr. Magor was the Finance Director of Biwater Industries, a manufacturing subsidiary of Biwater from 1995 to 1998. Prior to joining Biwater, Mr. Magor was the Financial Controller of Corah Plc from 1992 to 1994, a fabric and garment manufacturer, and from 1990 to 1992 the Finance Director of Burlington International Group Plc, a footwear manufacturer. From 1979 to 1990, Mr. Magor served in various divisions of Courtaulds, the large textile group, holding the position of Financial Director of its Aristoc division from 1987 to 1990. Mr. Magor is a Fellow of the U.K. Institute of Chartered Management Accountants (FCMA).
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
Jonathan Lamb, General Counsel & Company Secretary. Mr. Lamb has been our General Counsel and Company Secretary since May 2008. Mr. Lamb joined us from Antilles UK, an asset management company where he performed the same role. From 2002 to 2006 Mr. Lamb was the General Counsel & Company Secretary of Amarin

Corporation plc a biotechnology company then listed on NASDAQ, AIM and ILEX. From 2000 to 2002 Mr. Lamb was at Shire Pharmaceuticals Group plc, where he served in Shire’s legal division. Prior to his position in Shire, Mr. Lamb was a partner at Gosschalks, an English firm of solicitors, where he specialized in corporate and business law. Mr. Lamb is a qualified solicitor and is a member of the England & Wales Law Society.
Brian Winfield, Chief Growth Officer. Dr. Winfield has been our Chief Growth Officer since 2005. From 1997 to 2005, Dr. Winfield was a Director of Biwater Plc responsible for Biwater’s design and construction subsidiaries in Asia and Africa. Dr. Winfield was the Business Development Director for Biwater Supply Limited, a Biwater subsidiary, from 1992 to 1997 and from 1985 to 1992 was a Director of Biwater International, also a Biwater subsidiary. Both of these companies were involved in international water contracting and international water privatization. Dr. Winfield is a Fellow of the U.K. Chartered Institution of Water and Environmental Management and is also a Fellow of the Royal Society of Chemistry.
Charles Auster. Mr. Auster is currently Managing Partner of Auster Capital Partners, a private equity firm specializing in investments in middle market enterprises. Mr. Auster sits on the board of a number of companies, and is currently Chairman of the Board of Globalpack (Global Packaging Corporation N.V.) and a Senior Advisor to Yorkville Advisors, LLC. From 2001 through 2007 Mr. Auster was a partner of One Equity Partners, the private equity arm of JP Morgan Chase, which manages $8 billion of capital for direct investments in corporate transactions and leveraged buyouts. Prior to joining OEP, from 2000 to 2001, Mr. Auster was President and Chief Executive Officer and a member of the Board of Directors of NASDAQ-listed Infocrossing Inc., a provider of IT outsourcing services. He was a founder, and from 1997 to 2000 was formerly the Executive Vice President and Chief Operating Officer and a member of the board of directors, of NASDAQ-listed IXnet, Ltd., a network provider of communication services offering an international voice, data and IP extranet for the financial services community. From 1995 to 1997, Mr. Auster was President and Chief Executive Officer and a member of the board of directors of Voyager Networks, Inc., a New York based Internet, server-hosting and data-networking company. From 1997 to 1999 Mr. Auster was Executive Vice President and a member of the Board of Directors of AmeriTrade, Inc. an international trade and investment banking firm that helps U.S. companies structure, finance and manage overseas transactions. Currently, Mr. Auster serves as Co-Chairman Emeritus of the Board of Trustees of L’Enfant Trust in Washington, D.C., and is the Chair of the Advisory Board of the Entrepreneurial Leadership Center at Tufts University. Mr. Auster graduated from Tufts University with Highest Honors in Economics and holds a J.D. with Honors from the George Washington University, National Law Center.
Willy A. Biewinga. From 1986 to 2005, Mr. Biewinga was a partner of Deloitte & Touche in its Amsterdam office, where he provided auditing and consulting services for enterprises in the trade, industry and the financial services sector. He was a member of the Dutch Executive Board of Deloitte & Touche from 1994 to 2005 and was its Chief Executive Officer from 2000 to 2005. From 2002 to 2005, Mr. Biewinga was a member of the Management Committee of Deloitte China. From 1998 to 2005, he was a member of the Global Executive Group of Deloitte Touche Tohmatsu. From 2000 to 2004, he was a member of the Board of Directors of Deloitte & Touche CIS. From 1992 to 1994, Mr. Biewinga was the Office Managing Partner of the Amsterdam Office of Deloitte & Touche. He was a member of the Executive Committee of the Employers’ Association VNO/NCW from 2002 until 2005. He is a member of the Board of Trustees of the graduate and post-graduate Accountancy Studies program at the Free University of Amsterdam in the Netherlands. Mr. Biewinga completed Postgraduate Accountancy Studies in 1979. He received a Master Degree in Business Economics from the University of Groningen.
Mitchell Sonkin. Since 2004, Mr. Sonkin is the Executive Vice President and Chief Portfolio Officer of MBIA Inc., a leading financial guarantor and provider of specialized financial services, as well as the head of its Insured Portfolio Management unit. He is also a member of the Board of MBIA Insurance Corporation and Capital Markets Assurance Corporation. Before joining MBIA, Mr. Sonkin was a senior partner at the international law firm King & Spalding in its New York office, where he was co-chair of King & Spalding’s Financial Restructuring Group and a member of the firm’s Policy Committee. From 1990 to 2001, he was senior partner and co-chair of the Financial Restructuring Department at the law firm of Cadwalader, Wickersham & Taft in its New York office. Mr. Sonkin is a cum laude graduate of the Temple University College of Liberal Arts, where he earned a bachelor’s degree in Political Science and currently serves as the chairman of the Board of Visitors. He received a J.D. from the Syracuse University College of Law, where he is a member of the Board of Advisors.

Michael Wager. Mr. Wager is a partner with Squire, Sanders & Dempsey L.L.P., global law firm based in the firm’s Cleveland and New York offices; he has been with the firm since 2005. He served as Chairman of the Board of the Cleveland-Cuyahoga County Port Authority from January 2008 until January 2009. From 2000 to 2005, Mr. Wager served as the chairman of JRM Group LLC, a Cleveland-based private equity firm. From 1981 through 2000, Mr. Wager was engaged in the private practice of law with law firms based in New York and Cleveland. He received a J.D. from New York University School of Law, an M.A. from Columbia University and a B.A. from The American University. Squire, Sanders & Dempsey L.L.P provides legal services to us and we understand from time to time it provides legal services to Biwater and its affiliates.
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
For the year ended March 31, 2009, all of our directors and senior management as a group received total compensation of U.S $1.9 million.
There are no sums set aside or accrued by us for pension, retirement or similar benefits although we do make contributions to certain of our employees’ and officers’ pensions during the term of their employment with us.
The annual compensation paid to the members of our Board of Directors for services in all capacities during the year ended March 31, 2009 was as follows.

Name	Salary and/or fees	Pension Contributions	Performance related compensation (1)	Number of stock options granted

Larry Magor	$80,000	—	—	—
Stephane Richer	$548,456	$39,063	$128,313	—
Charles Auster	$80,000	—	—	—
Willy Biewinga	$80,000	—	—	—
Mitchell Sonkin	$80,000	—	—	—
Michael Wager	$80,000	—	—	—

Total	$948,456	$39,063	$128,313	—

(1)	Performance related compensation is in respect of a bonus paid in relation to the Company’s performance in the year ended March 31, 2008.
2008 Long Term Incentive Plan
Prior to the listing of our shares, our board of directors and shareholder adopted the 2008 Long Term Incentive Plan (“LTIP”). The purpose of the LTIP is to provide market-competitive levels of remuneration, to recruit and retain qualified employees and to align the interests of executives with the interests of shareholders over a long term period. The LTIP became effective for eligible employees from the beginning of our fiscal year 2009.
The LTIP provides for the grant to our employees of bonus awards (“Awards”), a certain percentage of which will be payable annually depending on the achievement of performance-based criteria. Annual payments of the applicable percentage of an Award will be payable in cash, subject to tax and social security withholdings as required, with each participant having the option to use up to 25% of any bonus payable to purchase our shares at the then-current market price. The shareholder has authorized up to 120,000 shares to be issued under this plan; under Dutch law, shareholder approval is not required for the issuance of equity compensation to persons other than our directors.
Eligibility: All Cascal employees are eligible to receive Awards under the LTIP.
Administration of the LTIP: Our board of directors administer the LTIP.

Our board of directors has the right to amend the terms and conditions of the LTIP, subject to shareholder approval where changes are material, or terminate the LTIP at any time.
In the event of a recapitalization of the capital stock of Cascal N.V., our board of directors will adjust the terms of an Award, to provide for, as far as possible, equivalent terms.
Structure of the Bonus Awards: Awards are determined by reference to a fixed percentage of an eligible employee’s base salary at the date of the Award, which other than in exceptional circumstances will not exceed 100% of salary each year.
Timing of Grant and Performance Period of Awards: Our board of directors may grant Awards under the LTIP on an annual basis advised by and at the recommendation or proposal of the Nomination and Compensation Committee. The first Awards under the LTIP were made in June 2008 and shall be payable following the end of our fiscal years 2009, 2010 and 2011 based on performance benchmarks relating to fiscal year 2008. Awards are subject to such three-year performance period (“Performance Period”).
Performance Criteria: The degree to which any amount under an Award is paid is conditional upon the satisfaction of performance elements (each an “Element”), which will be determined by our board of directors at the beginning of the Performance Period.
Two performance Elements will apply to awards under the LTIP.
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
Transferability of Awards: Unless our board of directors determines otherwise, our LTIP does not allow for the transfer of awards other than by will or by the laws of descent and distribution, and only the participant may make an election during his or her lifetime.
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
For the purposes of the LTIP, a Termination Event is defined as:
•	injury or disability (evidenced to the satisfaction of our board of directors);

•	death;

•	redundancy (within the meaning of the U.K. Employment Rights Act 1996 or any equivalent legislation in relevant jurisdiction);

•	retirement at contractual retirement age including late retirement;

•	actual retirement before the participant’s contractual normal retirement age with the consent of the company that employs the participant;

•	the company with which the participant holds office or employment by virtue of which he is eligible to participate in the LTIP ceasing to be a member of the Cascal group;

•	transfer to a Biwater company; or

•	any other reason which our board of directors considers reasonable.
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
In September 2008, we entered into change of control agreements with a number of senior managers. These agreements provide for payment of certain compensation to include a lump sum of up to 150% of annual base salary and up to 150% of the prior year’s bonus. in the event that:
•	an executive’s employment is terminated within one year from the date of such change of control; or

•	the executive serves notice of termination of his contract of employment more than three months and less than nine months after the change of control;
and where such termination is not for cause (e.g. breach of contract, act of dishonesty, material violation of a law, rule).
C. Board practices
Board of Directors
Our board of directors is comprised of six directors, consisting of one executive director (Mr. Richer) and five non-executive directors, to serve terms which expire in three separate years in a manner similar to a “classified” board. Directors are elected to serve three-year terms, except that the terms of Messrs. Auster and Sonkin will expire at the annual shareholders’ meeting in 2009, the terms of Messrs. Biewinga and Richer will expire at the annual shareholders’ meeting in 2010 and the terms of Messrs. Magor and Wager will expire at the annual shareholders’ meeting in 2011. A director may be re-elected to serve for an unlimited number of terms. As a result of the staggered terms, not all of our directors will be elected in any given year.
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
Our Audit Committee reports to the board regarding the appointment by the shareholders of our independent public accountants, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies relative to the adequacy of our internal accounting controls. The Audit Committee also is responsible for the oversight of our relationship with Biwater, including the approval of the terms and conditions of transactions between Biwater and us. The members of the Audit Committee are Messrs. Biewinga, Sonkin and Auster         , all of whom are independent in accordance with New York Stock Exchange listing standards and the independence requirements required by law. The chairman and financial expert of the Audit Committee is Mr. Biewinga.
Mr. Magor served as a member of the Audit Committee during the fiscal year ended March 31, 2009, having relied on an exemption under NYSE Rules until the date of his resignation on January 27, 2009. Mr. Auster replaced Mr. Magor and was appointed to the Audit Committee on January 27, 2009.
      Nomination and Compensation Committee
The Nomination and Compensation Committee is responsible for advising the board of directors with respect to nominating directors and establishing criteria for selecting and evaluating board members and management, as well as for reviewing the performance and preparing proposals to the board of directors for the compensation of the Chief Executive Officer and our other senior executive officers. The members of this committee are Messrs. Wager (Chairman), Auster and Sonkin.

Mr. Magor served as a member of the Nomination and Compensation Committee until the date of his resignation on January 27, 2009. Mr. Sonkin replaced Mr. Magor and was appointed to the Nomination and Compensation Committee on January 27, 2009.
The Sarbanes-Oxley Act of 2002, New York Stock Exchange listing standards and Dutch Corporate Governance Code
The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including us, to comply with various corporate governance practices. In addition, the New York Stock Exchange has amended the requirements for its listed companies. We have taken and intend to take all actions necessary for us to maintain compliance as a foreign private issuer with the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the listing standards of the New York Stock Exchange. All of our directors are independent under the listing standards of the New York Stock Exchange except Messrs. Magor and Richer. Furthermore, as a Dutch company listed on a government-recognized stock exchange, we are required either to apply the provisions of the Dutch Corporate Governance Code as released in 2003 or explain any deviation in our Dutch annual report. We have not applied a number of the Dutch best practice provisions, and instead we are complying with a number of the corporate governance rules of the New York Stock Exchange because our shares have been listed on the New York Stock Exchange since January 29, 2008. Information regarding significant differences in our corporate governance practices from those followed by domestic companies under New York Stock Exchange listing standards is available on our website at www.cascal.com.
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

D. Employees
The following table sets forth the average number of people employed by us for the periods presented:

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2009	2008	2007

United Kingdom	334	312	262
South Africa	288	245	221
Indonesia	405	397	395
China	1,102	256	259
Chile	106	52	52
Panama (1)	—	—	—
The Philippines	136	147	155
Holding companies	23	19	16

Continuing operations	2,394	1,428	1,360
Discontinued operations (Belize)	—	—	—
Discontinued operations (Mexico)	—	19	20

Total	2,394	1,447	1,380

(1)	An average of 23 employees worked on this project in the year ended March 31, 2009 but as they are all employed by Biwater under a contract arrangement they are excluded from this table.
As of March 31, 2009, we had the following number of employees in the following functional areas:

As of March 31,
2009

Water and wastewater operations	939
Technical services	361
Customer services	442
Finance and commercial	372
Management and other	280

Total employees	2,394

We consider our relations with our employees to be good. Approximately one-third of our employees in the United Kingdom and 65% of our employees in South Africa belong to labor unions.
E. Share ownership
The share ownership of Cascal N.V.’s Board of Directors as at June 23, 2009 was as follows. All share data relates to the Company’s common shares. Cascal N.V does not operate a stock option plan.

	Number of shares	Percentage of
Name	owned	outstanding shares

Larry Magor	4,166	*
Stephane Richer	4,000	*
Charles Auster	28,000	*
Willy Biewinga	—	*
Mitchell Sonkin	2,666	*
Michael Wager	33,216	*

Total	72,048	*

*	Less than 1% of outstanding shares
The Company operates no arrangements for involving its employees in the capital of the company.

Item 7. Major Shareholders and Related Party Transactions
A.	Major shareholders
The following table sets forth to the best of our knowledge, as of March 31, 2009, certain information regarding beneficial ownership of our shares by each person or entity known by us to own beneficially more than 5% of outstanding common shares.

Name of beneficial owner(1)	Number of Shares	Percentage of Shares

5% Shareholders:
Biwater and beneficial owners (2)(3)(4)(5)(6)	18,065,243	59%
Baron Capital (7)	2,223,149	7%
Pictet Asset Management SA	1,529,537	5%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.

(2)	Biwater Investments Limited has pledged all of its ownership interest in us as security for borrowings under certain credit arrangements made available to Biwater, and a second pledge as security for its funding deficit with respect to Biwater’s defined benefit pension plan.

(3)	By virtue of a Schedule 13G filing with the SEC we are aware that as of December 31, 2008 Biwater Investments Ltd held 17,868,543 common shares of the Company; Perry Nominees Limited, as nominees for Lloyds TSB Private Banking re White Family Pension Trust held 174,800 common shares; and Adrian Edwin White held 21,900 common shares in the Company. We have been informed that Biwater BV owns 100% of Biwater Investments Ltd, Biwater Overseas Limited owns 100% of Biwater BV, and Biwater plc owns 100% of Biwater Overseas Limited. Biwater plc is owned 70% by the family interests of Adrian Edwin White and 30% by the family interests of Leslie Jones.

(4)	Biwater has the same voting rights as our other shareholders. However, since Biwater is our majority shareholder it may significantly influence all matters that are submitted to a vote of our shareholders, including election and removal of directors and approval of extraordinary business combinations. Biwater has agreed in writing that it will not vote to remove without cause a member elected to serve a term on the “classified” board of directors.

(5)	Biwater owned 100% of our shares prior to our initial public offering.

(6)	Biwater’s address is Biwater House, Station Approach, Dorking, Surrey RH4 1TZ, United Kingdom.

(7)	By virtue of a Schedule 13G filing with the SEC we are aware that Baron Capital Group, Inc; BAMCO, Inc; and Ronald Baron held 2,223,149 common shares in Cascal as at December 31, 2008.

(8)	By virtue of a Schedule 13G filing with the SEC we are aware that Pictet Asset Management SA 1,529,537 common shares in Cascal as at December 31, 2008.
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

Purchase of Panama
In June 2006, we acquired Biwater Supply Limited (now renamed Cascal Investment Limited) from Biwater for $14.3 million. Of this consideration, $1.8 million was a deemed distribution to Biwater. In connection with the acquisition, Biwater also undertook to cause the transfer of its operation and maintenance sub-contract for the Panamanian project to Cascal, and Cascal and Biwater agreed to approach the lender to the Panamanian project with a request for Cascal to replace Biwater as guarantor of a loan to Aguas de Panama, the principal amount outstanding on which amounts to $6.4 million at March 31, 2009, and related obligations. Given the recent difficulties in Panama the International Finance Corporation has declined to transfer the guarantee to Cascal. With effect from April 1, 2007, we and Biwater have confirmed the arrangement provided at the time of the acquisition and agreed that the direct costs of the operation and maintenance sub-contract, including local taxes, will be reimbursed by us and have also agreed to share the services of the local senior management at a cost to be agreed upon. For the year ended March 31, 2009, we have incurred an amount of $12,000 per month for these management services.
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
The agreements have been entered into separately between Biwater and certain of our subsidiaries. The fees for these services are invoiced to us quarterly in advance and settled within 30 days of receipt of invoice. Our total fees paid to Biwater under the services agreements during fiscal years 2007, 2008 and 2009 were $0.2 million, $0.2 million, and $0.2 million respectively.
Historically we have occupied office space and purchased related services from Biwater. The total accommodation costs and other compensation paid to Biwater under these agreements during fiscal years 2007, 2008 and 2009 were $0.3 million, $0.1 million, and $0.1 million respectively.
Vendor supplies. In addition to the service and rental agreements described above, we often solicit bids for various services and supplies from outside vendors, including Biwater. From time to time Biwater’s bid is selected and we purchase services and supplies from Biwater. The total amounts paid to Biwater pursuant to such bids during fiscal years 2007, 2008, and 2009 were $1.6 million, $0 million, and $0 million respectively.
We also reimburse Biwater for an allocated portion of the premium payable to an unrelated third-party insurer for our joint property, public liability and professional indemnity insurance coverage at our shared headquarters facility in Dorking. During each of the three fiscal years ended March 31, 2009, the average premium amount reimbursed by us was approximately $20,000 annually.
Governance fees. Historically, we paid supervisory board fees to supervisory board members designated by Biwater. The total amounts of supervisory board fees paid to Biwater in fiscal years 2007 and 2008 were $0.1 million and $0 million respectively. We no longer have a supervisory board following our conversion from a private limited liability company to a public limited liability company.
Lease. We currently lease office space in Amsterdam pursuant to a lease agreement and Biwater leases the adjoining space under a separate lease. However, if Biwater’s lease ends at any time and for any reason, we are required to assume Biwater’s space and our rent will increase accordingly until our lease is terminated in accordance with its terms. The annual rent provided for under the lease agreement is approximately €30,000 ($42,000), for which we and Biwater are each principally responsible for one half.

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
Miscellaneous. From April 2004 to June 2006, Biwater reimbursed us for, or paid directly, the substantial majority of our business development costs. The total amounts paid by Biwater during the fiscal years 2007 and 2008 were $0.1 million per year. The amount paid in part of 2007 included the compensation paid to our Chief Growth Officer. In preparation for our initial public offering, Biwater incurred certain transaction related costs on our behalf prior to acquiring the balance of our shares from Nuon in June 2006. These costs totaled $1.0 million and were not recognized in our financial statements. In addition, members of our management have served as directors of Biwater subsidiaries. From 2006 to July 2007 our Chief Executive Officer, and from 2003 to July 2007 our Chief Growth Officer, each served as a director of Biwater Gauff (Tanzania), a Biwater subsidiary that owns a 51% interest in City Water Services, a Biwater joint venture that provided water and wastewater services in the city of Dar es Salaam, Tanzania from August 2003 until its assets were seized by the Tanzanian government in May 2005. Our Chief Executive Officer has also served as non-executive chairman of the board of this joint venture from 2005 to July 2006. Our Chief Growth Officer also served as a director of Biwater International Ltd. from 2002 (prior to his appointment as our Chief Growth Officer) to August 2006. Also, $1.0 million was paid on our behalf by Biwater and subsequently refunded to Biwater to facilitate the purchase of China Water. During fiscal year 2009, Biwater has reimbursed us for $160,000 of the expense we have incurred on its behalf with respect to a corporate transaction it was considering.
U.K. defined benefit pension plan
Our U.K. defined benefit pension plan is part of the Biwater Retirement and Security Scheme (BRASS). There are two sub-funds established within BRASS. Biwater’s defined benefit plan sub-fund is referred to as the Main Section and our defined benefit plan sub-fund is referred to as the Water Company Section. Although the Water Company Section constitutes a separate sub-fund, it is established under the same documentation that governs the Main Section, and it is administered by the same trustees as the Main Section. We have been informed by Biwater that as of January 29, 2008 the BRASS Main Section was underfunded on a full buy-out basis, as determined under the U.K. pension statute, by £96.3 million ($138.0 million). At the same date, the Water Company Section was underfunded on a full buy-out basis by £7.1 million ($10.2 million). Since March 31, 2006, we have made an additional special contribution of £3.0 million to our defined benefit pension plan. Biwater used a portion of the proceeds received by it from its sale of shares in our initial public offering to make a £10.0 million ($19.9 million) payment to the trustees of its U.K. defined benefit pension plan. Effective upon the admission to trading of our shares on the New York Stock Exchange, the trustees have agreed with Biwater to terminate their right to merge the Water Company Section and the Main Section.
Also, we could be required to make accelerated payments up to the full buy-out deficit in BRASS, which would likely be far higher than the normal ongoing funding of the plan, if we receive a “Contribution Notice” or “Financial Support Direction” from the U.K. Pensions Regulator.
The U.K. Pensions Regulator may issue a Contribution Notice to us in connection with any event occurring after April 27, 2004, if the U.K. Pensions Regulator believes we have been involved in an act, or failure to act, which had the effect of being materially detrimental to a plan’s ability to pay current and future benefits (a “Triggering Event”). We potentially have Contribution Notice exposure to the Main Section, as well as the Water Company Section, in relation to any Triggering Events in which we have been involved because Biwater owns more than one-third of our shares outstanding and we are therefore considered to be “connected or associated with” Biwater under the U.K. pension statute. Although we believe that we have not been involved in any Triggering Event relating to any act or failure to act by either Biwater or us and therefore are not presently liable to receive a Contribution Notice, the U.K. Pensions Regulator takes a broad view of its powers and may take a view different than ours; it could issue a Contribution Notice in connection with actions or failures to act that it believes constitute a Triggering Event within 6 years of the Triggering Event. In the case of our involvement in a future transaction that arguably would constitute a “Triggering Event,” Biwater or we could elect to seek “clearance” of the transaction from the U.K. Pensions Regulator. The clearance process can result in the receipt of confirmation that the U.K. Pensions Regulator would not impose a Contribution Notice in respect of the potential Triggering Event, although the U.K. Pensions Regulator could impose financial obligations in connection with the grant of clearance, such as requiring us to make additional payments to BRASS or to put in place guarantees for the benefit of BRASS. For example, the additional contribution we made to our defined benefit plan in the first quarter of our fiscal year 2007 and the additional contribution that Biwater made to its defined benefit pension plan from the proceeds of our initial public offering were determined in connection with a request for and grant of clearance relating to Biwater’s purchase of Nuon’s interest in our shares.
We may also receive a Financial Support Direction from the U.K. Pensions Regulator that would require us to provide financial support to BRASS, for example by way of guarantee, or by making a payment up to the full buy-out deficit of BRASS, if the U.K. Pensions Regulator believes either Biwater or another Group company is “insufficiently resourced” as defined under the U.K. pension statute. An employer is “insufficiently resourced” if its fair market value, when considered along with the fair market value of other companies connected or associated with the employer, is less than 50% of its full buy-out deficit. The U.K. Pensions Regulator can consider issuing a Financial Support Direction to persons connected or associated with an employer within a U.K. defined benefit pension plan up to twenty four months after the date that the connection or association is ended. Under current law, we will be considered to be a person connected or associated with Biwater at least until such time as Biwater owns less than one-third of our shares outstanding or we are no longer under common control with Biwater. The U.K. Pensions Regulator may give “clearance” in respect of Financial Support Directions in situations involving a company’s termination of a connection or association with an employer.
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
On September 14, 2007, we obtained a Rand 17.7 million ($1.9 million) guarantee from a third party financial institution and used it to secure a loan made by another third party financial institution to one of our South African subsidiaries. The guarantee was issued under a Biwater credit facility and enabled us to obtain a release of cash collateral that had been previously provided by us to secure that loan. We used the cash collateral to make interest payments due in September 2007 on debt incurred in June 2006 to facilitate Biwater’s acquisition of Nuon’s interest in us. On September 14, 2008 we replaced the Biwater guarantee with an instrument issued under our HSBC credit facility.
Non-compete agreement
Prior to our initial public offering, we entered into a non-compete agreement with Biwater pursuant to which Biwater has agreed that it will refer future long-term water and wastewater project opportunities to Cascal for its consideration before Biwater considers the project for its own portfolio. This agreement will terminate upon the earlier of three years after the closing of our initial public offering or Biwater owning less than 15% of our common shares. Following termination of this agreement, Biwater may elect to compete against us for such project opportunities. This agreement will not restrict Biwater’s design, engineering, constructing or consulting activities.
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
Trademark license
Biwater and Cascal have entered into reciprocal license agreements that grant a worldwide royalty-free license to use the name and related trademarks of the other party until such time as Biwater owns less than 15% of the issued share capital of Cascal. Under each license agreement, the respective licensee has undertaken the usual and customary obligations of a licensee with respect to the use of the name and trademarks, including indemnification for losses and damages arising out of use of the name or trademarks.
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
Current legal proceedings
     Dispute with Olongapo City in The Philippines
This involves the claim of the City of Olongapo City (City) against Subicwater for the payment of the obligations of the former Olongapo City Water District (OCWD) to the City in the amount of Pesos 136 million. Subicwater’s position is that the City’s demand is without any basis and not valid in law, and that it has no legal obligation to accede to it.
As background, one of the original shareholders in Subicwater was OCWD, which originally held 10% of the shares of Subicwater. OCWD was the owner of a number of the facilities taken over by Subicwater when it commenced operations and which were the subject of a lease agreement between OCWD and Subicwater. Subicwater was formed based on the representations made by OCWD in the Joint Venture Agreement to the effect that its statements of financial condition as of December 31, 1994 presented fairly the financial condition of OCWD as of that date and there was no disclosure that Olongapo City and OCWD had been in dispute over amounts owed by OCWD to Olongapo City prior to the award of the concession. In June 1997, OCWD was dissolved and its position as a shareholder in Subicwater was assumed by the City. In addition to the 10% shareholding in Subicwater, the City also became the lessor in place of OCWD under the lease of project assets to Subicwater. Since then the City has consistently continued to act as a shareholder in Subicwater and has appointed directors of Subicwater, who have attended board meetings.
However, despite the fact that it exercised its right as a shareholder in Subicwater, the City subsequently contended that it prefers to be a creditor of Subicwater (as opposed to a shareholder) and claimed the old disputed OCWD amounts from Subicwater.
On July 2003, the City obtained a writ of execution from the local court against OCWD, which both the city and the local court contend is also Subicwater. Subicwater, through counsel, moved to quash this writ on the ground that it is not a party to the case. The local court denied this, which prompted Subicwater to elevate the case to the Court of Appeals.
In a decision dated July 20, 2005, the Court of Appeals granted Subicwater’s petition for certiorari and set aside the local court’s orders as well as the writ of execution for being issued without jurisdiction. The City filed a motion for reconsideration that was denied by the Court of Appeals. On March 17, 2006, a petition for certiorari was filed by the City to the Supreme Court, to which Subicwater filed its comment. The parties subsequently filed their respective memoranda. The petition remains pending.
In November 2004 the Mayor of Olongapo City offered to negotiate a resolution to this dispute but withdrew this offer in December 2004. The company’s lawyers will continue to vigorously defend its position that Subicwater has no legal obligation to accede to the City’s claim and believe that its case will prevail on the merits. In the event Olongapo City were to succeed with this claim, then Subicwater would pursue the issue through the annual rate review process and eventually may be able to recover some or all of the consequential costs. With interest and penalties, the amount of Olongapo City’s claim against Subicwater as of March 31, 2009 is approximately Peso 2.5 billion ($52.1 million).

     Arbitration with IDAAN-Panama
On February 25, 2008 IDAAN initiated a process to invoke the contractual provision for early termination of the contract with payment of compensation, and sought APSA’s cooperation to achieve a fair outcome. Under the terms of the contract, the compensation payable represents the non-amortized value of the investment together with the present value of the future earnings over the whole duration of the contract. In September 2008, IDAAN, submitted a request for arbitration to the Centre of Conciliation and Arbitration of Panama in accordance with the terms of the contract. The arbitration will be conducted with three arbitrators. Each party has chosen one arbitrator and the Chairman has been chosen. The arbitration will take place in Panama under the UNCITRAL rules. The termination compensation has been calculated at approximately $23 million by IDAAN and approximately $59 million by APSA.
     Investigation by the KPPU
Adhya Tirta Batam, the Group’s 50% joint venture on the island of Batam in Indonesia has been subject to an investigation by the KPPU, the Business Competition Supervisory Commission. It was asserted that ATB acted in an anti-competitive manner, and potentially in breach of monopoly powers, by failing to connect certain new properties to the water network. On October 14, 2008 the KPPU found against ATB. ATB appealed against this decision and, on February 4, 2009, the district court ruled in favor of ATB and overturned the original decision by the KPPU. The KPPU subsequently appealed against the district court decision and ATB is currently awaiting the appeal court’s decision.
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
Since the date of our consolidated financial statements, we have pursued our strategic goals to achieve organic growth, obtain new contracts and enter into new partnerships and alliances. The following are the most significant developments in our businesses since March 31, 2009:
We completed the renewal of our $60 million revolving loan facility on June 26, 2009 with the same lender for a period of two years ending June 30, 2011. The terms of the renewed facility are similar to those under which the previous facility was granted with the exception of the arrangement fee and interest rate margin, both of which have been increased in line with current trends in the corporate lending market. See — Item 5 “Operating and Financial Review and Prospects — Liquidity and capital resources”. The revolving loan facility was fully utilized at March 31, 2009 and this continues to be the position at the date of this filing.
Item 9. The Offer and Listing
A. Offer and Listing Details
The following table sets forth the range of high and low closing sale prices for our shares for the periods indicated, as reported on the New York Stock Exchange. These prices do not include retail mark-ups, markdowns, or commissions. As the company listed its shares on January 29, 2008 only certain limited information can be provided.

	US$	US$
	High	Low
Fiscal Year Ended
March 31, 2008 (from January 29, 2008)	12.22	11.09
March 31, 2009	14.30	2.12
Quarterly
Fourth Quarter Fiscal Year 2008 (from January 29, 2008 through March 31, 2008)	12.22	11.09
First Quarter Fiscal Year 2009	14.30	9.95
Second Quarter Fiscal Year 2009	13.02	9.00
Third Quarter Fiscal Year 2009	10.68	3.89
Fourth Quarter Fiscal Year 2009	4.73	2.12
First Quarter Fiscal Year 2010 (through June 30, 2009)	4.00	2.69
Monthly
January 2009	4.65	3.97
February 2009	4.73	3.05
March 2009	3.61	2.12
April 2009	3.31	2.69
May 2009	3.92	3.17
June 2009 (through June 30, 2009)	4.00	3.13

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
The following summary does not address the tax consequences arising in any jurisdiction other than The Netherlands in connection with the acquisition, ownership and transfer of the common shares.
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
Generally we are responsible for the withholding of dividend withholding tax at source; the dividend withholding tax will not be for our account.
Subject to certain exceptions under Dutch domestic law, our company may not be required to transfer to the Dutch tax authorities the full amount of Dutch dividend withholding tax in respect of dividends distributed by our company, if our company has received a profit distribution from a qualifying foreign subsidiary, which distribution is exempt from Dutch corporate income tax and has been subject to a foreign withholding tax of at least 5%. The amount that does not have to be transferred to the Dutch tax authorities can generally not exceed the lesser of (i) 3% of the dividends distributed by our company and (ii) 3% of the profit distributions our company received from qualifying foreign subsidiaries in the calendar year in which our company distributes the dividends (up to the moment of such dividend distribution) and the two previous calendar years. Further limitations and conditions apply.

     Non-resident of The Netherlands (including but not limited to U.S. Shareholders)
Subject to the Dividend Stripping Rules that are described at the end of this subparagraph we note the following. With respect to a holder of the common shares, who is not treated as a resident of The Netherlands for purposes of Dutch taxation (a “Non-Resident of The Netherlands”) and who is considered to be a resident of The Netherlands Antilles or Aruba under the provisions of the Tax Convention for the Kingdom of The Netherlands (Belastingregeling voor het Koninkrijk), or who is considered to be a resident of a country other than The Netherlands under the provisions of a double taxation convention The Netherlands has concluded with such country, the following may apply. Such shareholder may, depending on the terms of and subject to compliance with the procedures for claiming benefits under the Tax Convention for the Kingdom of The Netherlands or such double taxation convention, be eligible for a full or partial exemption from or a reduction or refund of Dutch dividend withholding tax. In addition, subject to certain conditions and based on Dutch legislation implementing the Parent Subsidiary Directive (Directive 90/435/EEG, as amended) an exemption from Dutch dividend withholding tax will generally apply to dividends distributed to certain qualifying entities that are resident in another European Union member state.
A holder of common shares who is considered to be a resident of the United States under the 1992 Double Taxation Treaty between the U.S. and The Netherlands, as amended most recently by the Protocol signed March 8, 2004 (the “Treaty”), who is liable to U.S. income tax and who is entitled to the benefits of the Treaty—pursuant to article 26 of the Treaty—with respect to the income and capital gains in respect of the common shares (such holder of common shares hereinafter: a “U.S. Shareholder”), will generally be entitled to a reduction in the Dutch withholding tax on dividends such U.S. Shareholder beneficially owns, either by way of a full or partial exemption at source or by way of a full or partial refund, as follows:
•	if the U.S. Shareholder is an exempt pension trust as described in article 35 of the Treaty, or an exempt organization as described in article 36 of the Treaty, the U.S. Shareholder will be exempt from Dutch dividend withholding tax;

•	if the U.S. Shareholder is a company which holds directly at least 80% of the voting power for at least one year without interruption in our company and certain other conditions are met, the U.S. Shareholder will be subject to 0% Dutch dividend withholding tax;

•	if the U.S. Shareholder is a company which holds directly at least 10% of the voting power in our company and certain other conditions are met, the U.S. Shareholder will be subject to Dutch dividend withholding tax at a rate not exceeding 5%; and

•	in all other cases, the U.S. Shareholder will be subject to Dutch dividend withholding tax at a rate not exceeding 15%.
With respect to a U.S. Shareholder that is an exempt pension trust, company or other organization as described in article 35 of the Treaty or an exempt trust, company or other organization as described in article 36 of the Treaty and that is the beneficial owner of portfolio dividends paid on the common shares we note the following:
•	A U.S. Shareholder that is an exempt pension trust, company or other organization as described in article 35 of the Treaty should claim a full relief at source from or refund of Dutch dividend withholding tax by timely completing, dating, signing and filing Form IB 96 USA in accordance with the instructions on that form and accompanied by the required certificate (form 6166 or equivalent).

•	A U.S. Shareholder that is an exempt trust, company or other organization as described in article 36 of the Treaty should claim a refund of Dutch dividend withholding tax by timely completing, dating, signing and filing Form IB 95 USA in accordance with the instructions on that form.
A holder of the common shares, who is the recipient of dividends (the “Recipient”) may not be eligible for a full or partial exemption from, reduction or refund of Dutch dividend withholding tax if it is not considered the beneficial owner of the dividends. This may arise where, as a consequence of a combination of transactions, a person other than the Recipient wholly or partly benefits from the dividends, whereby such person retains, directly or indirectly, an interest in the shares on which the dividends were paid and is entitled to a credit, reduction or refund of dividend withholding tax that is less than that of the Recipient (“Dividend Stripping Rules”).

Taxes on income and capital gains
     General
The description of taxation set out in this section of this annual report is not intended for any:
•	direct or indirect holder of the common shares, who is an individual if the income or capital gains derived from the common shares are attributable to employment activities the income from which is taxable in The Netherlands or if the common shares, as should be assumed on the basis of the relevant facts and circumstances, also form a compensation for activities in the Netherlands of the individual or an affiliated person;

•	holder of the common shares, who is an individual and who holds, or is deemed to hold a substantial interest in our company (as defined below);

•	holder of the common shares, who is an entity that is a resident of The Netherlands and that is not subject to or is exempt, in whole or in part, from Dutch corporate income tax;

•	holder of the common shares, who is an entity for which the income or capital gains derived in respect of the common shares are exempt under the participation exemption or are subject to the participation credit system (as set out in the Dutch Corporate Income Tax Act 1969); or

•	holder of the common shares, who is an investment institution (beleggingsinstelling) as defined in article 28 of the Dutch Corporate Income Tax Act 1969.
Generally a holder of common shares will have a substantial interest in our company (a “Substantial Interest”) if he holds, alone or together with his partner, whether directly or indirectly, the ownership of, or certain other rights over, shares representing 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of shares), or rights to acquire shares, whether or not already issued, that represent at any time 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares) or the ownership of, or certain other rights over, profit participating certificates that relate to 5% or more of our annual profit and/or to 5% or more of our liquidation proceeds. A holder of the common shares will be deemed to have a Substantial Interest in our company if certain relatives of that holder or of his partner have a Substantial Interest in our company. If a holder of common shares does not have a Substantial Interest, a deemed Substantial Interest will be present if (part of) a Substantial Interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.
     Non-residents of The Netherlands (including, but not limited to, U.S. Shareholders)
A Non-Resident of The Netherlands who holds the common shares is generally not subject to Dutch income or corporate income tax (other than dividend withholding tax described above) on the income and capital gains derived from the common shares, provided that:
•	such Non-Resident of The Netherlands does not derive profits from an enterprise or deemed enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder) which enterprise is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise, as the case may be, the common shares are attributable or deemed attributable;

•	in the case of a Non-Resident of The Netherlands that is an entity, it does not have a Substantial Interest or deemed Substantial Interest in our company, or if such holder does have such Substantial Interest, it forms part of the assets of an enterprise;

•	in the case of a Non-Resident of The Netherlands who is an individual, such individual does not derive income or capital gains from the common shares that are taxable as benefits from “miscellaneous activities” in The

Netherlands (resultaat uit overige werkzaamheden in Nederland), including, but not limited to activities in the Netherlands with respect to the common shares that exceed normal asset management; and

•	such Non-Resident of The Netherlands is not entitled to a share in the profits of and does not have co-entitled to the net worth of an enterprise effectively managed in The Netherlands, other than by way of the holding of securities or through an employment contract, to which enterprise the common shares or any payment in respect of the common shares are attributable.
     Gift, estate or inheritance taxes
No Dutch gift, estate or inheritance tax will arise on the transfer of the common shares by way of gift by or on the death of a holder thereof, unless:
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
     Value-added tax
There is no Dutch value-added tax payable in respect of payments in consideration for the sale of the common shares (other than value added tax on fees payable in respect of services not exempt from Dutch value added tax).
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
Under the Code, certain dividends received by individual U.S. holders after December 31, 2002, will generally be subject to a maximum income tax rate of 15% (the prior maximum income tax rate on dividends received by individuals was 35%). This reduced income tax rate is only applicable to dividends paid by “qualified foreign corporations” and only with respect to shares held by a qualified U.S. holder (i.e., an individual) for a minimum holding period (generally, 61 days during the 121-day period beginning 60 days before the ex-dividend date). We should be considered a qualified foreign corporation under the Code. Accordingly, dividends paid by us to individual U.S. holders on shares held for the minimum holding period may be eligible for a reduced income tax rate. The reduced tax rate for qualified dividends is scheduled to expire on December 31, 2010, unless further extended by Congress. Each U.S. holder should consult its own tax advisor concerning whether dividends received by them qualify for the reduced rate.
The amount of any distribution paid in a currency other than U.S. dollars (a “foreign currency”) including the amount of any withholding tax thereon, will be included in the gross income of a U.S. holder in an amount equal to the U.S. dollar value of the foreign currencies calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the foreign currencies are translated into U.S. dollars. If the foreign currencies are translated into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the foreign currencies received in the distribution are not translated into U.S. dollars on the date of receipt, a U.S. holder will have a basis in the foreign currencies equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currencies will be treated as ordinary income or loss.
Dividends received by a U.S. holder with respect to common shares will be treated as foreign source income for the purposes of calculating that holder’s foreign tax credit limitation. Subject to certain conditions and limitations, and subject to the discussion in the next paragraph, any Dutch income tax withheld on dividends may be deducted from taxable income or credited against a U.S. holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us generally will constitute “passive category income.” In the case of some U.S. holders, dividends distributed by us may constitute “general category income.” In certain circumstances, a U.S. holder may be unable to claim foreign tax credits for foreign taxes imposed on a dividend if the U.S. holder (1) has not held the common shares for at least 16 days in the 31-day period beginning 15 days before the ex-dividend date, during which it is not protected from risk of loss; or (2) is obligated to make payments related to the dividends. Under the Code, the amount of the qualified dividend income paid by us to a U.S. holder that is subject to the reduced dividend income tax rate and that is taken into account for purposes of calculating the U.S. holder’s U.S. foreign tax credit limitation must be reduced by the “rate differential portion” of such dividend (which, assuming a U.S. holder in the highest income tax bracket, would generally require a reduction of the dividend amount by approximately 57.14%). Each U.S. holder should consult its own tax advisor regarding the implication of the new U.S. tax legislation on the calculation of U.S. foreign tax credits.
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
A distribution of additional common shares to U.S. holders with respect to their common shares that is made as part of a pro rata distribution to all shareholders generally will not be subject to U.S. federal income tax unless U.S. holders can elect that the distribution be payable in either additional common shares or cash. We expect that U.S. holders would have this option upon each distribution. Accordingly, a distribution of additional common shares to U.S. holders with respect to their common shares where U.S. holders may elect that distribution to be payable in additional common shares or cash will be taxable under the rules described above.
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
Backup Withholding and Information Reporting. Generally, a “backup” withholding tax of up to 28% and information reporting requirements will apply to dividends paid on our common shares to a non-corporate U.S. holder who fails to provide a correct taxpayer identification number and other information or fails to comply with certain other requirements. The proceeds from a sale of our common shares by a U.S. holder will be subject to U.S. backup withholding tax and information reporting unless the U.S. holder has provided the required certification or has otherwise established an exemption.
A U.S. holder can establish an exemption from the imposition of backup withholding tax by providing a duly completed Internal Revenue Service Form W-9 to its broker or paying agent, reporting its taxpayer’s identification number (which, in the case of an individual, is the individual’s social security number) or by otherwise establishing its corporation or exempt status.
Any amounts withheld under the backup withholding rules from a payment to a U.S. holder will be allowed as a refund or a credit against the U.S. holder’s U.S. federal income tax, provided that the required information is furnished to the Internal Revenue Service. U.S. holders should consult their own tax advisors with respect to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.
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
Principally because the British Pound sterling generally weakened against the U.S. Dollar since the middle of the second quarter of our fiscal year 2009, we are reporting foreign exchange gains in our consolidated statement of income for fiscal year 2009 in the amount of $10.0 million.
Our financial results are currently mainly exposed to gains or losses arising from fluctuations in the translation of our underlying local currency revenue into U.S. Dollars. Exchange differences resulting from settlement and translation of monetary assets and liabilities are charged or credited to the exchange rate results in the statement of income. A 10% average decrease in the value of the U.S. Dollar in fiscal year 2009 would have resulted in an $15.3 million and $3.7 million increase in revenue and operating profit, respectively. A 10% average increase in the value of the U.S. Dollar in fiscal year 2009 would have resulted in a $15.3 million and $3.9 million decrease in revenue and operating profit, respectively. In addition, as of March 31, 2009, 70% of our long term debt was denominated in British pounds and the remaining 30% in other currencies. Accordingly, our future financial results will be subject to fluctuation caused by changes in the value of the British Pound sterling and other currencies when we settle these debt obligations.
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

We are exposed to interest rate risk with respect to our variable rate long term borrowings. Based on our gross variable interest expense for fiscal year 2009, a 10% relative increase in our variable interest rates would have resulted in an approximate increase of $0.3 million in our gross interest expense based on the variable rate long term borrowings in existence as at March 31, 2009. With respect to certain fixed-rate liabilities owed to financial institutions, we have sometimes entered into interest rate swap agreements through which we effectively received fixed payments, and paid variable ones. We have not been party to any interest rate swap arrangement since the sale of our wastewater treatment plant in Mexico in October 2004.
As of March 31, 2009, $106.8 million of our debt was index-linked to a U.K. inflation index so we have an exposure to U.K. inflation rates. However, we have a natural hedge for most of this exposure because the inflation index used by the lenders is the same index used by Ofwat to increase annually the rates of our U.K. project company and the underlying regulatory value of the fixed assets of our U.K. project company, although there may be up to a six-month lag between the application of a change in the index in connection with the debt and the application of a change in the index to our rates.
     Commodity price risk
Electrical power is a key input cost to our businesses. Our U.K. operations endeavor to limit the downside risk of short term increases in electricity prices by participating with other large electricity purchasers to increase purchasing power with electricity suppliers and also to make forward purchases, or to fix price limits that will trigger forward purchases, for up to one year. We do not have any commodity hedges in place at present nor have we had any commodity hedges in place in the past. Based on our results for fiscal year 2009, a 10% increase in electricity costs in our continuing operations would result in an approximate increase of $1.4 million in raw and auxiliary materials and other external costs.
Item 12. Description of Securities Other than Equity Securities
Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
There have been no defaults, dividend arrearages and delinquencies during the periods covered by this annual report.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
A-D. None
E. Use of proceeds
Not applicable.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed pursuant to the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.

As of March 31, 2009, we carried out an evaluation, under the supervision and with the participation of the management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, the Chief executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls were not effective due to the material weakness described below.
Management performed additional analysis and other procedures to ensure that our financial statements contained within this annual report on Form 20-F were prepared in accordance with Dutch GAAP, and where relevant US GAAP.
Accordingly, notwithstanding the material weakness described below, we believe our financial statements included in this annual report on Form 20-F fairly present in all material respects our financial position, results of operations and cash flows for the periods presented in accordance with Dutch GAAP and where relevant US GAAP.
Management’s Annual Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the Netherlands and the United States of America. Our Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the Netherlands and the United States of America, and that receipts and expenditures of our Company are being made only in accordance with authorizations of management and directors of our Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our Company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This Annual Report includes an attestation report of our registered public accounting firm regarding internal control over financial reporting.
Material weakness
A material weakness is a control deficiency, or combination of control deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected on a timely basis.
Management’s assessment of internal control over financial reporting has revealed a single material weakness in the operating effectiveness of our completeness control over the identification of material differences between our primary Dutch GAAP and US GAAP.
The breakdown in the operation of management’s control process occurred in respect of a single GAAP difference related to the deferred tax treatment of a specific change to tax legislation in the United Kingdom that was enacted during the year ended March 31, 2009. Specifically, management’s control process failed to identify, by appropriate enquiry of third party advisors, an interpretation of FASB Statement 109 Accounting for Income Taxes that would have confirmed a need to introduce a new, and material, item into the US GAAP reconciliation and related disclosures that appear at note 28, to our consolidated financial statements for the year ended March 31, 2009.
Management intends to remediate this control breakdown by a more regular and systematic engagement with its third party advisors in future periods.
Scope
Management has excluded Yancheng China Water Company Limited, Zhumadian China Water Company Limited, Servicomunal S.A. and Servilampa S.A. from its assessment of internal control over financial reporting as of March 31, 2009 because they were acquired by the Company in purchase business combinations during the fiscal year.
Changes in Internal Control over Financial Reporting
During our fiscal year ended March 31, 2009 management has worked on a number of projects whose objectives were to make improvements to our internal control over financial reporting by the end of the fiscal year. A significant number of these improvement projects involved the design of key controls, the operational effectiveness of which has subsequently been tested either by a member of the management team who is independent of the control process, or by internal audit. Furthermore, many of these improvements to our internal control over financial reporting were implemented during the fourth quarter of our fiscal year 2009. It is important that they become part of our monthly, quarterly and annual reporting procedures that management follow when preparing financial statements for future periods. We intend to monitor this with the assistance of internal audit during our fiscal year 2010.
Item 15T. Controls and Procedures
Not applicable
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
Item 16C. Principal Accountant Fees and Services
The principal accountant fees and services for the fiscal years 2009 and 2008 are shown below.

Fees and services rendered ($’000)	2009	2008

Audit Fees	1,393	1,265
Audit-Related Fees	265	305
Tax Fees	971	163
All Other Fees	343	1,231
Audit-Related Fees consist of reviews of quarterly financial statements.
Tax Fees consist of tax advisory, tax compliance and tax return preparation and review.
Other Fees consist of work on SEC and other external non-regulatory reporting requirements, audits required by regulatory bodies and other non-audit and non-tax professional advice.
We have established a policy addressing the independence of our external auditors and the provision of services by our external auditors. In monitoring the extent of non-audit services that the external auditors can provide we aim to reduce the potential for their independence and objectivity to become compromised.
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
Our Audit Committee was formed following the completion of our initial public offering in January 2008. Since our initial public offering all fees to be paid to and services to be performed by our external auditors have been approved by the Audit Committee. Prior to the Audit Committee’s establishment the fees and services provided by our external auditors were approved by our Chief Executive Officer and Chief Financial Officer in consultation with other members of our previous Supervisory Board.
Item 16D. Exemptions from the Listing Standards for Audit Committees
During the fiscal year ended March 31, 2009 we relied on an exemption from the independence standards for a minority of the members of our Audit Committee (Mr. Larry Magor), which exemption continued for one (1) year from the effective date of our registration statement on January 28, 2008. Such reliance did not materially adversely affect the ability of our Audit Committee to act independently. Mr. Magor resigned from the Audit Committee on January 27, 2009.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
No purchases of equity securities have been made by us or any affiliated purchasers in the periods presented in this annual report.
Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G. Corporate Governance
Cascal is a company organized under the laws of The Netherlands and qualifies as a foreign private issuer listed on the New York Stock Exchange (“NYSE”). Under the NYSE corporate governance rules as set forth in the NYSE Manual listing standards, foreign private issuers such as Cascal are permitted to follow home country corporate governance practices in certain circumstances in lieu of the NYSE corporate governance rules followed by U.S. domestic companies. Under the NYSE corporate governance rules, however, Cascal is required to disclose any significant differences between the corporate governance practices that it follows under the laws of The Netherlands and those followed by U.S. domestic companies under NYSE listing standards. Although Cascal has substantially followed the corporate governance provisions of Section 303A of the NYSE Manual, the corporate governance practices under the laws of The Netherlands are different from the corporate governance practices that U.S. companies are required to follow under NYSE listing standards, as set forth in Section 303A of the NYSE Manual.
The following discussion summarizes such differences:

Under Dutch law, the general meeting of shareholders is entitled to appoint and remove Cascal’s independent registered public accounting firm although our audit committee is directly responsible for the recommendation of the appointment and compensation of the independent registered public accounting firm and oversees and evaluates the work of our independent registered public accounting firm.
In addition, under NYSE listing standards, shareholders of U.S. corporations must be given the opportunity to vote on equity compensation plans and material revisions thereto, with limited exceptions set forth in the NYSE rules, including an exception for foreign private issuers such as Cascal, who follow the laws of the country of organization. Under Dutch law, a policy for remuneration of the members of our board must be adopted by the general meeting of shareholders. Our 2008 Long Term Incentive Plan, described in Item 6 “Directors, Senior Management and Employees — Compensation”, was approved and adopted by our sole shareholder.

PART III
Item 17. Financial Statements
We furnish financial statements pursuant to Item 18.
Item 18. Financial Statements
Our consolidated financial statements are included at the end of this annual report at pages F-1 to F-71.
Item 19. Exhibits

Exhibit
Number	Description

1.1	Articles of Association. (1)

2.1	Specimen Share Certificate. (1)

4.1.1	Instrument of Appointment by the Secretary of State for the Environment of The Bournemouth and District Water Company (now Bournemouth & West Hampshire Water Plc) as a water undertaker under the Water Act of 1989. (2)

4.1.2	Water Industry Act 1991 Section 13 Modifications of the Conditions of Appointment of Bournemouth and West Hampshire Water plc, effective April 1, 2005. (2)

4.1.3	Water Act 2003, Modification of the Conditions of Appointment of All Water and Sewerage Undertakers and All Water Undertakers, effective September 15, 2005. (2)

4.1.4	Water Act 2003, Section 37(4) and (5), Modification of Condition N of the Conditions of Appointment of Every Water Undertaker and Every Water and Sewerage Undertaker in England and Wales, effective October 1, 2005. (2)

4.1.5	Water Act 2003, Modification of the Conditions of Appointment of All Water and Sewerage Undertakers and All Water Undertakers, effective September 1, 2006. (2)

4.1.6	Water Industry Act 1991, Section 13(1) Modification of the Conditions of Appointment of Bournemouth and West Hampshire Water plc, effective December 15, 2006. (2)

4.1.7	Water Act 2003, Modification of the Conditions of Appointment of All Water and Sewerage Undertakers and All Water Undertakers, effective September 1, 2007. (2)

4.2.1	Share Purchase Agreement, dated June 27, 2006, between Biwater Plc, Adrian Edward White, and Cascal B.V. (2)

4.2.2	Supplement dated November 23, 2006, to the Share Purchase Agreement, dated June 27, 2006, between Biwater Plc, Adrian Edward White, and Cascal B.V. (2)

4.2.3	Addendum dated November 2, 2007, to Share Purchase Agreement, dated June 27, 2006, between Biwater Plc, Adrian Edwin White and Cascal B.V. (2)

4.3	Amended and Restated Secured Index-Linked Term Facility Agreement £65,000,000 Facility Agreement, dated April 20, 2005, made between Bournemouth & West Hampshire Water PLC, Bournemouth & West Hampshire Water Holdings Limited, Artesian Finance II PLC, Bournemouth Water PLC, West Hampshire Water PLC, and The Royal Bank of Scotland PLC, acting as Agent and as Index Calculation Agent. (2)

4.4.1	£10,110,000 Term and Letter of Credit Facility Agreement, dated June 21, 2006, made between Cascal Services Limited and The Royal Bank of Scotland PLC, as original Lender, Issuing Bank, Arranger and Agent. (2)

Exhibit
Number	Description

4.4.2	Amendment Agreement, dated June 29, 2007, relating to the £10,110,000 Term and Letter of Credit Facility Agreement, dated June 21, 2006, between Cascal Services Limited and The Royal Bank of Scotland PLC, acting as the sole Lender, Issuing Bank, Arranger and Agent. (2)

4.4.3	Subordination Agreement, dated June 29, 2007, among Cascal Services Limited, as Borrower, The Royal Bank of Scotland, as the Senior Creditor, and Biwater Capital PLC, as the Junior Creditor. (2)

4.5	£32,690,000 Subordinated Secured Term and Letter of Credit Facility Agreement, dated June 21, 2006, made between Bournemouth & West Hampshire Water Plc, The Royal Bank of Scotland PLC, as arranger, The Financial Institution listed in Schedule 1, as lender, The Royal Bank of Scotland PLC, as issuing bank, The Royal Bank of Scotland PLC, as agent of the other Facility Parties, and Cascal B.V. (2)

4.6.1	Secured Term Loan Facility Agreement, dated August 10, 2000, between The Greater Nelspruit Utility Company (Proprietary) Limited, The Development Bank of Southern Africa Limited, and Nedbank Limited. (2)

4.6.2	Amendment, dated August 4, 2005, to the Secured Term Loan Facility Agreement, dated August 10, 2000, between The Greater Nelspruit Utility Company (Proprietary) Limited, The Development Bank of Southern Africa Limited, and Nedbank Limited. (2)

4.7	Agreement Relating to Registration Rights and Other Matters between Biwater Investments Limited and Cascal B.V., dated as of January 1, 2008. (2)

4.8	Non-compete, Confidentiality and Director Non-Removal Agreement between Biwater plc and Cascal B.V., dated as of January 3, 2008. (2)

4.9	Operations and Maintenance Agreement, dated July 6, 2000, by and between Aguas De Panama, S.A. and Biwater International Limited. (2)

4.10.1	Fortis Letter of Guarantee of Loan Agreement between Siza Water Company (Proprietary) Limited and Biwater PLC, dated September 14, 2007. (2)

4.10.2	Deed of Indemnity, dated November 16, 2007, by Cascal B.V. for the benefit of Biwater Plc, in relation to Letter of Guarantee issued by Fortis Bank S.A./N.V., dated September 14, 2007. (2)

4.11.1	Amsterdam Letter Lease, dated September 26, 2006, between Equity Trust Co. N.V. and Cascal B.V. (2)

4.11.2	Side Agreement, dated October 3, 2006, between Cascal B.V. and Biwater Contracting B.V. relating to Amsterdam office lease. (2)

4.12	Intercompany Loan Agreement between Biwater PLC and Cascal B.V., dated April 30, 2007. (2)

4.13	Intercompany Loan Agreement between Cascal B.V. and Biwater PLC, dated June 21, 2007. (2)

4.14	Intercompany Loan Agreement between Cascal Services Limited and Biwater PLC, dated June 21, 2007. (2)

4.15	Intercompany Loan Agreement between Biwater B.V. and Cascal B.V., dated December 21, 2007, relating to the Deed of Priorities, dated November 16, 2007, between Biwater, Cascal and HSBC Bank plc. (1)

4.16.1	Intercompany Loan Agreement between Cascal B.V. and Biwater PLC, dated June 28, 2006. (2)

4.16.2	Amendment No. 1 to the Intercompany Loan Agreement, dated December 13, 2006, between Cascal B.V. and Biwater Plc. (2)

Exhibit
Number	Description

4.16.3	Amendment No. 2 to the Intercompany Loan Agreement, dated April 12, 2007, between Cascal B.V. and Biwater PLC. (2)

4.17.1	Loan Agreement, dated April 11, 2003, between Aguas de Panama, S.A. and International Finance Corporation. (2)

4.17.2	Amendment and Waiver Agreement No. 1 to Loan Agreement, dated June 27, 2003, between Aguas de Panama, S.A. and International Finance Corporation. (2)

4.17.3	Amendment Agreement No. 2 to Loan Agreement, dated October 28, 2003, between Aguas de Panama, S.A. and International Finance Corporation. (2)

4.17.4	Deed of Indemnity, dated November 16, 2007, by Cascal B.V. for the benefit of Biwater Plc, in relation to Guarantee and Share Retention Agreement between Aguas de Panama S.A. and International Finance Corporation, dated April 11, 2003. (2)

4.18	Services Agreement between Biwater International Limited and Cascal Services Limited, dated October 1, 2006. (2)

4.19	Office Sharing Agreement between Biwater Plc and Cascal Services Limited, dated October 1, 2006. (2)

4.20	Agreement for Office Space for Cascal Manager in Biwater Eko Activ Office in Sofia Bulgaria, dated December 5, 2007. (2)

4.21.1	Fifth Definitive Trust Deed and Rules of Biwater Retirement and Security Scheme, Ex-WCAPS Edition, dated April 1, 2003, among Biwater Plc and the Trustees. (2)

4.21.2	Biwater Retirement and Security Scheme, Deed of Correction, dated May 14, 2003. (2)

4.21.3	Biwater Retirement and Security Scheme, Deed of Alteration, dated June 24, 2003. (2)

4.21.4	Biwater Retirement and Security Scheme, Deed of Alteration, dated September 29, 2003. (2)

4.21.5	Biwater Retirement and Security Scheme, Deed of Alteration, dated September 30, 2003. (2)

4.21.6	Biwater Retirement and Security Scheme, Deed of Alteration, dated July 9, 2004. (2)

4.21.7	Biwater Retirement and Security Scheme, Deed of Adherence in respect of Farrer Consulting Limited, dated May 10, 2006. (2)

4.21.8	Biwater Retirement and Security Scheme, Deed of Alteration, dated January 18, 2008. (1)

4.21.9	Biwater Retirement and Security Scheme, Deed of Agreement, dated January 23, 2008. (1)

4.22	Name License between Biwater plc and Cascal N.V., dated as of November 1, 2007. (2)

4.23	Name License between Cascal N.V. and Biwater plc, dated as of November 1, 2007. (2)

4.24	2008 Long Term Incentive Plan. (2)

4.25	2008 Non-Executive Director Share Ownership Plan. (2)

4.26	Amendment and Restatement Agreement, dated June 12, 2008, for Cascal N.V. arranged by HSBC Bank PLC as Arranger, Agent, Security Agent, and Issuing Bank (relating to a Facility Agreement originally dated June 25, 2007, as amended and restated on November 2, 2007 and as further amended on November 19, 2007). (3)

4.27	Fee Letter, dated as of August 10, 2007, to Cascal B.V. from Biwater Plc. (2)

4.28	Amendment and Restatement Agreement, dated June 28, 2009, for Cascal N. V. arranged by HSBC Bank PLC as Arranger, Agent, Security Agent, and Issuing Bank (relating to a Facility Agreement originally dated June 25, 2007, as amended and restated on November 2, 2007, as further amended on November 19, 2007, as further amended and restated on June 12, 2008 and as further amended on February 23, 2009).

Exhibit
Number	Description
6.1	Statement Regarding Computation of Per Share Earnings.

8.1	Subsidiaries of Cascal.

12.1	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act.

12.2	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act.

13.1	Certification furnished pursuant to Rule 13a-14(b) of the Securities Exchange Act (such certificate is not deemed filed for purpose of Section 18 of the Securities Exchange Act and is not deemed to be incorporated by reference into any filing under the Securities Act or the Securities Exchange Act).

13.2	Certification furnished pursuant to Rule 13a-14(b) of the Securities Exchange Act (such certificate is not deemed filed for purpose of Section 18 of the Securities Exchange Act and is not deemed to be incorporated by reference into any filing under the Securities Act or the Securities Exchange Act).

(1)	Incorporated by reference to our Registration Statement on Form F-1/A, File No. 333-148508, filed with the SEC on January 23, 2008.

(2)	Incorporated by reference to our Registration Statement on Form F-1, File No. 333-148508, filed with the SEC on January 7, 2008.

(3)	Incorporated by reference to our Annual Report on Form 20-F, filed June 25, 2008.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CASCAL N.V.
	By:	/s/ Stephane Richer
		Name:	Stephane Richer
Date: July 1, 2009		Chief Executive Officer

Report of Independent Registered Public Accounting Firm
To the board of directors and shareholders of Cascal N.V.:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Cascal N.V. and its subsidiaries and joint ventures at March 31, 2009 and March 31, 2008 and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2009, in conformity with accounting principles generally accepted in The Netherlands. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because a material weakness in internal control over financial reporting related to the operating effectiveness of the completeness control over the identification of material differences between accounting principles generally accepted in The Netherlands and accounting principles generally accepted in the United States of America, existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Item 15, Controls and Procedures. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the March 31, 2009 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in management’s report referred to above. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which was an integrated audit in the period ended March 31, 2009). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Accounting principles generally accepted in The Netherlands vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 28 to the consolidated financial statements.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We do not express an opinion or any other form of assurance on management’s statement referring to how the Company intends to remediate the material weakness.
As described in management’s report referred to above, management has excluded Yancheng China Water Company Limited, Zhumadian China Water Company Limited, Servicomunal S.A. and Servilampa S.A. from its assessment of internal control over financial reporting as of March 31, 2009, because they were acquired by the Company in purchase business combinations during the fiscal year.
As described in Note 1 to the consolidated financial statements, these financial statements have been prepared for the purposes of an annual U.S. Securities and Exchange Commission filing and do not represent the Statutory Annual Report & Accounts of the Company as of March 31, 2009 or for any of the periods presented as required under the Netherlands Civil Code.

The Hague, 1 July 2009
PricewaterhouseCoopers Accountants N.V.
/s/ W. H. Jansen RA

W. H. Jansen RA
The accompanying notes form an integral part of these consolidated financial statements.

Cascal
Consolidated Balance Sheets

		March 31,	March 31,
Amounts expressed in thousands of USD	Notes	2009	2008
Assets
Fixed Assets
Intangible fixed assets	5	42,860	18,424
Tangible fixed assets	6	397,593	366,357
Financial fixed assets	7	19,298	26,685

		459,751	411,466

Current Assets
Stocks and work in progress	8	5,901	2,083
Debtors	9	51,350	54,474
Cash at bank and in hand	10	34,678	54,380

		91,929	110,937

Total Assets	18	551,680	522,403

Shareholders’ Equity & Liabilities
Shareholders’ equity		118,214	136,726
Minority shareholders’ interest	11	35,080	16,101

Group Equity		153,294	152,827

Negative goodwill	12	1,210	1,232
Provisions	13	60,328	65,677
Deferred revenue	13	51,708	60,664
Long term liabilities	14	161,812	190,190
Current liabilities	15	123,328	51,813

Total Liabilities	18	398,386	369,576

Total Shareholders’ Equity and Liabilities		551,680	522,403

The accompanying notes form an integral part of these consolidated financial statements.

Cascal
Consolidated Statements of Income

Amounts, except share and per		Year ended March 31, 2009			Year ended March 31, 2008			Year ended March 31, 2007
share amounts, expressed in		Continuing	Discontinued		Continuing	Discontinued		Continuing	Discontinued
thousands of USD	Notes	Operations	Operations	Total	Operations	Operations	Total	Operations	Operations	Total
Revenue	18	163,396	—	163,396	157,777	2,865	160,642	118,567	3,136	121,703

Operating Expenses
Raw and auxiliary materials and other external costs		42,041	—	42,041	34,499	689	35,188	23,120	701	23,821
Staff costs	18,19	33,735	—	33,735	33,675	673	34,348	23,771	660	24,431
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	18,20	22,968	—	22,968	22,740	46	22,786	17,932	48	17,980
Profit on disposal of intangible and tangible fixed assets		(688)	—	(688)	(749)	—	(749)	(989)	—	(989)
Other operating charges		28,563	—	28,563	27,060	1,000	28,060	18,188	1,258	19,446
Incremental offering-related costs		—	—	—	767	—	767	809	—	809

		126,619	—	126,619	117,992	2,408	120,400	82,831	2,667	85,498
Operating Profit	18	36,777	—	36,777	39,785	457	40,242	35,736	469	36,205

(Loss)/Gain on disposal / termination of subsidiary	22	—	(68)	(68)	—	1,691	1,691	—	—	—
Net Financial Income and Expense
Exchange rate results		9,975	—	9,975	(2,267)	(114)	(2,381)	(6,778)	(4)	(6,782)
Interest income	18	2,740	11	2,751	2,839	96	2,935	2,652	35	2,687
Interest expense	18	(16,319)	—	(16,319)	(20,165)	(73)	(20,238)	(16,380)	(17)	(16,397)

		(3,604)	11	(3,593)	(19,593)	(91)	(19,684)	(20,506)	14	(20,492)

Profit before Taxation		33,173	(57)	33,116	20,192	2,057	22,249	15,230	483	15,713
Taxation	18,23	(14,232)	(31)	(14,263)	(9,359)	(357)	(9,716)	(6,806)	(138)	(6,944)

Profit after Taxation		18,941	(88)	18,853	10,833	1,700	12,533	8,424	345	8,769
Minority Interest	11	(1,012)	—	(1,012)	(945)	—	(945)	(753)	—	(753)

Net Profit	18	17,929	(88)	17,841	9,888	1,700	11,588	7,671	345	8,016

Earnings per share — Basic and Diluted	25	0.59	(0.01)	0.58	0.42	0.07	0.49	0.36	0.01	0.37

Weighted average number of shares — Basic and Diluted	25	30,566,007	30,566,007	30,566,007	23,329,982	23,329,982	23,329,982	21,849,343	21,849,343	21,849,343

The accompanying notes form an integral part of these consolidated financial statements.

Cascal
Consolidated Statements of Changes in Shareholders’ Equity
The changes in shareholders’ equity are summarized as follows:

	Issued	Common Shares			Unallocated
	share	Share premium	Currency	Retained	results
Amounts expressed in thousands of USD	capital	account	translation	earnings	for the year	Total
Balance at March 31, 2006	13,226	113,855	7,132	(41,908)	26,734	119,039

Appropriation of prior year’s result	—	—	—	13,003	(13,003)	—
Distributions to shareholders	—	(86,400)	(595)	—	(7,402)	(94,397)
Net result for the year	—	—	—	—	8,016	8,016
Currency translation	1,321	(1,316)	5,894	—	(5)	5,894

Net movement for the year	1,321	(87,716)	5,299	13,003	(12,394)	(80,487)

Balance at March 31, 2007	14,547	26,139	12,431	(28,905)	14,340	38,552

Appropriation of prior year’s result	—	—	—	—	—	—
Issue of shares	6,466	98,218	—	—	—	104,684
Costs of share issue	—	(18,503)	—	—	—	(18,503)
Distributions to shareholders	—	(4,000)	—	—	—	(4,000)
Transfer of reserves	—	(12,804)	—	28,905	(16,101)	—
Net result for the year	—	—	—	—	11,588	11,588
Currency translation	3,207	(1,266)	2,464	—	—	4,405

Net movement for the year	9,673	61,645	2,464	28,905	(4,513)	98,174

Balance at March 31, 2008	24,220	87,784	14,895	—	9,827	136,726

Appropriation of prior year’s result	—	—	—	4,326	(4,326)	—
Distributions to shareholders	—	—	—	—	(5,502)	(5,502)
Net result for the year	—	—	—	—	17,841	17,841
Currency translation	(3,929)	—	(26,922)	—	—	(30,851)

Net movement for the year	(3,929)	—	(26,922)	4,326	8,013	(18,512)

Balance at March 31, 2009	20,291	87,784	(12,027)	4,326	17,840	118,214

The issued share capital and share premium account balances in the above table reflect the retroactive effect of the recapitalization and stock split as shown in note 29 for the relevant comparative periods.
The authorized share capital of the Company as at March 31, 2009 amounts to EUR 50 million (USD 66.4 million) and consists of 100,000,000 common shares of EUR 0.50 (USD 0.66) each. Issued share capital amounts to EUR 15.3 million (USD 20.3 million) and consists of 30,566,007 common shares with a nominal value of EUR 0.50 (USD 0.66) each. Share capital denominated in Euros has been translated into US Dollars using the year end exchange rates set out in note 4 to these financial statements. For distributions per share see note 26 to these consolidated financial statements.
The currency translation account records the effect of exchange rates on the reported results and shareholders’ equity of subsidiaries and joint ventures when converted from their functional currency into the Group’s reporting currency.
The accompanying notes form an integral part of these consolidated financial statements.

Cascal
Consolidated Statements of Cash Flows

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2009	2008	2007
Cash Flow from Operating Activities
Net profit	17,841	11,588	8,016
Adjustments for:
Minority interest	1,012	945	753
Taxation	14,263	9,716	6,944
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	22,968	22,786	17,980
Profit on disposal of intangible and tangible fixed assets	(688)	(749)	(989)
Interest income	(2,751)	(2,935)	(2,687)
Interest expense	16,319	20,238	16,397
Exchange rate results	(9,975)	2,381	6,782
(Loss)/Gain on disposal/termination of subsidiary	68	(1,691)	—
Changes in provisions	5,033	6,038	(1,286)
Changes in stocks and work in progress	(2,754)	170	(421)
Changes in debtors	(144)	2,897	(14,331)
Changes in current liabilities	(4,539)	(2,774)	6,842
Changes in long term debtors	—	(687)	(81)
Interest received	2,820	1,967	1,574
Interest paid	(9,951)	(14,595)	(10,912)
Tax paid	(6,810)	(7,193)	(4,081)

	42,712	48,102	30,500

Cash Flow from Investing Activities
Purchases of intangible fixed assets	(136)	(148)	(270)
Purchases of tangible fixed assets	(45,927)	(34,370)	(29,108)
(Increase)/Decrease in restricted cash balances	(49)	269	(1,048)

Total capital expenditure	(46,112)	(34,249)	(30,426)

Proceeds from disposals of intangible fixed assets	—	4	—
Proceeds from disposals of tangible fixed assets	1,690	1,081	1,720

Total proceeds from disposals of fixed assets	1,690	1,085	1,720

Purchase of joint ventures and subsidiaries, net of cash	(58,333)	395	(26,692)
Proceeds from disposal/termination of subsidiaries, net of cash	2,164	2,599	2,480

	(100,591)	(30,170)	(52,918)

Cash Flow from Financing Activities
Issue of shares (net of costs of issue)	—	86,181	—
Issue of shares to minority shareholder in China Water	1,972	3,311	—
New loans	57,234	16,833	70,809
Loans repaid	(12,931)	(86,185)	(6,075)
Changes in bank overdrafts	201	(7,693)	7,400
Distributions made to shareholders	(5,502)	(4,000)	(92,612)
Dividend paid to minority interests	(434)	(513)	—

	40,540	7,934	(20,478)

Total Cash Flow	(17,339)	25,866	(42,896)

Exchange and translation differences on cash at bank and in hand	(2,363)	193	2,046

	(19,702)	26,059	(40,850)

Cash at bank and in hand at beginning of period	54,380	28,321	69,171

Cash at bank and in hand at end of period	34,678	54,380	28,321

The accompanying notes form an integral part of these consolidated financial statements.

Cascal
Notes to the Consolidated Financial Statements
1—General
Activities
The activities of Cascal N.V. (the “Company”), its subsidiaries and joint ventures (together, the “Group”) involved the provision of high quality water and wastewater services to customers in seven countries. These services are provided under long term contracts or licenses that typically give the Group the exclusive right to provide its services within a defined geographical area. The Group’s most significant geographical area of operations is the United Kingdom.
Group structure
From April 1, 2008 until March 31, 2009 42% of the Company’s stock has been publicly traded with the remainder owned by Biwater Investments Limited.
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
Basis of presentation
These consolidated financial statements have been prepared in accordance with the statutory provisions of Part 9, Book 2, of the Dutch Civil Code and the firm pronouncements in the Dutch Accounting Standards as used by the Dutch Accounting Standards Board (Dutch GAAP). They do not represent the Statutory Annual Report & Accounts of the Company as of March 31, 2009 or for any of the periods presented (see note 3).
Certain amounts have been reclassified within the comparative periods so as to be consistent with the current period’s presentation.
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

The consolidated financial statements are based upon a March 31 fiscal year end. Certain of the subsidiary and joint venture companies, for local statutory and regulatory reasons, have an annual reporting date of December 31. Each year the directors consider whether transactions recorded by these entities during the three months ended March 31 could cause a material distortion of the Group’s financial position or results of operations. Whenever this possibility exists adjustments are made to the consolidated financial statements in order to correct the distortion that would otherwise be present. Adjustments were made regarding the early termination of our operation and maintenance contract in Mexico in January 2008 in the year ended March 31, 2008.
The consolidated financial statements comprise Cascal N.V. together with the following subsidiary companies and participating interests in joint ventures:

		Proportion of issued
Company	Domicile	capital held
BWH Investments BV	The Netherlands	100	%(23)
BWH Holdings (South Africa) BV	The Netherlands	100	%(23)
Cascal Holdings Limited	United Kingdom	100	%(24)
Cascal Investment Limited	United Kingdom	100	%(1)
Cascal Services Ltd.	United Kingdom	100%
BWS Finance Ltd.	United Kingdom	100%
Cascal Plc	United Kingdom	100	%(21)
Bournemouth & West Hampshire Water Group Ltd.	United Kingdom	100%
Bournemouth & West Hampshire Holdings Ltd.	United Kingdom	100%
Bournemouth & West Hampshire Water Plc	United Kingdom	100%
Bournemouth Water Plc	United Kingdom	99	%(2)
West Hampshire Water Plc	United Kingdom	99	%(3)
Bournemouth Water Ltd.	United Kingdom	100%
West Hampshire Water Ltd.	United Kingdom	100%
Bournemouth & West Hampshire Enterprise Limited	United Kingdom	100%
Mill Stream Insurance Limited	United Kingdom	100%
Aquacare (BWHW) Ltd.	United Kingdom	100	%(22)
Pre-Heat Limited	United Kingdom	100	%(4)
Cascal (Chile) S.A.	Chile	100	%(5)
Aguas Santiago S.A.	Chile	100	%(5)
Servicios y Construcciones Biwater S.A.	Chile	100	%(5)
Inversiones Libardon S.A.	Chile	100	%(5)
Aguas Chacabuco S.A.	Chile	100	%(5)
Aguas de Quetena S.A.	Chile	100	%(5)
Bayesa S.A.	Chile	100	%(5)
Cascal BV (Chile) Limitada	Chile	100%	(5)(6)
Inversiones Cascal S.A.	Chile	100	%(5)
Inversiones Aguas del Sur Limitada	Chile	100	%(5)
Aguas de la Portada S.A.	Chile	100%	(5)(6)
Servicomunal S.A.	Chile	100%	(5)(25)
Servilampa S.A.	Chile	100%	(5)(25)
Belize Water Services Ltd.	Belize	83	%(7)
Biwater Ingeniera y Proyectos S.A. de C.V.	Mexico	100%	(5)(8)
Agua Mexicana y Operaciones S.A. de C.V.	Mexico	100%	(5)(8)
Cascal Operations (Pty) Limited	South Africa	100%
The Greater Nelspruit Utility Company (Pty) Ltd	South Africa	100	%(10)
Siza Water Company (Proprietary) Limited	South Africa	73.42	%(11)
P.T. Adhya Tirta Batam	Indonesia	50%	(5)(9)
P.T. Adhya Tirta Sriwijaya	Indonesia	40%	(5)(9)
Subic Water & Sewerage Company Inc.	Philippines	30	%(9)
Aguas de Panama, S.A.	Panama	100	%(1)
The China Water Company Limited	Cayman Islands	87	%(12)
The China Water Company (Xinmin) Limited	British Virgin Islands	87%	(12)(13)
The China Water Company (Yanjiao) Limited	British Virgin Islands	87%	(12)(13)(18)
The China Water Company (Qitaihe) Limited	British Virgin Islands	87%	(12)(13)
The China Water Company (Fuzhou) Limited	British Virgin Islands	87%	(12)(13)(18)
The China Water Company (Mauritius) Limited	Mauritius	87%	(12)(13)(18)
CWC Water Management Company Limited	British Virgin Islands	87%	(12)(13)(18)
China Water Company (Fuzhou) Limited	Hong Kong	87	%(13)
China Water Company (Yanjiao) Limited	Hong Kong	87	%(13)
China Water Company (Zhumadian) Limited	Hong Kong	87	%(13)
China Water Company (Yancheng) Limited	Hong Kong	87	%(13)
Fuzhou CWC Water Company Limited	People’s Republic of China	62.64%	(12)(14)
(Shenyang) Xinmin CWC Water Company Limited	People’s Republic of China	79.09%	(12)(15)
Sanhe Yanjiao CWC Water Company Limited	People’s Republic of China	82.08%	(12)(16)
Qitaihe CWC Water Company Limited	People’s Republic of China	79.09%	(12)(17)
Yancheng China Water Company Limited	People’s Republic of China	42.63%	(9)(19)(20)
Zhumadian China Water Company Limited	People’s Republic of China	44.37%	(26)(27)

(1)	Acquired on June 30, 2006.

(2)	Company changed name to Alderney Water Plc in January 2006 and was dissolved in February 2006.

(3)	Company changed name to Knapp Mill Water Plc in January 2006 and was dissolved in February 2006.

(4)	Acquired on February 1, 2007.

(5)	Indicates a December 31 reporting date has been used for consolidation into our March 31 results, and hence the results of these companies are incorporated with a three-month lag.

(6)	Companies were dissolved in November 2004.

(7)	Interests were divested in October 2005.

(8)	Operations were terminated in January 2008.

(9)	Jointly controlled entities, reported in these financial statements under the proportional consolidation method.

(10)	Includes a 52% interest owned by Cascal Operations (Pty) Limited.

(11)	Acquired on May 3, 2007.

(12)	Acquired on November 15, 2006.

(13)	100% of issued capital held by The China Water Company Limited.

(14)	72% of issued capital held by The China Water Company (Fuzhou) Limited.

(15)	90.91% of issued capital held by The China Water Company (Xinmin) Limited.

(16)	94.34% of issued capital held by The China Water Company (Yanjiao) Limited.

(17)	90.91% of issued capital held by The China Water Company (Qitaihe) Limited.

(18)	In the process of being dissolved/wound up.

(19)	Acquired on April 29, 2008.

(20)	49% of issued share capital held by China Water Company (Yancheng) Limited.

(21)	Company changed its name from Biwater Capital plc on September 26, 2007.

(22)	Company formed on March 4, 2008.

(23)	Liquidated on March 31, 2009.

(24)	Incorporated on September 25, 2008.

(25)	Acquired on June 27, 2008.

(26)	Acquired on July 23, 2008.

(27)	51% of issued share capital held by China Water Company (Zhumadian) Limited.
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
Revenue received in advance of performance is recognized as deferred revenue. When performance occurs, the deferred revenue is released and simultaneously reported as revenue. This situation primarily arises in the United Kingdom, where approximately 44% of the billing is based on property values and billed periodically throughout the year.

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
     Pensions
The Company reviews its actuarial assumptions on an annual basis and makes modifications to them when it is appropriate to do so. While management believes that the actuarial assumptions are appropriate, any significant changes to those used in connection with the United Kingdom plan could materially affect both the balance sheet and statement of income and result in an increase in the statement of income charge in relation to pensions in future years, and as a consequence affect the asset or liability reflected on the balance sheet.
     Deferred tax
The Company is required to make a judgment as to the value of any deferred tax assets to be recognized for loss carry-forwards. Deferred tax assets amounting to USD 15.6 million have been recognized on the balance sheet as of March 31, 2009. The deferred tax assets in respect of tax losses are regarded as more likely than not to be recoverable against future forecast taxable profits.
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
Certain of our subsidiaries engage in infrastructure construction projects that can last more than twelve months. Revenue from such construction contracts is recognized on final completion of the contract. Costs incurred during construction are recognized as work in progress until construction is complete.
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
Land and buildings—5 to 75 years
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
Where there is a legal obligation on the Group to remove or retire an asset, the present value of the expected costs of disposal are recorded as part of the cost of the asset, together with the recognition of the future liability. The costs are included in the periodic depreciation charge for the asset, based on its useful economic life. At March 31, 2008 and 2009 the Group had no material legal or contractual obligations of this type.
Intangible fixed assets
     Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the identifiable net assets of the acquired subsidiary or joint venture at the date of acquisition. Goodwill is initially recorded at cost and then subsequently amortized on a straight line basis over its estimated useful economic life up to a maximum of 20 years. The useful economic life is greater than 5 years as the businesses acquired are operating longer term contracts and concessions.
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
     Other intangible assets
Within other intangible assets there are customer contracts recorded at fair value and amortized over the useful economic life of those agreements. The useful economic lives of those contracts and agreements range from 4 to 30 years.
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
Certain of our subsidiaries engage in infrastructure construction projects which can last more than twelve months. Revenue from such construction contracts is recognized on final completion of the contract. Costs incurred during construction are recognized as work in progress until construction is complete.
Debtors
Trade debtors are included in the financial statements at the fair value of the amount receivable, usually the face value, and subsequently at amortized cost. A provision is made for doubtful debts when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. When the amount provided is then subsequently collected, the related provision is released. If the amount provided proves to be uncollectible, the receivable and the related provision are both written off. No provision is made where the overdue debt is being recovered under a payment plan and the customer is complying with the terms of that plan.
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
The pension provision carried in the balance sheet at March 31, 2009 is the present value of pension benefit obligations under the defined benefit plans, net of the fair value of the plans’ assets against which unrecognized actuarial gains and losses and unrecognized past service costs are set. The pension provision is measured annually by independent actuaries using the actuarial method known as the “Projected Unit Credit” method. The present value of the obligation is computed by discounting estimated future cash flows, using interest rates available from high quality corporate bonds having a term consistent with the term of the related pension obligation.
Actuarial gains and losses arising from changes in actuarial assumptions exceeding 10% of the higher of pension benefit obligations and the fair value of plan assets at the beginning of the financial year are credited or charged to the statement of income over the expected average remaining service lives of the employees concerned. Actuarial gains and losses within this 10% corridor are not recognized, as they are regarded as falling within the level of normal variations expected in the assets and liabilities of a pension plan.
Unrecognized past service costs are taken directly to the statement of income unless the changes in the pension plan depend on the employees affected remaining in service for a specific period (the qualifying period). In that case, the past service costs are recognized on a straight line basis over the qualifying period.
In addition the Group has liabilities under a pre-existing defined benefit pension plan in connection with its recently acquired subsidiary in Zhumadian, China. Under the plan there are retired and semi-retired employees for which there is a pension liability. However no future liabilities can accrue in connection with current non-retired employees or any new employees. The liability will be discharged over time out of cash resources and there are no plan assets.
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
Deferred tax assets, including those arising from losses carried forward, are recorded to the extent that it is more likely than not that future taxable profits will be available to offset the losses.

Deferred tax is provided on temporary differences arising on investments in subsidiaries and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.
Deferred tax liabilities are reported within provisions and deferred tax assets are reported, net of provisions, as financial fixed assets. Deferred tax assets and liabilities are reported at nominal value.
Long term borrowings
Long term borrowings are recorded at the amount received adjusted for any premium or discount. The transaction costs are those expenses directly incurred in raising the financing. The difference between the carrying value and the ultimate redemption value, together with the interest payable, is recognized as the effective interest cost in the statement of income over the term of the borrowing.
Interest on borrowings is capitalized to the extent it relates to financing required while an asset is in the course of construction. The interest to be capitalized is calculated based on the interest payable on loans specifically taken out to finance the construction phase, and on the weighted average interest rates applying to loans outstanding, though not specifically arranged for the purpose of the asset’s construction, in proportion to the asset’s cost and period of construction.
Accounting for leases
     Finance leases
Where the Group leases certain tangible fixed assets and has substantially assumed the risks and rewards of ownership of these assets, the lease is accounted for as a finance (or capital) lease. At inception of the lease contract, the assets are capitalized in the balance sheet at their fair values, or the present value of the guaranteed minimum lease payments if lower. Lease payments are split on an annuity basis between capital redemption and interest, based on the marginal cost of borrowing of the Group company that leases the asset. The lease obligations, excluding the interest element, are reported as long term liabilities, except for the amount due within 12 months of the balance sheet date, which is reported in current liabilities. The interest component of the lease payment is charged to the statement of income. Leased assets are depreciated over their remaining useful economic lives or the lease term, if shorter.
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
Derivative financial instruments and hedging
The Group may, from time to time, enter into certain derivative financial instruments. The Group has not designated any of these as hedging instruments. Instruments that are designated as derivatives will be recognized in the balance sheet at fair value. Fair value is the amount at which the derivative could be settled between a willing buyer and seller in an arm’s length transaction. In general, changes in the fair values of derivatives that are effective as hedges are matched in either the statement of income or shareholders’ equity with the changes in the underlying asset or liability or cash flows that are attributable to the hedged risk. Changes in the fair value of derivatives that are not effective as hedges are recognized directly in the statement of income. At March 31, 2009 and at March 31, 2008 the Group had no such derivative contracts outstanding.
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
Foreign currency translation
     Transactions, receivables and payables
Transactions denominated in foreign currencies during the reporting period are recognized in the financial statements at the exchange rate prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange prevailing at the balance sheet date.
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
Note 22 to these financial statements includes the disclosures required under Dutch GAAP relating to discontinued operations.
In addition, the Company has retrospectively presented in the statement of income the results of discontinued operations relating to the disposal of Belize Water Services Limited, Biwater Ingeniera y Proyectos S.A. de C.V. and the termination of operations by Agua Mexicana y Operaciones S.A. de C.V.
Dividend distribution
Dividend distribution to the Company’s shareholders is recognized as a liability in the Group’s financial statements in the period in which the dividends are approved by the Company’s shareholders.
Recent accounting pronouncements
Dutch GAAP:
The following important changes have been made to the guidelines in the 2008 edition of the Dutch Accounting Standards and become mandatory for the Company’s financial year ending March 31, 2010, the effects of which on the Company’s accounting policies have been considered by the directors:
Subsequent events — If the balance sheet is prepared before profit appropriation, then any dividends to be paid on preferred shares and any additions to the legal reserves will not be deducted from the share premium reserve or other reserves, but rather presented separately as a (negative) part of the equity. DAS 160);
Mergers and acquisitions — The option to recognize the part of negative goodwill that has no relation to expected losses corresponding to the chosen handling of positive goodwill, directly to equity or the result, is no longer applicable. Only the amount by which this part of goodwill exceeds the fair value of the identified non-monetary assets can be recognized directly to the result. (DAS 216);
Work in progress — This Standard is fully revised. Although the changes with respect to the contents are small, it is expressed more clearly that work in progress is not a part of inventory, but should be presented as a separate line item between inventory and receivables. This balance sheet item is the result of the recognition of project revenues and —costs in the income statement. The new standard also better connects to the recognition of revenues from rendering of services according to standard 270 Profit and loss statement. Under certain conditions the new Standard 221 is also applicable to property development. (DAS 221);
Share based payments — Up to edition 2007, the standards contain limited conditions with regard to share option plans for personnel. The new standard 275 deals with share based payments for personnel as well as other share based payments. Detailed guidance on recognition, presentation and disclosure of these payments is included. (DAS 275); and
Changes in Dutch Accounting Standard 271 on pensions — ‘RJ-Uiting 2008-6’ on changes in Dutch Accounting Standard 271 (RJ 271.3) with regard to pension accounting has been published on December 22, 2008. The ‘Uiting’ contains the text of RJ 271.3 including the changes that have been proposed earlier in ‘RJ-Uiting 2008-3’.
The ‘Uiting’ announces that late January 2009 a new draft standard on pension accounting will be published. This draft standard will mean an important change in pension accounting. The pension obligations of an entity towards employees will be the basic principle for pension accounting and the distinction between defined contribution and defined benefit plans will disappear.
These standards will become mandatory for the Company’s financial year ending March 31, 2010.

3—Statutory Annual Report & Accounts
These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in The Netherlands (Dutch GAAP). This is the same basis of presentation as the Statutory Annual Report and Accounts. However these consolidated financial statements do not represent the Statutory Annual Report & Accounts of the Company as of March 31, 2009 or for any of the periods presented.
4—Exchange rates
The following table provides the year end and average exchange rates for the currencies as included in the table against one US Dollar.

		Average		Average		Average
	As at	year ended	As at	year ended	As at	year ended
	March 31,	March 31,	March 31,	March 31	March 31,	March 31,
	2009	2009	2008	2008	2007	2007
Euro	0.753	0.708	0.631	0.705	0.751	0.779
British Pound	0.698	0.592	0.503	0.498	0.510	0.529
Chilean Peso	582.250	556.860	436.850	502.325	539.370	534.488
Mexican Peso	14.103	12.035	10.667	10.832	10.928	10.953
South African Rand	9.510	8.718	8.127	7.174	7.286	7.022
Indonesian Rupiah	11,555.000	10,260.000	9,205.000	9,171.000	9,118.000	9,102.769
Philippine Peso	48.325	46.135	41.770	44.217	48.070	50.246
Chinese Yuan	6.834	6.871	7.012	7.448	7.734	7.897

5—Intangible fixed assets

Amounts expressed in thousands of USD	Goodwill	Water rights	Other	Total
Net book value at March 31, 2007
At cost	5,342	14,548	3,851	23,741
Accumulated amortization	(1,995)	(4,264)	(336)	(6,595)

	3,347	10,284	3,515	17,146

Changes during the year:
Additions	12	—	148	160
Amortization	(431)	(510)	(640)	(1,581)
Currency translation differences—cost	59	3,414	409	3,882
Currency translation differences—amortization	(23)	(1,077)	(83)	(1,183)

	(383)	1,827	(166)	1,278

Net book value at March 31, 2008
At cost	5,413	17,962	4,408	27,783
Accumulated amortization	(2,449)	(5,851)	(1,059)	(9,359)

	2,964	12,111	3,349	18,424

Changes during the year:
Acquisition of minority interests, joint ventures and subsidiaries (notes 11, 24 and 25)	5,026	3,685	22,480	31,191
Additions	118	—	18	136
Amortization	(522)	(485)	(1,074)	(2,081)
Currency translation differences—cost	(1,160)	(4,836)	(737)	(6,733)
Currency translation differences—amortization	93	1,482	348	1,923

	3,555	(154)	21,035	24,436

Net book value at March 31, 2009
At cost	9,397	16,811	26,169	52,377
Accumulated amortization	(2,878)	(4,854)	(1,785)	(9,517)

	6,519	11,957	24,384	42,860

The period of amortization for goodwill is between 15 and 20 years.
The period of amortization for water rights is 30 years.
The period of amortization for other intangible fixed assets is between 4 and 40 years. Within other intangible assets there are concession and customer contracts recorded at fair value and amortized over the useful economic life of those agreements. The useful economic lives of those contracts and agreements range from 4 to 30 years.
Other intangible fixed assets includes an amount of USD 1.0 million at March 31, 2009 (2008: USD 1.4 million) in respect of payments made by Aguas Santiago S.A. between 1999 and 2003 to another water company operating in Santiago for the right to inter-connect with the latter’s sewerage main network. This right lasts in perpetuity and continues to be used. The right is being amortized for financial statement purposes over an estimated useful economic life of 40 years.

6—Tangible fixed assets

	Land and		Plant and	Fixtures
Amounts expressed in thousands of USD	buildings	Infrastructure	equipment	& fittings	Total
Net book value at March 31, 2007
At cost	74,646	205,857	169,318	11,330	461,151
Accumulated depreciation	(13,087)	(37,748)	(67,681)	(8,515)	(127,031)

	61,559	168,109	101,637	2,815	334,120

Changes during the year:
Acquisition of subsidiaries	—	11,357	342	35	11,734
Additions (note 18)	2,010	20,144	10,298	1,918	34,370
Disposals	(104)	—	(213)	(96)	(413)
Depreciation	(1,610)	(5,685)	(12,708)	(1,255)	(21,258)
Other	20	(176)	77	76	(3)
Currency translation differences—cost	2,202	2,809	4,982	182	10,175
Currency translation differences—depreciation	(254)	(872)	(1,108)	(134)	(2,368)

	2,264	27,577	1,670	726	32,237

Net book value at March 31, 2008
At cost	78,754	240,167	184,727	13,369	517,017
Accumulated depreciation	(14,931)	(44,481)	(81,420)	(9,828)	(150,660)

	63,823	195,686	103,307	3,541	366,357

Changes during the year:
Acquisition of joint ventures and subsidiaries (notes 24 and 25)	15,370	73,473	4,086	140	93,069
Additions (note 18)	3,690	27,870	14,966	1,342	47,868
Disposals	(426)	(168)	(372)	(36)	(1,002)
Depreciation	(2,140)	(7,551)	(10,083)	(1,168)	(20,942)
Reclassifications — cost(1)	9,686	3,778	(12,131)	(520)	813
Reclassifications — depreciation(1)	(3,346)	(2,526)	4,644	415	(813)
Other	(1)	2	(9)	25	17
Currency translation differences—cost	(19,018)	(59,829)	(46,885)	(3,615)	(129,347)
Currency translation differences—depreciation	4,114	11,936	22,786	2,737	41,573

	7,929	46,985	(22,998)	(680)	31,236

Net book value at March 31, 2009
At cost	88,056	285,291	144,391	10,680	528,418
Accumulated depreciation	(16,304)	(42,620)	(64,082)	(7,819)	(130,825)

	71,752	242,671	80,309	2,861	397,593

(1)	Management has reviewed asset categories as part of the Group’s preparations for compliance with Section 404 of the Sarbanes-Oxley Act and as a result certain tangible fixed assets have been reclassified during the period.
Net Book Value of Assets subject to Finance Leases

	Land and		Plant and	Fixtures
Amounts expressed in thousands of USD	buildings	Infrastructure	equipment	& fittings	Total
Net book value at March 31, 2008
At cost	2,199	4,756	18,410	390	25,755
Accumulated depreciation	(324)	(751)	(8,439)	(386)	(9,900)

	1,875	4,005	9,971	4	15,855

Net book value at March 31, 2009
At cost	—	2,974	13,170	296	16,440
Accumulated depreciation	—	(251)	(6,261)	(279)	(6,791)

	—	2,723	6,909	17	9,649

During the year the Group sold some assets in secondary rental for a nominal amount, and then purchased them back for a similar nominal amount. The book values have been reclassified from leased assets to owned assets.

Assets in course of Construction

	Land and		Plant and	Fixtures
Amounts expressed in thousands of USD	buildings	Infrastructure	equipment	& fittings	Total
Net book value at March 31, 2008	1,978	10,129	3,555	493	16,155

Net book value at March 31, 2009	272	44,758	395	—	45,425

During the year ended March 31, 2009 the Group recorded revenue of approximately USD 37 thousand (2008: USD 0.2 million) from a non-monetary transaction entered into in 1995 for the purposes of acquiring a raw water storage reservoir. The income and the asset obtained are recorded at the fair value of the non-monetary goods surrendered. The transaction has now concluded.
During the year ended March 31, 2009 an amount of USD 0.1 million (2008: USD 0.5 million, 2007: USD 0.3 million) was capitalized in respect of interest incurred during construction of tangible fixed assets. As at March 31, 2009, interest totaling USD 5.0 million (2008: USD 4.9 million) has been capitalized.
No freehold properties at March 31, 2009 are encumbered with mortgages.
The Group has no material asset retirement obligations.
7—Financial fixed assets

	Long term	Deferred	Restricted
Amounts expressed in thousands of USD	debtors	tax assets	cash balances	Total
Balance at March 31, 2007	3,997	18,977	5,198	28,172
Less: Short term portion	(20)	(171)	(1,600)	(1,791)

Long term portion	3,977	18,806	3,598	26,381

Changes during the year:
Acquisition of subsidiaries	—	190	—	190
Additions	68	—	1,342	1,410
Redemptions	(2,505)	—	(1,600)	(4,105)
Deferred taxes charged in the statement of income	—	(1,547)	—	(1,547)
Decrease in provision	1,295	—	—	1,295
Currency translation difference	138	1,234	(11)	1,361

Balance at March 31, 2008	2,993	18,854	4,929	26,776
Less: Short term portion	(27)	(64)	—	(91)

Long term portion	2,966	18,790	4,929	26,685

Changes during the year:
Acquisition of joint ventures and subsidiaries (notes 24 and 25)	—	1,107	—	1,107
Additions	24	—	98	122
Redemptions	—	—	(1,104)	(1,104)
Deferred taxes charged in the statement of income	—	(818)	—	(818)
Decrease in provision	248	—	—	248
Transfer to short term debtors	(2,232)	—	—	(2,232)
Currency translation difference	(156)	(3,569)	(846)	(4,571)

Balance at March 31, 2009	877	15,574	3,077	19,528
Less: Short term portion	—	(67)	(163)	(230)

Long term portion	877	15,507	2,914	19,298

For more details on the Group’s deferred tax assets see note 23.
Long-term debtors include USD 0.2 million (2008: USD 0.3 million) receivable from land developers in Santiago, Chile. These amounts become due prior to the new developments being connected to the water and sewerage infrastructure.
In prior periods presented long term debtors included the long term portion of the promissory notes with an aggregate nominal value of USD 2.5 million each due from the Government of Belize in respect of the sale of Belize Water Services Limited. One promissory note matures at each of the first four anniversary dates of the completion of the sale of the Company’s shares in Belize Water Services Limited. The promissory notes are being held to maturity and are recorded in these financial statements at their face value less provision, plus accrued interest. The promissory notes bear interest at 10% per annum. In total, four promissory notes were issued, each with nominal value of USD 2.5 million. The first three of these promissory notes have matured and been settled on time and in full. As at March 31, 2009 the one remaining note is included in current assets together with accrued interest on the remaining note as of the balance sheet date and no balances in connection with the promissory notes remain in long term debtors.
8—Stocks and work in progress

	March 31,	March 31,
Amounts expressed in thousands of USD	2009	2008
Raw materials and consumables	2,115	2,025
Work in progress	3,727	58
Finished products and goods for resale	59	—

	5,901	2,083

At March 31, 2009 work in progress is mainly comprised of costs on long term construction projects in China.
9—Debtors

	March 31,	March 31,
Amounts expressed in thousands of USD	2009	2008
Trade debtors(1)	31,975	33,587
Provision for bad & doubtful debts	(4,012)	(3,028)

Trade debtors, net	27,963	30,559

Receivables from affiliated companies*	1,352	6,411
Income taxes	2,342	—
Other taxes and social security	1,924	1,625
Promissory notes	2,356	2,729
Other debtors	4,873	3,142
Prepayments	10,540	10,008

	51,350	54,474

*	Affiliated companies are companies in the Biwater Group.
Prepayments includes USD 4.1 million (2008: USD 5.3 million) that falls due after more than 12 months from the balance sheet date.
Promissory notes is comprised of the nominal value, USD 2.5 million, of a note that is due to mature on October 3, 2009 together with accrued interest thereon issued by the Government of Belize. Such interest amounted to USD 0.1 million at March 31, 2009.
(1)	Trade debtors at March 31, 2009 includes an amount of USD 7.1 million (March 31, 2008: USD 3.7 million) that is receivable by Aguas de Panama S.A. and relates to the cumulative incremental revenue arising from rate increases that came into effect on September 1, 2006, May 1, 2007, April 1, 2008 and September 1, 2008. The client has approved these rate increases and accordingly the existence of the amounts outstanding is not under challenge. Management considers this amount to be recoverable in full notwithstanding the present delay in their payment.

Provision for Bad and Doubtful Debts

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2009	2008	2007
Opening Balance	3,028	1,952	1,730
Amounts provided during the period	1,016	1,491	2,105
Acquisition of subsidiaries	1,594	—	—
Write off of amounts previously provided	(982)	(261)	(1,828)
Currency translation differences	(644)	(154)	(55)

Closing Balance	4,012	3,028	1,952

10—Cash at bank and in hand

	March 31,	March 31,
Amounts expressed in thousands of USD	2009	2008
Cash at bank and in hand	22,999	22,284
Short term deposits	14,160	36,914
Less: Restricted cash balances (See note 7.)	(3,077)	(4,929)
Other cash equivalents—liquidity fund	596	111

	34,678	54,380

Of the cash held on deposit, USD 3.1 million (2008: USD 4.9 million) was subject to restriction by agreement with the Group’s bankers, both in accordance with the operation of the Group’s borrowing facilities and to collateralize performance bonds and other guarantees given on behalf of the Group. Of this amount, USD 2.9 million (2008: USD 4.9 million) was not available for use by the Group for more than 12 months after the balance sheet date. The Group’s bankers have a legal right of set off in respect of the monies held on deposit.
The cash at bank and in hand is available on demand. The short term deposits mature within 3 months.
11—Minority shareholders’ interest

	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2009	2008	2007
Balance at beginning of period	16,101	10,568	84
Changes during the year:
Minority interest in subsidiary acquired during the year	16,826	976	9,667
Issue of shares	1,972	3,311	—
Share of profits	1,012	945	753
Dividends paid and payable	(434)	(513)	—
Purchase of minority interest	(548)	—	—
Currency translation differences	151	814	64

Balance at end of period	35,080	16,101	10,568

On November 15, 2006, the Group acquired 87% of The China Water Company Limited. At March 31, 2007, 2008 and 2009 minority shareholders’ interest includes 13% of the net assets of China Water. In addition, there are minority shareholdings in a number of China Water’s subsidiaries.
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

The minority interest arising from acquisition of subsidiaries in the year ended March 31, 2009 relates to the acquisition of a 51% shareholding in a newly incorporated subsidiary providing water services to the inhabitants of Zhumadian, China (see note 25).
The USD 2.0 million issue of shares during the year ended March 31, 2009 represents an increase in share capital of the Group’s 87% owned subsidiary, The China Water Company Limited. The increased share capital was subscribed by all shareholders on a pro rata basis. The USD 2.0 million amount represents the minority interest in this share issue.
On August 21, 2008 Cascal Operations (Pty) Limited (COPS), a South African subsidiary of the Company, purchased the 10% minority shareholding in The Greater Nelspruit Utility Company (Pty) Ltd (GNUC) held by Sivukile Investments (Pty) Ltd. (Sivukile), a black empowerment enterprise for 8.4 million Rand (USD 1.0 million). USD 0.9 million of this consideration was in settlement of an outstanding loan together with accrued interest from COPS to Sivukile with the remainder paid in cash. The difference between the purchase consideration and the book value of the share of net assets acquired by COPS from Sivukile, amounting to USD 0.5 million, has been added to goodwill and is included in note 5. GNUC operates our concession agreement in Nelspruit, South Africa and is now a 100% subsidiary of the Group.
12—Negative goodwill

	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2008	2008	2007
Balance at beginning of period	1,232	1,167	—
Acquisition of subsidiaries	—	—	1,163
Amortization	(55)	(52)	(18)
Currency translation differences	33	117	22

Balance at end of period	1,210	1,232	1,167

The negative goodwill arose from the Company’s acquisition of 87% of The China Water Company Limited on November 15, 2006. The period of amortization for this negative goodwill is between 19 and 28 years.
13—Provisions & deferred revenue

	Pension	Deferred	Deferred	Other
Amounts expressed in thousands of USD	provisions	tax liabilities	revenue	provisions	Total
Balance at March 31, 2007	15,163	50,856	47,249	—	113,268

Acquisition of subsidiaries	—	1,401	—	—	1,401
Contributions receivable	—	—	12,762	—	12,762
Employer contributions payable	(2,287)	—	—	—	(2,287)
Charged/(credited) to statement of income	1,089	(1,605)	(1,547)	—	(2,063)
Currency translation differences	202	858	2,200	—	3,260

Balance at March 31, 2008	14,167	51,510	60,664	—	126,341

Acquisition of subsidiaries	1,386	6,105	—	18	7,509
Contributions receivable	—	—	8,186	—	8,186
Employer contributions payable	(1,894)	—	—	—	(1,894)
Charged/(credited) to statement of income	329	6,199	(1,592)	5	4,941
Currency translation differences	(3,696)	(13,801)	(15,550)	—	(33,047)

Balance at March 31, 2009	10,292	50,013	51,708	23	112,036

     Pension provisions
Cascal operates a defined benefit pension plan in the United Kingdom which offers both pensions in retirement and death benefits to members. Pension benefits are related to the member’s final salary at retirement and their length of service. This plan has been closed to new participants since February 17, 2003. Contributions to the plan for the year ending March 31, 2010 are expected to be GBP 1.6 million (USD 2.4 million). The pension plan currently provides that pensions are indexed on the basis of inflation.

The Group also operates smaller defined pension plans in its proportionately consolidated operations in Indonesia and The Philippines. Additionally the Group has liabilities under a pre-existing defined benefit pension plan in connection with its recently acquired subsidiary in Zhumadian, China. Under the plan there are retired and semi-retired employees for which there is a pension liability. However no future liabilities can accrue in connection with current non-retired employees or any new employees. The liability will be discharged over time out of cash resources and there are no plan assets.
A full actuarial valuation of the U.K. plan was carried out as at January 29, 2008 and has been updated to March 31, 2008 and March 31, 2009 by a qualified independent actuary. The principal assumptions used by the actuary were as follows:

As at March 31, 2008
Discount rate	6.70%
Rate of salary increase	4.95%
Rate of increase to pensions in payment	3.45%
Rate of inflation	3.45%
The assumptions used in determining the overall expected return of the plan have been set with reference to yields available from government bonds and appropriate risk margins.
The assets invested in the plan and their expected returns were:

	Long term rate of	Value at
	return expected at	March 31, 2008
	March 31, 2008	USD '000s
Equities & Property	7.45%	45,740
Gilts	4.45%	35,950
Corporate Bonds	6.85%	22,250
Cash	5.25%	3,988

		107,928

The actual return on plan assets during the year ended March 31, 2008 was USD 2.2 million.

The pension obligations can be analyzed as follows:

	Year ended March 31, 2008
Amounts expressed in thousands of USD	U.K.	Other	Total
Obligations for:
Pension benefits	(14,056)	(111)	(14,167)

Movements in the pension provision for defined benefit plans are as follows:
At April 1, 2007	(14,975)	(188)	(15,163)

Attributed pension costs for defined benefit plans	(1,052)	(37)	(1,089)
Pension contributions paid	2,281	6	2,287
Currency translation differences	(310)	108	(202)

At March 31, 2008	(14,056)	(111)	(14,167)

Related deferred tax asset
At April 1, 2007	4,493	38	4,531

Movement during the year	(655)	4	(651)
Currency translation differences	98	(20)	78

At March 31, 2008	3,936	22	3,958

The pension benefits obligation as at March 31, 2008 can be analyzed as follows:
Present value of pension benefit obligation	(108,316)	(212)	(108,528)
Fair value of plan assets	107,928	98	108,026

Present value of pension benefit obligation not funded by plan assets	(388)	(114)	(502)
Unrecognized actuarial (gains)/losses	(13,805)	(45)	(13,850)
Currency translation differences	137	48	185

Net pension benefit obligation	(14,056)	(111)	(14,167)

Pension cost in the statement of income can be analyzed as follows:
Pension benefits accrued in the year	(1,263)	(18)	(1,281)
Interest attributed	(6,253)	(21)	(6,274)
Expected return on plan assets	6,464	3	6,467
Recognized past service costs	—	(1)	(1)

Pension costs of defined benefit plans	(1,052)	(37)	(1,089)
Pension contributions to defined contribution plans	(295)	(326)	(621)

Total pension costs	(1,347)	(363)	(1,710)

As at March 31, 2009
Discount rate	6.50%
Rate of salary increase	4.30%
Rate of increase to pensions in payment	2.80%
Rate of inflation	2.80%
The discount rate assumption was chosen with reference to the yield on the iBoxx AA Sterling rated over 15 year bond index as at March 31, 2009. Allowance has been made for the fact that the duration of this bond index was shorter than the duration of the plan’s liabilities of approximately 17 years.
The assets invested in the plan and their expected returns were:

	Long term rate of	Value at
	return expected at	March 31, 2009
	March 31, 2009	USD '000s
Equities	8.40%	21,378
Property	6.90%	5,479
Gilts	4.30%	22,706
Corporate Bonds	6.60%	15,818
Cash	4.60%	1,052

		66,433

The actual return on plan assets during the year ended March 31, 2009 was a loss of USD 9.1 million.

The pension obligations can be analyzed as follows:

	Year ended March 31, 2009
Amounts expressed in thousands of USD	U.K.	Other	Total
Obligations for:
Pension benefits	(8,828)	(1,464)	(10,292)

Movements in the pension provision for defined benefit plans are as follows:
At April 1, 2008	(14,056)	(111)	(14,167)

Pension liability acquired (see note 25)	—	(1,386)	(1,386)

Attributed pension costs for defined benefit plans	(904)	(38)	(942)
Pension contributions paid	1,880	14	1,894
Movement in actuarial position	558	55	613
Currency translation differences	3,694	2	3,696

At March 31, 2009	(8,828)	(1,464)	(10,292)

Related deferred tax asset
At April 1, 2008	3,936	22	3,958

Movement during the year	(430)	(21)	(451)
Currency translation differences	(1,034)	(1)	(1,035)

At March 31, 2009	2,472	—	2,472

The pension benefits obligation as at March 31, 2009 can be analyzed as follows:
Present value of pension benefit obligation	(74,497)	(1,634)	(76,131)
Fair value of plan assets	66,433	192	66,625

Present value of pension benefit obligation not funded by plan assets	(8,064)	(1,442)	(9,506)
Unrecognized actuarial (gains)/losses	(764)	(22)	(786)
Currency translation differences	—	—	—

Net pension benefit obligation	(8,828)	(1,464)	(10,292)

Pension cost in the statement of income can be analyzed as follows:
Pension benefits accrued in the year	(525)	(25)	(550)
Interest attributed	(6,020)	(20)	(6,040)
Expected return on plan assets	5,641	7	5,648
Net actuarial gains/(losses) recognized in the year	558	55	613

Pension costs of defined benefit plans	(346)	17	(329)
Pension contributions to defined contribution plans	(298)	(441)	(739)

Total pension costs	(679)	(389)	(1,068)

In addition to the defined benefit pension plans described above, Group companies in the United Kingdom, South Africa and China operate defined contribution plans for their employees’ benefit. Contributions to these plans are charged in the statement of income in the year that they become due and payable. The cost of providing these benefits in the year ended March 31, 2009 was USD 0.5 million (2008: USD 0.6 million; 2007: USD 0.4 million). There have been no significant changes to the defined contribution plans during the period affecting comparability.
     Deferred Revenue
Deferred revenue arises in respect of contributions to capital expenditure received from developers in the United Kingdom, Chile, China and South Africa where consideration is received in the form of cash or assets in return for which the relevant Group company takes on an obligation to provide water and wastewater services to customers in future years.
Deferred revenue is recognized over periods ranging between 10 and 80 years.

14—Long term liabilities

	Unsecured	Secured		Financial
Amounts expressed in thousands of USD	bank loans	bank loans		leases	Other	Total
Balance at March 31, 2007	21,841	216,978		12,032	821	251,672
Less: Short term portion	—	(4,879)		(1,683)	(41)	(6,603)

Long term portion	21,841	212,099		10,349	780	245,069

Changes during the year:
Acquisition of subsidiaries	—	4,392		—	—	4,392
New loans	8	16,500		278	47	16,833
Interest added to loan balance	—	5,299		—	—	5,299
Repayment of loans	(406)	(62,713	)(1)	(1,888)	(98)	(65,105)
Transfer to current liabilities	(21,080)	—		—	—	(21,080)
Other	—	2		(2)	—	—
Currency translation differences	684	4,037		125	120	4,966

Balance at March 31, 2008	1,047	184,495		10,545	890	196,977
Less: Short term portion	—	(5,340)		(1,400)	(47)	(6,787)

Long term portion	1,047	179,155		9,145	843	190,190

Changes during the year:
Acquisition of subsidiaries	20,214	7,725		—	—	27,939
New loans	8,718	48,130		396	—	57,244
Interest added to loan balance	—	6,005		—	—	6,005
Repayment of loans	—	(11,673)		(1,270)	—	(12,943)
Transfer to current liabilities	—	(60,000	)(2)	—	—	(60,000)
Currency translation differences	(198)	(43,405)		(2,727)	(54)	(46,384)

Balance at March 31, 2009	29,781	131,277		6,944	836	168,838
Less: Short term portion	(1,518)	(4,539)		(922)	(47)	(7,026)

Long term portion	28,263	126,738		6,022	789	161,812

(1)	GBP 28 million (USD 55.7 million) of this amount represents a loan balance repaid to The Royal Bank of Scotland by Bournemouth & West Hampshire Water on June 29, 2007. On the same day, The Royal Bank of Scotland advanced the same amount to Cascal Services Limited as a short term loan. This short term loan was subsequently repaid before the end of the fiscal year with proceeds from the Company’s initial public offering. The original GBP 28 million loan repaid had interest payable at LIBOR plus 1.5% for the first year increasing to LIBOR plus 2.0% for the second year and then to LIBOR plus 2.5% for the third year until maturity.

(2)	This represents the balance of our revolving loan facility which was due to expire on March 31, 2010. This loan facility has been amended and restated as described in note 30.
The long term liabilities at March 31, 2009 are repayable as follows:

	Unsecured	Secured	Financial
Amounts expressed in thousands of USD	bank loans	bank loans	leases	Other	Total
Year ending March 31, 2011	1,463	4,532	985	104	7,084
Year ending March 31, 2012	1,463	3,166	944	91	5,664
Year ending March 31, 2013	2,927	3,252	983	91	7,253
Year ending March 31, 2014	2,927	1,244	997	91	5,259
Due after 5 years	19,483	114,544	2,113	412	136,552
The long term liabilities at March 31, 2009 are denominated in the following currencies:

	Unsecured	Secured	Financial
Amounts expressed in thousands of USD	bank loans	bank loans	leases	Other	Total
US Dollar (USD)	—	3,954	—	—	3,954
British Pounds (GBP)	234	106,827	5,584	72	112,717
South African Rand (ZAR)	—	6,885	438	—	7,323
Unidades de Fomento (UF)	685	8,512	—	—	9,197
Chinese Yuan (RMB)	27,344	—	—	—	27,344
Other	—	560	—	717	1,277

UF refers to Unidades de Fomento as used in Chile as an inflation-adjusted currency, used principally for business transactions.
The long term liabilities at March 31, 2009 relate to loans and other payables that have:

	Unsecured	Secured	Financial
Amounts expressed in thousands of USD	bank loans	bank loans	leases	Other	Total
Fixed interest rates	919	122,785	2	789	124,495
Floating interest rates	27,344	3,953	6,020	—	37,317

	28,263	126,738	6,022	789	161,812

Average interest rates applied during the year	7.93%	8.05%	7.29%	0.00%	7.88%
The fair value of the long term loans with fixed interest rates amount to USD 109.4 million as at March 31, 2009.
On November 2, 2007, we entered into a $30 million credit facility with HSBC Bank Plc. Of this amount, (a) $20 million was a revolving loan facility intended for general corporate purposes, reducing less efficient existing group debt, repayment of a loan from The China Water Company Limited, repayment of an inter-company loan granted by Bournemouth & West Hampshire Water plc and for general working capital purposes, and (b) $10 million was a guarantee facility intended to be used to provide guarantees to replace existing ones, and to issue new or renewed guarantees on behalf of certain subsidiaries. Following the completion of our initial public offering in February 2008, the revolving loan facility bears interest at a rate based on one, two, three or six month U.S. Dollar LIBOR plus a margin that increases in multiple steps beginning from 0.80% per annum if the ratio of the Company’s and its subsidiaries’ net borrowings to EBITDA is less than 1:1 up to 1.75% per annum if that ratio is greater than 3.5:1. The term of this facility was due to expire on March 31, 2010 but was replaced by an amended and restated facility from June 12, 2008, which increased the facility to $70 million of which $60 million was a revolving loan facility intended for general corporate purposes . This amended and restated facility was amended and restated itself on June 26, 2009 with the amount of the facility unchanged. This latest amendment and restatement has a two year term ending June 30, 2011 and its revolving loan component bears interest at a rate based on one, two, three or six month U.S. Dollar LIBOR plus a margin that increases in multiple steps beginning from 2.50% per annum if the ratio of the Company’s and its subsidiaries’ net borrowings to EBITDA is less than 2.0:1 up to 4.50% per annum if that ratio is greater than 3.5:1. This loan requires several financial covenants to be tested on a quarterly basis. For further details see Item 5 “Operating and Financial Review and Prospects — Liquidity and capital resources”.
On April 20, 2005 the Group’s UK subsidiary, Bournemouth & West Hampshire Water Plc (BWHW), took out a GBP 65 million (USD 124.4 million) index-linked long-dated loan from Artesian Finance Plc. The loan is due for repayment on September 30, 2033. The interest rate is fixed at 3.084% for the duration of the loan and interest is payable every six months on September 30 and March 31. The principal amount of the loan increases by the United Kingdom Retail Price Index (RPI) each year, with the indexation being charged to the statement of income as part of the overall finance expense. The Artesian Finance Plc loan agreement imposes financial covenants concerning the regulated business’s net debt as a percentage of its regulated capital value. If this percentage exceeds the level permitted by the terms of the loan, BWHW forgoes its ability to make dividend distributions until the percentage is brought back below the permitted level. As at March 31, 2009 the outstanding balance of the loan was GBP 74.5 million (USD 106.8 million). This loan requires several financial covenants to be tested on a semi-annual basis, most notably net debt (as defined in the loan documentation) to regulated capital value.
BWHW is also party to a 20-year capital lease of which GBP 4.4 million (USD 6.3 million) was outstanding at March 31, 2009. Repayments of principal and interest are made annually and commenced in January 1998. Interest is based on the three month variable rate of LIBOR.
BWHW has perpetual debentures outstanding for GBP 86,000 (USD 123,000) at 4% per annum and GBP 77,000 (USD 110,000) at 5% per annum.
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
The Group’s South African subsidiary, The Greater Nelspruit Utility Company (Pty) Limited (GNUC), has two loans from Development Bank of Southern Africa (DBSA) the aggregate amount of which at March 31, 2009 was Rand 54.9 million (USD 5.8 million). The loans were arranged to finance infrastructure development over a 20-year period. Both loans bear interest at a fixed rate of 13.08% per annum and the interest is payable quarterly in arrears. The initial loan is repayable in sixty consecutive quarterly installments, which commenced on December 31, 2005 following a five-year grace period. The final payment is due on September 30, 2020. The additional loan is also repayable in sixty quarterly installments beginning December 31, 2005 with the final payment under this loan agreement also due on September 30, 2020. The DBSA loans are secured on GNUC’s “A” preference shares.
The Company’s subsidiary, Siza Water Company (Proprietary) Limited, has a bank loan outstanding in the amount of ZAR 15.4 million (USD 1.6 million) at March 31, 2009. The loan bears interest at a fixed rate of 12.61% per annum. Quarterly capital repayments of ZAR 0.7 million (USD 0.1 million) commenced on February 6, 2008 and end on November 6, 2017. The loan is secured by a guarantee of ZAR 17.7 million (USD 1.9 million) provided by HSBC.
On January 13, 2004, one of the Group’s wholly owned subsidiaries in Chile entered into a loan facility with Banco BICE in the principal amount of UF 258,339 (USD 8.8 million). The loan bears interest at a fixed rate of 6.49% per annum and is payable in equal monthly installments of UF 3,176 (USD 0.1 million), with the final payment due on January 13, 2013. The loan is secured by accounts receivable due from a major customer. As of March 31, 2009, the outstanding principal balance was UF 136,170 (USD 4.9 million).
On November 28, 2002 another of the Company’s Chilean subsidiaries obtained a loan from Banco de Chile in the principal amount of UF 114,075 (USD 3.8 million). The loan bears interest at a fixed rate of 6.50% per annum and is payable in equal monthly installments of UF 1,188 (USD 50,000) plus interest, with the final payment due on June 5, 2011. The loan is guaranteed by another one of Cascal’s Chilean subsidiaries. As of March 31, 2009, the outstanding principal balance was UF 35,648 (USD 1.3 million). The subsidiary that obtained this loan is no longer operating and consequently the entire outstanding principal is shown in the short term portion as Banco BICE can ask for full repayment under the terms of the loan agreement. Currently, there is no indication from Banco BICE that it will ask for full repayment and payments are being made as described above.
The Chilean investment holding company also has a fixed interest loan from Aguas y Ecologia, which was drawn on June 30, 2001 in the amount of UF 18,788 (USD 0.6 million) with interest. The loan bears interest at 7.24% per annum, which is paid annually. As of March 31, 2009, the outstanding principal balance was UF 2,087 (USD 0.1 million). Capital is repaid annually with the final payment due on June 30, 2009. The loan is secured on the investment in the Chilean subsidiary that provides wastewater services in Northern Chile. The outstanding balance is all shown in current liabilities.
Aguas Santiago in Chile has unsecured obligations to developers under reimbursable funds arrangements, for a total of UF 18,578 (USD 0.7 million) at an average interest rate of 4.00% with a maturity date of October 2020.
Servicomunal in Chile has unsecured obligations to developers under reimbursable funds arrangements, for a total of UF 111,362 (USD 4.0 million) at an average interest rate of 4.34% with various different maturity dates.
Servilampa in Chile has unsecured obligations to developers under reimbursable funds arrangements, for a total of UF 26,625 (USD 1.0 million) at an average interest rate of 5.50% with various different maturity dates.
Zhumadian in China has an unsecured loan with a principal amount of RMB 178 million, which has a principal outstanding as at March 31, 2009 of RMB 163 million (USD 23.9 million). The loan has a variable interest rate which has averaged 8.33% since the acquisition of Zhumadian and is repayable over 12 years.
The Group’s Indonesian joint venture, PT Adhya Tirta Batam (ATB), has a term loan from CIMB NIAGA Bank. The balance outstanding at March 31, 2009 was IDR 12,800 million (USD 1.1 million). The loan was originally drawn in the amount of IDR 40,000 million (USD 3.5 million).

The loan is secured by assignment of certain fixed and current assets of the company, assignment of insurances and a right to step-in to the company’s management under an event of default.
On April 11, 2002 the Group’s Panamanian subsidiary, Aguas de Panama, S.A., entered into a term loan facility with International Finance Corporation. The facility consists of two loans. USD 6 million was advanced under Loan A and USD 10 million under Loan B. Capital repayments under both loans commenced during the year ended March 31, 2005. Annual repayments of capital are currently scheduled at USD 2.4 million in aggregate for both loans. As of March 31, 2009 the aggregate capital outstanding amounted to USD 6.4 million. Interest is calculated based on LIBOR together with the relevant spread. As of March 31, 2009 the interest rate was 8.378% for Loan A and 8.127% for Loan B. The loans are secured by a combination of a share pledge contract assignments and a mortgage in favor of the lender.
15—Current liabilities

	March 31,	March 31,
Amounts expressed in thousands of USD	2009	2008
Current installments of long term liabilities	7,026	6,787
Short term loans (1)	61,867	2,323
Bank overdrafts	192	—
Trade creditors	10,445	11,678
Amounts payable to affiliated companies	128	1,997
Income taxes payable	5,401	4,351
Other taxes and social security	1,022	640
Accruals	7,636	13,589
Deferred income	9,564	4,841
Capital expenditure creditors	9,521	—
Other creditors	10,526	5,607

	123,328	51,813

(1)	This represents the balance of our revolving loan facility which was due to mature on March 31, 2010. This loan facility has been amended and restated as described in note 30.
Security has been provided in respect of the current installments of long term liabilities and bank overdrafts by a charge over short term deposits, trade debtors and stocks. The short term bank loans incur interest at a weighted average rate of 2.7% per annum.
The Group has undrawn lines of credit as follows:
BWHW has a GBP 5 million (USD 7.2 million) overdraft facility with Lloyds TSB Bank Plc, which was in place at March 31, 2008 and 2009. At March 31, 2009 the undrawn amount of the facility was GBP 5 million (USD 7.2 million) (2008: GBP 5 million). Its availability is next scheduled for review on March 31, 2010, when it is expected to be renewed on substantially the same terms.
The Group’s Chilean subsidiaries, Bayesa S.A., Aguas Santiago S.A. and Aguas de Quetena S.A., have credit lines available with Banco BICE, BCI and Banco de Chile totalling CHP 176 million (USD 0.3 million).
The Group’s Indonesian joint venture company, PT Adhya Tirta Batam (ATB), has an overdraft facility (100%) of IDR 6,000 million (USD 0.5 million). At March 31, 2009, the overdraft balance was IDR Nil (USD Nil).

16—Financial instruments and risks
The Company is exposed to both interest rate risk and currency risk.
     Concentration of credit risk
The Group is subject to credit risk through trade and long term debtors. Credit risk with respect to trade debtors is minimized because of the large number of low value, geographically dispersed customers to whom the Group provides its services. At March 31, 2009 Aguas de Panama S.A. is owed USD 7.1 million that is overdue (see note 9). Other than this balance there was no single customer or group of customers who, if unable to pay the amount they owe to the Group, would have a material adverse effect on consolidated liquidity, financial position and results of operations.
Short term cash deposits are placed with high quality creditworthy financial institutions.
     Interest risk rate
The Group’s interest rate risk arises from long term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The exposure to cash flow interest rate risk is limited through entering into interest swaps on a selective basis to increase and extend the amount of borrowings subject to fixed rates of interest. No interest rate swaps exist at March 31, 2009.
     Currency risk
The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US Dollar and the British Pound. Currency risks arise from the following sources:
•	Transactional exposure;

•	Translational exposure from investments in foreign entities;

•	Exposure from non-functional currency denominated debt.
In each of the Group’s operations, a majority of revenues are earned and costs defrayed in the same local currency thereby mitigating transactional exposures to movements in currency translation rates. Any significant remaining transactional exposures can then be managed using derivative instruments. Translation exposures on equity investments in foreign entities are not currently hedged. Debt financing of subsidiaries is generally arranged in the functional currency of the borrowing entity. If the financing currency is not the functional currency, the exposure to fluctuations may be mitigated through contractual or negotiated rate increases and may be further mitigated by entering into currency swaps on a selective basis.
An exception to this practice was the GBP 38 million (USD 75.5 million) that the Group borrowed from Royal Bank of Scotland in June 2006 in order to partially finance the USD 86.4 million distribution from share premium to shareholders on June 26, 2006. In using British Pounds to finance a US Dollar-denominated transaction, management took into account the effect that a strengthening of the British Pound would have on the value of the profits reported by our UK project company in US Dollar terms as well as the net equity in our UK project company, both of which would increase under such circumstances. Due to the strengthening of the British Pound against the USD during the ensuing period, unrealized foreign exchange losses amounting to USD 1.0 million have been recorded in the consolidated statement of income for the year ended March 31, 2008 as a result of retranslating this monetary liability using the period end exchange rate. The GBP 38 million was repaid before the end of the fiscal year 2008 using proceeds from the Company’s initial public offering.
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

17—Contingent liabilities and commitments
Amounts due under non-cancelable operating leases in effect at March 31, 2008 and 2009 amount to:

	Year ended	Year ended
	March 31,	March 31,
Amounts expressed in thousands of USD	2009	2008
Due within one year	416	722
Due after 1 year	223	670
Due after 2 years	91	293
Due after 3 years	88	225
Due after 4 years	88	215
Due after 5 years	955	2,897

	1,861	5,022

Operating lease rentals of USD 0.5 million for the year ended March 31, 2009 (2008: USD 1.1 million, 2007: USD 0.6 million) are reported in raw materials and other operating charges. Commitments for capital expenditure at March 31, 2009 total USD 43.9 million. In addition, in the ordinary course of business, the Group has committed itself to capital expenditure programs as a term of concession agreements and plans presented to the water regulatory authorities.
Certain subsidiaries and joint ventures are the subject of claims and other proceedings. Such matters typically involved disputes between the relevant Group company and its clients arising from the parties’ interpretation of contractual conditions and obligations. The directors and their legal counsel believe that the subsidiaries and joint ventures concerned have valid defenses and intend to contest such claims and proceedings vigorously. As at March 31, 2009, no loss amount has been accrued because a loss is not considered probable or estimable.
At March 31, 2009, the Company has granted guarantees, performance and bid bonds amounting to USD 12.5 million (2008: USD 26.2 million).
The defined benefit pension plan in the United Kingdom that is referred to in note 13 is part of the Biwater Retirement and Security Scheme (BRASS). There are two sub-funds established within BRASS. The Cascal sub-fund is called the Water Company Section and the other sub-fund is called the Main Section and is the United Kingdom defined benefit pension plan for Biwater Plc and a number of its United Kingdom subsidiaries. Although the Water Company Section constitutes a separate sub-fund, it is established under the same documentation that governs the Main Section and shares the same trustees. Effective upon the admission to trading of our shares on the New York Stock Exchange, the trustees have agreed with Biwater to terminate their right to merge the Water Company Section and the Main Section. The Main Section was under-funded on a full buy-out basis, as determined under the United Kingdom pension statute which is different from Dutch GAAP and US GAAP, by GBP 96.3 million (USD 138.0 million) as at the last valuation for these purposes, which was at January 28, 2008.
One of the Group’s joint venture companies—Subicwater—is involved in a dispute with one of its minority shareholders—Olongapo City Government, or Olongapo City—in relation to amounts due to Olongapo City from Olongapo City Water District from whom the original concession was obtained. Such amounts are in relation to periods prior to the Subicwater concession. Subicwater originally entered into the concession based on the understanding that all prior obligations of OCWD had been settled under the terms of an agreement between Olongapo City and OCWD entered into in November 1997. Olongapo City subsequently contended that it would prefer to be a creditor of Subicwater (as opposed to a shareholder) and receive the old disputed OCWD amounts from Subicwater. However, Olongapo City has subsequently continued to act as a shareholder in Subicwater and has appointed directors of Subicwater, who have attended board meetings. Olongapo City obtained a Writ of Execution from the local courts in July 2003. In October 2003 Subicwater filed a Motion for Reconsideration by the local courts, which was rejected. In December 2003 Subicwater succeeded in obtaining an injunction from the Court of Appeals that prevented the local courts and Olongapo City from enforcing the Writ of Execution. In March 2006 Olongapo City appealed to the Supreme Court. Subicwater will continue to vigorously defend its position and believes that it will prevail on the merits. With interest, the amount of Olongapo City’s claim is approximately USD 52.1 million as of March 31, 2009.

Adhya Tirta Batam, the Group’s 50% joint venture on the island of Batam in Indonesia, has been subject to an investigation by the KPPU, the Business Competition Supervisory Commission. It was asserted that ATB acted in an anti-competitive manner, and potentially in breach of monopoly powers, by failing to connect certain new properties to the water network. On October 14, 2008 the KPPU found against ATB. ATB appealed against this decision and, on February 4, 2009, the court ruled in favor of ATB and overturned the original decision by the KPPU. The KPPU subsequently appealed against the district court decision and ATB is currently awaiting the appeal court’s decision.
The Group has caused letters of credit to be issued in the amount of GBP 8.6 million (USD 12.3 million) as at March 31, 2009 in favor of the trustees of the Water Company Section of the U.K. defined benefit pension plan. In May 2009 and based on the latest actuarial valuation as at January 29, 2008, which showed a deficit on the Water Company Section of GBP 7.1 million, the trustees have agreed to reduce the letter of credit to GBP 7.1 million (USD 10.2 million). Under an agreement entered into with Biwater and the trustees, the Group may need to increase further the amount of the letter of credit to cover any increase in the plan-specific deficit of the Water Company Section determined as of the initial public offering, up to a maximum amount of GBP 10.0 million (USD 19.9 million).
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

Revenue—geographical analysis

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2009	2008	2007
United Kingdom	83,643	94,791	75,705
South Africa	20,340	21,673	13,766
Indonesia	12,999	11,356	11,062
China	20,929	10,023	2,924
Chile	11,343	7,593	6,393
Panama	10,691	8,780	6,165
The Philippines	2,881	2,861	2,359
Holding Companies	2,980	5,304	3,912
Less: Inter-segment sales	(2,410)	(4,604)	(3,719)

Continuing Operations	163,396	157,777	118,567

Discontinued Operations
Mexico	—	2,865	3,136

	163,396	160,642	121,703

Inter-segment sales principally relate to management and technical services charged by the holding companies to the operating segments. Such charges are determined based on arm’s length agreements between the entities concerned and are designed to enable the holding companies to recover the relevant costs that they have incurred together with a reasonable profit element thereon.
The table below analyzes total revenue between that derived from the Group’s regulated and unregulated activities.

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Revenue — Regulated and unregulated	2009	2008	2007
Regulated	131,050	133,190	107,202
Unregulated	32,346	27,452	14,501

	163,396	160,642	121,703

Operating profit—geographical analysis

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2009	2008	2007
United Kingdom	23,866	31,894	29,264
South Africa	5,736	5,934	3,756
Indonesia	4,612	3,250	3,515
China	2,495	438	318
Chile	1,177	(47)	(488)
Panama	4,542	3,683	3,071
The Philippines	1,192	1,162	915
Holding Companies	(6,843)	(6,529)	(4,615)

Continuing Operations	36,777	39,785	35,736

Discontinued Operations
Mexico	—	457	469

	36,777	40,242	36,205

Total assets—geographical analysis

	Year ended	Year ended
	March 31,	March 31,
Amounts expressed in thousands of USD	2009	2008
United Kingdom	224,131	299,873
South Africa	39,665	38,321
Indonesia	11,246	9,566
China	165,388	59,485
Chile	64,417	50,980
Panama	30,531	27,447
The Philippines	4,689	4,979
Holding Companies	11,519	30,171

Continuing Operations	551,586	520,822

Discontinued Operations
Mexico	94	1,581

	551,680	522,403

Total tangible and intangible fixed assets — geographical analysis

	Year ended	Year ended
	March 31,	March 31,
Amounts expressed in thousands of USD	2009	2008
United Kingdom	198,281	263,853
South Africa	27,025	24,322
Indonesia	7,687	6,621
China	130,443	22,637
Chile	52,613	41,980
Panama	19,722	20,555
The Philippines	2,962	2,758
Holding Companies	1,720	2,055

Continuing Operations	440,453	384,781

Discontinued Operations
Mexico	—	—

	440,453	384,781

Additions to tangible fixed assets—geographical analysis

	Year ended	Year ended
	March 31,	March 31,
Amounts expressed in thousands of USD	2009	2008
United Kingdom	23,610	23,335
South Africa	7,702	6,448
Indonesia	3,596	811
China (1)	10,455	422
Chile	1,622	2,879
Panama	—	—
The Philippines	853	416
Holding Companies	30	58

Continuing Operations	47,868	34,369

Discontinued Operations
Mexico	—	1

	47,868	34,370

Excluding tangible fixed assets added through acquisitions of subsidiaries.

(1)	Includes additions of USD 9.1 million from our project in Zhumadian, China which was acquired on July 23, 2008.

Total liabilities —geographical analysis

	Year ended	Year ended
	March 31,	March 31,
Amounts expressed in thousands of USD	2009	2008
United Kingdom	196,930	258,302
South Africa	29,476	29,283
Indonesia	3,911	2,534
China	60,613	6,001
Chile	30,273	33,974
Panama	7,796	10,792
The Philippines	1,605	2,167
Holding Companies	67,652	26,292

Continuing Operations	398,256	369,345

Discontinued Operations
Mexico	130	231

	398,386	369,576

Staff costs—geographical analysis

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2009	2008	2007
United Kingdom	15,812	17,835	12,267
South Africa	5,297	5,473	3,686
Indonesia	1,459	1,428	1,243
China	5,691	2,585	907
Chile	1,734	1,455	1,461
Panama(1)	—	—	—
The Philippines	328	323	268
Holding Companies	3,414	4,576	3,939

Continuing Operations	33,735	33,675	23,771

Discontinued Operations
Mexico	—	673	660

	33,735	34,348	24,431

(1)	An average of 23 employees worked on this project in the year ended March 31, 2009 but, as they are all employed by Biwater under a contract arrangement, their costs are excluded from this table.
The average number of people employed by the Group during the year ended March 31, 2009 was 2,394 (2008: 1,447, 2007: 1,380) and can be segmented as follows:

Staff numbers—average

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2009	2008	2007
United Kingdom	334	312	262
South Africa	288	245	221
Indonesia	405	397	395
China	1,102	256	259
Chile	106	52	52
Panama(1)	—	—	—
The Philippines	136	147	155
Holding Companies(2)	23	19	16

Continuing Operations	2,394	1,428	1,360

Discontinued Operations
Mexico	—	19	20

	2,394	1,447	1,380

(1)	An average of 23 employees worked on this project in the year ended March 31, 2009 but, as they are all employed by Biwater under a contract arrangement, they are excluded from this table.

(2)	Average number of employees in the Netherlands during the year ended March 31, 2009 was 0 (2008: 0, 2007: 0)
Depreciation and amortization—geographical analysis

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2009	2008	2007
United Kingdom	(13,534)	(15,672)	(12,590)
South Africa	(1,311)	(1,247)	(801)
Indonesia	(877)	(883)	(860)
China (1)	(3,464)	(1,451)	(456)
Chile	(2,342)	(2,096)	(2,101)
Panama	(833)	(833)	(625)
The Philippines	(247)	(219)	(171)
Holding Companies	(360)	(339)	(328)

Continuing Operations	(22,968)	(22,740)	(17,932)

Discontinued Operations
Mexico	—	(46)	(48)

	(22,968)	(22,786)	(17,980)

(1)	Includes amortization of negative goodwill.
Interest income—geographical analysis

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2009	2008	2007
United Kingdom	707	1,043	433
South Africa	1,057	379	62
Indonesia	50	33	23
China	356	442	138
Chile	68	6	—
Panama	—	9	29
The Philippines	37	31	18
Holding Companies	465	896	1,949

Continuing Operations	2,740	2,839	2,652

Discontinued Operations
Mexico	11	96	35

	2,751	2,935	2,687

Interest expense—geographical analysis

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2009	2008	2007
United Kingdom	(10,438)	(11,536)	(11,429)
South Africa	(1,172)	(1,715)	(1,322)
Indonesia	(36)	(88)	(142)
China	(151)	(1)	—
Chile	(892)	(687)	(891)
Panama	(526)	(860)	(785)
The Philippines	—	(5)	(220)
Holding Companies	(3,104)	(5,273)	(1,591)

Continuing Operations	(16,319)	(20,165)	(16,380)

Discontinued Operations
Mexico	—	(73)	(17)

	(16,319)	(20,238)	(16,397)

Tax expense—geographical analysis

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2009	2008	2007
United Kingdom	(8,373)	(4,671)	(6,518)
South Africa	(1,477)	(1,249)	(613)
Indonesia	(1,446)	(985)	(1,046)
China	(937)	(649)	1,117
Chile	(366)	(233)	(522)
Panama	(300)	(70)	—
The Philippines	(80)	(107)	(60)
Holding Companies	(1,253)	(1,395)	836

Continuing Operations	(14,232)	(9,359)	(6,806)

Discontinued Operations
Belize	(69)	—	—
Mexico	38	(357)	(138)

	(14,263)	(9,716)	(6,944)

Net profit—geographical analysis

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2009	2008	2007
United Kingdom	5,762	18,351	15,425
South Africa	3,724	2,702	1,411
Indonesia	3,180	2,211	2,350
China	1,267	191	956
Chile	(974)	(1,378)	(2,198)
Panama	3,716	2,762	2,315
The Philippines	1,149	1,083	655
Holding Companies	105	(16,034)	(13,243)

Continuing Operations	17,929	9,888	7,671

Discontinued Operations
Belize	134	1,295	—
Mexico	(222)	405	345

	17,841	11,588	8,016

Exchange rate results of USD 6.8 million and USD 2.4 million have been charged and USD 10.0 million have been credited in arriving at net profit for the years ended March 31, 2007, 2008 and 2009, respectively.

19—Staff costs

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2009	2008	2007
Wages and salaries	31,565	32,228	22,763
Social charges	3,381	2,703	1,815
Pension charges	1,068	1,710	1,780
Staff redundancy costs	109	46	178
Capitalized own cost	(2,388)	(2,339)	(2,105)

	33,735	34,348	24,431

The compensation paid to the members of the Board of Directors for services in all capacities during the year ended March 31, 2009 was as follows.

			Performance related	Number of stock options
Name	Salary and/or fees	Pension Contributions	compensation (1)	granted
Larry Magor	$80,000	—	—	—
Stephane Richer	$548,456	$39,063	$128,313	—
Charles Auster	$80,000	—	—	—
Willy Biewinga	$80,000	—	—	—
Mitchell Sonkin	$80,000	—	—	—
Michael Wager	$80,000	—	—	—
Total	$948,456	$39,063	$128,313	—

(1)	Performance related compensation is in respect of a bonus paid in relation to the Company’s performance in the year ended March 31, 2008.
The Company operates a Long-Term Incentive Plan (LTIP) for the benefit of eligible directors, officers and employees. Each LTIP runs for a period of three years. The amounts awarded are based on share price performance and earnings per share growth over a measurement period of 12 months. Awards are settled by the Company in cash. During the year ended March 31, 2009 an amount of USD 0.03 million was charged to staff costs in the statement of income in respect of this first year of the first LTIP’s operation.
20—Depreciation and amortization of intangible and tangible fixed assets

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2009	2008	2007
Amortization of intangible fixed assets	2,081	1,579	1,097
Depreciation of tangible fixed assets	20,942	21,213	16,853
Amortization of negative goodwill	(55)	(52)	(18)

Continuing Operations	22,968	22,740	17,932

Discontinued Operations	—	46	48

	22,968	22,786	17,980

The aggregate amortization expense for intangible assets, for each of the next five years, is estimated to be approximately USD 2.1 million.
21—Audit fees
The principal accountant fees and services for the fiscal years 2009 and 2008 are shown below.

Fees and services rendered ($’000)	2009	2008

Audit Fees	1,393	1,265
Audit-Related Fees	265	305
Tax Fees	971	163
All Other Fees	343	1,231
Audit-Related Fees consist of reviews of quarterly financial statements.
Tax Fees consist of tax advisory, tax compliance and tax return preparation and review.
Other Fees consist of work on SEC and other external non-regulatory reporting requirements, audits required by regulatory bodies and other non-audit and non-tax professional advice.

22—Disposal of subsidiaries
On October 3, 2005 the Group sold its 83% interest in Belize Water Services Limited to the Government of Belize. Of the total purchase consideration given by the Government of Belize, amounting to USD 28.8 million, USD 9.9 million was deferred. This deferred consideration was originally secured by four promissory notes issued by the Government of Belize with a face value USD 2.5 million each, with one promissory note maturing at each of the first four anniversary dates of the completion of the above mentioned disposal. Each note bears interest at a rate of 10% per annum. On October 3, 2008 the third of the four promissory notes matured and was duly paid, together with accrued interest, by the Government of Belize to the Group. In light of this event the Company has released USD 0.2 million to income, which amount was originally provided in the consolidated accounts for the year ended March 31, 2006 against the face values of the then remaining three promissory notes. The amount provided was charged against the gain on disposal reported in the consolidated accounts for the year ended March 31, 2006 and so its release has been similarly classified in these financial statements.
On January 8, 2008, the Company agreed to an early termination of its operation and maintenance contract in Mexico. As a result of this agreement the operations of Mexico have been shown as discontinued in the years ended March 31, 2009, 2008 and 2007. The Company received a termination fee before tax of 10.5 million (USD 1.0 million) and after the costs of termination and receipts for sale of assets made a profit before tax on termination of MXP 1.0 million (USD 0.1 million).
23—Taxation
Profit before taxation for both continuing and discontinued operations in the consolidated statements of income consists of the following:

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2009	2008	2007
Profit before taxation:
The Netherlands	9,244	(14,313)	(14,183)
International	23,872	36,562	29,896

Total profit before taxation	33,116	22,249	15,713

Current tax
The Netherlands	477	399	28
International	6,738	9,033	5,230

Total	7,215	9,432	5,258

Deferred taxation:
The Netherlands	533	266	(1,535)
International	6,484	(339)	3,221

Total	7,017	(73)	1,686

Continuing Operations	14,232	9,359	6,806
Discontinued Operations	31	357	138

Total tax expense	14,263	9,716	6,944

Cash payments for taxation were USD 4.1 million, USD 7.2 million and USD 6.8 million for the years ended 2007, 2008 and 2009 respectively. The table below presents the overview of the tax effect on income and on equity.

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2009	2008	2007
Income taxes—analysis of total income taxes
Income from continuing operations	14,232	9,359	6,806
Discontinued operations	31	357	138

Income taxes recognized in the statement of income	14,263	9,716	6,944
Tax effect of change in accounting policy	—	—	—
Retranslation of foreign currency assets and liabilities	(10,232)	(376)	3,216

Total	4,031	9,340	10,160

Income taxes—analysis of income taxes attributable to continuing operations

	Year ended March 31, 2009
Amounts expressed in thousands of USD	Netherlands	International	Total
Current	477	6,738	7,215
Deferred	533	6,484	7,017

Total	1,010	13,222	14,232

	Year ended March 31, 2008
	Netherlands	International	Total
Current	399	9,033	9,432
Deferred	266	(339)	(73)

Total	665	8,694	9,359

	Year ended March 31, 2007
	Netherlands	International	Total
Current	28	5,230	5,258
Deferred	(1,535)	3,221	1,686

Total	(1,507)	8,451	6,944

The table below presents the movements in the net deferred tax position.

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2009	2008	2007

Income taxes-analysis of total deferred tax
Origination and reversal of temporary differences exclusive of items below	4,961	(1,799)	(145)
Acquisition of subsidiaries	4,998	1,211	188
Prior year adjustments	29	—	246
Adjustments for rate changes	38	(2,243)	(1,314)
Changes in tax legislation (1)	4,088	—	—
Increases in deferred tax assets not recognized	620	4,521	2,952
Decreases in deferred tax assets not recognized	(2,716)	(537)	(53)
Tax effect of change in accounting policy	—	—	—
Retranslation of foreign currency assets and liabilities	(10,232)	(376)	3,216

Total	1,786	777	5,090

(1)	Relates to a change in the system of tax allowances for industrial buildings in the United Kingdom which has caused the recording of a deferred tax liability and corresponding charge to the statement of income.
The following is a reconciliation of the statutory corporate tax rate in The Netherlands with the effective rate as a percentage of profit before taxation for both continuing and discontinued operations, as reported in the consolidated statements of income:

	Year ended		Year ended		Year ended
Amounts expressed in thousands of USD (except where stated)	March 31, 2009		March 31, 2008		March 31, 2007
Income before tax	33,116		22,249		15,713
Dutch average standard rate	25.5%		25.5%		28.6%
Income before tax at standard rate	8,445	25.5%	5,673	25.5%	4,494	28.6%
Disallowed expenditure	1,991	6.0	624	2.8	716	4.6
Non-taxable income	(291)	(0.9)	(340)	(1.5)	(62)	(0.4)
Prior period adjustments	155	0.5	24	0.1	(93)	(0.6)
Changes in tax rates	38	0.1	(2,182)	(9.8)	(1,314)	(8.3)
Changes in tax legislation (1)	4,088	12.3
Increases in deferred tax assets not recognized	620	1.9	4,521	20.3	2,952	18.8
Decreases in deferred tax assets not recognized	(2,716)	(8.2)	(537)	(2.4)	(53)	(0.3)
Inflation adjustment	(347)	(1.0)	(354)	(1.6)	(263)	(1.7)
Effect of overseas tax rates	(170)	(0.5)	1,530	6.9	462	2.9
Deferred tax on un-remitted foreign earnings	2,146	6.5	654	2.9	—	—
Other, net	304	0.9	103	0.5	105	0.6

Total tax charge	14,263	43.1%	9,716	43.7%	6,944	44.2%

(1)	Relates to a change in the system of tax allowances for industrial buildings in the United Kingdom which has caused the recording of a deferred tax liability and corresponding charge to the statement of income.

The tables below present an overview of the nature of the balance sheet amounts (recognized and unrecognized and specified per balance sheet item).

	Year ended	Year ended
Amounts expressed in thousands of USD	March 31, 2009	March 31, 2008
Income taxes-balance sheet analysis
Total deferred tax assets
Current	67	1,605
Non-current	26,708	32,424

Deferred tax assets not recognized
Current	—	(1,541)
Non-current	(11,201)	(13,634)

Net deferred tax assets
Current	67	64
Non-current	15,507	18,790
Deferred tax liabilities
Current	(1,211)	(1,486)
Non-current	(48,802)	(50,024)

Total deferred tax	(34,439)	(32,656)

	Year ended		Year ended
	March 31, 2009		March 31, 2008
Amounts expressed in thousands of USD	Recognized	Unrecognized	Recognized	Unrecognized
Income taxes-analysis of deferred tax balances
Assets
Intangibles	94	1,260	263	1,679
Property, plant and equipment	5,222	1,323	4,613	1,844
Pension liabilities	2,617	—	4,684	—
Provisions	368	—	232	—
Deferred revenue	5,427	—	6,968	—
Losses carried forward	1,328	7,527	1,703	10,209
Financial fixed assets	63	1,091	84	1,443
Current assets	67	—	42	—
Finance lease obligations	162	—	149	—
Long term liabilities	58	—	111	—
Other, net	168	—	5	—

	15,574	11,201	18,854	15,175

Liabilities
Intangibles	(5,017)		(902)
Property, plant and equipment	(36,152)		(43,694)
Provisions	(184)		(643)
Financial fixed assets	(10)		(18)
Current assets	(1,211)		(1,486)
Long term liabilities	(338)		(410)
Investments in affiliates	(5,142)		(4,357)
Other, net	(1,959)		—

Net deferred tax liabilities	(50,013)		(51,510)

Net deferred tax position	(34,439)		(32,656)

	Year ended		Year ended
	March 31, 2009		March 31, 2008
Amounts expressed in thousands of USD	Current	Non-current	Current	Non-current
Income taxes-analysis of deferred tax balances by jurisdiction
United Kingdom	—	(30,759)	—	(34,698)
South Africa	(1,211)	(851)	(1,463)	(1,008)
China	33	120	—	3,468
Indonesia	—	172	—	271
Chile	34	(430)	41	1,188
Mexico	—	—	—	—
The Netherlands	—	(1,547)	—	(1,014)
Panama	—	—	—	559

Total income taxes	(1,144)	(33,295)	(1,422)	(31,234)

Tax loss carryforwards

Amounts expressed in thousands of USD	The Netherlands	UK	Chile	China	Total
March 31, 2008
Tax loss carryforwards	25,415	3,500	22,176	2,385	53,476

Tax effect	6,479	980	3,770	683	11,912
Deferred tax assets not recognized	(5,814)	(980)	(2,732)	(683)	(10,209)

Deferred tax asset recognized	665	—	1,038	—	1,703

March 31, 2009
Tax loss carryforwards	13,800	2,525	22,776	3,024	42,125

Tax effect	3,519	707	3,872	756	8,854
Deferred tax assets not recognized	(3,519)	(707)	(2,544)	(756)	(7,526)

Deferred tax asset recognized	—	—	1,328	—	1,328

Except for The Netherlands, the tax losses carried forward at March 31, 2009 do not expire at a future date, rather they remain available indefinitely to be set off against future taxable profits of the Group company to which they belong.
For The Netherlands, losses can be carried forward for 9 years from the date losses were incurred with the exception that losses incurred in 2002 and earlier can be carried forward only until the end of 2011.
Roll forward of deferred tax assets not recognized

Amounts expressed in thousands of USD
Balance at March 31, 2006	3,058
Prior year adjustments	552
Increases in deferred tax assets not recognized	2,952
Decreases in deferred tax assets not recognized	(53)
Acquisition of subsidiary	1,806
Amounts recorded in equity on retranslation of foreign currency balances	132

Balance at March 31, 2007	8,447

Prior year adjustments	1,546
Increases in deferred tax assets not recognized	4,521
Decreases in deferred tax assets not recognized	(537)
Amounts recorded in equity on retranslation of foreign currency balances	1,198

Balance at March 31, 2008	15,175

Prior year adjustments	(92)
Increases in deferred tax assets not recognized	620
Decreases in deferred tax assets not recognized	(2,716)
Amounts recorded in equity on retranslation of foreign currency balances	(1,786)

Balance at March 31, 2009	11,201

In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be recovered. The ultimate recovery of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully recover both recognized and unrecognized deferred tax assets, the Company would need to generate future taxable income of approximately USD 119.3 million in future periods. Pre-tax profits for the years ended March 31, 2007, 2008 and 2009 were USD 15.7 million, USD 22.2 million and USD 33.1 million, respectively.
Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will recover the benefits of these deductible differences to the extent deferred tax assets have been recognized at March 31, 2008 and 2009. The amount of the deferred tax asset considered recoverable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.
Subsequently recognized tax benefits relating to unrecognized deferred tax assets as of March 31, 2009 would be allocated to the consolidated statement of income.
24—Acquisition of interest in joint venture
On April 29, 2008 the Group completed the acquisition of a 49% interest in a new equity joint venture with the Government of Yancheng for delivery of water services to Yancheng City for RMB 200.6 million (USD 28.7 million). The equity joint venture has a 30-year concession to deliver water services to a population of more than 600,000 in Yancheng City. The acquisition of the interest in the equity joint venture supports the Company’s strategy of expansion of its operations in China.
The acquired business contributed revenue of USD 5.5 million and net profit of USD 0.2 million to the Group for the period from April 29, 2008 to March 31, 2009. If the acquisition had occurred on April 1, 2008, unaudited Group revenue would have been USD 163.9 million, unaudited net profit would have been USD 17.9 million and there would have been a negligible increase in unaudited earnings per share for the year ended March 31, 2009. If the acquisition had occurred on April 1, 2007 unaudited Group revenue would have been USD 166.6 million, unaudited net profit would have been USD 11.9 million and there would have been a USD 0.01 increase in unaudited earnings per share for the year ended March 31, 2008.
Details of net assets acquired and goodwill based on the Company’s purchase price allocation are as follows:

Amounts expressed in thousands of USD

Purchase consideration:
— Cash paid	28,660
— Direct costs relating to the acquisition	46

Total consideration	28,706
Fair value of net assets acquired	(28,706)

Goodwill	—

The assets and liabilities arising from the acquisition are as follows:

		Acquiree’s
		carrying
Amounts expressed in thousands of USD	Fair value	amount

Cash and cash equivalents	12,768	12,768
Property, plant and equipment (note 6)	42,699	30,962
Financial fixed assets (note 7)	567	127
Intangible fixed assets	33,704	—
Inventories	2,425	6,506
Receivables	2,762	3,680
Payables	(23,962)	(26,195)
Provisions and deferred revenue (note 13)	(8,422)	—
Long term liabilities	(3,957)	(4,622)

Net assets	58,584	23,226

Share of net assets acquired	28,706

Purchase consideration paid in cash		(28,706)
Cash and cash equivalents in joint venture acquired		6,256

Cash outflow on acquisition		(22,450)

The intangible fixed assets acquired represent the concession right acquired recorded at fair value. This concession right will be amortized over its useful life of 30 years.
25 — Acquisition of subsidiaries
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
Details of net assets acquired and goodwill based on the Company’s purchase price allocation are as follows:

Amounts expressed in thousands of USD

Purchase consideration:
— Cash paid	2,888
— Direct costs relating to the acquisition	7

Total consideration	2,895
Fair value of net assets acquired	(2,895)

Goodwill	—

The assets and liabilities arising from the acquisition are as follows:

		Acquiree’s
	Fair	carrying
Amounts expressed in thousands of USD	value	amount
Cash and cash equivalents	3,291	3,291
Property, plant and equipment (note 6)	11,734	10,940
Inventories	142	142
Receivables	1,072	1,072
Payables	(6,765)	(6,765)
Long term liabilities	(4,374)	(3,940)
Other provisions	(18)	—
Deferred revenue	—	(2,642)
Net deferred tax liabilities (notes 7 and 13)	(1,211)	(331)

Net assets	3,871	1,767
Minority interests	(976)

Net assets acquired	2,895

Purchase consideration paid in cash		(2,895)
Cash and cash equivalents in subsidiary acquired		3,291

Cash inflow on acquisition		396

The deferred revenue is in the form of third party contributions toward the cost of infrastructure assets.
On June 27, 2008 the Group acquired 100% of the share capital of Servicomunal S.A. for CHP 9.8 billion (USD 18.6 million). Servicomunal provides water and wastewater services under a perpetual regulated concession contract. The acquisition of Servicomunal supports the Company’s growth strategy in territories where it already has established operations in place and when combined with existing operations in Chile will provide greater efficiencies and economies of scale.
The acquired business contributed revenue of USD 2.1 million and net profit of USD 0.1 million to the Group for the period from June 27, 2008 to December 31, 2008. The results of Chilean entities are incorporated into our consolidated results with a three-month lag due to having non-coterminous year ends. If the acquisition had occurred on April 1, 2008, unaudited Group revenue would have been USD 164.5 million, unaudited net profit would have been USD 17.9 million and there would have been a negligible increase in unaudited earnings per share for the year ended March 31, 2009. If the acquisition had occurred on April 1, 2007 unaudited Group revenue would have been USD 163.8 million, unaudited net profit would have been USD 11.8 million and there would have been a USD 0.01 increase in unaudited earnings per share for the year ended March 31, 2008.
Details of net assets acquired and goodwill based on the Company’s purchase price allocation are as follows:

Amounts expressed in thousands of USD

Purchase consideration:
— Cash paid	18,182
— Direct costs relating to the acquisition	393

Total consideration	18,575
Fair value of net assets acquired	(15,288)

Goodwill	3,287

The assets and liabilities arising from the acquisition are as follows:

		Acquiree’s
		carrying
Amounts expressed in thousands of USD	Fair value	amount

Cash and cash equivalents	1,442	1,442
Property, plant and equipment (note 6)	13,504	6,203
Financial fixed assets (note 7)	68	68
Intangible fixed assets	3,685	1,019
Receivables	3,249	2,911
Payables	(308)	(307)
Provisions and deferred revenue (note 13)	(1,820)	—
Long term liabilities	(4,145)	(4,545)
Short term portion of long term liabilities	(387)	(387)

Net assets	15,288	6,404

Net assets acquired	15,288

Purchase consideration paid in cash		(18,575)
Cash and cash equivalents in subsidiary acquired		1,442

Cash outflow on acquisition		(17,133)

The intangible fixed assets acquired represent the water rights acquired recorded at fair value. These water rights will be amortized over their useful life of 30 years.
On June 27, 2008 the Group acquired 100% of the share capital of Servilampa S.A. for CHP 0.8 billion (USD 1.6 million). Servilampa provides water and wastewater services under a perpetual regulated concession contract. The acquisition of Servilampa supports the Company’s growth strategy in territories where it already has established operations in place and when combined with existing operations in Chile will provide greater efficiencies and economies of scale.
The acquired business contributed revenue of USD 0.4 million and net loss of USD 0.1 million to the Group for the period from June 27, 2008 to December 31, 2008. The results of Chilean entities are incorporated into our consolidated results with a three-month lag due to having non-coterminous year ends. If the acquisition had occurred at the beginning of fiscal year 2009, unaudited Group revenue would have been USD 163.6 million, unaudited net profit would have been USD 17.8 million and there would have been a negligible decrease in unaudited earnings per share for the year ended March 31, 2009. If the acquisition had occurred on April 1, 2007 unaudited Group revenue would have been USD 161.2 million, unaudited net profit would have been USD 11.5 million and there would have been a negligible decrease in unaudited earnings per share for the year ended March 31, 2008.
Details of net assets acquired and goodwill based on the Company’s purchase price allocation are as follows:

Amounts expressed in thousands of USD

Purchase consideration:
— Cash paid	1,530
— Direct costs relating to the acquisition	32

Total consideration	1,562
Fair value of net assets acquired	(1,562)

Goodwill	—

The assets and liabilities arising from the acquisition are as follows:

		Acquiree’s
		carrying
Amounts expressed in thousands of USD	Fair value	amount

Cash and cash equivalents	1,670	1,670
Property, plant and equipment (note 6)	3,669	2,311
Financial fixed assets (note 7)	9	9
Intangible fixed assets	—	343
Receivables	216	182
Payables	(2,572)	(2,570)
Provisions and deferred revenue (note 13)	(158)	—
Long term liabilities	(1,192)	(1,072)
Short term portion of long term liabilities	(80)	(80)

Net assets	1,562	793

Net assets acquired	1,562

Purchase consideration paid in cash		(1,562)
Cash and cash equivalents in subsidiary acquired		1,670

Cash inflow on acquisition		108

On July 23, 2008 the Group completed the acquisition of a 51% interest in a water company in Zhumadian City, China for RMB 127.5 million (USD 18.8 million). The new company, Zhumadian China Water Company, formally commenced operations on July 23, 2008 having previously received its business license from the Zhumadian municipal government on June 19, 2008. The acquisition supports the Company’s strategy of expansion of its operations in China.
The acquired business contributed revenue of USD 4.0 million and net profit of USD 0.2 million to the Group for the period from July 23, 2008 to March 31, 2009. If the acquisition had occurred on April 1, 2008, unaudited Group revenue would have been USD 165.4 million, unaudited net profit would have been USD 17.9 million and there would have been a negligible increase in unaudited earnings per share for the year ended March 31, 2009. If the acquisition had occurred on April 1, 2007 unaudited Group revenue would have been USD 166.6 million, unaudited net profit would have been USD 11.9 million and there would have been a USD 0.01 increase in unaudited earnings per share for the year ended March 31, 2008.
Details of net assets acquired and goodwill based on the Company’s purchase price allocation are as follows:

Amounts expressed in thousands of USD

Purchase consideration:
— Cash paid	18,674
— Direct costs relating to the acquisition	90

Total consideration	18,764
Fair value of net assets acquired	(17,512)

Goodwill	1,252

The assets and liabilities arising from the acquisition are as follows:

		Acquiree’s
		carrying
Amounts expressed in thousands of USD	Fair value	amount

Cash and cash equivalents	—	—
Property, plant and equipment (note 6)	54,973	62,559
Financial fixed assets (note 7)	752	—
Intangible fixed assets	5,965	—
Inventories	—	—
Receivables	2,517	2,517
Payables	(8,269)	(8,269)
Provisions and deferred revenue (note 13)	(1,386)	—
Long term liabilities	(20,214)	(20,214)

Net assets	34,338	36,593

Share of net assets acquired	17,512

Purchase consideration paid in cash		(18,764)
Cash and cash equivalents in joint venture acquired		—

Cash outflow on acquisition		(18,764)

The intangible fixed assets acquired represent the concession right acquired recorded at fair value. This concession right will be amortized over its useful life of 30 years.
26—Earnings per share

Amounts, except share and per share amounts,	Year ended	Year ended	Year ended
expressed in thousands of USD	March 31, 2009	March 31, 2008	March 31, 2007
Total basic and diluted earnings per share	0.58	0.49	0.37

Continuing Operations	0.59	0.42	0.36

Discontinued Operations	(0.01)	0.07	0.01

Weighted average number of shares (note 28)	30,566,007	23,329,982	21,849,343

Profit from continuing operations	17,929	9,888	7,671

Profit from discontinued operations	(88)	1,700	345

Total net profit	17,841	11,588	8,016

—Distributions per share

Amounts, except share and per share amounts,	Year ended	Year ended	Year ended
expressed in thousands of USD	March 31, 2009	March 31, 2008	March 31, 2007
Distributions paid per share	0.18	0.17	4.32

Weighted average number of shares	30,566,007	23,329,982	21,849,343

Total distributions made	5,502	4,000	94,397

27—Related party transactions
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
The Group paid directors’ fees to Biwater Plc amounting to USD 0 (2008: USD 0, 2007: USD 77,000). These fees formed part of other operating charges in the consolidated statement of income.
The Group purchased equipment and services from subsidiaries of Biwater Plc totaling USD 0.5 million (2008: USD 0.5 million, 2007: USD 1.6 million). The remaining USD 0.5 million forms part of other operating charges. The Group was charged interest by the Biwater group totaling USD 0 (2008: USD 23,000, 2007: USD 0).

The Group invoiced USD 0.4 million (2008: USD 5.4 million, 2007: USD 0.4 million) to Biwater Plc for services rendered. The USD 0.4 million is a credit to other operating charges.
As at March 31, 2009 the Group had outstanding amounts payable to Biwater Plc and its subsidiaries of USD 0.1 million (2008: USD 2.0 million). These amounts are shown as amounts payable to affiliated companies in current liabilities. (See note 15.)
As at March 31, 2009 the Group had outstanding amounts receivable from Biwater Plc and its subsidiaries of USD 1.4 million (2008: USD 6.4 million, 2007: USD 5.8 million). These amounts are shown as receivables from affiliated companies in debtors (See note 9.)
During the year ended March 31, 2009, the Company’s subsidiary, Aguas de Panama, S.A., purchased operation and maintenance services from Biwater International Limited’s Panama branch amounting to USD 4.6 million.
28— Summary of differences between accounting policies generally accepted in The Netherlands and in the United States of America
The accompanying consolidated financial statements have been prepared in accordance with Dutch GAAP, which differs in certain respects from accounting principles generally accepted in the United States of America (US GAAP). Reconciliations of net profit and shareholders’ equity under Dutch GAAP with the corresponding amounts under US GAAP are set out below.
Effect on net profit of differences between Dutch and US GAAP

					For the periods
			Year ended	Year ended	April 1, 2006	June 26, 2006
Amounts, except share and per share amounts,			March 31,	March 31,	to	to
expressed in thousands of USD	Note		2009	2008	June 25, 2006	March 31, 2007

Net profit in accordance with Dutch GAAP			17,841	11,588	3,598	4,418
US GAAP adjustments
—Pensions	(a	)	—	—	—	—
—Goodwill amortization	(b	)	522	431	60	204
—Effects of fair value adjustments pushed down into Cascal N.V.	(c	)	492	67	—	(526)
—Business combinations	(d	)	(300)	(677)	—	353
—Effects of changes in tax legislation	(e	)	4,088	—	—	—
—Tax effect of US GAAP differences			(327)	28	—	(160)

Net profit in accordance with US GAAP			22,316	11,437	3,658	4,289

Net profit may be analyzed as follows:
Continuing operations			22,404	10,035	3,596	4,060
Discontinued operation			(88)	1,402	62	229

Net profit in accordance with US GAAP			22,316	11,437	3,658	4,289

Net profit per share
Basic and diluted net profit per share is computed by dividing the net profit applicable to common shares by the weighted average of common shares outstanding during the period.
A reconciliation of the numerator for the purposes of calculating net profit per share under US GAAP is as follows:

			For the periods
	Year ended	Year ended	April 1, 2006	June 26, 2006
	March 31,	March 31,	to	to
Amounts expressed in thousands of USD	2009	2008	June 25, 2006	March 31, 2007
Net profit in accordance with US GAAP	22,316	11,437	3,658	4,289

Net profit (loss) per share in accordance with US GAAP basic and diluted method (USD)
Continuing operations	0.73	0.43	0.17	0.19
Discontinued operations	0.00	0.06	—	0.01

	0.73	0.49	0.17	0.20
Number of shares—Basic and diluted	30,566,007	23,329,982	21,849,343	21,849,343

Effect on shareholders’ equity of significant differences between Dutch and US GAAP

			As at	As at
			March 31,	March 31,
	Note		2009	2008
Shareholders’ equity in accordance with Dutch GAAP			118,214	136,726
US GAAP adjustments
—Pensions	(a	)	412	13,140
—Goodwill amortization	(b	)	1,643	1,787
—Fair value adjustments pushed down to Cascal N.V.	(c	)	26,998	35,790
—Business combinations	(d	)	1,036	463
—Effects of changes in tax legislation	(e	)	3,465	—
—Tax effect of US GAAP differences			(7,631)	(12,509)

Shareholders’ equity in accordance with US GAAP			144,137	175,397

Changes in shareholders’ equity

	Year ended	Year ended	Year ended
Amounts expressed in thousands of USD	March 31, 2009	March 31, 2008	March 31, 2007
The reconciliation of the movements in shareholders’ equity is as follows:
Opening shareholders’ equity—in accordance with US GAAP	175,397	67,340	119,414
Net income for the period April 1, 2008 to March 31, 2009	22,316	—	—
Net income for the period April 1, 2007 to March 31, 2008	—	11,437	—
Net income for the period April 1, 2006 to June 25, 2006	—	—	3,658
Net income for the period June 26, 2006 to March 31, 2007	—	—	4,289

Foreign exchange
For the period April 1, 2008 to March 31, 2009	(40,377)	—	—
For the period April 1, 2007 to March 31, 2008	—	8,019	—
For the period April 1, 2006 to June 25, 2006	—	—	1,351
For the period June 26, 2006 to March 31, 2007	—	—	5,297

Pension movements
For the period April 1, 2008 to March 31, 2009 (1)	(7,697)	—	—
For the period April 1, 2007 to March 31, 2008 (1)	—	6,420	—
Issue of shares	—	104,684	—
Costs of issue	—	(18,503)	—
Distributions to shareholders	(5,502)	(4,000)	(93,802)
Fair value adjustments pushed down to Cascal N.V.	—	—	24,188
Cumulative adjustment on adoption of SFAS 158 (net of tax effect of USD 1,265 )	—	—	2,945

Total movements	(31,260)	108,057	(52,074)

Closing shareholders’ equity—in accordance with US GAAP	144,137	175,397	67,340

(1)	Represents actuarial gains/(losses) on pensions.
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

	Before application		After application
Amounts expressed in thousands of USD	of SFAS 158	Adjustments	of SFAS 158
Other assets	17,199	(1,265)	15,934
Total long term assets	390,042	(1,265)	388,777
Total assets	494,667	(1,265)	493,402
Other liabilities	15,333	(4,218)	11,115
Shareholder’s equity	70,292	(2,952)	67,340
Total liabilities and shareholders’ equity	494,667	(1,265)	493,402

The recognition provisions of SFAS 158 had no effect on the statements of income for the periods presented.
Under Dutch GAAP, the Group recorded a liability before deferred taxation in respect of its UK defined benefit pension plan of USD 8.8 million as at March 31, 2009 (USD 14.1 million as at March 31, 2008). Under US GAAP, the Group has calculated a pension liability of USD 8.1 million as at March 31, 2009 (liability of USD 0.4 million as at March 31, 2008) in respect of the same pension plan. Of the difference between Dutch GAAP and US GAAP defined pension liabilities of USD 0.7 million as of March 31, 2009, USD 0.4 million has been recognized in US GAAP financial statements on push down of fair values recognized in the Nuon transaction described in note (c) below. The Group’s equity method investments in Indonesia and The Philippines both operate defined benefit pension plans and together with a pre-existing pension liability on acquisition of our subsidiary in Zhumadian, China, the aggregate liabilities at March 31, 2009 under Dutch GAAP were USD 1.5 million. The following disclosures related to the UK plan have been presented in accordance with the requirements of SFAS 158 and SFAS 132(R) in the following tables:

			For the periods
			April 1, 2006	June 26, 2006
			to	to
Amounts expressed in thousands of USD	2009	2008	June 25, 2006	March 31, 2007
Pension expense
Service cost	525	1,263	345	1,018
Interest cost	6,020	6,253	1,351	4,212
Expected return on plan assets	(5,641)	(6,464)	(1,344)	(4,225)

Net periodic pension expense	904	1,052	352	1,005

Amounts expressed in thousands of USD	March 31, 2009	March 31, 2008
Change in benefit obligation
Benefit obligation at beginning of year	108,316	117,925
Service cost	525	1,263
Interest cost	6,020	6,253
Plan participants’ contributions	748	614
Benefits paid	(5,649)	(5,546)
Net actuarial (gain)/loss	(5,841)	(13,948)
Effect of foreign currency	(29,622)	1,755

Benefit obligation at end of year	74,497	108,316

Amounts expressed in thousands of USD	March 31, 2009	March 31, 2008
Change in plan assets
Fair value of plan assets at beginning of year	107,928	106,904
Employer contributions	1,880	2,281
Plan participants’ contributions	748	614
Benefits paid	(5,649)	(5,546)
Actual return on plan assets	(10,354)	2,183
Effect of foreign currency	(28,120)	1,492

Fair value of plan assets at end of year	66,433	107,928

Amounts expressed in thousands of USD	March 31, 2009	March 31, 2008
Funded status
Fair value of plan assets	66,433	107,928
Benefit obligation	(74,497)	(108,316)

Funded status and net amount recognized	(8,064)	(388)

Amounts expressed in thousands of USD	March 31, 2009	March 31, 2008
Change in accrued pension costs
Accrued pension costs at beginning of year	(388)	(11,021)
Employer contributions	1,880	2,281
Net periodic pension cost April 1, 2008 to March 31, 2009	(904)	—
Net periodic pension cost April 1, 2007 to March 31, 2008	—	(1,052)
Effect of foreign currency	1,505	(263)

Accrued pension costs at end of year	2,093	(10,055)
Recognition of actuarial gains/(losses)	(10,157)	9,667

Accrued pension costs at end of year	(8,064)	(388)

Future benefit payments
The expected benefit payments for the UK defined benefit plan over the next ten years are as follows:

Amounts expressed in thousands of USD
2010	5,515
2011	5,669
2012	5,828
2013	5,991
2014	6,159
2015—2019	33,479
Net periodic pension expense assumptions
The actuarial assumptions used to determine the net periodic pension expense for the years ended March 31 were as follows:

	2009	2008	2007
Discount rate	6.50%	6.70%	5.25%
Expected long term return on plan assets	6.39%	6.25%	6.00%
Rate of salary increase	4.30%	4.95%	4.65%
Defined benefit pension obligation assumptions
The actuarial assumptions used to determine the defined benefit pension obligation at March 31 were as follows:

	2009	2008
Discount rate	6.50%	6.70%
Rate of salary increase	4.30%	4.95%
Rate of pension increase	2.80%	3.45%
It is estimated that the effect of a 0.5% increase or decrease in the discount rate on the net periodic pension expense for the year ended March 31, 2009 would be USD 0.2 million and USD 1.0 million, respectively and the effect of a

0.5% increase or decrease in the expected long term return on plan assets would be USD 0.1 million and USD 1.0 million, respectively. These assets are managed by professional investment managers. The primary objective is long term growth of assets in order to meet present and future obligations.
The trustee’s policy is to invest in a broad range of assets. The target allocation of funds is: index-linked government securities (35%); equity shares (30%); corporate bonds (25%); and commercial property (10%).
The plan assets were invested as follows:

	March 31,		March 31,
Amounts expressed in thousands of USD	2009	%	2008	%
Equity and properties	—	—	45,740	42.4%
Equities	21,378	32.2%	—	—
Property	5,479	8.2%	—	—
Gilts	22,706	34.2%	35,950	33.3%
Corporate bonds	15,818	23.8%	22,250	20.6%
Cash	1,052	1.6%	3,988	3.7%

	66,433	100%	107,928	100%

Contributions to the plan for the year ending March 31, 2010 are expected to be USD 2.4 million.
(b) Goodwill amortization
Under Dutch GAAP goodwill is presumed to have a finite useful economic life of 20 years or less. Accordingly, goodwill arising on consolidation is amortized over 20 years for Dutch GAAP reporting purposes. In accordance with the requirements of SFAS 142, goodwill arising from business combinations is not subject to annual amortization for reporting under US GAAP. For US GAAP reporting purposes, goodwill arising on consolidation is “pushed down” into the books of the acquired business. Push down accounting is prohibited under Dutch GAAP.
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
There are differences between Dutch GAAP and US GAAP due to the effects of push down accounting. As push down accounting results in different carrying values for the assets and liabilities under US GAAP as fair values are pushed down and the income statement charges differs as the fair value adjustments pushed down are being depreciated and amortized. The effect on the income statement will be affected by disposal of assets or as assets become fully depreciated. The effect on the income statement in the year ended March 31, 2009 was USD 0.5 million (2008: USD 0.4 million, 2007: USD 0.1 million).
Furthermore, in the year ended March 31, 2007 an adjustment for a gain on sale of a riverbed for USD 0.6 million (2008: USD 0, 2009: USD 0) was posted. The book value of the riverbed for Dutch GAAP was nil whereas for US GAAP purposes, due to the push down accounting, the book value was uplifted to fair value effecting negligible US GAAP profits on sale. The Dutch GAAP profits were eliminated.
In the year ended March 31, 2008 the operations in Mexico were terminated. The disposal of an individual asset (a customer relationship intangible) created a loss of USD 0.3 million (2009: USD 0, 2007: USD 0) which was included for US GAAP profits but not for Dutch GAAP profits as the fair value uplift from the push down only affected US GAAP profits.

The effects of the above were posted to the “Effect of fair value adjustments pushed down into Cascal N.V” line in the reconciliation. The 2007 period covers only nine months of the prior year.
The following table summarizes the effects of the Company’s purchase price allocation as at June 26, 2006 and the effect on net profit for the year ended March 31, 2009.

						Effect on
						net profit
				Effect on	Effect on	for the period
		50% of		net profit	net profit	from
		difference		for the year	for the year	June 26,
		between	Assumed	ended	ended	2006 to
		fair and	economic	March 31,	March 31,	March 31,
(Dollars in thousands)		book values	life (Years)	2009	2008	2007
Property, plant and equipment:
—Freehold land (not depreciating)	(i )	15,821	n/a	n/a	n/a	n/a
—Other	(i )	(13,621)	2-44	1,633	1,771	477
Intangible assets:
—Customer relationships	(ii)	840	3-17	(65)	(525)	(126)
—Brand names and trademarks	(iii)	92	3	(33)	(34)	(24)
—Water rights	(iv)	4,644	22	(187)	(224)	(168)
—License and concession agreements	(v )	4,393	14-23	(244)	(251)	(186)
Other assets		21	3	(6)	(6)	(6)
Long-term debt	(vi)	(1,130)	3-28	12	12	9
Pension obligations	(vii)	547	15	(36)	(36)	(27)
Deferred revenue	(viii)	20,526	17-50	(555)	(616)	(456)

Pre-tax effect of “push-down” accounting*		32,133		519	91	(507)
Deferred taxes on above items, net	(ix)	(7,945)		(206)	(39)	138

Total effect of “push-down” accounting		24,188		313	52	(369)

Book value of assets and liabilities at 50%		62,212

Consideration		86,400

*	Included within the effect on net profit for the year ended March 31, 2009 is USD 27,000 (2008: USD 24,000, 2007: USD 19,000) in connection with the “push-down” accounting effect relating to equity method investments which is reclassed into share of net profit of equity method investments in the U.S. GAAP statement of income.

(i)	Property, plant and equipment have been valued on a depreciated replacement cost basis. Depreciated replacement cost has been determined by first establishing the Replacement Cost New (“RCN”), which is the cost to replace the asset with like utility using current material and labor rates and therefore establishes the highest amount a prudent investor would be prepared to pay. RCN was determined by applying an inflation-based index to historical amounts contained within the Company’s records. Adjustments have then been made to the RCN to reflect a loss in value due to physical deterioration, functional obsolescence and economic obsolescence, as appropriate, in order to reach a fair value based on depreciated replacement cost. Depreciation is calculated based on the remaining estimated useful economic life of the asset.

(ii)	Customer relationships have been valued by reference to the present value of the operating cash flows that they generate over their term, taking into account the probability of their renewal. Included within the net profit effect for the year ended March 31, 2008 is the loss of the customer relationship intangible asset upon termination of operations in Mexico in January 2008. This intangible asset was created as part of the purchase price allocation for the acquisition by Biwater of the 50% of the Company’s shares previously owned by Nuon. This intangible asset did not exist under Dutch GAAP. The loss of this intangible asset reduced net profit for the year ended March 31, 2008 by USD 0.3 million.

(iii)	Brand names and trademarks have been valued using the relief from royalties approach, which reflects value by estimating the savings that are realized by the owner of the brand or trademark relative to the amount that an unrelated party could expect to have to pay as a percentage of revenue for their use. This approach requires an assessment to be made of the amount that a third party would be prepared to pay (as a percentage of revenues) for use of the brand name or trademark in question.

(iv)	Water rights relate solely to the Company’s Chilean operations and have been valued using data from an independent valuation firm based on their market price estimated by reference to the values at which similar assets have changed hands in arm’s length transactions between willing buyers and sellers.

(v)	License and concession agreements have been valued using an income-based methodology that uses discounted cash flows. The operating cash flows attributable to each license or concession are calculated by charging appropriate costs to the identifiable revenue stream. These cash flows represent a return on all of the assets employed in their generation. In order to separately value the licenses and concessions, the value and the required return for other identifiable assets must be determined. These contributory asset charges represent the fair return required on all assets that are necessary for the realization of the cash flows and as such are made for all assets that contribute to the cash flows in line with their contribution. Charges for use of contributory assets have been calculated, in the aggregate, for the use of net working capital, fixed assets and an assembled work force. The contributory asset charges are deducted from the cash flows calculating the net present value attributable to each license or concession. Estimates have been made of the useful economic lives of individual licenses and concessions based on the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the entity. A license or concession is amortized over that lifetime.

(vi)	The adjustment to the carrying value of long term debt principally relates to the UK Artesian loan, the outstanding principal of which was GBP 74.5 million (USD 106.8 million) as at June 30, 2006. This loan bears interest at a rate of 3.08% and the principal sum accretes by the UK Retail Price Index (RPI) each year until repaid. The loan is due for repayment in 2033. The fair value of the loan has been calculated based on an assumed current real market rate for such a loan of 2.98% and average annual increases in RPI over the term of the loan of 2.64%, giving a nominal interest rate at which to discount the cash flows related to the loan of 5.62%. Adjustments to the carrying values of other long term debt have given rise to both increases and decreases in the carrying amounts of that debt.

(vii)	The pension adjustment relates to the recognition of 50% of the actuarial gains and losses previously unrecognized under SFAS No. 87, “Employer’s Accounting for Pensions.”

(viii)	In the Company’s historical financial statements, certain monies received from land and property developers in connection with the design, construction and connection of infrastructure have been deferred and are being recognized as revenue in the statement of income on a straight-line basis over the lives of assets used in the related water supply arrangements. As part of the purchase price allocation pushed down to the Company relating to the acquisition of 50% of the Company’s shares by Biwater, no amount of purchase price has been allocated to these deferred revenue balances pursuant to the guidance contained in Emerging Issues Task Force (EITF) Issue No. 01-3, “Accounting in a Business Combination for Deferred Revenue of an Acquiree.” That guidance states that deferred revenue in a business combination should be recognized at fair value. In the case of the deferred revenue balances in the historical financial statements of the Company, the legal obligation to supply water arises from the license or concession in the relevant jurisdiction and those obligations are taken into account when determining for purchase price allocation purposes the value of the relevant license or concession (which give rise to a right to supply water at a regulated price) and the related infrastructure assets needed to access the cash flows arising from that right.

(ix)	Deferred taxes have been calculated on the push-down adjustments above using the enacted tax rates in the jurisdictions to which the push-down adjustments relate. In determining this adjustment, management has taken account of the effect of additional taxable temporary differences on future taxable income, which could be used to recover deferred tax assets against which a full valuation allowance has been recorded in the historical financial statements.

(d) Business combinations
Partial acquisitions
Under Dutch GAAP, GAR 216, all assets and liabilities of a business acquired in a transaction in which less than 100% of a business’s equity is acquired (“partial acquisitions”) are recognized at fair value. Under US GAAP, SFAS 141, “Business Combinations,” the portion of assets and liabilities attributable to minority interests in partial acquisitions are accounted for at book value. The acquisition of 87% of The China Water Company, the 73.4% of Siza Water and the 51% acquisition of Zhumadian in China accordingly result in different values recognized as of the date of acquisition and thereafter in different depreciation and amortization charges under Dutch GAAP and US GAAP. The effects of this difference on recorded values of tangible and intangible fixed assets, deferred taxes and minority interests are reflected in the US GAAP condensed consolidated balance sheet and statement of income presented below. For the period ending March 31, 2009 the effect on the US GAAP profit arising from different depreciation charges was a reduced charge of USD 0.1 million (2008: increased charge of USD 0.3 million). The effect on minority interests was to reduce minority interest in the income statement under US GAAP by USD 0.3 million for the period ending March 31, 2009 (2008: USD 0.3 million). The effect on US GAAP shareholders’ equity was an increase of USD 2.0 million at March 31, 2009 (increase of USD 1.2 million at March 31, 2008).
Additionally, Zhumadian has been consolidated under US GAAP as a variable interest entity using FIN 46(R) “Consolidation of Variable Interest Entities”. This conclusion has been reached taking into account the rights ascribed to the Group’s 51% holding in Zhumadian through the shareholders’ agreement and articles of association, the purpose for which the joint venture was formed and the nature of the risks of the entity. The Group has not provided financial or other support to Zhumadian that it was not contracted or expected to provide. The Group owns 51% of Zhumadian, has a majority on the board of directors and is responsible for the day-to-day operations of the joint venture. The entity is financed in proportion to the shareholdings of the joint venture partners in conjunction with a third party unsecured loan that is being used to finance a new water treatment plant. As at March 31, 2009 the summarized balance sheet of Zhumadian was as follows.

Amounts expressed in thousands of USD	2009
Non-current assets	69,806
Current assets	8,577
Non-current liabilities	(32,611)
Current liabilities	(11,292)
Shareholders’ equity as reported	34,480

There are no restrictions on the use of the assets and no direct relationships between individual assets and liabilities.
The consolidation of Zhumadian under FIN 46(R) does not create a difference between US GAAP and Dutch GAAP as Zhumadian is also consolidated under Dutch GAAP.
Negative goodwill
Additionally, the acquisition of China Water has given rise under Dutch GAAP, GAR 216, to negative goodwill, which is recognized as a liability on the balance sheet and amortized over the average estimated useful life of assets to which the negative goodwill relates. No deferred tax is recorded in respect of negative goodwill. Under US GAAP, SFAS 141 requires any excess of fair value of assets and liabilities acquired over the purchase price to be allocated to certain non-current non-monetary assets acquired; the Group’s accounting policy under US GAAP is to allocate such amounts to assets on a relative fair value basis. The allocation of that excess gives rise to temporary differences for US GAAP, on which deferred taxes are recorded. The effect of the negative goodwill difference has resulted in no difference in income from continuing operations. Also under SFAS 141 negative goodwill has arisen on the acquisitions of Siza Water and Servilampa and also within the acquired equity method investment of Yancheng, China. This negative goodwill has been considered as an impairment of asset values and under Dutch GAAP has been allocated initially to intangible fixed assets and then where applicable against tangible fixed assets. Under US GAAP the negative goodwill has been allocated proportionately to non-monetary, non-current assets. This has given rise to differences in the value of tangible and intangible assets and associated depreciation and amortization charges between Dutch GAAP and US GAAP.

Compensation arising on acquisition of subsidiary
Consideration of up to GBP 0.8 million (USD 1.5 million) payable to the former owners of the Pre-Heat business contingent on its post-acquisition results was dependent on the continued employment of those individuals. Under Dutch GAAP, this element has been treated as consideration for the acquisition of the business and included in goodwill. Under US GAAP guidance contained in EITF 95-8, “Accounting for contingent consideration paid to the shareholders of an acquired enterprise in a purchase business combination,” this element has been treated as compensation for the individuals and will be recognized over the two-year period of employment on which such payments initially depend. The total effect on net profit is to decrease net profit by USD 0.7 million (2008: decrease by 0.7 million) and decrease shareholders’ equity by USD 0.9 million (2007: decrease by 0.7 million). The former owners have received the full consideration of GBP 0.8 million. However an ongoing GAAP difference will continue until the goodwill has been fully amortized because this amount remains part of the goodwill balance being amortized under Dutch GAAP.
(e) Effects of changes in tax legislation
During the year ended March 31, 2009 a change to tax law in the United Kingdom was enacted, the effect of which is to remove an entitlement to tax depreciation on an asset category referred to as “Industrial Buildings.”
Under the provisions of Dutch GAAP this change gives rise to a one-time charge to deferred tax because the abolishing of the entitlement to tax deprecation reduces the tax base of the assets to zero, with immediate effect. This is the accounting consequence of the future tax deductions available in respect of those assets being reset to zero because of the legislative change that has been implemented.
For US GAAP, a different accounting treatment follows from interpretation of FASB Statement No. 109, Accounting for Income Taxes. This treatment freezes the tax basis of the assets at their amounts on the date of the change to the law. The justification for this interpretation is that there is a future tax benefit available on sale or abandonment of the asset in the form of a deduction from sale proceeds, or as a capital loss, that equates to the un-depreciated cost for tax purposes.
The principal point of difference between the Dutch and US GAAP approaches is that the former anticipates the value of the asset being recovered through its continuing use, while the latter is predicated on value recovery through sale. Consequently, on conversion from Dutch GAAP to US GAAP the above mentioned one-time deferred tax liability has been reversed in full.
(f) Differences of presentation
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
Condensed consolidated balance sheet:

Amounts expressed in thousands of USD	March 31, 2009	March 31, 2008
Current assets:
Cash and cash equivalents	30,317	52,696
Restricted cash balances	163	—
Accounts and other receivables	48,458	53,325
Inventory	1,606	1,839

Total current assets	80,544	107,860

Property plant and equipment	381,551	365,774
Goodwill, net	6,308	2,558
Intangible assets, net	22,876	25,911
Investment in equity method investments	41,484	12,387
Restricted cash balances	2,914	4,929
Other assets	11,274	12,245

Total long term assets	466,407	423,804
Total assets	546,951	531,664

Current liabilities	107,399	48,951
Deferred income taxes	51,747	56,897
Deferred income	36,060	39,374
Long term debt, net of current portion	162,224	190,306
Other liabilities	5,201	438
Minority interest	40,183	20,301

Shareholders’ equity	144,137	175,397

Total liabilities and shareholders’ equity	546,951	531,664

Condensed consolidated statement of income:

			For the periods
	Year ended	Year ended	April 1, 2006	June 26, 2006
	March 31,	March 31,	to	to
Amounts expressed in thousands of USD	2009	2008	June 25, 2006	March 31, 2007
Revenue
Regulated	110,848	116,345	20,786	70,217
Unregulated	30,658	26,789	2,096	11,788

Total	141,506	143,133	22,882	82,005
Costs and expenses:
Raw and auxiliary materials	35,139	31,176	4,710	15,036
Operations and maintenance	57,450	56,863	7,673	29,652
Depreciation and amortization	17,829	19,671	3,695	13,131

Income from continuing operations	31,088	35,423	6,804	24,186
Interest income	2,619	2,768	860	1,745
Interest expense	16,183	20,062	2,157	13,852
Other income (expense)	9,975	(2,266)	(696)	(6,083)

Income from continuing operations before income taxes	27,499	15,863	4,811	5,996
Taxation	(8,904)	(8,532)	(1,908)	(4,146)
Share of net profit of equity method investments	4,496	3,348	714	2,335
Minority interest in continuing operations	(687)	(644)	(21)	(125)

Net income from continuing operations	22,404	10,035	3,596	4,060

Discontinued operations(1)
Profit/(Loss) from operations	11	(60)	77	329
Gain on disposal of operations in Belize	203	1,295	—	—
(Loss)/Gain on termination of operations in Mexico	(271)	396	—	—
Income tax charge	(31)	(229)	(15)	(100)

Net income from discontinued operations	(88)	1,402	62	229

Net income	22,316	11,437	3,658	4,289

(1)	Includes results from the early termination of our operation in Mexico in January 2008 and gains on disposal of our operation in Belize.
Consolidated statement of comprehensive income:

		Other	Total
Amounts expressed in thousands of USD	Net profit for	comprehensive	comprehensive
Period	the year	income	income
Year ended March 31, 2009	22,316	(48,074)	(25,758)
Year ended March 31, 2008	11,437	14,439	25,876
April 1, 2006 through June 25, 2006	3,658	1,351	5,009
June 26, 2006 through March 31, 2007	4,289	5,297	9,586
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
Summary consolidated statement of cash flow:

			For the periods
	Year ended	Year ended	April 1, 2006	June 26, 2006
	March 31,	March 31,	to	to
Amounts expressed in thousands of USD	2009	2008	June 25, 2006	March 31, 2007
Cash flow from operating activities	10,285	46,313	240	29,014
Cash flow from investing activities	(73,291)	(28,943)	(5,663)	(46,171)
Cash flow from financing activities	41,899	8,528	(1,002)	(19,476)

Total cash flow	(21,107)	25,898	(6,425)	(36,633)
Exchange and translation differences on cash and cash equivalents	(1,272)	(396)	1,120	861
	(22,379)	25,502	(5,305)	(35,772)

Cash at bank and in hand at beginning of period	52,696	27,194	68,271	62,966

Cash at bank and in hand at end of period	30,317	52,696	62,966	27,194

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
The tables below summarize the financial statements of each of three equity method investments that are the subject of this difference in presentation:
Summarized financial information for joint venture companies, presented in accordance with Dutch GAAP

Company name
Country of incorporation	PT Adhya Tirta Batam		PT Adhya Tirta Sriwijaya		Subic Water		Yancheng China Water Co}
Percentage of equity held	Indonesia		Indonesia		Philippines		China
Year of incorporation	50%		40%		30%		49%
Balance Sheet information	1995		2000		1996		2008
Amounts expressed in	As at March 31*		As at March 31*		As at March 31		As at March 31
thousands of USD	2009	2008	2009	2008	2009	2008	2009	2008
Non-current assets	15,586	12,899	355	429	11,320	10,776	76,255	—
Current assets	6,318	5,021	389	409	4,314	5,821	15,713	—
Non-current liabilities	(1,110)	(115)	(14)	(52)	(2,370)	(2,808)	—	—
Current liabilities	(6,644)	(4,217)	(170)	(191)	(4,515)	(4,414)	(31,752)	—
Shareholders’ equity as reported	14,150	13,588	560	595	8,749	9,375	60,216	—

Group proportion of shareholders’ equity	7,075	6,794	224	238	2,625	2,813	29,506	—
Net carrying value in Group financial statements	7,075	6,794	224	238	2,625	2,813	29,506	—

*	Based on the financial position as at December 31.

Statement of income information:

Amounts expressed in	As at March 31*			As at March 31*			As at March 31			As at March 31
thousands of USD	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
Net revenue	25,218	22,001	21,526	976	889	747	9,604	9,535	7,863	11,160	—	—
Costs and expenses	(17,342)	(16,003)	(15,265)	(701)	(651)	(575)	(4,954)	(5,196)	(5,110)	(7,498)	—	—
Depreciation and amortization	(1,692)	(1,704)	(1,654)	(81)	(77)	(61)	(822)	(730)	(569)	(3,340)	—	—

Net income as reported	6,184	4,294	4,607	194	161	111	3,828	3,609	2,184	322	—	—

Group proportion of net income	3,092	2,147	2,304	78	64	44	1,148	1,083	655	158	—	—
Net income included in Group financial statements	3,092	2,147	2,304	78	64	44	1,148	1,083	655	158	—	—

PT Adhya Tirta Batam and Subic Water paid USD 1.6 million and USD 1.1 million, respectively, to the Company in the year ended March 31, 2008.

*	Based on results as at December 31.
Capital leases
The table below sets out the total minimum lease payments under finance (capital) lease arrangements that the Group had entered into as at the respective balance sheet dates:

Year ended
March 31,
Amounts expressed in thousands of USD	2009
Due within one year	990
Due after 1 year	1,030
Due after 2 years	971
Due after 3 years	997
Due after 4 years	1,005
Due after 5 years	2,496

Total minimum lease payments	7,489
Less: amounts representing interest at rates ranging from 6.8 % to 14.8%	(545)

Present value of net minimum capital lease payments	6,944
Less: current installments of obligations under capital leases	(922)

Obligations under capital leases, excluding current installments	6,022

Discontinued operations
As discussed in note 22 to these consolidated financial statements, Belize Water Services Limited, Biwater Ingeniera y Proyectos S.A. de C.V. and Agua Mexicana y Operaciones S.A. de C.V. are presented as discontinued operations. The requirements under US GAAP that have to be satisfied in order that an operation can be categorized as discontinued are different to those that apply under Dutch GAAP. As a result, Aguas de Quetena S.A., which is not a discontinued operation for Dutch GAAP is classified as such under the provisions of US GAAP. The effect of this changed categorization for US GAAP is shown in the tables in this note 28 under the statement of income heading “discontinued operations.”
Long-term borrowings
At note 2 to these consolidated financial statements it is explained that transaction costs incurred directly as a result of raising the financing are deducted from the normal amount received and then recognized as part of the effective interest cost in the statement of income over the term of the borrowing. Under US GAAP, such transaction costs are reported in prepayments and then charged to the statement of income over the term of the borrowing in the same way as called for by Dutch GAAP. The impact of this reclassification between long term liabilities and prepayments is included in the table in this note 28.

(g) Deferred tax
Items in the reconciliations to US GAAP of shareholders’ equity and net profit relating to income taxes comprise the tax effects of other adjustments. Under both Dutch GAAP and US GAAP, deferred taxes are accounted for on temporary differences between the book and tax bases of assets and liabilities. Under Dutch GAAP, deferred tax assets are recognized to the extent that it is more likely than not that sufficient future taxable income will be available against which to recover those assets. Under US GAAP however, deferred tax assets are recognized in full and a related valuation allowance set up unless it is more likely than not that future taxable income will be available against which to recover those assets. This difference has no effect on net profit or shareholders’ equity as it does not give rise to a difference in the amount of deferred tax assets for which a benefit has been recognized. The analysis of “unrecognized deferred tax assets” in note 23 accordingly also presents the extent of valuation allowances deemed to be necessary in respect of deferred tax assets recorded under Dutch GAAP.
(h) FIN 48
Effective April 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109, Accounting for Income Taxes, and supplemented by FASB Financial Staff Position FIN 48-1, Definition of Settlement in FASB Interpretation No. 48, issued May 2, 2007.
The Company recorded no effect on the liability for unrecognized tax benefits as of April 1, 2007 on the adoption of FIN 48. As of April 1, 2008 and March 31, 2009, the gross amount of unrecognized tax benefits was USD 0.7 million and USD 1.5 million. The total amount of unrecognized tax benefits as of April 1, 2008 and March 31, 2009 that, if recognized, would affect the effective tax rate is USD nil and USD 1.5 million. Based on conditions existing as April 1, 2008, the recognition of the unrecognized tax benefits would increase a loss carry-forward against which deferred tax asset a full valuation allowance would be required, whereas at March 31, 2009 the unrecognized tax benefits would lead to a reduction in current taxes payable.
The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. The Company had USD nil in interest and penalties related to unrecognized tax benefits accrued as of April 1, 2008 and March 31, 2009.
The Company anticipates that it is reasonably possible that the total amount of unrecognized tax benefits could decrease by up to USD 1.5 million by the end of fiscal year 2010 due to audit settlements.
As of March 31, 2009 the following tax years remain subject to examination for the major jurisdictions where the Company does business:

Jurisdiction	Open tax years

The Netherlands	2002-2008
United Kingdom	2006-2008
South Africa	2004-2008
Indonesia	2001-2008
China	2004-2008
Chile	1998-2008

(i) Condensed financial information of Cascal N.V.
These condensed financial statements are presented in accordance with Dutch GAAP. Under the rules of Dutch GAAP, the parent company carries its net investment in subsidiary and other Group companies at an amount equal to their net asset values at the relevant period end. Such net investments are reported within financial fixed assets.
USD 35.2 million was received by the Company as dividends from subsidiaries and joint ventures in the year ended March 31, 2009 (2008: USD 2.7 million, 2007: USD 1.8 million). USD 2.2 million of this amount came from investments in which the Company has a stake of 50% or less.

Balance Sheet

	March 31,	March 31,
Amounts expressed in thousands of USD	2009	2008
Assets:
Fixed Assets
Financial fixed assets	174,409	180,076

	174,409	180,076

Current Assets
Debtors	10,963	8,640
Cash at bank and in hand	4,603	11,077

	15,566	19,717

Total Assets	189,975	199,793

Shareholders’ Equity & Liabilities:
Shareholders’ equity	118,214	136,726
Provisions	1,547	1,014
Long term liabilities	9,228	22,751
Current liabilities	60,986	39,302

Total Shareholders’ Equity & Liabilities	189,975	199,793

Statement of Income

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2009	2008	2007
Net Revenue	517	54	37
Operating Expenses
Staff costs	367	—	—
Other operating charges	3,788	4,965	3,580

	4,155	4,965	3,580

Operating Loss	(3,638)	(4,911)	(3,543)

Net Financial Income and Expense
Loss on disposal of subsidiary	(45)	—	—
Share of net profit of consolidated and proportionally consolidated investments	9,604	26,568	20,687
Exchange rate results	10,628	(2,328)	(6,416)
Interest income	5,635	468	1,120
Interest expense	(3,336)	(7,544)	(5,339)

	22,531	17,164	10,052

Profit before Taxation	18,848	12,253	6,509
Taxation	(1,010)	(665)	1,507

Net Profit	17,838	11,588	8,016
The stand alone financial statements of the Company include the following significant amounts that are eliminated on consolidation:
•	Financial fixed assets of USD 172,728 in 2009 (2008: USD 167,042, 2007: USD 126,766)

•	Debtors of USD 9,313 (2008: USD 542, 2007: USD 57)

•	Long term liabilities of USD 9,228 (2008: USD 6,251, 2007: USD 85,315)

•	Current liabilities of USD 10 (2008: USD 35,696, 2007: USD 24,882)

•	Interest income of USD 5,571 (2008: USD 226, 2007: USD 0)

•	Interest expense of USD 0 (2008: USD 6,551, 2007: USD 4,876)

•	Share of net profits of consolidated and proportionally consolidated investments of USD 9,604 (2008: USD 21,513, 2007: USD 17,754)

Statement of Cash Flows

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2009	2008	2007
Cash Flow from Operating Activities
Net profit	17,838	11,588	8,016
Adjustments for:
Share of net profit of consolidated and proportionally consolidated investments	(9,604)	(26,568)	(20,687)
Loss on disposal of subsidiary	45	—	—
Tax charge	1,010	665	(1,507)
Interest expense	3,336	7,544	5,339
Interest income	(5,635)	(468)	(1,120)
Exchange rate results	(10,628)	2,328	6,416
Interest paid	(2,847)	(279)	—
Interest received	187	271	1,120
Tax paid	(132)	(141)	—
Changes in provisions	—	—	—
Changes in debtors	4,624	1,833	(9,868)
Changes in current liabilities	4,994	3,816	17,370
Changes in long term debtors	326	(11,003)	(19,144)

	3,514	(10,414)	(14,065)

Cash Flow from Investing Activities
Acquisition of subsidiaries	—	(2,895)	(14,340)
Acquisition of intangible assets	(44)
Advances to group companies	(52,760)	—	1,785
(Increase)/Decrease in restricted cash balances	(19)	1,583	1,368

Total capital expenditure	(52,823)	(1,312)	(11,187)

Proceeds from disposal of subsidiary	(45)	—	—

	(52,868)	(1,312)	(11,187)

Cash Flow from Financing Activities
New loans	49,977	16,500	80,027
Issue of shares (net of costs)	—	86,181	—
Loans repaid	(3,500)	(80,623)	—
Dividends received	2,038	2,701	1,808
Distributions made to shareholders	(5,502)	(4,000)	(93,802)

	43,013	20,759	(11,967)

Total Cash Flow	(6,341)	9,033	(37,219)

Exchange and translation differences on cash at bank and in hand	(133)	(113)	518

	(6,474)	8,920	(36,701)

Cash at bank and in hand at beginning of period	11,077	2,157	38,858

Cash at bank and in hand at end of period	4,603	11,077	2,157

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

(j) Recently issued US GAAP accounting standards
SFAS 141 (revised 2007)—In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations.” SFAS 141(R) will change how business acquisitions are accounted for and will affect financial statements both on the acquisition date and in subsequent periods. SFAS 141(R) will become effective for the Group for any acquisitions completed after April 1, 2009. Management has evaluated the possible affects of SFAS 141(R) and will apply its provisions as appropriate to acquisitions completed after April 1, 2009.
SFAS 160—In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements.” SFAS 160 will require all entities to report non-controlling interests in subsidiaries as equity in the consolidated financial statements. SFAS 160 will be effective for us from April 1, 2009. SFAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS 160 will be applied prospectively. Management has evaluated the possible affects of SFAS 160 and will apply its provisions as appropriate effective from April 1, 2009.
SFAS 165—In May 2009, the FASB issued SFAS No. 165, “Subsequent events”. SFAS 165 requires disclosure of the date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued or were available to be issued. SFAS 165 will be effective for us for our financial statements for the year ending March 31, 2010. Management has evaluated the possible affects of SFAS 165 and will apply its provisions beginning with our financial statements for the year ended March 31, 2010.
29—Recapitalization, stock split and initial public offering
On January 23, 2008 the Company completed a recapitalization and stock split that required the following steps to be carried out:
•	Issuance of remaining 11,620 authorized shares having a par value of EUR 5 per share to our existing shareholder in exchange for cash of EUR 58,100. This action increased the total shares issued to 20,000;

•	A split of each issued share having a par value of EUR 5 into 10 shares with a par value of EUR 0.50, thereby increasing the number of issued shares from 20,000 with a par value of EUR 5 to 200,000 having a par value of EUR 0.50; and

•	Issuance of 21,649,343 new shares having a par value of EUR 0.50 each by transferring the corresponding aggregate par value from share premium to issued share capital.
The result of these steps was to have outstanding 21,849,343 shares with a par value of EUR 0.50 each prior to the initial public offering.
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
On January 29, 2008, the Company priced its initial public offering on the New York Stock Exchange which resulted in the issuance of a further 8,710,000 shares to bring the total shares outstanding to 30,559,343 immediately following the initial public offering. On the same date there was a further issuance of 6,664 shares to directors of the Company bringing the total shares outstanding to 30,566,007.
The initial public offering generated proceeds from primary shares issued of USD 97.2 million after underwriters’ discount. An amount of USD 75.7 million has been applied on February 5, 2008 to repay in full the balance of GBP

38 million on the facility that was drawn in June 2006 at the time that Cascal N.V.’s ownership reverted 100% to Biwater.
30—Subsequent events
On June 26 , 2009, we entered into an amended and restated facility agreement with HSBC Bank Plc in respect of our existing $70 million credit facility with HSBC. Of this amount, (a) $60 million is a revolving loan facility intended for financing acquisitions, for general corporate purposes and working capital and to pay transaction expenses, and (b) $10 million is a guarantee facility intended to be used to provide guarantees to replace existing ones, and to issue new or renewed guarantees on behalf of certain subsidiaries. The amended and restated facility has a term of two years ending June 30, 2011 and its terms are similar to those that governed the credit facility it is replacing with the exception of the arrangement fee and interest margin, both of which have been increased in line with current trends in the corporate lending market. For further detail see Item 5 “Operating and Financial Review and Prospects — Liquidity and capital resources”.