Form 20-F
period 2010-03-31
Cascal N.V.
filed 2010-06-25
CIK 1404675

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2010
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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 30,581,343 common shares.
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
Yes ☐    No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

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
Unless otherwise indicated, (1) the terms “we,” “us,” “our company,” “our” and “Cascal” refer to Cascal B.V. or N.V., as the case may be, and its direct and indirect subsidiaries and joint venture investments in projects in China, Indonesia and The Philippines, unless the context otherwise requires, (2) “Biwater” refers to Biwater Plc and its direct and indirect subsidiaries and joint venture investments and excludes Cascal and its subsidiaries and joint venture investments, unless the context otherwise requires, (3) “the Biwater Group” refers to Biwater Plc and its subsidiaries, including Cascal and its subsidiaries, (4) references to the “Caribbean Region” include the countries of Antigua, Bonaire, Curacao and Panama, (5) “shares” refer to the common shares of Cascal N.V., (6) all references to “U.S. Dollars,” “USD,” “dollars,” “$” and “US$” are to the legal currency of the United States, all references to “British Pound sterling,” “GBP,” and “£” are to the legal currency of the United Kingdom, all references to the “Rand” or “ZAR” are to the legal currency of South Africa, all references to “Rupiah” or “IDR” are to the legal currency of Indonesia, all references to “Yuan” or “RMB” are to the legal currency of China, all references to “MXP” are to the legal currency of Mexico, all references to the “UF” are to Unidades de Fomento, the Chilean inflation-free currency, all references to the “CHP” are to the legal currency of Chile, all references to “Peso” are to the legal currency of The Philippines, and all references to “EUR”, “euro” and “€” are to the lawful currency of the member states of the European Monetary Union that have adopted the single currency in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, (7) all references to the “SEC” are to the Securities and Exchange Commission, and (8) all references to a fiscal year refer to our fiscal year ended or ending March 31 of that year. Discussions of the history of our business in this annual report include the achievements of the businesses we have acquired prior to their acquisition by us.
Our reporting currency is the U.S. Dollar, but we conduct substantially all of our business in the local currencies of the countries in which we operate. Amounts used in this annual report that are taken or derived from our financial statements and that have been translated into one currency from another currency have been translated in the manner described in Note 2 “Accounting policies” to our consolidated financial statements. Unless otherwise noted or the context otherwise requires, all other currency translations in this annual report have been made using exchange rates as of March 31, 2010. We make no representation that any amounts could have been, or could be, translated into U.S. Dollars at any particular rate or at all.
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

Forward-looking statements
Many statements we make in this annual report contain forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “target,” “predict,” “project,” “continue,” “forecast,” “should,” “would,” “intend,” “plan,” “believe,” “is/are likely to,” “hope” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements may relate to, among other things:
•	the pending tender offer to acquire all of our issued and outstanding shares;

•	our anticipated growth strategies in the markets in which we operate or in new markets;

•	the levels of growth we anticipate in our targeted markets;

•	our future business development, results of operations and financial condition;

•	our ability to continue to control costs and maintain the quality of our water and wastewater services;

•	our ability to negotiate successfully rate adjustments and other pricing issues with government regulators and public-sector clients;

•	our ability to identify, acquire and integrate complementary operations;

•	our expectations regarding the payment of dividends;

•	our ability to retain senior management and other highly-skilled personnel;

•	our anticipated use of proceeds; and

•	the importance of our alliances, joint venture partners and investments.
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

Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A. Selected Financial Data
The tables below present selected consolidated financial data for and as of the end of our fiscal years 2006, 2007, 2008, 2009 and 2010. The selected consolidated statement of income data for our fiscal years 2008, 2009 and 2010 and the consolidated balance sheet data as of March 31, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by, those consolidated financial statements and related notes. The selected consolidated statement of income data for our fiscal years 2006 and 2007 and the consolidated balance sheet data as of March 31, 2006, 2007 and 2008 below have been derived from audited consolidated financial statements not included in this annual report. Our selected consolidated statement of income data for our fiscal years 2008, 2009 and 2010 and the consolidated balance sheet data as of March 31, 2009 and 2010 have been reconciled to U.S. GAAP. U.S. GAAP varies in certain significant respects from Dutch GAAP. See Note 31 “Summary of differences between accounting policies generally accepted in The Netherlands and in the United States of America” to our consolidated financial statements for a further discussion of the reconciliation of the selected consolidated financial data to U.S. GAAP.
You should read the selected consolidated financial data set forth below in conjunction with Item 5 “Operating and Financial Review and Prospects” appearing elsewhere in this annual report.
Dutch GAAP

	For the year ended March 31,
(Dollars in millions, except share and per share data)	2010 (1)	2009 (2)	2008(3)	2007(4)	2006

Consolidated statement of income data(5):
Revenue	$181.8	$163.4	$160.6	$121.7	$110.6
Raw and auxiliary materials and other external costs	52.2	42.0	35.2	23.8	19.5
Staff costs	38.6	33.7	34.3	24.4	20.9
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill(6)	25.4	23.0	22.8	18.0	16.0
(Profit)/loss on disposal of intangible and tangible fixed assets(7)	(1.3)	(0.7)	(0.7)	(1.0)	0.2
Other operating charges(8)	28.5	28.6	28.1	19.5	22.5
Incremental offering—related costs	—	—	0.7	0.8	—

Total operating expenses	143.4	126.6	120.4	85.5	79.1

Operating profit	38.4	36.8	40.2	36.2	31.5
Gain/(loss) on disposal of subsidiary(9)	0.2	(0.1)	1.7	—	4.1

Exchange rate results (10)	0.5	10.0	(2.4)	(6.8)	(0.2)
Interest income	0.9	2.7	2.9	2.7	4.3
Interest expense	(9.5)	(16.3)	(20.2)	(16.4)	(12.5)

Profit before taxation	30.5	33.1	22.2	15.7	27.2
Taxation	(5.7)	(14.3)	(9.7)	(6.9)	(8.2)
Minority interest	(1.3)	(1.0)	(0.9)	(0.8)	(0.4)

Net profit	$23.5	$17.8	$11.6	$8.0	$18.6

Net profit from continuing operations (11)	$23.4	$17.9	$9.9	$7.7	$14.7
Basic and diluted net profit from continuing operations per share(11)(12)	$0.77	$0.59	$0.42	$0.35	$0.67
Basic and diluted net profit per share(12)	$0.77	$0.58	$0.50	$0.37	$0.85
Basic and diluted weighted average number of shares(12)	30,573,696	30,566,007	23,329,982	21,849,343	21,849,343
Other data:
Distributions per share(12)	$0.09	$0.18	$0.17	$4.32	$—

(1)	Our Caribbean projects in Antigua, Bonaire and Curacao were acquired on December 15, 2009 and are reflected in our statement of income data from that date.

(2)	Our 49% interest in a water company in Yancheng, China was acquired on April 29, 2008 and our share of results from the operation is reflected in our statement of income data from that date. In June 2008 we acquired Servicomunal and Servilampa in Chile and results of these operations are reflected in our statement of income data from June 27, 2008. In July 2008 we acquired a 51% interest in a water company in Zhumadian, China. The results of this operation are consolidated in our statement of income data from July 23, 2008.

(3)	Siza Water was acquired in May 2007 and is reflected in our statement of income data from May 3, 2007.

(4)	Our Panamanian project was acquired in June 2006 and is reflected in our statement of income data from June 26, 2006. Our first four Chinese projects were acquired in November 2006 and are reflected in our statement of income data from November 15, 2006. Pre-Heat Limited was acquired in February 2007 and is reflected in our statement of income data from February 1, 2007.

(5)	In addition to the acquisitions that have occurred since the beginning of fiscal year 2007, the comparability of our results of operations for the periods presented have been affected by the sale of our interest in Belize Water Services in October 2005, the sale of our Calama wastewater project effective as of the end of fiscal year 2006, the borrowings incurred in June 2006, the proceeds of which were used to facilitate Biwater’s purchase of 50% of our shares and the early termination of our operation and maintenance contract in Mexico in January 2008. See Item 5 “Operating and Financial Review and Prospects — Operating results — Overview — Transactions affecting comparability of periods.” Our results of operations reflect our operation and maintenance contract in Mexico as a discontinued operation.

(6)	Negative goodwill arose on acquisition of China Water on November 15, 2006 and is described in Note 13 “Negative goodwill” to our consolidated financial statements.

(7)	The loss in fiscal year 2006 arose from the sale of our former wastewater treatment plant in Calama. The profit in fiscal year 2007 arose mainly from the disposal of a section of river bed owned by our U.K. subsidiary. The profits in fiscal years 2008, 2009 and 2010 were derived from sales of property and other assets that were surplus to the needs of our U.K. project company.

(8)	Other operating charges include professional fees, insurance, operating lease payments, travel expenses, management fees and bad debts.

(9)	Includes gains realized following receipt of the repayment of promissory notes issued by the Government of Belize in connection with the sale of our interest in Belize Water Services in October 2005 and the early termination of our operation and maintenance contract in Mexico in January 2008. In fiscal year 2009 we have included the costs incurred in liquidating of our subsidiary companies in Mexico following the early termination of our operation and maintenance contract in January 2008.

(10)	Currency exchange differences resulting from settlement and translation of monetary assets and liabilities are charged or credited to the exchange rate results line of our statement of income. See Note 2 “Accounting policies” to our consolidated financial statements.

(11)	Does not include the results of our discontinued operations, our interest in Belize Water Services prior to its sale in October 2005 and our operations and maintenance contract in Mexico which was subject to an early termination in January 2008.

(12)	Our historical shares outstanding for comparative periods reflect the series of stock split and recapitalization transactions that effectively resulted in a 2,607-for-1 stock split assuming it occurred as of the beginning of the comparative periods presented and that there were 21,849,343 common shares outstanding during all of the comparative periods presented prior to our initial public offering.

Dutch GAAP

(Dollars in millions,	As of March 31,
except per share data)	2010(1)	2009(2)	2008(3)	2007(4)	2006

Consolidated balance sheet data:
Cash at bank and in hand	$41.4	$34.7	$54.4	$28.3	$69.2
Capital Stock	20.7	20.3	24.2	14.5	13.2
Total assets	608.9	551.7	522.4	484.9	403.7
Short term debt (5)	11.6	69.1	9.1	8.8	5.9
Current liabilities (excluding short term debt)	56.4	54.2	42.7	67.4	23.3
Long term liabilities(6)	224.7	161.8	190.2	245.1	146.9
Net assets (Shareholders’ equity)	148.5	118.2	136.7	38.6	119.0
Minority shareholders’ interest(7)	35.9	35.1	16.1	10.6	0.1

(1)	Our Caribbean projects were acquired in December 2009 and are reflected in our balance sheet data as at March 31, 2010.

(2)	Servicomunal and Servilampa were acquired in June 2008 and Zhumadian was acquired in July 2008 and our share of Yancheng was acquired in April 2008, and all are reflected in our balance sheet data as of March 31, 2009.

(3)	Siza Water was acquired in May 2007 and is reflected in our balance sheet data as of March 31, 2008.

(4)	Our Panamanian project was acquired in June 2006 and is reflected in our balance sheet data as of March 31, 2007. Our first four Chinese projects were acquired in November 2006 and are reflected in our balance sheet data as of March 31, 2007. Pre-Heat Limited was acquired in February 2007 and is reflected in our balance sheet data as of March 31, 2007.

(5)	Short term debt as of March 31, 2009 included $60 million in connection with our revolving loan facility which was originally due to expire on March 31, 2010. On June 26, 2009 we completed the renewal of this revolving loan facility with the same lender for a period of two years ending June 30, 2011. The terms of the renewed facility are similar to those under which the previous facility was granted with the exception of the arrangement fee and interest rate margin, both of which have been increased in line with current trends in the corporate lending market. See — Item 5 “Operating and Financial Review and Prospects — Liquidity and capital resources”.

(6)	Long term liabilities primarily consists of unsecured bank loans, secured bank loans and financial leases.

(7)	The minority shareholders’ interest relates to our project companies in South Africa and China.
EBITDA represents net profit before interest expense/(income) and exchange rate results, taxation, depreciation and amortization of intangible and tangible fixed assets and negative goodwill, loss/(profit) on disposal of intangible and tangible fixed assets and minority interest.
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
Because of these limitations, EBITDA should not be considered as the primary measure of our operating performance or as a measure of discretionary cash available to us to invest in the growth of our business. The following is a reconciliation of net profit, the most directly comparable Dutch GAAP performance measure, to EBITDA.

	Year ended March	Year ended March	Year ended March
(Dollars in millions)	31, 2010	31, 2009	31, 2008

Net profit	$23.5	$17.8	$11.6
Add:
Interest expense, net and exchange rate results	8.1	3.6	19.7
(Gain)/loss on disposal of subsidiary	(0.2)	0.1	(1.7)
Taxation	5.7	14.3	9.7
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	25.4	23.0	22.8
Profit on disposal of intangible and tangible fixed assets	(1.3)	(0.7)	(0.7)
Minority interest	1.3	1.0	0.9

EBITDA	$62.5	$59.1	$62.3

Revenue	181.8	163.4	160.6

EBITDA as a percentage of revenue	34.4%	36.2%	38.8%

The tables below set forth our selected consolidated financial data according to U.S. GAAP:
U.S. GAAP

	For the	For the	For the
	year	year	year
	ended	ended	ended
(Dollars in millions,	March 31,	March 31,	March 31,
except per share data)	2010(1)	2009(2)	2008(3)

Condensed consolidated statement of income data:
Revenue	$152.1	$141.5	$143.1
Costs and expenses:
Raw and auxiliary materials	40.0	35.1	31.2
Operations and maintenance	61.4	57.5	56.8
Depreciation and amortization	19.8	17.8	19.7

Income from continuing operations	30.9	31.1	35.4
Interest income	0.8	2.6	2.8
Interest expense	9.3	16.2	20.0
Other income/(expense)	0.5	10.0	(2.3)

Income from continuing operations before income taxes	22.9	27.5	15.9
Taxation	(3.4)	(8.9)	(8.5)
Share of net profit of equity method investments(4)	5.3	4.5	3.3

Net income from continuing operations	24.8	23.1	10.7
Less: Net income attributable to non-controlling interests	(1.0)	(0.7)	(0.7)

Net income from continuing operations attributable to Cascal	23.8	22.4	10.0
Discontinued operations
Income from operations	—	—	(0.1)
Gain on disposal of Belize Water Services	0.2	0.2	1.3
(Loss)/Gain on termination of operations in Mexico	—	(0.3)	0.4
Income tax	(0.1)	—	(0.2)

Net income from discontinued operations	0.1	(0.1)	1.4

Net income	$23.9	$22.3	$11.4
Net income (loss) per share—basic and diluted(5)
Continuing operations	$0.78	$0.73	$0.43
Discontinued operations	$—	$—	$0.06

	$0.78	$0.73	$0.49

Weighted average number of shares—basic and diluted(5)	30,573,696	30,566,007	23,329,982

(1)	Our Caribbean projects in Antigua, Bonaire and Curacao were acquired on December 15, 2009 and are reflected in our statement of income data from that date.

(2)	In June 2008 we acquired Servicomunal and Servilampa in Chile and results of these operations are reflected in our statement of income data from June 27, 2008. In July 2008 we acquired a 51% interest in a water company in Zhumadian, China. The results of this operation are consolidated in our statement of income data from July 23, 2008.

(3)	Siza Water was acquired in May 2007 and is reflected in our statement of income data from May 3, 2007.

(4)	Consists of net profit from our interests in our projects in Indonesia and The Philippines and our 49% interest in a water company in Yancheng, China from its date of acquisition on April 29, 2008.

(5)	Basic and diluted net profit per share is computed by dividing the net profit applicable to common shares by the weighted average number of common shares outstanding during the period. Our historical shares outstanding reflect the series of stock split and recapitalization transactions that effectively resulted in a 2,607-for-1 stock split assuming it occurred as of the beginning of the periods presented prior to our initial public offering and that there were 21,849,343 common shares outstanding during all of the periods presented prior to our initial public offering.
U.S. GAAP

	As of March 31,
(Dollars in millions)	2010(1)	2009(2)	2008(3)

Condensed consolidated balance sheet data:
Cash and cash equivalents	$34.8	$30.3	$52.7
Total assets	604.6	547.0	531.7
Current liabilities	51.0	107.4	49.0
Long term debt, net of current portion	223.5	162.2	190.3
Non-controlling interest	40.7	40.2	20.3
Shareholders’ equity	174.0	144.1	175.4

(1)	Our Caribbean projects in Antigua, Bonaire and Curacao were acquired on December 15, 2009 and are reflected in our balance sheet data as at March 31, 2010.

(2)	Servicomunal and Servilampa acquired in June 2008 and Zhumadian acquired in July 2008 are all reflected in our balance sheet data as of March 31, 2009. Our acquisition of a 49% share of Yancheng acquired in April 2008 is accounted for as an equity method investment.

(3)	Siza Water was acquired in May 2007 and is reflected in our balance sheet data as of March 31, 2008.
The numerator for the purposes of calculating net profit per share under U.S. GAAP is as follows:
U.S. GAAP

	Year	Year	Year
	ended	ended	ended
	March 31,	March 31,	March 31,
(Dollars in millions)	2010(1)	2009(2)	2008(3)
Net income in accordance with U.S. GAAP	$23.9	$22.3	$11.4

(1)	Our Caribbean projects in Antigua, Bonaire and Curacao were acquired on December 15, 2009 and are reflected in our statement of income data from that date.

(2)	Our 49% interest in a water company in Yancheng, China was acquired on April 29, 2008 and our share of results from the operation is reflected in our statement of income data from that date as part of our share of net profit of equity method investments. In June 2008 we acquired Servicomunal and Servilampa in Chile and results of these operations are reflected in our statement of income data from June 27, 2008. In July 2008, we acquired a 51% interest in a water company in Zhumadian, China. The results of this operation have been included in our consolidated statement of income from July 23, 2008.

(3)	Siza Water was acquired in May 2007 and is reflected in our statement of income data from May 3, 2007.
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
Risks relating to the tender offer
We are subject to an unsolicited tender offer that is disruptive to our business and may distract our management and employees and create uncertainty that may adversely affect our business.
As discussed in Item 4 “Information on the Company — History and Development of the Company — Recent developments, acquisitions and divestments”, on April 26, 2010, Sembcorp Utilities Pte Ltd. and Sembcorp Industries Ltd. (collectively, “Sembcorp”) commenced an unsolicited tender offer for all of our outstanding shares. Responding to the tender offer, reviewing and possibly implementing potential defensive strategies and exploring the availability of alternative transactions that reflect our full intrinsic value have become, and may continue to be, a significant distraction for our management and employees and have required, and may continue to require, the expenditure of significant time and resources by us.
The unsolicited nature of the Sembcorp tender offer, reviewing and possibly implementing potential defensive strategies and exploration of the availability of alternative transactions that reflect our full intrinsic value have created or may create uncertainty for our employees and for current and potential customers, our regulators and other business partners. This uncertainty may adversely affect our ability to retain key employees and to attract new employees and may cause current and potential customers, regulators and other business partners to terminate, or not to renew or enter into, arrangements with us. These consequences, alone or in combination, may have a material adverse effect on our business.
The uncertainty surrounding the Sembcorp tender offer, our review and possible implementation of defensive strategies and our exploration of the availability of alternative transactions that reflect our full intrinsic value may also cause the future trading market of our common shares to be volatile.
No assurance can be given as to whether any of our contacts will result in a proposed transaction, particularly in light of Biwater’s irrevocable commitment to sell its shares to Sembcorp, whether any transaction that may be proposed as a result of such process would be acceptable to us and our board of directors, or whether any such proposed transaction will be announced or consummated.
Litigation relating to the Sembcorp tender offer may adversely affect our business.
We have been involved in multiple legal proceedings in connection with the Sembcorp tender offer in order to protect our rights and the interest of our stakeholders, including minority shareholders. Other lawsuits may continue to be filed against us and our directors and by us. These claims and any resultant litigation could subject us to liability, will be time consuming and expensive to prosecute and defend, and could result in the diversion of the time and attention of our management and employees, any of which could have a material adverse effect on our business. See Item 8 “Financial Information — Current legal proceedings — Litigation arising from the unsolicited tender offer from Sembcorp” for additional information regarding certain litigation relating to the Sembcorp tender offer.
If Sembcorp is successful, you may be subject to additional risks that could adversely affect the value of your shares.
It is impossible for us to predict how Sembcorp would manage us in the future if its tender offer is successful or it otherwise becomes our majority shareholder, and therefore we cannot fully assess the effect that its majority ownership would have on us, including many of the risks described elsewhere in this Item 3D. Sembcorp has expressed an intention to delist our shares from the New York Stock Exchange and deregister our shares under the Securities Exchange Act of 1934; each of these steps may significantly reduce the investor protections that are currently provided to our shareholders and exacerbate many of the risks we face and which are described elsewhere in the description of risk factors affecting us in this Item 3D. In its offer to purchase, Sembcorp refers to a number of steps that it may take that would further reduce the liquidity of your shares if you do not tender to Sembcorp. In addition, Sembcorp may not be subject to the same contractual obligations to us to which Biwater has been subject. For instance, Sembcorp will not be obligated by contract or New York Stock Exchange listing rules (if our shares are delisted) to maintain independent directors. Furthermore, Sembcorp will not be subject to a non-competition agreement for our benefit, and therefore may seek to compete against us. Although minority shareholders may have certain rights under Dutch law, those rights will differ from the rights of a shareholder of a typical corporation incorporated under the corporation laws of one of the United States. See Item 10B “Memorandum and articles of association — Summary comparison of other corporate governance and shareholders’ rights and matters under Dutch corporation law and Delaware corporation law.”
An increase in the ownership of our common shares by shareholders other than Biwater could trigger a change of control under some of our agreements, including agreements governing our long-term indebtedness.
Some of our agreements, including agreements governing certain of our long-term indebtedness may contain change of control provisions that are triggered when Biwater owns less than a certain percentage of our common shares, or the lenders under those agreements may claim that such provisions apply. Although management does not believe that there are any change of control provisions that would have a material adverse effect on us, there can be no assurance that lenders will not raise issues with respect to such provisions and that management will need to engage in negotiations or litigation to resolve those issues, and incur fees and expenses in resolving them, and that the ultimate resolution would remain uncertain and perhaps would be unfavorable.
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
Our financial performance could be impacted by the unwillingness of customers to pay amounts owed.
In certain of our territories of operation we provide bulk water to only a single customer and as such we are heavily reliant upon such customer’s ability or willingness to pay amounts owed. For instance, as at March 31, 2009 IDAAN, the national water authority representing the State of Panama, owed $7.1 million to APSA, our Panamanian subsidiary which had passed its contractual due date for payment. This sum related to increases to our water rate in Panama. Although these payments were received during the year ended March 31, 2010 there can be no assurance we will not face further difficulties in collecting receivables in Panama or in other places where we conduct business.
If we are unable to obtain government or public-sector client approval of our requests for rate increases, our profitability may suffer.
Our ability to meet our financial objectives is dependent upon the rates we charge our customers. These rates generally are subject to periodic approval by government regulators or our public-sector clients. Obtaining approval for rate increases can be time-consuming and costly. The organizations that must approve our rates may change their rules and policies, particularly when there are changes in their personnel for any reason, including changes in government administration. The risk of these kinds of policy changes is greater in emerging markets than in developed markets. Although the contracts and regulations we operate under usually contain provisions to address material, unexpected events, these provisions usually require us to seek regulatory or client approval before we can raise our rates in response to increased expenses. We may face difficulties in obtaining approval to raise rates such as we have experienced in our projects in Indonesia and The Philippines. There could be a significant gap between the timing of increased expenses and our ability to recover those expenses. In extreme cases, a lack of approval for rate increases may result in the project no longer being viable, which could lead to its termination and write-off. There may also be a significant delay between approval of a rate increase and the ability of the client to pay the increased rates as we have experienced in our project in Panama (see Item 4 “Information on the Company— Business Overview — Caribbean region (Aguas de Panama, Antigua, Bonaire and Curacao/water”). We can provide no assurances with respect to future rate increases that may be approved by our clients and regulators or that any such increases will be sufficient to ensure profitability with respect to the affected operations.
Our recent acquisitions and strategic investments and any future acquisitions or investments may have an adverse effect on our ability to manage our business and may subject us to unforeseen liabilities.
Selective acquisitions and strategic investments, such as our recent acquisitions of:
•	a 49% stake in Yancheng China Water Company, an equity joint venture in Yancheng City, China;

•	100% of the share capital of Servicomunal S.A. and Servilampa S.A. in Chile;

•	a 51% stake in Zhumadian China Water Company, an equity joint venture in Zhumadian City, Henan Province, China; and

•	100% of the share capital of Veolia Water Antigua Ltd., Veolia Water St. Maarten N.V. and Veolia Water Caribbean Ltd (Veolia Water Antigua Ltd. and Veolia Water Caribbean Ltd. have subsequently been renamed Cascal Water (Antigua) Ltd. and Cascal Water (Caribbean) Ltd. respectively),
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
Water and wastewater service providers are generally subject to regulation by water, environmental and health and safety regulators. Regulations may relate to, among other things, standards and criteria for drinking water quality and for wastewater discharges, customer service and service delivery standards, waste disposal and raw water abstraction limits and charges. Accordingly, we are often required to obtain environmental permits from governmental agencies in order to operate our facilities. Some of our ancillary or complementary businesses are also subject to regulatory requirements. We cannot assure you that we have been or will be at all times in compliance with these laws, regulations and permits. Our costs of complying with, or discharging our responsibility under past, current and future governmental laws and regulations may adversely affect our business or results of operations. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators and our operations could be curtailed or shut down, and we could be exposed to claims by third parties resulting from non-compliance. In addition, our failure to comply with such laws, regulations and permits may constitute a breach of our contracts. These laws and regulations are complex and change frequently and these changes may cause us to incur costs in connection with the remediation of actions that were lawful at the time they were taken. We may incur higher costs than expected in any particular period and we may not be immediately able to pass those increased costs along to our customers through rate increases.
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
Our water supplies are subject to contamination, including contamination from naturally-occurring compounds, chemicals and pollution resulting from man-made sources and terrorist attacks. If our water supply is contaminated, we may have to interrupt the use of that water supply until we are able to substitute the flow of water from an uncontaminated source. In addition, we may incur significant costs in order to treat the contaminated source through expansion of our current treatment facilities or the use of treatment facilities operated by others or the development of new treatment methods. The costs associated with a contaminated water source could be significant. We could also be held liable for consequences arising out of human exposure to hazardous substances in our water supplies or other environmental damage and our insurance policies may not be sufficient to cover the costs of these claims. Improper handling of the water we supply could lead to contamination that is not caused by us but for which third parties can attempt to hold us responsible, such as may have recently occurred in connection with our operation in Northern Chile. See Item 8 “Financial Information — Current legal proceedings— Chile-Bayesa”. If we are unable to substitute water supply adequately from an uncontaminated source or treat the contaminated water in a cost-effective manner, our business and financial condition may be adversely affected through a decline in revenue or higher operating costs.
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
Our continued growth and success depend in large part on the managerial and technical skills of the members of our senior management. In the past we have relied on the skills of our Chief Executive Officer, who is resigning as Chief Executive Officer, effective July 31, 2010. His replacement has not yet been identified. Most of our executive officers, including our Chief Executive Officer, are subject to written contracts relating to their employment, but these contracts do not contain broad non-compete provisions. Any loss of services of any of those individuals would negatively affect our business by harming our ability to pursue our growth strategy and to continue to oversee the improvement of our existing operations.
Adverse economic conditions could adversely affect our business, financial condition and growth potential.
We are sensitive to economic conditions in each of the markets where we provide water and wastewater services, including the United Kingdom, which represented 45% of our revenue during fiscal year 2010. There is a positive correlation between improved economic conditions, and the consequential higher standards of living, and the consumption of water. Therefore, global or regional economic downturns, such as the current worldwide economic crisis, could have an adverse effect on our business and financial condition by reducing the need for improved water services. In addition, increases in the local rates of inflation or the cost of electricity where we operate may result in an increase in our operating costs, which may not be immediately and fully recoverable in our rates. If worldwide economic conditions fail to improve or worsen, our expected growth may be adversely affected.
If we are unable to manage the risks associated with operations in emerging markets, our business, financial condition and results of operations may be adversely affected.
We operate in several emerging markets. There are a number of risks in doing business in those markets, including the following:
•	an unfavorable political or economic environment, including rates, duties, exchange controls, expropriation, import controls and other trade barriers;
•	unexpected legal or regulatory changes and the associated cost of compliance, such as South Africa’s introduction of a “free basic water” policy in 2000, which had a material adverse effect on the results of our South African operations;
•	protests relating to the provision of, or charges associated with, the supply of water and wastewater services by a foreign private company, as we have experienced in the past in Indonesia and South Africa;
•	a heightened risk of terrorist threats or attacks that affect our ability to meet our service obligations;
•	longer accounts receivable payment cycles and greater difficulties in collecting accounts receivable, as we have experienced in Panama and with some of our poorer customers in the townships surrounding Nelspruit, South Africa;
•	the loss of grants that may be provided by governments, such as those currently provided to our projects in South Africa in order to assist in the provision of water and wastewater services to the communities unable to pay for our services;
•	difficulties in attracting and retaining qualified management and employees or rationalizing our workforce;

•	recessionary trends, inflation and instability of the financial markets;
•	potentially adverse tax consequences, including regulations relating to transfer pricing and withholding taxes on remittances, dividends and other payments by our subsidiaries and joint ventures; and
•	arbitrary decisions to attempt to terminate our contracts without cause, as we have experienced in our former project in Mexico and we believe we are currently experiencing with respect to our contract in Northern Chile. See Item 8 “Financial Information —Current legal proceedings— Chile-Bayesa”.
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
Under the terms of some of our bidding processes, agreements with our clients and loan agreements, we provide financial guarantees, usually in the form of bank guarantees, or deposits to ensure our performance of certain obligations. At March 31, 2010, we had guarantees totaling $10.0 million. If we fail to perform certain obligations to the satisfaction of the party that holds the guarantee or deposit, our client or lender may take the benefit of the guarantee or deposit.
If we are required to make unexpected payments to any pension plans applicable to our employees or the employees of Biwater, our financial condition may be adversely affected.
Our employees at our operations in the United Kingdom, Indonesia and The Philippines participate in defined benefit pension plans, and such plans, together with a pre-existing pension liability incurred upon acquisition of our subsidiary in Zhumadian, China, reported a net pension obligation of $7.7 million as of March 31, 2010, as calculated under Dutch GAAP. We may assume other obligations under defined benefit pension plans as a result of our acquisition of new projects. Changes in actuarial estimates and assumptions can increase our reported pension plan expenses and liabilities, and in certain circumstances we may be required to increase the actual cash payments we make under these plans.
We are also contingently liable for Biwater’s obligations under its defined benefit pension plan in the United Kingdom because we are considered “connected or associated with” Biwater under U.K. pension legislation. As at January 29, 2008 which is the most recent date for which this calculation is required to be made available, Biwater’s U.K. defined benefit pension plan was underfunded on a full buy-out basis, as determined under the U.K. pension statute, by £96.3 million ($138.0 million). At the same date, our U.K. defined benefit pension plan was underfunded on a full buy-out basis by £7.1 million ($10.2 million).
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
In most of our markets we presently operate under long-term licenses from, and contracts with, governmental agencies and other public-sector clients. Most of the longer-term licenses and contracts are subject to periodic renegotiation of rates and other material terms. Our regulator’s or public-sector client’s inability or unwillingness to perform its obligations under the license or contract, as we have experienced in our project in Panama or have experienced in our former project in Belize, may impair the profitability of these projects and the value of the investments that we have made. In addition, disputes that we may have with our public-sector client or regulator may adversely affect our contract negotiations or could lead to termination of our license. Upon expiration, these arrangements may not be renewed or may be renewed on less favorable terms, and the terms and conditions of these arrangements following any renegotiation may not be as favorable to us as the terms and conditions in effect prior to those changes.
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
Approximately one-third of our employees in the United Kingdom and 80% of our employees in South Africa, representing approximately 15% of our total workforce, belong to labor unions. Disputes with regard to the terms of employment of these workers or our potential inability to negotiate acceptable wages and benefits with these unions in the future could result in, among other things, strikes, work stoppages or other slowdowns by the affected workers. Our relations with our employees may not remain positive, and union organizers could be successful in future attempts to organize at some of our other operations. If our workers were to be involved in a strike, work stoppage or other slowdown, or other employees were to become unionized or the terms and conditions in future labor agreements were renegotiated, we could experience a significant disruption of our operations and higher ongoing labor costs.
Our relationships with our project partners may not be successful, which could adversely affect our business and the implementation of our growth strategy.
In certain markets, we depend on relationships with partners and co-investors to provide local expertise, develop relationships with public-sector clients, participate in the management of existing projects and identify project opportunities. Some of these relationships are either required by local regulation such as in The Philippines or encouraged by a central government such as in South Africa. Changes in project scope, local political or economic conditions or a partner’s financial condition may result in termination of the relationship and may require us to buy or sell a portion of the remaining interests in the project. Also, disagreements between us and our partners and co-investors may affect the operations of our subsidiaries and joint ventures, such as we are experiencing in our project in The Philippines. See Item 8 “Financial Information — Current legal proceedings — Disputes with Olongapo City in The Philippines”. These disagreements may also adversely affect our ability to receive dividend payments and/or management fees from our projects such as we have experienced in The Philippines. If these relationships are not successful, our business and growth may be adversely affected and the value of your shares may decline.
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
As a holding company, Cascal N.V. depends on the earnings and cash flows of, and dividends, distributions, loans and/or advances from, our subsidiaries and companies in which we have joint venture investments to generate the funds necessary to meet certain of our obligations, including servicing the borrowings under our revolving loan facility, and pay dividends. Our ability to pay dividends will be subject to our future results of operations, financial condition, liquidity needs and capital resources. In addition, the payment of dividends, distributions, loans or advances to Cascal N.V. or one of our intermediate holding companies by our subsidiaries and companies in which we have joint venture investments could be subject to contractual restrictions, such as the terms of their financing arrangements, as well as legal restrictions, such as statutory restrictions and the fiduciary duties owed by the directors of these subsidiaries and companies in which we have or may have joint venture investments. Limitations on the payment of dividends, distributions, loans or advances to the holding company are common in the early years of our ownership or investment in a particular project. One or more strategic alternatives that we undertake, including those that may be undertaken in connection with efforts to defend against the pending hostile tender offer, could cause us to reconsider our dividend policy. The payment of dividends is further subject to the provisions of Dutch law, including a provision that eligible profits may only be distributed to the extent shareholders’ equity is not reduced below the amount of the fully paid-up share capital and the reserves that must be maintained by law or under our Articles of Association. See Item 8 “Financial Information— Dividend Policy”. As a result, we can offer no assurances that we will be able to pay dividends in the amounts and at the times that our shareholders expect.
Our projects are subject to risks that could disrupt the services that we provide.
We currently operate in eight countries and if we achieve our growth plans we will extend the geographical scope of our operations. Our facilities and operations could be damaged or disrupted by a natural disaster, war, political unrest, terrorist activity or public health concerns. A major catastrophe, such as an earthquake, hurricane, tsunami, flood, volcanic eruption or other natural disaster at any of our sites, or significant political unrest, war or terrorist activities in any of the areas where we conduct operations, could result in a prolonged interruption of or disruption to the services we provide to our customers. Insurance coverage relating to these risks may be insufficient or unobtainable on commercially reasonable terms. We may not be able to provide our services in the manner required by our customers if any of the foregoing occurs, resulting in damage to our reputation and lower revenue and profits.
Climate change laws and regulations may be adopted that could require compliance with greenhouse gas emissions standards and other climate change initiatives. Additional capital expenditures could be required and our operating costs could be increased in order to comply with new regulatory standards imposed by our regulators.
Climate change is receiving increasing attention worldwide. Many scientists, legislators, and others attribute global warming to increased levels of greenhouse gases, including carbon dioxide, which has led to significant legislative and regulatory efforts to limit greenhouse gas emissions. Possible new climate change laws and regulations, if enacted, may require us to monitor and/or change our operations. It is possible that new standards could be imposed that will require additional capital expenditures or raise our operating costs. Because it is uncertain what laws will be enacted, we cannot predict the potential impact of such laws on our future consolidated financial condition, results of operations, or cash flows. Although these expenditures and costs may be recovered in the form of higher rates, there can be no assurance that the various regulators that govern our business would approve rate increases to enable us to recover such expenditures and costs. We cannot assure you that our costs of complying with new standards or laws will not adversely affect our business, results of operations or financial condition.
Risks relating to our relationship with the Biwater Group
Biwater is in a position to control matters requiring a shareholder vote, and this ownership concentration may adversely affect the market price of our shares as well as the ability of our other shareholders to influence matters subject to a shareholder vote.
Biwater owns, directly or indirectly, approximately 58% of our outstanding common shares. Biwater has initially elected a board of directors whose members will serve staggered terms on a “classified” board, but we cannot assure you that Biwater will continue to support the election of a “classified” board in the future. Biwater as a majority shareholder may at any time vote to eliminate the “classified” board provisions in our governing documents and vote to remove any subsequently elected director without cause. Biwater has recently initiated action in The Netherlands seeking the suspension or removal of the current independent directors under certain circumstances, and has entered into an agreement with a third party, Sembcorp, that could also lead to the removal of our independent directors.
Biwater, or a purchaser of our shares owned by Biwater, has sufficient voting power to call an extraordinary meeting of shareholders, and as a result of its majority ownership of our shares, to take certain actions, including the following:

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
This concentration of ownership of our shares could delay or prevent mergers, tender offers or other purchases of our shares, and other transactions that require shareholder approval which could deprive holders of our shares of the opportunity to earn a premium for the sale of the shares. Therefore, this concentration of ownership may adversely affect our share price. As a result of its ownership, Biwater, or a purchaser of our shares currently owned by Biwater, may have the ability to control all matters submitted for a shareholder vote. Biwater or such purchaser of our shares may choose to vote in a manner that the other owners of our shares do not consider to be in their best interest. In addition, we have been informed that, as of March 31, 2010, 100% of the shares of Biwater were beneficially owned by Adrian White and his family and family interests (70%) and Leslie Jones and his family and family interests (30%). Any significant change in Biwater’s ownership structure could have a material effect on the manner in which Biwater exercises its voting power.
Future sales by our majority shareholder of a substantial number of our shares in the public market could adversely affect the price of our shares.
If our majority shareholder sells, or indicates an intention to sell, a substantial number of our shares the market price of our shares could fall, as has recently happened following the announcement of Biwater’s agreement to sell our shares that it owns at a price less than the prevailing market price prior to its announcement. Even if Biwater is unable to sell its shares under its pending agreement, we cannot provide any assurance as to whether or not Biwater will determine to sell any or all of our shares that it holds in any other transaction, or the timing of any such sale by Biwater. For example, Biwater currently operates a defined benefit pension plan in the United Kingdom that currently has a substantial funding deficit. Biwater may choose to dispose of more of our shares in the future in order to fund part or all of this pension funding deficit. Biwater has pledged all of its ownership interest in us as security for its borrowings under its credit arrangements and to secure its obligations under its pension plan. If Biwater fails to repay its borrowings or deficit funding obligations or otherwise fails to meet its obligations under its pension plan on a timely basis, the lenders and/or pension trustees could enforce their rights under their respective pledge or otherwise and may choose to sell, or cause Biwater to sell, these shares. Any disposal may adversely affect our share price and may impair our ability to raise additional capital through the sale of our equity securities. In addition, the potential availability for sale of our shares, or the perception by the market that such sales could occur, could adversely affect the prevailing market price of our shares. In the event that Biwater or any purchaser of our shares from Biwater sells some or all of its shares to another party, our other shareholders will not necessarily have the right to participate in the sale.
We are party to various agreements with Biwater, and we do not know if we may have been able to obtain better terms from third parties and we may not be able to replace them with equally-favorable arrangements.
We have agreements with Biwater for services relating to real estate, human resources, information technology, public relations and payroll. These agreements were put in place upon our formation in 1999 and have not been substantively modified since then. We have not attempted to negotiate similar agreements with unaffiliated parties and do not know whether unaffiliated parties would have entered into these agreements with us on more or less favorable terms. If these agreements were terminated for any reason, including the successful completion of the Sembcorp tender offer, we cannot assure you that we could enter into equally-favorable agreements with unaffiliated parties. Our inability to replace these agreements on equally-favorable terms could reduce our profitability.

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
The market price of our common shares has fluctuated widely since we became a public company in January 2008 and may continue to do so as a result of many factors, including the pending tender offer, our perceived prospects, the prospects of our competition and of the water industry in general, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts’ recommendations or projections, changes in general valuations for companies in the water industry, changes in general economic or market conditions and broad market fluctuations.
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
Biwater Investments Limited owns approximately 58% of our common shares. We have entered into a registration rights agreement with Biwater that entitles it, and the transferees of our common shares owned by Biwater, to have all of its remaining shares registered for sale in the public market. In addition, these shares could be sold into the public market pursuant to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, subject to certain volume, manner of sale and notice requirements. Sales or the possibility of sales of substantial amounts of our common shares by Biwater or its transferees in the public markets could adversely affect the market price of our common shares.
You may not receive dividends because our board of directors could, in its discretion, depart from or change our dividend policy at any time.
We are not required to pay dividends, and our shareholders will not be guaranteed, or have contractual or other rights, to receive dividends. Our board of directors may decide at any time, in its discretion, to decrease the amount of dividends, otherwise change or revoke our dividend policy or discontinue entirely the payment of dividends. For example, our board of directors could depart from or change our dividend policy if it were to determine that we had insufficient cash to take advantage of other opportunities, such as the acquisition or development of new projects or strategic and defensive alternatives to the pending tender offer. If we do not pay dividends, for whatever reason, your shares could become less liquid and their market price could decline.

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
We may be unable to establish or maintain an effective system of internal control over financial reporting, and as a result we may be unable to accurately report our financial results or prevent fraud
We are subject to provisions of the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on our internal control over financial reporting in our annual reports on Form 20-F. In addition, our independent registered public accounting firm must attest to, and report on, the effectiveness of our internal control over financial reporting. As a result of that review in connection with the publication of our annual report on Form 20-F for the year ended March 31, 2009, a material weakness was identified and our internal controls were not deemed to be effective. See Item 15 “Controls and Procedures” for more information about this material weakness and the actions taken to remediate it during the year ended March 31, 2010. In the future, our management may conclude that our internal control is not effective. Moreover, even if our management concludes in the future that our internal control is effective, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our internal control over financial reporting is designed, documented, operated or reviewed, or if the independent registered public accounting firm interprets the requirements, rules or regulations differently than we do, then they may issue an adverse or qualified opinion.
Any of these outcomes could result in a loss of investor confidence in the reliability of our audited consolidated financial statements, which could materially and adversely affect the trading price of our common shares. Our reporting obligations as a public company will continue to place a significant strain on our managerial, operational and financial resources and systems for the foreseeable future.
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
Sales of substantial amounts of our shares in the public market, or the perception that these sales may occur, could cause the market price of our shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate, and this may impair our ability to raise additional capital. By virtue of a resolution passed at the Company’s annual general meeting on August 6, 2009, we are authorized to issue up to 100,000,000 common shares free from rights of pre-emption to existing shareholders, of which 30,781,343 common shares are issued and outstanding. See Item 3 “Key Information — Risk Factors — Risks relating to our relationship with the Biwater Group — Future sales by our majority shareholder of a substantial number of shares in the public market could adversely affect the price of our shares.” Shares sold in our initial public offering are generally eligible for resale in the public market without restrictions, and the shares owned by our affiliated shareholders may also be sold in the public market in the future, subject to Rule 144 restrictions. We cannot predict the size of future issuances of our shares or equity-related securities or the effect, if any, that future sales and issuances of our shares or equity-related securities would have on the market price of our shares.
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
The provisions of Dutch corporate law and our Articles of Association have the effect of concentrating control over certain corporate decisions and transactions in the hands of our board. As a result, holders of our shares may have more difficulty in protecting their interests in the face of actions by members of the board of directors than if we were incorporated in the United States. See Item 10B “Memorandum and articles of association — Summary comparison of other corporate governance and shareholders’ rights and matters under Dutch corporation law and Delaware corporation law.”

Item 4. Information on the Company
A. History and Development of the Company
History
Cascal N.V is a public limited company with a stock market listing on the New York Stock Exchange (ticker symbol “HOO”). Biwater Investments Limited, a member of the Biwater Group owns approximately 58% of our outstanding common shares as of March 31, 2010.
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
Recent developments, acquisitions and divestments
On June 26, 2009 we entered into an amended and restated facility agreement with HSBC Bank Plc whereby our revolving credit facility was extended in duration until June 30, 2011. Its terms are similar to those that governed the credit facility it is replacing with the exception of the arrangement fee and interest margin, both of which have been increased in line with current trends in the corporate lending market. For further detail see Item 5 “Operating and Financial Review and Prospects — Liquidity and capital resources”.
On August 6, 2009 Adrian White was appointed as Chairman and a Non-executive Director of Cascal. See Item 6. “Directors, Senior Management and Employees — Directors and senior management”.
On September 3, 2009 Mark Thurston was appointed as Chief Financial Officer of Cascal. See Item 6. “Directors, Senior Management and Employees — Directors and senior management”.
On December 15, 2009 we acquired 100% of the share capital of Veolia Water Antigua Ltd., Veolia Water St. Maarten N.V. and Veolia Water Caribbean Ltd. These companies provide water through desalination processes in The Caribbean. Veolia Water Antigua Ltd. and Veolia Water Caribbean Ltd. have subsequently been renamed Cascal Water (Antigua) Ltd. and Cascal Water (Caribbean) Ltd. respectively.
On January 20, 2010 our wholly owned subsidiary, Aguas de Panama SA, collected the outstanding balance of approximately $7 million due from Instituto de Acueductos y Alcantarillados Nacionales (“IDAAN”), the Panamanian state-owned water authority.
On April 26, 2010 Sembcorp Industries Ltd announced that it had entered into a tender offer and stockholder support agreement with Biwater Investments Limited to acquire Biwater’s 17,868,543 shares of Cascal N.V. (representing approximately 58.4% of our outstanding common shares) and to launch a tender offer to acquire all of our outstanding common shares. The price of the offer was to be $6.75 per share if at least 80% of shares are tendered and $6.40 if less than 80% are tendered.

On April 26, 2010 our board of directors rejected Sembcorp’s offer as inadequate and encouraged shareholders to take no action in response to the offer.
On May 5, 2010 we announced that Michael Wager resigned as a non-executive director to become our advisor in our bid to repel the proposed Sembcorp tender offer.
On May 21, 2010 Sembcorp formally commenced its tender offer to shareholders to acquire all of the our common shares on the terms previously announced.
On June 1, 2010, we filed our response to the Sembcorp tender offer, which said that our board of directors unanimously recommended that shareholders reject the Sembcorp tender offer and not tender their shares into the offer. In addition, at that time it unanimously recommended that if shares are held through a broker or nominee, shareholders should instruct their broker to register the shares in the name of the shareholder. In order to afford us an opportunity to explore strategic alternatives, the board of directors has considered a number of defensive actions against the tender offer. For a description of legal proceedings relating to the tender offer, see Item 8 “Financial Information — Current legal proceedings — Litigation arising from the unsolicited tender offer from Sembcorp”.
On June 7, 2010, we announced that Stephane Richer resigned as a director of Cascal but will continue in his role as Chief Executive Officer until July 31, 2010.
On June 14, 2010 we signed a new term loan facility with Macquarie Bank Limited. The new facility is for £55.2 million and will mature on June 14, 2015. The new term loan facility replaces the existing facility with HSBC Bank PLC ($60 million revolving loan facility; $10 million guarantee facility), which was due to expire on June 26, 2011 and is described in Item 5 “Operating and Financial Review and Prospects — Liquidity and capital resources — Credit arrangements and loan facilities”. We used funds from the new loan facility to retire in full the outstanding balance of $58 million on the existing HSBC facility on June 17, 2010. HSBC Bank PLC will continue to provide the guarantee facilities until Cascal replaces these with another provider.
On June 21, 2010, Sembcorp announced that it is extending the expiration date of its tender offer to 5:00 p.m., New York City time, on July 8, 2010.
B. Business Overview
Overview
We provide water and wastewater services to our customers in eight countries: the United Kingdom, China, South Africa, Chile, Indonesia, Panama, Antigua and The Philippines. In a typical water project, we collect raw water from surface and groundwater sources, treat the water to meet the required quality standards and then supply the treated water through a distribution network to our customers’ premises. In a typical wastewater project, we collect the wastewater from our customers’ premises, treat the wastewater to meet the required standards and return the treated water to the environment. We provide these services under long-term contracts or licenses that typically give us the exclusive right to provide our services within a defined territory. Our customers are predominantly homes and businesses representing a total population of approximately 4.7 million. Demand for our water tends to be greater during the drier months at our various operations, which in the South Coast area of the United Kingdom are generally the warmer summer months due to the influx of tourists and increased usage for watering, landscaping, baths, showers and swimming pools. Throughout the year, demand at our various locations will vary with temperature and rainfall levels.

Principal geographic markets
The following table illustrates the services provided and an approximate breakdown of our revenue by the countries in which we currently operate and have operated for each of the last three fiscal years followed by a description of our operations in those geographical markets.
Dutch GAAP

		Revenue for fiscal year
(Dollars in millions)		ended March 31,
Country	Type(s) of service	2010	2009	2008

United Kingdom	Water	$81.2	$83.7	$94.8
South Africa(1)	Water and wastewater	24.5	20.3	21.7
Indonesia(2)	Water	14.7	13.0	11.3
China(3)	Water	31.6	20.9	10.0
Chile(4)	Water and wastewater	15.3	11.3	7.6
Caribbean region(5)	Water	11.1	10.7	8.8
The Philippines(6)	Water and wastewater	3.0	2.9	2.9
Holding companies(7)	Management and service fees	0.4	0.6	0.7

Total continuing operations		$181.8	$163.4	$157.8
Discontinued operations(8)	Wastewater	—	—	2.8

Total		$181.8	$163.4	$160.6

(1)	Represents 100% of the revenue derived from our Nelspruit project, in which we had a 90% interest up to August 21, 2008 and a 100% interest thereafter, and includes 100% of the revenue from Siza Water, in which we have a 73.4% interest, from May 3, 2007, the date of its acquisition.

(2)	Represents our portion of the revenue from this country derived from our 50% interest in our larger project and our 40% interest in our smaller project, which revenue is proportionally consolidated in our financial statements in accordance with Dutch GAAP.

(3)	Represents 100% of the aggregate revenue of our holding company, in which we own an 87% interest. Includes revenue from the four originally acquired projects from November 15, 2006, our share of revenue from our subsidiary holding company’s 49% interest in Yancheng from April 29, 2008 and revenue from our acquisition of a 51% interest in a water company in Zhumadian from July 23, 2008.

(4)	Includes revenue from our acquisition of Servicomunal and Servilampa from June 27, 2008.

(5)	Includes revenue from our acquisition of three projects in Antigua, Bonaire and Curacao from December 15, 2009.

(6)	Represents our portion of the revenue from this country derived from our 30% interest in our project, which revenue is proportionally consolidated in our financial statements in accordance with Dutch GAAP.

(7)	Represents management and service fees not eliminated through consolidation, including services provided to Biwater and the portion of management fees we charge our joint venture companies attributable to the interests in these companies that we do not own, as well as our central overhead costs.

(8)	Represents revenue from our operation in Mexico prior to its early termination in January 2008.
United Kingdom (Bournemouth & West Hampshire Water/water)
We conduct our operations in the United Kingdom through BWH Group Limited (which we refer to herein as “BWH Group”). BWH Group’s principal subsidiary is Bournemouth & West Hampshire Water Plc, a licensed provider of water services under the United Kingdom’s Water Industry Act 1991, which we refer to herein as “Bournemouth.” Bournemouth owns all of the plant and facilities that it uses to supply water to its customers. Bournemouth operates in a defined service area as the exclusive network water supplier subject to a 25-year license (which has a “rolling” termination date and is therefore perpetual) or until one or more specified events occur, such as a serious breach of duty under the law or the license. The project provides water services only and does not provide any wastewater services to its customers.
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
Regulated activities. Bournemouth’s regulated operations, which consist of water extraction, treatment, storage and delivery to its customers, contributed 75% of Bournemouth’s total revenue in fiscal year 2010.
Non-regulated activities. Bournemouth owns harbor moorings, fishery rights and land, which have been historically tied to its business by virtue of riparian ownership. BWH Group also owns BWH Enterprises Limited which invests in the larger UK non-regulated business activities. The first of these businesses trades as AquaCare and conducts certain limited businesses that are primarily complementary to Bournemouth’s regulated operations. They consist of a range of home and commercial service businesses, including plumbing central heating and drainage installation and maintenance service and emergency plans, some of which are subject to regulation as insurance policies, by the Financial Services Authority in the United Kingdom (see Note 17 “Contingent liabilities and commitments” to our consolidated financial statements). BWH Enterprises Limited also owns Pre-Heat Limited, a business that supplies gas installation and maintenance services in the South of England and complements the AquaCare service business.
South Africa (Silulumanzi and Siza Water/water and wastewater)
Silulumanzi. We conduct our largest operations in South Africa through the Greater Nelspruit Utility Company, or GNUC, which operates under the name Silulumanzi. Since August 21, 2008 we have owned a 100% interest in Silulumanzi, following the purchase of the 10% shareholding owned by Sivukile Investments (Pty) Ltd., or Sivukile, a black empowerment enterprise. A replacement black economic empowerment partner is being sought.
In 1999, Silulumanzi entered into a 30-year water and wastewater concession agreement with a local municipality, the Greater Nelspruit Transitional Local Council, now known as the Mbombela Local Municipality, or MLM. Pursuant to the concession agreement, Silulumanzi operates in a defined service area where it leases MLM’s assets, paying a lease fee, and provides water and wastewater services. Due to the expansion of the municipal boundaries since 1999, MLM provides water and wastewater services to its customers living outside Silulumanzi’s service area.
Silulumanzi’s service area includes the city of Nelspruit, which is the regional capital of Mpumalanga Province in the northeastern part of the country near the Kruger National Park, and some outlying township and “peri-urban” areas outside Nelspruit. The townships are densely populated, middle- and low-income planned communities and the peri-urban areas are generally poorer, less formal, unplanned developments. The total population of Silulumanzi’s service area is estimated to be 480,000, with approximately 40,000 people living in Nelspruit and approximately 440,000 estimated to be living in the townships and peri-urban areas. Virtually every household in Nelspruit, most of the households in the townships, and a small percentage of customers in the peri-urban areas have direct connections to Silulumanzi’s water and wastewater networks. The remaining customers in the townships and peri-urban areas rely on public standpipes or communal tanks for their water, and for some customers water is available only on alternate days. The peri-urban areas, which developed informally and without urban planning, do not have a wastewater infrastructure. One of MLM’s goals in seeking private-sector involvement in the provision of water and wastewater services was to improve the delivery of those services outside the Nelspruit city limits.
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
ATB’s service area covers all of Batam Island, which is located approximately 10 miles off the coast of Singapore. According to information published by the Batam Demography and Settlements Office, the population of the island has increased dramatically from approximately 196,000 in 1995 to approximately 990,000 in December 2009. In May 2009 ATB completed the third of five stages in the development of water treatment plants and supply systems from Duriangkang reservoir. This followed the completion of earlier modules built in 2001 and 2004. Construction of the fourth stage treatment plant with a capacity of 13.7 million gallons per day commenced in June 2010 for completion by March 2011. This will bring the overall capacity at Duriangkang to 48 million gallons per day.
We believe the population will continue to grow and reach 1,200,000 within the next three years. Batam Island’s population growth is primarily linked to the industrial growth of the island driven by competitive labor costs, tax concessions and the proximity of Singapore.
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
On April 29, 2008 we announced that our subsidiary China Water had acquired a 49% stake in an equity joint venture in Yancheng City, Jiangsu Province, China. The new joint venture company, Yancheng China Water Company, which partners China Water with the Municipality of Yancheng, commenced operations on May 1, 2008, for a period of 30 years. In addition to a number of industrial and commercial enterprises, the Yancheng China Water Company provides potable water services to a residential population of approximately 800,000. Yancheng City is situated on the eastern seaboard of the Jiangsu Province, and is approximately 250 miles northeast of Shanghai.
On July 23, 2008 we acquired a 51% stake in an equity joint venture in Zhumadian City, Henan Province, China. The new joint venture company, Zhumadian China Water Company, partners China Water with the Zhumadian Bangye Water Group, and commenced operations on July 23, 2008. In May 2010 the equity joint venture completed the construction of an additional 26 million gallons per day water treatment plant and associated infrastructure. The Zhumadian China Water Company provides potable water services to a population of approximately 400,000 which includes a large number of industrial and commercial users.
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
Aguas Santiago operates in relatively affluent urban areas in the north eastern part of Santiago pursuant to 8 separate contracts. Servicomunal and Servilampa operate in urban areas to the north of the capital. In total we have

11 contracts covering operations in the “urban areas” under a perpetual license, which are effectively privatizations, and we have 15 contracts covering operations in the “expansion areas,” substantially all of which are perpetual. Servicomunal, Servilampa and Aguas Santiago own all of the infrastructure assets used in the provision of their services, and Aguas Chacabuco owns substantially all of the infrastructure assets used in the provision of its services. At the end of fiscal year 2011 we are planning to begin construction of a new wastewater treatment plant in our Servicomunal project company in Chile for an anticipated cost of approximately $10 million.
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
On April 8 2010, Bayesa received a visit from a team of health service representatives investigating a virus infection that had affected at that time approximately 6,800 people in the city of Antofagasta. The virus appears to pass after two to four days with no recurrence. At least four lines of investigation were undertaken to identify the source(s) of the outbreak:
•	Agriculturalists — Approximately 30 small land holders near our treatment plant who receive irrigation water from our plant.

•	Bayesa — As the supplier of the irrigation water.

•	Municipality — The city of Antofogasta was suffering from a widespread garbage and sanitation problem. The municipality had terminated the existing sanitation contractor without establishing an adequate replacement service so there were problems with respect to garbage collection. The municipality has been sanctioned by the health service.

•	Other — There are other lines of investigation, such as containers of imported goods.
Based on Bayesa’s own analysis, Bayesa believes that it was generally in compliance with the requirements in the distribution system. However on March 22 the health service says it found three non-compliant samples. We have still not been informed of where, when or how these samples were taken (all of which could have an effect on the results).
On April 10, the deputy minister for health services in Antofagasta visited the Bayesa plant and issued a temporary suspension order to the agricultural network for precautionary reasons and we complied with that order. The deputy minister stated that Bayesa was not responsible for the norovirus and that all of its assets were in compliance and capable of compliance with all the regulations.
On April 19, the health service confirmed that Bayesa was authorized to resume the supply of irrigation water, subject to implementing a number of limited measures to automate chlorine monitoring and dosing. However, on the same day, ECONSSA announced that it was seeking to terminate its agreement with Bayesa, arguing that Bayesa had not complied with irrigation water quality standards. ECONSSA contends that Bayesa’s alleged non-compliance is placing ECONSSA’s concession at risk with its regulator.
On April 21, 2010, Bayesa wrote to ECONSSA rejecting its attempt to terminate the agreement, stating that the facts argued by ECONSSA are not true and that its action does not comply with the law. The same day, Bayesa initiated arbitration proceedings, in accordance with the law and the agreement between the parties, which provides for orderly resolutions of disputes of this nature, and requiring that any dispute arising under the agreement is resolved through a prescribed arbitration process. We are currently defending our position vigorously.
In early May, Cascal received a declaration from the health service to pay a fine in relation to the samples they took. We believe that the samples were taken inside the farmers private network and the document implies that Cascal is responsible for the activities of the agriculturalists, which is not correct. The health service has not made any association between Cascal and the novovirus. We intend to challenge the declaration in court.
     Caribbean region (Aguas de Panama, Antigua, Bonaire and Curacao /water)
We operate in Panama through our wholly owned subsidiary Aguas de Panama, SA, or Aguas de Panama, which we acquired on June 26, 2006 from Biwater. Aguas de Panama entered into a construction period plus 30-year take-or-pay BOOT contract in April 1998 with the Instituto de Acueductos y Alcantarillados Nacionales, or IDAAN, Panama’s national water authority. Aguas de Panama has been selling bulk water to IDAAN pursuant to the agreement since the construction phase of the project was completed in September 2002.
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
Since late 2006, APSA has applied for increases to the price payable for the water in accordance with the applicable escalation formula in the contract. By board resolution dated July 10, 2008, IDAAN resolved to approve these rate increases and confirmed that it would need to apply to the Panamanian Government for a supplementary budget in order to be able to settle the associated invoices and that this process would take until December 2008. The invoices representing the rate escalation in total amounted to approximately $7.1 million, as at March 31, 2009. APSA has received full payment of the outstanding amounts during the year ended March 31, 2010. For a description of the status of pending arbitration proceedings relating to our Panamanian project, see Item 8 “Financial Information — Current legal proceedings — Arbitration with IDAAN-Panama”.
On December 15, 2009 we acquired 100% of the share capital of VW Antigua, VW St. Maarten and VW Caribbean. These companies provide water through desalination processes in The Caribbean serving a population of approximately 80,000 in Antigua, together with private commercial contracts in Bonaire and Curacao.
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
Subicwater was formed in 1996 to undertake what we believe was the first privatized water and sewerage system project in The Philippines. In 1996 Subicwater entered into a 25-year concession agreement, pursuant to which

Subicwater leases existing water and wastewater assets from SBMA and Olongapo City. In 2004 the 25 year concession was amended to 30 years. The concession may be extended an additional 25 years at the option of Subicwater.
We estimate that Subicwater serves a population of approximately 228,500 covering most of the populated area surrounding Subic Bay, a bay on the west coast of the island of Luzon, about 60 miles northwest of Manila Bay. This area includes Olongapo City and the Subic Bay Freeport Zone, an industrial and commercial area that was formerly a U.S. Navy base.
Subicwater has had difficulty in the past in raising rates as a result of disputes with SBMA and Olongapo City, which replaced Olongapo City Water District as a shareholder of Subicwater. More recently, most of those disputes have been substantially resolved, resulting in significant improvements to Subicwater’s profitability and cash flow. The only remaining dispute is Olongapo City’s claim. See Item 8 “Financial Information — Current legal proceedings — Dispute with Olongapo City in The Philippines”.
Recent negotiations resulted in an amendment to the franchise agreement being signed in October 2008. This resulted in a rate increase in December 2008 and automatic inflationary increases in July 2009 and July 2010. A triennial review has replaced the original annual review and milestones for target shareholders’ returns on equity are set forth in the new agreement.
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

In the United Kingdom, we periodically bid for the contractual right to supply water to our largest customer to whom Bournemouth has provided water since 1956. This customer accounted for 11% of Bournemouth’s revenue for fiscal year 2010, and despite being located in another water company’s service territory, we believe its demand cannot be completely satisfied solely by one water company (whether by the other water company or us). In the United Kingdom, we indirectly compete with other water companies to the extent that the regulator compares our performance with their performances in approving our price limits during the regulator’s periodic reviews and in reviewing any requests for changes in our rates between regularly scheduled reviews.
In bidding for new projects, we compete with a small number of global companies that operate throughout the world as well as focused regional firms. The larger companies that we compete with include Veolia Environnement and Suez Environnement, which have a significant international presence. Other companies that we compete with include SAUR, Gelsenwasser, Aqualia and Agbar. In Asia, Salcon, Ranhill and several Singaporean-based companies are entering the market and are becoming active in China.
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
The most recent Ofwat review concluded in November 2009, when Ofwat awarded Bournemouth annual real rate adjustments (i.e. before inflation) of +4.0%, +2.1%, -0.5%, -0.8%, and +0.2%, for the five years starting on April 1, 2010.
In fiscal year 2010, Bournemouth’s rates were 16% below the national average, and Bournemouth’s rates are expected to be 18% below the national average for fiscal year 2011. Bournemouth believes that its ability to keep operating expenses below industry averages is an important and positive factor in the Ofwat review process.
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
Although all of Bournemouth’s rates are set using the same basic approval process, rates are calculated separately for different classes of customers. Currently, approximately 43% of Bournemouth’s domestic customers do not have meters installed in their homes, while the balance receive metered water. A customer in the former group will receive bills calculated on the historic ratable value of the customer’s property, while a customer in the latter group will receive a bill calculated based on the customer’s metered water usage.
As mentioned above, Bournemouth is subject to environmental regulation, including with respect to the abstraction of water. In 2002, Bournemouth began to conduct studies in response to concerns that its abstractions from the River Avon could have a detrimental effect on the river’s salmon population and other species and habitats. The findings of the initial studies were inconclusive, so Bournemouth has agreed with the Environment Agency and English Nature, the U.K. government agency that promotes the conservation of wildlife and the environment, to continue the studies into the rate review period of fiscal years 2006 to 2010. These studies were completed and the results remain inconclusive. Although the River Avon is Bournemouth’s primary water source, accounting for approximately 86% of the raw water it currently abstracts, and material limitations on its right to abstract water from the River Avon would require it to develop alternative water supplies, Bournemouth does not believe that its water operations will be materially affected in the near future as a result of these studies.
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
MLM and Silulumanzi have entered into two supplementary agreements since the concession began. The first supplementary agreement, which was signed in August 2003, reduced the annual lease payments for the concession assets, the concession fee and certain electricity charges payable by Silulumanzi and increased the grants Silulumanzi receives. These changes were designed to compensate Silulumanzi for lost revenue associated with the ministerial order, which entitled each domestic customer to receive the first approximately 1,600 gallons of water per month free of charge. The second supplementary agreement, which was signed in May 2005, memorialized the results of the first five-year periodic review. The agreement further reduced Silulumanzi’s lease payments for the concession assets and further increased the grants to Silulumanzi, which MLM provides through funding from the national government. The agreement also included an approximately 15% increase in average rates in January 2005, followed by additional annual rate increases of 3% plus inflation in July of each year for the balance of the current five-year period. These changes were designed to help fund the additional capital expenditures and enhanced service performance levels to which Silulumanzi consented at the review. In May 2010, the Company and MLM successfully concluded the five-year review for the period 2010 to 2015.
We believe that Silulumanzi’s rate structure results, at most water consumption levels, in a lower monthly charge than the comparable water companies in South Africa used to benchmark our rates.
Rates for Siza Water. Siza Water’s rates are adjusted annually in accordance with an escalation formula specified in the contract. The concession agreement provides for a review of rates every five years to account for changes and future developments and provides for IDM to approve revised rates under a “rate of return” methodology. The most recent five-year rate review occurred in 2004.
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
Regulatory Outlook. Batam Island was legally declared a Free Trade Zone in late 2008. BIDA is being restructured and renamed to reflect the Free Trade Zone status of Batam but its authority and responsibility with respect to the regulation of ATB and development of Batam infrastructure are not expected to change. Recently ATB and BIDA have agreed to begin a process to review the concession contract, which provides that any successor to BIDA will be bound by the terms of the agreement, to determine what changes (if any) will be required to reflect the proposed restructuring of BIDA. We cannot predict what effect, if any, it will have on ATB’s operations.

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
Rates in Santiago. The operations of Servicomunal, Servilampa and Aguas Santiago are subject to a review of rates every five years by SISS on the basis of a “rate of return” methodology. The results of the rate review for our recently acquired businesses, Servicomunal and Servilampa, was announced on March 2, 2009. Servicomunal was awarded a 5% rate increase with effect from the end of the second quarter of fiscal year 2010. This will be followed by a further 6% real rate increase at the end of fiscal year 2011, following the construction of a new wastewater treatment plant. Servilampa was awarded a 10% rate increase with effect from the end of the second quarter of fiscal year 2010. Servicomunal, Servilampa and Aguas Santiago may automatically increase or decrease rates between five-year rate reviews to recover interim changes in costs of greater than 3%, based on an agreed indexation polynomial. Changes in costs are measured by changes in consumer and wholesale price indices. The rates for the operations of Aguas Chacabuco are not regulated by SISS. Rates for these operations are established by contract and are subject to an escalation formula based on inflation plus, depending on the contract, up to an additional 8% every three years.
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

Regulation-Caribbean region
Regulators. Aguas de Panama is principally subject to regulation by IDAAN regarding rates and water quality. IDAAN is the state-owned water company responsible for countrywide water supply and, in particular, for improving the availability of water, strengthening the distribution system and maintaining the existing infrastructure with the flexibility to engage in contracts with private water suppliers. Our operation in Antigua is regulated by the Antiguan Public Utilities Authority (APUA). Our remaining operations in the Caribbean region are unregulated.
Rates. The agreement with IDAAN applies a “rate adjustment by formula” methodology. The contract provides for an increase in rates according to a specific contractual formula that takes account of the operating costs, including interest costs, of Aguas de Panama. The unit sale price of the water delivered is the price initially proposed in the contract for the project, as adjusted by this formula. See Item 4B “Information on the Company — Business Overview — Caribbean region (Aguas de Panama, Antigua, Bonaire and Curacao/water)” for a summary of APSA’s applications for price increases. Either party to the agreement may request an adjustment to the unit sale price of water if a change in one or more variable costs would result in a change in the unit sale price of at least 3% under the formula. In addition, Aguas de Panama may request a revision as a result of changes in either the quality of raw water or the regulations governing the quality of the treated water.
Between June 2004 and October 2007, we have received monthly invoices from the Panama Canal Authority (ACP), the governmental body responsible for the administration, maintenance, use and conservation of the Panama Canal basin’s water resources. These invoices purportedly represent charges for our abstraction of raw water. As of March 31, 2010, the aggregate amount claimed by ACP under these invoices is approximately $0.9 million, including interest. The last invoice received was dated October 2007 and the last account statement received was dated September 2007. Since that date, we have not received any further invoices or account statements. We have not paid these invoices because we do not believe ACP has the authority to determine these rates unilaterally. ACP has not pursued collection of the invoices, and if ACP pursues collection we intend to defend against its claim vigorously, and if we do not prevail we intend to seek a rate adjustment from IDAAN to cover these costs.
The 30-year agreement provides Aguas de Panama with the option, which must be exercised one year prior to the end of the term, to renew the agreement for an additional term of 10 years if an agreement is reached as to the unit sale price of water for the extended term. See Item 8 “Financial Information — Current legal proceedings — Arbitration with IDAAN — Panama” for a summary of the arbitration proceedings to commence in respect of IDAAN’s invocation of the contractual provision for early termination of the concession contract in Panama.
In Antigua the prices for water are fixed but are subject to pre-agreed increases if the parties agree to expand the capacity of the desalination plant during the term of the contract which runs until June 2016.
Regulatory outlook. We are not aware of any regulatory changes that will have a material effect on our Caribbean region operations in the near future.
Regulation-The Philippines
Regulators. Subicwater’s operations are subject to regulation principally by the Subic Bay Water Regulatory Board (SBWRB), appointed in 2001 to replace the original regulator SBMA. Subicwater also has to comply with national legislation regarding water abstraction, which is monitored by the National Water Resources Board, and environmental approvals, which are subject to regulation by the Department of Environment and Natural Resources.
Rates. Subicwater’s rates are adjusted based on a rate of return methodology, initially with an annual review of rates. Following its appointment in 2001, SBWRB approved a staggered rate increase of 55%, in part to mitigate the effect of earlier years in which no rate increases were approved. This increase raised the average price of water for a domestic customer from 9 Pesos to 14 Pesos per 1,000 liters. Further increases were granted in 2003 and 2004 as part of the changes to the concession contract in 2004, bringing the average price of water for a domestic customer to 20 Pesos per 1,000 liters. In July 2006, SBWRB approved an average rate increase of 9% but SBMA opposed this decision. The matter went to adjudication as provided for under the concession agreement, and in January 2007 the adjudicator reinstated the 9% rate increase. The 2007 rate application was denied by the regulator. Since then we have agreed to some changes to the concession agreement. The concession agreement now provides for a detailed contract review with public hearings every three years, which led to an increase of 6.33% from December 1, 2008, together with automatic inflationary increases on July 1 in the following two years.
Regulatory Outlook. We are not aware of any regulatory changes that will have a material effect on Subicwater’s operations in the near future.
Patents and Proprietary Technology
Biwater and Cascal have entered into reciprocal license agreements that grant a worldwide royalty-free license to use the name and related trademarks of the other party until such time as Biwater owns less than 15% of the issued shared capital of Cascal. Under each license agreement, the respective licensee has undertaken the usual and customary obligations of a licensee with respect to the use of the name and trademarks, including indemnification for losses and damages arising out of use of the name or trademarks. There can be no assurance that these agreements will be modified so that they remain in place following the Sembcorp tender offer, if successful, although we do not expect the termination of these agreements to have a material adverse effect on our business.
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

		Proportion of issued
Company	Domicile	capital held
BWH Investments BV	The Netherlands	100	%(16)
BWH Holdings (South Africa) BV	The Netherlands	100	%(16)
Cascal Holdings Limited	United Kingdom	100	%(17)
Cascal Investment Limited	United Kingdom	100%
Cascal Services Ltd	United Kingdom	100%
BWS Finance Ltd	United Kingdom	100%
Cascal Plc	United Kingdom	100	%(14)
Cascal Investments (UK) Limited	United Kingdom	100	%(23)
Cascal (Bournemouth) Ltd (formerly Bournemouth & West Hampshire Water Group Ltd)	United Kingdom	100%
Bournemouth & West Hampshire Holdings Ltd	United Kingdom	100%
Bournemouth & West Hampshire Water Plc	United Kingdom	100%
Bournemouth Water Ltd	United Kingdom	100%
West Hampshire Water Ltd	United Kingdom	100%
BWH Enterprises Limited (formerly Bournemouth and West Hampshire Enterprise Limited)	United Kingdom	100%
Mill Stream Insurance Limited	Guernsey	100%
Aquacare (BWH) Ltd (formerly Aquacare (BWHW) Ltd)	United Kingdom	100	%(15)
Pre-Heat Limited	United Kingdom	100%
Avon Valley Water Ltd	United Kingdom	100%
Cascal Investments (China) Limited	United Kingdom	100	%(21)
Cascal (Chile) S.A.	Chile	100	%(1)
Aguas Santiago S.A.	Chile	100	%(1)
Servicios y Construcciones Biwater S.A.	Chile	100	%(1)
Inversiones Libardon S.A.	Chile	100	%(1)
Aguas Chacabuco S.A.	Chile	100	%(1)
Aguas de Quetena S.A.	Chile	100	%(1)
Bayesa S.A.	Chile	100	%(1)
Inversiones Cascal S.A.	Chile	100	%(1)
Inversiones Aguas del Sur Limitada	Chile	100	%(1)
Servicomunal S.A.	Chile	100	%(1)(18)
Servilampa S.A.	Chile	100	%(1)(18)

		Proportion of issued
Company	Domicile	capital held
Biwater Ingeniera y Proyectos S.A. de C.V.	Mexico	100	%(1)(2)
Agua Mexicana y Operaciones S.A. de C.V.	Mexico	100	%(1)(2)
Cascal Operations (Pty) Limited	South Africa	100%
The Greater Nelspruit Utility Company (Pty) Ltd.	South Africa	100	%(4)
Siza Water Company (Proprietary) Limited	South Africa	73.42	%(5)
P.T. Adhya Tirta Batam	Indonesia	50	%(1)(3)
P.T. Adhya Tirta Sriwijaya	Indonesia	40	%(1)(3)
Subic Water & Sewerage Company Inc.	Philippines	30	%(3)
Aguas de Panama, S.A.	Panama	100%
The China Water Company Limited	Cayman Islands	87%
The China Water Company (Xinmin) Limited	British Virgin Islands	87	%(6)
The China Water Company (Yanjiao) Limited	British Virgin Islands	87	%(6)(11)
The China Water Company (Qitaihe) Limited	British Virgin Islands	87	%(6)
The China Water Company (Fuzhou) Limited	British Virgin Islands	87	%(6)(11)
CWC Water Management Company Limited	British Virgin Islands	87	%(6)(24)
China Water Company (Fuzhou) Limited	Hong Kong	87	%(6)
China Water Company (Yanjiao) Limited	Hong Kong	87	%(6)
China Water Company (Zhumadian) Limited	Hong Kong	87	%(6)
China Water Company (Yancheng) Limited	Hong Kong	87	%(6)
Fuzhou CWC Water Company Limited	People’s Republic of China	62.64	%(7)
(Shenyang) Xinmin CWC Water Company Limited	People’s Republic of China	79.09	%(8)
Sanhe Yanjiao CWC Water Company Limited	People’s Republic of China	82.08	%(9)
Qitaihe CWC Water Company Limited	People’s Republic of China	79.09	%(10)
Yancheng China Water Company Limited	People’s Republic of China	42.63	%(3)(12)(13)
Zhumadian China Water Company Limited	People’s Republic of China	44.37	%(19)(20)
Cascal Water (Antigua) Ltd.	Antigua	100	%(22)
Veolia Water St. Maarten N.V.	St. Maarten	100	%(22)
Cascal Water (Caribbean) Ltd.	Anguilla	100	%(22)

(1)	Indicates a December 31 reporting date has been used for consolidation into our March 31 results, and hence the results of these companies are incorporated with a three-month lag.

(2)	Operations were terminated in January 2008.

(3)	Jointly controlled entities, reported in these financial statements under the proportional consolidation method.

(4)	Includes a 52% interest owned by Cascal Operations (Pty) Limited.

(5)	Acquired on May 3, 2007.

(6)	100% of issued capital held by The China Water Company Limited.

(7)	72% of issued capital held by The China Water Company (Fuzhou) Limited.

(8)	90.91% of issued capital held by The China Water Company (Xinmin) Limited.

(9)	94.34% of issued capital held by The China Water Company (Yanjiao) Limited.

(10)	90.91% of issued capital held by The China Water Company (Qitaihe) Limited.

(11)	Dissolved on November 5, 2008.

(12)	Acquired on April 29, 2008.

(13)	49% of issued share capital held by China Water Company (Yancheng) Limited.

(14)	Company changed its name from Biwater Capital plc on September 26, 2007.

(15)	Company formed on March 4, 2008.

(16)	Liquidated on March 31, 2009.

(17)	Incorporated on September 25, 2008.

(18)	Acquired on June 27, 2008.

(19)	Acquired on July 23, 2008.

(20)	51% of issued share capital held by China Water Company (Zhumadian) Limited.

(21)	Company formed on May 5, 2009.

(22)	Acquired on December 15, 2009.

(23)	Incorporated on June 14. 2010.

(24)	Dissolved on October 6, 2008.

D. Property, plants and equipment
Our main property, plants and equipment are the facilities and infrastructure used to perform the water and wastewater activities described in Item 4 “Information on the Company — Business Overview” which also describes the environmental issues that may affect our utilization of the assets. Financial information on our assets including assets held under lease, in the course of construction and properties encumbered by mortgage is shown in Note 6 “Tangible fixed assets” to our consolidated financial statements. A summary of the facilities by each major geographical operation is outlined below, followed by a description of our material plans to expand or improve our facilities.
United Kingdom (Bournemouth & West Hampshire Water/water)
•	Facilities: Seven water treatment facilities and 20 service reservoirs providing short-term local storage with a total capacity of approximately 54 million gallons.
•	Delivery network: Approximately 1,700 miles of underground pipes, with approximately 194,000 connections over an area of approximately 400 square miles.
South Africa (Silulumanzi /water and wastewater)
•	Water facilities: Three water treatment facilities plus 52 service reservoirs that provide short-term local water storage with a total capacity of approximately 32 million gallons. Silulumanzi also purchases bulk treated water from MLM to service some of the township and peri-urban areas.
•	Wastewater facilities: Four wastewater treatment facilities with a total capacity of approximately 11 million gallons per day.
•	Delivery network: Approximately 520 miles of underground water pipes, with approximately 61,000 connections over an area of approximately 55 square miles, and approximately 340 miles of wastewater pipes.
South Africa (Siza Water/water and wastewater)
•	Water source: Bulk potable water purchased from Umgeni Water.
•	Delivery network: Approximately 110 miles of potable water transmission and distribution pipes, together with five pumping stations.
•	Wastewater facilities: Two wastewater treatment facilities, with a total capacity of approximately four million gallons per day.
•	Wastewater network: Approximately 75 miles of sewer with 20 pumping stations.
Indonesia (ATB and ATS/water)
•	Facilities: Seven water treatment facilities, plus 13 service reservoirs providing short-term local water storage with a total capacity of 9.5 million gallons.
•	Delivery network: Approximately 430 miles of underground pipes, with approximately 145,000 connections over an area of 160 square miles. Since 2003, ATB has averaged over 1,000 new connections per month.

China (Zhumadian, Yancheng, Fuzhou, Yanjiao, Qitaihe and Xinmin/water)
•	Delivery network: The concession in Fuzhou has approximately 60 miles of distribution network. Yancheng has approximately 180 miles of delivery network. Network assets related to the operations in the other three cities are owned by the local municipalities. Zhumadian has 83 miles of distribution network.
•	Water facilities: Yancheng has three water treatment facilities with a total capacity of approximately 52 million gallons per day. Zhumadian has two water treatment facilities with a total capacity of approximately 48 million gallons per day. Fuzhou and Yanjiao both operate two water treatment facilities while Qitaihe and Xinmin have one each.
Chile (Servicomunal, Servilampa, Aguas Santiago, Aguas Chacabuco and Bayesa/water and wastewater)
•	Water facilities: Relies exclusively on boreholes in high quality underground aquifers needing minimal treatment.
•	Water delivery network: As the boreholes are generally relatively close to the customers, these networks consist generally of short length, medium to small diameter pipework and pumping stations.
•	Wastewater facilities: Approximately 30% of the wastewater we collect is treated by small local treatment plants owned by us and approximately 70% is routed to an established treatment plant in an adjacent concession area and is treated for us on a subcontract basis. In the case of Servicomunal we operate aerated lagoons for treating the sewage of the town of Colina.
Panama (Aguas de Panama/water)
•	Facilities: Single potable water treatment facility at Laguna Alta, with a treated water storage tank and a gravity pipeline from this plant that connects into the IDAAN distribution system.
•	Delivery: The treated water is delivered to IDAAN at a measuring and quality monitoring station located approximately 6 miles from the treatment plant.
The Caribbean (Antigua, Bonaire and Curacao/water)
•	Facilities: Reverse osmosis water treatment facility on Antigua with tank storage linked to APUA delivery system. Three small reverse osmosis systems supplying resort hotels on Bonaire and Curacao.
The Philippines (Subicwater/water and wastewater)
•	Water facilities: Five water treatment facilities plus 25 service reservoirs providing short-term local water storage with a total daily treatment capacity of 16.1 million gallons.
•	Water network: Approximately 215 miles of transmission and distribution pipes with approximately 39,000 water supply connections over an area of approximately 70 square miles.
•	Wastewater facilities: Five wastewater treatment facilities.
•	Wastewater network: Approximately 50 miles of sewer, with 25 pumping stations.
The nature of our business means there is an ongoing level of expansion, improvement or upgrading of property, plants and equipment, particularly in respect of infrastructure to ensure that our projects can continue to deliver high quality water and wastewater services especially in areas with substantial population growth. In addition there are also occasional projects to deliver significant capacity expansion of water and/or wastewater facilities. For instance in May 2009 ATB completed the third of five stages in the development of water treatment plants and supply systems from Duriangkang reservoir. This followed the completion of earlier modules built in 2001 and 2004. Construction of the fourth stage treatment plant with a capacity of 13.7 million gallons per day commenced in June 2010 for completion by March 2011. This will bring the overall capacity at Duriangkang to 48 million gallons per day. Our subsidiary serving the city of Zhumadian, China has recently completed the construction of a new water treatment plant, and associated infrastructure, with a capacity of 26 million gallons per day. At the end of fiscal year 2011 we are planning to begin construction of a new wastewater treatment plant in our Servicomunal project company in Chile for an anticipated cost of approximately $10 million.
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
The following discussion contains information about our results of operations, financial condition, liquidity and capital resources that we have prepared in accordance with Dutch GAAP. For a discussion of the differences between U.S. GAAP and Dutch GAAP as well as a reconciliation of our results in Dutch GAAP to U.S. GAAP, see “Reconciliation of Dutch GAAP to U.S. GAAP” below and Note 31“Summary of differences between accounting policies generally accepted in The Netherlands and in the United States of America” to our consolidated financial statements.
Overview
We provide water and wastewater services to our customers in eight countries: the United Kingdom, South Africa, Indonesia, China, Chile, Panama, Antigua and The Philippines. References to the Caribbean Region include the countries of Antigua, Bonaire, Curacao and Panama. In a typical water project, we collect raw water from surface and groundwater sources, treat the water to meet the required quality standards and supply the treated water through a distribution network to our customers’ premises. In a typical wastewater project, we collect the wastewater from our customers’ premises, treat the wastewater to meet the required standards and return the treated water to the environment. We provide these services under long-term contracts or licenses that typically give us the exclusive right to provide our services within a defined territory. Our customers are predominantly homes and businesses representing a total population of approximately 4.7 million.
     Factors affecting our results of operations
The principal factors that affect our results of operations include:
•	Global financial crisis. A majority of the countries in which we operate have observed some slowing down in the rate of growth of their economies as a result of the financial crisis. This had a limited effect on our results through a combination of lower demand from some of our industrial consumers and some lengthening of the working capital cycle as a small proportion of customers take longer to settle their water charges. The effect has become increasingly negligible as the global economic situation improves.

•	Rates. The rates we charge our customers for water and wastewater services are calculated using either a formula or on a rate of return basis, depending on the project. The methodology used to fix and adjust rates is set forth in the long-term contract or license governing each of our operations and may also be subject to external regulation. The contracts or licenses and applicable regulations generally also set out the procedures for periodic or interim reviews of the rates that we charge our customers. Rate reviews may result in either increases or decreases in the rates we charge. For our regulated businesses in the United Kingdom, South Africa and Chile, our rates are generally set in advance for the next five-year period, subject to possible changes through interim reviews. In specific circumstances, interim determinations have been granted by the U.K. regulator when water companies’ input costs or revenue have varied by an unusually high amount during the five-year review period. If the conclusion of the rate review process is delayed, we may not achieve the revenue we anticipate in any particular period.

•	Volume. Approximately 70% of our revenue in fiscal year 2010 was derived from customers whose invoices were based upon the volume of water consumed and, where relevant, the wastewater discharged for treatment. The balance of our revenue was not dependent upon volume but was principally based on the rateable value of the customers’ properties. There is a relationship between population growth and demand for water and wastewater services, so when population increases or decreases in one of our service areas then demand will generally increase or decrease. Demand for water and wastewater services is similarly influenced by macroeconomic factors such as rising standards of living, level of economic activity and urbanization. Demand also fluctuates due to seasonal influences, typically decreasing during the wetter times of the year and increasing during the drier times of the year. Therefore, demand may increase or decrease relative to historical averages when traditional weather patterns deviate from their historical cycles.

•	Electricity. The base operating costs of our business are largely fixed and substantially predictable from one period to the next. We are, however, a large consumer of electrical power, which is used to operate our treatment plants and pumping stations. Accordingly, our operating costs increase when prices of electricity for industrial users increase. In general, we must wait until the next regulatory rate review before being able to pass on some, or all, of this increased cost to our customers.

•	Regulatory changes. The provision of water and wastewater services is subject to substantial regulation. As discussed above, regulations limit the rates we may charge our customers and prescribe the conditions under which rates may be increased or decreased. Because our results of operations depend substantially on the rates that we charge our customers for water and wastewater services, changes in the regulations governing these rates may affect our results. Our operations are also subject to environmental and health and safety regulations, such as regulations governing the quality of the drinking water that we supply to our customers and the regulations governing the treated wastewater that we discharge into the environment. Compliance with these regulations imposes costs on our operations, and changes in these regulations can substantially increase or decrease these costs.

•	Acquisitions and dispositions. Our portfolio of projects may change as we acquire or develop new projects or dispose of others. These changes affect the comparability of our results of operations from period to period. Failure to acquire or develop new projects would limit our future growth.

•	Currency exchange. We report our financial results in U.S. Dollars but conduct substantially all of our business in the local currencies of the countries in which we operate. The assets and liabilities of our operations are translated at the rate of exchange prevailing at the respective fiscal year ended March 31. Exchange differences resulting from settlement and translation of monetary assets and liabilities are charged or credited to the exchange rate results in the statement of income. Revenue and expenses are recognized at the average rate for the year. Therefore, our reported results of operations are affected by translation risk due to fluctuations in currency exchange rates. See Note 2 “Accounting policies” to our consolidated financial statements. For a table that provides the period-end and average exchange rates for our local currencies against one U.S. Dollar, see Note 4 “Exchange rates” to our consolidated financial statements.
More detail on the factors affecting our business on a project-specific basis is provided below.
•	United Kingdom. Our U.K. operations are affected by the increased demand during the summer months arising from the influx of tourists to the coastal resort town of Bournemouth and surrounding areas.

Our U.K. results of operations are also subject to costs associated with the provision of defined benefit pensions to most of our U.K. employees, together with former employees and pensioners. The accounting expense recorded for providing these benefits is determined by a professionally qualified independent actuary and relies on the interaction of several key assumptions, some of which are highly susceptible to macroeconomic influences such as interest rates. See Note 12 “Provisions & deferred revenue” to our consolidated financial statements.

Operating results in the United Kingdom are also dependent on the conclusions of the periodic review process of the U.K. regulator. The most recent periodic rate review in the United Kingdom occurred in late 2009, when

Ofwat approved yearly real rate adjustments (i.e. before inflation) of +4.0%, +2.1%, -0.5%, -0.8%, and +0.2%, for the fiscal years 2011, 2012, 2013, 2014 and 2015 respectively.

Effective February 1, 2007 we acquired Pre-Heat Limited, a gas heating installation and maintenance business that complements our existing U.K. non-regulated business.

•	South Africa. Both of our South African operations are affected by the increased demand during the summer months starting in October primarily due to additional usage for watering gardens. Other factors influencing the results of operations of our Nelspruit subsidiary include our ability to progressively change the attitudes of some of our customers toward payment for the water services they receive. In Nelspruit, we also receive government grants for both operating expenses and capital expenditures, which are designed to help lower the rates charged to customers and finance the supply of water to certain low-income consumers who do not have the resources to pay for water services. As a result of our first periodic review in Nelspruit in 2005, the amount of government grants we receive increased. The review also resulted in an approximately 15% increase in average rates in 2005, followed by additional annual rate increases of 3% plus inflation for the remainder of the period. In May 2010 the company and MLM successfully concluded the five-year review for the period 2010 to 2015. In common with our Nelspruit subsidiary, Siza Water receives government grants for operating expenses, which are designed to help lower the rates charged to customers. Siza Water also receives contributions to capital expenditures from third party developers.

•	Indonesia. Our larger joint venture project in Indonesia is based on Batam Island, which has witnessed strong population growth in recent years in response to the industrialization of many areas of the island. This population growth and the additional new connections to our network have a significant effect on our revenue in Indonesia. This project encountered significant delays in reaching an agreement on the rate increase, which became effective from January 2008. The latest rate increase became effective in May 2010.

•	China. We acquired our first four China projects in November 2006. Our Chinese operations have experienced steady growth in the volume of water supplied, which has been driven by economic and population growth as well as the gradual closure of private wells historically used by industry. On April 29, 2008 our subsidiary China Water acquired a 49% stake in an equity joint venture in Yancheng, China. The new joint venture company, Yancheng China Water Company commenced operations on May 1, 2008, for a period of 30 years. In addition to a number of industrial and commercial enterprises, the Yancheng China Water Company provides potable water services to a residential population of approximately 800,000. Yancheng is situated on the eastern seaboard of Jiangsu province, and is approximately 250 miles northeast of Shanghai. On July 23, 2008 we acquired a 51% stake in an equity joint venture in Zhumadian City, Henan Province, China. The new joint venture company, Zhumadian China Water Company, partners China Water with the Zhumadian Bangye Water Group, and commenced operations on July 23, 2008. The existing water supply assets of the Zhumadian Bangye Water Group were transferred to the new joint venture company and China Water injected approximately $18.8 million in consideration for its 51% of the equity. In May 2010 the joint venture completed the construction of an additional 26 million gallons per day water treatment plant and associated infrastructure. The Zhumadian China Water Company provides water services to a population of approximately 400,000 which includes a large number of industrial and commercial users.

•	Chile. On June 27, 2008 we acquired 100% of the share capital of Servicomunal S.A. and Servilampa S.A. Servicomunal and Servilampa provide both water and wastewater services under perpetual regulated concession contracts. These operations provide greater efficiencies and economies of scale when combined with our existing operations in Chile. The results of the rate review for our newly acquired businesses were announced on March 2, 2009. Servicomunal has been awarded a 5% rate increase with effect from June 2009. This will be followed by a further 6% real rate increase at the end of 2010, following the construction of a new wastewater treatment plant representing an estimated investment of approximately $10 million, which is expected to be financed through a combination of operating cash flow and local debt. Servilampa S.A., has been awarded a 10% rate increase with effect from June 2009. The results of operations located in northern Chile are influenced by the volume of treated effluent that our customer, Xstrata, purchases in a given month. With effect from September 2007, we increased the rate per cubic meter that we charge Xstrata by $0.11. Thereafter, our rates are adjusted by reference to an indexation formula designed to reflect movements in the operation’s key input costs. The monthly volume of effluent used by Xstrata has historically been steady although it is linked to the activity levels at its copper smelting plant.

•	Caribbean region. We acquired our Panamanian project in June 2006. Since late 2006, APSA has applied for increases to the price payable for the water in accordance with the applicable escalation formula in the contract. By board resolution dated July 10, 2008, IDAAN resolved to approve these rate increases and confirmed that it would need to apply to the Panamanian Government for a supplementary budget in order to be able to settle the associated invoices and that this process would take until December 2008. The invoices representing the rate escalation in total amounted to approximately US$7.1 million, as at March 31, 2009. APSA has received full payment of the outstanding amounts during the year ended March 31, 2010. See Item 8 “Financial Information — Current legal proceedings — Arbitration with IDAAN-Panama”. Our Panamanian project has benefited from a 100% tax exemption during its first five years of operation, which was reduced to 75% in September 2007 for an additional five years and then to 50% thereafter. On December 15, 2009 we acquired 100% of the share capital of Veolia Water Antigua Ltd., Veolia Water St. Maarten N.V. and Veolia Water Caribbean Ltd. These companies provide water through desalination processes in The Caribbean. Veolia Water Antigua Ltd. and Veolia Water Caribbean Ltd. have subsequently been renamed Cascal Water (Antigua) Ltd. and Cascal Water (Caribbean) Ltd. respectively.

•	The Philippines. Our joint venture in The Philippines has had difficulty in the past in raising rates as a result of disputes with SBMA and Olongapo City, which are two of our three joint venture partners in this project. More recently, most of those disputes have been substantially resolved, resulting in significant improvements to Subicwater’s profitability and cash flow. The only remaining dispute is Olongapo City’s claim. See Item 8 “Financial Information — Legal proceedings”. Recent negotiations resulted in an amendment to the franchise agreement being signed in October 2008. This resulted in a rate increase in December 2008 and there will be automatic inflationary increases in July 2009 and July 2010. A triennial review has replaced the original annual review and milestones for target shareholders’ returns on equity are set forth in the new agreement.
     Transactions affecting comparability of periods
The comparability of our results of operations during the periods presented has been affected by the following transactions.
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
These four promissory notes matured on October 3, 2006, October 3, 2007, October 3, 2008 and October 3, 2009, respectively, and were paid in full on time, along with payment of accrued interest on all of the notes.
Caribbean region. On December 15, 2009 we acquired 100% of the share capital of Veolia Water Antigua Ltd., Veolia Water St. Maarten N.V. and Veolia Water Caribbean Ltd for $7 million. These acquisitions were accounted for business combinations and have been included in our results of operations from December 15, 2009 and are included in our balance sheet at March 31, 2010. Veolia Water Antigua Ltd. and Veolia Water Caribbean Ltd. have subsequently been renamed Cascal Water (Antigua) Ltd. and Cascal Water (Caribbean) Ltd. respectively.
Chile. On June 27, 2008 we acquired 100% of the share capital of Servicomunal S.A. and Servilampa S.A. for approximately CHP 9.8 billion ($18.6 million) and CHP 0.8 billion ($1.6 million), respectively. These acquisitions were accounted for as business combinations and have been included in our results of operations from June 27, 2008 and are included in our balance sheet at March 31, 2009.
China. On April 29, 2008 China Water acquired a 49% share in a new equity joint venture with the Government of Yancheng for delivery of water services to Yancheng City for approximately $28.7 million. Yancheng has been accounted for as a joint venture and under Dutch GAAP China Water’s share of its results has been included in our results of operations from April 29, 2008 and China Water’s share of its assets and liabilities has been included in our balance sheet at March 31, 2009. On July 23, 2008 China Water acquired a 51% interest in a water company in Zhumadian City. The new company, Zhumadian China Water Company, formally commenced operations on July

23, 2008. The acquisition is accounted for as a business combination and has been included in our results of operations from July 23, 2008 and is included in our balance sheet at March 31, 2009.
South Africa. On May 3, 2007, we acquired a 73.4% interest in Siza Water, a water and wastewater services company in South Africa, for approximately $2.9 million. This acquisition has been accounted for as a business combination and has been included in our results of operations from May 3, 2007.
Mexico. Our results of operations during the comparative periods presented have been affected by the early termination of our operation and maintenance contract in Mexico in January 2008. This is accounted for in the year ended March 31, 2008 and in all periods presented the results of Mexico are shown as discontinued operations. We received a termination fee of MXP 10.5 million ($1.0 million) and after the costs of termination and receipts for sale of assets made a profit before tax on termination of MXP 1.0 million ($0.1 million). The costs associated with the winding up and eventual liquidation of our Mexican subsidiaries during fiscal year 2009 have been included in the consolidated statement of income under gain on disposal / termination of subsidiary.
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
Subsequent events
On April 26, 2010 Sembcorp Industries Ltd announced that it had entered into a tender offer and stockholder support agreement with Biwater Investments Limited to acquire Biwater’s 17,868,543 shares of Cascal N.V. (representing approximately 58.4% of our outstanding common shares) and to launch a tender offer to acquire all of our outstanding common shares. The price of the offer was to be $6.75 per share if at least 80% of our shares are tendered and $6.40 if less than 80% are tendered.
On April 26, 2010 our board of directors rejected Sembcorp’s offer as inadequate and encouraged shareholders to take no action in response to the offer.
On May 5, 2010 we announced that Michael Wager resigned as a non-executive director to become our advisor in our bid to repel the proposed Sembcorp tender offer.
On May 21, 2010 Sembcorp formally commenced its tender offer to shareholders to acquire all of the our common shares on the terms previously announced.
On June 1, 2010, we filed our response to the Sembcorp tender offer, which said that our board of directors unanimously recommended that shareholders reject the Sembcorp tender offer and not tender their shares into the offer. In addition, at that time it unanimously recommended that if shares are held through a broker or nominee, shareholders should instruct their broker to register the shares in the name of the shareholder. In order to afford us an opportunity to explore strategic alternatives, the board of directors has considered a number of defensive actions against the tender offer. For a description of legal proceedings relating to the tender offer, see Item 8 “Financial Information — Current legal proceedings — Litigation arising from the unsolicited tender offer from Sembcorp”.
On June 7, 2010, we announced that Stephane Richer resigned as a director of Cascal but will continue in his role as Chief Executive Officer until July 31, 2010.
On June 14, 2010 we signed a new term loan facility with Macquarie Bank Limited. The new facility is for £55.2 million and will mature on June 14, 2015. The new term loan facility replaces the existing facility with HSBC Bank PLC ($60 million revolving loan facility; $10 million guarantee facility), which was due to expire on June 26, 2011 and is described above in this Item 5 “Operating and Financial Review and Prospects — Liquidity and capital resources — Credit arrangements and loan facilities”. We used funds from the new loan facility to retire in full the outstanding balance of $58 million on the existing HSBC facility on June 17, 2010. HSBC Bank PLC will continue to provide the guarantee facilities until Cascal replaces these with another provider.
On June 21, 2010, Sembcorp announced that it is extending the expiration date of its tender offer to 5:00 p.m., New York City time, on July 8, 2010.
For a description of risks associated with the tender offer, see Item 3 “Key Information — Risk Factors — Risks associated with the tender offer”, Item 4 “Information on the Company — History and Development of the Company — Recent developments, acquisitions and divestments”, and Item 8 “Financial Information — Current legal proceedings — Litigation arising from the unsolicited tender offer from Sembcorp”.
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
     Consolidation principles
Controlled companies. Our consolidated financial statements include companies over which we exercise direct or indirect control as a consequence of our possession of a majority of the voting rights, or whose financial and operating activities we can otherwise control through our responsibility for the conduct of their central management. In accordance with Dutch Accounting Standards Board Guidelines on Annual Reporting (GAR) 217 (revised), we fully consolidate all of our businesses except our joint ventures in Indonesia, The Philippines and Yancheng, China. Controlling interests in businesses acquired from third parties are consolidated using the purchase accounting rules contained in Dutch GAAP. The assets and liabilities acquired and non-cash consideration, if any, are accounted for at their fair values. To the extent that the fair value of the consideration exceeds those of the assets and liabilities in aggregate, goodwill is recognized. Goodwill arising on consolidation is amortized over its useful economic life, up to a maximum of 20 years. Conversely, when the fair value of the consideration is less than the assets and liabilities in aggregate, negative goodwill is recorded on the consolidated balance sheet and is amortized over its useful economic life. The critical estimates that we are required to make involve the application of valuation principles to the assets and liabilities of the business being acquired, a process that requires specialized knowledge and techniques because underground infrastructure represents a substantial component of our asset base.
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
Revenue received in advance of performance is recorded as deferred revenue. When performance occurs, the deferred revenue is released and simultaneously reported as revenue. This situation primarily arises in the United Kingdom, where approximately 40% of our billing is based on historic property values.
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
Certain of our subsidiaries engage in infrastructure construction projects that can last more than 12 months. Revenue and costs from such construction contracts are recognized on a percentage complete basis where the percentage complete can be reliably estimated. Where the percentage complete cannot be reliably estimated revenue from such construction contracts is recognized on final completion of the contract and costs incurred during construction are recognized as work in progress until construction is complete. As at March 31, 2009 percentage complete information could not be determined for such construction contracts and all revenue during the year ended March 31, 2009 was recognized using the completed contract method. As at March 31, 2010 percentage complete information can be determined for a number of such contracts and where available this has been used in calculating the revenue recognized during the year ended March 31, 2010.
     Bad debts
At each balance sheet date, we evaluate the collectability of trade receivables and record provisions for doubtful receivables based on experience. These provisions are based on, among other things, comparisons of the relative age of accounts and consideration of actual write-off history. The actual level of receivables collected may differ from the estimated levels of recovery, which could affect our results of operations positively or negatively. As of March 31, 2010, our gross trade receivables were $35.7 million and the provision for doubtful receivables was $7.2 million. The critical judgments that we are called upon to exercise with respect to bad debts are generally related to the circumstances surrounding the recognition of the receivable and an estimate of its collectability, which leads to our determination of the potential need to make a provision against its carrying value in our financial statements.
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
Our pension expenses in fiscal years 2008, 2009 and 2010 were $1.7 million, $1.0 million and $2.5 million, respectively.
We estimate that the effect of a 0.5% increase or decrease in the discount rate on the net periodic pension expense for the year ended March 31, 2010 would be $1.2 million and $1.4 million, respectively and the effect of a 0.5%

increase or decrease in the expected long term return on plan assets would be $1.0 million and $1.6 million, respectively.
In addition we have liabilities under a pre-existing defined benefit pension plan in connection with our subsidiary in Zhumadian, China. Under this plan there are retired and semi-retired employees for which there is a pension liability. However no future liabilities can accrue in connection with current non-retired employees or any new employees. The liability will be discharged over time out of cash resources and there are no plan assets.
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
In this regard, we are required to make a judgment as to the value of any deferred tax assets to be recognized for loss carry-forwards. Deferred tax assets amounting to $20.5 million have been recognized on the balance sheet as of March 31, 2010. The deferred tax assets recognized in respect of tax losses are regarded as more likely than not to be recoverable against future forecast taxable profits. Deferred tax assets have not been recognized as of March 31, 2010 in respect of tax losses with a total value of $49.3 million, $18.4 million of which are Dutch losses.
We were required to revalue our deferred tax balances in the United Kingdom, which has the one time effect of increasing net profit for the year ended March 31, 2008 by $2.2 million. Additionally a change in the system of tax allowances for industrial buildings in the United Kingdom has caused the recording of a deferred tax liability and corresponding charge to the statement of income of $4.1 million for the year ended March 31, 2009. During the year ended March 31, 2010 a change in U.K. tax law was enacted which means that dividends remitted from foreign operations are no longer subject to U.K. tax. As a result deferred tax provisions in relation to potential remittances to our holding companies from our project company in Panama were reversed during the year ended March 31, 2010. This reversal has resulted in a credit of $4.1 million.
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
Presentation of financial information
•	Our consolidated financial statements are prepared based on a March 31 fiscal year end. However, our operations in Indonesia, Chile and Mexico, prior to its early termination, have a December 31 fiscal year end. For these entities, we have reported the results for the 12 months ended December 31 as if such 12 month period ended on the following March 31, with appropriate adjustments made for any material event that occurred subsequent to December 31 but on or prior to March 31 for each such entity, such as the early termination of our operation and maintenance contract in Mexico in January 2008. Our operations in Panama, China and South Africa (Siza Water) also have a fiscal year end of December 31, but their results have been reflected in our consolidated financial statements based on the actual calendar months in which the results occurred following their acquisition.

•	Our participating interests in our joint ventures in Indonesia, The Philippines and Yancheng, China have been proportionally consolidated on a line-by-line basis in the statements of income and cash flows and on the balance sheet.

•	We report our financial results in U.S. Dollars but conduct substantially all of our business in the local currencies of the countries in which we operate. The assets and liabilities of our foreign operations are translated at the rate of exchange prevailing at the balance sheet date. Revenue and expenses are recognized at the average rate for the year. Therefore, our reported results of operations are affected by translation risk due to fluctuations in currency exchange rates. Transactions denominated in currencies other than the U.S. Dollar during a reporting period, such as the purchase price we paid to complete an acquisition, are recognized in our consolidated financial statements at the exchange rate in effect on the transaction date. See Note 2 “Accounting policies” to our consolidated financial statements.

•	We present our country-by-country comparative period information both on an “as reported” basis and on a constant exchange rate basis. The constant exchange rate basis uses the same exchange rates that were used in the later period to translate results for the earlier period. This presentation enables our management and investors to focus on the actual changes in the results of operations from period to period without the effects of movements in exchange rates. Unless specifically stated otherwise, all of the textual discussion of our country-by-country comparative period information is presented on a constant exchange rate basis.

•	Our discontinued operations consist of our Mexican operation and maintenance operation contract that was the subject of an early termination in January 2008.

•	Earnings per share information presented in our audited consolidated financial statements for comparative periods prior to our initial public offering has been calculated using a weighted average number of shares of 21,849,343 because on January 23, 2008 we completed a recapitalization and stock split that required the following steps to be carried out:
•	Issuance of remaining 11,620 authorized shares having a par value of €5 per share to our existing shareholder in exchange for cash of €58,100. This action increased the total shares issued to 20,000;

•	A split of each issued share having a par value of €5 into 10 shares with a par value of €0.50, thereby increasing the number of issued shares from 20,000 with a par value of €5 to 200,000 having a par value of €0.50; and

•	Issuance of 21,649,343 new shares having a par value of €0.50 each by transferring the corresponding aggregate par value from share premium to issued share capital.
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

	Year		Year		Year
	ended	Percentage	ended	Percentage	ended
Dutch GAAP	March 31,	change	March 31,	change	March 31,
(Dollars in millions)	2010	2009-2010	2009	2008-2009	2008
Revenue	$181.8	11.3%	$163.4	1.7%	$160.6
Raw and auxiliary materials and other external costs	52.2	24.3	42.0	19.3	35.2
Staff costs	38.6	14.5	33.7	(1.7)	34.3
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	25.4	10.4	23.0	0.9	22.8
Profit on disposal of intangible and tangible fixed assets(1)	(1.3)	85.7	(0.7)	—	(0.7)
Other operating charges(2)	28.5	(0.3)	28.6	1.8	28.1
Incremental offering-related costs	—	—	—	n/a	0.7

Total operating expenses	143.4	13.3	126.6	5.1	120.4

Operating profit	38.4	4.3	36.8	8.5	40.2
Gain/(loss) on disposal of subsidiary(3)	0.2	n/a	(0.1)	n/a	1.7
Exchange rate results(4)	0.5	(95.0)	10.0	n/a	(2.4)
Interest income	0.9	(66.7)	2.7	(6.9)	2.9
Interest expense	(9.5)	(41.7)	(16.3)	(19.3)	(20.2)

Profit before taxation	30.5	(7.9)	33.1	49.1	22.2
Taxation	(5.7)	(60.1)	(14.3)	47.4	(9.7)
Minority interest	(1.3)	30.0	(1.0)	11.1	(0.9)

Net profit	$23.5	32.0%	$17.8	53.4%	$11.6

(1)	The profit in fiscal year 2010 is derived largely from sales of property assets surplus to the needs of our U.K. project company. The profit in fiscal year 2009 is derived from sales of property and other assets, surplus to the needs of our U.K. project company. The profit in fiscal year 2008 is derived from sales of property, surplus to the needs of our U.K. project company.

(2)	Other operating charges include professional fees, insurance, operating lease payments, travel expenses, management fees and bad debts.

(3)	Represents gains from our Belize subsidiary that was disposed of on October 3, 2005 and the early termination of our operation in Mexico in January 2008.

(4)	Currency exchange differences resulting from settlement and translation of monetary assets and liabilities are charged or credited to the exchange rate results line of our statement of income. See Note 2 “Accounting policies” to our consolidated financial statements.

Geographical revenue and operating profit
The following table identifies our revenue by country by dollar amount and as a percentage of revenue from continuing operations for fiscal years 2008, 2009 and 2010. This table and the subsequent tables reflect the primary segments that management has identified for reporting purposes under Dutch GAAP. The discontinued operations represent the results of our operations in Mexico, which were subject to an early termination agreement in January 2008.

	Revenue by country (as reported)
		Percentage		Percentage		Percentage
		of 2010		of 2009		of 2008
		total		total		total
		revenue		revenue		revenue
	Year ended	from	Year ended	from	Year ended	from
Dutch GAAP	March 31,	continuing	March 31,	continuing	March 31,	continuing
(Dollars in millions)	2010	operations	2009	operations	2008	operations
United Kingdom	$81.2	44.6%	$83.7	51.2%	$94.8	60.1%
South Africa(1)	24.5	13.5	20.3	12.4	21.7	13.8
Indonesia	14.7	8.1	13.0	8.0	11.3	7.2
China(2)	31.6	17.4	20.9	12.8	10.0	6.3
Chile(3)	15.3	8.4	11.3	6.9	7.6	4.8
Caribbean region(4)	11.1	6.1	10.7	6.5	8.8	5.6
The Philippines	3.0	1.7	2.9	1.8	2.9	1.8
Holding companies	0.4	0.2	0.6	0.4	0.7	0.4

Total continuing operations	$181.8	100.0%	$163.4	100.0%	$157.8	100.0%
Discontinued operations(5)	—		—		2.8

Total	$181.8		$163.4		$160.6

(1)	Includes revenue of Siza Water from May 3, 2007.

(2)	Includes our 49% share of revenue from our joint venture in Yancheng from April 29, 2008 and revenue from Zhumadian from July 23, 2008, being the respective dates of their acquisition.

(3)	Includes revenue from Servicomunal and Servilampa from June 27, 2008, the date of their acquisition.

(4)	Includes revenue from our Caribbean acquisitions from December 15, 2009, the date of their acquisition.

(5)	Represents the early termination of our operation in Mexico in January 2008.

The following table identifies our operating profit by country by dollar amount and as a percentage of operating profit from continuing operations for fiscal years 2008, 2009 and 2010.

	Operating profit by country (as reported)
		Percentage		Percentage		Percentage
		of 2010 total		of 2009 total		of 2008 total
		operating		operating		operating
		profit		profit		profit
	Year ended	from	Year ended	from	Year ended	from
Dutch GAAP	March 31,	continuing	March 31,	continuing	March 31,	continuing
(Dollars in millions)	2010	operations	2009	operations	2008	operations
United Kingdom	$22.6	58.9%	$23.9	64.9%	$31.9	80.2%
South Africa(1)	6.2	16.1	5.7	15.5	5.9	14.8
Indonesia	4.5	11.7	4.6	12.5	3.2	8.0
China(2)	5.1	13.3	2.5	6.8	0.4	1.0
Chile(3)	0.7	1.8	1.2	3.3	—	—
Caribbean region(4)	4.6	12.0	4.5	12.2	3.7	9.3
The Philippines	1.3	3.4	1.2	3.3	1.2	3.0
Holding companies	(6.6)	(17.2)	(6.8)	(18.5)	(6.5)	(16.3)

Total continuing operations	$38.4	100.0%	$36.8	100.0%	$39.8	100.0%
Discontinued operations(5)	—		—		0.4

Total	$38.4		$36.8		$40.2

(1)	Includes operating profit of Siza Water from May 3, 2007.

(2)	Includes our 49% share of operating profit from our joint venture in Yancheng from April 29, 2008 and operating profit from Zhumadian from July 23, 2008, being the respective dates of their acquisition.

(3)	Includes operating profit from Servicomunal and Servilampa from June 27, 2008, the date of their acquisition.

(4)	Includes operating profit from our Caribbean acquisitions from December 15, 2009, the date of their acquisition.

(5)	Represents the early termination of our operation in Mexico in January 2008.
Fiscal year 2009 compared to fiscal year 2010
Revenue

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2009 at	2009-2010	2009-2010
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2010 as	2009 as	exchange	exchange	exchange
(Dollars in millions)	reported	reported	rates	rates	rates
United Kingdom	$81.2	$83.7	$78.3	$2.9	3.7%
South Africa	24.5	20.3	22.6	1.9	8.4
Indonesia	14.7	13.0	13.5	1.2	8.9
China(1)	31.6	20.9	21.1	10.5	49.8
Chile(2)	15.3	11.3	11.7	3.6	30.8
Caribbean region(3)	11.1	10.7	10.7	0.4	3.7
The Philippines	3.0	2.9	2.8	0.2	7.1
Holding companies	0.4	0.6	0.5	(0.1)	(20.0)

Total operations	$181.8	$163.4	$161.2	$20.6	12.8%

Exchange rate effect			2.2

Total	$181.8	$163.4	$163.4

(1)	Includes our share of results from Yancheng from April 29, 2008 and results of operations from Zhumadian from July 23, 2008.

(2)	Includes results of operations from Servicomunal and Servilampa from June 27, 2008.

(3)	Includes results of operations from our Caribbean acquisitions from December 15, 2009.

Our revenue increased by $20.6 million from fiscal year 2009 to fiscal year 2010 at constant exchange rates.
•	China. The $10.5 million increase was mainly due to results from our Yancheng joint venture and Zhumadian subsidiary. These operations account for $8.9 million of the increase with $2.4 million of this increase resulting from the inclusion of a full 12 months of results and $6.5 million of this increase resulting from additional revenue largely due to an increase in contracting work in the year ended March 31, 2010. The remaining $1.6 million comes from a combination of rate and volume increases in our other projects in China. Rate increases account for approximately 80% of this increase.

•	Chile. Of the $3.6 million overall increase in revenue, $3.1 million relates to the contribution made by Servicomunal and Servilampa ($2.8 million is due to the inclusion of a full 12 months of results with $0.3 million resulting from growth during our period of ownership). Of the total increase, $1.2 million was contributed by our subsidiary in Northern Chile, as a result of volume and rate increases, offset by an adjustment to deferred revenue of $0.8 million. The remaining $0.1 million increase originates from pre-existing operations in Santiago and is primarily the result of higher volumes sold together with a negligible effect from inflation-based rate adjustments.

•	United Kingdom. Of the $2.9 million increase $1.6 million comes from our regulated business due to an increase in rates and volumes compared to the previous year. The remainder of the increase comes from our unregulated businesses reflecting the contribution from new business most notably an increase from our heating installation and maintenance business.

•	South Africa. The $1.9 million increase in revenue is primarily the result of a 10% rate increase implemented by our Nelspruit subsidiary and a 9% rate increase implemented by Siza Water, both with effect from July 2009, together with an increase in volumes in Siza Water. These increases were partially offset by reduced consumption due to higher rainfall and lower sundry revenue for additional services in our Nelspruit subsidiary.

•	Indonesia. The $1.2 million increase reflects the impact of new connections and resulting increased volumes.

•	Caribbean region. The $0.4 million increase in revenue from our Caribbean Region operations is due to approximately $1.0 million of revenue contributed by our Caribbean operations since their acquisition in December 2009. This was offset by approximately $0.5 million of additional revenue recognized in the comparative year ended March 31, 2009 which related to a prior period.
Raw and auxiliary materials and other external costs

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2009 at	2009-2010	2009-2010
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2010 as	2009 as	exchange	exchange	exchange
(Dollars in millions)	reported	reported	rates	rates	rates
United Kingdom	$18.6	$19.7	$18.4	$0.2	1.1%
South Africa	7.3	6.1	6.7	0.6	9.0
Indonesia	5.7	4.6	4.8	0.9	18.8
China(1)	13.1	6.4	6.5	6.6	101.5
Chile(2)	6.5	4.4	4.6	1.9	41.3
Caribbean region(3)(4)	0.2	—	—	0.2	n/a
The Philippines	0.8	0.8	0.8	—	—
Holding companies	—	—	—	—	—

Total operations	$52.2	$42.0	$41.8	$10.4	24.9%

Exchange rate effect			0.2

Total	$52.2	$42.0	$42.0

(1)	Includes our share of results from Yancheng from April 29, 2008 and results of operations from Zhumadian from July 23, 2008.

(2)	Includes results of operations from Servicomunal and Servilampa from June 27, 2008.

(3)	Includes results of operations from our Caribbean acquisitions from December 15, 2009.

(4)	Biwater incurs these costs for our Panamanian operation, which are recharged to us and reported within other operating charges.
Our raw and auxiliary materials and other external costs increased by $10.4 million from fiscal year 2009 to fiscal year 2010 at constant exchange rates.
•	China. The $6.6 million increase was mainly due to results from our Yancheng joint venture and Zhumadian subsidiary. These operations account for $5.8 million of the increase (with $1.1 million of this increase resulting from the inclusion of a full 12 months of results and $4.7 million is from increases due to an increase in the level of contracting work). The remaining $0.8 million of the increase comes from increases in costs in our other projects in China due to increases in electricity and other raw material costs.

•	Chile. Of the $1.9 million total increase, $1.2 million derives from our operations in Servicomunal and Servilampa, $1.1 million of which is attributable to the inclusion of a full 12 months results of these operations. The remaining increase derives from increased prices paid for electricity, together with increased chemical costs in our other operations, most notably in Northern Chile.

•	Indonesia. The $0.9 million increase represents increased prices paid for electricity and chemicals together with an increase in costs in relation to water meters from the increased number of connections.

•	South Africa. The $0.6 million increase is due mainly to an increase in the costs of electricity, chemicals and bulk water, partly offset by lower fuel costs.

•	Caribbean region. The $0.2 million increase represents the inclusion of results of our Caribbean acquisitions from December 15, 2009.
Staff costs

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2009 at	2009-2010	2009-2010
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2010 as	2009 as	exchange	exchange	exchange
(Dollars in millions)	reported	reported	rates	rates	rates
United Kingdom	$17.2	$15.8	$14.8	$2.4	16.2%
South Africa	6.6	5.3	5.9	0.7	11.9
Indonesia	1.5	1.5	1.5	—	—
China(1)	6.6	5.7	5.7	0.9	15.8
Chile(2)	2.1	1.7	1.8	0.3	16.7
Caribbean region(3)(4)	0.2	—	—	0.2	n/a
The Philippines	0.3	0.3	0.3	—	—
Holding companies	4.1	3.4	3.2	0.9	28.1

Total operations	$38.6	$33.7	$33.2	$5.4	16.3%

Exchange rate effect			0.5

Total	$38.6	$33.7	$33.7

(1)	Includes our share of results from Yancheng from April 29, 2008 and results of operations from Zhumadian from July 23, 2008.

(2)	Includes results of operations from Servicomunal and Servilampa from June 27, 2008.

(3)	Includes results of operations from our Caribbean acquisitions from December 15, 2009.

(4)	Biwater incurs these costs for our Panamanian operation, which are recharged to us and reported within other operating charges.

Our staff costs increased by $5.4 million from fiscal year 2009 to fiscal year 2010 at constant exchange rates.
•	United Kingdom. The overall increase of $2.4 million is primarily due to a combination of annual salary and headcount increases in our unregulated businesses which together with associated social and pension costs account for $1.5 million of the variance. The remaining variance is largely the result of increased bonuses.

•	Holding companies. The $0.9 million increase is primarily due to increased bonuses, together with redundancy and recruitment costs in the corporate head office.

•	China. The increase of $0.9 million includes $0.5 million of staff costs related to the inclusion of a full 12 months from our share of the Yancheng joint venture and Zhumadian subsidiary that we acquired on April 29, 2008 and July 23, 2008, respectively. The remainder of the increase represents higher salary costs in our Hong Kong and Shanghai offices, together with our four pre-existing operations in China due to annual salary increases.

•	South Africa. The $0.7 million increase is due to the annual wages and salary reviews for our Nelspruit and Siza Water subsidiaries together with increased staff numbers and an adjustment to medical costs for Siza Water.

•	Chile. The $0.3 million increase in staff costs is largely due to the inclusion of a full 12 months of results from Servicomunal and Servilampa, which we acquired on June 27, 2008.

•	Caribbean region. The $0.2 million increase represents the inclusion of results of our Caribbean acquisitions from December 15, 2009.
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2009 at	2009-2010	2009-2010
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2010 as	2009 as	exchange	exchange	exchange
(Dollars in millions)	reported	reported	rates	rates	rates
United Kingdom	$12.7	$13.5	$12.7	$—	—%
South Africa	1.7	1.3	1.5	0.2	13.3
Indonesia	1.4	0.9	0.9	0.5	55.6
China(1)	4.9	3.5	3.5	1.4	40.0
Chile(2)	3.0	2.3	2.4	0.6	25.0
Caribbean region(3)	1.2	0.8	0.8	0.4	50.0
The Philippines	0.3	0.3	0.2	0.1	50.0
Holding companies	0.2	0.4	0.4	(0.2)	(50.0)

Total operations	$25.4	$23.0	$22.4	$3.0	13.4%

Exchange rate effect			0.6

Total	$25.4	$23.0	$23.0

(1)	Includes our share of results from Yancheng from April 29, 2008 and results of operations from Zhumadian from July 23, 2008.

(2)	Includes results of operations from Servicomunal and Servilampa from June 27, 2008.

(3)	Includes results of operations from our Caribbean acquisitions from December 15, 2009.
Our depreciation and amortization of intangible and tangible fixed assets and negative goodwill increased by $3.0 million from fiscal year 2009 to fiscal year 2010 at constant exchange rates.
•	China. The $1.4 million increase is comprised of $0.6 million, which is our share of depreciation expense incurred by our Yancheng joint venture and our subsidiary in Zhumadian and $0.4 million of amortization of goodwill and other intangible assets related to Yancheng and Zhumadian. The remainder of the increase comes from our other projects in China.

•	Chile. The $0.6 million increase is largely a result of the contribution to depreciation and amortization expenses by our June 27, 2008 acquisitions of Servicomunal and Servilampa.

•	Indonesia. The $0.5 million increase results from higher depreciation charges related to an increase in tangible fixed assets in the period.

•	Caribbean region. The $0.4 million increase represents the inclusion of results of our Caribbean acquisitions from December 15, 2009.

•	South Africa. The $0.2 million increase resulted from higher depreciation charges related to an increase in tangible fixed assets in the period.

•	Holding companies. The $0.2 million decrease results from certain intangible assets being fully amortized at the beginning of the period.
(Profit)/loss on disposal of intangible and tangible fixed assets

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2009 at	2009-2010	2009-2010
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2010 as	2009 as	exchange	exchange	exchange
(Dollars in millions)	reported	reported	rates	rates	rates
United Kingdom	$(1.3)	$(0.8)	$(0.7)	$(0.6)	85.7%
South Africa	—	—	—	—	—
Indonesia	—	—	—	—	—
China(1)	—	0.1	0.1	(0.1)	n/a
Chile(2)	—	—	—	—	—
Others	—	—	—	—	—

Total operations	$(1.3)	$(0.7)	$(0.6)	$(0.7)	116.7%

Exchange rate effect			(0.1)

Total	$(1.3)	$(0.7)	$(0.7)

(1)	Includes our share of results from Yancheng from April 29, 2008 and results of operations from Zhumadian from July 23, 2008.

(2)	Includes results of operations from Servicomunal and Servilampa from June 27, 2008.
Our profit on disposal of intangible and tangible fixed assets increased by $0.7 million compared with the prior period.
•	United Kingdom. The $0.7 million increased profit is due primarily to the disposal of property assets.

Other operating charges and incremental offering-related costs

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2009 at	2009-2010	2009-2010
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2010 as	2009 as	exchange	exchange	exchange
(Dollars in millions)	reported	reported	rates	rates	rates
United Kingdom	$11.3	$11.5	$10.8	$0.5	4.6%
South Africa	2.7	1.9	2.1	0.6	28.6
Indonesia	1.6	1.5	1.5	0.1	6.7
China(1)	2.0	2.8	2.8	(0.8)	(28.6)
Chile(2)	3.0	1.6	1.7	1.3	76.5
Caribbean region(3)(4)	5.0	5.3	5.3	(0.3)	(5.7)
The Philippines	0.2	0.3	0.3	(0.1)	(33.3)
Holding companies	2.7	3.7	3.7	(1.0)	(27.0)

Total operations	$28.5	$28.6	$28.2	$0.3	1.1%

Exchange rate effect			0.4

Total	$28.4	$28.6	$28.6

(1)	Includes our share of results from Yancheng from April 29, 2008 and results of operations from Zhumadian from July 23, 2008.

(2)	Includes results of operations from Servicomunal and Servilampa from June 27, 2008.

(3)	Includes results of operations from our Caribbean acquisitions from December 15, 2009.

(4)	Includes costs for our Panamanian operation incurred by Biwater under an operations and maintenance agreement with us and recharged to us.
Our other operating charges and incremental offering-related costs increased by $0.3 million from fiscal year 2009 to fiscal year 2010 at constant exchange rates.
•	Chile. $1.1 million of the $1.3 million increase derives from our operations in Servicomunal and Servilampa, $0.4 million of which is the result of including a full 12 months of contribution from these operations, $0.4 million as a result of rate review costs, $0.2 million as a result of an increase in bad debt and $0.1 million from increases in general operating costs. The remaining $0.2 million derives from an increase in our other operations in Chile, $0.1 million of which relates to rate review costs.

•	Holding companies. The $1.0 million decrease is largely a result of lower Sarbanes Oxley compliance cost ($0.2 million), a reduction in legal fees which included post IPO costs in the prior period ($0.3 million) and a reduction in other professional fees ($0.4 million).

•	South Africa. The $0.6 million increase results from a $0.3 million bad debt recovery during the year ended March 31, 2009 in connection with the buy back of the previous 10% minority shareholding in our Nelspruit subsidiary, together with increases in training costs in our Nelspruit subsidiary and increased bad debt provisions and insurance costs in Siza Water.

•	United Kingdom. The $0.5 million increase is largely a result of $0.3 million of non-recurring costs in connection with the five-year rate review process in our U.K. project company, together with increases in general operating costs.

•	Caribbean region. The $0.3 million decrease is primarily due to decreased legal fees of $0.4 million in our Panamanian operations, partially offset by $0.1 million from the inclusion of results of our Caribbean acquisitions from December 15, 2009.

•	China. The $0.8 million decrease is due to $0.4 million of compensation for delays in the rate review process in Fuzhou, together with $0.2 million relating to the receipt of previously written off bad debt in Xinmin and a net $0.2 million decrease in bad debt provision across our Chinese projects.

(Loss)/Gain on disposal/ termination of subsidiary

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2009 at	2009-2010	2009-2010
	March 31,	March 31,	constant	at constant	at constant
	2010 as	2009 as	exchange	exchange	exchange
(Dollars in millions)	reported	reported	rates	rates	rates
Discontinued operations — Belize	$0.2	$0.2	$0.2	$—	n/a
Discontinued operations — Mexico	—	(0.3)	(0.3)	0.3	n/a

Total continuing operations	$0.2	$(0.1)	$(0.1)	$0.3	n/a

Exchange rate effect			—

Total	$0.2	$(0.1)	$(0.1)

•	Belize. This gain arose from the receipt of principal and accrued interest due under the promissory notes issued by the Government of Belize to secure the deferred consideration payable in connection with the sale of our interest in Belize Water Services in October 2005. The receipt of these funds enabled us to release $0.2 million to income, which amount was originally provided in the consolidated accounts for the year ended March 31, 2006 against the face value of the then remaining three promissory notes. The disposal of our business in Belize and this gain is described in Note 24 “Disposal of subsidiaries” to our consolidated financial statements.

•	Mexico. The loss on disposal in the year ended March 31, 2009 represents additional legal and professional costs in connection with the early termination of our operations in Mexico in January 2008.

Interest (expense)/income and exchange rate results

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2009 at	2009-2010	2009-2010
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2010 as	2009 as	exchange	exchange	exchange
(Dollars in millions)	reported	reported	rates	rates	rates
United Kingdom	$(1.9)	$(9.7)	$(9.1)	$7.2	79.1%
South Africa	(0.9)	(0.1)	(0.1)	(0.8)	(800.0)
Indonesia	(0.1)	—	—	(0.1)	n/a
China(1)	(0.1)	0.3	0.3	(0.4)	n/a
Chile(2)	(0.6)	(1.8)	(1.8)	1.2	66.7
Caribbean region(3)	(0.1)	(0.5)	(0.5)	0.4	80.0
The Philippines	—	—	—	—	—
Holding companies	(4.4)	8.2	8.0	(12.4)	n/a

Total continuing operations	$(8.1)	$(3.6)	$(3.2)	$(4.9)	(153.1)%

Exchange rate effect			(0.4)

Total	$(8.1)	$(3.6)	$(3.6)

(1)	Includes our share of results from Yancheng from April 29, 2008 and results of operations from Zhumadian from July 23, 2008.

(2)	Includes results of operations from Servicomunal and Servilampa from June 27, 2008.

(3)	Includes results of operations from our Caribbean acquisitions from December 15, 2009.
Our interest (expense)/income and exchange rate results changed by $4.9 million from fiscal year 2009 to fiscal year 2010 at constant exchange rates.
•	United Kingdom. Our U.K. project company received a credit of $1.7 million in the year ended March 31, 2010 compared to a charge of $5.7 million during the year ended March 31, 2009 in respect of a reduction of our Artesian loan balance driven by negative indexation of the retail price index in the United Kingdom for much of the year ended March 31, 2010. This net reduction of interest expense of $7.4 million, together with the benefit of lower variable interest rates of $0.4 million is partially offset by lower interest income on cash balances of $0.6 million.

•	Chile. The decreased net expense of $1.2 million is primarily due to the effects of converting certain monetary assets and liabilities between the Chilean Peso and the Unidades de Fomento (UF) for financial reporting purposes, together with $0.2 million of stamp tax which was incurred on the acquisition of Servicomunal and Servilampa in the year ended March 31, 2009.

•	Caribbean region. The $0.4 million decrease in interest expense derives from a $0.3 million decrease in interest expense in our Panamanian operation reflecting the reduction in outstanding loan balances, together with interest income from our Caribbean acquisitions.

•	China. The $0.4 million change represents a reduced amount of interest income from cash deposits earned by our Chinese operations together with interest expense from our loan facility in Zhumadian, China.

•	South Africa. Of the total $0.8 million increase in net expense, $0.6 million is due to the recognition in the year ended March 31, 2009 of accrued interest due under the terms of a loan advanced to the former minority shareholder in our Nelspruit subsidiary. The remainder comes from a reduction in interest income due to lower interest rates and reduced cash balances.

•	Holding companies. The $12.4 million increase in net expense is primarily due to a $10.7 million exchange gain in the year ended March 31, 2009 compared to a $0.1 million gain in the current period, together with $1.1 million in arrangement fees in connection with our revolving loan facility. Of these arrangement fees $0.7 million relates to the release of fees previously deferred due to the early termination of our HSBC facility, see Item 5B “Liquidity and capital resources — Credit arrangements and loan facilities”

Taxation

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2009 at	2009-2010	2009-2010
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2010 as	2009 as	exchange	exchange	exchange
(Dollars in millions)	reported	reported	rates	rates	rates
United Kingdom	$(5.8)	$(8.4)	$(7.8)	$2.0	25.6%
South Africa	(1.5)	(1.5)	(1.6)	0.1	6.3
Indonesia	(1.2)	(1.4)	(1.5)	0.3	20.0
China(1)	(1.7)	(0.9)	(0.9)	(0.8)	(88.9)
Chile(2)	0.1	(0.4)	(0.4)	0.5	n/a
Caribbean region(3)	0.7	(0.3)	(0.3)	1.0	n/a
The Philippines	(0.1)	(0.1)	(0.1)	—	—
Holding companies	3.9	(1.3)	(1.4)	5.3	n/a

Total continuing operations	$(5.6)	$(14.3)	$(14.0)	$8.4	60.0%

Discontinued operations—Belize	(0.1)	—	—	(0.1)	n/a
Discontinued operations—Mexico	—	—	—	—	—
Exchange rate effect			(0.3)

Total	$(5.7)	$(14.3)	$(14.3)

(1)	Includes our share of results from Yancheng from April 29, 2008 and results of operations from Zhumadian from July 23, 2008.

(2)	Includes results of operations from Servicomunal and Servilampa from June 27, 2008.

(3)	Includes results of operations from our Caribbean acquisitions from December 15, 2009.
The overall effective tax rates for fiscal years 2009 and 2010 were 43.2% and 18.7%, respectively. The profit before tax and change in effective tax rates from continuing operations is analyzed below:

	Profit before		Profit before tax for
	tax for the	Effective tax rate	the year ended	Effective tax rate
	year ended	for the year	March 31, 2009	for the year	Effective tax rate
	March 31,	ended March 31,	(constant exchange	ended March 31,	change 2009-
(Dollars in millions)	2010	2010	rates)	2009	2010
United Kingdom	$20.8	27.9%	$13.2	59.1%	(31.2)%
South Africa	5.3	28.3	6.2	25.8	2.5
Indonesia	4.3	27.9	4.8	31.2	(3.3)
China (1)	5.1	33.3	2.8	32.1	1.2
Chile (2)	—	n/a	(0.6)	(66.6)	n/a
Caribbean Region (3)	4.4	(15.9)	4.0	7.5	(23.4)
The Philippines	1.4	7.1	1.2	8.3	(1.2)
Holding companies	(11.0)	35.5	1.6	87.5	(52.0)

Total/Overall rate	$30.3	18.5%	$33.2	42.2%	(23.7)%

(1)	Includes our share of results from Yancheng from April 29, 2008 and results of operations from Zhumadian from July 23, 2008.

(2)	Includes results of operations from Servicomunal and Servilampa from June 27, 2008.

(3)	Includes results of operations from our Caribbean acquisitions from December 15, 2009.
•	Holding companies. The tax expense in the holding companies has reduced by $5.3 million at constant exchange rates due to a change in U.K. tax law which means that dividends remitted from foreign operations are no longer subject to U.K. tax. As a result deferred tax provisions in our holding companies in relation to potential remittances from our project company in Panama were reversed during the year ended March 31,

2010. This reversal has resulted in a credit of $3.1 million in our holding companies during the year ended March 31, 2010.
•	United Kingdom. The U.K. project company, which accounts for the largest component of our tax charge incurred tax at an effective rate of 27.9% in the year ended March 31, 2010 compared to 59.1% in the prior period. The prior period was affected by a change in the system of tax allowances for industrial buildings which generated a deferred tax charge to the statement of income of approximately $3.8 million, at constant exchange rates, in the year ended March 31, 2009.

•	Caribbean region. The tax charge in the Caribbean Region benefited through a $1.0 million tax credit in connection with balances in our Panamanian subsidiary relating to deferred tax provisions for unremitted earnings to our U.K. holding companies as described under “Holding companies”.

•	Indonesia. Our effective tax rate for the year ended March 31, 2010 has also benefited from a reduction in the standard rate of profit tax in Indonesia from 30% to 28% which became effective on January 1, 2009.

Minority interest

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2009 at	2009-2010	2009-2010
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2010 as	2009 as	exchange	exchange	exchange
(Dollars in millions)	reported	reported	rates	rates	rates
South Africa	$(0.3)	$(0.4)	$(0.5)	$0.2	40.0
China(1)	(1.0)	(0.6)	(0.6)	(0.4)	(66.7)

Total operations	$(1.3)	$(1.0)	$(1.1)	$(0.2)	(18.2)%

Exchange rate effect			0.1

Total	$(1.3)	$(1.0)	$(1.0)

(1)	Includes results of operations from Zhumadian from July 23, 2008.
Minority interests increased by $0.2 million primarily due to the inclusion of a full 12 months from our 51% owned subsidiary in Zhumadian, China partly offset by the purchase of the 10% minority interest in our Nelspruit subsidiary in South Africa in August 2008.
Net profit

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2009 at	2009-2010	2009-2010
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2010 as	2009 as	exchange	exchange	exchange
(Dollars in millions)	reported	reported	rates	rates	rates
United Kingdom	$15.0	$5.8	$5.4	$9.6	177.8%
South Africa	3.5	3.7	4.1	(0.6)	(14.6)
Indonesia	3.1	3.2	3.3	(0.2)	(6.1)
China(1)	2.4	1.3	1.3	1.1	84.6
Chile(2)	0.1	(1.0)	(1.0)	1.1	n/a
Caribbean region(3)	5.1	3.7	3.7	1.4	37.8
The Philippines	1.3	1.1	1.1	0.2	18.2
Holding companies	(7.1)	0.1	0.2	(7.3)	n/a

Total continuing operations	$23.4	$17.9	$18.1	$5.3	29.3%

Discontinued operations—Belize	0.1	0.2	0.2	(0.1)	50.0
Discontinued operations—Mexico	—	(0.3)	(0.3)	0.3	n/a
Exchange rate effect			(0.2)

Total	$23.5	$17.8	$17.8

(1)	Includes our share of results from Yancheng from April 29, 2008 and results of operations from Zhumadian from July 23, 2008.

(2)	Includes results of operations from Servicomunal and Servilampa from June 27, 2008.

(3)	Includes results of operations from our Caribbean acquisitions from December 15, 2009.
For the reasons set forth above, our net profit from continuing operations at constant exchange rates increased by $5.3 million.

Fiscal year 2008 compared to fiscal year 2009
Revenue

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2008 at	2008-2009	2008-2009
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2009 as	2008 as	exchange	exchange	exchange
(Dollars in millions)	reported	reported	rates	rates	rates
United Kingdom	$83.7	$94.8	$79.9	$3.8	4.8%
South Africa(1)	20.3	21.7	17.8	2.5	14.0
Indonesia	13.0	11.3	10.2	2.8	27.5
China(2)	20.9	10.0	10.8	10.1	93.5
Chile (3)	11.3	7.6	6.8	4.5	66.2
Caribbean region	10.7	8.8	8.8	1.9	21.6
The Philippines	2.9	2.9	2.7	0.2	7.4
Holding companies	0.6	0.7	0.6	—	—

Total continuing operations	$163.4	$157.8	$137.6	$25.8	18.8%

Discontinued operations-Mexico	—	2.8	2.6	(2.6)	n/a
Exchange rate effect			20.4

Total	$163.4	$160.6	$160.6

(1)	Includes results of operations of Siza Water from May 3, 2007.

(2)	Includes our share of results from Yancheng from April 29, 2008 and results of operations from Zhumadian from July 23, 2008.

(3)	Includes results of operations from Servicomunal and Servilampa from June 27, 2008.
Our revenue from continuing operations increased by $25.8 million from fiscal year 2008 to fiscal year 2009 at constant exchange rates due primarily to our recent acquisitions.
•	China. The $10.1 million increase was mainly due to the inclusion of our share of revenue from April 29, 2008 following the acquisition of a 49% interest in the Yancheng joint venture and revenue from our acquisition of Zhumadian from July 23, 2008. These acquisitions account for $9.5 million of the increase, with the remainder coming from a combination of rate and volume increases in our pre-existing operations in China.

•	Chile. Of the $4.5 million increase in revenue, $1.9 million originates from our pre-existing operations and is the result of inflation-base rate increases and higher volume sold. The remainder relates to the contribution made by Servicomunal and Servilampa, which we acquired on June 27, 2008 and which we consolidate with a three month lag due to having non-coterminous year ends.

•	United Kingdom. The $3.8 million increase was primarily due to the effect of our scheduled rate increase of 3.68% together with a $2.7 million increase from our non-regulated business.

•	Indonesia. The $2.8 million increase resulted from the effect of the 20% increase implemented in December 2007, together with increased water demand caused by continued population growth.

•	South Africa. A majority of the $2.5 million increase in revenue is the result of a 10.0% rate increase implemented by our Nelspruit subsidiary and increases of 6% and 9% for water and sewerage rates respectively implemented by Siza Water, all with effect from July 2008, along with continued growth in the number of connections offset in part by a decrease in consumption observed toward the end of the calendar year 2008.

•	Panama. The $1.9 million increase in revenue from our Panama operation is due to $0.5 million additional revenue recognized following our client’s approval of a rate increase applied for in May 2007, along with the effect of an additional $1.4 million from rate increases taking effect from April 1, 2008 and September 1, 2008.

Raw and auxiliary materials and other external costs

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2008 at	2008-2009	2008-2009
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2009 as	2008 as	exchange	exchange	exchange
(Dollars in millions)	reported	reported	rates	rates	rates
United Kingdom	$19.7	$18.2	$15.3	$4.4	28.8%
South Africa(1)	6.1	6.0	5.0	1.1	22.0
Indonesia	4.6	4.3	3.9	0.7	17.9
China(2)	6.4	2.4	2.5	3.9	156.0
Chile(3)	4.4	2.8	2.5	1.9	76.0
Caribbean region(4)	—	—	—	—	—
The Philippines	0.8	0.8	0.8	—	—
Holding companies	—	—	—	—	—

Total continuing operations	$42.0	$34.5	$30.0	$12.0	40.0%

Discontinued operations—Mexico	—	0.7	0.6	(0.6)	n/a
Exchange rate effect			4.6

Total	$42.0	$35.2	$35.2

(1)	Includes results of operations of Siza Water from May 3, 2007.

(2)	Includes our share of results from Yancheng from April 29, 2008 and results of operations from Zhumadian from July 23, 2008.

(3)	Includes results of operations from Servicomunal and Servilampa from June 27, 2008.

(4)	Biwater incurs these costs for our Panamanian operation, which are recharged to us and reported within other operating charges.
Our raw and auxiliary materials and other external costs from continuing operations increased by $12.0 million at constant exchange rates, in large part due to the recent acquisitions.
•	United Kingdom. The $4.4 million increase was primarily due to the increased electricity prices ($2.8 million) incurred by our regulated business along with volume related increases in material costs incurred by our non-regulated business and general cost inflation.

•	China. The $3.9 million increase is primarily due to the inclusion of $3.2 million with respect to our share of results of Yancheng from April 29, 2008 and the inclusion of results from Zhumadian from July 23, 2008. The remainder of the increase originates from our pre-existing operations in China and most notably relates to the cost of electricity.

•	Chile. Of the $1.9 million increase $1.1 million is attributable to our acquisition of Servicomunal and Servilampa, which we acquired on June 27, 2008 and which we consolidate with a three-month lag due to having non-coterminous year ends. Of the remainder, $0.3 million is a reflection of increased prices paid for electricity by our pre-existing Chilean operations.

•	South Africa. The $1.1 million increase is due mainly to a $0.2 million increase in bulk and raw water, a $0.2 million increase in the cost of fuel and power and a $0.1 million increase in the cost of chemicals together with the effects of general cost inflation.

•	Indonesia. The $0.7 million increase is due largely to increased fuel, power and maintenance costs.

Staff costs

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2008 at	2008-2009	2008-2009
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2009 as	2008 as	exchange	exchange	exchange
(Dollars in millions)	reported	reported	rates	rates	rates
United Kingdom	$15.8	$17.8	$15.0	$0.8	5.3%
South Africa (1)	5.3	5.5	4.5	0.8	17.8
Indonesia	1.5	1.4	1.3	0.2	15.4
China(2)	5.7	2.6	2.7	3.0	111.1
Chile(3)	1.7	1.5	1.3	0.4	30.8
Caribbean region(4)	—	—	—	—	—
The Philippines	0.3	0.3	0.3	—	—
Holding companies	3.4	4.6	3.8	(0.4)	(10.5)

Total continuing operations	$33.7	$33.7	$28.9	$4.8	16.6%

Discontinued operations—Mexico	—	0.6	0.6	(0.6)	n/a
Exchange rate effect			4.8

Total	$33.7	$34.3	$34.3

(1)	Includes results of operations of Siza Water from May 3, 2007.

(2)	Includes our share of results from Yancheng from April 29, 2008 and results of operations from Zhumadian from July 23, 2008.

(3)	Includes results of operations from Servicomunal and Servilampa from June 27, 2008.

(4)	Biwater incurs these costs for our Panamanian operation, which are recharged to us and reported within other operating charges.
Our staff costs from continuing operations increased by $4.8 million from fiscal year 2008 to fiscal year 2009 at constant exchange rates primarily due to the recent acquisitions.
•	China. The $3.0 million increase was primarily due to the inclusion of $2.4 million related to our share of staff costs incurred by the Yancheng joint venture and staff costs of the Zhumadian subsidiary from their dates of acquisition.

•	United Kingdom. The $0.8 million increase was primarily due to an annual salary review of 4.5% with effect from April 1, 2008, together with additional pension costs and the effect of increased activity in our non-regulated businesses.

•	South Africa. The $0.8 million increase was due to annual salary review increases of 8% and 11.5% in our Nelspruit and Siza Water subsidiaries respectively, combined with increased staff numbers in our Nelspruit subsidiary, which was partly offset by a one-time reduction of $0.2 million in expatriate costs related to payroll taxes.

•	Chile. The $0.4 million increase in staff costs is due to the contribution of Servicomunal and Servilampa, which we acquired on June 27, 2008 and which we consolidate with a three-month lag due to having non-coterminous year ends.

•	Holding companies. The $0.4 million decrease represents a $0.3 million reduction in staff bonuses due to bonuses in connection with our initial public offering in the year ended March 31, 2008 and a $0.1 million reduction in contract staff.

Depreciation and amortization of intangible and tangible fixed assets and negative goodwill

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2008 at	2008-2009	2008-2009
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2009 as	2008 as	exchange	exchange	exchange
(Dollars in millions)	reported	reported	rates	rates	rates
United Kingdom	$13.5	$15.7	$13.2	$0.3	2.3%
South Africa(1)	1.3	1.2	1.0	0.3	30.0
Indonesia	0.9	0.9	0.8	0.1	12.5
China(2)	3.5	1.5	1.6	1.9	118.8
Chile(3)	2.3	2.1	1.8	0.5	27.8
Caribbean region	0.8	0.8	0.8	—	—
The Philippines	0.3	0.2	0.3	—	—
Holding companies	0.4	0.3	0.4	—	—

Total continuing operations	$23.0	$22.7	$19.9	$3.1	15.6%

Discontinued operations—Mexico	—	0.1	—	—	—
Exchange rate effect			2.9

Total	$23.0	$22.8	$22.8

(1)	Includes results of operations of Siza Water from May 3, 2007.

(2)	Includes our share of results from Yancheng from April 29, 2008 and results of operations from Zhumadian from July 23, 2008.

(3)	Includes results of operations from Servicomunal and Servilampa from June 27, 2008.
Our depreciation and amortization of intangible and tangible fixed assets and negative goodwill from continuing operations increased by $3.1 million from fiscal year 2008 to fiscal year 2009 at constant exchange rates, partly due to the recent acquisitions.
•	China. The $1.9 million arises from the inclusion of depreciation and amortization of $2.7 million from our Yancheng joint venture and Zhumadian along with a negligible amount of acquisition goodwill amortization in respect of Zhumadian. These amounts are offset in part by some reductions in depreciation charges related to our pre-existing operations in China as a result of some adjustments to useful asset lives.

•	Chile. The $0.5 million increase is a result of our acquisitions of Servicomunal and Servilampa on June 27, 2008. We consolidate these subsidiaries with a three-month lag due to their having non-coterminous year ends.

•	United Kingdom. The $0.3 million increase resulted from higher depreciation charges due to additions to tangible fixed assets.

•	South Africa. The $0.3 million increase resulted from higher depreciation charges related to an increase in completed infrastructure.

(Profit)/loss on disposal of intangible and tangible fixed assets

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2008 at	2008-2009	2008-2009
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2009 as	2008 as	exchange	exchange	exchange
(Dollars in millions)	reported	reported	rates	rates	rates
United Kingdom	$(0.8)	$(0.7)	$(0.6)	$(0.2)	33.3%
South Africa(1)	—	—	—	—	—
Indonesia	—	—	—	—	—
China(2)	0.1	—	—	0.1	n/a
Chile(3)	—	—	—	—	—
Others	—	—	—	—	—

Total continuing operations	$(0.7)	$(0.7)	$(0.6)	$(0.1)	16.6%

Discontinued operations — Mexico	—	—	—	—	—
Exchange rate effect			(0.1)

Total	$(0.7)	$(0.7)	$(0.7)

(1)	Includes results of operations of Siza Water from May 3, 2007.

(2)	Includes our share of results from Yancheng from April 29, 2008 and results of operations from Zhumadian from July 23, 2008.

(3)	Includes results of operations from Servicomunal and Servilampa from June 27, 2008.
Our profit on disposal of intangible and tangible fixed assets from continuing operations decreased by $0.1 million compared with the prior period.
•	United Kingdom. From time to time our United Kingdom based subsidiary has opportunities to realize value through disposal of land and buildings that are no longer integral to its business. Such disposals can usually be expected to give rise to a gain on sale.

•	China. The $0.1 million loss resulted from the scrapping of certain assets no longer required in the business.

Other operating charges and incremental offering-related costs

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2008 at	2008-2009	2008-2009
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2009 as	2008 as	exchange	exchange	exchange
(Dollars in millions)	reported	reported	rates	rates	rates
United Kingdom	$11.5	$11.9	$10.0	$1.5	15.0%
South Africa(1)	1.9	3.0	2.5	(0.6)	(24.0)
Indonesia	1.5	1.5	1.4	0.1	7.1
China(2)	2.8	3.3	3.4	(0.6)	(17.6)
Chile(3)	1.6	1.3	1.1	0.5	45.5
Caribbean region(4)	5.3	4.2	4.2	1.1	26.2
The Philippines	0.3	0.3	0.3	—	—
Holding companies	3.7	2.3	2.0	1.7	85.0

Total continuing operations	$28.6	$27.8	$24.9	$3.7	14.9%

Discontinued operations—Mexico	—	1.0	0.9	(0.9)	n/a
Exchange rate effect			3.0

Total	$28.6	$28.8	$28.8

(1)	Includes results of operations of Siza Water from May 3, 2007.

(2)	Includes our share of results from Yancheng from April 29, 2008 and results of operations from Zhumadian from July 23, 2008.

(3)	Includes results of operations from Servicomunal and Servilampa from June 27, 2008.

(4)	Includes costs for our Panamanian operation incurred by Biwater under an operations and maintenance agreement with us and recharged to us.
Our other operating charges from continuing operations and incremental offering-related costs increased by $3.7 million from fiscal year 2008 to fiscal year 2009 at constant exchange rates.
•	United Kingdom. The $1.5 million increase was due to increased management fees of $0.3 million, bad debt charges of $0.2 million incurred in our non-regulated business, an additional $0.2 million of compliance costs, including work in preparation for Sarbanes-Oxley Section 404 compliance, and $0.3 million of regulatory costs, together with the effects of general cost inflation.

•	Holding companies. The $1.7 million increase consists of $1.0 million of professional advisors fees, a $0.3 million increase in compliance costs and $0.4 million of additional insurance costs.

•	Caribbean region. The $1.1 million increase arises from our Panamanian operation and reflects the higher costs of operation and maintenance of our water treatment plant, the principal reason for which is higher unit electricity prices, together with increased legal fees.

•	South Africa. The $0.6 million reduction is mainly due to reduced provisions for bad and doubtful debts together with $0.3 million from the recovery of the previously fully provided balance on a loan advanced to the former minority shareholder in our Nelspruit project.

•	China. The $0.6 million decrease is due to $0.4 million in connection the appointment of a new expatriate managing director together with professional fees of approximately $0.9 million related to post-acquisition integration projects incurred during the year ended March 31, 2008. This was partly offset by $0.7 million of other operating charges from our share of results in Yancheng from April 29, 2008 and from Zhumadian from July 23, 2008.

•	Chile. The $0.5 million increase was primarily due to the inclusion of results of operations from our acquisitions of Servicomunal and Servilampa on June 27, 2008. We consolidate these subsidiaries with a three month lag due to their having non-coterminous year ends.

(Loss)/Gain on disposal/ termination of subsidiary

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2008 at	2008-2009	2008-2009
	March 31,	March 31,	constant	at constant	at constant
	2009 as	2008 as	exchange	exchange	exchange
(Dollars in millions)	reported	reported	rates	rates	rates
Discontinued operations — Belize	$0.2	$1.3	$1.3	$(1.1)	(84.6)%
Discontinued operations — Mexico	(0.3)	0.4	0.4	(0.7)	n/a

Total continuing operations	$(0.1)	$1.7	$1.7	$(1.8)	n/a	%

Exchange rate effect			—

Total	$(0.1)	$1.7	$1.7

•	Belize. This gain arose from the receipt of principal and accrued interest due under the promissory notes issued by the Government of Belize to secure the deferred consideration payable in connection with the sale of our interest in Belize Water Services in October 2005. The receipt of these funds enabled us to release $0.2 million to income, which amount was originally provided in the consolidated accounts for the year ended March 31, 2006 against the face value of the then remaining three promissory notes. The disposal of our business in Belize and this gain is described in Note 24 “Disposal of subsidiaries” to our consolidated financial statements.

•	Mexico. The loss on disposal in the year ended March 31, 2009 represents additional legal and professional costs in connection with the early termination of our operations in Mexico in January 2008.

Interest (expense)/income and exchange rate results

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2008 at	2008-2009	2008-2009
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2009 as	2008 as	exchange	exchange	exchange
(Dollars in millions)	reported	reported	rates	rates	rates
United Kingdom	$(9.7)	$(8.9)	$(7.5)	$(2.2)	(29.3)%
South Africa(1)	(0.1)	(1.5)	(1.2)	1.1	91.7
Indonesia	—	—	—	—	—
China(2)	0.3	0.9	0.9	(0.6)	66.7
Chile(3)	(1.8)	(1.1)	(1.0)	(0.8)	(80.0)
Caribbean region	(0.5)	(0.9)	(0.9)	0.4	44.4
The Philippines	—	—	—	—	—
Holding companies	8.2	(8.1)	(8.2)	16.4	n/a

Total continuing operations	$(3.6)	$(19.6)	$(17.9)	$14.3	79.9%

Discontinued operations—Mexico	—	(0.1)	(0.1)	0.1	n/a
Exchange rate effect			(1.7)

Total	$(3.6)	$(19.7)	$(19.7)

(1)	Includes results of operations of Siza Water from May 3, 2007.

(2)	Includes our share of results from Yancheng from April 29, 2008 and results of operations from Zhumadian from July 23, 2008.

(3)	Includes results of operations from Servicomunal and Servilampa from June 27, 2008.
Our interest (expense)/income and exchange rate results from continuing operations changed by $14.3 million from fiscal year 2008 to fiscal year 2009 at constant exchange rates.
•	Holding companies. The $16.4 million change is primarily the result of a movement from an exchange loss of $2.3 million in the year ended March 31, 2008 to an exchange gain of $10.0 million in the year ended March 31, 2009. Additionally $5.9 million of interest charges were incurred on borrowings for the year ended March 31, 2008. These borrowings were repaid in February 2008 out of the proceeds of our initial public offering. Offsetting these reductions are the interest costs of $1.9 million that we incurred during the year ended March 31, 2009 on our revolving loan facility, together with $0.5 million from the amortization of arrangement fees.

•	United Kingdom. Our U.K. subsidiary incurred $2.2 million of additional net interest costs during the year ended March 31, 2009, of which $2.1 million is due to the indexation of its long-term debt facility by reference to the U.K. retail price index.

•	South Africa. The $1.1 million change is primarily due to the recognition of $0.7 million of accrued interest income due under the terms of a loan advanced to the former minority shareholder in our Nelspruit project company. Additionally interest expenses incurred on our South African bank borrowing decreased as a result of principal repayments made since March 31, 2008.

•	Chile. The increased net expense of $0.8 million is largely due to the $0.2 million in respect of currency conversion losses on the Unidades de Fomento (UF), together with $0.2 million in respect of costs associated with the financing of our acquisitions of Servicomunal and Servilampa and a further $0.3 million of net interest expense from Servicomunal and Servilampa since the date of their acquisition.

•	China. A reduced amount of interest income from cash deposits is the principal reason for the lower net interest income earned by our Chinese operations during the year ended March 31, 2009 compared to the previous year as surplus cash was used for new investments.

•	Caribbean region. The $0.4 million change arises from our Panamanian operation and is a reflection of principal repayments made since March 31, 2008 and the effect of lower variable interest rates being applied to the principal balances outstanding during the year.

Taxation

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2008 at	2008-2009	2008-2009
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2009 as	2008 as	exchange	exchange	exchange
(Dollars in millions)	reported	reported	rates	rates	rates
United Kingdom	$(8.4)	$(4.7)	$(3.9)	$(4.5)	115.4%
South Africa(1)	(1.5)	(1.2)	(1.0)	(0.5)	50.0
Indonesia	(1.4)	(1.0)	(0.9)	(0.5)	55.6
China(2)	(0.9)	(0.7)	(0.7)	(0.2)	28.6
Chile(3)	(0.4)	(0.2)	(0.2)	(0.2)	100.0
Caribbean region	(0.3)	(0.1)	(0.1)	(0.2)	200.0
The Philippines	(0.1)	(0.1)	(0.1)	—	—
Holding companies	(1.3)	(1.4)	(1.4)	0.1	(7.1)

Total continuing operations	$(14.3)	$(9.4)	$(8.3)	$(6.0)	72.3%

Discontinued operations—Belize	—	—	—	—	—
Discontinued operations—Mexico	—	(0.3)	(0.3)	(0.3)	n/a
Exchange rate effect			(1.1)

Total	$(14.3)	$(9.7)	$(9.7)

(1)	Includes results of operations of Siza Water from May 3, 2007.

(2)	Includes our share of results from Yancheng from April 29, 2008 and results of operations from Zhumadian from July 23, 2008.

(3)	Includes results of operations from Servicomunal and Servilampa from June 27, 2008.
The overall effective tax rates for fiscal years 2008 and 2009 were 43.7% and 43.2%, respectively. The profit before tax and change in effective tax rates from continuing operations is analyzed below:

	Profit before		Profit before tax for
	tax for the	Effective tax rate	the year ended	Effective tax rate
	year ended	for the year	March 31, 2008	for the year	Effective tax rate
	March 31,	ended March 31,	(constant exchange	ended March 31,	change 2008-
(Dollars in millions)	2009	2009	rates)	2008	2009

United Kingdom	$14.2	59.2%	$19.3	20.2%	39.0%
South Africa (1)	5.6	26.8%	3.6	27.8%	(1.0)%
Indonesia	4.6	30.4%	2.9	31.0%	(0.6)%
China (2)	2.8	32.1%	1.6	43.8%	11.7%
Chile (3)	(0.6)	(66.7)%	(1.0)	(20.0)%	(46.7)%
Caribbean Region	4.0	7.5%	2.9	3.4%	4.1%
The Philippines	1.2	8.3%	1.1	9.1%	(0.8)%
Holding companies	1.4	92.9%	(13.8)	(10.1)%	103.0%

Total/Overall rate	$33.2	43.1%	$16.6	50.0%	(6.9)%

(1)	Includes results of operations of Siza Water from May 3, 2007.

(2)	Includes our share of results from Yancheng from April 29, 2008 and results of operations from Zhumadian from July 23, 2008.

(3)	Includes results of operations from Servicomunal and Servilampa from June 27, 2008.
•	United Kingdom. The U.K. subsidiary’s effective tax rate was 59.2% for fiscal year 2009 compared to 20.2% in the prior period. The increase is due primarily to a change in the system of tax allowances for industrial buildings which has generated a one-time deferred tax charge to the statement of income of $4.1 million in the year ended March 31, 2009. During the year ended March 31, 2008 the statement of income received a benefit of $2.2 million arising on the change to the standard rate of income tax in the United Kingdom from 30% to 28%.

•	Chile. In the year ended March 31, 2009 a one-time adjustment in the form of a $0.3 million charge was made to the deferred tax position of our Santiago-based regulated operations with respect to its water rights portfolio.

•	Holding companies. Cascal N.V. generated a pre-tax profit of approximately $9.2 million in fiscal year 2009 due to exchange rate results. This amount has been set-off in full against tax losses carried forward from fiscal year 2008, thereby benefiting our consolidated tax charge and overall effective tax rate.

Minority interest

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2008 at	2008-2009	2008-2009
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2009 as	2008 as	exchange	exchange	exchange
(Dollars in millions)	reported	reported	rates	rates	rates
South Africa(1)	$(0.4)	$(0.4)	$(0.4)	$—	—%
China(2)	(0.6)	(0.5)	(0.5)	(0.1)	20.0

Total continuing operations	$(1.0)	$(0.9)	$(0.9)	$(0.1)	11.1%

Exchange rate effect			—

Total	$(1.0)	$(0.9)	$(0.9)

(1)	Includes results of operations of Siza Water from May 3, 2007.

(2)	Includes results of operations from Zhumadian from July 23, 2008.
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
Net profit

			Year ended		Percentage
			March 31,	Change	change
	Year ended	Year ended	2008 at	2008-2009	2008-2009
	March 31,	March 31,	constant	at constant	at constant
Dutch GAAP	2009 as	2008 as	exchange	exchange	exchange
(Dollars in millions)	reported	reported	rates	rates	rates
United Kingdom	$5.8	$18.3	$15.4	$(9.6)	(62.3)%
South Africa(1)	3.7	2.7	2.2	1.5	68.2
Indonesia	3.2	2.2	2.0	1.2	60.0
China(2)	1.3	0.2	0.4	0.9	225.0
Chile(3)	(1.0)	(1.4)	(1.2)	0.2	16.6
Caribbean region	3.7	2.8	2.8	0.9	32.1
The Philippines	1.1	1.1	1.0	0.1	10.0
Holding companies	0.1	(16.0)	(15.2)	15.3	n/a

Total continuing operations	$17.9	$9.9	$7.4	$10.5	141.9%

Discontinued operations—Belize	0.2	1.3	1.3	(1.1)	(84.6)
Discontinued operations—Mexico	(0.3)	0.4	0.4	(0.7)	n/a
Exchange rate effect			2.5

Total	$17.8	$11.6	$11.6

(1)	Includes results of operations of Siza Water from May 3, 2007.

(2)	Includes our share of results from Yancheng from April 29, 2008 and results of operations from Zhumadian from July 23, 2008.

(3)	Includes results of operations from Servicomunal and Servilampa from June 27, 2008.
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
Net profit

	Year	Year	Year
	ended	ended	ended
	March 31,	March 31,	March 31,
(Dollars in millions, except share and per share data)	2010	2009	2008
Net profit in accordance with Dutch GAAP	$23.5	$17.8	$11.6
U.S. GAAP adjustments
— Goodwill amortization(b)	0.4	0.5	0.4
— Depreciation and amortization of fair value adjustments pushed down into Cascal N.V.(c)	—	0.5	0.1
— Business combinations(d)	—	(0.3)	(0.7)
— Effects of changes in tax legislation (e)	—	4.1	—
— Tax effect of U.S. GAAP adjustments	—	(0.3)	—

Net profit in accordance with U.S. GAAP	$23.9	$22.3	$11.4

Net profit
Continuing operations	$23.8	$22.4	$10.0
Discontinued operations	0.1	(0.1)	1.4

Net profit in accordance with U.S. GAAP	$23.9	$22.3	$11.4

Net profit per share in accordance with U.S. GAAP basic and diluted method	$0.78	$0.73	$0.49
Net profit per share—basic and diluted(1)
Continuing operations	$0.78	$0.73	$0.43
Discontinued operations	$0.00	$0.00	$0.06

Net profit per share in accordance with U.S. GAAP basic and diluted method(3)	$0.78	$0.73	$0.49
Weighted average number of shares—basic and diluted(1)	30,573,696	30,566,007	23,329,982

(1)	Basic and diluted net profit per share is computed by dividing the net profit applicable to common shares by the weighted average number of common shares outstanding during the period. For comparative periods prior to our initial public offering this assumes that the series of stock split and recapitalization transactions that effectively resulted in a 2,607-for-1 stock split occurred as of the beginning of those periods and that there were 21,849,343 common shares outstanding during all of the comparative periods presented prior to our initial public offering.
Shareholders’ equity

	As of March 31,	As of March 31,
(Dollars in millions)	2010	2009
Shareholders’ equity in accordance with Dutch GAAP	$148.5	$118.2
U.S. GAAP adjustments
— Pensions(a)	(3.7)	0.4
— Goodwill amortization	2.1	1.6
— Fair value adjustments pushed down to Cascal N.V(c)	29.6	27.0
— Business combinations(d)	1.1	1.0
— Effects of changes in tax legislation (e)	3.5	3.5
— Tax effect of U.S. GAAP differences	(7.1)	(7.6)

Shareholders’ equity in accordance with U.S. GAAP	$174.0	$144.1

The numerator for the purposes of calculating net profit per share under U.S. GAAP is as follows:

	Year ended	Year ended	Year ended
U.S. GAAP	March 31,	March 31,	March 31,
(Dollars in millions)	2010	2009	2008
Net profit in accordance with U.S. GAAP	$23.9	$22.3	$11.4
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
Under Dutch GAAP, we recorded a liability before deferred taxation in respect of our U.K. defined benefit pension plan of $8.8 million and $7.7 million as of March 31, 2009 and 2010 respectively. Under U.S. GAAP, we have calculated a pension liability of $8.1 million and $11.0 million as of March 31, 2009 and 2010 respectively, in respect of the same pension plan. Of the difference between Dutch GAAP and U.S. GAAP, defined benefit pension liabilities of $0.7 million as of March 31, 2009 and $3.3 million as of March 31, 2010, $0.4 million and $0.3 million, respectively, have been recognized in U.S. GAAP financial statements on push down of fair values recognized in the Nuon transaction described in note (c) below. Our equity method investments in Indonesia and The Philippines each operate a defined benefit pension plan and together with a pre-existing pension liability on acquisition of our subsidiary in Zhumadian, China, the aggregate liabilities as of March 31, 2009 and 2010 were $1.5 million and $1.4 million, respectively, under Dutch GAAP. In accordance with U.S. GAAP, the pension costs of our U.K. defined benefit pension plan have been presented in accordance with the requirements of Accounting Standards Codification (ASC) Topic 715: Compensation — Retirement Benefits. See Note 31(a) “Summary of differences between accounting policies generally accepted in The Netherlands and in the United States of America — Pensions” to our consolidated financial statements.
We estimate that the effect of a 0.5% increase or decrease in the discount rate on the net periodic pension expense for the year ended March 31, 2010 would be $1.2 million and $1.4 million, respectively and the effect of a 0.5% increase or decrease in the expected long term return on plan assets would be $1.0 million and $1.6 million, respectively. These assets are managed by professional investment managers. The primary objective is long term growth of assets in order to meet present and future obligations.
     (b) Goodwill amortization
Under Dutch GAAP, goodwill is presumed to have a finite useful economic life of 20 years or less. Accordingly, goodwill arising upon an acquisition is amortized over 20 years for Dutch GAAP reporting purposes. The requirements of ASC Topic 350: Intangibles — Goodwill and Other, goodwill arising from business combinations is not subject to annual amortization for reporting under US GAAP and is reviewed annually for impairment. For U.S. GAAP reporting purposes, goodwill arising upon an acquisition is “pushed down” into the books of the acquired business. Push-down accounting is not permitted under Dutch GAAP.
     (c) Fair value adjustments pushed down into Cascal N.V.
For U.S. GAAP purposes, the acquisition by Biwater of the 50% of our shares previously owned by Nuon has been accounted for in accordance with SFAS No. 141, “Business Combinations” (“SFAS 141”) and Staff Accounting Bulletin (SAB) Topic 5-J, “Push Down Basis of Accounting Required in Certain Limited Circumstances,” with

“push-down” accounting applied to the 50% of the assets not already owned by Biwater. SFAS 141 has been superseded by ASC Topic 805: Business Combinations but its provisions still apply to business combinations completed prior to its supersession. As a result, we have undertaken a purchase price allocation exercise, which has resulted in changes to the values of certain assets and liabilities by an amount representing 50% of the difference between their fair value as of June 26, 2006 and their book value as of that date as required under U.S. GAAP. This “push-down” exercise is not permitted under Dutch GAAP. The total purchase price has been allocated to the tangible and intangible assets acquired and liabilities assumed based upon management’s estimates of fair values which include the findings set out in third party valuation reports on long-lived tangible and intangible assets.
     (d) Business combinations
     Partial acquisitions
Under Dutch GAAP, GAR 216, all assets and liabilities of a business acquired in a transaction in which less than 100% of a business’ equity are acquired (“partial acquisitions”) are recognized at fair value. Under U.S. GAAP, SFAS 141, “Business Combinations,” the portion of assets and liabilities attributable to minority interests in partial acquisitions are accounted for at book value. The acquisition of 87% of The China Water Company, 73.4% of Siza Water and 51% of Zhumadian in China accordingly result in different values recognized as of the date of acquisition and subsequently in different depreciation and amortization charges between Dutch and U.S. GAAP. FAS 141 has been superseded by ASC Topic 805: Business Combinations but its provisions still apply to business combinations completed prior to its supersession. For acquisitions completed on or after April 1, 2009 ASC Topic 805: Business Combinations applies and under this U.S. GAAP guidance all assets and liabilities of a business acquired in a transaction in which less than 100% of a business’ equity are acquired (“partial acquisitions”) are recognized at fair value, meaning that no difference exists to Dutch GAAP. Cascal has made no partial acquisitions on or after April 1, 2009.
     Negative goodwill
Additionally, the acquisition of China Water has given rise under Dutch GAAP, GAR 216, to negative goodwill, which is recognized as a liability on the balance sheet and amortized over the average estimated useful life of assets to which the negative goodwill relates. No deferred tax is recorded in respect of negative goodwill. Under U.S. GAAP, SFAS 141 required any excess of the fair value of assets and liabilities acquired over the purchase price to be allocated to certain non-current non-monetary assets acquired; our accounting policy under U.S. GAAP is to allocate such amounts to assets on a relative fair value basis. The allocation of that excess gives rise to temporary differences for U.S. GAAP, on which deferred taxes are recorded. Also under SFAS 141 negative goodwill arose on the acquisitions of Siza Water and Servilampa and also within the acquired equity method investment of Yancheng, China. For Dutch GAAP reporting purposes this negative goodwill has been accounted for as an impairment of the assessed fair values of the assets acquired (based on the projected future cash flows of the business concerned) and has been allocated initially to intangible fixed assets and then where applicable against tangible fixed assets. Under U.S. GAAP the negative goodwill has been allocated proportionately to non-monetary, non-current assets. This has given rise to differences in the value of tangible and intangible assets and associated depreciation and amortization charges between Dutch GAAP and U.S. GAAP. SFAS 141 has been superseded by ASC Topic 805: Business Combinations but its provisions still apply to business combinations completed prior to its supersession. For acquisitions completed on or after April 1, 2009 ASC Topic 805: Business Combinations applies and under this U.S. GAAP guidance negative goodwill is recognized as a gain in earnings on the acquisition date, attributed to the acquirer. Under U.S. GAAP $0.2 million of negative goodwill existed in connection with our Caribbean acquisition in December 2009 following the accounting of acquisition-related costs as expenses as required under ASC Topic 805: Business Combinations on acquisitions from April 1, 2009 (see Acquisition-related costs below). This negative goodwill was recognized as a gain.
     Compensation arising on acquisition of subsidiary
Consideration payable to the former owners of Pre-Heat Limited contingent on its post-acquisition results was partially dependent on the continued employment of those individuals. Under Dutch GAAP this element has been treated as consideration for the acquisition of the business and included in goodwill. Under U.S. GAAP guidance contained in EITF 95-8, “Accounting for contingent consideration paid to the shareholders of an acquired enterprise in a purchase business combination,” this element has been treated as compensation for the individuals and will be recognized over the two-year period of employment on which such payments partially depend. EITF 95-8 has been superseded by ASC Topic 805: Business Combinations but its provisions still apply to business combinations completed prior to its supersession. The former owners have received the full consideration. However as this amount remains part of the goodwill balance being amortized under Dutch GAAP an ongoing GAAP difference will continue until the goodwill has been fully amortized.
     Acquisition-related costs
For acquisitions completed on or after April 1, 2009 ASC Topic 805: Business Combinations applies and under this U.S. GAAP guidance acquisition-related costs should be accounted for as expenses in the periods in which the costs are incurred and the services are received. This treatment differs from U.S. GAAP under SFAS 141 for acquisitions completed prior to April 1, 2009 and Dutch GAAP which require and permit, respectively, acquisition-related costs to be added to the cost of a business combination. For our Caribbean acquisition completed in December 2009 $0.2 million of acquisition costs were accounted for as expenses under U.S. GAAP.
(e) Effects of changes in tax legislation
During the year ended March 31, 2009 a change to tax law in the United Kingdom was enacted, the effect of which is to remove an entitlement to tax depreciation on an asset category referred to as “Industrial Buildings”.
Under the provisions of Dutch GAAP this change gives rise to a one-time charge to deferred tax because the abolishing of the entitlement to tax depreciation reduces the tax base of the assets to zero, with immediate effect. This is the accounting consequence of the future tax deductions available in respect of those assets being reset to zero because of the legislative change that has been implemented.
For U.S. GAAP, a different accounting treatment follows from interpretation of ASC Topic 740: Income Taxes. This treatment freezes the tax basis of the assets at their amounts on the date of the change to the law. The justification for this interpretation is that there is a future tax benefit available on sale or abandonment of the asset in the form of a deduction from sale proceeds, or as a capital loss, that equates to the un-depreciated costs for tax purposes.
The principal point of difference between the Dutch and U.S. GAAP approaches is that the former anticipates the value of the asset being recovered through its continuing use, while the latter is predicated on value recovery through sale. Consequently, on conversion from Dutch GAAP to U.S. GAAP the above mentioned one-time deferred tax liability has been reversed in full.
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
Other. In addition to the differences in accounting for our joint ventures, there are also differences between Dutch GAAP and U.S. GAAP relating to the presentation of our statement of cash flows, capital leases, discontinued operations and long-term borrowings. For a description of these differences, see Note 31 “Summary of differences between accounting policies generally accepted in The Netherlands and in the United States of America — (f) Differences of presentation” to our consolidated financial statements. Also, there are several line item differences between our Dutch GAAP and U.S. GAAP statements of income. Staff costs, loss/(profit) on disposal of intangible and tangible fixed assets, other operating charges and incremental offering-related costs in our Dutch GAAP statement of income are all included in the operations and maintenance line item within costs and expenses in our U.S. GAAP statement of income. Exchange rate results in our Dutch GAAP statement of income are included in other income/(expense) in our U.S. GAAP statement of income.

B. Liquidity and capital resources
From its formation through fiscal year 2010, Cascal N.V. has generated positive consolidated cash flows from operating activities, which have supported our ongoing development and capital investment programs. In general, net cash flows from operations are applied to capital expenditure projects locally and the payment of debt service on project-level financing facilities. Thereafter, free cash can be distributed in accordance with the terms of the concession, contracts and local regulations applicable to our subsidiaries and joint venture companies, to the extent not otherwise restricted by our credit arrangements. There are legal, contractual and economic restrictions on the ability of our project companies to transfer funds to us in the form of cash dividends, particularly with respect to our U.K. and Panama operations. We do not believe such restrictions will have a material adverse effect on our ability to meet our cash obligations and our working capital is sufficient for our current requirements.
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
Since completing our initial public offering in February 2008 we have been able to accelerate the progression of our growth strategy in terms of the number of new projects and corporate acquisition opportunities that we are working on and their respective stages of completion. As a consequence, our requirement for further growth capital presented itself several months earlier that we expected it to. To address this need on June 12, 2008 we entered into an amended and restated facility agreement with HSBC Bank Plc whereby our existing revolving credit facility with HSBC was increased from $30 million to $70 million. Of this amount, (a) $60 million is a revolving loan facility intended for financing acquisitions, for general corporate purposes and working capital and to pay transaction expenses, and (b) $10 million continues to be a guarantee facility intended to be used to provide guarantees to replace existing ones, and to issue new or renewed guarantees on behalf of certain subsidiaries. The revolving loan facility bears interest at a rate based on one, two, three or six month U.S. Dollar LIBOR plus a margin that increases in multiple steps and is calculated by establishing the ratio of net borrowings to EBITDA as follows:

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
On the date of the amendment and restatement becoming effective we drew the full $60 million available under the revolving loan facility in order to repay the $60 million drawn under previous facility.
As of March 31, 2009 and 2010, we had $37.8 million and $45.2 million of cash respectively. These balances included $3.1 million and $3.8 million respectively, of cash that was subject to restriction by agreement with our bankers, both in accordance with the operation of our borrowing facilities and to collateralize performance bonds and other guarantees given on our behalf. These funds were primarily placed in short-term money market deposits with several well known, low-risk banks.
During fiscal year 2010 we distributed $2.8 million to shareholders compared with $5.5 million during fiscal year 2009. During fiscal year 2010 our subsidiaries distributed $0.9 million to the holders of minority interests in their issued share capital compared to $0.4 million during fiscal year 2009.
The following table analyzes our cash flows before exchange and translation differences on cash at bank and in hand for our fiscal years 2008, 2009 and 2010.
Dutch GAAP

	Year ended	Year ended	Year ended
(Dollars in millions)	March 31, 2010	March 31, 2009	March 31, 2008

EBITDA	62.5	59.1	62.3
Working capital and provisions	6.1	(10.7)	(6.9)
Net Interest paid	(11.3)	(7.2)	(12.6)
Taxation paid	(9.3)	(6.8)	(7.2)

Cash flow before investment in fixed assets	48.0	34.4	35.6
Net cash invested in fixed assets	(38.2)	(36.1)	(20.6)

Cash flow before acquisitions and financing	9.8	(1.7)	15.0
Shares issued(1)	0.1	2.0	89.5
(Acquisitions)/disposals	2.0	(56.2)	3.0
Dividends	(3.7)	(5.9)	(4.5)

Decrease/(increase) in net borrowings before translation differences and other movements	8.2	(61.8)	103.0
Net debt capital raised/(repaid)	(3.3)	44.5	(77.1)
Cash flow before exchange differences	4.9	(17.3)	25.9

(1)	Cash received from shares issued in the year ended March 31, 2009 represents shares issued by our subsidiary, China Water, to its 13% minority shareholder.
EBITDA
A reconciliation of EBITDA to Net profit is shown in Item 3 “Key Information — Selected Financial Data” Changes in the component parts of EBITDA are explained in Item 5 “Operating and Financial Review and Prospects”.

Working capital and provisions
Our cash flow statement which forms part of our financial statements for the year ended March 31, 2010 presents contributions we receive towards capital expenditure from municipalities and private developers as part of the movement in provisions consistent with our accounting policy of recognizing contributions in deferred revenue. As part of our discussion and analysis of results we have presented contributions towards capital expenditure as a reduction in our cash used for capital expenditure. We believe this provides a better presentation of the nature of these payments and these are described in the net cash invested in fixed assets section below.
The working capital and provision movement as presented in our cash flow statement can be analyzed as:

	Year ended	Year ended	Year ended
(Dollars in millions)	March 31, 2010	March 31, 2009	March 31, 2008

Working capital and provisions (as above)	6.1	(10.7)	(6.9)
Contributions towards capital expenditure	5.4	8.2	12.8

Working capital and provisions per cash flow	11.5	(2.5)	5.9
Cash movements on working capital and provisions generated a cash inflow of $6.1 million in the year ended March 31, 2010 compared to a cash outflow of $10.7 million in the year ended March 31, 2009. This change is largely a result of a $16.7 million positive movement in working capital. $8.5 million of this working capital movement results from positive movements in debtors, most notably the collection of $7.1 million outstanding receivables in Panama. The remainder comes from positive working capital movements in current liabilities ($4.5 million) and stocks and work in progress ($3.7 million).
Cash movements on working capital and provisions generated a cash outflow of $10.7 million in the year ended March 31, 2009 compared to a cash outflow of $6.9 million in the year ended March 31, 2008. This change is the result of a $7.0 million negative movement in working capital partially offset by movements in provisions and restricted cash balances. This working capital movement includes a $3.0 million negative movement in debtors, largely as a result of the increase in receivables in Panama from $3.7 million to $7.1 million.
Net cash invested in fixed assets
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
We anticipate our investment in tangible fixed assets to increase in future years in line with commitments under our existing concession and contract terms and as a result of our plans to grow our business through the addition of new concessions and contracts to the present portfolio. Our U.K. project company has agreed a capital investment plan with the regulator which calls for an average of approximately £9 million ($13.7 million) of total investment in tangible fixed assets after third party contributions each year until fiscal year 2015. The South African business expects an average annual investment in tangible fixed assets of approximately Rand 32 million ($4.4 million) after third party contributions during the fiscal year 2011. Our Indonesian joint venture expects to invest an average of Rupiah 65 billion ($7.1 million) during the fiscal year 2011. The other businesses in our portfolio have only very modest capital expenditure plans for the coming years with the exception of the construction of a wastewater treatment plant in our Servicomunal project company in Chile, which is expected to cost approximately $10 million and begin construction at the end fiscal year 2011.

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
An analysis of our net capital expenditure for the years ended March 31, 2008, 2009 and 2010 is shown below.

	Year ended	Year ended	Year ended
(Dollars in millions)	March 31, 2010	March 31, 2009	March 31, 2008
Capital expenditure (note 6 — tangible fixed asset additions)	43.4	47.9	34.4
Movement in capital expenditure creditors	1.6	(2.0)	—

Purchases of tangible fixed assets in the consolidated statements cash flows	45.0	45.9	34.4
Contributions towards capital expenditure	(5.4)	(8.2)	(12.8)

Cash invested in tangible fixed assets	39.6	37.7	21.6
Proceeds from disposals of tangible fixed assets	(1.5)	(1.7)	(1.1)
Purchases of intangible fixed assets	0.1	0.1	0.1

Net cash invested in fixed assets	38.2	36.1	20.6

Our subsidiaries in the United Kingdom, Chile and South Africa receive contributions to capital expenditure from municipalities and private developers which take the form of either cash or assets in return for which the subsidiary concerned takes on an obligation to provide water and wastewater services to customers in future years. As mentioned above in our Dutch GAAP consolidated financial statements these contributions receivable are reported as deferred revenue on our balance sheet. In the above table, we have netted these receipts off against the gross capital expenditure reported in the cash flow to show the actual capital expenditure funded by Cascal.
An analysis of fixed asset additions is as follows:

	Year ended	Year ended	Year ended
(Dollars in millions)	March 31, 2010	March 31, 2009	March 31, 2008
United Kingdom	16.5	23.6	23.3
South Africa	6.2	7.7	6.4
Indonesia	5.2	3.6	0.8
Other	5.1	3.9	3.9

	33.0	38.8	34.4
Zhumadian	10.4	9.1	—

Fixed asset additions	43.4	47.9	34.4

The U.K. capital expenditure has reduced on the prior period as expected under the 5-year regulatory plan compounded by the movement of the U.S. Dollar against the British pound sterling. Our 51% owned Zhumadian subsidiary, acquired on July 23, 2008, completed a significant infrastructure project that was commenced prior to our acquisition of a share in the business and that has materially expanded its water treatment capacity.

Restating the above gross fixed asset additions to net off contributions received shows:

	Year ended	Year ended	Year ended
(Dollars in millions)	March 31, 2010	March 31, 2009	March 31, 2008
United Kingdom	15.1	21.5	20.8
South Africa	2.2	1.8	(2.7)
Indonesia	5.2	3.6	0.8
Other	5.1	3.7	2.7

	27.6	30.6	21.6
Zhumadian	10.4	9.1	—

Fixed asset additions net of contributions	38.0	39.7	21.6

Interest paid
The $4.1 million increase in net interest paid is due to a $2.3 million increase in interest paid due to increases in arrangement fees and increased interest payments in our subsidiary in Zhumadian, China which was acquired during the year ended March 31, 2009. In addition interest received has decreased by $1.8 million due to the effect of lower interest rates.
Taxation paid
The $2.5 million increase in taxation paid during the year ended March 31, 2010 compared to the year ended March 31, 2009 is largely due to settlement on finalization of prior year tax returns.
Acquisitions and disposals
During the year ended March 31, 2010 we received the final $2.5 million promissory note from the government of Belize. In addition we spent $0.5 million in the current period acquiring our new Caribbean operation net of cash acquired. The $56.1 million in the prior period was primarily the result of acquiring our Yancheng joint venture and Zhumadian subsidiary in China and our subsidiaries in Chile, Servicomunal and Servilampa.
Dividends
The dividend expenditure in the current period represents our September distribution of $2.8 million (at 9 cents a share) to Cascal N.V. shareholders together with a $0.9 million distribution to minority shareholders of certain of our subsidiaries from those subsidiaries. The comparative period represents our distribution of $5.5 million (at 18 cents a share) to Cascal N.V. shareholders together with a $0.4 million distribution to minority shareholders of certain of our subsidiaries from those subsidiaries. The increase in distributions to minority shareholders results mainly from an increased dividend to our minority shareholder in China Water.

Net borrowings
The following table analyzes our movement in net borrowings for the years ended March 31, 2008, 2009 and 2010.

	Year ended	Year ended	Year ended
(Dollars in millions)	March 31, 2010	March 31, 2009	March 31, 2008
Net borrowings
Net borrowings brought forward	(196.2)	(144.9)	(233.1)
Decrease/(increase) in net borrowings before translation differences and other movements	8.2	(61.8)	103.0
Currency translation differences	(8.6)	48.6	(20.1)
Other non-cash movements	1.7	(38.1)	5.3

Net borrowings carried forward	(194.9)	(196.2)	(144.9)

Analyzed as:
Cash	41.4	34.7	54.4
Overdrafts	(0.3)	(0.2)	—
Short Term Debt	(11.3)	(68.9)	(9.1)
Long Term Debt	(224.7)	(161.8)	(190.2)

Net borrowings	(194.9)	(196.2)	(144.9)

Net borrowings at March 31, 2010 stood at $194.9 million compared to $196.2 million at March 31, 2009 after paying for acquisition of our Caribbean operations and despite an adverse foreign exchange movement of $8.6 million, most notably USD-GBP movements.
Related party transactions
We have relationships with our majority shareholder, Biwater. For a description of the related party transactions, see Item 7 “Major Shareholders and Related Party Transactions” and Note 30 “Related party transactions” to our consolidated financial statements.
Credit arrangements and loan facilities
The following sets out the key terms of our more significant credit arrangements and loan facilities; as of our most recent covenant compliance reporting dates, we were in compliance with all material covenants contained in these credit arrangements and loan facilities:
The Netherlands
On November 2, 2007, the Company entered into a $30 million credit facility with HSBC Bank Plc. Of this amount, $20 million is a revolving loan facility intended for general corporate purposes, reducing less efficient existing group debt, repayment of a loan from The China Water Company Limited, repayment of an inter-company loan granted by Bournemouth & West Hampshire Water plc and for general working capital purposes, together with a $10 million guarantee facility intended to be used to provide guarantees to replace existing ones, and to issue new or renewed guarantees on behalf of certain subsidiaries. Following the completion of our initial public offering in February 2008, the revolving loan facility bears interest at a rate based on one, two, three or six month U.S. Dollar LIBOR plus a margin that increases in multiple steps beginning from 0.80% per annum if the ratio of the Company’s and its subsidiaries’ net borrowings to EBITDA is less than 1:1 up to 1.75% per annum if that ratio is greater than 3.5:1. The term of this facility was due to expire on March 31, 2010 but was replaced by an amended and restated facility from June 12, 2008, also with a March 31, 2010 maturity date. This amended and restated facility was amended and restated itself on June 26, 2009. This latest amendment and restatement has a two year term ending June 30, 2011 and its revolving loan component bears interest at a rate based on one, two, three or six month U.S. Dollar LIBOR plus a margin that increases in multiple steps beginning from 2.50% per annum if the ratio of the Company’s and its subsidiaries’ net borrowings to EBITDA is less than 2.0:1 up to 4.50% per annum if that ratio is greater than 3.5:1. For further details see Item 5 “Operating and Financial Review and Prospects —

Liquidity and capital resources” above. As at March 31, 2010 we had drawn down $58 million available under the amended and restated revolving loan facility. The $58 million was repaid on June 17, 2010 as described below in the paragraph below in this section beginning with the words “On June 14, 2010 we signed a new term loan facility with Macquarie Bank Limited”.
United Kingdom
In April 2005, our U.K. project company entered into a loan arrangement under which it borrowed £65 million ($124.4 million) under an aggregate £500 million facility provided by Artesian Finance II plc (Artesian), a listed entity established by The Royal Bank of Scotland to provide financing for U.K. water companies. Principal and interest payments are multiplied by an index based on inflation. Therefore, the principal amount of the facility will increase over the life of the loan. As of March 31, 2010 the outstanding balance of the loan was £74.1 million ($112.4 million). The rest of the Artesian facility is available to other U.K. water companies, but we are only responsible for the repayment of amounts associated with our borrowings and not the borrowings of the other participating water companies. To finance its lending to U.K. water companies, Artesian issues long-dated bonds in an aggregate principal amount equal to 1.061 times the principal amount of borrowings under the facility, and Financial Security Assurance (UK) Ltd. guarantees the payment of the scheduled capital and interest on the Artesian bonds. Our borrowings under this facility bear interest at a rate of 3.084% per year, payable on March 31 and September 30 of each year. One hundred percent of the principal amount of our borrowings is due on September 30, 2033. This loan by Artesian, and other loans to our U.K. subsidiary, are guaranteed and secured pursuant to a security trust and intercreditor deed, which provides a security interest in the entire property, assets, rights and undertakings of our U.K. project company to the extent permitted by the Water Industry Act 1991 and our license. The agent bank for the Artesian facility is The Royal Bank of Scotland.
On June 14, 2010 we signed a new term loan facility with Macquarie Bank Limited. The new facility is for £55.2 million and will mature on June 14, 2015. The new term loan facility replaces the existing facility with HSBC Bank PLC ($60 million revolving loan facility; $10 million guarantee facility), which was due to expire on June 26, 2011 and is described above in this Item 5 “Operating and Financial Review and Prospects — Liquidity and capital resources — Credit arrangements and loan facilities”. We used funds from the new loan facility to retire in full the outstanding balance of $58 million on the existing HSBC facility on June 17, 2010. HSBC Bank PLC will continue to provide the guarantee facilities until Cascal replaces these with another provider. The borrower is Cascal Investments (UK) Ltd (“CIUK”). CIUK owns the immediate holding company of Bournemouth, our U.K. project company, and the loan is secured by CIUKs assets.
Margin is based on the CIUK consolidated group’s net borrowings to Regulated Asset Value ratio (“RAR”). If the RAR is equal to or greater than 0.85:1, then the margin is 6.0%. If the RAR is less than 0.85:1, then it is 5.0%.
The financial covenants are based on RAR and interest cover, which is tested quarterly. The RAR must not exceed, on an annual basis, the values below:
March 2010 — 0.95
March 2011 — 0.95
March 2012 — 0.93
March 2013 — 0.90
March 2014 — 0.90
March 2015 — 0.90
Interest cover is defined as the ratio of EBITDA to Net Finance Charges and must exceed 2.00:1. EBITDA is defined as the operating profit before taxation after adding back any amount attributable to the amortisation or depreciation of the assets of the company. In addition, there are limits on annual capital expenditure, which must be less than preset limits, which have been set in line with the OFWAT Final Determination for Bournemouth.
CIUK shall not pay dividends to its parent company, if the RAR is greater than 0.85. When RAR is between 0.85 and 0.80, 50% of excess cash can be remitted. When RAR is less than 0.80. 100% of excess cash can be remitted.

South Africa
On August 10, 2000, our Nelspruit project company entered into a loan agreement with Development Bank of Southern Africa under which it borrowed Rand 71.4 million ($11.5 million) under two term loans, the proceeds of which are to be used to finance infrastructure development over a period of 20 years. The loans bear interest at a fixed rate of 13.08% and the interest is payable quarterly in arrears. The initial loan, which is in a principal amount of Rand 48.5 million ($7.4 million), is repayable in 60 consecutive quarterly installments of equal amounts that commenced on December 31, 2005. The final payment is due on September 30, 2020. The additional loan, which is in a principal amount of approximately Rand 22.9 million ($3.7 million), is also repayable in 60 consecutive quarterly installments of equal amounts commencing on December 31, 2005 with the final payment also due on September 30, 2020. The aggregate amount outstanding on these loans at March 31, 2010 was Rand 50.1 million ($6.8 million).
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
Siza Water, which we acquired on May 3, 2007 has a bank loan outstanding in the amount of Rand 13.7 million ($1.9 million) at March 31, 2010. The loan bears interest at a fixed rate of 12.61% per annum. Quarterly capital repayments of Rand 0.4 million ($0.1 million) commenced on February 6, 2008 and end on November 6, 2017. The loan is secured by a bank guarantee.
China
Our joint venture company serving the city of Zhumadian has a loan for RMB 178 million ($26.0 million)from Zhumadian City Investment Company Limited (ZCIC), which acts on behalf of the ultimate lender Sate Development Bank (SDB). This loan was originally arranged by our minority shareholder in Zhumadian and then, as part of the joint venture agreement, all rights and obligations attaching to the loan were transferred to our joint venture company, the Zhumadian China Water Company Limited. The loan was provided for the specified purpose of part-financing the construction of number 2 water treatment plant and related infrastructure. The term of the loan is 12 years from June 15, 2006 with a two year grace period that ended on June 14, 2008. Capital to be repaid during the year ending March 31, 2011 amounts to RMB 10 million ($1.5 million). Interest is charged at the rate announced by SDB plus 0.5%.
Panama
In April 2003, our Panamanian project company entered into a loan agreement with International Finance Corporation, a member of the World Bank, under which it borrowed an aggregate of $16 million under a $6 million term loan and a $10 million term loan. The proceeds of these loans were used to refinance shareholder bridge financing used to finance the construction of a bulk water supply facility in Panama. The term loans bear interest at a rate based on one, two, three or six month LIBOR plus a margin of 4.0% and 3.75%, respectively. The principal of the $6 million loan is repayable in 19 semi-annual payments ranging from $250,000 to $389,000, with the final principal payment scheduled to be paid on October 15, 2012. The principal of the $10 million loan is repayable in 15 semi-annual payments ranging from $410,000 to $810,000, with the final principal payment scheduled to be paid on October 15, 2010. As of March 31, 2010, the aggregate amount outstanding on these loans was $4.0 million.
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
D. Trend information
Significant trends in our reported financial performance are discussed in Item 5 “Operating and Financial Review and Prospects — Operating results”.
Subsequent to our year ended March 31, 2010 we have been engaged in significant activity to repel the proposed Sembcorp tender offer. As at the date of this filing we are aware of costs incurred in relation to this activity and other unusual expenses arising from recent developments of at least $1.8 million. Included in this amount are cash expenses incurred in connection with known consulting and severance obligations, but this amount does not include the non-cash charge related to the restricted stock sold to Mr. Wager as part of his consulting arrangement. Mr. Wager has been granted 200,000 shares, which were issued at a price equal to their par value of €0.50 ($0.68) each as part of his remuneration for services as advisor in our actions against the Sembcorp tender offer. These shares will vest upon the first anniversary of Mr. Wager’s services agreement dated April 27, 2010 or upon earlier termination of the agreement in accordance with its terms. We expect to incur substantial additional costs as a direct or indirect result of the Sembcorp tender offer, both in the first quarter of fiscal year 2011 and in subsequent quarters until the matter is finally resolved.
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
We have caused letters of credit to be issued in the amount of GBP 8.6 million ($13.1 million) as at March 31, 2010 in favor of the trustees of the Water Company Section of our U.K. defined benefit pension plan. In May 2009 and based on the latest actuarial valuation as at January 29, 2008, which showed a deficit on the Water Company Section of GBP 7.1 million, the trustees have agreed to reduce the letter of credit to GBP 7.1 million ($10.8 million).

F. Tabular disclosure of contractual obligations
The following table sets forth our current ongoing contractual obligations and commercial commitments as of March 31, 2010:

	Payment due by period
Dutch GAAP		Fiscal year	Fiscal year	Fiscal year	Fiscal year	Fiscal year	After fiscal
(Dollars in millions)	Total	2011	2012	2013	2014	2015	year 2015
Long-term debt(1)	226.5	7.3	64.3	5.6	4.9	4.7	139.7
Capital lease (finance lease) obligations	6.6	1.1	1.1	1.1	1.1	1.1	1.1
Interest on long-term debt and capital leases(2)	147.1	10.9	8.0	6.9	6.6	6.5	108.2
Total long-term debt and capital lease obligations	380.2	19.3	73.4	13.6	12.6	12.3	249.0
Operating lease obligations	1.8	0.4	0.2	0.1	0.1	0.1	0.9
Pension obligations(3)	29.0	2.9	2.9	2.9	2.9	2.9	14.5
Total contractual obligations	411.0	22.6	76.5	16.6	15.6	15.3	264.4

(1)	Long-term debt includes £73.5 million ($111.5 million) relating to a loan from Artesian Finance plc as described in Note 14 “Long term liabilities” to our consolidated financial statements. This loan is due for payment on September 30, 2033. The principal amount of the loan increases by changes in the U.K. Retail Price Index (RPI) each year. In the financial statements the indexed principal as of March 31, 2010 is the recorded liability and is included in the contractual obligations table. The estimated final value of payment in 2033 is $132.4 million, assuming the RPI continues to increase each year at an estimated long term rate of 2.5%.

(2)	Interest is calculated on fixed interest rates where these are indicated by the financing agreement. Where rates are variable based on an index or base rate such as LIBOR interest is calculated assuming the index or base rate remains at the level as of March 31, 2010 during the life of the financing agreement.

(3)	The pension obligations are based upon current contributions and contributions designed to address our U.K. defined benefit plan deficit. After fiscal year 2015, pension obligations include current contributions and contributions designed to address our U.K. defined benefit plan deficit for only an additional five-year period. The plan actuary may recommend to the plan trustees amended contribution rates at the next triennial review which is scheduled to take place effective as at March 31, 2010. The plan trustees and Cascal will then agree on amendments to the contribution rates.
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

			Director	Expiration
Name	Age	Position	since	of director term

Adrian White	67	Non-executive Director, Chairman	August 2009	2012
Larry Magor	55	Non-executive Director	April 2000	2011
Stephane Richer	52	Chief Executive Officer	May 2002	2010
Mark Thurston	45	Chief Financial Officer	—	—
Jonathan Lamb	42	General Counsel & Company Secretary	—	—
Brian Winfield	59	Chief Growth Officer	—	—
Charles Auster	58	Non-executive Director	January 2008	2012
Willy Biewinga	57	Non-executive Director	January 2008	2010
Mitchell Sonkin	57	Non-executive Director	January 2008	2012
Adrian White, Non-executive Director and Chairman. Mr. White is the founder and former Group Chairman of Biwater plc. The Biwater Group was established in 1968 and is a leading worldwide water and wastewater business that develops and delivers solutions and services to a wide client base around the world. Biwater Investments Limited, a subsidiary of Biwater Holdings Limited, is the holder of 58.5% of Cascal N.V. Mr. White is, and has been, an active participant in industry for more than 30 years. His roles have included; Member of the U.K Overseas Projects Board (1993-1995);Governor, World Economic Forum for Engineering (1989-2006); Founder and Former Chairman of British Water (1993-1998); Vice—President, Small Business Bureau (1980-90); and Governor, BBC (1995-2000). Mr. White has many and varied charitable interests, these include: Chairman of the Epsom Healthcare NHS Trust (1990-94, 1997-99); Founder of the Denbies and St. Kilda Charitable Trusts; Chairman of The Children’s Trust, Tadworth (2008-to present); Governor, Queen Elizabeth’s Foundation (1989-to present); Governor of both the Stanway School (1985-1989 )and Parkside School(1989/1990-) Chairman of the Board of Governors of Millfield School (1997-2009); and President of the Surrey Care Trust (2008-to present). Mr. White is also the founder and owner of Denbies Wine Estate in Dorking, U.K. Mr. White was made a Commander of the British Empire (CBE) in 1993; is a Chartered Scientist of the Institute of Water and Environmental Management (CIWEM) and was High Sherriff of the County of Surrey (2006/7) and was awarded an honorary doctorate by the University of Surrey (2010).
Larry Magor, Non-executive Director. Mr. Magor is the Chief Executive Officer of Biwater and has been a member of the Cascal Supervisory Board since its formation in 2000. Mr. Magor was an Executive Director of Biwater from 2006 to 2009, the Chief Executive of Biwater from 2002 to 2006 and the Finance Director for Biwater from 1998 to 2002. Mr. Magor was the Finance Director of Biwater Industries, a manufacturing subsidiary of Biwater from 1995 to 1998. Prior to joining Biwater, Mr. Magor was the Financial Controller of Corah Plc from 1992 to 1994, a fabric and garment manufacturer, and from 1990 to 1992 the Finance Director of Burlington International Group Plc, a footwear manufacturer. From 1979 to 1990, Mr. Magor served in various divisions of Courtaulds, the large textile group, holding the position of Financial Director of its Aristoc division from 1987 to 1990. Mr. Magor is a Fellow of the U.K. Institute of Chartered Management Accountants (FCMA).
Stephane Richer, Chief Executive Officer. Mr. Richer has been our Chief Executive Officer since May 2002 and will continue in this position until July 31, 2010. On June 7, 2010 Mr. Richer resigned as our executive director. From 1999 to 2002, Mr. Richer was Vice President—Operations for Veolia Water, a major international water company, and a member of its International Executive Committee and its Tender Review Committee. From 1996 to 1999, Mr. Richer was Managing Director of United Water International, a joint venture company of Veolia Water and Thames

Water in Adelaide, Australia, established to deliver the largest outsourcing contract in Asia-Pacific. From 1992 to 1995, Mr. Richer was Group Operations Manager for Three Valleys Water, Veolia’s largest U.K. water only company. Mr. Richer was Managing Director of Compagnie des Eaux de la Banlieue du Havre, one of Veolia’s subsidiaries from 1989 to 1992. Mr. Richer is an engineer and holds a Ph.D. from Ecole Nationale des Ponts et Chaussées (Paris, France).
Mark Thurston, Chief Financial Officer. Mr.Thurston has been our Chief Financial Officer since September 2009. Mr. Thurston has 25 years of financial leadership and global operating experience. Most recently, Mr. Thurston served as UK Finance Director for Colt Telecommunications, a €1.2 billion revenue B2B alternative network provider of voice and data services from 2006. Prior to that, between 2000 and 2006 he served as Deputy Finance Director for Xansa PLC, an information technology outsourcing and business process management company. Prior to 2000 he held a number of senior roles at Charter PLC, an international engineering company, and Inchcape PLC, the international motor distribution company. He qualified with Coopers & Lybrand (now part of PricewaterhouseCoopers) and is a member of the Institute of Chartered Accountants in England & Wales.
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
Brian Winfield, Chief Growth Officer. Dr. Winfield has been our Chief Growth Officer since 2005. From 1997 to 2005, Dr. Winfield was a Director of Biwater Plc responsible for Biwater’s design and construction subsidiaries in Asia and Africa. Dr. Winfield was the Business Development Director for Biwater Supply Limited, a Biwater subsidiary, from 1992 to 1997 and from 1985 to 1992 was a Director of Biwater International, also a Biwater subsidiary. Both of these companies were involved in international water contracting and international water privatization. Dr. Winfield has a masters in Business Administration, is a Fellow of the U.K. Chartered Institution of Water and Environmental Management and is also a Fellow of the Royal Society of Chemistry.
Charles Auster. Non-executive Director. Mr. Auster is currently Managing Partner of Auster Capital Partners, a private equity firm specializing in investments in middle market enterprises. Mr. Auster sits on the board of a number of companies, and is currently Chairman of the Board of Globalpack (Global Packaging Corporation N.V.) and a Senior Advisor to Yorkville Advisors, LLC. From 2001 through 2007 Mr. Auster was a partner of One Equity Partners (OEP), the private equity arm of JP Morgan Chase, which manages $8 billion of capital for direct investments in corporate transactions and leveraged buyouts. Prior to joining OEP, from 2000 to 2001, Mr. Auster was President and Chief Executive Officer and a member of the Board of Directors of NASDAQ-listed Infocrossing Inc., a provider of IT outsourcing services. He was a founder, and from 1997 to 2000 was the Executive Vice President and Chief Operating Officer and a member of the board of directors, of NASDAQ-listed IXnet, Ltd., a network provider of communication services offering an international voice, data and IP extranet for the financial services community. From 1995 to 1997, Mr. Auster was President and Chief Executive Officer and a member of the board of directors of Voyager Networks, Inc., a New York based Internet, server-hosting and data-networking company. From 1997 to 1999 Mr. Auster was Executive Vice President and a member of the board of directors of AmeriTrade, Inc. an international trade and investment banking firm that helps U.S. companies structure, finance and manage overseas transactions. Currently, Mr. Auster serves as Co-Chairman Emeritus of the Board of Trustees of L’Enfant Trust in Washington, D.C., and is the Chair of the Advisory Board of the Entrepreneurial Leadership Center at Tufts University. Mr. Auster graduated from Tufts University with Highest Honors in Economics and holds a Juris Doctorate with Honors from the George Washington University, National Law Center.
Willy A. Biewinga. Non-executive Director .From 1986 to 2005, Mr. Biewinga was a partner of Deloitte & Touche in its Amsterdam office, where he provided auditing and consulting services for enterprises in the trade, industry and the financial services sector. He was a member of the Dutch Executive Board of Deloitte & Touche from 1994 to 2005 and was its Chief Executive Officer from 2000 to 2005. From 2002 to 2005, Mr. Biewinga was a member of the Management Committee of Deloitte China. From 1998 to 2005, he was a member of the Global Executive

Group of Deloitte Touche Tohmatsu. From 2000 to 2004, he was a member of the Board of Directors of Deloitte & Touche CIS. From 1992 to 1994, Mr. Biewinga was the Office Managing Partner of the Amsterdam Office of Deloitte & Touche. He was a member of the Executive Committee of the Employers’ Association VNO/NCW from 2002 until 2005. He is a member of the Board of Trustees of the graduate and post-graduate Accountancy Studies program at the Free University of Amsterdam in The Netherlands. Mr. Biewinga completed Postgraduate Accountancy Studies in 1979. He received a Master Degree in Business Economics from the University of Groningen.
Mitchell Sonkin .Non-executive Director. Since 2004, Mr. Sonkin is the Executive Vice President and Chief Portfolio Officer of MBIA Inc., a leading financial guarantor and provider of specialized financial services, as well as the head of its Insured Portfolio Management unit. He is also a member of the Board of MBIA Insurance Corporation and Capital Markets Assurance Corporation. Before joining MBIA, Mr. Sonkin was a senior partner at the international law firm King & Spalding in its New York office, where he was co-chair of King & Spalding’s Financial Restructuring Group and a member of the firm’s Policy Committee. From 1990 to 2001, he was senior partner and co-chair of the Financial Restructuring Department at the law firm of Cadwalader, Wickersham & Taft in its New York office. Mr. Sonkin is a cum laude graduate of the Temple University College of Liberal Arts, where he earned a bachelor’s degree in Political Science and currently serves as the chairman of the Board of Visitors. He received a Juris Doctorate from the Syracuse University College of Law, where he is a member of the Board of Advisors.
On May 5, 2010 we announced that Michael Wager resigned as a non-executive director to become our advisor in our bid to repel the proposed Sembcorp tender offer. On June 7, 2010 we announced that Stephane Richer resigned as a director of Cascal but will continue in his role as Chief Executive Officer until July 31, 2010.
There is no family relationship between any director or executive officer and any other director or executive officer.
B. Compensation
Mr. Richer, our current Chief Executive Officer, did not receive compensation for his services as a member of our board of directors. Directors who are not officers or employees receive $80,000 per annum. Each of these directors may elect to apply up to 25% of his annual director’s fee to the purchase of our shares based on the then-current market price. A travel allowance is payable and calculated by reference to the duration of travel necessary to attend board or committee meetings. Where Cascal business and travel requirements during a year exceed 17 days, the travel allowance per trip is $3,000 per trip of between 3-12 hours of air travel and $7,500 per trip for trips in excess of 12 hours of air travel.
For the year ended March 31, 2010, all of our directors and senior management as a group received total compensation of U.S $2.2 million.
There are no sums set aside or accrued by us for pension, retirement or similar benefits although we do make contributions to certain of our employees’ and officers’ pensions during the term of their employment with us.
The annual compensation paid to the members of our board of directors for services in all capacities during the year ended March 31, 2010 was as follows (dollars in millions).

Name	Salary and/or fees	Pension Contributions	Performance related compensation (1)	Number of stock options granted
Adrian White	$0.1	—	—	—
Larry Magor	$0.1	—	—	—
Stephane Richer	$0.5	$0.1	$0.1	—
Charles Auster	$0.1	—	—	—
Willy Biewinga	$0.1	—	—	—
Mitchell Sonkin	$0.1	—	—	—
Michael Wager	$0.1	—	—	—

Total	$1.1	$0.1	$0.1	—

(1)	Performance related compensation is in respect of a bonus paid in relation to the Company’s performance in the year ended March 31, 2009.

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
Timing of Grant and Performance Period of Awards: Our board of directors may grant Awards under the LTIP on an annual basis advised by and at the recommendation or proposal of the Nomination and Compensation Committee. The first Awards under the LTIP were made in June 2008 and shall be payable following the end of our fiscal years 2009, 2010 and 2011 based on performance benchmarks relating to fiscal year 2008. Awards have been made in every year since inception. Awards are subject to such three-year performance period (“Performance Period”).
Performance Criteria: The degree to which any amount under an Award is paid is conditional upon the satisfaction of performance elements (each an “Element”), which will be determined by our board of directors at the beginning of the Performance Period.
Two performance Elements will apply to awards under the LTIP.
The first Element is the absolute appreciation in Cascal N.V.’s share price over the Performance Period. Seventy-five percent (75%) of any Award will be conditioned on the level of achievement with respect to such share price appreciation Element. Share price appreciation will be calculated by reference to growth from the end of the fiscal year prior to grant to the end of each of the three following fiscal years.
The second Element is the growth in earnings per share over the Performance Period. Twenty-five percent (25%) of any Award will be conditioned on the level of achievement with respect to such earnings per share Element. Earnings per share will be determined under Dutch GAAP and will be calculated by reference to growth in the period between the end of the fiscal year prior to grant, on a pro-forma basis as determined by our board of directors and the end of each of the three following fiscal years.
Calculation and Form of Annual Payment under Awards: Depending upon the level of achievement of each of the performance Elements, each recipient of an Award will receive a payment amount up to:
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

In September 2008, we entered into change of control agreements with a number of senior managers. These agreements provide for payment of certain compensation to include a lump sum of up to 150% of annual base salary and up to 150% of the prior year’s bonus in the event that:
•	an executive’s employment is terminated within one year from the date of such change of control; or

•	the executive serves notice of termination of his contract of employment more than three months and less than nine months after the change of control;
and where such termination is not for cause (e.g. breach of contract, act of dishonesty, material violation of a law, rule).
In December 2009, we entered into amendments to these change of control agreements which extended the change of control period from March 31, 2010 to June 30, 2011.
C. Board practices
Board of Directors
Our board of directors is currently comprised of five non-executive directors, to serve terms which expire in three separate years in a manner similar to a “classified” board. Prior to Messrs. Wager’s and Richer’s resignations, our board of directors was comprised of one executive director and six non-executive directors. Directors have been elected to serve three-year terms, except that Mr. Biewinga’s term will expire at the annual shareholders’ meeting in 2010. Mr Magor’s term will expire at the annual shareholders’ meeting in 2011 and the terms of Messrs. White, Auster and Sonkin will expire at the annual shareholders’ meeting in 2012. A director may be re-elected to serve for an unlimited number of terms. As a result of the staggered terms, not all of our directors will be elected in any given year.
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
All of our directors, except Messrs. White, Magor and Richer (prior to his resignation), are independent under applicable New York Stock Exchange listing standards.
Executive and Non-Executive Directors
      Non-Executive Directors and Executive Director
Prior to Mr. Richer’s resignation as the executive director and Mr. Wager’s resignation as a non-executive director our board consisted of one executive director, and six non-executive directors. The responsibilities of the executive and non-executive directors are set forth in our board rules, a copy of which is posted on our web site.
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

Our Audit Committee reports to the board regarding the appointment by the shareholders of our independent public accountants, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies relative to the adequacy of our internal accounting controls. The Audit Committee also is responsible for the oversight of our relationship with Biwater, including the approval of the terms and conditions of transactions between Biwater and us. The members of the Audit Committee are Messrs. Biewinga, Sonkin and Auster, all of whom are independent in accordance with New York Stock Exchange listing standards and the independence requirements required by law. The chairman and financial expert of the Audit Committee is Mr. Biewinga.
      Nomination and Compensation Committee
The Nomination and Compensation Committee is responsible for advising the board of directors with respect to nominating directors and establishing criteria for selecting and evaluating board members and management, as well as for reviewing the performance and preparing proposals to the board of directors for the compensation of the Chief Executive Officer and our other senior executive officers. The members of this committee are Messrs. Auster and Sonkin. Mr. Wager resigned as Chairman following his resignation from the board on April 26, 2010. It is intended that a new Chairman of the committee be appointed in the near future.
The Sarbanes-Oxley Act of 2002, New York Stock Exchange listing standards and Dutch Corporate Governance Code
The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including us, to comply with various corporate governance practices. In addition, the New York Stock Exchange has amended the requirements for its listed companies. We have taken and intend to take all actions necessary for us to maintain compliance as a foreign private issuer with the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the listing standards of the New York Stock Exchange. At the present time, all of our directors are independent under the listing standards of the New York Stock Exchange except Messrs. White and Magor; however, Biwater has requested us to call an extraordinary general meeting for the purpose of adding additional non-independent directors such that following that meeting a majority of our directors will no longer be independent, assuming Biwater or its transferee votes our common shares in favor of Biwater’s nominees. Furthermore, as a Dutch company listed on a government-recognized stock exchange, we are required either to apply the provisions of the Dutch Corporate Governance Code as released in 2003 or explain any deviation in our Dutch annual report. We have not applied a number of the Dutch best practice provisions, and instead we are complying with a number of the corporate governance rules of the New York Stock Exchange because our shares have been listed on the New York Stock Exchange since January 29, 2008. Information regarding significant differences in our corporate governance practices from those followed by domestic companies under New York Stock Exchange listing standards is available on our website at www.cascal.com.
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

D. Employees
The following table sets forth the average number of people employed by us for the periods presented:

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2010	2009	2008

United Kingdom	354	334	312
South Africa	294	288	245
Indonesia	430	405	397
China	1,084	1,102	256
Chile	110	106	52
Caribbean region (1)	17	—	—
The Philippines	135	136	147
Holding companies	22	23	19

Continuing operations	2,446	2,394	1,428
Discontinued operations (Mexico)	—	—	19

Total	2,446	2,394	1,447

(1)	In addition an average of 25 employees worked on our Panamanian project in the year ended March 31, 2010 (2009: 23, 2008: 27) but as they are employed by Biwater under a contract arrangement they are excluded from this table.
As of March 31, 2010, we had the following number of employees in the following functional areas:

As of March 31,
2010

Water and wastewater operations	956
Technical services	446
Customer services	454
Finance and commercial	352
Management and other	238

Total employees	2,446

We consider our relations with our employees to be good. Approximately one-third of our employees in the United Kingdom and 80% of our employees in South Africa belong to labor unions.
E. Share ownership
The share ownership of individuals who served on Cascal N.V.’s board of directors during the fiscal year 2010 as at June 21, 2010 was as follows. All share data relates to the Company’s common shares. Cascal N.V does not operate a stock option plan.

	Number of shares	Percentage of
Name	owned	outstanding shares

Larry Magor	18,000	*
Adrian White	18,183,103	59.1%**
Stephane Richer	4,000	*
Charles Auster	42,334	*
Willy Biewinga	—	*
Mitchell Sonkin	6,500	*
Michael Wager	251,050 (1)	*

Total	18,504,987	60.1%

(1)	Michael Wager has been granted 200,000 shares issued at a price equal to their par value of €0.50 ($0.68) each as part of his remuneration for services as advisor in our actions against the Sembcorp tender offer. These shares will vest upon the first anniversary of Mr. Wager’s services agreement dated April 27, 2010 or upon earlier termination of the agreement in accordance with its terms.

*	Less than 1% of outstanding shares

**	By virtue of a Schedule 13G/A filing with the SEC we are aware that as of December 31, 2009 Biwater Investments Ltd held 17,868,543 common shares of the Company; MW Trustees Limited, as nominees for Lloyds TSB Private Banking re White Family Pension Trust held 291,572 common shares; and Adrian Edwin White held 22,988 common shares in the Company. We have been informed that Biwater BV owns 100% of Biwater Investments Ltd, and Biwater Overseas Limited owns 100% of Biwater BV, and Biwater Holdings Limited owns 100% of Biwater Overseas Limited. Biwater Holdings Limited is owned 70% by the family interests of Adrian Edwin White and 30% by the family interests of Leslie Jones.
The Company operates no arrangements for involving its employees in the capital of the company.
Item 7. Major Shareholders and Related Party Transactions
A. Major shareholders
The following table sets forth to the best of our knowledge, as of June 21, 2010, certain information regarding beneficial ownership of our shares by each person or entity known by us to own beneficially more than 5% of outstanding common shares.

Name of beneficial owner(1)	Number of Shares	Percentage of Shares

5% Shareholders:
Biwater and beneficial owners (2)(3)(4)(5)(6)	18,183,103	59.1%
Pictet Asset Management SA (7)	3,170,371	10.3%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.

(2)	Biwater Investments Limited has pledged all of its ownership interest in us as security for borrowings under certain credit arrangements made available to Biwater, and a second pledge as security for its funding deficit with respect to Biwater’s defined benefit pension plan.

(3)	By virtue of a Schedule 13G/A filing with the SEC we are aware that as of December 31, 2009 Biwater Investments Ltd held 17,868,543 common shares of the Company; MW Trustees Limited, as nominees for Lloyds TSB Private Banking re White Family Pension Trust held 291,572 common shares; and Adrian Edwin White held 22,988 common shares in the Company. We have been informed that Biwater BV owns 100% of Biwater Investments Ltd, and Biwater Overseas Limited owns 100% of Biwater BV, and Biwater Holdings Limited owns 100% of Biwater Overseas Limited. Biwater Holdings Limited is owned 70% by the family interests of Adrian Edwin White and 30% by the family interests of Leslie Jones.

(4)	Biwater has the same voting rights as our other shareholders. However, since Biwater is our majority shareholder it may significantly influence all matters that are submitted to a vote of our shareholders, including election and removal of directors and approval of extraordinary business combinations. Biwater has agreed in writing that it will not vote to remove without cause a member elected to serve a term on the “classified” board of directors.

(5)	Biwater owned 100% of our shares prior to our initial public offering.

(6)	Biwater’s address is Biwater House, Station Approach, Dorking, Surrey RH4 1TZ, United Kingdom.

(7)	By virtue of a Schedule 13G filing with the SEC we are aware that Pictet Asset Management SA held 3,170,371 common shares in Cascal as at August 14, 2009.
According to our transfer agent, as of May 24, 2010 there were 12 record holders of our shares, including Cede & Co. as nominee for The Depositary Trust Company.
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
Purchase of Panama
In June 2006, we acquired Biwater Supply Limited (now renamed Cascal Investment Limited) from Biwater for $14.3 million. Of this consideration, $1.8 million was a deemed distribution to Biwater. In connection with the acquisition, Biwater also undertook to cause the transfer of its operation and maintenance sub-contract for the Panamanian project to Cascal, and Cascal and Biwater agreed to approach the lender to the Panamanian project with a request for Cascal to replace Biwater as guarantor of a loan to Aguas de Panama, the principal amount outstanding which amounts to $4.0 million at March 31, 2010, and related obligations. The International Finance Corporation has declined to transfer the guarantee to Cascal. With effect from April 1, 2007, we and Biwater have confirmed the arrangement provided at the time of the acquisition and agreed that the direct costs of the operation and maintenance sub-contract, including local taxes, will be reimbursed by us and have also agreed to share the services of the local senior management at a cost to be agreed upon. For the year ended March 31, 2010, we have incurred an amount of $12,000 per month for these management services.
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
The agreements have been entered into separately between Biwater and certain of our subsidiaries. The fees for these services are invoiced to us quarterly in advance and settled within 30 days of receipt of invoice. Our total fees paid to Biwater under the services agreements during fiscal years 2008, 2009 and 2010 were $0.2 million, $0.2 million, and $0.3 million respectively.
Historically we have occupied office space and purchased related services from Biwater. The total accommodation costs and other compensation paid to Biwater under these agreements during fiscal years 2008, 2009 and 2010 were $0.1 million, $0.1 million, and $0.1 million respectively.
Governance fees. Historically, we paid supervisory board fees to supervisory board members designated by Biwater. The total amounts of supervisory board fees paid to Biwater in fiscal year 2008 was $0.1 million. We no longer have a supervisory board following our conversion from a private limited liability company to a public limited liability company.

Lease. We currently lease office space in Amsterdam pursuant to a lease agreement and Biwater leases the adjoining space under a separate lease. However, if Biwater’s lease ends at any time and for any reason, we are required to assume Biwater’s space and our rent will increase accordingly until our lease is terminated in accordance with its terms. The annual rent provided for under the lease agreement is less than €0.1 million (less than $0.1 million), for which we and Biwater are each principally responsible for one half.
Costs of our initial public offering. During the period April 1, 2008 and through June 6, 2008, Biwater paid us at total of $5.1 million to cover its share of the costs of our initial public offering. Biwater’s share of the total costs was in the same proportion as the number of shares it offered for sale at the time of our initial public offering relative to the total number of shares listed, including any over-allotments.
Miscellaneous. During fiscal year 2010, Biwater has reimbursed us for less than $0.1 million of expense we have incurred on its behalf with respect to potential corporate transactions.
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
The U.K. Pensions Regulator may issue a Contribution Notice to us in connection with any event occurring after April 27, 2004, if the U.K. Pensions Regulator believes we have been involved in an act, or failure to act, which had the effect of being materially detrimental to a plan’s ability to pay current and future benefits (a “Triggering Event”). We potentially have Contribution Notice exposure to the Main Section, as well as the Water Company Section, in relation to any Triggering Events in which we have been involved because Biwater owns more than one-third of our shares outstanding and we are therefore considered to be “connected or associated with” Biwater under the U.K. pension statute. Although we believe that we have not been involved in any Triggering Event relating to any act or failure to act by either Biwater or us and therefore are not presently liable to receive a Contribution Notice, the U.K. Pensions Regulator takes a broad view of its powers and may take a view different than ours; it could issue a Contribution Notice in connection with actions or failures to act that it believes constitute a Triggering Event within 6 years of the Triggering Event. In the case of our involvement in a future transaction that arguably would constitute a “Triggering Event,” Biwater or we could elect to seek “clearance” of the transaction from the U.K. Pensions Regulator. The clearance process can result in the receipt of confirmation that the U.K. Pensions Regulator would not impose a Contribution Notice in respect of the potential Triggering Event, although the U.K. Pensions Regulator could impose financial obligations in connection with the grant of clearance, such as requiring us to make additional payments to BRASS or to put in place guarantees for the benefit of BRASS. For example, the additional contribution we made to our defined benefit plan in the first quarter of our fiscal year 2007 and the additional contribution that Biwater made to its defined benefit pension plan from the proceeds of our initial public offering were determined in connection with a request for and grant of clearance relating to Biwater’s purchase of Nuon’s interest in our shares. We understand that Biwater and Sembcorp have sought clearance with respect to the Sembcorp tender offer, but we are not involved in that process and do not know what the effect of that process will be on us.

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

Registration rights
Biwater has certain registration rights with respect to our shares arising out of the arrangement for our initial public offering in January, 2008.
Demand Registration Rights. The registration rights agreement provides that we can be required to effect two additional registrations of our shares upon the request of Biwater. We are required to pay the registration expenses in connection with each demand registration. We may decline to honor any of these demand registrations if the size of the offering does not reach a defined threshold or if we effected a registration within the preceding six months. If we furnish to Biwater a board resolution stating that in the good faith judgment of the board it would be significantly disadvantageous to us for a registration to be filed or maintained effective, we will be entitled to withdraw (or decline to file) such registration statement for a period not to exceed 90 days.
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
Current legal proceedings
     Litigation arising from the unsolicited tender offer from Sembcorp
On April 30, 2010 we commenced an action against Sembcorp in the United States District Court for the Southern District of New York claiming violations of U.S. securities laws and breach of confidentiality agreements. The lawsuit sought injunctive relief and recovery of damages.
On May 13, 2010 the United States District Court for the Southern District of New York heard our application for a temporary restraining order and preliminary injunction to block Sembcorp from proceeding with its announced tender offer for our common shares and granted our request for a hearing on our application for a preliminary injunction. However, on May 19, 2010, the United States District Court for the Southern District of New York denied our application for a preliminary injunction. On May 25, 2010, we withdrew our complaint without prejudice.
On June 3, 2010, we filed an application with the Court of Appeals Amsterdam Enterprise Chamber (the “Court”) requesting that the Court grant immediate preliminary relief in order to protect the interest of our minority shareholders. Biwater also sought immediate preliminary relief against us from the Court. On June 17, 2010, the Court announced that it denied each side’s applications for immediate preliminary relief. The Court has ordered an independent inquiry to review Cascal’s conduct and management for the period since July 1, 2009. The person appointed to conduct the inquiry may also inquire regarding the actions taken by Biwater that were the subject of the immediate preliminary relief we sought. We cannot predict the outcome of this inquiry.
There can be no assurance that we will prevail in any action that we may bring in opposition to the tender offer or in any defense against any claim that may be brought against us in connection with our opposition to the tender offer.
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
In November 2004 the Mayor of Olongapo City offered to negotiate a resolution to this dispute but withdrew this offer in December 2004. The company’s lawyers will continue to vigorously defend its position that Subicwater has no legal obligation to accede to the City’s claim on the basis that OCWD is not Subicwater, and believe that its case will prevail on the merits. In the event Olongapo City were to succeed with this claim, then Subicwater would pursue the issue through the rate review process and eventually may be able to recover some or all of the consequential costs. With interest and penalties, the amount of Olongapo City’s claim against Subicwater as of March 31, 2010 is approximately Peso 2.91 billion ($64.4 million). This amount is Subicwater’s own calculation of the claim as at the said date as Olongapo City had ceased billing Subicwater for this claim since August 31, 2007.
     Arbitration with IDAAN-Panama
On February 25, 2008 IDAAN initiated an arbitration proceeding to invoke the contractual provision for early termination of the contract with payment of compensation, and sought APSA’s cooperation to achieve a fair outcome. Under the terms of the contract, the compensation payable represents the non-amortized value of the investment together with the present value of the future earnings over the whole duration of the contract. In September 2008, IDAAN submitted a request for arbitration to the Centre of Conciliation and Arbitration of Panama (the “Centre”) under the contract. The arbitration will be conducted with three arbitrators. Each party has chosen one arbitrator and the Chairman has been chosen. The arbitration will take place in Panama under the UNCITRAL rules. The termination compensation has been calculated at approximately $23 million by IDAAN and approximately $59 million by APSA.
In October 2008, APSA sought clarification of certain resolutions issued by the Centre, and asserted a series of procedural objections in connection with the arbitral proceeding. In addition, in November 2008, APSA challenged IDAAN’s party-nominated arbitrator.
In January 2009, APSA and IDAAN reached agreement on a series of procedural issues concerning the arbitral proceedings; namely, the arbitration rules, the administering institution, and the language of the proceedings. In March 2009, IDAAN’s party-nominated arbitrator stepped down, and a new arbitrator was nominated. The arbitral tribunal was then fully constituted. In April 2009, a procedural hearing took place via teleconference between the parties and the arbitrators to discuss procedural issues. Later that month, the parties filed submissions concerning the seat of the arbitration and the arbitral tribunal designated its secretary. The parties still await the tribunal’s decision on the seat of the arbitration. In March 2010, IDAAN nominated a new arbitrator, after its party-nominated arbitrator withdrew from the proceedings. APSA has requested that a full disclosure statement be filed by the new arbitrator with the Centre. In May 2010, IDAAN requested that the Tribunal rule on the seat of the arbitration and that the proceedings move forward. APSA, in turn, reiterated its request for a disclosure statement by IDAAN’s new arbitrator, and the approval of the proceedings by Panama’s Council of Ministers.

     Chile-Bayesa
On April 8 2010, Bayesa received a visit from a team of health service representatives investigating a virus infection that had affected at that time approximately 6,800 people in the city of Antofagasta. The virus appears to pass after two to four days with no recurrence. At least four lines of investigation were undertaken to identify the source(s) of the outbreak:
•	Agriculturalists — Approximately 30 small land holders near our treatment plant who receive irrigation water from our plant.

•	Bayesa — As the supplier of the irrigation water.

•	Municipality — The city of Antofogasta was suffering from a widespread garbage and sanitation problem. The municipality had terminated the existing sanitation contractor without establishing an adequate replacement service so there were problems with respect to garbage collection. The municipality has been sanctioned by the health service.

•	Other — There are other lines of investigation, such as containers of imported goods.
Based on Bayesa’s own analysis, Bayesa believes that it was generally in compliance with the requirements in the distribution system. However on March 22 the health service says it found three non-compliant samples. We have still not been informed of where, when or how these samples were taken (all of which could have an effect on the results).
On April 10, the deputy minister for health services in Antofagasta visited the Bayesa plant and issued a temporary suspension order to the agricultural network for precautionary reasons and we complied with that order. The deputy minister stated that Bayesa was not responsible for the norovirus and that all of its assets were in compliance and capable of compliance with all the regulations.
On April 19, the health service confirmed that Bayesa was authorized to resume the supply of irrigation water, subject to implementing a number of limited measures to automate chlorine monitoring and dosing. However, on the same day, ECONSSA announced that it was seeking to terminate its agreement with Bayesa, arguing that Bayesa had not complied with irrigation water quality standards. ECONSSA contends that Bayesa’s alleged non-compliance is placing ECONSSA’s concession at risk with its regulator.
On April 21, 2010, Bayesa wrote to ECONSSA rejecting its attempt to terminate the agreement, stating that the facts argued by ECONSSA are not true and that its action does not comply with the law. The same day, Bayesa initiated arbitration proceedings, in accordance with the law and the agreement between the parties, which provides for orderly resolutions of disputes of this nature, and requiring that any dispute arising under the agreement is resolved through a prescribed arbitration process. We are currently defending our position vigorously.
In early May, Cascal received a declaration from the health service to pay a fine in relation to the samples they took. We believe that the samples were taken inside the farmers private network and the document implies that Cascal is responsible for the activities of the agriculturalists, which is not correct. The health service has not made any association between Cascal and the novovirus. We intend to challenge the declaration in court.
Dividend Policy
Our board of directors may establish reserves out of our annual profits. The holders of common shares have discretion as to the use of that portion of our annual profits remaining after the board of directors establishes these reserves. On the recommendation of the board of directors, the general meeting of shareholders may resolve at the annual general meeting that we pay dividends out of our share premium account or out of any other reserve available for shareholder distributions under Dutch law. We may not pay dividends if the payment would reduce shareholders’ equity to an amount less than the aggregate fully paid-up share capital plus the reserves that have to be maintained by law or our Articles of Association. The amounts available for dividends will be determined based on the statutory accounts of Cascal N.V. prepared under Dutch law, which may differ from our consolidated financial statements. Our willingness or ability to pay dividends may be adversely affected by the tender offer, either if the tender offer succeeds or due to certain actions that our directors may take in the long-term interests of our shareholders.
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
Since the date of our consolidated financial statements, we have pursued our strategic goals to achieve organic growth, obtain new contracts and enter into new partnerships and alliances. The following are the most significant developments in our businesses since March 31, 2010:
On June 14, 2010 we signed a new term loan facility with Macquarie Bank Limited. The new facility is for £55.2 million and will mature on June 14, 2015. The new term loan facility replaces the existing facility with HSBC Bank PLC ($60 million revolving loan facility; $10 million guarantee facility), which was due to expire on June 26, 2011 and is described in Item 5 “Operating and Financial Review and Prospects — Liquidity and capital resources — Credit arrangements and loan facilities”. We used funds from the new loan facility to retire in full the outstanding balance of $58 million on the existing HSBC facility on June 17, 2010. HSBC Bank PLC will continue to provide the guarantee facilities until Cascal replaces these with another provider.
In South Africa, our subsidiary in Nelspruit concluded the five-year review and signed the Supplementary Agreement no3 with its client, Mbombela Local Municipality, effective from July 2010.
In Indonesia, our joint-venture has agreed to and implemented an 18% rate increase with effect from May 2010 following negotiations with its client, the Batam Industrial Development Authority (“BIDA”).

Item 9. The Offer and Listing
A. Offer and Listing Details
The following table sets forth the range of high and low closing sale prices for our shares for the periods indicated, as reported on the New York Stock Exchange. These prices do not include retail mark-ups, markdowns, or commissions. As the company listed its shares on January 29, 2008 only certain limited information can be provided.

	US$	US$
	High	Low
Fiscal Year Ended
March 31, 2008 (from January 29, 2008)	12.22	11.09
March 31, 2009	14.30	2.12
March 31, 2010	7.29	2.69
Quarterly
First Quarter Fiscal Year 2009	14.30	9.95
Second Quarter Fiscal Year 2009	13.02	9.00
Third Quarter Fiscal Year 2009	10.68	3.89
Fourth Quarter Fiscal Year 2009	4.73	2.12
First Quarter Fiscal Year 2010	4.00	2.69
Second Quarter Fiscal Year 2010	6.68	3.62
Third Quarter Fiscal Year 2010	6.21	4.88
Fourth Quarter Fiscal Year 2010	7.29	5.41
Monthly
January 2010	6.26	5.41
February 2010	6.00	5.44
March 2010	7.29	5.62
April 2010	7.68	6.73
May 2010	6.89	6.55
June 2010 (through June 21, 2010)	6.74	6.25

B. Plan of distribution
Not applicable.
C. Markets
Our initial public offering took place on January 29, 2008. Our stock is traded on the New York Stock Exchange, under the symbol “HOO.” The New York Stock Exchange is the only exchange or other regulated market on which the shares of Cascal N.V. are traded.
D. Selling shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the issue
Not applicable.
Item 10. Additional Information
A. Share capital
Not applicable.
B. Memorandum and articles of association
The material provisions of our Articles of Association and particular provisions of Dutch law relevant to our statutory existence and the Dutch Corporate Governance Code are summarized below. This summary does not restate our Articles of Association or relevant Dutch law in their entirety. While we believe that this summary contains all of the information about the Articles of Association and the relevant Dutch law important to an investor’s decision to subscribe for the common shares, it does not include all of the provisions that an investor may feel are important. It is the Articles of Association and the relevant Dutch law, and not this summary, that will define the rights of a holder of our common shares.
     Registration and objectives of our Articles of Association
Our Articles of Association are registered at the Commercial Register kept at the Chamber of Commerce in Amsterdam under file number 34112761.
As provided in Article 3 of our Articles of Association, our objectives are:
•	the world-wide development, ownership, operation and/or maintenance of projects in industries, including but not limited to, the water and waste water industries;
•	to participate in, to acquire, to finance, to collaborate with and to conduct the management of companies and other enterprises, to produce and trade goods, and to provide advice and other services;
•	to acquire, use and/or assign industrial and intellectual property rights and real property;
•	to invest and to borrow funds;

•	to provide security for the obligations of legal persons or of other companies with which the company is affiliated in a group or for the obligations of third parties; and
•	to undertake all that which, directly or indirectly, may be deemed to be incidental or conducive to any of the foregoing or in furtherance thereof.
     Dividends
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
The board of directors may decide that dividends or other distributions are paid in the form of cash (in U.S. Dollars), common shares or a combination of both.
     Shareholder meetings and voting rights
Each shareholder has a right to attend general meetings of shareholders, either in person or by proxy, and to exercise voting rights in accordance with the provisions of our Articles of Association. We must hold at least one general meeting of shareholders each year. This meeting must be convened at one of six specified locations in The Netherlands within six months after the end of our fiscal year. Our board of directors may convene additional general meetings as often as it deems necessary, or upon the call of holders representing at least 10% of our outstanding common shares or other persons entitled to attend the general meetings. Dutch law does not restrict the rights of holders of common shares who do not reside in The Netherlands to hold or vote their common shares.
We will give notice of each meeting of shareholders by notice published in at least one national daily newspaper distributed throughout The Netherlands and in any other manner that we may be required to follow in order to comply with applicable stock exchange requirements. In addition, we will notify registered holders of our common shares by letter, cable, telex or telefax. We will give this notice no later than the fifteenth day prior to the day of the meeting. As deemed necessary by the board of directors, either the notice will include or be accompanied by an agenda identifying the business to be considered at the meeting or will state that the agenda will be available for shareholders and other persons who are entitled to attend the general meeting, at our offices or places of business. Shareholders representing at least 1% of the issued share capital or the equivalent of at least €50 million in aggregate market value have the right to request the inclusion of additional items on the agenda of shareholder meetings, provided that such request is received by us no later than 60 days before the day the relevant shareholder meeting is held and such request is not contrary to a significant interest of ours.
Each share is entitled to one vote. Unless otherwise required by our Articles of Association or Dutch law, shareholders may validly adopt resolutions at the general meeting by a majority vote. Except in circumstances specified in the Articles of Association or provided under Dutch law, there is no quorum requirement for the valid adoption of resolutions. In this Item 10B, references to actions by the shareholders refer to actions taken by resolution.
We are exempt from the proxy rules under the Securities Exchange Act of 1934.
     Board of directors; adoption of annual accounts
The shareholders generally elect the members of our board of directors from a non-binding proposal made by the board at a general meeting of shareholders. The shareholders may also dismiss or suspend any member of our board of directors at any time by the vote of a majority of the votes cast at a general meeting. Directors have been elected by our shareholders to serve three-year terms in a manner similar to a “classified” board. A director may resign or be removed (with or without cause) from office by a majority vote of the shareholders at a general shareholders’ meeting; however, Biwater has agreed in writing that it will not vote to remove without cause a member of our board of directors who is elected to serve on the “classified” board.
Our board of directors must prepare our annual accounts and make them available to the shareholders for inspection at our offices within five months after the end of our fiscal year. Under some special circumstances, Dutch law permits an extension of this period for up to six additional months by approval of the shareholders at a general meeting. Within this period, including any extension, the board of directors must submit the annual accounts to the shareholders for adoption at a general meeting. Within eight days of the adoption of the annual accounts, and not more than thirteen months from the end of our fiscal year, we must publish and submit the annual accounts with the Chamber of Commerce in Amsterdam, The Netherlands.
In the performance of its duties, the board of directors is required by Dutch law to consider our interests, the interests of our shareholders, employees and other stakeholders in all cases with reasonableness and fairness.
When our shareholders adopt the annual accounts prepared by the board of directors, they may discharge the members of the board of directors from potential liability with respect to the exercise of their duties during the fiscal year covered by the accounts. This discharge may be given subject to such reservations as the shareholders deem appropriate and is subject to a reservation of liability required under Dutch law. Examples of reservations of liability required by Dutch law include: (1) liability of members of management boards and supervisory boards upon the bankruptcy of a company; and (2) general principles of reasonableness and fairness. Under Dutch law, a discharge of liability does not extend to matters not properly disclosed to shareholders. The discharge of the board of directors must be a separate item on the agenda of the general meeting and the members of the board of directors are not automatically discharged by adoption of the annual accounts.
Our board of directors may, in accordance with the director compensation policy adopted by our general meeting, establish compensation for the members of the board. The board of directors must submit to the general meeting for approval any plan or amendment to any plan awarding shares or the right to subscribe for shares to the executive directors.
We have no requirement that our directors own any of our shares.
Under our Articles of Association, a director may not take part in any vote on a subject or transaction in relation to which he or she has a conflict of interest with us. However, under our Articles of Association, a director with a conflict of interest may continue to represent us without prejudice to the power of the general meeting to at any time designate one or more other persons for such purpose.
There is no retirement or non-retirement of directors under an age limit requirement.

     Issue of shares; preemptive rights
Our board of directors has the power to issue common shares if and to the extent that the general meeting of shareholders has designated the board, or if the board has been designated by the Articles of Association, to act as the authorized body for this purpose. A designation of authority to the board of directors to issue shares remains effective for the period specified by the general meeting and may be up to five years from the date of designation. A general meeting of shareholders may renew annually this designation and this designation may also be renewed by the Articles of Association for additional periods of up to five years. Without this designation, only the general meeting of shareholders has the power to authorize the issuance of common shares. Our board of directors is authorized to issue shares until August 6, 2014 under the restrictions as specified in the Articles of Association.
Our shareholders have a ratable preemptive right to subscribe for common shares that we issue for cash unless the general meeting of shareholders, or its designee, limits or eliminates this right. In addition, the right of our shareholders to subscribe for common shares pursuant to this preemptive right may be limited. Our shareholders have no ratable preemptive subscription right with respect to common shares issued for consideration other than cash or issued to our employees or employees of our Group companies. If the general meeting of shareholders delegates its authority to the board of directors for this purpose, then the board of directors will have the power to limit or eliminate the preemptive rights of shareholders. In the absence of this designation, the general meeting of shareholders will have the power to limit or eliminate these rights. Such a proposal requires the approval of at least two-thirds of the votes cast by shareholders at a general meeting if less than half of the issued share capital is represented at the meeting. Designations of authority to the board of directors may remain in effect for up to five years and may be renewed for additional periods of up to five years. Pursuant to our Articles of Association, our board of directors is authorized to limit or eliminate the preemptive rights of shareholders until August 6, 2014 under the restrictions as specified in the Articles of Association.
These provisions apply equally to any issue by us of rights to subscribe for common shares.
No obligation other than to pay up the nominal amount of a share may be imposed upon a shareholder against the shareholder’s will, by amendment of the Articles of Association or otherwise.
     Repurchase of shares
We may acquire common shares, subject to applicable provisions of Dutch law and of our Articles of Association, to the extent:
•	our shareholders’ equity, less the amount to be paid for the common shares to be acquired, exceeds the sum of (1) our share capital account plus (2) any reserves required to be maintained by Dutch law or our Articles of Association; and
•	after the acquisition of common shares, we and our subsidiaries would not hold, or hold as pledgees, common shares having an aggregate par value that exceeds 10% of our issued share capital account, as these amounts would be calculated under Dutch GAAP.
Our board of directors may repurchase common shares only if our shareholders have authorized the repurchase. Our shareholders authorized us to repurchase the maximum permissible amount of common shares during the 18-month period ending February 6, 2011, the maximum term under Dutch law, at prices between an amount equal to the nominal value of the common shares and an amount equal to 110% of the market price of the common shares on the New York Stock Exchange (the market price being the average of the closing price on each of the 30 consecutive days of trading preceding the three trading days prior to the date of repurchase).
     Reduction of share capital
At a general meeting of shareholders, our shareholders may vote to reduce the issued share capital, but only upon proposal of our board of directors, by canceling shares held by us or by reducing the par value of our shares. In either case, this reduction would be subject to applicable statutory provisions. Holders of at least two-thirds of the votes cast must vote in favor of a resolution to reduce our issued share capital if less than half of the issued share capital is present at the general meeting in person or by proxy.
     Amendment of the Articles of Association
A majority of the votes cast by holders of our common shares at a general meeting must adopt any resolution proposed by our board of directors to amend the Articles of Association, to enter into a legal merger or demerger or to wind up Cascal. Any such resolution proposed by one or more shareholders must likewise be approved by a majority of the votes cast at a general meeting of shareholders.
     Limitation on right to hold or vote shares
Our Articles of Association and relevant provisions of Dutch law do not currently impose any limitations on the right of holders of shares to hold or vote their shares. In particular, there are no limitations either under Dutch law or in our Articles of Association on the right of non-residents of The Netherlands to hold or vote their shares.
     Corporate governance
We acknowledge the importance of good corporate governance. We have a one-tier board structure, consisting of both an executive director and non-executive directors up until Mr. Richer’s resignation as an executive director on June 7, 2010. The Dutch Corporate Governance Code, or the Code, was released in 2003. The Code contains 21 principles and 113 best practice provisions for management boards, supervisory boards, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. The Code applies to all Dutch companies listed on a government-recognized stock exchange, whether in The Netherlands or elsewhere. Such companies are required under Dutch law to disclose in their Dutch annual reports filed in The Netherlands whether or not they apply those provisions of the Code that are addressed to the board of directors of the company and, if they do not apply those provisions, to explain why they deviate from any such provision.
Notwithstanding the fact that prior to our initial public offering our shares had not previously been listed, we have taken various actions towards compliance with the provisions of the Code.
The Code provides that if a company’s general meeting of shareholders explicitly approves the company’s corporate governance structure and policy and endorses the explanation for any deviation from the best practice provisions, such company will be deemed to have applied the Code. We have not applied a number of best practice provisions, and instead we are complying with a number of the corporate governance rules of the New York Stock Exchange because our shares are listed on the New York Stock Exchange.
Summary comparison of other corporate governance and shareholders’ rights and matters under Dutch corporation law and Delaware corporation law
The following comparison between Dutch corporation law, which applies to us, and Delaware corporation law, the law under which many corporations in the United States are incorporated, discusses additional matters not otherwise described in this annual report. While we believe this summary is materially accurate, the summary is subject to Dutch law, including Book 2 of the Dutch Civil Code and the Dutch Corporate Governance Code and Delaware corporation law, including the Delaware General Corporation Law.
     Corporate governance
     Duties of directors
The Netherlands. In The Netherlands a listed company typically has a two-tier board structure with a management board comprising the executive directors and a supervisory board comprising the non-executive directors. It is, however, also possible to have a single-tier board, comprising both executive directors and non-executive directors. We have a single-tier board.

Under Dutch law the board of directors is collectively responsible for the policy and day-to-day management of the company. The non-executive directors will be assigned the task of supervising the executive director and providing him with advice. Each director has a duty towards the company to properly perform the duties assigned to him. Furthermore, each board member has a duty to act in the corporate interest of the company. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of the company also applies in the event of a proposed sale or break-up of the company, whereby the circumstances generally dictate how such duty is to be applied. Any board resolution regarding a significant change in the identity or character of the company requires shareholders’ approval.
Delaware. The board of directors bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its stockholders. Delaware courts have decided that the directors of a Delaware corporation are required to exercise an informed business judgment in the performance of their duties. An informed business judgment means that the directors have informed themselves of all material information reasonably available to them. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation. In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the stockholders.
     Director terms
The Netherlands. Under Dutch law a director of a listed company is generally appointed for a maximum term of four years. There is no limit in the number of terms a director may serve. Our Articles of Association provide that our directors will be appointed for a maximum term of three years. The members of our board of directors will serve staggered terms on our board. A director may in principle be removed at any time, with or without cause by the shareholders’ meeting, although Biwater has agreed in writing that it will not vote to remove any director elected to serve a term on our board without cause.
Delaware. The Delaware General Corporation Law generally provides for a one-year term for directors, but permits directorships to be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the certificate of incorporation, an initial bylaw or a bylaw adopted by the stockholders. A director elected to serve a term on a “classified” board may not be removed by stockholders without cause. There is no limit in the number of terms a director may serve.
     Director vacancies
The Netherlands. Under Dutch law, new members of the board of directors of a company such as ours are appointed by the general meeting of shareholders. The articles of association may provide that such occurs from a binding nomination by the board of directors, in which case the general meeting of shareholders may override the binding nature of such nomination by a resolution of two-thirds of the votes cast, representing more than 50% of the issued share capital.
Delaware. The Delaware General Corporation Law provides that vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) unless (a) otherwise provided in the certificate of incorporation or by-laws of the corporation or (b) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case any other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

     Conflict-of-interest transactions
The Netherlands. Our Articles of Association provide that in the event we have a conflict of interest with one or more members of the board of directors, we may still be represented by our sole executive director. However, under Dutch law and our Articles of Association, the general meeting of shareholders, in the event of a conflict of interest, has the power to at any time designate one or more other persons to represent the company. Our Articles of Association provide that a director shall not take part in any vote on a subject or transaction in relation to which he has a conflict of interest with the company. The Dutch Corporate Governance Code contains a number of best practice provisions as to conflicts of interest.
Delaware. The Delaware General Corporation Law generally permits transactions involving a Delaware corporation and an interested director of that corporation if:
•	the material facts as to the director’s relationship or interest are disclosed and a majority of disinterested directors consents;
•	the material facts are disclosed as to the director’s relationship or interest and a majority of shares entitled to vote thereon consents; or
•	the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the stockholders.
     Proxy voting by directors
The Netherlands. An absent director may issue a proxy for a specific board meeting but only to another director in writing. A member of the board of directors may not act as a proxy for more than one co-member.
Delaware. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.
     Shareholder rights
     Voting rights
The Netherlands. Under Dutch law, shares have one vote per share, provided such shares have the same par value. Certain exceptions may be provided in the articles of association of a company (which is currently not the case in our Articles of Association). All shareholder resolutions are taken by an absolute majority of the votes cast, unless the articles of association or Dutch law prescribe otherwise. The validity of our other shareholder decisions is not dependent on a qualified majority. Dutch law does not provide for cumulative voting.
If so resolved by the board of directors, shareholders as of the record date for a shareholders’ meeting are entitled to vote at that meeting, and the record date established by the board of directors may not be determined earlier than the 30th day before the meeting. There is no specific provision in Dutch law for adjournments.
Delaware. Under the Delaware General Corporation Law, each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. In addition, the certificate of incorporation may provide for cumulative voting at all elections of directors of the corporation, or at elections held under specified circumstances. Either the certificate of incorporation or the bylaws may specify the number of shares and/or the amount of other securities that must be represented at a meeting in order to constitute a quorum, but in no event will a quorum consist of less than one-third of the shares entitled to vote at a meeting.
Stockholders as of the record date for the meeting are entitled to vote at the meeting, and the board of directors may fix a record date that is no more than 60 nor less than 10 days before the date of the meeting, and if no record date is set then the record date is the close of business on the day next preceding the day on which notice is given, or if notice is waived then the record date is the close of business on the day next preceding the day on which the meeting is held. The determination of the stockholders of record entitled to notice or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, but the board of directors may fix a new record date for the adjourned meeting.
     Shareholder proposals
The Netherlands. Pursuant to our Articles of Association, extraordinary shareholders’ meetings will be held as often as the board of directors deems such meetings necessary. Pursuant to our Articles of Association, shareholders and other persons entitled to attend such meetings who jointly represent at least one-tenth of the issued share capital may make a written request for a special meeting to the board or directors. Such written request must specify in detail the business to be considered. If our board of directors has not convened a meeting within 14 days of the request, the persons who have made the request are authorized to convene the meeting themselves.
The agenda for a meeting of shareholders must contain such items as the board of directors or the person or persons convening the meeting decide. The agenda shall also include such other items as one or more shareholders, representing at least one-hundredth of the issued share capital or €50 million in listed share price value may request the board of directors in writing, at least 60 days before the date of the meeting, provided no significant interest of the company dictates otherwise.
Delaware. Delaware law does not specifically grant stockholders the right to bring business before an annual or special meeting. However, if a Delaware corporation is subject to the SEC’s proxy rules, then the SEC’s proxy rules may permit stockholders to propose matters to be considered at a meeting of stockholders pursuant to those rules.
     Action by written consent
The Netherlands. Under Dutch law, shareholders’ resolutions may be adopted in writing without holding a meeting of shareholders, provided (a) the articles of association expressly so allow, (b) no bearer shares or depositary receipts are issued, (c) there are no persons entitled to the same rights as holders of depositary receipts, (d) the board of directors has been given the opportunity to give their advice on the resolution, and (e) the resolution is adopted unanimously by all shareholders that are entitled to vote. For a listed company this method of adopting resolutions is therefore not feasible.
Delaware. Unless otherwise provided in the company’s certificate of incorporation, any action required or permitted to be taken at any annual or special meeting of stockholders of a corporation may be taken without a meeting, without prior notice and without a vote, if one or more consents in writing, setting forth the action to be so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.
     Appraisal rights
The Netherlands. Subject to certain exceptions, Dutch law does not recognize the concept of appraisal or dissenters’ rights. See “— Shareholder vote on certain reorganizations.”
Delaware. The Delaware General Corporation Law provides for stockholder appraisal rights, or the right to demand payment in cash of the judicially-determined fair value of the stockholder’s shares, in connection with certain mergers and consolidations.
     Shareholder suits
The Netherlands. In the event a third party is liable to a Dutch company, only the company itself can bring a civil action against that party. The individual shareholders do not have the right to bring an action on behalf of the company. Only in the event that the cause for the liability of a third party to the company also constitutes a tortious act directly against a shareholder does that stockholder have an individual right of action against such third party in its own name. The Dutch Civil Code provides for the possibility to initiate such actions collectively. A foundation or an association whose objective is to protect the rights of a group of persons having similar interests can institute a collective action. The collective action itself cannot result in an order for payment of monetary damages but may only result in a declaratory judgment (verklaring voor recht). In order to obtain compensation for damages, the foundation or association and the defendant may reach — often on the basis of such declaratory judgment — a settlement. A Dutch court may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party. An individual injured party may also itself institute a civil claim for damages.
Delaware. Under the Delaware General Corporation Law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if that person was a stockholder at the time of the transaction which is the subject of the suit. In addition, under Delaware case law, the plaintiff normally must be a stockholder not only at the time of the transaction that is the subject of the suit, but also throughout the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff in court, unless such a demand would be futile.
     Repurchase of shares
The Netherlands. Under Dutch law, a company such as ours may not subscribe for newly issued shares in its own capital. Such company may, subject to certain restrictions of Dutch law and its articles of association, acquire shares and/or depositary receipts for shares in its own capital. As a result, we may acquire our own shares either without paying any consideration, or in the event any consideration must be paid only if (a) the shareholders’ equity less the payment required to make the acquisition is not less than the sum of called and paid-up capital and any reserve required by Dutch law and our Articles of Association, (b) we and our subsidiaries would not thereafter hold or hold as a pledgee shares with an aggregate nominal value exceeding one-tenth of the nominal value of our issued share capital, (c) our Articles of Association permit such acquisition, which currently is the case, and (d) the general meeting of shareholders has authorized the board of directors to do so, which authorization has been granted for the maximum period allowed under Dutch law and our Articles of Association, being 18 months.
Delaware. Under the Delaware General Corporation Law, a corporation may purchase or redeem its own shares unless the capital of the corporation is impaired or the purchase or redemption would cause an impairment of the capital of the corporation. A Delaware corporation may, however, purchase or redeem out of capital any of its preferred shares or, if no preferred shares are outstanding, any of its own shares if such shares will be retired upon acquisition and the capital of the corporation will be reduced in accordance with specified limitations.
     Anti-takeover provisions
The Netherlands. Neither Dutch law nor our Articles of Association specifically prevent business combinations with interested shareholders. Under Dutch law various protective measures are as such possible and admissible, within the boundaries set by Dutch case law and Dutch law, in particular the Dutch Corporate Governance Code.
Delaware. In addition to other aspects of Delaware law governing fiduciary duties of directors during a potential takeover, the Delaware General Corporation Law also contains a business combination statute that protects Delaware companies from hostile takeovers and from actions following the takeover by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.
Section 203 of the Delaware General Corporation Law prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder that beneficially owns 15% or more of a corporation’s voting stock, within three years after the person becomes an interested stockholder, unless:
•	the transaction that will cause the person to become an interested stockholder is approved by the board of directors of the target prior to the transactions;
•	after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and also officers of interested stockholders and shares owned by specified employee benefit plans; or
•	after the person becomes an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least 66 2/3% of the outstanding voting stock, excluding shares held by the interested stockholder.
A Delaware corporation may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the corporation or an amendment to the original certificate of incorporation or to the bylaws of the company, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors of the corporation. Such an amendment is not effective until twelve months following its adoption.
     Inspection of books and records
The Netherlands. The board of directors provides all information desired by the shareholders’ meeting, but not to individual shareholders and unless a significant interest of the company dictates otherwise. Our shareholders’ register is available for inspection by the shareholders, although such does not apply to the part of our shareholders’ register that is kept in the United States pursuant to U.S. listing requirements.
Delaware. Under the Delaware General Corporation Law, any stockholder may inspect for any proper purpose the corporation’s stock ledger, a list of its stockholders and its other books and records during the corporation’s usual hours of business.
     Removal of directors
The Netherlands. Under Dutch law, the general meeting of shareholders has the authority to suspend or remove members of the board of directors at any time. Removal without cause is possible. However, Biwater has agreed in writing that it will not vote to remove without cause a member of our board of directors elected to serve a term on a “classified board.” Any such vote may as a consequence constitute a breach of such agreement, although the vote cast as such remains valid. However, Biwater, as a majority shareholder, may at any time vote to eliminate the “classified” board provisions in our governing documents and remove any subsequently elected director without cause.
Delaware. Under the Delaware General Corporation Law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (a) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board is classified, stockholders may effect such removal only for cause, or (b) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.
     Preemptive rights
The Netherlands. Under Dutch law, in the event of an issuance of shares, each shareholder will have a pro rata preemptive right to the number of shares held by such shareholder (with the exception of shares to be issued to employees or shares issued against a contribution other than in cash). Preemptive rights in respect of newly issued common shares may be limited or excluded by the general meeting of shareholders or by the board of directors if designated thereto by the general meeting of shareholders or by the Articles of Association for a period not exceeding 5 years.
Our Articles of Association conform to Dutch law and authorize the general meeting of shareholders or the board of directors, if so designated by a resolution of the general meeting of shareholders or by the Articles of Association, to limit or exclude preemptive rights for holders of our common shares for a period not exceeding five years. In order for such a resolution to be adopted, a majority of at least two-thirds of the votes cast in a meeting of shareholders is required, if less than half of the issued share capital is present or represented at the meeting. Pursuant to our Articles of Association and actions approved by our shareholders, the authority to limit or exclude preemptive rights relating to issues of our common shares for a period of five years (the maximum period permitted under Dutch law) was delegated to our board of directors until August 6, 2014.
Delaware. Under the Delaware General Corporation Law, stockholders have no preemptive rights to subscribe to additional issues of stock or to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.
     Dividends
The Netherlands. Dutch law provides that dividends may only be distributed after adoption of the annual accounts by the general meeting of shareholders from which it appears that such dividend distribution is allowed. Moreover, dividends may be distributed only to the extent the shareholders’ equity exceeds the sum of the amount of issued and paid-up capital and increased by reserves that must be maintained under the law or the articles of association. Interim dividends may be declared as provided in the articles of association and may be distributed to the extent that the shareholders’ equity exceeds the amount of the issued and paid-up capital plus required legal reserves as described hereinbefore as apparent from an (interim) financial statement. Interim dividends should be regarded as advances on the final dividend to be declared with respect to the financial year in which the interim dividends have been declared. Should it be determined after adoption of the annual accounts with respect to the relevant financial year, that the distribution was not permissible, the company may reclaim the paid interim dividends as unduly paid. Under Dutch law, the articles of association may prescribe that the board of directors decide what portion of the profits are to be held as reserves. Pursuant to our Articles of Association, our board of directors may reserve a portion of our annual profits. The portion of our annual profits that remains unreserved will be distributed to our common shareholders pro rata to the number of common shares held by each common shareholder. On the recommendation of our board of directors, the shareholders’ meeting may resolve that we make distributions out of our general share premium account or out of any other reserves available for distributions under Dutch law, not being a reserve that must be maintained under Dutch law or pursuant to our Articles of Association. Dividends may be paid in the form of common shares as well as in cash.
Delaware. Under the Delaware General Corporation Law, a Delaware corporation may pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, without regard to their historical book value. Dividends may be paid in the form of common stock, property or cash.
Shareholder vote on certain reorganizations
The Netherlands. Under our Articles of Association, the general meeting of shareholders may resolve, upon a proposal of the board of directors, that the company conclude a legal merger (juridische fusie) or a demerger (splitsing). In addition, the general meeting of shareholders must approve resolutions of the board of directors concerning an important change in the identity or character of the company or its business, in any event including:
•	the transfer of the enterprise or a substantial part thereof to a third party;
•	the entering into or ending of a long-lasting co-operation of the company or a subsidiary with a third party, if this co-operation or the ending thereof is of far-reaching significance for the company; and
•	the acquiring or disposing of an interest in the share capital of a company with a value of at least one-third of the company’s assets according to the most recent annual accounts, by the company or a subsidiary.

Under Dutch law, a shareholder who owns at least 95% of the company’s issued capital may institute proceedings against the company’s other shareholders jointly for the transfer of their shares to that shareholder. The proceedings are held before the Enterprise Chamber (Ondernemingskamer), which may grant the claim for squeeze out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value of the shares.
Delaware. Under the Delaware General Corporation Law, the vote of a majority of the outstanding shares of capital stock entitled to vote thereon generally is necessary to approve a merger or consolidation or the sale of substantially all of the assets of a corporation. The Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision requiring for any corporate action the vote of a larger portion of the stock or of any class or series of stock than would otherwise be required.
Under the Delaware General Corporation Law, no vote of the stockholders of a surviving corporation to a merger is needed, however, unless required by the certificate of incorporation, if (a) the agreement of merger does not amend in any respect the certificate of incorporation of the surviving corporation, (b) the shares of stock of the surviving corporation are not changed in the merger and (c) the number of shares of common stock of the surviving corporation into which any other shares, securities or obligations to be issued in the merger may be converted does not exceed 20% of the surviving corporation’s common shares outstanding immediately prior to the effective date of the merger. In addition, stockholders may not be entitled to vote in certain mergers with other corporations that own 90% or more of the outstanding shares of each class of stock of such corporation, but the stockholders will be entitled to appraisal rights.
     Compensation of board of directors
The Netherlands. Under Dutch law, the shareholders must adopt the compensation policy for the board of directors, which includes the outlines of the compensation of any members of our senior management who also serve on our board of directors.
Delaware. Under the Delaware General Corporation Law, the stockholders do not generally have the right to approve the compensation policy for board of directors or the senior management of the corporation, although certain aspects of the compensation policy may be subject to stockholder vote due to the provisions of Federal securities and tax law.
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
     Dividend withholding tax
     General
We do not describe the tax consequences for a holder of the common shares who benefits from the participation exemption or participation credit, as set out in article 13 and chapter VA respectively of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969), regarding the dividends received on the common shares.
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
     Non-resident of The Netherlands (including but not limited to U.S. Shareholders)

Subject to the Dividend Stripping Rules that are described at the end of this subparagraph we note the following. With respect to a holder of the common shares, who is not treated as a resident of The Netherlands for purposes of Dutch taxation (a “Non-Resident of The Netherlands”) and who is considered to be a resident of The Netherlands Antilles or Aruba under the provisions of the Tax Convention for the Kingdom of The Netherlands (Belastingregeling voor het Koninkrijk), or who is considered to be a resident of a country other than The Netherlands under the provisions of a convention for the avoidance of double income taxation (a “Tax Treaty”) convention The Netherlands has concluded with such country, the following may apply. Such shareholder may, depending on the terms of and subject to compliance with the procedures for claiming benefits under the Tax Convention for the Kingdom of The Netherlands or such Tax Treaty, be eligible for a full or partial exemption from or a reduction or refund of Dutch dividend withholding tax. In addition, subject to certain conditions and based on Dutch legislation implementing the Parent Subsidiary Directive (Directive 90/435/EEG, as amended) an exemption from Dutch dividend withholding tax will generally apply to dividends distributed to certain qualifying entities that are resident in another European Union member state.
A holder of common shares who is considered to be a resident of the United States under the 1992 Convention between the Kingdom of the Netherlands and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes in Income, as amended most recently by the Protocol signed March 8, 2004 (the “Treaty”), who is liable to U.S. income tax and who is entitled to the benefits of the Treaty—pursuant to article 26 of the Treaty—with respect to the income and capital gains in respect of the common shares (such holder of common shares hereinafter: a “U.S. Shareholder”), will generally be entitled to a reduction in the Dutch withholding tax on dividends such U.S. Shareholder beneficially owns, either by way of a full or partial exemption at source or by way of a full or partial refund, as follows:
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
With respect to a U.S. Shareholder that is an exempt pension trust, company or other organization as described in article 35 of the Treaty or an exempt trust, company or other organization as described in article 36 of the Treaty and that is the beneficial owner of portfolio dividends paid on the common shares we note that amongst certain others the following procedures may be available:
•	A U.S. Shareholder that is an exempt pension trust, company or other organization as described in article 35 of the Treaty should claim a full relief at source from or refund of Dutch dividend withholding tax by timely completing, dating, signing and filing Form IB 96 USA in twofold in accordance with the instructions on that form and accompanied by the required valid certificate (form 6166 or equivalent) and dividend receipt.

•	A U.S. Shareholder that is an exempt trust, company or other organization as described in article 36 of the Treaty should claim a refund of Dutch dividend withholding tax by timely completing, dating, signing and filing Form IB 95 USA in accordance with the instructions on that form.
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
•	such Non-Resident of The Netherlands does not derive profits from an enterprise or deemed enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder) which enterprise is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise, as the case may be, the common shares are attributable or deemed attributable;

•	in the case of a Non-Resident of The Netherlands that is an entity, it does not have a Substantial Interest or deemed Substantial Interest in our company, or if such holder does have such Substantial Interest, it forms part of the assets of an enterprise;

•	in the case of a Non-Resident of The Netherlands who is an individual, such individual does not derive income or capital gains from the common shares that are taxable as benefits from “miscellaneous activities” in The Netherlands (resultaat uit overige werkzaamheden in Nederland), including, but not limited to activities in the Netherlands with respect to the common shares that exceed normal asset management; and

•	such Non-Resident of The Netherlands is not entitled to a share in the profits of and does not have co-entitled to the net worth of an enterprise effectively managed in The Netherlands, other than by way of the holding of securities or through an employment contract, to which enterprise the common shares or any payment in respect of the common shares are attributable.
     Gift or inheritance taxes
No Dutch gift or inheritance tax will arise on the transfer of the common shares by way of gift by or on the death of a holder thereof, unless:
•	the holder is or is deemed to be a resident of The Netherlands for the purpose of the relevant provisions; or
•	the transfer is construed as an inheritance or bequest or as a gift made by or on behalf of a person who, at the time of the gift or death, is or is deemed to be a resident of The Netherlands for the purpose of the relevant provisions.
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
If an entity classified as a partnership for U.S. federal income tax purposes holds common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding common shares should consult their tax advisors. A non-U.S. holder is a beneficial owner of common shares that is not a U.S. holder.
U.S. federal income tax consequences to U.S. holders

Distributions. Subject to the discussion under “Passive Foreign Investment Company Considerations” below, the gross amount of any distribution (including any amounts withheld in respect of Dutch withholding tax) actually or constructively received by a U.S. holder with respect to common shares will be taxable to the U.S. holder as a dividend to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. The corporate U.S. holder will not be eligible for any dividends received deduction otherwise allowable to U.S. corporations in respect of dividends received from U.S. corporations. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the common shares. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as capital gain from the sale or exchange of property. We do not maintain calculations of our earnings and profits under U.S. federal income tax principles. If we do not report to a U.S. holder the portion of a distribution that exceeds earnings and profits, the distribution will generally be taxable as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution.
Under the Code, certain dividends received by individual U.S. holders in tax years beginning before January 1, 2011, will generally be subject to a maximum income tax rate of 15%. This reduced income tax rate is only applicable to dividends paid by “qualified foreign corporations” and only with respect to shares held by a qualified U.S. holder (i.e., an individual) for a minimum holding period (generally, 61 days during the 121-day period beginning 60 days before the ex-dividend date). We should be considered a qualified foreign corporation under the Code. Accordingly, dividends paid by us to individual U.S. holders on shares held for the minimum holding period may be eligible for a reduced income tax rate. Each U.S. holder should consult its own tax advisor concerning whether dividends received by them qualify for the reduced rate.
The amount of any distribution paid in a currency other than U.S. dollars (a “foreign currency”) including the amount of any withholding tax thereon, will be included in the gross income of a U.S. holder in an amount equal to the U.S. dollar value of the foreign currencies calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the foreign currencies are translated into U.S. dollars. If the foreign currencies are translated into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the foreign currencies received in the distribution are not translated into U.S. dollars on the date of receipt, a U.S. holder will have a basis in the foreign currencies equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currencies will be treated as ordinary income or loss and will be United States source income or loss for U.S. foreign tax credit limitation purposes.
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
Sale or Other Disposition of Shares. Subject to the discussion under “Passive Foreign Investment Company Considerations” below, a U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale or exchange of common shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. holder’s tax basis for those common shares. This gain or loss will generally be a capital gain or loss and will generally be treated as from sources within the United States for U.S. foreign tax credit limitation purposes. U.S. holders should consult their own tax advisors with respect to the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts or estates that have held the common shares for more than one year) and capital losses (the deductibility of which is subject to limitations).
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

Passive Foreign Investment Company Considerations. A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either: (1) at least 75% of its gross income is passive income, or (2) on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. In arriving at this calculation, we must also include a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest, as determined by the value of such corporation. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. Based on our estimated gross income, the average value of our gross assets, and the nature of the active businesses conducted by our “25% or greater” owned subsidiaries, we do not believe that we will be classified as a PFIC in the current taxable year. Our status in any taxable year will depend on our assets and activities in each year and because this is a factual determination made annually at the end of each taxable year, there can be no assurance that we will not be considered a PFIC for any future taxable year. If we were treated as a PFIC in any year during which a U.S. holder owns common shares, certain adverse tax consequences could apply, including an increase in the U.S. federal income tax rate from an income tax rate of 15% to the maximum income tax rate for dividends received by U.S. individual holders if we are a PFIC in our taxable year in which we pay the dividend or the preceding taxable year. U.S. holders should consult their own tax advisors with respect to any PFIC considerations.
Information Reporting Regarding PFICs and Specified Foreign Financial Assets. Congress recently enacted the “Hiring Incentives to Restore Employment Act” (the “Act”). Under the Act, each U.S. holder who is a shareholder of a PFIC is required to file an annual report containing such information as the IRS may require, unless otherwise provided by the IRS. This requirement, which took effect on March 18, 2010, is in addition to the annual reporting requirement for a U.S. holder of an interest in a PFIC that has made an election to be treated as a qualified electing fund (“QEF”). In Notice 2010-34, the IRS advised that it is developing further guidance regarding the PFIC reporting obligation under the Act and that, in the meantime, U.S. holders that were not otherwise required to file an annual report prior to March 18, 2010, will not be required to file an annual report as a result of the Act for taxable years beginning before March 18, 2010.
The Act also requires individual U.S. holders with an interest in a “specified foreign financial asset” to file a report to the IRS with information relating to the asset and the maximum value thereof during the taxable year for any year in which the aggregate value of all such assets is greater than $50,000 (or such higher dollar amount as prescribed by Treasury regulations). Specified foreign financial assets include any depository or custodial account held at a foreign financial institution; any debt or equity interest in a foreign financial institution if such interest is not regularly traded on an established securities market; and if not held at a financial institution (i) any stock or security issued by a non-United States person, (ii) any financial instrument or contract held for investment where the issuer or counterparty is a non-United States person, and (iii) any interest in an entity which is a non-United States person. Depending on the aggregate of your investment in specified foreign financial assets, you may be obligated to file a report under this provision. The requirement to file a report is effective for taxable years beginning after March 18, 2010. Penalties apply to any failure to file a required report.
The Act also imposes a U.S. withholding tax of 30% on U.S. source dividends and the gross proceeds of a disposition of stock that can produce U.S. source dividends paid after December 31, 2012 to a foreign financial institution unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) and to withhold on certain payments. The legislation would also generally impose a U.S. withholding tax of 30 percent on U.S source dividends and the gross proceeds of a disposition of stock that can produce U.S. source dividends paid after December 31, 2012 to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a non-U.S. shareholder might be eligible for refunds or credits of such taxes. Subject to the subsequent issuance of regulations or other guidance with respect to this legislation, provided dividends paid by us are foreign source, we do not expect that the legislation would apply to payments of dividends on, or gross proceeds of a disposition of, our common shares made after December 31, 2012. Shareholders are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common shares

In the event a U.S. holder does not file the information reports described above relating to ownership of a PFIC or disclosure of specified foreign financial assets, the statute of limitation on the assessment and collection of U.S. federal income taxes of such U.S. holder for the related tax year will not close before such report is filed.
If you are a U.S. holder, you are urged to consult with your own tax advisor regarding the application of the PFIC and specified foreign financial assets information reporting requirements and related statute of limitations tolling provisions with respect to our common shares.
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
Principally because of the movement of the British Pound against the U.S. Dollar during our fiscal year 2010, we are reporting foreign exchange gains in our consolidated statement of income for fiscal year 2010 in the amount of $0.5 million.
Our financial results are currently mainly exposed to gains or losses arising from fluctuations in the translation of our underlying local currency revenue into U.S. Dollars. Exchange differences resulting from settlement and translation of monetary assets and liabilities are charged or credited to the exchange rate results in the statement of income. A 10% average decrease in the value of the U.S. Dollar in fiscal year 2010 would have resulted in an $17.1 million and $3.9 million increase in revenue and operating profit, respectively. A 10% average increase in the value of the U.S. Dollar in fiscal year 2010 would have resulted in a $17.0 million and $3.9 million decrease in revenue and operating profit, respectively. In addition, as of March 31, 2010, 52% of our long term debt was denominated in British pounds and the remaining 48% in other currencies. Accordingly, our future financial results will be subject to fluctuation caused by changes in the value of the British Pound sterling and other currencies when we settle these debt obligations.
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
We are exposed to interest rate risk with respect to our variable rate long term borrowings. Based on our gross variable interest expense for fiscal year 2010, a 10% relative increase in our variable interest rates would have resulted in an approximate increase of $0.5 million in our gross interest expense based on the variable rate long term borrowings in existence as at March 31, 2010. With respect to certain fixed-rate liabilities owed to financial institutions, we have sometimes entered into interest rate swap agreements through which we effectively received fixed payments, and paid variable ones. We have not been party to any interest rate swap arrangement since the sale of our wastewater treatment plant in Mexico in October 2004.
As of March 31, 2010, $112.4 million of our debt was index-linked to a U.K. inflation index so we have an exposure to U.K. inflation rates. However, we have a natural hedge for most of this exposure because the inflation index used by the lenders is the same index used by Ofwat to increase annually the rates of our U.K. project company and the underlying regulatory value of the fixed assets of our U.K. project company, although there may be up to a six-month lag between the application of a change in the index in connection with the debt and the application of a change in the index to our rates.
     Commodity price risk
Electrical power is a key input cost to our businesses. We do not have any commodity hedges in place at present nor have we had any commodity hedges in place in the past. From October 2009 our U.K. project company has entered into a new three year arrangement that will afford it opportunities to procure electricity in an efficient manner by reference to prevailing wholesale prices, but with costs which will be capped by reference to current prevailing wholesale prices. Based on our results for fiscal year 2010, a 10% increase in electricity costs in our continuing operations would result in an approximate increase of $1.5 million in raw and auxiliary materials and other external costs.
Item 12. Description of Securities Other than Equity Securities
None.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
There have been no defaults, dividend arrearages and delinquencies during the periods covered by this annual report.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
A-D. None
E. Use of proceeds
Not applicable.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our reports filed pursuant to the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.
As of March 31, 2010, we carried out an evaluation, under the supervision and with the participation of the management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective to provide a reasonable level of assurance.
Management performed additional analysis and other procedures to ensure that our financial statements contained within this annual report on Form 20-F were prepared in accordance with Dutch GAAP, and where relevant U.S. GAAP.

Accordingly we believe our financial statements included in this annual report on Form 20-F fairly present in all material respects our financial position, results of operations and cash flows for the periods presented in accordance with Dutch GAAP and where relevant US GAAP.
Management’s Annual Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in The Netherlands and the United States of America. Our Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in The Netherlands and the United States of America, and that receipts and expenditures of our Company are being made only in accordance with authorizations of management and directors of our Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our Company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
As of March 31, 2010, we carried out an evaluation, under the supervision and with the participation of the management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our internal control over financial reporting. Based on the foregoing, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s internal control over financial reporting was effective as of March 31, 2010 based on criteria in Internal Control — Integrated Framework issued by the COSO.
Scope
Management has excluded Cascal Water (Antigua) Limited, Veolia Water St. Maarten N.V. and Cascal Water (Caribbean) Limited from its assessment of internal control over financial reporting as of March 31, 2010 because they were acquired by the Company in purchase business combinations during the fiscal year. The total assets and total revenues of these entities represent less than 1.8% and 0.6% respectively, of the related consolidated financial statement amounts as of and for the year ended March 31, 2010.
This Annual Report includes an attestation report of our registered public accounting firm regarding internal control over financial reporting.
Changes in Internal Control over Financial Reporting
During our fiscal year ended March 31, 2010 management has worked on addressing the material weakness reported in our Form 20-F for the year ended March 31, 2009. Management has strengthened the Company’s controls in this area by widening the sources from which it obtains information over developments in U.S. GAAP. Previously management did not make sufficient use of professional third party interpretations of U.S. GAAP in light of specific events that did not form part of the framework of Financial Accounting Standards Board (FASB) standards and interpretations. To address this issue management has referenced external third party guidance, interpretations and guidance. The outputs of these services are reviewed on a periodic basis alongside changes in our businesses and the legal, taxation and accounting frameworks in which we operate in order to identify possible U.S. GAAP differences in the future. In addition to the above management performs assessments of any possible changes in U.S. GAAP to identify if further targeted professional advice is warranted. These changes in control have resulted in the remediation of the material weakness reported at March 31, 2009.

Item 15T. Controls and Procedures
Not applicable.
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
Item 16C. Principal Accountant Fees and Services
The principal accountant fees and services for the fiscal years 2010 and 2009 are shown below.

Fees and services rendered (Dollars in millions)	2010	2009

Audit Fees	1.6	1.4
Audit-Related Fees	0.4	0.3
Tax Fees	0.6	1.0
All Other Fees	0.1	0.3
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
The Audit Committee has granted general pre-approval to all permissible services to be provided by the Company’s external auditors not in excess of $150,000 in aggregate in any fiscal year and that do not exceed $45,000 per individual service provided for the fiscal year ended March 31, 2010. At its last meeting on June 10, 2010 the Audit Committee pre-approved $306,000 for specific non-audit projects, mainly taxation related, and $473,000 for other on-going services, mainly taxation compliance, for the fiscal year ending March 31 2011. Within these overall amounts, management has a pre-approved limit for discrete projects of $60,000.
The Audit Committee must specifically pre-approve all services in excess of these amounts. Certain permissible audit services, audit related services and non-audit services that our Audit Committee may pre-approve pursuant to this policy have been set out below. During the years ended March 31, 2010 and 2009 all non-audit fees were either within the pre-approved audit committee limits or were specifically pre-approved by the audit committee.
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
Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G. Corporate Governance
We are a company organized under the laws of The Netherlands and qualify as a foreign private issuer listed on the New York Stock Exchange (“NYSE”). Under the NYSE corporate governance rules as set forth in the NYSE Manual listing standards, foreign private issuers such as Cascal are permitted to follow home country corporate governance practices in certain circumstances in lieu of the NYSE corporate governance rules followed by U.S. domestic companies. Under the NYSE corporate governance rules, however, we are required to disclose any significant differences between the corporate governance practices that we follow under the laws of The Netherlands and those followed by U.S. domestic companies under NYSE listing standards. Although we have substantially followed the corporate governance provisions of Section 303A of the NYSE Manual, the corporate governance practices under the laws of The Netherlands are different from the corporate governance practices that U.S. companies are required to follow under NYSE listing standards, as set forth in Section 303A of the NYSE Manual.
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
In addition, under NYSE listing standards, shareholders of U.S. corporations must be given the opportunity to vote on equity compensation plans and material revisions thereto, with limited exceptions set forth in the NYSE rules, including an exception for foreign private issuers such as Cascal, who follow the laws of the country of organization. Under Dutch law, a policy for remuneration of the members of our board must be adopted by the general meeting of shareholders. Our 2008 Long Term Incentive Plan, described in Item 6 “Directors, Senior Management and Employees — Compensation”, was approved and adopted by our sole shareholder at that time.

PART III
Item 17. Financial Statements
We furnish financial statements pursuant to Item 18.
Item 18. Financial Statements
Our consolidated financial statements are included at the end of this annual report at pages F-1 to F-71
Item 19. Exhibits

Exhibit
Number	Description

1.1	Articles of Association. (1)

2.1	Specimen Share Certificate. (1)

4.1.1	Instrument of Appointment by the Secretary of State for the Environment of The Bournemouth and District Water Company (now Bournemouth & West Hampshire Water Plc) as a water undertaker under the Water Act of 1989. (2)

4.1.2	Water Industry Act 1991 Section 13 Modifications of the Conditions of Appointment of Bournemouth and West Hampshire Water plc, effective April 1, 2005. (2)

4.1.3	Water Act 2003, Modification of the Conditions of Appointment of All Water and Sewerage Undertakers and All Water Undertakers, effective September 15, 2005. (2)

4.1.4	Water Act 2003, Section 37(4) and (5), Modification of Condition N of the Conditions of Appointment of Every Water Undertaker and Every Water and Sewerage Undertaker in England and Wales, effective October 1, 2005. (2)

4.1.5	Water Act 2003, Modification of the Conditions of Appointment of All Water and Sewerage Undertakers and All Water Undertakers, effective September 1, 2006. (2)

4.1.6	Water Industry Act 1991, Section 13(1) Modification of the Conditions of Appointment of Bournemouth and West Hampshire Water plc, effective December 15, 2006. (2)

4.1.7	Water Act 2003, Modification of the Conditions of Appointment of All Water and Sewerage Undertakers and All Water Undertakers, effective September 1, 2007. (2)

4.2.1	Share Purchase Agreement, dated June 27, 2006, between Biwater Plc, Adrian Edward White, and Cascal B.V. (2)

4.2.2	Supplement dated November 23, 2006, to the Share Purchase Agreement, dated June 27, 2006, between Biwater Plc, Adrian Edward White, and Cascal B.V. (2)

4.2.3	Addendum dated November 2, 2007, to Share Purchase Agreement, dated June 27, 2006, between Biwater Plc, Adrian Edwin White and Cascal B.V. (2)

4.3	Amended and Restated Secured Index-Linked Term Facility Agreement £65,000,000 Facility Agreement, dated April 20, 2005, made between Bournemouth & West Hampshire Water PLC, Bournemouth & West Hampshire Water Holdings Limited, Artesian Finance II PLC, Bournemouth Water PLC, West Hampshire Water PLC, and The Royal Bank of Scotland PLC, acting as Agent and as Index Calculation Agent. (2)

4.4.1	£10,110,000 Term and Letter of Credit Facility Agreement, dated June 21, 2006, made between Cascal Services Limited and The Royal Bank of Scotland PLC, as original Lender, Issuing Bank, Arranger and Agent. (2)

Exhibit
Number	Description

4.4.2	Amendment Agreement, dated June 29, 2007, relating to the £10,110,000 Term and Letter of Credit Facility Agreement, dated June 21, 2006, between Cascal Services Limited and The Royal Bank of Scotland PLC, acting as the sole Lender, Issuing Bank, Arranger and Agent. (2)

4.4.3	Subordination Agreement, dated June 29, 2007, among Cascal Services Limited, as Borrower, The Royal Bank of Scotland, as the Senior Creditor, and Biwater Capital PLC, as the Junior Creditor. (2)

4.5	£32,690,000 Subordinated Secured Term and Letter of Credit Facility Agreement, dated June 21, 2006, made between Bournemouth & West Hampshire Water Plc, The Royal Bank of Scotland PLC, as arranger, The Financial Institution listed in Schedule 1, as lender, The Royal Bank of Scotland PLC, as issuing bank, The Royal Bank of Scotland PLC, as agent of the other Facility Parties, and Cascal B.V. (2)

4.6.1	Secured Term Loan Facility Agreement, dated August 10, 2000, between The Greater Nelspruit Utility Company (Proprietary) Limited, The Development Bank of Southern Africa Limited, and Nedbank Limited. (2)

4.6.2	Amendment, dated August 4, 2005, to the Secured Term Loan Facility Agreement, dated August 10, 2000, between The Greater Nelspruit Utility Company (Proprietary) Limited, The Development Bank of Southern Africa Limited, and Nedbank Limited. (2)

4.7	Agreement Relating to Registration Rights and Other Matters between Biwater Investments Limited and Cascal B.V., dated as of January 1, 2008. (2)

4.8	Non-compete, Confidentiality and Director Non-Removal Agreement between Biwater plc and Cascal B.V., dated as of January 3, 2008. (2)

4.9	Operations and Maintenance Agreement, dated July 6, 2000, by and between Aguas De Panama, S.A. and Biwater International Limited. (2)

4.10.1	Fortis Letter of Guarantee of Loan Agreement between Siza Water Company (Proprietary) Limited and Biwater PLC, dated September 14, 2007. (2)

4.10.2	Deed of Indemnity, dated November 16, 2007, by Cascal B.V. for the benefit of Biwater Plc, in relation to Letter of Guarantee issued by Fortis Bank S.A./N.V., dated September 14, 2007. (2)

4.11.1	Amsterdam Letter Lease, dated September 26, 2006, between Equity Trust Co. N.V. and Cascal B.V. (2)

4.11.2	Side Agreement, dated October 3, 2006, between Cascal B.V. and Biwater Contracting B.V. relating to Amsterdam office lease. (2)

4.12	Intercompany Loan Agreement between Biwater PLC and Cascal B.V., dated April 30, 2007. (2)

4.13	Intercompany Loan Agreement between Cascal B.V. and Biwater PLC, dated June 21, 2007. (2)

4.14	Intercompany Loan Agreement between Cascal Services Limited and Biwater PLC, dated June 21, 2007. (2)

4.15	Intercompany Loan Agreement between Biwater B.V. and Cascal B.V., dated December 21, 2007, relating to the Deed of Priorities, dated November 16, 2007, between Biwater, Cascal and HSBC Bank plc. (1)

4.16.1	Intercompany Loan Agreement between Cascal B.V. and Biwater PLC, dated June 28, 2006. (2)

4.16.2	Amendment No. 1 to the Intercompany Loan Agreement, dated December 13, 2006, between Cascal B.V. and Biwater Plc. (2)

Exhibit
Number	Description

4.16.3	Amendment No. 2 to the Intercompany Loan Agreement, dated April 12, 2007, between Cascal B.V. and Biwater PLC. (2)

4.17.1	Loan Agreement, dated April 11, 2003, between Aguas de Panama, S.A. and International Finance Corporation. (2)

4.17.2	Amendment and Waiver Agreement No. 1 to Loan Agreement, dated June 27, 2003, between Aguas de Panama, S.A. and International Finance Corporation. (2)

4.17.3	Amendment Agreement No. 2 to Loan Agreement, dated October 28, 2003, between Aguas de Panama, S.A. and International Finance Corporation. (2)

4.17.4	Deed of Indemnity, dated November 16, 2007, by Cascal B.V. for the benefit of Biwater Plc, in relation to Guarantee and Share Retention Agreement between Aguas de Panama S.A. and International Finance Corporation, dated April 11, 2003. (2)

4.18	Services Agreement between Biwater International Limited and Cascal Services Limited, dated October 1, 2006. (2)

4.19	Office Sharing Agreement between Biwater Plc and Cascal Services Limited, dated October 1, 2006. (2)

4.20	Agreement for Office Space for Cascal Manager in Biwater Eko Activ Office in Sofia Bulgaria, dated December 5, 2007. (2)

4.21.1	Fifth Definitive Trust Deed and Rules of Biwater Retirement and Security Scheme, Ex-WCAPS Edition, dated April 1, 2003, among Biwater Plc and the Trustees. (2)

4.21.2	Biwater Retirement and Security Scheme, Deed of Correction, dated May 14, 2003. (2)

4.21.3	Biwater Retirement and Security Scheme, Deed of Alteration, dated June 24, 2003. (2)

4.21.4	Biwater Retirement and Security Scheme, Deed of Alteration, dated September 29, 2003. (2)

4.21.5	Biwater Retirement and Security Scheme, Deed of Alteration, dated September 30, 2003. (2)

4.21.6	Biwater Retirement and Security Scheme, Deed of Alteration, dated July 9, 2004. (2)

4.21.7	Biwater Retirement and Security Scheme, Deed of Adherence in respect of Farrer Consulting Limited, dated May 10, 2006. (2)

4.21.8	Biwater Retirement and Security Scheme, Deed of Alteration, dated January 18, 2008. (1)

4.21.9	Biwater Retirement and Security Scheme, Deed of Agreement, dated January 23, 2008. (1)

4.22	Name License between Biwater plc and Cascal N.V., dated as of November 1, 2007. (2)

4.23	Name License between Cascal N.V. and Biwater plc, dated as of November 1, 2007. (2)

4.24	2008 Long Term Incentive Plan. (2)

4.25	2008 Non-Executive Director Share Ownership Plan. (2)

4.26	Amendment and Restatement Agreement, dated June 12, 2008, for Cascal N.V. arranged by HSBC Bank PLC as Arranger, Agent, Security Agent, and Issuing Bank (relating to a Facility Agreement originally dated June 25, 2007, as amended and restated on November 2, 2007 and as further amended on November 19, 2007). (3)

4.27	Fee Letter, dated as of August 10, 2007, to Cascal B.V. from Biwater Plc. (2)

Exhibit
Number	Description

4.28	Amendment and restatement Agreement, dated June 28, 2009, for Cascal N.V. arranged by HSBC Bank PLC as Arranger, Agent, Security Agent, and Issuing Bank (relating to a facility agreement originally dated June 25, 2007, as amended and restated on November 2, 2007, as further amended on November 19, 2007, as further amended and restated on June 12, 2008, and as further amended on February 23,2009). (4)

4.29	The Facility Agreement, dated June 14, 2010, by and among Cascal Investments (UK) Limited (as Borrower and Original Guarantor), Macquarie Bank Limited (as Arranger), the Financial Institutions Listed in Part B of Schedule 1 (as Original Lenders), Macquarie Bank Limited (as Agent), and Macquarie Bank Limited (as Security Trustee).

6.1	Statement Regarding Computation of Per Share Earnings.

8.1	Subsidiaries of Cascal.

12.1	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act.

12.2	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act.

13.1	Certification furnished pursuant to Rule 13a-14(b) of the Securities Exchange Act (such certificate is not deemed filed for purpose of Section 18 of the Securities Exchange Act and is not deemed to be incorporated by reference into any filing under the Securities Act or the Securities Exchange Act).

13.2	Certification furnished pursuant to Rule 13a-14(b) of the Securities Exchange Act (such certificate is not deemed filed for purpose of Section 18 of the Securities Exchange Act and is not deemed to be incorporated by reference into any filing under the Securities Act or the Securities Exchange Act).

(1)	Incorporated by reference to our Registration Statement on Form F-1/A, File No. 333-148508, filed with the SEC on January 23, 2008.

(2)	Incorporated by reference to our Registration Statement on Form F-1, File No. 333-148508, filed with the SEC on January 7, 2008.

(3)	Incorporated by reference to our Annual Report on Form 20-F, filed June 25, 2008.

(4)	Incorporated by reference to our Annual Report on Form 20-F, filed July 7, 2009.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CASCAL N.V.
	By:	/s/ Stephane Richer
		Name:	Stephane Richer
Date: June 25, 2010		Chief Executive Officer

Report of Independent Registered Public Accounting Firm
To the board of directors and shareholders of Cascal N.V.:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statement of income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Cascal N.V. and its subsidiaries and joint ventures at March 31, 2010 and March 31, 2009 and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2010, in conformity with accounting principles generally accepted in The Netherlands. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, appearing in Item 15 Controls and Procedures. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which were integrated audits in the period ended March 31, 2010 and the period ended March 31,2009). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Accounting principles generally accepted in The Netherlands vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements.
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
As described in “Management’s Report on Internal Control over Financial Reporting” appearing under Item 15, management has excluded Cascal Water (Antigua) Limited, Veolia Water St. Maarten N.V. and Cascal Water (Caribbean) Limited from its assessment of internal control over financial reporting as of March 31, 2010, because they were acquired by the Company in purchase business combinations during the fiscal year. We have also excluded Cascal Water (Antigua) Limited, Veolia Water St. Maarten N.V. and Cascal Water (Caribbean) Limited from our audit of internal control over financial reporting. Cascal Water (Antigua) Limited, Veolia Water St. Maarten N.V. and Cascal Water (Caribbean) Limited are wholly-owned subsidiaries of Cascal N.V. whose total assets and total revenues represent less than 1.8% and 0.6% respectively, of the related consolidated financial statement amounts as of and for the year ended March 31, 2010.

As described in Note 1 to the consolidated financial statements, these financial statements have been prepared for the purposes of an annual U.S. Securities and Exchange Commission filing and do not represent the Statutory Annual Report & Accounts of the Company as of March 31, 2010 or for any of the periods presented as required under the Netherlands Civil Code.
The Hague, The Netherlands
June 25, 2010

/s/ W.H. Jansen RA
W.H. Jansen RA

The accompanying notes form an integral part of these consolidated financial statements.

Cascal
Consolidated Balance Sheets

		March 31,	March 31,
Amounts expressed in millions of USD	Notes	2010	2009
Assets
Fixed Assets
Intangible fixed assets	5	42.6	42.9
Tangible fixed assets	6	449.7	397.6
Financial fixed assets	7	25.2	19.3

		517.5	459.8

Current Assets
Stocks	8	2.7	2.2
Work in progress	8	2.6	3.7
Debtors	9	44.7	51.3
Cash at bank and in hand	10	41.4	34.7

		91.4	91.9

Total Assets	18	608.9	551.7

Shareholders’ Equity & Liabilities
Shareholders’ equity		148.5	118.2
Minority shareholders’ interest	11	35.9	35.1

Group Equity		184.4	153.3

Provisions	12	67.4	60.4
Deferred revenue	12	63.2	51.7
Negative goodwill	13	1.2	1.2
Long term liabilities	14	224.7	161.8
Current liabilities	15	68.0	123.3

Total Liabilities	18	424.5	398.4

Total Shareholders’ Equity and Liabilities		608.9	551.7

The accompanying notes form an integral part of these consolidated financial statements.

Cascal
Consolidated Statements of Income

Amounts, except share and per		Year ended March 31, 2010			Year ended March 31, 2009			Year ended March 31, 2008
share amounts, expressed in		Continuing	Discontinued		Continuing	Discontinued		Continuing	Discontinued
millions of USD	Notes	Operations	Operations	Total	Operations	Operations	Total	Operations	Operations	Total
Revenue	18	181.8	—	181.8	163.4	—	163.4	157.8	2.8	160.6

Operating Expenses
Raw and auxiliary materials and other external costs	19	52.2	—	52.2	42.0	—	42.0	34.5	0.7	35.2
Staff costs	18,20	38.6	—	38.6	33.7	—	33.7	33.7	0.6	34.3
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	18,21	25.4	—	25.4	23.0	—	23.0	22.7	0.1	22.8
Profit on disposal of intangible and tangible fixed assets		(1.3)	—	(1.3)	(0.7)	—	(0.7)	(0.7)	—	(0.7)
Other operating charges	22	28.5	—	28.5	28.6	—	28.6	27.1	1.0	28.1
Incremental offering-related costs		—	—	—	—	—	—	0.7	—	0.7

		143.4	—	143.4	126.6	—	126.6	118.0	2.4	120.4
Operating Profit	18	38.4	—	38.4	36.8	—	36.8	39.8	0.4	40.2

Gain/(loss) on disposal / termination of subsidiary	24	—	0.2	0.2	—	(0.1)	(0.1)	—	1.7	1.7
Net Financial Income and Expense
Exchange rate results		0.5	—	0.5	10.0	—	10.0	(2.3)	(0.1)	(2.4)
Interest income	18,25	0.9	—	0.9	2.7	—	2.7	2.8	0.1	2.9
Interest expense	18,25	(9.5)	—	(9.5)	(16.3)	—	(16.3)	(20.1)	(0.1)	(20.2)

		(8.1)	—	(8.1)	(3.6)	—	(3.6)	(19.6)	(0.1)	(19.7)

Profit before Taxation		30.3	0.2	30.5	33.2	(0.1)	33.1	20.2	2.0	22.2
Taxation	18,26	(5.6)	(0.1)	(5.7)	(14.3)	—	(14.3)	(9.4)	(0.3)	(9.7)

Profit after Taxation		24.7	0.1	24.8	18.9	(0.1)	18.8	10.8	1.7	12.5
Minority Interest	11	(1.3)	—	(1.3)	(1.0)	—	(1.0)	(0.9)	—	(0.9)

Net Profit	18	23.4	0.1	23.5	17.9	(0.1)	17.8	9.9	1.7	11.6

Earnings per share — Basic and Diluted	29	0.77	—	0.77	0.59	(0.01)	0.58	0.42	0.08	0.50

Weighted average number of shares — Basic and Diluted	29	30,573,696	30,573,696	30,573,696	30,566,007	30,566,007	30,566,007	23,329,982	23,329,982	23,329,982

The accompanying notes form an integral part of these consolidated financial statements.

Cascal
Consolidated Statements of Changes in Shareholders’ Equity
The changes in shareholders’ equity are summarized as follows:

	Issued	Common Shares			Unallocated
	share	Share premium	Currency	Retained	results
Amounts expressed in millions of USD	capital	account	translation	earnings	for the year	Total
Balance at March 31, 2007	14.5	26.2	12.5	(28.9)	14.3	38.6

Appropriation of prior year’s result	—	—	—	—	—	—
Issue of shares	6.5	98.2	—	—	—	104.7
Costs of share issue	—	(18.5)	—	—	—	(18.5)
Distributions to shareholders	—	(4.0)	—	—	—	(4.0)
Transfer of reserves	—	(12.8)	—	28.9	(16.1)	—
Net result for the year	—	—	—	—	11.6	11.6
Currency translation	3.2	(1.3)	2.4	—	—	4.3

Net movement for the year	9.7	61.6	2.4	28.9	(4.5)	98.1

Balance at March 31, 2008	24.2	87.8	14.9	—	9.8	136.7

Appropriation of prior year’s result	—	—	—	4.3	(4.3)	—
Distributions to shareholders	—	—	—	—	(5.5)	(5.5)
Net result for the year	—	—	—	—	17.8	17.8
Currency translation	(3.9)	—	(26.9)	—	—	(30.8)

Net movement for the year	(3.9)	—	(26.9)	4.3	8.0	(18.5)

Balance at March 31, 2009	20.3	87.8	(12.0)	4.3	17.8	118.2

Appropriation of prior year’s result	—	—	—	15.1	(15.1)	—
Issue of shares	—	0.1	—	—	—	0.1
Distributions to shareholders	—	—	—	—	(2.8)	(2.8)
Net result for the year	—	—	—	—	23.5	23.5
Currency translation	0.4	—	9.1	—	—	9.5

Net movement for the year	0.4	0.1	9.1	15.1	5.6	30.3

Balance at March 31, 2010	20.7	87.9	(2.9)	19.4	23.4	148.5

The issued share capital and share premium account balances in the above table reflect the retroactive effect of the recapitalization and stock split as shown in note 32 for the relevant comparative periods.
The authorized share capital of the Company as at March 31, 2010 amounts to EUR 50 million (USD 67.6 million) and consists of 100,000,000 common shares of EUR 0.50 (USD 0.68) each. Issued share capital amounts to EUR 15.3 million (USD 20.7 million) and consists of 30,581,343 common shares with a nominal value of EUR 0.50 (USD 0.68) each. Share capital denominated in Euros has been translated into US Dollars using the year end exchange rates set out in note 4 to these consolidated financial statements. For distributions per share see note 29 to these consolidated financial statements.
The currency translation account records the effect of exchange rates on the reported results and shareholders’ equity of subsidiaries and joint ventures when converted from their functional currency into the Group’s reporting currency.
The accompanying notes form an integral part of these consolidated financial statements.

Cascal
Consolidated Statements of Cash Flows

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in millions of USD	2010	2009	2008
Cash Flow from Operating Activities
Net profit	23.5	17.8	11.6
Adjustments for:
Minority interest	1.3	1.0	0.9
Taxation	5.7	14.3	9.7
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	25.4	23.0	22.8
Profit on disposal of intangible and tangible fixed assets	(1.3)	(0.7)	(0.7)
Interest income	(0.9)	(2.7)	(2.9)
Interest expense	9.5	16.3	20.2
Exchange rate results	(0.5)	(10.0)	2.4
(Increase)/Decrease in restricted cash balances	(0.4)	(0.1)	0.3
(Gain)/loss on disposal/termination of subsidiary	(0.2)	0.1	(1.7)
Changes in provisions	2.6	5.0	6.0
Changes in stocks and work in progress	0.9	(2.8)	0.2
Changes in debtors	8.4	(0.1)	2.9
Changes in current liabilities	—	(4.5)	(2.8)
Changes in long term debtors	—	—	(0.7)
Interest received	1.0	2.8	2.0
Interest paid	(12.3)	(10.0)	(14.6)
Tax paid	(9.3)	(6.8)	(7.2)

	53.4	42.6	48.4

Cash Flow from Investing Activities
Purchases of intangible fixed assets	(0.1)	(0.1)	(0.1)
Purchases of tangible fixed assets	(45.0)	(45.9)	(34.4)

Total capital expenditure	(45.1)	(46.0)	(34.5)

Proceeds from disposals of tangible fixed assets	1.5	1.7	1.1

Total proceeds from disposals of fixed assets	1.5	1.7	1.1

Purchase of joint ventures and subsidiaries, net of cash	(0.5)	(58.3)	0.4
Proceeds from disposal/termination of subsidiaries, net of cash	2.5	2.1	2.6

	(41.6)	(100.5)	(30.4)

Cash Flow from Financing Activities
Issue of shares (net of costs of issue)	0.1	—	86.2
Issue of shares to minority shareholder in China Water	—	2.0	3.3
New loans	5.5	57.2	16.8
Loans repaid	(8.9)	(12.9)	(86.2)
Changes in bank overdrafts	0.1	0.2	(7.7)
Distributions made to shareholders	(2.8)	(5.5)	(4.0)
Dividend paid to minority interests	(0.9)	(0.4)	(0.5)

	(6.9)	40.6	7.9

Total Cash Flow	4.9	(17.3)	25.9

Exchange and translation differences on cash at bank and in hand	1.8	(2.4)	0.2

	6.7	(19.7)	26.1

Cash at bank and in hand at beginning of period	34.7	54.4	28.3

Cash at bank and in hand at end of period	41.4	34.7	54.4

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
Group structure
From April 1, 2009 until March 31, 2010 between 41% and 42% of the Company’s stock has been publicly traded with the remainder owned by Biwater Investments Limited.
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
Basis of presentation
These consolidated financial statements have been prepared in accordance with the statutory provisions of Part 9, Book 2, of the Dutch Civil Code and the firm pronouncements in the Dutch Accounting Standards as issued by the Dutch Accounting Standards Board (Dutch GAAP). They do not represent the Statutory Annual Report & Accounts of the Company as of March 31, 2010 or for any of the periods presented (see note 3).
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
The accounting policies of subsidiaries and joint ventures are aligned with the accounting policies as disclosed in these consolidated financial statements prior to consolidation.

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
The consolidated financial statements comprise Cascal N.V. together with the following subsidiary companies and participating interests in joint ventures:

		Proportion of issued
Company	Domicile	capital held
BWH Investments BV	The Netherlands	100%(16)
BWH Holdings (South Africa) BV	The Netherlands	100%(16)
Cascal Holdings Limited	United Kingdom	100%(17)
Cascal Investment Limited	United Kingdom	100%
Cascal Services Ltd.	United Kingdom	100%
BWS Finance Ltd.	United Kingdom	100%
Cascal Plc	United Kingdom	100%(14)
Cascal (Bournemouth) Ltd. (formerly Bournemouth & West Hampshire Water Group Ltd)	United Kingdom	100%
Bournemouth & West Hampshire Holdings Ltd.	United Kingdom	100%
Bournemouth & West Hampshire Water Plc	United Kingdom	100%
Bournemouth Water Ltd.	United Kingdom	100%
West Hampshire Water Ltd.	United Kingdom	100%
BWH Enterprises Limited (formerly Bournemouth and West Hampshire Enterprise Limited)	United Kingdom	100%
Mill Stream Insurance Limited	Guernsey	100%
Aquacare (BWH) Ltd (formerly Aquacare (BWHW) Ltd.)	United Kingdom	100%(15)
Pre-Heat Limited	United Kingdom	100%
Avon Valley Water Ltd.	United Kingdom	100%
Cascal Investments (China) Limited	United Kingdom	100%(21)
Cascal (Chile) S.A.	Chile	100%(1)
Aguas Santiago S.A.	Chile	100%(1)
Servicios y Construcciones Biwater S.A.	Chile	100%(1)
Inversiones Libardon S.A.	Chile	100%(1)
Aguas Chacabuco S.A.	Chile	100%(1)
Aguas de Quetena S.A.	Chile	100%(1)
Bayesa S.A.	Chile	100%(1)
Inversiones Cascal S.A.	Chile	100%(1)
Inversiones Aguas del Sur Limitada	Chile	100%(1)
Servicomunal S.A.	Chile	100%(1)(18)
Servilampa S.A.	Chile	100%(1)(18)
Biwater Ingeniera y Proyectos S.A. de C.V.	Mexico	100%(1)(2)
Agua Mexicana y Operaciones S.A. de C.V.	Mexico	100%(1)(2)
Cascal Operations (Pty) Limited	South Africa	100%
The Greater Nelspruit Utility Company (Pty) Ltd.	South Africa	100%(4)
Siza Water Company (Proprietary) Limited	South Africa	73.42%(5)
P.T. Adhya Tirta Batam	Indonesia	50%(1)(3)
P.T. Adhya Tirta Sriwijaya	Indonesia	40%(1)(3)
Subic Water & Sewerage Company Inc.	Philippines	30%(3)
Aguas de Panama, S.A.	Panama	100%
The China Water Company Limited	Cayman Islands	87%
The China Water Company (Xinmin) Limited	British Virgin Islands	87%(6)

Proportion of issued
Company	Domicile	capital held
The China Water Company (Yanjiao) Limited	British Virgin Islands	87%(6)(11)
The China Water Company (Qitaihe) Limited	British Virgin Islands	87%(6)
The China Water Company (Fuzhou) Limited	British Virgin Islands	87%(6)(11)
CWC Water Management Company Limited	British Virgin Islands	87%(6)(23)
China Water Company (Fuzhou) Limited	Hong Kong	87%(6)
China Water Company (Yanjiao) Limited	Hong Kong	87%(6)
China Water Company (Zhumadian) Limited	Hong Kong	87%(6)
China Water Company (Yancheng) Limited	Hong Kong	87%(6)
Fuzhou CWC Water Company Limited	People’s Republic of China	62.64%(7)
(Shenyang) Xinmin CWC Water Company Limited	People’s Republic of China	79.09%(8)
Sanhe Yanjiao CWC Water Company Limited	People’s Republic of China	82.08%(9)
Qitaihe CWC Water Company Limited	People’s Republic of China	79.09%(10)
Yancheng China Water Company Limited	People’s Republic of China	42.63%(3)(12)(13)
Zhumadian China Water Company Limited	People’s Republic of China	44.37%(19)(20)
Cascal Water (Antigua) Ltd.	Antigua	100%(22)
Veolia Water St. Maarten N.V.	St. Maarten	100%(22)
Cascal Water (Caribbean) Ltd.	Anguilla	100%(22)

(1)	Indicates a December 31 reporting date has been used for consolidation into our March 31 results, and hence the results of these companies are incorporated with a three-month lag.

(2)	Operations were terminated in January 2008.

(3)	Jointly controlled entities, reported in these financial statements under the proportional consolidation method.

(4)	Includes a 52% interest owned by Cascal Operations (Pty) Limited.

(5)	Acquired on May 3, 2007.

(6)	100% of issued capital held by The China Water Company Limited.

(7)	72% of issued capital held by The China Water Company (Fuzhou) Limited.

(8)	90.91% of issued capital held by The China Water Company (Xinmin) Limited.

(9)	94.34% of issued capital held by The China Water Company (Yanjiao) Limited.

(10)	90.91% of issued capital held by The China Water Company (Qitaihe) Limited.

(11)	Dissolved on November 5, 2008.

(12)	Acquired on April 29, 2008.

(13)	49% of issued share capital held by China Water Company (Yancheng) Limited.

(14)	Company changed its name from Biwater Capital plc on September 26, 2007.

(15)	Company formed on March 4, 2008.

(16)	Liquidated on March 31, 2009.

(17)	Incorporated on September 25, 2008.

(18)	Acquired on June 27, 2008.

(19)	Acquired on July 23, 2008.

(20)	51% of issued share capital held by China Water Company (Zhumadian) Limited.

(21)	Company formed on May 5, 2009.

(22)	Acquired on December 15, 2009.

(23)	Dissolved on October 6, 2008.
Acquisition and divestment of Group companies
The results and separately identifiable assets and liabilities of acquired companies are consolidated from the date that a controlling interest is established.
Group companies continue to be consolidated up to the date of disposal, which is the date when the Group’s controlling interest is relinquished.

Purchases of a business from a third party are treated as business combinations, and accounted for at fair value. The fair value of the separable tangible and intangible assets acquired, less the fair value of liabilities acquired, is compared with the fair value of the consideration given, and any excess of consideration over and above the fair value of net assets acquired is accounted for in local currency as goodwill, which is included in intangible fixed assets and is then amortized over its useful economic life, up to a maximum of 20 years. Where the consideration is less than the fair value of net assets acquired if the negative goodwill relates to expected future losses this is recognized as a gain when the future losses are recognized. If it does not relate to future losses where the negative goodwill does not exceed non-monetary assets it is recognized over the useful life of those assets. Any remaining negative goodwill is recognized as a gain immediately.
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
Restricted cash is cash subject to restrictions by agreement with the Group’s banks, both in accordance with the operation of the Group’s borrowing facilities and to collateralize bonds and other guarantees given on behalf of the Group. In the cash flow statement such cash inflows or outflows are recorded within operating activities.
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

Revenue received in advance of performance is recognized as deferred revenue. When performance occurs, the deferred revenue is released and simultaneously reported as revenue. This situation primarily arises in the United Kingdom, where approximately 40% of the billing is based on property values and billed periodically throughout the year.
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
Deferred tax
The Company is required to make a judgment as to the value of any deferred tax assets to be recognized for loss carry-forwards. Deferred tax assets amounting to USD 20.5 million have been recognized on the balance sheet as of March 31, 2010. The deferred tax assets in respect of tax losses are regarded as more likely than not to be recoverable against future forecast taxable profits.
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
Certain of our subsidiaries engage in infrastructure construction projects that can last more than 12 months. Revenue and costs from such construction contracts are recognized on a percentage complete basis where the percentage complete can be reliably estimated. Where the percentage complete cannot be reliably estimated revenue from such construction contracts is recognized on final completion of the contract and costs incurred during construction are recognized as work in progress until construction is complete. As at March 31, 2009 percentage complete information could not be determined for such construction contracts and all revenue during the year ended March 31, 2009 was recognized using the completed contract method. As at March 31, 2010 percentage complete information can be determined for a number of such contracts and where available this has been used in calculating the revenue recognized during the year ended March 31, 2010.
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
      Other intangible assets
Within other intangible assets there are concessions and customer contracts recorded at fair value and amortized over the useful economic life of those agreements. The useful economic lives of those contracts and agreements range from 4 to 30 years.
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

Where there is a legal obligation on the Group to remove or retire an asset, the present value of the expected costs of disposal are recorded as part of the cost of the asset, together with the recognition of the future liability. The costs are included in the periodic depreciation charge for the asset, based on its useful economic life. At March 31, 2009 and 2010 the Group had no material legal or contractual obligations of this type.
      Amortization and depreciation
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
Impairment of non-current assets
At the balance sheet date, the Group undertakes an annual reassessment of whether there are any indications that non-current assets could be subject to impairment. If there are such indications, the recoverable amount of the asset concerned is estimated. If this is not possible, the recoverable amount of the cash-generating unit to which the asset belongs is identified. An asset is subject to an impairment loss if its book value is higher than its recoverable amount; the recoverable amount is the higher of the net realizable value through sale, or the value to the business from continued use. The net realizable value is determined by reference to current conditions in an active market. The value to the business from continued use is determined by using a discounted expected cash flow model.
An impairment loss, calculated as the difference between book value and the recoverable amount, is recognized as an expense.

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
Certain of our subsidiaries engage in infrastructure construction projects that can last more than 12 months. Revenue and costs from such construction contracts are recognized on a percentage complete basis where the percentage complete can be reliably estimated. Where the percentage complete cannot be reliably estimated revenue from such construction contracts is recognized on final completion of the contract and costs incurred during construction are recognized as work in progress until construction is complete. As at March 31, 2009 percentage complete information could not be determined for such construction contracts and all revenue during the year ended March 31, 2009 was recognized using the completed contract method. As at March 31, 2010 percentage complete information can be determined for a number of such contracts and where available this has been used in calculating the revenue recognized during the year ended March 31, 2010.
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
The pension provision carried in the balance sheet at March 31, 2010 is the present value of pension benefit obligations under the defined benefit plans, net of the fair value of the plans’ assets against which unrecognized actuarial gains and losses and unrecognized past service costs are set. The pension provision is measured annually by independent actuaries using the actuarial method known as the “Projected Unit Credit” method. The present value of the obligation is computed by discounting estimated future cash flows, using interest rates available from high quality corporate bonds having a term consistent with the term of the related pension obligation.
Actuarial gains and losses arising from changes in actuarial assumptions exceeding 10% of the higher of pension benefit obligations and the fair value of plan assets at the beginning of the financial year are credited or charged to the statement of income over the expected average remaining service lives of the employees concerned. Actuarial gains and losses within this 10% band are not recognized, as they are regarded as falling within the level of normal variations expected in the assets and liabilities of a pension plan.
Unrecognized past service costs are taken directly to the statement of income unless the changes in the pension plan depend on the employees affected remaining in service for a specific period (the qualifying period). In that case, the past service costs are recognized on a straight line basis over the qualifying period.
In addition the Group has liabilities under a pre-existing defined benefit pension plan in connection with its subsidiary in Zhumadian, China. Under the plan there are retired and semi-retired employees for which there is a pension liability. However no future liabilities can accrue in connection with current non-retired employees or any new employees. The liability will be discharged over time out of cash resources and there are no plan assets.

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
Derivative financial instruments and hedging
The Group may, from time to time, enter into certain derivative financial instruments. The Group has not designated any of these as hedging instruments. Instruments that are derivatives will be recognized in the balance sheet at fair value. Fair value is the amount at which the derivative could be settled between a willing buyer and seller in an arm’s length transaction. In general, changes in the fair values of derivatives that are effective as hedges are matched in either the statement of income or shareholders’ equity with the changes in the underlying asset or liability or cash flows that are attributable to the hedged risk. Changes in the fair value of derivatives that are not effective as hedges are recognized directly in the statement of income. At March 31, 2010 and at March 31, 2009 the Group had no such derivative contracts outstanding.
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
Related party transactions
Approximately 58% of the Company’s share capital is held by Biwater Investments Limited, whose ultimate parent is Biwater Holdings Limited (formerly Biwater Plc). The remaining shares are publically traded on the New York Stock Exchange. All companies in the Biwater Group are treated as related parties and details of transactions with the Biwater Group are outlined in note 30.
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
Note 24 to these financial statements includes the disclosures required under Dutch GAAP relating to discontinued operations.
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

The following important changes have been made to the guidelines in the 2009 edition of the Dutch Accounting Standards and become mandatory for the Company’s financial year ending March 31, 2011, the effects of which on the Company’s accounting policies have been considered by the directors:
Financial fixed assets — In the event of the acquisition of a subsidiary with a negative net equity value at the time of the acquisition the obligations of this subsidiary that will affect the acquirer should be considered in the calculation of the goodwill. Furthermore the existing guidance on the recognition of subsidiaries with a negative net equity value is clarified. The condition that the part of the loss of the subsidiary which is not yet recognized should be disclosed has been cancelled. (DAS 214);
Pensions — This completely revised standard is based on the organization and practice of the Dutch pension system. The requirement for funding of unconditional pension rights and the mandatory transfer of these rights to an insurer or a pension fund play an important role in the new accounting standard. Furthermore the distinction between defined benefit plans and defined contribution plans has been abandoned. As a consequence of this, in many cases the reporting entity will only have to recognize the premium payable to the insurer or pension fund in the income statement, instead of an actuarially calculated expense. When, apart from paying premiums, other liabilities arise from the pension plan, a provision for these liabilities shall be taken into account. This standard may result in an important simplification for the accounting of pension plans. The first adoption of Standard 271.3 should be accounted for as a change in accounting policies, so the adaptations must be recognized in the financial statements with retrospective effect. The existing pension liability will be released in equity. (DAS 271.3);

3—Statutory Annual Report & Accounts
These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in The Netherlands (Dutch GAAP). This is the same basis of presentation as the Statutory Annual Report and Accounts. However these consolidated financial statements do not represent the Statutory Annual Report & Accounts of the Company as of March 31, 2010 or for any of the periods presented.
4—Exchange rates
The following table provides the year end and average exchange rates for the currencies as included in the table against one US Dollar.

		Average		Average		Average
	As at	year ended	As at	year ended	As at	year ended
	March 31,	March 31,	March 31,	March 31	March 31,	March 31,
	2010	2010	2009	2009	2008	2008
Euro	0.739	0.711	0.753	0.708	0.631	0.705
British Pound	0.659	0.632	0.698	0.592	0.503	0.498
Chilean Peso	524.750	539.250	582.250	556.860	436.850	502.325
Mexican Peso	12.325	13.196	14.103	12.035	10.667	10.832
South African Rand	7.344	7.856	9.510	8.718	8.127	7.174
Indonesian Rupiah	9,100.000	9,884.000	11,555.000	10,260.000	9,205.000	9,171.000
Philippine Peso	45.190	47.329	48.325	46.135	41.770	44.217
Chinese Yuan	6.826	6.828	6.834	6.871	7.012	7.448

5—Intangible fixed assets

Amounts expressed in millions of USD	Goodwill	Water rights	Other	Total
Net book value at March 31, 2008
At cost	5.4	18.0	4.4	27.8
Accumulated amortization	(2.4)	(5.9)	(1.1)	(9.4)

	3.0	12.1	3.3	18.4

Changes during the year:
Acquisition of minority interests, joint ventures and subsidiaries (notes 11, 27 and 28)	5.0	3.7	22.5	31.2
Additions	0.1	—	—	0.1
Amortization	(0.5)	(0.5)	(1.1)	(2.1)
Currency translation differences—cost	(1.1)	(4.9)	(0.7)	(6.7)
Currency translation differences—amortization	—	1.6	0.4	2.0

	3.5	(0.1)	21.1	24.5

Net book value at March 31, 2009
At cost	9.4	16.8	26.2	52.4
Accumulated amortization	(2.9)	(4.8)	(1.8)	(9.5)

	6.5	12.0	24.4	42.9

Changes during the year:
Additions	—	—	0.1	0.1
Amortization	(0.4)	(0.6)	(1.5)	(2.5)
Currency translation differences—cost	0.6	1.8	0.3	2.7
Currency translation differences—amortization	—	(0.5)	(0.1)	(0.6)

	0.2	0.7	(1.2)	(0.3)

Net book value at March 31, 2010
At cost	10.0	18.6	26.6	55.2
Accumulated amortization	(3.3)	(5.9)	(3.4)	(12.6)

	6.7	12.7	23.2	42.6

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
Other intangible fixed assets includes an amount of USD 1.1 million at March 31, 2010 (2009: USD 1.0 million) in respect of payments made by Aguas Santiago S.A. between 1999 and 2003 to another water company operating in Santiago for the right to inter-connect with the latter’s sewerage main network. This right lasts in perpetuity and continues to be used. The right is being amortized for financial statement purposes over an estimated useful economic life of 40 years.

6—Tangible fixed assets

	Land and		Plant and	Fixtures
Amounts expressed in millions of USD	buildings	Infrastructure	equipment	& fittings	Total
Net book value at March 31, 2008
At cost	78.7	240.2	184.7	13.4	517.0
Accumulated depreciation	(14.9)	(44.5)	(81.4)	(9.9)	(150.7)

	63.8	195.7	103.3	3.5	366.3

Changes during the year:
Acquisition of joint ventures and subsidiaries (notes 27 and 28)	15.4	73.5	4.1	0.1	93.1
Additions (note 18)	3.7	27.9	15.0	1.3	47.9
Disposals	(0.4)	(0.2)	(0.4)	—	(1.0)
Depreciation	(2.2)	(7.6)	(10.1)	(1.0)	(20.9)
Reclassifications — cost(1)	9.7	3.8	(12.1)	(0.6)	0.8
Reclassifications — depreciation(1)	(3.4)	(2.5)	4.6	0.5	(0.8)
Other	—	—	—	—	—
Currency translation differences—cost	(19.0)	(59.8)	(46.9)	(3.7)	(129.4)
Currency translation differences—depreciation	4.1	11.9	22.8	2.8	41.6

	7.9	47.0	(23.0)	(0.6)	31.3

Net book value at March 31, 2009
At cost	88.0	285.3	144.4	10.7	528.4
Accumulated depreciation	(16.3)	(42.6)	(64.1)	(7.8)	(130.8)

	71.7	242.7	80.3	2.9	397.6

Changes during the year:
Acquisition of joint ventures and subsidiaries (note 28)	0.2	—	5.5	—	5.7
Additions (note 18)	1.2	30.5	9.9	1.8	43.4
Disposals	—	(0.1)	(0.1)	—	(0.2)
Depreciation	(2.2)	(8.5)	(11.1)	(1.1)	(22.9)
Other	—	(0.2)	0.2	—	—
Currency translation differences—cost	4.3	22.6	8.5	0.6	36.0
Currency translation differences—depreciation	(0.9)	(4.4)	(4.1)	(0.5)	(9.9)

	2.6	39.9	8.8	0.8	52.1

Net book value at March 31, 2010
At cost	93.7	337.9	167.4	12.2	611.2
Accumulated depreciation	(19.4)	(55.3)	(78.3)	(8.5)	(161.5)

	74.3	282.6	89.1	3.7	449.7

(1)	Management reviewed asset categories as part of the Group’s preparations for compliance with Section 404 of the Sarbanes-Oxley Act and as a result certain tangible fixed assets were reclassified during the year ended March 31, 2009.

Net Book Value of Assets subject to Finance Leases included in tangible fixed assets

	Land and		Plant and	Fixtures
Amounts expressed in millions of USD	buildings	Infrastructure	equipment	& fittings	Total
Net book value at March 31, 2009
At cost	—	3.0	13.2	0.3	16.5
Accumulated depreciation	—	(0.3)	(6.3)	(0.3)	(6.9)

	—	2.7	6.9	—	9.6

Net book value at March 31, 2010
At cost	—	1.4	14.2	0.3	15.9
Accumulated depreciation	—	(0.2)	(7.4)	(0.3)	(7.9)

	—	1.2	6.8	—	8.0

During the year ended March 31, 2009 the Group sold some assets in secondary rental for a nominal amount, and then purchased them back for a similar nominal amount. The book values were reclassified from leased assets to owned assets.
Assets in course of Construction

	Land and		Plant and	Fixtures
Amounts expressed in millions of USD	buildings	Infrastructure	equipment	& fittings	Total
Net book value at March 31, 2009	0.3	44.7	0.4	—	45.4

Net book value at March 31, 2010	0.7	25.8	26.6	—	53.1

During the year ended March 31, 2010 the Group recorded revenue of approximately USD Nil (2009: less than USD 0.1 million) from a non-monetary transaction entered into in 1995 for the purposes of acquiring a raw water storage reservoir. The income and the asset obtained are recorded at the fair value of the non-monetary goods surrendered. The transaction has now concluded.
During the year ended March 31, 2010 an amount of USD 1.9 million (2009: USD 0.1 million) was capitalized in respect of interest incurred during construction of tangible fixed assets. As at March 31, 2010, interest totaling USD 6.9 million (2009: USD 5.0 million) has been capitalized.
No freehold properties at March 31, 2010 are encumbered with mortgages.
The Group has no material asset retirement obligations.

7—Financial fixed assets

	Long term	Deferred	Restricted
Amounts expressed in millions of USD	debtors	tax assets	cash balances	Total
Balance at March 31, 2008	3.0	18.9	4.9	26.8
Less: Short term portion	—	(0.1)	—	(0.1)

Long term portion	3.0	18.8	4.9	26.7

Changes during the year:
Acquisition of joint ventures and subsidiaries (notes 27 and 28)	—	1.1	—	1.1
Additions	—	—	0.1	0.1
Redemptions	—	—	(1.1)	(1.1)
Deferred taxes charged in the statement of income	—	(0.8)	—	(0.8)
Decrease in provision	0.2	—	—	0.2
Transfer to short term debtors	(2.2)	—	—	(2.2)
Currency translation difference	(0.2)	(3.6)	(0.8)	(4.6)

Balance at March 31, 2009	0.8	15.6	3.1	19.5
Less: Short term portion	—	—	(0.2)	(0.2)

Long term portion	0.8	15.6	2.9	19.3

Changes during the year:
Additions	—	—	0.4	0.4
Redemptions	—	—	(0.2)	(0.2)
Deferred taxes credited in the statement of income	—	4.0	—	4.0
Currency translation difference	0.2	0.9	0.5	1.6

Balance at March 31, 2010	1.0	20.5	3.8	25.3
Less: Short term portion	—	(0.1)	—	(0.1)

Long term portion	1.0	20.4	3.8	25.2

For more details on the Group’s deferred tax assets see note 26.
Long-term debtors include USD 0.3 million at March 31, 2010 (2009: USD 0.2 million) receivable from land developers in Santiago, Chile. These amounts become due prior to the new developments being connected to the water and sewerage infrastructure.
In the opening balance at March 31, 2008 long term debtors included the long term portion of the promissory notes with an aggregate nominal value of USD 2.5 million each due from the Government of Belize in respect of the sale of Belize Water Services Limited. One promissory note matured at each of the first four anniversary dates of the completion of the sale of the Company’s shares in Belize Water Services Limited. The promissory notes were held to maturity and were recorded in these financial statements at their face value less provision, plus accrued interest. The promissory notes bore interest at 10% per annum. In total, four promissory notes were issued, each with a nominal value of USD 2.5 million. These four promissory notes have matured and were settled on time and in full and at March 31, 2010 no amounts in connection with these promissory notes are shown in either long term debtors or current assets. As at March 31, 2009 the one remaining note at that time was included in current assets together with accrued interest on the remaining note as of the balance sheet date and no balances in connection with the promissory notes were shown in long term debtors.
8—Stocks and work in progress

	March 31,	March 31,
Amounts expressed in millions of USD	2010	2009
Raw materials and consumables	2.7	2.1
Work in progress	2.6	3.7
Finished products and goods for resale	—	0.1

	5.3	5.9

Work in progress is mainly comprised of costs on long term construction projects in China.

9—Debtors

	March 31,	March 31,
Amounts expressed in millions of USD	2010	2009
Trade debtors(1)	35.7	32.0
Provision for bad & doubtful debts	(7.2)	(4.0)

Trade debtors, net	28.5	28.0

Receivables from affiliated companies*	0.3	1.3
Income taxes	2.7	2.3
Other taxes and social security	1.1	1.9
Promissory notes	—	2.4
Other debtors	4.1	4.9
Prepayments	8.0	10.5

	44.7	51.3

*	Affiliated companies are companies in the Biwater Group and partners in our proportionately consolidated companies.
Prepayments includes USD 5.1 million (2009: USD 4.1 million) that falls due after more than 12 months from the balance sheet date.
Promissory notes at March 31, 2009 were comprised of the nominal value, USD 2.5 million, of a note issued by the Government of Belize that was due to mature on October 3, 2009 together with accrued interest thereon of USD 0.1 million less a provision against non-payment of USD 0.2 million. The note was settled on time and in full.
(1)	Trade debtors at March 31, 2009 included an amount of USD 7.1 million that was receivable by Aguas de Panama S.A. and related to the cumulative incremental revenue arising from rate increases that came into effect on September 1, 2006, May 1, 2007, April 1, 2008 and September 1, 2008. These amounts were received in full during the year ended March 31, 2010.
Provision for Bad and Doubtful Debts

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in millions of USD	2010	2009	2008
Opening Balance	4.0	3.0	2.0
Amounts provided during the period	0.9	1.0	1.5
Acquisition of subsidiaries	2.4	1.6	—
Write off of amounts previously provided	(0.6)	(1.0)	(0.3)
Currency translation differences	0.5	(0.6)	(0.2)

Closing Balance	7.2	4.0	3.0

10—Cash at bank and in hand

	March 31,	March 31,
Amounts expressed in millions of USD	2010	2009
Cash at bank and in hand	25.7	23.0
Short term deposits	19.3	14.2
Less: Restricted cash balances (see note 7)	(3.8)	(3.1)
Other cash equivalents—liquidity fund	0.2	0.6

	41.4	34.7

Of the cash held on deposit, USD 3.8 million (2009: USD 3.1 million) was subject to restriction by agreement with the Group’s bankers, both in accordance with the operation of the Group’s borrowing facilities and to collateralize performance bonds and other guarantees given on behalf of the Group. Of this amount, USD 3.8 million (2009: USD 2.9 million) was not available for use by the Group for more than 12 months after the balance sheet date. The Group’s bankers have a legal right of set off in respect of the monies held on deposit.
The cash at bank and in hand is available on demand. The short term deposits mature within 3 months.

11—Minority shareholders’ interest

	March 31,	March 31,	March 31,
Amounts expressed in millions of USD	2010	2009	2008
Balance at beginning of period	35.1	16.1	10.6
Changes during the year:
Minority interest in subsidiary acquired during the year	—	16.8	1.0
Issue of shares	—	2.0	3.3
Share of profits	1.3	1.0	0.9
Dividends paid and payable	(0.9)	(0.4)	(0.5)
Purchase of minority interest	—	(0.5)	—
Currency translation differences	0.4	0.1	0.8

Balance at end of period	35.9	35.1	16.1

On November 15, 2006, the Group acquired 87% of The China Water Company Limited. At March 31, 2008, 2009 and 2010 minority shareholders’ interest includes 13% of the net assets of China Water. In addition, there are minority shareholdings in a number of China Water’s subsidiaries.
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
The minority interest arising from acquisition of subsidiaries in the year ended March 31, 2009 relates to the acquisition of a 51% shareholding in a newly incorporated subsidiary providing water services to the inhabitants of Zhumadian, China (see note 28).
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

12—Provisions & deferred revenue

	Pension	Deferred	Deferred	Other
Amounts expressed in millions of USD	provisions	tax liabilities	revenue	provisions	Total
Balance at March 31, 2008	14.2	51.5	60.7	—	126.4

Acquisition of subsidiaries	1.4	6.1	—	—	7.5
Contributions receivable	—	—	8.2	—	8.2
Employer contributions payable	(1.9)	—	—	—	(1.9)
Charged/(credited) to statement of income	0.3	6.2	(1.6)	—	4.9
Currency translation differences	(3.7)	(13.7)	(15.6)	—	(33.0)

Balance at March 31, 2009	10.3	50.1	51.7	—	112.1

Acquisition of subsidiaries	—	—	—	2.5	2.5
Contributions receivable	—	—	5.4	—	5.4
Employer contributions payable	(3.1)	—	—	—	(3.1)
Charged/(credited) to statement of income	1.4	2.3	(1.1)	—	2.6
Currency translation differences	0.5	3.4	7.2	—	11.1

Balance at March 31, 2010	9.1	55.8	63.2	2.5	130.6

      Pension provisions
Cascal operates a defined benefit pension plan in the United Kingdom which offers both pensions in retirement and death benefits to members. Pension benefits are related to the member’s final salary at retirement and their length of service. This plan has been closed to new participants since February 17, 2003. Contributions to the plan for the year ending March 31, 2011 are expected to be GBP 1.9 million (USD 2.9 million). The pension plan currently provides that pensions are indexed on the basis of inflation.
The Group also operates smaller defined pension plans in its proportionately consolidated operations in Indonesia and The Philippines. Additionally the Group has liabilities under a pre-existing defined benefit pension plan in connection with its subsidiary in Zhumadian, China. Under the plan there are retired and semi-retired employees for which there is a pension liability. However no future liabilities can accrue in connection with current non-retired employees or any new employees. The liability will be discharged over time out of cash resources and there are no plan assets.
A full actuarial valuation of the U.K. plan was carried out as at January 29, 2008 and has been updated to March 31, 2009 and March 31, 2010 by a qualified independent actuary. The principal assumptions used by the actuary were as follows:

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

The assets invested in the plan and their expected returns were:

	Long term rate of	Value at
	return expected at	March 31, 2009
	March 31, 2009	USD millions
Equities	8.40%	21.4
Property	6.90%	5.5
Gilts	4.30%	22.7
Corporate Bonds	6.60%	15.8
Cash	4.60%	1.0

		66.4

The actual return on plan assets during the year ended March 31, 2009 was a loss of USD 9.1 million.
The pension obligations can be analyzed as follows:

	Year ended March 31, 2009
Amounts expressed in millions of USD	U.K.	Other	Total
Obligations for:
Pension benefits	(8.8)	(1.5)	(10.3)

Movements in the pension provision for defined benefit plans are as follows:
At April 1, 2008	(14.1)	(0.1)	(14.2)

Pension liability acquired (see note 28)	—	(1.4)	(1.4)

Attributed pension costs for defined benefit plans	(0.9)	—	(0.9)
Pension contributions paid	1.9	—	1.9
Movement in actuarial position	0.6	—	0.6
Currency translation differences	3.7	—	3.7

At March 31, 2009	(8.8)	(1.5)	(10.3)

Related deferred tax asset
At April 1, 2008	3.9	—	3.9

Movement during the year	(0.4)	—	(0.4)
Currency translation differences	(1.0)	—	(1.0)

At March 31, 2009	2.5	—	2.5

The pension benefits obligation as at March 31, 2009 can be analyzed as follows:
Present value of pension benefit obligation	(74.5)	(1.6)	(76.1)
Fair value of plan assets	66.5	0.1	66.6

Present value of pension benefit obligation not funded by plan assets	(8.0)	(1.5)	(9.5)
Unrecognized actuarial (gains)/losses	(0.8)	—	(0.8)
Currency translation differences	—	—	—

Net pension benefit obligation	(8.8)	(1.5)	(10.3)

Pension cost in the statement of income can be analyzed as follows:
Pension benefits accrued in the year	(0.5)	—	(0.5)
Interest attributed	(6.0)	—	(6.0)
Expected return on plan assets	5.6	—	5.6
Net actuarial gains/(losses) recognized in the year	0.6	—	0.6

Pension costs of defined benefit plans	(0.3)	—	(0.3)
Pension contributions to defined contribution plans	(0.3)	(0.4)	(0.7)

Total pension costs	(0.6)	(0.4)	(1.0)

As at March 31, 2010
Discount rate	5.60%
Rate of salary increase	4.45%
Rate of increase to pensions in payment	3.45%
Rate of inflation	3.45%
The discount rate assumption was chosen with reference to the yield on the iBoxx AA Sterling rated over 15 year bond index as at March 31, 2010 with allowance made for the term of the liabilities of approximately 15 years.
The assets invested in the plan and their expected returns were:

	Long term rate of	Value at
	return expected at	March 31, 2010
	March 31, 2010	USD millions
Equities	8.40%	30.8
Property	6.90%	6.9
Gilts	4.50%	29.8
Corporate Bonds	5.80%	20.5
Cash	4.40%	0.2

		88.2

The actual return on plan assets during the year ended March 31, 2010 was USD 20.1 million.
The pension obligations can be analyzed as follows:

	Year ended March 31, 2010
Amounts expressed in millions of USD	U.K.	Other	Total
Obligations for:
Pension benefits	(7.7)	(1.4)	(9.1)

Movements in the pension provision for defined benefit plans are as follows:
At April 1, 2009	(8.8)	(1.5)	(10.3)

Attributed pension costs for defined benefit plans	(1.4)	(0.1)	(1.5)
Pension contributions paid	3.1	0.1	3.2
Movement in actuarial position	—	—	—
Currency translation differences	(0.6)	0.1	(0.5)

At March 31, 2010	(7.7)	(1.4)	(9.1)

Related deferred tax asset
At April 1, 2009	2.5	—	2.5

Movement during the year	(0.5)	—	(0.5)

Currency translation differences	0.2	—	0.2

At March 31, 2010	2.2	—	2.2

The pension benefits obligation as at March 31, 2010 can be analyzed as follows:
Present value of pension benefit obligation	(99.2)	(1.6)	(100.8)
Fair value of plan assets	88.2	0.2	88.4

Present value of pension benefit obligation not funded by plan assets	(11.0)	(1.4)	(12.4)
Unrecognized actuarial (gains)/losses	3.3	—	3.3
Currency translation differences	—	—	—

Net pension benefit obligation	(7.7)	(1.4)	(9.1)

Pension cost in the statement of income can be analyzed as follows:
Pension benefits accrued in the year	(0.8)	—	(0.8)
Interest attributed	(5.2)	—	(5.2)
Expected return on plan assets	4.6	—	4.6
Net actuarial gains/(losses) recognized in the year	—	—	—

Pension costs of defined benefit plans	(1.4)	—	(1.4)
Pension contributions to defined contribution plans	(0.7)	(0.4)	(1.1)

Total pension costs	(2.1)	(0.4)	(2.5)

In addition to the defined benefit pension plans described above, Group companies in the United Kingdom, South Africa and China operate defined contribution plans for their employees’ benefit. Contributions to these plans are charged in the statement of income in the year that they become due and payable. The cost of providing these benefits in the year ended March 31, 2010 was USD 1.1 million (2009: USD 0.7 million; 2008: USD 0.6 million). There have been no significant changes to the defined contribution plans during the period affecting comparability.
     Deferred Revenue
Deferred revenue arises in respect of contributions to capital expenditure received from developers in the United Kingdom, Chile, China and South Africa where consideration is received in the form of cash or assets in return for which the relevant Group company takes on an obligation to provide water and wastewater services to customers in future years.

Deferred revenue is recognized over periods ranging between 10 and 80 years.
13—Negative goodwill

	March 31,	March 31,	March 31,
Amounts expressed in millions of USD	2010	2009	2008
Balance at beginning of period	1.2	1.2	1.2
Acquisition of subsidiaries	—	—	—
Amortization	—	—	(0.1)
Currency translation differences	—	—	0.1

Balance at end of period	1.2	1.2	1.2

The negative goodwill arose from the Company’s acquisition of 87% of The China Water Company Limited on November 15, 2006. The period of amortization for this negative goodwill is between 19 and 28 years.
14—Long term liabilities

	Unsecured	Secured	Financial
Amounts expressed in millions of USD	bank loans	bank loans	leases	Other	Total
Balance at March 31, 2008	1.1	184.5	10.5	0.9	197.0
Less: Short term portion	—	(5.3)	(1.4)	(0.1)	(6.8)

Long term portion	1.1	179.2	9.1	0.8	190.2

Changes during the year:
Acquisition of subsidiaries	20.2	7.7	—	—	27.9
New loans	8.7	48.1	0.4	—	57.2
Interest added to loan balance	—	6.0	—	—	6.0
Repayment of loans	—	(11.6)	(1.3)	—	(12.9)
Transfer to current liabilities (1)	—	(60.0)	—	—	(60.0)
Currency translation differences	(0.2)	(43.4)	(2.7)	(0.1)	(46.4)

Balance at March 31, 2009	29.8	131.3	6.9	0.8	168.8
Less: Short term portion	(1.5)	(4.6)	(0.9)	—	(7.0)

Long term portion	28.3	126.7	6.0	0.8	161.8

Changes during the year:
Acquisition of subsidiaries	—	—	—	—	—
New loans	0.9	3.0	0.1	—	4.0
Interest deducted from loan balance	—	(1.7)	—	—	(1.7)
Repayment of loans	—	(7.2)	(1.0)	(0.1)	(8.3)
Transfer from current liabilities (1)	—	60.0	—	—	60.0
Currency translation differences	—	9.6	0.6	0.1	10.3

Balance at March 31, 2010	30.7	195.0	6.6	0.8	233.1
Less: Short term portion	(1.5)	(5.8)	(1.1)	—	(8.4)

Long term portion	29.2	189.2	5.5	0.8	224.7

(1)	This represents the balance of our revolving loan facility which was due to expire on March 31, 2010. This loan facility was amended and restated on June 26, 2009 and is now due to expire on June 30, 2011. Therefore in the year ended March 31, 2009 the balance was transferred to current liabilities and in the year ended March 31, 2010 was transferred back to long term liabilities following the amendment and restatement of the facility on June 26, 2009.
The long term liabilities at March 31, 2010 are repayable as follows:

	Unsecured	Secured	Financial
Amounts expressed in millions of USD	bank loans	bank loans	leases	Other	Total
Year ending March 31, 2012	1.5	62.7	1.1	0.1	65.4
Year ending March 31, 2013	2.2	3.3	1.1	0.1	6.7
Year ending March 31, 2014	2.9	1.9	1.1	0.1	6.0
Year ending March 31, 2015	2.9	1.7	1.1	0.1	5.8
Due after 5 years	19.7	119.6	1.1	0.4	140.8

The long term liabilities at March 31, 2010 are denominated in the following currencies:

	Unsecured	Secured	Financial
Amounts expressed in millions of USD	bank loans	bank loans	leases	Other	Total
US Dollar (USD)	—	59.6	—	—	59.6
British Pounds (GBP)	0.2	111.5	5.1	0.1	116.9
South African Rand (ZAR)	—	8.0	0.4	—	8.4
Unidades de Fomento (UF)	0.8	7.9	—	—	8.7
Chinese Yuan (RMB)	28.2	—	—	—	28.2
Other	—	2.2	—	0.7	2.9
UF refers to Unidades de Fomento as used in Chile as an inflation-adjusted currency, used principally for business transactions.
The long term liabilities at March 31, 2010 relate to loans and other payables that have:

	Unsecured	Secured	Financial
Amounts expressed in millions of USD	bank loans	bank loans	leases	Other	Total
Fixed interest rates	1.0	127.4	—	0.8	129.2
Floating interest rates	28.2	61.8	5.5	—	95.5

	29.2	189.2	5.5	0.8	224.7

Average interest rates applied during the year	6.36%	3.35%	3.22%	0.00%	3.70%
The fair value of the long term loans with fixed interest rates amount to USD 117.0 million as at March 31, 2010.
On November 2, 2007, we entered into a USD 30 million credit facility with HSBC Bank Plc. Of this amount, (a) USD 20 million was a revolving loan facility intended for general corporate purposes, reducing less efficient existing group debt, repayment of a loan from The China Water Company Limited, repayment of an inter-company loan granted by Bournemouth & West Hampshire Water plc and for general working capital purposes, and (b) USD 10 million was a guarantee facility intended to be used to provide guarantees to replace existing ones, and to issue new or renewed guarantees on behalf of certain subsidiaries. Following the completion of our initial public offering in February 2008, the revolving loan facility bears interest at a rate based on one, two, three or six month U.S. Dollar LIBOR plus a margin that increases in multiple steps beginning from 0.80% per annum if the ratio of the Company’s and its subsidiaries’ net borrowings to EBITDA is less than 1:1 up to 1.75% per annum if that ratio is greater than 3.5:1. The term of this facility was due to expire on March 31, 2010 but was replaced by an amended and restated facility from June 12, 2008, which increased the facility to USD 70 million of which USD 60 million was a revolving loan facility intended for general corporate purposes . This amended and restated facility was amended and restated itself on June 26, 2009 with the amount of the facility unchanged. This latest amendment and restatement has a two year term ending June 30, 2011 and its revolving loan component bears interest at a rate based on one, two, three or six month U.S. Dollar LIBOR plus a margin that increases in multiple steps beginning from 2.50% per annum if the ratio of the Company’s and its subsidiaries’ net borrowings to EBITDA is less than 2.0:1 up to 4.50% per annum if that ratio is greater than 3.5:1. This loan requires several financial covenants to be tested on a quarterly basis including maintenance tests and operating covenants, including a restriction on incurring indebtedness.
On April 20, 2005 the Group’s U.K. subsidiary, Bournemouth & West Hampshire Water Plc (BWHW), took out a GBP 65 million (USD 124.4 million) index-linked long-dated loan from Artesian Finance Plc. The loan is due for repayment on September 30, 2033. The interest rate is fixed at 3.084% for the duration of the loan and interest is payable every six months on September 30 and March 31. The principal amount of the loan increases by the United Kingdom Retail Price Index (RPI) each year, with the indexation being charged to the statement of income as part of the overall finance expense. The Artesian Finance Plc loan agreement imposes financial covenants concerning the regulated business’ net debt as a percentage of its regulated capital value. If this percentage exceeds the level permitted by the terms of the loan, BWHW forgoes its ability to make dividend distributions until the percentage is brought back below the permitted level. As at March 31, 2010 the outstanding balance of the loan was GBP 74.1 million (USD 112.4 million). This loan requires several financial covenants to be tested on a semi-annual basis, most notably net debt (as defined in the loan documentation) to regulated capital value.
BWHW is also party to a 20-year capital lease of which GBP 3.9 million (USD 5.9 million) was outstanding at March 31, 2010. Repayments of principal and interest are made annually and commenced in January 1998. Interest is based on the three month variable rate of LIBOR.

BWHW has perpetual debentures outstanding for GBP 86,000 (USD 0.1 million) at 4% per annum and GBP 77,000 (USD 0.1 million) at 5% per annum.
The Group’s South African subsidiary, The Greater Nelspruit Utility Company (Pty) Limited (GNUC), has two loans from Development Bank of Southern Africa (DBSA) the aggregate amount of which at March 31, 2010 was Rand 50.1 million (USD 6.8 million). The loans were arranged to finance infrastructure development over a 20-year period. Both loans bear interest at a fixed rate of 13.08% per annum and the interest is payable quarterly in arrears. The initial loan is repayable in sixty consecutive quarterly installments, which commenced on December 31, 2005 following a five-year grace period. The final payment is due on September 30, 2020. The additional loan is also repayable in sixty quarterly installments beginning December 31, 2005 with the final payment under this loan agreement also due on September 30, 2020. The DBSA loans are secured on GNUC’s “A” preference shares.
The Company’s subsidiary, Siza Water Company (Proprietary) Limited, has a bank loan outstanding in the amount of ZAR 13.7 million (USD 1.9 million) at March 31, 2010. The loan bears interest at a fixed rate of 12.61% per annum. Quarterly capital repayments of ZAR 0.4 million (USD 0.1 million) commenced on February 6, 2008 and end on November 6, 2017. The loan is secured by a guarantee of ZAR 15.1 million (USD 2.1 million) provided by HSBC.
On January 13, 2004, one of the Group’s wholly owned subsidiaries in Chile entered into a loan facility with Banco BICE in the principal amount of UF 258,339 (USD 8.8 million). The loan bears interest at a fixed rate of 6.49% per annum and is payable in equal monthly installments of UF 3,176 (USD 0.1 million), with the final payment due on January 13, 2013. The loan is secured by accounts receivable due from a major customer. As of March 31, 2010, the outstanding principal balance was UF 106,111 (USD 4.2 million).
On November 28, 2002 another of the Company’s Chilean subsidiaries obtained a loan from Banco de Chile in the principal amount of UF 114,075 (USD 3.8 million). The loan bears interest at a fixed rate of 6.50% per annum and is payable in equal monthly installments of UF 1,188 (less than USD 0.1 million) plus interest, with the final payment due on June 5, 2011. The loan is guaranteed by another one of Cascal’s Chilean subsidiaries. As of March 31, 2010, the outstanding principal balance was UF 21,389 (USD 0.9 million). The subsidiary that obtained this loan is no longer operating and consequently the entire outstanding principal is shown in the short term portion as Banco BICE can ask for full repayment under the terms of the loan agreement. Currently, there is no indication from Banco BICE that it will ask for full repayment and payments are being made as described above.
Aguas Santiago in Chile has unsecured obligations to developers under reimbursable funds arrangements, for a total of UF 21,828 (USD 0.9 million) at an average interest rate of 4.00% with a maturity date of October 2021.
Servicomunal in Chile has unsecured obligations to developers under reimbursable funds arrangements, for a total of UF 96,072 (USD 3.8 million) at an average interest rate of 4.34% with various different maturity dates.
Servilampa in Chile has unsecured obligations to developers under reimbursable funds arrangements, for a total of UF 31,801 (USD 1.3 million) at an average interest rate of 5.50% with various different maturity dates.
Zhumadian in China has an unsecured loan from the Zhumadian City Investment Company Limited which acts on behalf of the ultimate lender the State Development Bank, that has a principal outstanding as at March 31, 2010 of RMB 163 million (USD 23.9 million). The loan has a variable interest rate based on the interest rate announced by the State Development Bank plus 0.5%. The interest rate has averaged 6.44% during the fiscal year 2010. The loan is repayable in twice yearly installments in June and November each year. These installments increase through the term of the loan with the final installment due on June 20, 2018.
The Group’s Indonesian joint venture, PT Adhya Tirta Batam (ATB), has a term loan from CIMB NIAGA Bank. The balance outstanding at March 31, 2010 was IDR 58,209 million (USD 6.4 million). The original principal amount of the loan is IDR 60,900 million (USD 6.7 million) which has been drawn in stages beginning in December 2008 with the latest drawdown occurring in August 2009. The loan is secured by assignment of certain fixed and current assets of the company, assignment of insurances and a right to step-in to the company’s management under an event of default.

On April 11, 2002 the Group’s Panamanian subsidiary, Aguas de Panama, S.A., entered into a term loan facility with International Finance Corporation. The facility consists of two loans. USD 6 million was advanced under Loan A and USD 10 million under Loan B. Capital repayments under both loans commenced during the year ended March 31, 2005. Annual repayments of capital are currently scheduled at USD 2.4 million in aggregate for both loans. As of March 31, 2010 the aggregate capital outstanding amounted to USD 4.0 million. Interest is calculated based on LIBOR together with the relevant spread. As of March 31, 2010 the interest rate was 4.596% for Loan A and 4.346% for Loan B. The loans are secured by a combination of a share pledge contract assignments and a mortgage in favor of the lender.
15—Current liabilities

	March 31,	March 31,
Amounts expressed in millions of USD	2010	2009
Current installments of long term liabilities	8.4	7.0
Short term loans (1)	2.9	61.9
Bank overdrafts	0.3	0.2
Trade creditors	10.9	10.5
Amounts payable to affiliated companies *	0.1	0.1
Income taxes payable	5.6	5.4
Other taxes and social security	1.5	1.0
Accruals	10.2	7.6
Deferred income	10.6	9.6
Capital expenditure creditors	7.1	9.5
Other creditors	10.4	10.5

	68.0	123.3

(1)	At March 31, 2009 this included the USD 60 million balance of our revolving loan facility which was due to mature on March 31, 2010. This loan facility has been amended and restated as described in note 14.

*	Affiliated companies are companies in the Biwater Group and partners in our proportionately consolidated companies.
Security has been provided in respect of the current installments of long term liabilities and bank overdrafts by a charge over short term deposits, trade debtors and stocks. The short term bank loans incur interest at a weighted average rate of 5.8% per annum.
The Group has undrawn lines of credit as follows:
Cascal N.V. has a USD 2 million overdraft facility with HSBC. At March 31, 2010 the undrawn amount of the facility was USD 2 million.
BWHW has a GBP 5 million (USD 7.6 million) overdraft facility with Lloyds TSB Bank Plc, which was in place at March 31, 2009 and 2010. At March 31, 2010 the undrawn amount of the facility was GBP 5 million (USD 7.6 million) (2009: GBP 5 million). Its availability is next scheduled for review on March 31, 2011, when it is expected to be renewed on substantially the same terms.
The Group’s Chilean subsidiaries, Bayesa S.A., Aguas Santiago S.A. and Aguas de Quetena S.A., have credit lines available with Banco BICE, BCI and Banco de Chile totalling CHP 176 million (USD 0.3 million).
The Group’s Indonesian joint venture company, PT Adhya Tirta Batam (ATB), has an overdraft facility (100%) of IDR 6,000 million (USD 0.7 million). At March 31, 2010, the overdraft balance was IDR 6,000 million (USD 0.7).
16—Financial instruments and risks
The Company is exposed to credit risk, interest rate risk and currency risk.
Concentration of credit risk

The Group is subject to credit risk through trade and long term debtors. Credit risk with respect to trade debtors is minimized because of the large number of low value, geographically dispersed customers to whom the Group provides its services. At March 31, 2009, Aguas de Panama S.A. was owed USD 7.1 million that was overdue (see note 9). This balance was received during the year ended March 31, 2010. Other than this balance, there was no single customer or group of customers who, if unable to pay the amount they owe to the Group, would have a material adverse effect on consolidated liquidity, financial position and results of operations.
Short term cash deposits are placed with high quality creditworthy financial institutions.
Interest risk rate
The Group’s interest rate risk arises from long term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The exposure to cash flow interest rate risk is limited through entering into interest swaps on a selective basis to increase and extend the amount of borrowings subject to fixed rates of interest. No interest rate swaps exist at March 31, 2010.
Currency risk
The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US Dollar and the British Pound. Currency risks arise from the following sources:
•	Transactional exposure;

•	Translational exposure from investments in foreign entities; and

•	Exposure from non-functional currency denominated debt.
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
An exception to this practice was the GBP 38 million (USD 75.5 million) that the Group borrowed from Royal Bank of Scotland in June 2006 in order to partially finance the USD 86.4 million distribution from share premium to shareholders on June 26, 2006. In using British Pounds to finance a US Dollar-denominated transaction, management took into account the effect that a strengthening of the British Pound would have on the value of the profits reported by our U.K. project company in US Dollar terms as well as the net equity in our U.K. project company, both of which would increase under such circumstances. Due to the strengthening of the British Pound against the USD during the ensuing period, unrealized foreign exchange losses amounting to USD 1.0 million have been recorded in the consolidated statement of income for the year ended March 31, 2008 as a result of retranslating this monetary liability using the period end exchange rate. The GBP 38 million was repaid before the end of the fiscal year 2008 using proceeds from the Company’s initial public offering.
Fair value of financial assets and liabilities
The fair values of cash, and other current assets and liabilities that will be realized in cash in the short term, are considered to be equal to their carrying values because of their short term durations. The carrying values of long term liabilities with floating rates of interest attached are similarly assumed to reflect fair values because the interest rate re-prices on a regular basis to reflect market rates. Long term liabilities with fixed rates of interest attached are carried at amortized cost.

17—Contingent liabilities and commitments
Amounts due under non-cancelable operating leases in effect at March 31, 2009 and 2010 amount to:

	Year ended	Year ended
	March 31,	March 31,
Amounts expressed in millions of USD	2010	2009
Due within one year	0.4	0.4
Due after 1 year	0.2	0.2
Due after 2 years	0.1	0.1
Due after 3 years	0.1	0.1
Due after 4 years	0.1	0.1
Due after 5 years	0.9	1.0

	1.8	1.9

Operating lease rentals of USD 0.5 million for the year ended March 31, 2010 (2009: USD 0.5 million, 2008: USD 1.1 million) are reported in raw materials and other operating charges. Commitments for capital expenditure at March 31, 2010 total USD 10.6 million. In addition, in the ordinary course of business, the Group has committed itself to capital expenditure programs as a term of concession agreements and plans presented to the water regulatory authorities.
Certain subsidiaries and joint ventures are the subject of claims and other proceedings. Such matters typically involved disputes between the relevant Group company and its clients arising from the parties’ interpretation of contractual conditions and obligations. The directors and their legal counsel believe that the subsidiaries and joint ventures concerned have valid defenses and intend to contest such claims and proceedings vigorously. As at March 31, 2010, no loss amount has been accrued because a loss is not considered probable or estimable.
At March 31, 2010, the Group has granted guarantees, performance and bid bonds amounting to USD 10.0 million (2009: USD 12.5 million).
The defined benefit pension plan in the United Kingdom that is referred to in note 12 is part of the Biwater Retirement and Security Scheme (BRASS). There are two sub-funds established within BRASS. The Cascal sub-fund is called the Water Company Section and the other sub-fund is called the Main Section and is the United Kingdom defined benefit pension plan for Biwater Plc and a number of its United Kingdom subsidiaries. Although the Water Company Section constitutes a separate sub-fund, it is established under the same documentation that governs the Main Section and shares the same trustees. Effective upon the admission to trading of our shares on the New York Stock Exchange, the trustees have agreed with Biwater to terminate their right to merge the Water Company Section and the Main Section. The Main Section was under-funded on a full buy-out basis, as determined under the United Kingdom pension statute which is different from Dutch GAAP and US GAAP, by GBP 96.3 million (USD 138.0 million) as at the last valuation for these purposes, which was at January 28, 2008.
One of the Group’s joint venture companies—Subicwater—is involved in a dispute with one of its minority shareholders—Olongapo City Government, or Olongapo City—in relation to amounts due to Olongapo City from Olongapo City Water District (OCWD) from whom the original concession was obtained. Such amounts are in relation to periods prior to the Subicwater concession. Subicwater originally entered into the concession based on the understanding that all prior obligations of OCWD had been settled under the terms of an agreement between Olongapo City and OCWD entered into in November 1997. Olongapo City subsequently contended that it would prefer to be a creditor of Subicwater (as opposed to a shareholder) and receive the old disputed OCWD amounts from Subicwater. However, Olongapo City has subsequently continued to act as a shareholder in Subicwater and has appointed directors of Subicwater, who have attended board meetings. Olongapo City obtained a Writ of Execution from the local courts in July 2003. In October 2003 Subicwater filed a Motion for Reconsideration by the local courts, which was rejected. In December 2003 Subicwater succeeded in obtaining an injunction from the Court of Appeals that prevented the local courts and Olongapo City from enforcing the Writ of Execution. In March 2006 Olongapo City appealed to the Supreme Court. Subicwater will continue to vigorously defend its position and believes that it will prevail on the merits. With interest, the amount of Olongapo City’s claim is approximately USD 64.4 million as of March 31, 2010.

Adhya Tirta Batam, the Group’s 50% joint venture on the island of Batam in Indonesia, has been subject to an investigation by the KPPU, the Business Competition Supervisory Commission. It was asserted that ATB acted in an anti-competitive manner, and potentially in breach of monopoly powers, by failing to connect certain new properties to the water network. On October 14, 2008 the KPPU found against ATB. ATB appealed this decision and, on February 4, 2009, the court ruled in favor of ATB and overturned the original decision by the KPPU. The KPPU subsequently appealed the district court decision. In April 2010 ATB received a copy of a Letter from the Supreme Court to the District Court over-ruling its decision. ATB has yet to receive details of the reasoning behind the Supreme Court’s ruling. Once this is received ATB will consider the possibility of seeking a re-examination by the Supreme Court. If not ATB will become liable for the fine of Rupiah 2 billion (USD 0.2 million) levied by the KPPU.
The Group has outstanding letters of credit in the amount of GBP 8.6 million (USD 13.1 million) as at March 31, 2010 in favor of the trustees of the Water Company Section of the U.K. defined benefit pension plan. In May 2009 the trustees agreed in principle to reduce the letter of credit to GBP 7.1 million (USD 10.8 million) based on the latest actuarial valuation as at January 29, 2008, which showed a deficit on the Water Company Section of GBP 7.1 million.
Bournemouth & West Hampshire Water (BWHW), trading as Aquacare, is an appointed representative of London & General Insurance (LGI) for the activity of insurance selling and as such this activity is regulated by the Financial Services Authority (FSA). On April 1, 2009 as part of a group reorganization, BWHW transferred the trade and assets relating to the insurance business to its subsidiary undertaking, Aquacare (BWH) Limited. Aquacare (BWH) Limited is not however itself appointed or registered as an Appointed Representative, but has been selling insurance policies as if it were with effect from this date. This was an administrative oversight and action was taken to correct the situation after it was identified, but the FSA may take action against the company. The company believes the action would not be of a significant or material nature.
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

Revenue—geographical analysis

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in millions of USD	2010	2009	2008
United Kingdom	81.2	83.7	94.8
South Africa	24.5	20.3	21.7
Indonesia	14.7	13.0	11.3
China	31.6	20.9	10.0
Chile	15.3	11.3	7.6
Caribbean region	11.1	10.7	8.8
The Philippines	3.0	2.9	2.9
Holding Companies	3.1	3.0	5.3
Less: Inter-segment sales	(2.7)	(2.4)	(4.6)

Continuing Operations	181.8	163.4	157.8

Discontinued Operations
Mexico	—	—	2.8

	181.8	163.4	160.6

Inter-segment sales principally relate to management and technical services charged by the holding companies to the operating segments. Such charges are determined based on arm’s length agreements between the entities concerned and are designed to enable the holding companies to recover the relevant costs that they have incurred together with a reasonable profit element thereon.
The table below analyzes total revenue between that derived from the Group’s regulated and unregulated activities.

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Revenue — Regulated and unregulated	2010	2009	2008
Regulated	140.9	131.1	133.2
Unregulated	40.9	32.3	27.4

	181.8	163.4	160.6

Operating profit—geographical analysis

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in millions of USD	2010	2009	2008
United Kingdom	22.6	23.9	31.9
South Africa	6.2	5.7	5.9
Indonesia	4.5	4.6	3.2
China	5.1	2.5	0.4
Chile	0.7	1.2	—
Caribbean region	4.6	4.5	3.7
The Philippines	1.3	1.2	1.2
Holding Companies	(6.6)	(6.8)	(6.5)

Continuing Operations	38.4	36.8	39.8

Discontinued Operations
Mexico	—	—	0.4

	38.4	36.8	40.2

Total assets—geographical analysis

	Year ended	Year ended
	March 31,	March 31,
Amounts expressed in millions of USD	2010	2009
United Kingdom	244.6	224.1
South Africa	57.1	39.7
Indonesia	18.6	11.3
China	170.1	165.4
Chile	69.8	64.4
Caribbean region	40.6	30.5
The Philippines	5.8	4.7
Holding Companies	2.3	11.5

Continuing Operations	608.9	551.6

Discontinued Operations
Mexico	—	0.1

	608.9	551.7

Total tangible and intangible fixed assets — geographical analysis

	Year ended	Year ended
	March 31,	March 31,
Amounts expressed in millions of USD	2010	2009
United Kingdom	213.6	198.3
South Africa	39.7	27.0
Indonesia	13.9	7.7
China	138.3	130.5
Chile	57.3	52.6
Caribbean region	24.2	19.7
The Philippines	3.7	3.0
Holding Companies	1.6	1.7

Continuing Operations	492.3	440.5

Discontinued Operations
Mexico	—	—

	492.3	440.5

Additions to tangible fixed assets—geographical analysis

	Year ended	Year ended
	March 31,	March 31,
Amounts expressed in millions of USD	2010	2009
United Kingdom	16.5	23.6
South Africa	6.2	7.7
Indonesia	5.2	3.6
China (1)	12.8	10.5
Chile	1.9	1.6
Caribbean region	—	—
The Philippines	0.8	0.9
Holding Companies	—	—

Continuing Operations	43.4	47.9

Discontinued Operations
Mexico	—	—

	43.4	47.9

Excluding tangible fixed assets added through acquisitions of subsidiaries.

(1)	Includes additions of USD 10.4 million (2009: USD 9.1 million) from our project in Zhumadian, China.

Total liabilities —geographical analysis

	Year ended	Year ended
	March 31,	March 31,
Amounts expressed in millions of USD	2010	2009
United Kingdom	210.7	196.9
South Africa	41.4	29.5
Indonesia	7.5	3.9
China	61.5	60.6
Chile	32.0	30.3
Caribbean region	8.0	7.8
The Philippines	1.8	1.6
Holding Companies	61.5	67.7

Continuing Operations	424.4	398.3

Discontinued Operations
Mexico	0.1	0.1

	424.5	398.4

Staff costs—geographical analysis

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in millions of USD	2010	2009	2008
United Kingdom	17.2	15.8	17.8
South Africa	6.6	5.3	5.5
Indonesia	1.5	1.5	1.4
China	6.6	5.7	2.6
Chile	2.1	1.7	1.5
Caribbean region(1)	0.2	—	—
The Philippines	0.3	0.3	0.3
Holding Companies	4.1	3.4	4.6

Continuing Operations	38.6	33.7	33.7

Discontinued Operations
Mexico	—	—	0.6

	38.6	33.7	34.3

(1)	In addition an average of 25 employees worked on our Panamanian project in the year ended March 31, 2010 (2009: 23, 2008: 27) but, as they are employed by Biwater under a contract arrangement, their costs are excluded from this table.
The average number of people employed by the Group during the year ended March 31, 2010 was 2,446 (2009: 2,394, 2008: 1,447) and can be segmented as follows:

Staff numbers—average

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2010	2009	2008
United Kingdom	354	334	312
South Africa	294	288	245
Indonesia	430	405	397
China	1,084	1,102	256
Chile	110	106	52
Caribbean region(1)	17	—	—
The Philippines	135	136	147
Holding Companies(2)	22	23	19

Continuing Operations	2,446	2,394	1,428

Discontinued Operations
Mexico	—	—	19

	2,446	2,394	1,447

(1)	In addition an average of 25 employees worked on our Panamanian project in the year ended March 31, 2010 (2009: 23, 2008: 27) but, as they are employed by Biwater under a contract arrangement, they are excluded from this table.

(2)	Average number of employees in the Netherlands during the year ended March 31, 2010 was nil (2009: nil, 2008: nil)
Depreciation and amortization—geographical analysis

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in millions of USD	2010	2009	2008
United Kingdom	(12.7)	(13.5)	(15.7)
South Africa	(1.7)	(1.3)	(1.2)
Indonesia	(1.4)	(0.9)	(0.9)
China (1)	(4.9)	(3.5)	(1.5)
Chile	(3.0)	(2.3)	(2.1)
Caribbean region	(1.2)	(0.8)	(0.8)
The Philippines	(0.3)	(0.3)	(0.2)
Holding Companies	(0.2)	(0.4)	(0.3)

Continuing Operations	(25.4)	(23.0)	(22.7)

Discontinued Operations
Mexico	—	—	(0.1)

	(25.4)	(23.0)	(22.8)

(1)	Includes amortization of negative goodwill.

Interest income—geographical analysis

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in millions of USD	2010	2009	2008
United Kingdom	0.1	0.7	1.1
South Africa	0.3	1.1	0.4
Indonesia	0.1	—	—
China	0.2	0.3	0.4
Chile	—	0.1	—
Caribbean region	0.1	—	—
The Philippines	—	—	—
Holding Companies	0.1	0.5	0.9

Continuing Operations	0.9	2.7	2.8

Discontinued Operations
Mexico	—	—	0.1

	0.9	2.7	2.9

Interest expense—geographical analysis

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in millions of USD	2010	2009	2008
United Kingdom	(2.0)	(10.4)	(11.5)
South Africa	(1.2)	(1.2)	(1.7)
Indonesia	(0.2)	—	(0.1)
China	(0.3)	(0.2)	—
Chile	(0.9)	(0.9)	(0.7)
Caribbean region	(0.3)	(0.5)	(0.8)
The Philippines	—	—	—
Holding Companies	(4.6)	(3.1)	(5.3)

Continuing Operations	(9.5)	(16.3)	(20.1)

Discontinued Operations
Mexico	—	—	(0.1)

	(9.5)	(16.3)	(20.2)

Tax expense—geographical analysis

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in millions of USD	2010	2009	2008
United Kingdom	(5.8)	(8.4)	(4.7)
South Africa	(1.5)	(1.5)	(1.2)
Indonesia	(1.2)	(1.4)	(1.0)
China	(1.7)	(0.9)	(0.7)
Chile	0.1	(0.4)	(0.2)
Caribbean region	0.7	(0.3)	(0.1)
The Philippines	(0.1)	(0.1)	(0.1)
Holding Companies	3.9	(1.3)	(1.4)

Continuing Operations	(5.6)	(14.3)	(9.4)

Discontinued Operations
Belize	(0.1)	—	—
Mexico	—	—	(0.3)

	(5.7)	(14.3)	(9.7)

Net profit—geographical analysis

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in millions of USD	2010	2009	2008
United Kingdom	15.0	5.8	18.3
South Africa	3.5	3.7	2.7
Indonesia	3.1	3.2	2.2
China	2.4	1.3	0.2
Chile	0.1	(1.0)	(1.4)
Caribbean region	5.1	3.7	2.8
The Philippines	1.3	1.1	1.1
Holding Companies	(7.1)	0.1	(16.0)

Continuing Operations	23.4	17.9	9.9

Discontinued Operations
Belize	0.1	0.2	1.3
Mexico	—	(0.3)	0.4

	23.5	17.8	11.6

Exchange rate results of USD 2.4 million have been charged, USD 10.0 million have been credited and USD 0.5 million have been credited in arriving at net profit for the years ended March 31, 2008, 2009 and 2010, respectively.
19—Raw and auxiliary materials and other external costs

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in millions of USD	2010	2009	2008
Fuel and Oil	1.2	1.3	1.5
Electricity	15.5	14.2	9.8
Chemicals	2.5	1.8	1.5
Other raw material costs	7.9	6.4	—
Raw and bulk water costs	4.1	3.6	—
Repairs and maintenance	7.2	6.4	—
Water Meter costs	0.8	0.7	—
Abstraction charges	1.7	1.8	—
Concession fees	0.7	0.6	—
Operating lease rentals	0.4	0.3	—
Other costs (1)	10.2	4.9	22.4

	52.2	42.0	35.2

(1)	In the year ended March 31, 2008 several categories of cost were not classified within our accounting system and were recorded as Other costs.
20—Staff costs

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in millions of USD	2010	2009	2008
Wages and salaries	34.6	31.6	32.2
Social charges	3.6	3.4	2.7
Pension charges	2.5	1.0	1.7
Staff redundancy costs	0.2	0.1	—
Capitalized own cost	(2.3)	(2.4)	(2.3)

	38.6	33.7	34.3

The compensation paid to the members of the board of directors for services in all capacities during the year ended March 31, 2010 was as follows (USD millions).

			Performance related	Number of stock options
Name	Salary and/or fees	Pension Contributions	compensation (1)	granted
Adrian White	0.1	—	—	—
Larry Magor	0.1	—	—	—
Stephane Richer	0.5	0.1	0.1	—
Charles Auster	0.1	—	—	—
Willy Biewinga	0.1	—	—	—
Mitchell Sonkin	0.1	—	—	—
Michael Wager	0.1	—	—	—
Total	1.1	0.1	0.1	—

(1)	Performance related compensation is in respect of a bonus paid in relation to the Company’s performance in the year ended March 31, 2009.
The Company operates a Long-Term Incentive Plan (LTIP) for the benefit of eligible directors, officers and employees. Each LTIP runs for a period of three years. The amounts awarded are based on share price performance and earnings per share growth over a measurement period of 12 months. Awards are settled by the Company in cash and no employees have opted to use this cash to purchase shares, as allowed under the scheme, during the years ended March 31, 2009 and 2010. During the year ended March 31, 2010 an amount of less than USD 0.1 million was charged to staff costs in the statement of income in respect of the LTIP’s operation.
21—Depreciation and amortization of intangible and tangible fixed assets

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in millions of USD	2010	2009	2008
Amortization of intangible fixed assets	2.5	2.1	1.6
Depreciation of tangible fixed assets	22.9	20.9	21.2
Amortization of negative goodwill	—	—	(0.1)

Continuing Operations	25.4	23.0	22.7

Discontinued Operations	—	—	0.1

	25.4	23.0	22.8

The aggregate amortization expense for intangible assets, for each of the next five years, is estimated to be approximately USD 2.5 million.
22—Other operating costs

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in millions of USD	2010	2009	2008
Accommodation	4.7	4.5	4.6
Communication	1.9	1.6	1.7
Legal and other professional fees	3.2	3.2	—
Audit and other accountancy fees	2.7	3.0	—
Professional fees	—	—	5.9
Insurance	2.0	2.0	—
Travel, subsistence and entertaining	1.5	1.7	—
Training and other staff related costs	1.4	1.0	—
Training, travel and other staff related costs	—	—	3.2
Operating lease rentals	0.1	0.1	—
Bad debts	1.1	1.0	1.3
Other costs (1)	9.9	10.5	11.4

	28.5	28.6	28.1

(1)	In the year ended March 31, 2008 several categories of cost were not classified within our accounting system and were recorded as Other costs.

23—Audit fees
The principal accountant fees and services for the fiscal years 2010 and 2009 are shown below.

Fees and services rendered ($m)	2010	2009

Audit Fees	1.6	1.4
Audit-Related Fees	0.4	0.3
Tax Fees	0.6	1.0
All Other Fees	0.1	0.3
Of the total fees of USD 2.7 million, USD 0.3 million relates to fees in relation to our principal accountant in The Netherlands.
Audit-Related Fees consist of reviews of quarterly financial statements.
Tax Fees consist of tax advisory, tax compliance and tax return preparation and review.
Other Fees consist of work on SEC and other external non-regulatory reporting requirements, audits required by regulatory bodies and other non-audit and non-tax professional advice.
24—Disposal of subsidiaries
On October 3, 2005 the Group sold its 83% interest in Belize Water Services Limited to the Government of Belize. Of the total purchase consideration given by the Government of Belize, amounting to USD 28.8 million, USD 9.9 million was deferred. This deferred consideration was originally secured by four promissory notes issued by the Government of Belize with a face value USD 2.5 million each, with one promissory note maturing at each of the first four anniversary dates of the completion of the above mentioned disposal. Each note bore interest at a rate of 10% per annum. On October 3, 2009 the final promissory note matured and was duly paid, together with accrued interest, by the Government of Belize to the Group. In light of this event the Company has released USD 0.2 million to income, which amount was originally provided in the consolidated accounts for the year ended March 31, 2006 against the face values of the then remaining three promissory notes. The amount provided was charged against the gain on disposal reported in the consolidated accounts for the year ended March 31, 2006 and so its release has been similarly classified in these financial statements.
On January 8, 2008, the Company agreed to an early termination of its operation and maintenance contract in Mexico. As a result of this agreement the operations of Mexico have been shown as discontinued in the years ended March 31, 2009 and 2008. The Company received a termination fee before tax of MXP 10.5 million (USD 1.0 million) and after the costs of termination and receipts for sale of assets made a profit before tax on termination of MXP 1.0 million (USD 0.1 million).
25—Net financial income and expense

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in millions of USD	2010	2009	2008
Exchange rate results	0.5	10.0	(2.4)

Interest income from third parties	0.9	2.7	2.9
Total interest income	0.9	3.2	2.9

Interest expense paid to third parties (1)	(10.6)	(9.1)	(20.2)
Loan arrangement fees	(2.5)	(1.2)	—
Capitalized interest	1.9	0.1	—
Loan indexation	1.7	(6.1)	—
Total Interest expense	(9.5)	(16.3)	(20.2)

Net financial income and expense	(8.1)	(3.6)	(19.7)

(1)	In the year ended March 31, 2008 several categories of interest expense were not classified within our accounting system and were recorded as Interest expense paid to third parties.

26—Taxation
Profit before taxation for both continuing and discontinued operations in the consolidated statements of income consists of the following:

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in millions of USD	2010	2009	2008
Profit before taxation:
The Netherlands	(4.5)	9.2	(14.3)
International	35.0	23.9	36.5

Total profit before taxation	30.5	33.1	22.2

Current tax
The Netherlands	(0.3)	0.5	0.4
International	7.6	6.8	9.0

Total	7.3	7.3	9.4

Deferred taxation:
The Netherlands	0.9	0.5	0.3
International	(2.6)	6.5	(0.3)

Total	(1.7)	7.0	—

Continuing Operations	5.6	14.3	9.4
Discontinued Operations	0.1	—	0.3

Total tax expense	5.7	14.3	9.7

Cash payments for taxation were USD 7.2 million, USD 6.8 million and USD 9.3 million for the years ended 2008, 2009 and 2010 respectively. The table below presents the overview of the tax effect on income and on equity.

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in millions of USD	2010	2009	2008
Income taxes—analysis of total income taxes
Income from continuing operations	5.6	14.3	9.4
Discontinued operations	0.1	—	0.3

Income taxes recognized in the statement of income	5.7	14.3	9.7
Retranslation of foreign currency assets and liabilities	2.5	(10.2)	(0.4)

Total	8.2	4.1	9.3

Income taxes—analysis of income taxes attributable to continuing operations

	Year ended March 31, 2010
Amounts expressed in millions of USD	Netherlands	International	Total
Current	(0.3)	7.6	7.3
Deferred	0.9	(2.6)	(1.7)

Total	0.6	5.0	5.6

	Year ended March 31, 2009
	Netherlands	International	Total
Current	0.5	6.8	7.3
Deferred	0.5	6.5	7.0

Total	1.0	13.3	14.3

	Year ended March 31, 2008
	Netherlands	International	Total
Current	0.4	9.0	9.4
Deferred	0.3	(0.3)	—

Total	0.7	8.7	9.4

     The table below presents the movements in the net deferred tax position.

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in millions of USD	2010	2009	2008
Income taxes-analysis of total deferred tax
Origination and reversal of temporary differences exclusive of items below	1.2	5.1	(1.9)
Acquisition of subsidiaries	—	5.0	1.2
Prior year adjustments	—	—	—
Adjustments for rate changes	—	—	(2.2)
Changes in tax legislation (1)	(4.1)	4.1	—
Increases in deferred tax assets not recognized	1.7	0.6	4.5
Decreases in deferred tax assets not recognized	(0.5)	(2.7)	(0.5)
Retranslation of foreign currency assets and liabilities	2.5	(10.2)	(0.4)

Total	0.8	1.9	0.7

(1)	In the year ended March 31, 2010 this relates to a change in U.K. tax law which means that dividends remitted from foreign operations are no longer subject to U.K. tax. As a result deferred tax provisions in our U.K. holding companies and Panamanian subsidiary in relation to potential remittances from our project company in Panama were reversed during the year ended March 31, 2010. In the year ended March 31, 2009 this related to a change in the system of tax allowances for industrial buildings in the United Kingdom which caused the recording of a deferred tax liability and corresponding charge to the statement of income.

The following is a reconciliation of the statutory corporate tax rate in The Netherlands with the effective rate as a percentage of profit before taxation for both continuing and discontinued operations, as reported in the consolidated statements of income:

	Year ended		Year ended		Year ended
Amounts expressed in millions of USD (except where stated)	March 31, 2010		March 31, 2009		March 31, 2008
Income before tax	30.5		33.1		22.2
Dutch average standard rate	25.5%		25.5%		25.5%
Income before tax at standard rate	7.8	25.5%	8.4	25.5%	5.7	25.5%
Disallowed expenditure	0.5	1.6	2.0	6.0	0.6	2.7
Non-taxable income	(0.1)	(0.3)	(0.3)	(0.9)	(0.3)	(1.4)
Prior period adjustments	(0.1)	(0.3)	0.2	0.6	—	—
Changes in tax rates	—	—	—	—	(2.2)	(9.9)
Changes in tax legislation (1)	(4.1)	(13.4)	4.1	12.4	—	—
Increases in deferred tax assets not recognized	1.7	5.6	0.6	1.8	4.5	20.3
Decreases in deferred tax assets not recognized	(0.5)	(1.6)	(2.7)	(8.2)	(0.5)	(2.2)
Inflation adjustment	0.2	0.6	(0.3)	(0.9)	(0.4)	(1.8)
Effect of overseas tax rates	(0.8)	(2.6)	(0.2)	(0.6)	1.5	6.8
Deferred tax on un-remitted foreign earnings	1.1	3.6	2.2	6.6	0.7	3.2
Other, net	—	—	0.3	0.9	0.1	0.5

Total tax charge	5.7	18.7%	14.3	43.2%	9.7	43.7%

(1)	In the year ended March 31, 2010 this relates to a change in U.K. tax law which means that dividends remitted from foreign operations are no longer subject to U.K. tax. As a result deferred tax provisions in our U.K. holding companies and Panamanian subsidiary in relation to potential remittances from our project company in Panama were reversed during the year ended March 31, 2010. In the year ended March 31, 2009 this related to a change in the system of tax allowances for industrial buildings in the United Kingdom which caused the recording of a deferred tax liability and corresponding charge to the statement of income.

The tables below present an overview of the nature of the balance sheet amounts (recognized and unrecognized and specified per balance sheet item).

	Year ended	Year ended
Amounts expressed in millions of USD	March 31, 2010	March 31, 2009
Income taxes-balance sheet analysis
Total deferred tax assets
Current	0.2	0.1
Non-current	33.4	26.7

Deferred tax assets not recognized
Current	(0.1)	—
Non-current	(13.0)	(11.2)

Net deferred tax assets
Current	0.1	0.1
Non-current	20.4	15.5
Deferred tax liabilities
Current	(1.5)	(1.3)
Non-current	(54.3)	(48.8)

Total deferred tax	(35.3)	(34.5)

	Year ended		Year ended
	March 31, 2010		March 31, 2009
Amounts expressed in millions of USD	Recognized	Unrecognized	Recognized	Unrecognized
Income taxes-analysis of deferred tax balances
Assets
Intangibles	0.1	—	0.1	1.3
Property, plant and equipment	5.4	1.1	5.2	1.3
Pension liabilities	2.6	—	2.6	—
Provisions	1.4	—	0.4	—
Deferred revenue	7.7	—	5.4	—
Losses carried forward	1.6	10.5	1.3	7.5
Financial fixed assets	—	1.2	0.1	1.1
Current assets	0.1	0.1	0.1	—
Finance lease obligations	0.2	—	0.2	—
Long term liabilities	—	—	0.1	—
Other, net	1.4	0.2	0.1	—

	20.5	13.1	15.6	11.2

Liabilities
Intangibles	(5.8)		(5.0)
Property, plant and equipment	(44.0)		(36.2)
Provisions	—		(0.2)
Financial fixed assets	—		—
Current assets	(1.5)		(1.2)
Long term liabilities	(0.5)		(0.3)
Investments in affiliates	(2.4)		(5.2)
Other, net	(1.6)		(2.0)

Net deferred tax liabilities	(55.8)		(50.1)

Net deferred tax position	(35.3)		(34.5)

	Year ended		Year ended
	March 31, 2010		March 31, 2009
Amounts expressed in millions of USD	Current	Non-current	Current	Non-current
Income taxes-analysis of deferred tax balances by jurisdiction
United Kingdom	—	(30.6)	—	(30.8)
South Africa	(1.5)	(1.3)	(1.2)	(0.9)
China	—	(0.6)	—	0.1
Indonesia	—	0.2	—	0.2
Chile	0.1	(0.2)	—	(0.4)
Mexico	—	—	—	—
The Netherlands	—	(2.4)	—	(1.5)
Panama	—	1.0	—	—

Total income taxes	(1.4)	(33.9)	(1.2)	(33.3)

Tax loss carryforwards

Amounts expressed in millions of USD	The Netherlands	UK	Chile	China	Total
March 31, 2009
Tax loss carryforwards	13.8	2.5	22.8	3.0	42.1

Tax effect	3.5	0.7	3.9	0.7	8.8
Deferred tax assets not recognized	(3.5)	(0.7)	(2.6)	(0.7)	(7.5)

Deferred tax asset recognized	—	—	1.3	—	1.3

March 31, 2010
Tax loss carryforwards	18.4	2.5	33.5	4.3	58.7

Tax effect	4.7	0.7	5.7	1.0	12.1
Deferred tax assets not recognized	(4.7)	(0.7)	(4.1)	(1.0)	(10.5)

Deferred tax asset recognized	—	—	1.6	—	1.6

Except for The Netherlands, the tax losses carried forward at March 31, 2010 do not expire at a future date, rather they remain available indefinitely to be set off against future taxable profits of the Group company to which they belong.
For The Netherlands, losses can be carried forward for 9 years from the date losses were incurred with the exception that losses incurred in 2002 and earlier can be carried forward only until the end of 2011.
Roll forward of deferred tax assets not recognized

Amounts expressed in millions of USD
Balance at March 31, 2007	8.5

Prior year adjustments	1.5
Increases in deferred tax assets not recognized	4.5
Decreases in deferred tax assets not recognized	(0.5)
Amounts recorded in equity on retranslation of foreign currency balances	1.2

Balance at March 31, 2008	15.2

Prior year adjustments	(0.1)
Increases in deferred tax assets not recognized	0.6
Decreases in deferred tax assets not recognized	(2.7)
Amounts recorded in equity on retranslation of foreign currency balances	(1.8)

Balance at March 31, 2009	11.2

Increases in deferred tax assets not recognized	1.7
Decreases in deferred tax assets not recognized	(0.5)
Amounts recorded in equity on retranslation of foreign currency balances	0.7

Balance at March 31, 2010	13.1

In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be recovered. The ultimate recovery of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully recover both recognized and unrecognized deferred tax assets, the Company would need to generate future taxable income of approximately USD 140.9 million in future periods. Pre-tax profits for the years ended March 31, 2008, 2009 and 2010 were USD 22.2 million, USD 33.1 million and USD 30.5 million, respectively.
Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will recover the benefits of these deductible differences to the extent deferred tax assets have been recognized at March 31, 2009 and 2010. The amount of the deferred tax asset considered recoverable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.
Subsequently recognized tax benefits relating to unrecognized deferred tax assets as of March 31, 2010 would be allocated to the consolidated statement of income.
27—Acquisition of interest in joint venture
On April 29, 2008 the Group completed the acquisition of a 49% interest in a new equity joint venture with the Government of Yancheng for delivery of water services to Yancheng City for RMB 200.6 million (USD 28.7 million). The equity joint venture has a 30-year concession to deliver water services to a population of more than 800,000 in Yancheng City. The acquisition of the interest in the equity joint venture supports the Company’s strategy of expansion of its operations in China.
The acquired business contributed revenue of USD 5.5 million and net profit of USD 0.2 million to the Group for the period from April 29, 2008 to March 31, 2009. If the acquisition had occurred on April 1, 2008, unaudited Group revenue would have been USD 163.9 million, unaudited net profit would have been USD 17.9 million and there would have been a negligible increase in unaudited earnings per share for the year ended March 31, 2009. If the acquisition had occurred on April 1, 2007 unaudited Group revenue would have been USD 166.6 million, unaudited net profit would have been USD 11.9 million and there would have been a USD 0.01 increase in unaudited earnings per share for the year ender March 31, 2008.
Details of net assets acquired and goodwill based on the Company’s purchase price allocation are as follows:

Amounts expressed in millions of USD

Purchase consideration:
— Cash paid	28.7
— Direct costs relating to the acquisition	—

Total consideration	28.7
Fair value of net assets acquired	(28.7)

Goodwill	—

The assets and liabilities arising from the acquisition are as follows:

		Acquiree’s
		carrying
Amounts expressed in millions of USD	Fair value	amount

Cash and cash equivalents	12.8	12.8
Property, plant and equipment (note 6)	42.7	30.9
Financial fixed assets (note 7)	0.6	0.1
Intangible fixed assets	33.7	—
Inventories	2.4	6.5
Receivables	2.8	3.7
Payables	(24.0)	(26.2)
Provisions and deferred revenue (note 12)	(8.4)	—
Long term liabilities	(4.0)	(4.6)

Net assets	58.6	23.2

Share of net assets acquired	28.7

Purchase consideration paid in cash		(28.7)
Share of cash and cash equivalents in joint venture acquired		6.3

Cash outflow on acquisition		(22.4)

The intangible fixed assets acquired represent the concession right acquired recorded at fair value. This concession right will be amortized over its useful life of 30 years.
28 — Acquisition of subsidiaries
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
The acquired business contributed revenue of USD 2.1 million and net profit of USD 0.1 million to the Group for the period from June 27, 2008 to December 31, 2008. The results of Chilean entities are incorporated into our consolidated results with a three-month lag due to having non-coterminous year ends. If the acquisition had occurred on April 1, 2008, unaudited Group revenue would have been USD 164.5 million, unaudited net profit would have been USD 17.9 million and there would have been a negligible increase in unaudited earnings per share for the year ended March 31, 2009. If the acquisition had occurred on April 1, 2007, unaudited Group revenue would have been USD 163.8 million, unaudited net profit would have been USD 11.8 million and there would have been a USD 0.01 increase in unaudited earnings per share for the year ended March 31, 2008.
Details of net assets acquired and goodwill based on the Company’s purchase price allocation are as follows:

Amounts expressed in millions of USD

Purchase consideration:
— Cash paid	18.2
— Direct costs relating to the acquisition	0.4

Total consideration	18.6
Fair value of net assets acquired	(15.3)

Goodwill	3.3

The assets and liabilities arising from the acquisition are as follows:

		Acquiree’s
		carrying
Amounts expressed in millions of USD	Fair value	amount

Cash and cash equivalents	1.4	1.4
Property, plant and equipment (note 6)	13.5	6.2
Financial fixed assets (note 7)	0.1	0.1
Intangible fixed assets	3.7	1.0
Receivables	3.2	2.9
Payables	(0.3)	(0.3)
Provisions and deferred revenue (note 12)	(1.8)	—
Long term liabilities	(4.1)	(4.5)
Short term portion of long term liabilities	(0.4)	(0.4)

Net assets	15.3	6.4

Net assets acquired	15.3

Purchase consideration paid in cash		(18.6)
Cash and cash equivalents in subsidiary acquired		1.4

Cash outflow on acquisition		(17.2)

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
Details of net assets acquired and goodwill based on the Company’s purchase price allocation are as follows:

Amounts expressed in millions of USD

Purchase consideration:
— Cash paid	1.6
— Direct costs relating to the acquisition	—

Total consideration	1.6
Fair value of net assets acquired	(1.6)

Goodwill	—

The assets and liabilities arising from the acquisition are as follows:

		Acquiree’s
	Fair	carrying
Amounts expressed in millions of USD	value	amount

Cash and cash equivalents	1.7	1.7
Property, plant and equipment (note 6)	3.7	2.3
Financial fixed assets (note 7)	—	—
Intangible fixed assets	—	0.3
Receivables	0.2	0.2
Payables	(2.6)	(2.6)
Provisions and deferred revenue (note 12)	(0.1)	—
Long term liabilities	(1.2)	(1.0)
Short term portion of long term liabilities	(0.1)	(0.1)

Net assets	1.6	0.8

Net assets acquired	1.6

Purchase consideration paid in cash		(1.6)
Cash and cash equivalents in subsidiary acquired		1.7

Cash inflow on acquisition		0.1

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
Details of net assets acquired and goodwill based on the Company’s purchase price allocation are as follows:

Amounts expressed in millions of USD

Purchase consideration:
— Cash paid	18.7
— Direct costs relating to the acquisition	0.1

Total consideration	18.8
Fair value of net assets acquired	(17.5)

Goodwill	1.3

The assets and liabilities arising from the acquisition are as follows:

		Acquiree’s
	Fair	carrying
Amounts expressed in millions of USD	value	amount

Cash and cash equivalents	—	—
Property, plant and equipment (note 6)	55.0	62.6
Financial fixed assets (note 7)	0.7	—
Intangible fixed assets	6.0	—
Inventories	—	—
Receivables	2.5	2.5
Payables	(8.3)	(8.3)
Provisions and deferred revenue (note 12)	(1.4)	—
Long term liabilities	(20.2)	(20.2)

Net assets	34.3	36.6

Share of net assets acquired	17.5

Purchase consideration paid in cash		(18.8)
Cash and cash equivalents in joint venture acquired		—

Cash outflow on acquisition		(18.8)

The intangible fixed assets acquired represent the concession right acquired recorded at fair value. This concession right will be amortized over its useful life of 30 years.
On December 15, 2009 the Group acquired 100% of the share capital of Veolia Water Antigua Ltd., Veolia Water St. Maarten N.V. and Veolia Water Caribbean Ltd. for USD 7.1 million. Veolia Water Antigua Ltd. and Veolia Water Caribbean Ltd. have subsequently been renamed Cascal Water (Antigua) Ltd. and Cascal Water (Caribbean) Ltd. respectively. These companies provide water through desalination processes in The Caribbean. The acquisition of these operations provides Cascal with a presence in The Caribbean and expands our portfolio of water services to include desalination. These acquisitions have been treated as a single acquisition as Veolia Water St. Maarten and Cascal Water (Caribbean) do not generate an income stream largely independent of VW Antigua.
The acquired business contributed revenue of USD 1.0 million and net profit of USD 0.3 million to the Group for the period from December 15, 2009 to March 31, 2010. If the acquisition had occurred on April 1, 2009, unaudited Group revenue would have been USD 184.2 million, unaudited net profit would have been USD 24.2 million and there would have been a USD 0.02 increase in unaudited earnings per share for the year ended March 31, 2010.
Details of net assets acquired and goodwill based on the Company’s preliminary purchase price allocation are as follows:

Amounts expressed in millions of USD

Purchase consideration:
— Cash paid	6.9
— Direct costs relating to the acquisition	0.2

Total consideration	7.1
Provisional fair value of net assets acquired	(7.1)

Goodwill	—

The assets and liabilities arising from the acquisition are as follows:

		Acquiree’s
	Provisional	carrying
Amounts expressed in millions of USD	fair value	amount

Cash and cash equivalents	6.6	3.8
Property, plant and equipment	5.7	5.1
Inventories	0.1	0.5
Receivables	0.9	3.5
Payables	(1.0)	(1.0)
Provisions and deferred revenue	(5.2)	—

Net assets	7.1	11.9

Net assets acquired	7.1

Purchase consideration paid in cash		(7.1)
Cash and cash equivalents in subsidiary acquired		6.6

Cash outflow on acquisition		(0.5)

29—Earnings per share

Amounts, except share and per share amounts,	Year ended	Year ended	Year ended
expressed in millions of USD	March 31, 2010	March 31, 2009	March 31, 2008
Total basic and diluted earnings per share	0.77	0.58	0.49

Continuing Operations	0.77	0.59	0.42

Discontinued Operations	—	(0.01)	0.07

Weighted average number of shares (note 32)	30,573,696	30,566,007	23,329,982

Profit from continuing operations	23.4	17.9	9.9

Profit from discontinued operations	0.1	(0.1)	1.7

Total net profit	23.5	17.8	11.6

— Distributions per share

Amounts, except share and per share amounts,	Year ended	Year ended	Year ended
expressed in millions of USD	March 31, 2010	March 31, 2009	March 31, 2008
Distributions paid per share	0.09	0.18	0.17

Weighted average number of shares	30,573,696	30,566,007	23,329,982

Total distributions made	2.8	5.5	4.0

30—Related party transactions
During the comparative periods covered by these consolidated financial statements, until the Company’s initial public offering on January 29, 2008 the Company was a wholly owned subsidiary of Biwater Plc (now renamed Biwater Holdings Limited). The Company operated autonomously, with regular reports to, and oversight from, the Supervisory Board. Agreement of the sums due to or from each of the joint venture partners in respect of the items listed below was subject to scrutiny to ensure that all prices were set on an arm’s length basis. Management believes that the terms of the arrangements between the entities were consistent throughout the periods presented.
The Group purchased equipment and services from subsidiaries of Biwater totaling USD 0.5 million (2009: USD 0.5 million, 2008: USD 0.5 million). The USD 0.5 million forms part of other operating charges. The Group was charged interest by the Biwater group totaling USD 0 (2009: USD 0, 2008: less than USD 0.1 million).
The Group invoiced USD 0.1 million (2009: USD 0.4 million, 2008: USD 5.4 million) to Biwater for services rendered. The USD 0.1 million is a credit to other operating charges.
As at March 31, 2010 the Group had outstanding amounts payable to Biwater and its subsidiaries of USD 0.1 million (2009: USD 0.1 million). These amounts are shown as amounts payable to affiliated companies in current liabilities (See note 15).

As at March 31, 2010 the Group had outstanding amounts receivable from Biwater and its subsidiaries of USD 0.1 million (2009: USD 1.4 million, 2008: USD 6.4 million). These amounts are shown as receivables from affiliated companies in debtors (See note 9).
During the year ended March 31, 2010, the Company’s subsidiary, Aguas de Panama, S.A., purchased operation and maintenance services from Biwater International Limited’s Panama branch amounting to USD 4.5 million.
31— Summary of differences between accounting policies generally accepted in The Netherlands and in the United States of America
The accompanying consolidated financial statements have been prepared in accordance with Dutch GAAP, which differs in certain respects from accounting principles generally accepted in the United States of America (US GAAP). Reconciliations of net profit and shareholders’ equity under Dutch GAAP with the corresponding amounts under US GAAP are set out below.
Effect on net profit of differences between Dutch and US GAAP

			Year ended	Year ended	Year ended
			March 31,	March 31,	March 31,
Amounts expressed in millions of USD	Note		2010	2009	2008

Net profit in accordance with Dutch GAAP			23.5	17.8	11.6
US GAAP adjustments
—Pensions	(a	)	—	—	—
—Goodwill amortization	(b	)	0.4	0.5	0.4
—Effects of fair value adjustments pushed down into Cascal N.V.	(c	)	—	0.5	0.1
—Business combinations	(d	)	—	(0.3)	(0.7)
—Effects of changes in tax legislation	(e	)	—	4.1	—
—Tax effect of US GAAP differences			—	(0.3)	—

Net profit in accordance with US GAAP			23.9	22.3	11.4

Net profit may be analyzed as follows:
Continuing operations			23.8	22.4	10.0
Discontinued operation			0.1	(0.1)	1.4

Net profit in accordance with US GAAP			23.9	22.3	11.4

Net profit per share
Basic and diluted net profit per share is computed by dividing the net profit applicable to common shares by the weighted average of common shares outstanding during the period.
A reconciliation of the numerator for the purposes of calculating net profit per share under US GAAP is as follows:

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts, except share and per share amounts, expressed in millions of USD	2010	2009	2008
Net profit in accordance with US GAAP	23.9	22.3	11.4

Net profit (loss) per share in accordance with US GAAP basic and diluted method (USD)
Continuing operations	0.78	0.73	0.43
Discontinued operations	0.00	0.00	0.06

	0.78	0.73	0.49
Number of shares—Basic and diluted	30,573,696	30,566,007	23,329,982

Effect on shareholders’ equity of significant differences between Dutch and US GAAP

			As at	As at
			March 31,	March 31,
Amounts expressed in millions of USD	Note		2010	2009
Shareholders’ equity in accordance with Dutch GAAP			148.5	118.2
US GAAP adjustments
—Pensions	(a	)	(3.7)	0.4
—Goodwill amortization	(b	)	2.1	1.6
—Fair value adjustments pushed down to Cascal N.V.	(c	)	29.6	27.0
—Business combinations	(d	)	1.1	1.0
—Effects of changes in tax legislation	(e	)	3.5	3.5
—Tax effect of US GAAP differences			(7.1)	(7.6)

Shareholders’ equity in accordance with US GAAP			174.0	144.1

Changes in shareholders’ equity

	Year ended	Year ended	Year ended
Amounts expressed in millions of USD	March 31, 2010	March 31, 2009	March 31, 2008
The reconciliation of the movements in shareholders’ equity is as follows:
Opening shareholders’ equity—in accordance with US GAAP	144.1	175.4	67.4
Net income for the period April 1, 2009 to March 31, 2010	23.9	—	—
Net income for the period April 1, 2008 to March 31, 2009	—	22.3	—
Net income for the period April 1, 2007 to March 31, 2008	—	—	11.4

Foreign exchange
For the period April 1, 2009 to March 31, 2010	12.4	—	—
For the period April 1, 2008 to March 31, 2009	—	(40.4)	—
For the period April 1, 2007 to March 31, 2008	—	—	8.0

Pension movements
For the period April 1, 2009 to March 31, 2010 (1)	(3.6)	—	—
For the period April 1, 2008 to March 31, 2009 (1)	—	(7.7)	—
For the period April 1, 2007 to March 31, 2008 (1)	—	—	6.4
Issue of shares	—	—	104.7
Costs of issue	—	—	(18.5)
Distributions to shareholders	(2.8)	(5.5)	(4.0)
Fair value adjustments pushed down to Cascal N.V.	—	—	—
Cumulative adjustment on adoption of SFAS 158/ASC Topic 715 (net of tax effect of USD 1,265 )	—	—	—

Total movements	29.9	(31.3)	108.0

Closing shareholders’ equity—in accordance with US GAAP	174.0	144.1	175.4

(1)	Represents actuarial gains/(losses) on pensions.
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
Under Dutch GAAP, the Group recorded a liability before deferred taxation in respect of its UK defined benefit pension plan of USD 7.7 million as at March 31, 2010 (USD 8.8 million as at March 31, 2009). Under US GAAP, the Group has calculated a pension liability of USD 11.0 million as at March 31, 2010 (liability of USD 8.1 million as at March 31, 2009) in respect of the same pension plan. Within the increase between Dutch GAAP and US GAAP for defined pension liabilities of USD 3.3 million as of March 31, 2010, a decrease in pension liabilities of USD 0.4 million has been recognized in US GAAP financial statements on push down of fair values recognized in the Nuon transaction described in note (c) below. The Group’s equity method investments in Indonesia and The Philippines both operate defined benefit pension plans and together with a pre-existing pension liability on acquisition of our subsidiary in Zhumadian, China, the aggregate liabilities at March 31, 2010 under Dutch GAAP were USD 1.4 million. The following disclosures related to the UK plan have been presented in accordance with the requirements of Accounting Standards Codification (ASC) Topic 715: Compensation — Retirement Benefits in the following tables:

Amounts expressed in millions of USD	2010	2009	2008
Pension expense
Service cost	0.8	0.5	1.3
Interest cost	5.2	6.0	6.3
Expected return on plan assets	(4.6)	(5.6)	(6.5)

Net periodic pension expense	1.4	0.9	1.1

Amounts expressed in millions of USD	March 31, 2010	March 31, 2009
Change in benefit obligation
Benefit obligation at beginning of year	74.5	108.3
Service cost	0.8	0.5
Interest cost	5.2	6.0
Plan participants’ contributions	0.3	0.7
Benefits paid	(4.9)	(5.6)
Net actuarial (gain)/loss	19.8	(5.8)
Effect of foreign currency	3.5	(29.6)

Benefit obligation at end of year	99.2	74.5

Amounts expressed in millions of USD	March 31, 2010	March 31, 2009
Change in plan assets
Fair value of plan assets at beginning of year	66.4	107.9
Employer contributions	3.1	1.9
Plan participants’ contributions	0.3	0.7
Benefits paid	(4.9)	(5.6)
Actual return on plan assets	20.1	(10.4)
Effect of foreign currency	3.2	(28.1)

Fair value of plan assets at end of year	88.2	66.4

Amounts expressed in millions of USD	March 31, 2010	March 31, 2009
Funded status
Fair value of plan assets	88.2	66.4
Benefit obligation	(99.2)	(74.5)

Funded status and net amount recognized	(11.0)	(8.1)

Amounts expressed in millions of USD	March 31, 2010	March 31, 2009
Change in accrued pension costs
Accrued pension costs at beginning of year	(8.1)	(0.4)
Employer contributions	3.1	1.9
Net periodic pension cost April 1, 2009 to March 31, 2010	(1.4)	—
Net periodic pension cost April 1, 2008 to March 31, 2009	—	(0.9)
Effect of foreign currency	(0.3)	1.5

Accrued pension costs at end of year	(6.7)	2.1
Recognition of actuarial gains/(losses)	(4.3)	(10.2)

Accrued pension costs at end of year	(11.0)	(8.1)

Future benefit payments
The expected benefit payments for the UK defined benefit plan over the next ten years are as follows:

Amounts expressed in millions of USD
2011	4.1
2012	4.2
2013	4.4
2014	4.5
2015	4.7
2016—2020	25.9
Net periodic pension expense assumptions
The actuarial assumptions used to determine the net periodic pension expense for the years ended March 31 were as follows:

	2010	2009	2008
Discount rate	5.60%	6.50%	6.70%
Expected long term return on plan assets	6.35%	6.39%	6.25%
Rate of salary increase	4.45%	4.30%	4.95%
Defined benefit pension obligation assumptions
The actuarial assumptions used to determine the defined benefit pension obligation at March 31 were as follows:

	2010	2009
Discount rate	5.60%	6.50%
Rate of salary increase	4.45%	4.30%
Rate of pension increase	3.45%	2.80%
It is estimated that the effect of a 0.5% increase or decrease in the discount rate on the net periodic pension expense for the year ended March 31, 2010 would be USD 1.2 million and USD 1.4 million, respectively and the effect of a

0.5% increase or decrease in the expected long term return on plan assets would be USD 1.0 million and USD 1.6 million, respectively. These assets are managed by professional investment managers. The primary objective is long term growth of assets in order to meet present and future obligations.
The trustee’s policy is to achieve a mix of investments for long-term growth and near-term benefit payments with a wide diversification of asset types, fund strategies and fund managers. The target allocation of funds is: equity shares (40%) and corporate bonds (60%).
The plan assets were invested as follows:

	March 31,		March 31,
Amounts expressed in millions of USD unless otherwise stated	2010	%	2009	%
Equities	30.8	34.9%	21.4	32.2%
Property	6.9	7.8%	5.5	8.2%
Gilts	29.8	33.8%	22.7	34.2%
Corporate bonds	20.5	23.3%	15.8	23.8%
Cash	0.2	0.2%	1.0	1.6%

	88.2	100.0%	66.4	100.0%

Contributions to the plan for the year ending March 31, 2011 are expected to be USD 2.9 million.
(b) Goodwill amortization
Under Dutch GAAP goodwill is presumed to have a finite useful economic life of 20 years or less. Accordingly, goodwill arising on consolidation is amortized over 20 years for Dutch GAAP reporting purposes. In accordance with the requirements of ASC Topic 350: Intangibles — Goodwill and Other, goodwill arising from business combinations is not subject to annual amortization for reporting under US GAAP and is reviewed annually for impairment. For US GAAP reporting purposes, goodwill arising on consolidation is “pushed down” into the books of the acquired business. Push down accounting is prohibited under Dutch GAAP.
(c) Fair value adjustments pushed down into Cascal N.V.
For US GAAP purposes, the acquisition by Biwater of the 50% of the Company’s shares previously owned by Nuon has been accounted for in accordance with SFAS No. 141, “Business Combinations” (“SFAS 141”) and Staff Accounting Bulletin (SAB) Topic 5-J, “Push Down Basis of Accounting Required in Certain Limited Circumstances,” with “push-down” accounting applied to the 50% of the assets not already owned by Biwater. SFAS 141 has been superseded by ASC Topic 805: Business Combinations but its provisions still apply to business combinations completed prior to its supersession. As a result, the Company has undertaken a purchase price allocation exercise, which has resulted in changes to the values of certain assets and liabilities by an amount representing 50% of the difference between their fair value as of June 26, 2006 and their book value as of that date as required under US GAAP. This “push-down” exercise is not permitted under Dutch GAAP. The total purchase price has been allocated to the tangible and intangible assets acquired and liabilities assumed based upon management’s best estimates of fair values which include the findings set out in third party valuation reports on long-lived tangible and intangible assets.
There are differences between Dutch GAAP and US GAAP due to the effects of push down accounting. As push down accounting results in different carrying values for the assets and liabilities under US GAAP as fair values are pushed down and the income statement charges differs as the fair value adjustments pushed down are being depreciated and amortized. The effect on the income statement will be affected by disposal of assets or as assets become fully depreciated. The effect on the income statement in the year ended March 31, 2010 was USD 0.0 million (2009: USD 0.5 million, 2008: USD 0.4 million).
In the year ended March 31, 2008 the operations in Mexico were terminated. The disposal of an individual asset (a customer relationship intangible) created a loss of USD 0.3 million (2010: USD 0, 2009: USD 0) which was included for US GAAP profits but not for Dutch GAAP profits as the fair value uplift from the push down only affected US GAAP profits.
The effects of the above were posted to the “Effect of fair value adjustments pushed down into Cascal N.V” line in the reconciliation.

The following table summarizes the effects of the Company’s purchase price allocation as at June 26, 2006 and the effect on net profit for the years ended March 31, 2010, 2009 and 2008.

				Effect on	Effect on	Effect on
		50% of		net profit	net profit	net profit
		difference		for the year	for the year	for the year
		between	Assumed	ended	ended	ended
		fair and	economic	March 31,	March 31,	March 31,
(Dollars in millions)		book values	life (Years)	2010	2009	2008
Property, plant and equipment:
—Freehold land (not depreciating)	(i )	15.8	n/a	n/a	n/a	n/a
—Other	(i )	(13.6)	2-44	1.1	1.6	1.7
Intangible assets:
—Customer relationships	(ii)	0.8	3-17	(0.1)	(0.1)	(0.5)
—Brand names and trademarks	(iii)	0.1	3	—	—	—
—Water rights	(iv)	4.7	22	(0.2)	(0.2)	(0.2)
—License and concession agreements	(v )	4.4	14-23	(0.2)	(0.2)	(0.3)
Other assets		—	3	—	—	—
Long-term debt	(vi)	(1.1)	3-28	—	—	—
Pension obligations	(vii)	0.5	15	—	—	—
Deferred revenue	(viii)	20.5	17-50	(0.6)	(0.6)	(0.6)

Pre-tax effect of “push-down” accounting*		32.1		—	0.5	0.1
Deferred taxes on above items, net	(ix)	(7.9)		(0.1)	(0.2)	—

Total effect of “push-down” accounting		24.2		(0.1)	0.3	0.1

Book value of assets and liabilities at 50%		62.2

Consideration		86.4

*	Included within the effect on net profit for the year ended March 31, 2010 is USD 0.1 million (2009: USD 0.0 million, 2008: USD 0.0 million) in connection with the “push-down” accounting effect relating to equity method investments which is re-classed into share of net profit of equity method investments in the U.S. GAAP statement of income.

(i)	Property, plant and equipment have been valued on a depreciated replacement cost basis. Depreciated replacement cost has been determined by first establishing the Replacement Cost New (“RCN”), which is the cost to replace the asset with like utility using current material and labor rates and therefore establishes the highest amount a prudent investor would be prepared to pay. RCN was determined by applying an inflation-based index to historical amounts contained within the Company’s records. Adjustments have then been made to the RCN to reflect a loss in value due to physical deterioration, functional obsolescence and economic obsolescence, as appropriate, in order to reach a fair value based on depreciated replacement cost. Depreciation is calculated based on the remaining estimated useful economic life of the asset.

(ii)	Customer relationships have been valued by reference to the present value of the operating cash flows that they generate over their term, taking into account the probability of their renewal. Included within the net profit effect for the year ended March 31, 2008 is the loss of the customer relationship intangible asset upon termination of operations in Mexico in January 2008. This intangible asset was created as part of the purchase price allocation for the acquisition by Biwater of the 50% of the Company’s shares previously owned by Nuon. This intangible asset did not exist under Dutch GAAP. The loss of this intangible asset reduced net profit for the year ended March 31, 2008 by USD 0.3 million.

(iii)	Brand names and trademarks have been valued using the relief from royalties approach, which reflects value by estimating the savings that are realized by the owner of the brand or trademark relative to the amount that an unrelated party could expect to have to pay as a percentage of revenue for their use. This approach requires an assessment to be made of the amount that a third party would be prepared to pay (as a percentage of revenues) for use of the brand name or trademark in question.

(iv)	Water rights relate solely to the Company’s Chilean operations and have been valued using data from an independent valuation firm based on their market price estimated by reference to the values at which similar assets have changed hands in arm’s length transactions between willing buyers and sellers.

(v)	License and concession agreements have been valued using an income-based methodology that uses discounted cash flows. The operating cash flows attributable to each license or concession are calculated by charging appropriate costs to the identifiable revenue stream. These cash flows represent a return on all of the assets employed in their generation. In order to separately value the licenses and concessions, the value and the required return for other identifiable assets must be determined. These contributory asset charges represent the fair return required on all assets that are necessary for the realization of the cash flows and as such are made for all assets that contribute to the cash flows in line with their contribution. Charges for use of contributory assets have been calculated, in the aggregate, for the use of net working capital, fixed assets and an assembled work force. The contributory asset charges are deducted from the cash flows calculating the net present value attributable to each license or concession. Estimates have been made of the useful economic lives of individual licenses and concessions based on the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the entity. A license or concession is amortized over that lifetime.

(vi)	The adjustment to the carrying value of long term debt principally relates to the UK Artesian loan, the outstanding principal of which was GBP 74.5 million (USD 106.8 million) as at June 30, 2006. This loan bears interest at a rate of 3.08% and the principal sum accretes by the UK Retail Price Index (RPI) each year until repaid. The loan is due for repayment in 2033. The fair value of the loan has been calculated based on an assumed current real market rate for such a loan of 2.98% and average annual increases in RPI over the term of the loan of 2.64%, giving a nominal interest rate at which to discount the cash flows related to the loan of 5.62%. Adjustments to the carrying values of other long term debt have given rise to both increases and decreases in the carrying amounts of that debt.

(vii)	The pension adjustment relates to the recognition of 50% of the actuarial gains and losses previously unrecognized under ASC Topic 715: Compensation — Retirement Benefits.

(viii)	In the Company’s historical financial statements, certain monies received from land and property developers in connection with the design, construction and connection of infrastructure have been deferred and are being recognized as revenue in the statement of income on a straight-line basis over the lives of assets used in the related water supply arrangements. As part of the purchase price allocation pushed down to the Company relating to the acquisition of 50% of the Company’s shares by Biwater, no amount of purchase price has been allocated to these deferred revenue balances pursuant to the guidance contained in Emerging Issues Task Force (EITF) Issue No. 01-3, “Accounting in a Business Combination for Deferred Revenue of an Acquiree.” That guidance states that deferred revenue in a business combination should be recognized at fair value. In the case of the deferred revenue balances in the historical financial statements of the Company, the legal obligation to supply water arises from the license or concession in the relevant jurisdiction and those obligations are taken into account when determining for purchase price allocation purposes the value of the relevant license or concession (which give rise to a right to supply water at a regulated price) and the related infrastructure assets needed to access the cash flows arising from that right. EITF 01-3 has been superseded by ASC Topic 805: Business Combinations but its provisions still apply to business combinations completed prior to its supersession.

(ix)	Deferred taxes have been calculated on the push-down adjustments above using the enacted tax rates in the jurisdictions to which the push-down adjustments relate. In determining this adjustment, management has taken account of the effect of additional taxable temporary differences on future taxable income, which could be used to recover deferred tax assets against which a full valuation allowance has been recorded in the historical financial statements.

(d) Business combinations
Partial acquisitions
Under Dutch GAAP, GAR 216, all assets and liabilities of a business acquired in a transaction in which less than 100% of a business’s equity is acquired (“partial acquisitions”) are recognized at fair value. Under US GAAP, SFAS 141, “Business Combinations,” the portion of assets and liabilities attributable to minority interests in partial acquisitions are accounted for at book value. The acquisition of 87% of The China Water Company, the 73.4% of Siza Water and the 51% acquisition of Zhumadian in China accordingly result in different values recognized as of the date of acquisition and thereafter in different depreciation and amortization charges under Dutch GAAP and US GAAP. The effects of this difference on recorded values of tangible and intangible fixed assets, deferred taxes and minority interests are reflected in the US GAAP condensed consolidated balance sheet and statement of income presented below. For the period ending March 31, 2010 the effect on the US GAAP profit arising from different depreciation charges was a increased charge of USD 0.3 million (2009: reduced charge of USD 0.1 million). The effect on minority interests was to reduce minority interest in the income statement under US GAAP by USD 0.3 million for the period ending March 31, 2010 (2009: USD 0.3 million). The effect on US GAAP shareholders’ equity was an increase of USD 2.0 million at March 31, 2010 (increase of USD 2.0 million at March 31, 2009). SFAS 141 has been superseded by ASC Topic 805: Business Combinations but its provisions still apply to business combinations completed prior to its supersession.
Additionally, Zhumadian has been consolidated under US GAAP as a variable interest entity using FIN 46(R) “Consolidation of Variable Interest Entities”. This conclusion has been reached taking into account the rights ascribed to the Group’s 51% holding in Zhumadian through the shareholders’ agreement and articles of association, the purpose for which the joint venture was formed and the nature of the risks of the entity. The Group has not provided financial or other support to Zhumadian that it was not contracted or expected to provide. The Group owns 51% of Zhumadian, has a majority on the board of directors and is responsible for the operations of the joint venture. The entity is financed in proportion to the shareholdings of the joint venture partners in conjunction with a third party unsecured loan that is being used to finance a new water treatment plant. As at March 31, 2009 the summarized balance sheet of Zhumadian was as follows.

Amounts expressed in millions of USD	2009
Non-current assets	69.8
Current assets	8.6
Non-current liabilities	(32.6)
Current liabilities	(11.3)
Shareholders’ equity as reported	34.5

There are no restrictions on the use of the assets and no direct relationships between individual assets and liabilities.
The consolidation of Zhumadian under FIN 46(R) does not create a difference between US GAAP and Dutch GAAP as Zhumadian is also consolidated under Dutch GAAP.
For acquisitions completed on or after April 1, 2009 ASC Topic 805: Business Combinations applies and under this U.S. GAAP guidance all assets and liabilities of a business acquired in a transaction in which less than 100% of a business’ equity are acquired (“partial acquisitions”) are recognized at fair value, meaning that no difference exists to Dutch GAAP. Cascal has made no partial acquisitions on or after April 1, 2009.
Negative goodwill
Additionally, the acquisition of China Water has given rise under Dutch GAAP, GAR 216, to negative goodwill, which is recognized as a liability on the balance sheet and amortized over the average estimated useful life of assets to which the negative goodwill relates. No deferred tax is recorded in respect of negative goodwill. Under US GAAP, SFAS 141 required any excess of fair value of assets and liabilities acquired over the purchase price to be allocated to certain non-current non-monetary assets acquired; the Group’s accounting policy under US GAAP is to allocate such amounts to assets on a relative fair value basis. The allocation of that excess gives rise to temporary differences for US GAAP, on which deferred taxes are recorded. The effect of the negative goodwill difference has resulted in no difference in income from continuing operations. Also under SFAS 141 negative goodwill arose on the acquisitions of Siza Water and Servilampa and also within the acquired equity method investment of Yancheng, China. This negative goodwill has been considered as an impairment of asset values and under Dutch GAAP has been allocated initially to intangible fixed assets and then where applicable against tangible fixed assets. Under US GAAP the negative goodwill has been allocated proportionately to non-monetary, non-current assets. This has given rise to differences in the value of tangible and intangible assets and associated depreciation and amortization charges between Dutch GAAP and US GAAP. SFAS 141 has been superseded by ASC Topic 805: Business Combinations but its provisions still apply to business combinations completed prior to its supersession. For acquisitions completed on or after April 1, 2009 ASC Topic 805: Business Combinations applies and under this U.S. GAAP guidance negative goodwill is recognized as a gain in earnings on the acquisition date, attributed to the acquirer. Under U.S. GAAP USD 0.2 million of negative goodwill existed in connection with our Caribbean acquisition in December 2009 following the accounting of acquisition-related costs as expenses as required under ASC Topic 805: Business Combinations on acquisitions from April 1, 2009 (see Acquisition-related costs). This negative goodwill was recognized as a gain.
Compensation arising on acquisition of subsidiary
Consideration of up to GBP 0.8 million (USD 1.5 million) payable to the former owners of Pre-Heat Limited contingent on its post-acquisition results was dependent on the continued employment of those individuals. Under Dutch GAAP, this element has been treated as consideration for the acquisition of the business and included in goodwill. Under US GAAP guidance contained in EITF 95-8, “Accounting for contingent consideration paid to the shareholders of an acquired enterprise in a purchase business combination,” this element has been treated as compensation for the individuals and will be recognized over the two-year period of employment on which such payments partially depend. EITF 95-8 has been superseded by ASC Topic 805: Business Combinations but its provisions still apply to business combinations completed prior to its supersession. The total effect on net profit is USD 0.0 million (2009: decrease by 0.7 million) and decrease shareholders’ equity by USD 0.9 million (2009: decrease by 0.9 million). The former owners have received the full consideration of GBP 0.8 million. However an ongoing GAAP difference will continue until the goodwill has been fully amortized because this amount remains part of the goodwill balance being amortized under Dutch GAAP.
Acquisition-related costs
For acquisitions completed on or after April 1, 2009 ASC Topic 805: Business Combinations applies and under this U.S. GAAP guidance acquisition-related costs should be accounted for as expenses in the periods in which the costs are incurred and the services are received. This treatment differs from U.S. GAAP under SFAS 141 for acquisitions completed prior to April 1, 2009 and Dutch GAAP which require and permit, respectively, acquisition-related costs to be added to the cost of a business combination. For our Caribbean acquisition completed in December 2009 USD 0.2 million of acquisition costs were accounted for as expenses under U.S. GAAP.
(e)Effects of changes in tax legislation
During the year ended March 31, 2009 a change to the tax law in the United Kingdom was enacted, the effect of which is to remove an entitlement to tax depreciation on an asset category referred to as “Industrial Buildings”.
Under the provisions of Dutch GAAP this change gives rise to a one-time charge to deferred tax because the abolishing of the entitlement to tax depreciation reduces the tax base of the assets to zero, with immediate effect. This is the accounting consequence of the future tax deductions available in respect of those assets being reset to zero because of the legislative change that has been implemented.
For U.S. GAAP, a different accounting treatment follows from interpretation of ASC Topic 740: Income Taxes. This treatment freezes the tax basis of the assets at their amounts on the date of the change to the law. The justification for this interpretation is that there is a future tax benefit available on sale or abandonment of the asset in the form of a deduction from sale proceeds, or as a capital loss, that equates to the un-depreciated cost for tax purposes.

The principal points of difference between the Dutch and U.S. GAAP approaches is that the former anticipates the value of the asset being recovered through its continuing use, while the latter is predicated on value recovery through sale. Consequently, on conversion from Dutch GAAP to U.S. GAAP the above mentioned one-time deferred tax liability has been reversed in full.
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
Condensed consolidated balance sheet:

Amounts expressed in millions of USD	March 31, 2010	March 31, 2009
Current assets:
Cash and cash equivalents	34.8	30.3
Restricted cash balances	—	0.2
Accounts and other receivables	40.8	48.4
Inventory	2.2	1.6

Total current assets	77.8	80.5

Property plant and equipment	427.4	381.6
Goodwill	7.0	6.3
Intangible assets, net	23.6	22.9
Investment in equity method investments	47.7	41.5
Restricted cash balances	3.8	2.9
Other assets	17.3	11.3

Total long term assets	526.8	466.5
Total assets	604.6	547.0

Current liabilities	51.0	107.4
Deferred income taxes	53.5	51.8
Deferred income	46.9	36.1
Long term debt, net of current portion	223.5	162.2
Other liabilities	15.0	5.2

Non-controlling interest	40.7	40.2
Shareholders’ equity	174.0	144.1

Total liabilities and shareholders’ equity	604.6	547.0

Condensed consolidated statement of income:

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in millions of USD	2010	2009	2008
Revenue
Regulated	111.6	110.8	116.3
Unregulated	40.5	30.7	26.8

Total	152.1	141.5	143.1
Costs and expenses:
Raw and auxiliary materials	40.0	35.1	31.2
Operations and maintenance	61.4	57.5	56.8
Depreciation and amortization	19.8	17.8	19.7

Income from continuing operations	30.9	31.1	35.4
Interest income	0.8	2.6	2.8
Interest expense	9.3	16.2	20.0
Other income (expense)	0.5	10.0	(2.3)

Income from continuing operations before income taxes	22.9	27.5	15.9
Taxation	(3.4)	(8.9)	(8.5)
Share of net profit of equity method investments	5.3	4.5	3.3

Net income from continuing operations	24.8	23.1	10.7

Less: Net income attributable to non-controlling interests	(1.0)	(0.7)	(0.7)

Net income from continuing operations attributable to Cascsal	23.8	22.4	10.0

Discontinued operations(1)
Profit/(Loss) from operations	—	—	(0.1)
Gain on disposal of operations in Belize	0.2	0.2	1.3
(Loss)/Gain on termination of operations in Mexico	—	(0.3)	0.4
Income tax charge	(0.1)	—	(0.2)

Net income from discontinued operations	0.1	(0.1)	1.4

Net income	23.9	22.3	11.4

(1)	Includes results from the early termination of our operation in Mexico in January 2008 and gains on disposal of our operation in Belize.
Consolidated statement of comprehensive income:

		Other	Total
Amounts expressed in millions of USD	Net profit for	comprehensive	comprehensive
Period	the year	income	income
Year ended March 31, 2010	23.9	8.8	32.7
Year ended March 31, 2009	22.3	(48.1)	(25.8)
Year ended March 31, 2008	11.4	14.4	25.8
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
Summary consolidated statement of cash flow:

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in millions of USD	2010	2009	2008
Cash flow from operating activities	48.3	10.3	46.3
Cash flow from investing activities	(34.0)	(73.3)	(28.9)
Cash flow from financing activities	(9.3)	41.9	8.5

Total cash flow	5.0	(21.1)	25.9
Exchange and translation differences on cash and cash equivalents	(0.5)	(1.3)	(0.4)
	4.5	(22.4)	25.5

Cash at bank and in hand at beginning of period	30.3	52.7	27.2

Cash at bank and in hand at end of period	34.8	30.3	52.7

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
The tables below summarize the financial statements of each of three equity method investments that are the subject of this difference in presentation:
Summarized financial information for joint venture companies, presented in accordance with Dutch GAAP

Company name
Country of incorporation	PT Adhya Tirta Batam		PT Adhya Tirta Sriwijaya		Subic Water		Yancheng China Water Co
Percentage of equity held	Indonesia		Indonesia		Philippines		China
Year of incorporation	50%		40%		30%		49%
Balance Sheet information	1995		2000		1996		2008
Amounts expressed in	As at March 31*		As at March 31*		As at March 31		As at March 31
millions of USD	2010	2009	2010	2009	2010	2009	2010	2009
Non-current assets	28.6	15.6	0.4	0.4	13.8	11.3	74.8	76.3
Current assets	7.7	6.3	0.6	0.4	5.6	4.3	18.1	15.7
Non-current liabilities	(5.2)	(1.1)	—	—	(2.6)	(2.4)	(8.8)	—
Current liabilities	(9.7)	(6.6)	(0.2)	(0.2)	(3.5)	(4.5)	(22.5)	(31.8)
Shareholders’ equity as reported	21.4	14.2	0.8	0.6	13.3	8.7	61.6	60.2

Group proportion of shareholders’ equity	10.7	7.1	0.3	0.2	4.0	2.6	30.2	29.5
Net carrying value in Group financial statements	10.7	7.1	0.3	0.2	4.0	2.6	30.2	29.5

*	Based on the financial position as at December 31.

Statement of income information:

Amounts expressed in	As at March 31*			As at March 31*			As at March 31			As at March 31
millions of USD	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008
Net revenue	28.4	25.2	22.0	1.1	1.0	0.9	10.0	9.6	9.5	23.4	11.2	—
Costs and expenses	(19.8)	(17.3)	(16.0)	(0.7)	(0.7)	(0.6)	(5.0)	(5.0)	(5.2)	(17.1)	(7.5)	—
Depreciation and amortization	(2.6)	(1.7)	(1.7)	(0.1)	(0.1)	(0.1)	(0.9)	(0.8)	(0.7)	(4.4)	(3.3)	—

Net income as reported	6.0	6.2	4.3	0.3	0.2	0.2	4.1	3.8	3.6	1.9	0.4	—

Group proportion of net income	3.0	3.1	2.2	0.1	0.1	0.1	1.2	1.1	1.1	0.9	0.2	—
Net income included in Group financial statements	3.0	3.1	2.2	0.1	0.1	0.1	1.2	1.1	1.1	0.9	0.2	—

PT Adhya Tirta Batam, PT Adhya Tirta Sriwijaya and Subic Water paid dividends of USD 1.3 million, less than USD 0.1 million and USD 0.1 million, respectively, to the Company in the year ended March 31, 2010.

*	Based on results as at December 31.
Capital leases
The table below sets out the total minimum lease payments under finance (capital) lease arrangements that the Group had entered into as at the respective balance sheet dates:

Year ended
March 31,
Amounts expressed in millions of USD	2010
Due within one year	1.5
Due after 1 year	1.4
Due after 2 years	1.4
Due after 3 years	1.3
Due after 4 years	1.2
Due after 5 years	1.3

Total minimum lease payments	8.1
Less: amounts representing interest at rates ranging from 2.8% to 10.5%	(1.5)

Present value of net minimum capital lease payments	6.6
Less: current installments of obligations under capital leases	(1.1)

Obligations under capital leases, excluding current installments	5.5

Discontinued operations
As discussed in note 24 to these consolidated financial statements, Belize Water Services Limited, Biwater Ingeniera y Proyectos S.A. de C.V. and Agua Mexicana y Operaciones S.A. de C.V. are presented as discontinued operations. The requirements under US GAAP that have to be satisfied in order that an operation can be categorized as discontinued are different to those that apply under Dutch GAAP. As a result, Aguas de Quetena S.A., which is not a discontinued operation for Dutch GAAP is classified as such under the provisions of US GAAP. The effect of this changed categorization for US GAAP is shown in the tables in this note 31 under the statement of income heading “discontinued operations.”
Long-term borrowings
At note 2 to these consolidated financial statements it is explained that transaction costs incurred directly as a result of raising the financing are deducted from the normal amount received and then recognized as part of the effective interest cost in the statement of income over the term of the borrowing. Under US GAAP, such transaction costs are reported in prepayments and then charged to the statement of income over the term of the borrowing in the same way as called for by Dutch GAAP. The impact of this reclassification between long term liabilities and prepayments is included in the table in this note 31.

(g) Deferred tax
Items in the reconciliations to US GAAP of shareholders’ equity and net profit relating to income taxes comprise the tax effects of other adjustments. Under both Dutch GAAP and US GAAP, deferred taxes are accounted for on temporary differences between the book and tax bases of assets and liabilities. Under Dutch GAAP, deferred tax assets are recognized to the extent that it is more likely than not that sufficient future taxable income will be available against which to recover those assets. Under US GAAP however, deferred tax assets are recognized in full and a related valuation allowance set up unless it is more likely than not that future taxable income will be available against which to recover those assets. This difference has no effect on net profit or shareholders’ equity as it does not give rise to a difference in the amount of deferred tax assets for which a benefit has been recognized. The analysis of “unrecognized deferred tax assets” in note 26 accordingly also presents the extent of valuation allowances deemed to be necessary in respect of deferred tax assets recorded under Dutch GAAP.
(h) FIN 48
Effective April 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109, Accounting for Income Taxes. This has subsequently been incorporated into ASC Topic 740: Income Taxes.
The Company recorded no effect on the liability for unrecognized tax benefits as of April 1, 2007 on the adoption of FIN 48. As of April 1, 2009 and March 31, 2010 under ASC Topic 740, the gross amount of unrecognized tax benefits was USD 1.5 million. The total amount of unrecognized tax benefits as of April 1, 2009 and March 31, 2010 that, if recognized, would affect the effective tax rate USD 1.5 million. Based on conditions existing as April 1, 2009 and March 31, 2010 the unrecognized tax benefits would lead to a reduction in current taxes payable.
The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. The Company had USD nil in interest and penalties related to unrecognized tax benefits accrued as of April 1, 2009 and March 31, 2010.
The Company anticipates that it is reasonably possible that the total amount of unrecognized tax benefits could decrease by up to USD 1.5 million by the end of fiscal year 2011 due to audit settlements.
As of March 31, 2010 the following tax years remain subject to examination for the major jurisdictions where the Company does business:

Jurisdiction	Open tax years
The Netherlands	2004 - 2009
United Kingdom	2006 - 2009
South Africa	2006 - 2009
Indonesia	2003 - 2009
China	2007 - 2009
Chile	1998 - 2009
Panama	2008 - 2009
The Philippines	2005 - 2009

(i) Condensed financial information of Cascal N.V.
These condensed financial statements are presented in accordance with Dutch GAAP. Under the rules of Dutch GAAP, the parent company carries its net investment in subsidiary and other Group companies at an amount equal to their net asset values at the relevant period end. Such net investments are reported within financial fixed assets.
USD 2.0 million was received by the Company as dividends from subsidiaries and joint ventures in the year ended March 31, 2010 (2009: USD 35.2 million, 2008: USD 2.7 million). USD 1.5 million of this amount came from investments in which the Company has a stake of 50% or less.

Balance Sheet

	March 31,	March 31,
Amounts expressed in millions of USD	2010	2009
Assets:
Fixed Assets
Financial fixed assets	213.7	174.4

	213.7	174.4

Current Assets
Debtors	7.6	11.0
Cash at bank and in hand	0.6	4.6

	8.2	15.6

Total Assets	221.9	190.0

Shareholders’ Equity & Liabilities:
Shareholders’ equity	148.5	118.2
Provisions	2.5	1.6
Long term liabilities	69.3	9.2
Current liabilities	1.6	61.0

Total Shareholders’ Equity & Liabilities	221.9	190.0

Statement of Income

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in millions of USD	2010	2009	2008
Net Revenue	0.6	0.5	0.1
Operating Expenses
Staff costs	0.5	0.4	—
Other operating charges	2.6	3.8	5.0

	3.1	4.2	5.0

Operating Loss	(2.5)	(3.7)	(4.9)

Net Financial Income and Expense
Share of net profit of consolidated and proportionally consolidated investments	28.8	9.6	26.5
Exchange rate results	(0.1)	10.6	(2.3)
Interest income	2.7	5.6	0.5
Interest expense	(4.7)	(3.3)	(7.5)

	26.7	22.5	17.2

Profit before Taxation	24.2	18.8	12.3
Taxation	(0.6)	(1.0)	(0.7)

Net Profit	23.6	17.8	11.6
The stand alone financial statements of the Company include the following significant amounts that are eliminated on consolidation:
•	Financial fixed assets of USD 212.2 million in 2010 (2009: USD 172.7 million, 2008: USD 167.0 million)

•	Debtors of USD 7.2 million (2009: USD 9.3 million, 2008: USD 0.5 million)

•	Long term liabilities of USD 11.4 million (2009: USD 9.2 million, 2008: USD 6.3 million)

•	Current liabilities of USD 0.9 million (2009: less than USD 0.1 million, 2008: USD 35.7 million)

•	Interest income of USD 2.8 million (2009: USD 5.6 million, 2008: USD 0.2 million)

•	Interest expense of USD nil (2009: USD nil, 2008: USD 6.6 million)

•	Share of net profits of consolidated and proportionally consolidated investments of USD 28.8 million (2009: USD 9.6 million, 2008: USD 21.5 million)

Statement of Cash Flows

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in millions of USD	2010	2009	2008
Cash Flow from Operating Activities
Net profit	23.6	17.8	11.6
Adjustments for:
Share of net profit of consolidated and proportionally consolidated investments	(28.8)	(9.6)	(26.5)
Loss on disposal of subsidiary	—	—	—
Tax charge	0.6	1.0	0.7
Interest expense	4.7	3.3	7.5
Interest income	(2.7)	(5.6)	(0.5)
Exchange rate results	0.1	(10.6)	2.3
Interest paid	(3.5)	(2.8)	(0.3)
Interest received	1.8	0.2	0.3
Tax paid	(0.2)	(0.1)	(0.1)
Changes in provisions	—	—	—
Changes in debtors	1.8	4.6	1.8
Changes in current liabilities	0.5	5.0	3.8
Changes in long term debtors	(3.0)	0.3	(11.0)

	(5.1)	3.5	(10.4)

Cash Flow from Investing Activities
Acquisition of subsidiaries	—	—	(2.9)
Acquisition of intangible assets	—	—	—
Advances to group companies	—	(52.8)	—
(Increase)/Decrease in restricted cash balances	—	—	1.6

Total capital expenditure	—	(52.8)	(1.3)

Proceeds from disposal of subsidiary	—	—	—

	—	(52.8)	(1.3)

Cash Flow from Financing Activities
New loans	3.0	50.0	16.5
Issue of shares (net of costs)	0.1	—	86.1
Loans repaid	(2.8)	(3.5)	(80.6)
Dividends received	3.5	2.0	2.7
Distributions made to shareholders	(2.7)	(5.5)	(4.0)

	1.1	43.0	20.8

Total Cash Flow	(4.0)	(6.3)	9.0

Exchange and translation differences on cash at bank and in hand	—	(0.2)	(0.1)

	(4.0)	(6.5)	8.9

Cash at bank and in hand at beginning of period	4.6	11.1	2.2

Cash at bank and in hand at end of period	0.6	4.6	11.1

Statement of Changes in Shareholders’ Equity.
The changes in shareholders’ equity can be seen in the consolidated statement of changes in shareholders’ equity in the consolidated financial statements.
Summary of differences between Dutch GAAP and US GAAP
The differences between Dutch GAAP and US GAAP that would affect net income and shareholders’ equity of the Company are the same as those outlined above in relation to the consolidated financial statements.

(j) Recently issued US GAAP accounting standards
SFAS 168 — The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162 — This standard is not expected to change U.S. GAAP. However management notes that the sources of authoritative U.S. GAAP guidance are either in the codification or in SEC rules and interpretative releases not included within the codification and that all other sources become non-authoritative.
Accounting Standards update 2009-17 — Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities — Management believes the provisions of this update to Variable Interest Entities Financial Reporting does not change any of the Group’s current accounting but the changes to the disclosure requirements are relevant will be implemented effective for the Company’s fiscal year ending March 2011as required by this update.
Accounting Standards update 2010-09 — Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements — This clarification confirms that an SEC filer shall evaluate subsequent events through the date the financial statements are issued. In practice this does not represent a change to the Company’s current policy.
32—Recapitalization, stock split and initial public offering
On January 23, 2008 the Company completed a recapitalization and stock split that required the following steps to be carried out:
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

33—Subsequent events
On April 26, 2010 Sembcorp Industries Ltd announced that it had entered into a tender offer and stockholder support agreement with Biwater Investments Limited to acquire Biwater’s 17,868,543 shares of Cascal N.V. (representing approximately 58.4% of the outstanding common shares of the Company) and to launch a tender offer to acquire all of the Company’s outstanding common shares. The price of the offer was to be $6.75 per share if at least 80% of shares are tendered and $6.40 if less than 80% are tendered.
On April 26, 2010 the Company’s board of directors rejected Sembcorp’s offer as inadequate and encouraged shareholders to take no action in response to the offer.
On May 5, 2010 the Company announced that Michael Wager resigned as a non-executive director to become the Company’s advisor in our bid to repel the proposed Sembcorp tender offer.
On May 21, 2010 Sembcorp formally commenced its tender offer to shareholders to acquire all of the Company’s common shares on the terms previously announced.
On June 1, 2010, the Company filed its response to the Sembcorp tender offer. In its response, the Company said that its board of directors unanimously recommended that shareholders reject the Sembcorp tender offer and not tender their shares into the offer. The board of directors further unanimously recommended that shareholders that have tendered their shares into the offer should withdraw their shares. In addition, it unanimously recommended that if shares are held through a broker or nominee, shareholders should instruct their broker to register the shares in the name of the shareholder.
On June 7, 2010 the Company announced that Stephane Richer resigned as a director of the Company but will continue in his role as Chief Executive Officer until July 31, 2010.
On June 14, 2010 the Company signed a new term loan facility with Macquarie Bank Limited. The new facility is for GBP 55.2 million and will mature on June 14, 2015. The new term loan facility replaces the existing facility with HSBC Bank PLC (USD 60 million revolving loan facility; USD 10 million guarantee facility), which was due to expire on June 26, 2011. The Company used funds from the new loan facility to retire in full the outstanding balance of USD 58 million on the existing HSBC facility on June 17, 2010. HSBC Bank PLC will continue to provide the guarantee facilities until the Company replaces these with another provider.
On June 21, 2010, Sembcorp announced that it is extending the expiration date of its tender offer to 5:00 p.m., New York City time, on July 8, 2010.